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Follow-Up Materials

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REGISTRANT'S NAME Bayerische Hypotheken Und Wechsel

*CURRENT ADDRESS

PROCESSED

MAY 0 9 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03777

FISCAL YEAR 12-31-06

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DAT : 5/7/07

Bayerische Hypotheken Und Wechsel Bank

File-No. 82-3777

HypoVereinsbank

Member of UniCredit Group



2006 Annual Report

Disclaimer
The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure.
It is nevertheless translated into English as €6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Published by:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: March 20, 2007
Publication date: April 5, 2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Michelangelo Pistoletto, "Embraces Differences", 2005, UniCredit collection.

2006 Annual Report

HypoVereinsbank Profile

- HypoVereinsbank is one of the **leading financial institutions** in Germany. Our core competencies cover retail banking, corporate banking and commercial real estate financing, wealth management and international capital markets.
- The **customer** is the focal point of all our activities. We are committed to providing our customers with excellent, innovative and fast solutions across all business segments.
- HypoVereinsbank belongs to the European **UniCredit Group**. This Group holds a leading position in the wealthiest regions and fastest growing markets in Europe. It is the undisputed number one in the **new Europe** covering the emerging economies of central and eastern Europe.
- Germany has an important role to play in the new Group. We are committed to our regional origins, but as a fully integrated member of the UniCredit Group we also want to develop a strong **cultural identity** as the first truly European bank. We are also committed to our **corporate citizenship**, promoting the common good in the countries where we operate.
- We offer our people excellent opportunities to further their careers throughout Europe. We give them a stake in our success through **performance-related systems of remuneration**, which helps to foster entreupreneurialism. At the same time, we ensure strict compliance with the Group-wide **Integrity Charter** which encompasses the basic values that all our people are expected to observe.

Financial Highlights

FULL HVB GROUP[1]

	HVB GROUP NEW 2006	FULL HVB GROUP 2006
Key indicators		
Return on equity after taxes, adjusted[1]	15.2%	18.5%
Return on equity after taxes	22.1%	37.8%
Return on equity before taxes, adjusted[1]	15.0%	20.6%
Return on equity before taxes	19.3%	35.5%
Cost-income ratio (based on total revenues)	62.1%	59.1%
Operating performance		
Operating profit	€2,257m	€4,567m
Profit before tax	€1,618m	€5,317m
Net profit	€1,640m	€4,420m
Earnings per share, adjusted[1]	€1.50	€2.88
Earnings per share	€2.18	€5.89
Balance sheet figures		
Total assets	€358.3bn	€508.0bn
Shareholders' equity	€21.9bn	€20.0bn
Key capital ratios compliant with German Banking Act[2]		
Core capital	€15.1bn	€18.3bn
Risk assets	€137.4bn	€219.3bn
Core capital ratio	11.0%	8.4%
Employees	25,738	50,659
Branch offices	788	1,877

Share information		**2006**	**2005**
Share price:	Reporting date	€33.03	€25.61
	High	€33.20	€26.85
	Low	€32.50	€16.30
Market capitalisation at reporting date		€24.8bn	€19.2bn

1 2006 figures adjusted for the defined non-recurring effects (see Income Statement, HVB Group compliant with IFRS 5)
2 HVB Group new: pro forma figures

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	PUBLIC PFANDBRIEFS	MORTGAGE PFANDBRIEFS
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA



Michael Wesely, Pakistan Kabab House, 1995, HypoVereinsbank collection © VG Bild-Kunst, Bonn 200

Contents



Michael Wesely, Pizza Heroes, 1995, HypoVereinsbank collection

Strategy, Business Model and Results

Chairman's Letter



"HVB has an essential role in the UniCredit Group's ambitious growth strategy, and Germany is a key home market and top priority for this Group."

Dear Shareholders,

We are pleased to announce that the integration of HVB into the UniCredit Group was substantially accomplished in the course of 2006. We are extremely satisfied with the results achieved by HVB but we are also keenly aware that we must not lose our momentum and initiative. We want to continue to be perceived as an innovation pathfinder in the financial sector, and we wish to further strengthen our position as a key player in the European financial market.

HVB has an essential role in the UniCredit Group's ambitious growth strategy, and Germany is a key home market and top priority for the Group. In fact, Germany is the largest European market – not only from the economic point of view, but also in terms of its population and the number of entrepreneurs and high-end customers. We are confident that HVB now has the human and financial resources to compete successfully in such an important and promising market by pursuing all relevant and external growth options.

We have created specialist business divisions focused on particular customer segments in order to achieve our objective of being the leading bank in terms of customer satisfaction, quality services and profitability both in Germany and in other key markets where we operate. This has enabled us to strengthen our position as a leading bank in the corporate market and to be perceived as an innovative player in wealth management.

In order to derive the greatest benefit from the financial potential of the German market as well as the Group's entire international network, UniCredit's Markets & Investment Banking Division will also be headquartered in Munich. This unit has already demonstrated its ability to leverage the previous experience gained in this area by UniCredit, BA-CA and HVB.

The measures taken to rationalise costs, reduce risks and optimise capital management are another essential part of the strategy to strengthen HVB.

The corporate transactions that led to the sale to BA-CA of the stakes previously held in banks in central and eastern Europe must also be viewed in this context. The ultimate goal is to provide HVB with the financial soundness and flexibility that are necessary for it to take advantage of all opportunities that may arise to further its development as a key market player. UniCredit has announced its intention to acquire the minority interests in HVB. This again is an effort to streamline the decision-making processes and is the natural conclusion of a highly successful integration process. This transaction should be seen as a significant step to improve the operational efficiency of HVB within the Group, and certainly not as a disengagement from the German market.

The operating and business results described in this Annual Report are testimony that the strategic and operational decisions made up to this point have been well-founded. Even more important, however, has been the extraordinary commitment demonstrated by all those who work at HVB and the fact that these results were achieved despite the uncertainties and immense pressures faced by our colleagues, and I would like to express my heartfelt thanks to all of them.

We will continue to make every effort to strengthen our identity which is based on shared values and cultural diversity within the UniCredit Group.

It is not only our desire to continue to create value and achieve impressive goals. We will also strive to make our growth sustainable by leveraging the reputation of HVB and all entities in the UniCredit Group. We will only feel completely satisfied if we are able to boost the sense of belonging to HVB and the UniCredit Group and to provide everyone with the opportunity to take an active role in achieving our shared, challenging objectives.

Alessandro Profumo
Chairman of the Supervisory Board

Letter to our Shareholders



"2006 has seen us build an outstanding position from which to continue our efforts in Germany."

Dear shareholders,
business partners
and friends of HVB,

Benjamin Disraeli, the celebrated British politician and author, once wrote: "The secret of success is constancy of purpose." The successful financial year enjoyed by our HypoVereinsbank in 2006 confirms the truth of this saying. This success would not have been possible without the constancy of purpose that our Bank has shown in our operations involving our customers and in the business combination with UniCredit. What had already started to happen in 2005 continued to accelerate throughout last year.

Being folded into the UniCredit Group makes it possible for us to combine local proximity and a focused commitment to our markets with a fast-growing, closely knit, European banking network. This is what makes us the first truly European bank and creates advantages for us on the marketplace. Advantages that our customers are noticing and that have given our team new impetus. In many respects, I am thoroughly proud of what we have achieved over the last year.

We have made a successful return to a sustainable growth path, offering our customers an innovative range of products together with a comprehensive service concept. Furthermore, as an operationally independent member of a European family of banks, we have a business model that demonstrates more powerfully every day how well it fits into a converging Europe. Keeping a regional focus, exploiting differences rather than smoothing them over, and adopting centrality as a complement rather than making it the goal per se: these are thoroughly European principles of collaboration and co-operation. The outcome is an excited sense of new beginnings that can be felt in many areas of our Bank. Although I do not wish to deny in any way that the necessary adjustment process has demanded much of many people over the last few months.

Thus the process of integration, which has run much faster and smoother than anticipated, has entailed considerably more work and a degree of uncertainty for our people. In this situation, our people have done more than just show an impressive willingness to change. They have also ensured that we could make a significant contribution to the overall performance of the UniCredit Group in 2006. For this achievement, I would like to express my heartfelt thanks to each and every one of our people.

The Integrity Charter that was introduced last year has placed the way we deal with each other in the HVB sub-group on a complete new footing in our daily work, in line with the values of the entire UniCredit Group. The Integrity Charter is a written system of values for the UniCredit Group, similar to ethical principles, that every employee as well as our customers and business partners can rely on as a firm foundation. That the Integrity Charter is compulsory throughout the corporate group also expresses our desire to see our corporate cultures converge and a common European identity emerge. Only those who have values can create value. The European identity supplements our roots in the individual domestic markets and underscores the UniCredit Group's claim to be a truly European banking group. (For more about the Integrity Charter, please refer to the section entitled "Human Resources and Corporate Social Responsibility" elsewhere in the present report.)

For HypoVereinsbank, 2006 was a year dominated by a new organisational structure for our operations. We have tailored the Retail, Corporates & Commercial Real Estating Financing and Wealth Management divisions to meet the demands of our various customer groups more fully. This enables us to provide the right products and services to meet the needs of each customer group and to deliberately refine our performance profile. Moreover, the UniCredit Group is pooling its entire investment banking activities at HypoVereinsbank. Our modified organisational structure in Germany fits into the structure of the UniCredit Group, making it possible for our customers to benefit from this transparent organisation throughout Europe, with clear responsibility structures across the whole UniCredit Group. We have thus put all the pieces in place to be able to exploit cross-border synergies for our Bank and also benefit from best practice solutions without losing time all across the corporate group.

Besides the realignment of our divisions, 2006 was also marked by the preparations to sell our operations in Austria and central and eastern Europe within the corporate group.

Letter to our Shareholders continued

Our shareholders approved a resolution to this effect from HVB's Management Board and Supervisory Board at the Extraordinary Shareholders' Meeting held on October 25 of last year. The shares we held in Bank Austria Creditanstalt, International Moscow Bank and HVB Bank Latvia were finally transferred in January of this year; the remaining transactions – involving HVB Bank Ukraine and our Baltic offices – will be completed soon, once the outstanding conditions have been met.

As a result of this transaction, HypoVereinsbank enjoys a high degree of financial strength in comparison to our competitors. We intend to use this newly found financial freedom to reinforce our capital base, which will give us the firm footing we need for faster growth – especially inside but also outside Germany.

All the divisions have a clear strategy for boosting their business volumes, their market shares and their profitability with a view to making themselves even more attractive for their respective customer groups. Last year we already made a successful return to the marketplace with a range of product and service promotions. The package of measures we are using to seize the initiative comprises new customer care models and attractive products, like the free Welcome Account for our retail customers. In addition, we are further expanding our regional presence, especially in corporate banking and wealth management. The impressive number of new customers that we succeeded in acquiring last year implies that, here too, we are on the right track.

Turning HypoVereinsbank into the investment banking competence centre for the entire UniCredit Group is opening up tremendous new opportunities for us. The aim is to firmly establish this activity among the leading group of European investment banks. With this decision, HypoVereinsbank is reaping the benefits of its outstanding positioning and sustained performance in this line of business.

But our strategy does not consist solely of organic growth. We also intend to employ the funds at our disposal to strengthen our competitive position – where it makes financial sense – by making targeted acquisitions. However, we will only do this if the target's activities are a good fit with our strategy, they generate value for our Bank and our corporate group and they represent a sustainable reinforcement of our operations over the long run.

I am convinced that appropriate additions to our business will open up in a rapidly recovering Germany. All the more so, as and when the three-pillar model of the German financial services industry becomes less rigid. But we are just at the start of this process. Misaligned regulatory conditions continue to prevent a wide-reaching consolidation of the German banking sector. Yet this is exactly what is needed if German banks are to close in on the upper ranks of their European peers in terms of profitability as defined by international norms. The development of the UniCredit Group in Italy is an excellent example of the positive outcome of integrating institutions from different banking worlds. Originally resulting from the merger of various formerly public-sector institutions, the UniCredit Group today is one of the biggest and most successful private-sector banking groups in Europe.

The positive developments at HypoVereinsbank within the UniCredit Group have coincided with an unusually strong upturn in the German economy and a favourable capital market environment. The result is that the success of our business model is clearly reflected in our figures for 2006.

Thus last year we were able to build on the constant improvement in our operating result that started some time ago and narrowly beat our financial targets. The net profit posted by the new HVB Group – meaning without the discontinued operations – totalled €1,640 million after a loss of €127 million in the previous year; adjusted for non-recurring effects, we succeeded in increasing our profit by a factor of almost four year-on-year. Adjusted for gains on disposal and extraordinary charges, our return on equity after taxes reached a healthy 15.2%. Moreover, all the divisions reported higher profits than last year, thus making a strong contribution to the good overall results.

Of course we want to share our financial success with you, our shareholders, in an appropriate manner. Hence the Management Board will propose to the Annual General Meeting of Shareholders that the dividend for 2006 be raised to €0.40 per share.

2006 has seen us build an outstanding position from which to continue our efforts in Germany. We aim to exploit this tailwind throughout the current financial year. Back in the 16th century, the French author Michel de Montaigne commented: "No wind serves him who addresses his voyage to no certain port." In line with this, we have set ourselves highly ambitious financial targets for this and the subsequent years, as outlined at the Capital Markets Day staged by the UniCredit Group at the start of July 2006. We will continue to advance the value-based realignment of our Bank. Thus we are looking to be among the top German banks in terms of profitability.

But above and beyond the financial targets, we have also set ourselves other challenges for 2007. We want to remain one of the players who act on the market rather than react. We want to convince more people of our capabilities and tie them to us as long-term customers. And we want to increase the level of satisfaction in us expressed by our customers. As far as we are concerned, customer satisfaction is the key measure of our success.

And these objectives will be advanced by UniCredit's decision announced in January of this year to seek to acquire the shares owned by HVB's minority shareholders. With this step, UniCredit is aiming to simplify the operational processes at HVB with a view to speeding up response times to market changes. The squeeze-out means that UniCredit is increasing its financial commitment on the German market, thus boosting the role played by HVB within the corporate group.

Our vision of helping to build the first truly European banking group is already in large part a reality. I would ask for your trust and your support as we continue down this path towards a successful future for HypoVereinsbank as an integral part of the UniCredit Group. I personally would be delighted if you were to be a UniCredit shareholder in the future – if you are not already – so that you can continue to be involved in the positive development of HypoVereinsbank in a pan-European context.

Best regards,

Wolfgang Sprissler

Summary of Divisional Results

All the divisions of HVB contributed to the Group's strong year-on-year (yoy) increase of operating profitability in 2006. These results are particularly positive, given the fact that during the year, a major divisionalisation process was successfully implemented and many projects were launched in all divisions to enhance their future profitability.

Group operating profit rose by 70% yoy, driven by:

- Retail division: over 100% increase[1], as rising revenues augmented the effect of an important decrease in operating costs (–8.7% yoy).
- Wealth Management division (WEM): increase[1] of 17.6% yoy despite Activest disposals, with Private Banking posting a solid 45% yoy rise thanks to double digit top line growth, combined with a significant decrease in costs.
- Corporates & Commercial Real Estate Financing division (CCREF): increase[1] of 9.8% yoy with a distinct rise in Corporates, stemming from both higher revenues and lower costs, and the ongoing restructuring of CREF carried on with no significant drag on operating profit.
- Markets & Investment Banking division (MIB): increase[1] of 43.3% yoy as the higher level of activity of all major business segments led to over 20% increase in operating revenues.

During 2006 the new Global Banking Services division successfully consolidated service units, already achieving a sustained cost reduction for the Group.

1 increase in Group operating profit

Divisional highlights[1]

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING		MARKETS & INVESTMENT BANKING
Total revenues					
2006	1,728	550	1,103[3]	199[4]	2,279
2005	1,694	569	1,043[3]	233[4]	1,889
Operating costs					
2006	(1,422)	(336)	(444)[3]	(51)[4]	(1,163)
2005	(1,557)	(387)	(459)[3]	(82)[4]	(1,110)
Operating profit					
2006	306	214	659[3]	148[4]	1,116
2005	137	182	584[3]	151[4]	779
Profit before taxes					
2006	117	746	447[3]	84[4]	969
2005	(174)	133	360[3]	(76)[4]	700
Cost-income ratio[2] in %					
2006	82.3	61.1	40.3[3]	25.6[4]	51.0
2005	91.9	68.0	44.0[3]	35.2[4]	58.8

1 please refer to the Notes for more detailed information
2 based on total revenues
3 Corporates
4 Commercial Real Estate Financing

Retail Division

Divisionalisation boosts growth opportunities

When the Bank was split into divisions in the middle of the year, the wealth management, corporates and retail customer segments were aligned with the uniform UniCredit structure. This created a stable foundation for growth.

Retail: offices in Germany


72
30
26
19
14
22
9
24
8
7
8
12
10
9
371

Offices by state

STATE	DEC. 31, 2006	%
Baden-Wuerttemberg	24	3.7
Bavaria	371	57.9
Berlin	7	1.1
Brandenburg	8	1.2
Hamburg	30	4.7
Hesse	14	2.2
Lower Saxony	26	4.1
Mecklenburg-Western Pomerania	8	1.2
North Rhine-Westphalia	19	3.0
Rhineland-Palatinate	22	3.4
Saarland	9	1.4
Saxony	10	1.6
Saxony-Anhalt	12	1.9
Schleswig-Holstein	72	11.2
Thuringia	9	1.4
Total[1]	**641**	**100.0**

1 The total number of offices of the new HVB Group is 788 (see Note 82)

Range of products and services tailored to demand

Now that they are homogenous, the customer segments are in a better position to provide a bespoke range of products and services, securing long-term customer satisfaction, and to significantly enhance efficiency in production and handling.

The small business customer segment, which includes all customers with annual revenues of up to €3 million, has been included in the Retail division. This goes hand in hand with a strengthening of our retail bank, which has achieved even greater proximity to our business and professional customers, and providing comprehensive customer care from a single source for commercial and personal banking during the life cycle of our business customers. At the same time, we have succeeded in retaining the customer relationship models that have proved successful with small business customers, in the form of standardised offerings made via telesales and individual solutions provided on site, through to our specialised approach for the target group of health care professionals.

As part of a systematic, customer-oriented transfer process, we succeeded in moving over some 320,000 customers within a few weeks, whilst managing to keep the same relationship manager in most cases. A customer survey carried out specially for this purpose showed that the transfer did not have a detrimental effect on the satisfaction and loyalty of our customers.

Earnings performance in the Retail division

In 2006, the Retail division made an operating profit of €306 million before loan-loss provisions, thus providing a significant contribution towards HypoVereinsbank's total profit. With a 8.7% reduction in operating costs, total revenues increased by 2%. (Please refer to Note 22 in the notes to the consolidated financial statements for a detailed discussion of the results.)

Improved advisory processes support rise in cross-selling rate

Systematic, long-term advisory processes play a crucial role particularly in the more sophisticated customer segments. HVB is consistently pursuing the policy it has adopted in this connection. By refining this policy, we have succeeded in sustainably increasing the cross-selling rate by using competent advisory methods tailored to customers' needs, objectives and affinity to risk. This has involved applying the advisory processes of the recently integrated small business customer segment for the first time.

In 2006, the BasisDialog and PremiumDialog advisory processes were revised with this in mind. Apart from streamlining processing steps and simplifying functions, system adjustments focused on networking with existing product-closing tools. As intended by the comprehensive, holistic advisory strategy, the sales force now has a wealth of possibilities for gathering, consolidating and evaluating customer data using CRM tools.

Further expansion of alternative sales channels

Moreover, we succeeded in increasing our lead in online services. It is now possible to buy all basic products over the Internet conveniently and inexpensively. This helps reinforce our customer acquisition and cross-selling activities in our branches. We also added more online services (making it possible to create and amend tax exemption requests, for instance) with a view to boosting customer satisfaction and improving customer retention.

Systematic pursuit of customer acquisition

Offering a unique account package (the HVB Willkommenskonto) helped us to win almost 60,000 new customers in the second half of 2006. Consistent advisory reviews and the ensuing product sales with these customers have already led to a high cross-selling rate and above-average earnings. We are looking to repeat this success in 2007, this time also with special offers for our existing customers.

Retail Division continued

Securities operations record solid growth rates

Despite the separation of the Wealth Management division in the middle of the year, the securities business saw its 2005 growth rates beaten again in 2006. With revenues up more than 16%, this line of business was once more the engine of growth for the division in 2006.

Strong gains were made in all product areas. With gross revenues in excess of €2.5 billion, the business involving structured products enjoyed especially lively growth. Above all, the certificates on funds issued for the first time in 2006 were particularly popular, making a significant contribution to growth.

The merger of Activest and Pioneer Investments has also provided our retail customers with a broader spectrum of high-quality fund products from our own Bank, which also reported significant increases in volumes in retail customer operations in 2006. At over €6.6 billion, the Activest TotalReturn fund group is now the largest fund of its kind in Germany.

In addition to earnings growth, the optimisation of earnings structures was by far the most important factor in 2006. The goal is to significantly stabilise earnings and thus reduce the dependency on capital market fluctuations. A huge step was taken in this direction with the relaunch of the HVB KombiAnlage, a standardised fund asset management offering.

The HVB KombiAnlage recorded volume growth of over €1 billion in the fourth quarter alone and, at over €5.25 billion, now ranks among the largest fund asset management products in Germany. The annual asset management fee it generates guarantees a significant earnings base for the coming years. The exceptionally high quality of the HVB KombiAnlage product was confirmed by winning first place in the study carried out by FondsConsult (03/2006) and through the renewed certification by the Institut für Vermögensaufbau (Q4/2006).

HVB wins market share in instalment loan business

In 2006, HVB was able to increase its share of the instalment loan business to 1.8% despite stagnation in the market. Innovative offerings, such as the option of increasing the regular repayments, make it easier to draw up concepts for customised solutions whilst using standardised procedures. The ongoing development of advisory and rating systems in the instalment loan business ensures that we provide customised finance solutions and accurately predict the credit risks entailed in these loans at the same time.

Excellent performance in insurance business

Our insurance business performed strongly, posting growth of almost 20% in endowment policies and over 30% in non-life policies. One of the main drivers was the state-subsidised Riester pension, a private retirement savings plan, which posted over 60% growth in terms of volumes sold.

We successfully re-aligned our portfolio of insurance products catering for the needs of our small business customers. Overall, we succeeded in selling insurance products to a broad section of each customer group, hence sustainably boosting fee and commission income.

Further increase in deposit-taking operations

Deposit-taking operations were one of the primary sources of income for the division once more in 2006. Consistent pricing policies helped us to again substantially raise the interest contribution on the deposits side by almost 15%. In the process, the quality of deposits has improved, thus guaranteeing future income. HVB KomfortSparen, a new savings plan introduced in November 2005, attracted 100,000 new customers in its first year. Over 85% of these customers make monthly deposits under the scheme and are thus safeguarding growth in the coming years.

Real estate finance as a basic product for cross-selling
Real estate finance continues to be a core product for retail and small business customers. The strategy of focusing on profitable, low-risk business was continued. Particularly in this area, the market was characterised by fierce competition and hence strong pressure on margins. Despite this difficult market environment, we managed to book new business at a satisfactory rate in 2006. In the course of these new contracts, we also succeeded in boosting the cross-selling rate so as to increase both the proceeds gained from each customer relationship and customer loyalty.

Significant expansion of e-business and cash management
HVB significantly expanded the electronic banking and cash management services it provides for its customers in 2006. Thus, customer payments in Germany rose to 550 million items (up 10% on last year) and 2.5 million items abroad (up 20% on last year). The gross contributions from payments increased by around 7.5%. Thus we improved the earnings situation in this line of business, bucking the market trend, despite the persistent decline in margins.

In cash management, we won 49 new clients (cross-border cash pools) and continued to consolidate our position in central and eastern Europe.

Outlook: focus on optimised advisory services
In 2006, we devised a systematic concept for continuing to expand and optimise the sales interface, which will reduce costs and increase earnings in our retail operations in 2007. This forms the springboard for us to achieve our ambitious 3-year plan. The key points involve offering optimised advisory services through the consistent allocation of customers, deploying more employees in sales functions and reaching passive customers by applying a new relationship management concept. To this end, we will also invest in the continuing professional development of our workforce.

Tailor-made range of products and services for all customer groups

Private customers
Demand-driven range of products and services

Private banking customers
Demand-driven range of products and services, focusing on investment business

Small business customers
Demand-driven range of products and services for the private and business needs of entrepreneurs

Wealth Management Division

Market environment with huge growth opportunities

The wealth management market in Germany offers significant opportunities for growth. By 2009, private assets in this segment are set to increase by around 6%.

Wealth Management: offices in Germany



2
2
1
2
3
4
1
4
1
1
2
20

Offices by state

STATE	DEC. 31, 2006	%
Baden-Wuerttemberg	4	9.3
Bavaria	20	46.5
Berlin	1	2.3
Hamburg	2	4.7
Hesse	3	7.0
Lower Saxony	1	2.3
North Rhine-Westphalia	2	4.7
Rhineland-Palatinate	4	9.3
Saarland	1	2.3
Saxony	2	4.7
Saxony-Anhalt	1	2.3
Schleswig-Holstein	2	4.7
Total[1]	**43**	**100.0**

1 The total number of offices of the new HVB Group is 788 (see Note 82)

Personal, independent, forward-looking advice

According to a forecast by Barclays Wealth Insight, Germany is one of the countries that will record the highest relative growth in millionaires in the coming years. We aim to attract more than an equal share of this growth and position ourselves as one of the top names in wealth management. We provide a convincing proposition to our customers through personal, independent and far-sighted advice coupled with a high level of expertise and comprehensive strategies as well as innovative and customised solutions.

Earnings performance in the Wealth Management division

In the third quarter of 2006, the segments were re-organised in connection with the integration of HypoVereinsbank in the UniCredit Group. This re-organisation mainly affected the former Germany business segment. The Retail and Wealth Management divisions were formed from the Private Customers business unit. In addition, customers and employees were transferred from the former Corporate Customers and Professionals business unit (business customer segment) to the new Retail and Wealth Management divisions. 90% of the customers contacted decided in favour of HVB's new proposition and switched to Wealth Management.

In 2006, the Wealth Management (WEM) division's results were also boosted by the gain realised when the Activest companies (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S.A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne) were sold to Pioneer Investments. The sale yielded a gain on disposal of €543 million, which is reported under net income from investments. The Activest companies were deconsolidated with effect from July 1, 2006. Hence the 2006 results cannot be compared to last year, but the adjusted figures can be used for comparison.

The Wealth Management division generated an operating profit of €214 million before loan-loss provisions and thus made a very strong contribution to HypoVereinsbank's total profit in 2006. Operating costs remained stable despite the reestablishment of the division. (Please refer to Note 22 in the notes to the consolidated financial statements for a detailed discussion of the results).

HVB Wealth Management starting in 2nd place in the German wealth management market

We have an excellent starting position: in terms of customer assets under management, today we already have an outstanding ranking in 2nd place in the German wealth management market. Highly affluent customers were transferred from the retail and corporate banking segments of HVB AG in the course of the new divisionalisation. The new division has an investment volume of more than €31 billion and serves over 37,000 affluents. The operating result and significant profitability indicators reflect HypoVereinsbank's excellent starting position in this important business area.

To achieve our growth targets, we have increased the number of facilities we use and people we employ. We now have more than 40 offices throughout Germany. Hence, we cover more than 90% of the market and are thus easily accessible for all of our customers. Our nationwide presence and the resulting proximity to our customers makes us stand out from many of our competitors.

Strategy and value levers of the new division offer clear advantages

We offer the individual attention and exclusivity of a private bank combined with the competence, security and international network of a large banking group – the UniCredit Group. This network spans 40 countries, including Luxembourg, Austria, Italy, Switzerland, the CEE countries and the United States among others. Besides wealth management, we also have a high level of expertise in the fields of financing, real estate finance and particularly in the management of foundations and trusts. Wealth Management at HVB AG handles distribution for wealthy retail customers in Germany, private banking operations in Luxembourg, the activities of the DAB banking group and the production and marketing of real assets, bundled in the WealthCap subsidiary currently being formed.

We serve customers at HVB AG with liquid assets of more than €500,000 under a relationship approach specially tailored to the requirements of high net worth customers. This is expanded to include specific family office services for customers with total addressable assets exceeding €30 million. In addition, our investment management units support our customers in the purchase and sale of corporate holdings and private equity products. In doing so, we follow the entire process from investment consulting all the way to the signing of agreements.

Wealth Management Division continued

Relationship model geared to holistic asset management

A total of six customer segments form the basis of our relationship model, which is geared to providing holistic wealth management: family office customers, for whom the key element is providing holistic advice on very large and complex estates; wealthy private customers, where the focus is placed on individual asset strategies; professionals and business customers, for whom asset accumulation and corporate finance is the main element; and foundations and privately owned investment companies focusing on the professional management of large-scale assets. In addition, we attend to the private affairs of company owners and perform professional asset management for certain securities accounts, such as public-sector customers and professionals.

Competent staff – a basic requirement for our customers

Committed, highly trained and – in many instances – certified employees with special advisor virtues are absolutely essential for satisfying our customers' high expectations. It is therefore a top priority that all of our employees' daily activities reflect our service promise: we expect our employees to be customer-oriented, competent and innovative. We will consistently take new steps to establish ourselves as Germany's leading wealth manager in the long term. In these efforts, customer satisfaction is the key driver of our business activities and an important factor in our employees' pay.

Institut für Vermögensaufbau IVA and the firstfive rating agency award five stars to tailored-made mandate and portfolio solutions

We provide expertise in all relevant areas, complete with exclusive, prize-winning products. One such offering is HVB Vermögensverwaltung FIRST, an asset management product that has been awarded several top five-star marks by the independent Institut für Vermögensverwaltung (IVA). This product is aimed at customers intending to invest a volume in excess of €250,000 in this product.

Another product to receive honours is First Flex, our individual HVB Vermögensverwaltung wealth management concept, which has met with success for 25 years, and was again reassessed and likewise awarded several top five-star ratings from firstfive, an independent rating institute. With its strategic, risk-return-based investment approach HVB Vermögensverwaltung First Flex posted an average annual return of 9%. In addition to mandate solutions, we also offer our customers tailored portfolio solutions with various risk profiles. We have certified quality securities accounts for each risk class. They serve as the basis for the relationship manager, who then works with the customer to optimise the composition of the portfolio. We attach great importance to transparency through clear pricing and extensive reporting.

Special expertise in managing inheritances and trusts bridges generations

With our inheritance management and trust management, we also offer our customers cross-generational asset planning, underscoring the stringent quality standards we impose on our advisory activities. After all, a challenge such as planning the transfer of wealth to the next generation is one of the most personal issues addressed in the field of financial advice. Our certificated experts in trust and inheritance issues see to the needs of heirs, testators and trusts, as well as clients thinking of setting up a trust, from the initial idea to the asset management activities.

Financial planning is specifically tailored to cater for customers with very substantial assets. Expert advice and one-stop financial advisory services are provided by specially trained, certificated financial planners.

HypoVereinsbank sells Activest to Pioneer Investments

The advisory services we offer benefit from our membership of the UniCredit Group as we are able to call upon outstanding expertise worldwide in areas like asset management. The combination of Activest and Pioneer, a global mutual fund company that has been extremely successful for many decades, will give our customers access to an even greater range of international investment products. This means we can leverage the advantages of a strong, global asset management partner to offer our customers a broad range of worldwide products.

Excellent performance by Wealth Management subsidiaries

In 2006, DAB Bank recorded the best result in its company's history. It now manages more than a million securities accounts for the first time. The assets under management were increased by 19% compared to the previous year. At just under €30 billion, around €14 billion of which are B2B-brokered funds, DAB is Germany's largest independent funds platform. A successful year on the stock market saw almost eleven million transactions carried out on the DAB platform.

HVB Luxembourg Private Banking succeeded in establishing Family Trust Management Europe S.A. (FTME) in 2006 to complement its successful WEM activities. This company has specialised in managing internationally diversified assets in a Luxembourg-based corporation.

Wealth Management Capital Holding GmbH, which is currently being formed, is seeking to become one of the leading initiators of closed-end funds in Germany. Merging our subsidiaries H.F.S. (Hypo-Fondsbeteiligungen für Sachwerte GmbH), Blue Capital and HVBFondsFinance GmbH will serve to pool expertise in the three areas of private equity, German real estate and international real estate. We expect this to put us in a first mover position in the development and implementation of innovative real-estate products.

Outlook: systematic alignment of the business model and organic growth
In 2007, the focus will be placed on organic growth, notably by increasing the assets managed for customers, new customer acquisition and the optimisation of the range of products as planned. The consistent and seamless alignment of the business model to cater for the needs of defined target groups has an important role to play in this regard. We will continue to expand our business model whilst seeking to intensify co-operation with and between our subsidiaries. We intend to pursue six growth goals in the coming years: enhancing customer satisfaction; boosting customer loyalty; expanding our customer base; significantly increasing the share of our asset management products, fostering the dynamic development of fresh money and generating synergies from a higher level of networking in the co-operation between Wealth Management units.

Wealth Management distinguishes six target customer groups, two of which share a common relationship model/co-operation with Corporates

Target customer group		Product basket
Family office customers	Institutional	• Personal wealth management for very wealthy families (investment and financing)
Wealthy private customers	Individual	• Full spectrum of WEM products and services (with focus on investment)
Professionals/SMEs	Individual	• Full spectrum of WEM products and services (investment and financing)
Private foundations and private asset management companies	Individual	• Professional portfolio management
Business owners with business side in Corporates	Individual	• Full spectrum of WEM products and services (investment and financing)
Corporate customers (public-sector corporations)	Institutional	• AM-specific WEM products and services (separate security account and transaction account)

☐ Customer allocated fully to Wealth Management
■ Revenue share (customer not allocated fully to Wealth Management)

Corporates & Commercial Real Estate Financing Division

Corporate Banking

In 2006, solid results were generated by 1,984 employees working at 93 locations throughout Germany (HVB AG), serving around 70,000 customers and handling loans worth €40 billion and deposits worth €20 billion.

Corporate Banking: offices in Germany


9
6
6
6
3
1
1
7
2
1
1
2
3
2
43

Offices by state

STATE	DEC. 31, 2006	%
Baden-Wuerttemberg	7	7.5
Bavaria	43	46.2
Berlin	1	1.1
Brandenburg	1	1.1
Hamburg	6	6.5
Hesse	3	3.2
Lower Saxony	6	6.5
Mecklenburg-Western Pomerania	2	2.2
North Rhine-Westphalia	6	6.5
Rhineland-Palatinate	1	1.1
Saarland	1	1.1
Saxony	3	3.2
Saxony-Anhalt	2	2.2
Schleswig-Holstein	9	9.7
Thuringia	2	2.2
Total[1]	**93**	**100.0**

1 The total number of offices of the new HVB Group is 788 (see Note 82)



First value driver: satisfied customers, friendly market environment and good prospects

With a market share of around 5.9% based on the total lending volume in Germany, HVB is the fifth largest corporate bank – but not as far as customers are concerned. We were voted "Corporate bank of the year" in 2007 by 100,000 readers of "Markt und Mittelstand", a sector magazine; the main reason for this was "the high quality of the range of products and services" offered to corporate customers by HVB. The feedback we have gained from numerous discussions with customers also shows that our business combination with UniCredit is seen as an advantage. As far as its market presence and significance is concerned, HVB has moved sharply upwards in customer rankings, due in part to customers profiting from the presence of UniCredit banks in 20 countries in Europe – not only in the emerging markets of CEE but also in the most important exporting countries of the EU. But above all, it is the expertise cultivated in increasingly complex corporate banking operations which our customers find convincing.

At the same time, a relatively stable market environment and a favourable economic climate had a positive impact on results. In particular, German enterprises succeeded in exploiting new opportunities to improve their competitiveness in exports. Germany continues to be the world's biggest exporting country and largely managed to maintain its market shares in 2006. This trend was accompanied by a rise in foreign direct investment and is evidence of the increasing globalisation of production activities and companies. HVB benefited strongly from this development in 2006, thanks largely to the expertise it has in foreign trade and cash management operations as well as in liquidity and financial risk management in its investment, interest and currency products.

Its industry expertise and strong customer relationships in key export sectors, such as engineering, tool manufacturing and automotive supply, also made a decisive contribution to performance in 2006. Greater competitive pressure in fees and lending margins was more than compensated, but will continue to have an impact.

An estimated lending volume of €1.2 trillion in Germany and the rise in demand for capital market expertise among broader customer groups (mid-caps) provide plenty of room for further growth in the coming financial year. We expect the total lending volume for corporate customers to grow by around 5%. We also assume that the market climate for German corporate banking operations will develop similarly well in 2007.

Second value driver: greater advisory expertise and suitable product solutions

Twelve initiatives were launched under the Growth Opportunities (GO) programme in 2006; these will underpin our future growth and improve our value added. In this context, the investments made in our advisory services and efficient relationship management in particular are considered essential requirements for exploiting market opportunities. Alongside greater expertise, relationship managers are benefiting from clear customer segmentation, which is giving them more leeway to serve customers on a long-term basis, provide competent advice and call in product specialists to effectively meet specific customer needs. To optimise this, new relationship models were introduced when the divisions were restructured. Our operations are now divided into four customer segments:

- large caps (6,000 customers)
- mid caps (27,000)
- small caps (32,000) and
- public-sector customers (5,000)

The customer transfers required to implement the resegmentation and the restructuring of divisions were completed mid-2006, with no hindrance to commercial activities; in fact we succeeded in acquiring a number of new customers.

Corporates & Commercial Real Estate Financing Division continued

More specific training for employees is a further positive side-effect of the resegmentation. In 2006, all relationship managers working in the mid-cap and large-cap sector underwent training in conducting strategic dialogues with customers. Moreover, relationship managers have been able to use the methods launched in 2006 – "HVB industry and benchmark analysis", "HVB corporate customer credit-standing analysis" and the "HVB structural analysis for the Mittelstand" – to show their customers where they are located in an industry-wide comparison and what opportunities and openings there are for their company.

The ratio of net interest income to net fees and commissions stood at 70:30, clearly indicating that lending operations were our core business again in 2006. But all our efforts were aimed at providing Mittelstand customers with innovative alternative solutions to supplement traditional loans, such as mezzanine products involving the capital market (PREPS™). This highly innovative profit-participation platform, which was launched jointly with our partner CEG, enables mid-sized companies to raise finance directly from the capital market. With its sixth transaction (2007-1) in the first quarter of 2007, Corporates placed over €2.0 billion of subordinated capital for Mittelstand customers via the PREPS™ platform.

HVB is the market leader in Germany for mezzanine finance. Besides providing sophisticated, tool-aided advisory services, coupled with the analysis and funding of current (working capital) and non-current assets, we offer structured loans to a broader array of small and medium-sized enterprises. We are also continuing to expand operations involving subordinated finance, small and medium-sized finance for corporate transactions and project finance. In addition, we can open up the complete range of products of the Markets & Investment Banking division (MIB) to mid-sized customers, thus enabling them to access the capital market.

We rolled out a new product in the autumn of 2006 in the form of M-ABS, an asset-backed securities programme for Mittelstand companies. This product leverages the UniCredit Group's high level of expertise in the field of securitisation.

As the leading player in central and eastern Europe, accompanying our customers into these markets is one of the focal points of our business activities. In 2006, almost 4,000 HVB customers made use of these capabilities to invest in one or more CEE countries. Our services extended from facilitated account opening to complex cash management solutions, cross-border credit offerings and leasing products. Our business combination with the UniCredit Group has put these cross-border business activities on an even wider base.

Earnings performance of Corporates

Our corporate banking operations continue to make a significant contribution to the consolidated profit of HVB Group. Operating profit before net write-downs of loans and provisions for guarantees and commitments developed especially well, rising 12.8% to €659 million compared to 2005. Despite higher revenues, we succeeded in cutting operating costs by 3.3% year-on-year. There was a slight increase in net write-downs of loans and provisions for guarantees and commitments, up 5.8% to €201 million. As a result of higher revenues and cost reductions, the cost-income ratio improved by 3.7 percentage points to 40.3% (see also the Segment Reporting section in the notes to the consolidated financial statements). The solid 5.8% year-on-year improvement in total revenues was down to a 6.4% rise in net interest income and a pleasing 4.9% increase in net fees and commissions, which benefited from higher income from advisory fees under structured finance.

Outlook: growth initiatives in several lines of business

Corporates will again seek to act as a value driver for customers and to remain the market player with the highest customer satisfaction in 2007. We intend to support our customers' growth in the course of the increasing cross-border expansion of medium-sized corporate customers and be seen as the driver of process and product innovation in corporate banking. To this end, Corporates will launch further growth initiatives in the following areas in 2007:

- Organic growth (recruitment and training of new corporate customer relationship managers) and opening of five branches in regions with low market penetration (south-western Germany, North Rhine-Westphalia, Lower Saxony)

- Greater concentration on sectors and industries in which HVB can tap further potential with its core expertise: public-sector finance, renewable energy, global shipping and maritime industry

- Further expansion in innovative product areas (derivatives, structured finance, foreign trade, cash management and corporate finance)

- Leasing products and services: the UniCredit Group's Corporate division plays an outstanding role in leasing operations in Europe. We will seek to transfer this expertise to Germany through HVB Leasing

Hence, the strategic economic goals set for 2007 are to increase our market share, apply strict cost management and manage risks at increased volumes.

Our corporate banking operations are geared to four customer segments, which we serve with tailor-made products and services.

Customer segment	Product range
Large caps Revenues > €250m	• Tool-based analysis and advisory instruments • Focus: international operations and capital market
Mid caps Revenues €15m – €250m	• Tool-based analysis and advisory instruments • Focus: structured finance
Small caps Revenues €3m – €15m	• Finance • Cash management • Trade finance • Derivatives
Public-sector customers	• Structured finance • Derivatives • Asset management products

Corporates & Commercial Real Estate Financing Division continued

Commercial Real Estate Financing

In 2006, Commercial Real Esate Financing continued its firm commitment to implementing the Group business model in commercial real estate finance in Germany.

Implementing the business model
The implementation of the business model involved balancing activities between the restructuring of the current portfolio and the continued focus on value-added business (e.g. services and products with higher advisory content). The new structure adopted in 2005, based on regional teams at six locations in Germany (Berlin, Düsseldorf, Frankfurt, Hamburg, Munich and Nuremberg) with the structured finance specialists concentrated in Munich, proved to be effective and was consequently retained without amendment in 2006.

During 2006, with the implementation of the new Group divisionalisation, our commercial real estate finance operations were integrated into the Corporates & Commercial Real Estate Financing division. This makes it easier to exploit synergies in fee-generating products and services and also leverage the strong structuring expertise deployed by Corporates.

The major activities in 2006 included an analysis of the customer portfolio from a strategic perspective, leading to the transfer of positions identified as non-strategic to the Special Credit Portfolio (please see page 7 of the HVB Interim Report at September 30, 2006). This move made it possible for us to concentrate our sales efforts on the target customer base.

Development of the real estate market
Bouyed by a surprisingly strong economy overall together with some sector-specific factors, the German property markets improved in 2006. Investment activities, rents and prices have all picked up; property and portfolio transactions, which had already increased sharply in the last few years, have reached record levels.

The improvement in residential and commercial property markets is also reflected in the gradual reduction of vacancy rates that had depressed the markets in the past and in a slight decline in the number of forceclosures. Some selected German office markets, in particular, have seen very little new construction and high absorption rates combined with a noticeable reduction in oversupply; this has already led to initial rises in rents for offices in good locations.

New business approach and development in 2006

Despite improving market conditions, our approach to new lending in the real estate business remained extremely cautious in 2006. We continued to be selective in terms of the quality of the properties financed and maintain high credit requirements for investors and buyers, and pricing has been systematically linked to the risk profile of the transaction.

Our strict lending and pricing policy helped to stabilise profitability in the new lending business of Commercial Real Estate Financing in 2006, despite some pressure on margins at sector level. During 2006, we kept our lending policy focused on risk and geared to marketing and transfer options in order to provide greater room for risk management possibilities in the portfolio.

Earnings development

The period of transition experienced by Commercial Real Estate Financing in 2006 and the major focus on restructuring were reflected by the 14.6% decrease in total revenues year-on-year, mainly due to the significant reduction of interest-bearing assets, resulting in lower net interest income. At the same time, the successful downsizing effort also translated into a significant decrease in operating costs, down by an impressive 37.8% year-on-year as the resources allocated to Commercial Real Estate Financing were effectively reduced. Furthermore, the lower volume of lending and the adjustment measures carried out led to a massive reduction in loan-loss provisions.

Outlook: continued focus on premium segments

The probability of an ongoing improvement in property markets is enhanced by the good start to 2007 made by the economy as a whole. However, developments are likely to differ by sector and region. The residential market should lose some momentum this year, because it benefited from various segment-specific factors (including government subsidies) in the past two years that no longer apply. In contrast, commercial construction should increase considerably. Regional differences that are still evident between the individual markets will hardly diminish in the course of this year.

In this setting, Commercial Real Estate Financing intends to keep its focus on serving its target customer base, which primarily includes investors, property developers and housing development companies. In accordance with its strategic guidelines, Commercial Real Estate Financing will maintain its commitment to cutting back non-profitable business and increasing the service component of its revenues, as well as a applying cautious approach to new business.

Markets & Investment Banking Division

Competence centre for global financial markets and investment banking services

The Markets & Investment Banking (MIB) Division of HVB was created in July 2006 from almost all of the activities performed by HVB's former Corporates & Markets business segment.

MIB is divided into four organisational units: two operating areas – Markets and Investment Banking – the COO organisation and the Markets & Credit Risk area. Global Research, a cross-function, supports the entire product franchise across all asset classes and client groups.

Integrated business model

Our integrated business model covers the entire value chain of the global markets and investment banking business. MIB takes its lead from the strategic goals of its various client groups. It provides origination, trading, structuring and distribution services to institutional customers, public clients, multinationals and corporates. MIB also develops specialist products for all the other divisions: Retail, Wealth Management, and Corporates & Commercial Real Estate Financing.

MIB has a proven track record in its core areas of expertise: structured derivatives, structured finance, cash trading and structured credit.

Markets & Investment Banking: operating offices worldwide



LONDON
DUBLIN
LUXEMBOURG
PARIS
MADRID
NEW YORK
TOKYO
HONG KONG
SINGAPORE
ZURICH
MILAN
MUNICH
ATHENS

This enabled it to deliver impressive financial results in 2006, simultaneously proceeding with the UniCredit Group's integration processes in the field of investment banking.

2006: another year of strong financial performance

The operating profit of MIB reached €1,116 million in 2006, rising by 43.3% over an already strong 2005, driven mainly by a solid 20.6% growth in revenues across all the main revenue lines. Net interest income rose by 11.2% to €1,171 million. Net trading, hedging and fair value income amounted to €737 million, with a significant increase of 52.9% over 2005. Net fees and commissions rose to €366 million, up 8.9% year-on-year (yoy). The main business drivers of the good expansion of revenues were solid customer flows in Fixed Income, Currencies & Commodities (FICC), a record deal pipeline in structured finance solutions and excellent revenue generation in structured derivatives.

In 2006 the cost-income ratio of the division declined by 7.8 percentage points to 51% year-on-year, despite a 4.8% rise in operating costs related to results-driven bonus payments.

Thanks to the solid operating performance the overall yoy growth in pre-tax profit was close to 40% (38.4%), despite the decision to adopt a different parameter when calculating the fair values of financial assets and liabilities, which burdened the income statement by €153 million. Without that one-off effect, the yoy rise in pre-tax profit would have shown an even stronger 60% increase compared to 2005.

Markets: top "country broker" in FICC and excellent expertise in structuring derivatives

The Markets area includes trading, structuring and distribution activities. Its main business lines are: Structured Derivatives, Global Distribution, FICC, Equities, and Corporate Derivatives.

Markets' aim is to tap new business potential in its core markets and expand its market share across the entire value chain of the capital markets. In 2006, besides recording an excellent year in terms of financial results, it gained a number of industry awards that confirmed its ability to deliver complex, high-value, client-centric solutions to its global customer base.

Development of important business lines within Markets

- The Structured Derivatives business confirmed its market leadership and expanded its innovative edge. Our fast product-development and time-to-market cycles for innovative solutions in equity, index and cross-asset structures give us a big advantage over our competitors. Winning the "Certificate of the Year Award" for the third consecutive year for our "HVB Express-Zertifikat EURO STOXX 50/Nikkei 225" demonstrated the business line's outstanding strength in the structuring of products, especially in the retail segment (source: Zertifikate Award).

- Global Distribution provides our institutional customers with comprehensive coverage for tactical and strategic asset allocation. The unit acted as global sales force with deep market penetration, advising and distributing capital market products. Via its client-centric approach, Global Distribution added to Markets' successful performance in 2006 with an excellent structured retail business and a strong institutional client business, both of which continued to deliver strong and stable revenues.

- Like all flow-driven businesses, FICC performed very well.

- The Corporate Derivatives business was primarily driven by our unique approach involving corporate financial risk management advisory rather than pure product sales in all target markets.

- Equities performed very strongly in a good market environment with greater customer activity. A new client coverage model helped to realise cross-selling potential.

Investment Banking: innovative solutions and a strong position in structured finance

The main business lines within Investment Banking are: Financing, Loan Syndication, Structured Credit, and Regional Investment Banking (which comprises Corporate Coverage, Corporate Finance, Equity Capital Markets (ECM) and Mergers & Acquisitions Advisory (M&A)).

Markets & Investment Banking Division continued

Our Investment Banking area aims to be among the top players in its core markets, providing innovative solutions and leveraging client network and knowledge in these markets and in high growth markets like New Europe, in close co-operation with the Corporates & Commercial Real Estate Financing division and with UniCredit's CEE Division. Investment Banking had a very good year in 2006, significantly contributing to the divisional performance despite a competitive business environment.

Development of the main business units within Investment Banking

- Financing, which encompasses acquisition leveraged finance, project finance, structured commodity finance and other structured transactions, experienced a record deal flow. We acted as bookrunner and mandated lead arranger (MLA) for KION, one of the largest ever German leveraged buy-outs (LBO).

- Loan Syndication tightened our strong market position in this business field thanks to its in-depth knowledge of complex transactions and strong placement power. The markets rewarded our overall performance in 2006 with a # 1 ranking among German LBO bookrunners (source: Dealogic).

- Structured Credit had another successful year offering our customers access to unique products in the credit asset class. Structured Credit carried out a series of innovative transactions in 2006 that were well received by investors. Major successes were also scored with asset-backed securities (ABS) in Central and Eastern Europe. Among other things, HVB was the first bank to give its clients access to the Russian consumer loan market through a euro-denominated ABS issue. Another major transaction was Breeze II, which was named Senior Debt Deal of The Year 2006 (source: Euromoney/Ernst & Young).

  Active Credit Portfolio Management (ACPM), which is part of Structured Credit, was voted "Credit Portfolio Manager of the Year" by the market (source: Deutsches Risk Magazin). This confirmed its transformation from a business unit devoted solely to managing loan exposures to a credit portfolio manager.

- Within Regional Investment Banking, ECM and M&A confirmed their role as major players in the local small and mid cap market segments. Throughout 2006, our Senior Banker concept ensured a high-level strategic dialogue with our corporate and multinational customers, the new Corporate Finance unit supplied the analytic skills. This co-operation leads to innovative product solutions for our clients.

Global Research: leading skills in Germany

Global Research is a top quality provider of equity and credit analysis as well as economic research, FI/FX and cross-asset strategy for institutional investors.

Together with Global Distribution, the Bank's task force for advisory and distribution services, Global Research hosted the German Investment Conference – the largest and most visible conference of its type in Germany. The Conference drew a record attendance in 2006, with 100 listed German companies represented by 240 corporate participants joined by 500 institutional investors to exchange views and to network.

HVB's Global Research team also won a number of prestigious awards, including the EquityAnalystAward (Börsen-Zeitung), confirming its leading expertise for the German market.

Outlook: spotlighting integration and key growth initiatives

We will proceed with our integration activities in 2007. One of our major goals for the year will be to expand our Markets & Investment Banking division to a Munich-based competence centre for all of the UniCredit Group's investment banking activities. Progressing with integration will help us to create additional value by exploiting existing transfer opportunities, leveraging the division's pan-European network and investing in selected business areas with attractive growth potential.

Selected growth initiatives for 2007

- Markets will focus on expanding its FICC business and leveraging the potential inherent in the existing Equities network. In the Structured Derivatives business, we will make greater use of both customer potential and the product range (e.g. risk management advisory for multinationals).

- Investment Banking will scale up its business in ECM and M&A, and Corporate Finance is to be expanded. In terms of financing activities, we aim to selectively capture new markets by leveraging our innovative, tailor-made products. Structured Credit will focus more heavily on customer-centric solutions and securitisation activities.

Kion
KION
EUR 3,300,000,000
Senior and Mezzanine Loans
MLA & Bookrunner
December 2006

Landmark leveraged finance transaction

As mandated lead arranger, bookrunner and agent, MIB made a decisive contribution to the success of the KION buyout, a landmark transaction in Germany in 2006. This deal underpins MIB's strong market position in the leveraged buyout market.

Breeze
BREEZE TWO
EUR 300,000,000
5.29% due 2026
Issue Rating BBB/BBB
Sole Bookrunner
May 2006

Breeze II – Senior Debt Deal of the Year 2006

Breeze II is an excellent example of MIB's innovative structuring capacities. HVB was the first bank in Europe to develop a structure for the customised financing of wind park portfolios. The award shows that HVB is the undisputed market leader for renewable energy finance on the capital markets.

2006
Deutsches Risk
Best Provider of Structured Products

HVB named Best Provider of Structured Products

Structured Derivatives are an important pillar of HVB's strong performance in 2006. Deutsches Risk recognised HVB's approach to offer its clients tailor-made solutions with an attractive risk-reward profile. HVB is also a member of the Derivative Forum, which promotes transparent standards in the German retail market.

2006
Börsen-Zeitung
AktienAnalystenAward for Global Research

EquityAnalystAward for Global Research

HVB Equity Research confirmed its performance with several top placements in 2006 Börsen-Zeitung's EquityAnalystAwards. This external ranking again demonstrated that HVB is among the leading German brokers in terms of quality.

Global Banking Services Division

The birth of a new division

In January 2006, all of the Bank's service units, which until then had been assigned to the Chief Operating Officer (COO) or the business segments, were grouped together under the COO. As a result of this move, HVB now has an integrated corporate centre at its disposal in line with the UniCredit Group's global concept.

Total IT spending (€ millions)[1]


05
690[2]
06
610[2]

1 IT spending without depreciation or amortisation, but including capital spending
2 without BA-CA, CEE, Activest

Broad range of services

The services it provides range from IT application development and operations, purchasing, organisation, logistics and facility management, and cost management through to back-office functions for loans, accounts, payments, securities handling as well as foreign exchange, money market and derivatives back offices. GBS is an independent division at corporate level.

PRO: programmes continued

The Process Redesign and Optimisation (PRO) programme launched in 2005 to boost efficiency was successfully continued in 2006. Costs have been cut by simplifying steering tasks and processes in both back offices and the corporate centre. With only a few more measures outstanding in 2007, the project is expected to completely achieve the goals set.

Cost management: systematic cost management yields sustained cost cuts

The cost management system rolled out at the start of 2006 is an important part of the value-based development of HVB. This new function is tasked with constantly streamlining banking processes and boosting efficiency in the use of resources. Under the cost management programme we managed to reduce non-personnel costs by more than €60 million in 2006. These cost reductions were based on over 40 individual initiatives. They range from consolidating the relevant consumables and improving standards and guidelines through to sustainably optimising the advertising budget. At the same time, HVB has also benefited from the bundling of volumes within the UniCredit Group and the systematic exchange and implementation of best practice methods to cut back costs. In 2007, a number of further cost-cutting measures throughout all major cost categories will achieve additional reductions.

Back office consolidation

All back office units were consolidated under one responsible unit with effect from November 1, 2006. This step created clear structures and responsibilities, forming what is in effect a back office factory.

On the payments side, HVB Payment and Services (PAS), the subsidiary entrusted with the task of handling payments, was sold to the Postbank subsidiary Betriebscenter für Banken (BCB) with effect from January 1, 2007. This will enable us to reduce costs even further whilst maintaining the same standard of quality and performance. Moreover, we started to adjust the relevant products, processes and IT systems to prepare for the introduction of the Single European Payments Area (SEPA). In all back office functions, the key element was focusing on core competencies.

In securities services, we paved the way for our strategic re-orientation and further optimised our operational efficiency in 2006. In line with corporate strategy, a project was launched to transfer the securities handling for retail, private banking and corporate customers to ITS (International Transaction Services GmbH). Moreover, talks were held on co-operation with potential partners for the transfer of the clearing and custody business.

The measures initiated under the PRO project to streamline back office processes for our branch network and real estate financing were continued as planned and implemented in 2006. Finally, in our operations supporting foreign branches, 2006 was marked by the consolidation of back offices at all locations where UCI and HVB both have a presence. Appropriate measures already yielded significant synergies in 2006.

Information technology: pooling strengths under Group-adjusted IT governance processes

IT spending was reduced in 2006 compared to the previous year. Particularly in corporate centres and in banking operations, we managed to achieve significant cost reductions, some of which benefited the business segments.

Consolidation was continued in the Retail division by implementing automatic processes for retail operations, and the course was set for customer growth by optimising existing products and introducing new ones. Besides realigning its commercial operations, the Wealth Management division focused on expanding an advisory service and portfolio management platform. Pressing ahead with the roll-out of SEPA was the principle topic in the Corporates & Commercial Real Estate Financing division. The main element on the IT side for the Markets & Investment Banking division involved expanding innovative capital market products such as structured products and cross-asset derivatives.

Another important step in 2006 was the Group-wide consolidation of IT platforms. In this regard, the emphasis was placed on analysing possible areas of use and the need for the development of a cross-border core bank system aimed at realising further synergy potential in the coming years.

Within the framework of Group-adjusted corporate management, uniform IT governance processes involving central IT management were introduced and successfully implemented for HVB. The strengths of our two IT subsidiaries, HVB Info and HVB Systems, were pooled when the companies merged in April 2006. Considerable synergy effects were generated by optimising processes and reducing interfaces. In addition to IT operations and services, the merged IT provider also offers application development and expert advisory services regarding the business processes of IT customers and the IT system environment.

Re-organisation of Logistics & Facility Management (CLF)

A concept for the new CLF organisation uniting facility management under one roof for the first time was drawn up in the third quarter of 2006. The timetable calls for this organisation to be rolled out during 2007:

1. Corporate Real Estate Asset Management. This unit is tasked with providing the best possible standardised workstations and appropriate facilities for the core business and administrative units. It is also expected to preserve the value of the Bank's real estate portfolio by applying defined investment criteria aimed at securing strategic management over the medium and long term.
2. Corporate Facility Management and Logistics Services. The challenge for this unit is to provide the best possible local management of buildings used by the Bank in its day-to-day operations. This involves constantly reducing the cost of occupancy whilst maintaining the same high level of quality and providing all bank logistics services (cash and forms, mail, printing, vehicle pool, insurance, telephones, bookkeeping and travel expense reports, catering) and the corporate security for the HVB sub-group (strong focus on business continuity management in 2006).
3. Real Estate Development & Planning. This unit looks to combine non-strategic property holdings (buildings and land not required for commercial operations) with the aim of liquidating them as rapidly as possible. In implementing this strategy of disposing of operations which are not considered a core competence, a non-strategic portfolio of 88 office properties located in Germany was sold as a package to a U.S. investor in December 2006 following an international tender procedure.



Annelies Strba, Without title, 2002 (section), HypoVereinsbank collection © Courtesy Galerie Fabian and Claude Walter, Zurich

Human Resources & Corporate Social Responsibility

Human Resources

Growing together in a European context

For our employees, the year 2006 was dominated by the integration process in Europe. Together with the UniCredit Group, we have made major progress towards becoming the first truly European bank.

HVB AG workforce

2001	27,173
2002	26,163
2003	22,630
2004	21,640
2005	21,338
2006	**20,506**

Share of women at HVB AG, 2006 (%)

Workforce	55
Salaried staff	74
Managerial staff[1]	14
Specialist functions[1]	23

1 A, B and C levels

Great willingness for change

Our employees faced the challenges with a great willingness for change and made a decisive contribution to HypoVereinsbank's (HVB) strong operating performance. With organisational structures gradually solidifying, signs are already evident that the cultures are growing together within the pan-European banking group. Our employees are enjoying new prospects for development both in Germany and at the new Group's other locations.

At year-end, the new HVB Group had 25,738 employees, 20,506 of whom worked for HVB AG. We succeeded in maintaining payroll costs at the new HVB Group at the same level, with the total standing at €2,216 million for 2006 compared to €2,212 million in 2005.

**Cultural identity:
Integrity Charter and People Survey**

The Integrity Charter forms a common set of values for all employees of the UniCredit Group. The key element is integrity as an overriding value which bolsters our standing among customers, employees and shareholders. The Integrity Charter defines our six basic values: fairness, transparency, respect, reciprocity, freedom and trust (see also the Integrity Charter chart following this chapter).

In order to convey the binding character of the values and at the same time to create a forum for an open dialogue, a Group-wide Integrity Charter Day was held on September 20, 2006. On this occasion, employees and their supervisors discussed ways and means of reinforcing their value orientation in future. In the run-up to the event, HVB AG managers reporting directly to the Management Board had joined with members of the Management Board to consider the content of the values in-depth and how they are applied in daily banking operations.

We are drawing up an action plan to permanently establish the Integrity Charter. To this end, the Integrity Charter will become an integral part of our continuous professional development and management training programmes. Since January 2007, HVB has had an ombudsman available as a contact in cases of conflict. Employees who feel that they have been affected by actions in breach of the Integrity Charter can call upon to this person in confidence.

The first People Survey was carried out just a few weeks after the Integrity Charter Day on a Group-wide basis. The aim of the complete staff survey was to discover employees' opinions on issues like style of leadership, co-operation, working environment and so on, in absolute anonymity for each and every individual. The survey served as both sentiment barometer and appraisal of the current situation. With a participation rate of around 67%, HVB AG exceeded the overall rate achieved in the UniCredit Group. Thus our employees showed their willingness to participate in the process of the strategic development of values at HVB. In particular, the working environment, organisational efficiency and co-operation between managers and their staff were positively assessed. Improvements were requested in areas like the clarity of strategic goals and market positioning. Specific measures will be derived from the results in 2007.

Transparency and trust are two values that are crucial for getting along together successfully in a collegial manner. One example: some of our Management Board meetings are held "locally", meaning at different HVB locations in Germany. In this way, we have created a forum allowing employees in each region to enter into a dialogue with our senior executives following a Management Board meeting and to discuss current issues concerning the strategy and development of HVB.

Designing socially compatible change processes

A series of staff movements took place in 2006. The adjustment of the previous business segment structure of HVB to the divisional structure of the UniCredit Group led to around 1,400 employees changing within the Bank. They were re-allocated to sales divisions together with their functions. Our goal is to continue to strengthen our customer-tailored approach by defining clear structures and responsibilities.

The change process was accompanied by intensive and generally constructive meetings with the Central Works Council. The employees affected were selected by mutual consent, including all parties concerned, and prepared for their new position in the organisation in the course of some 50 round table discussions. This helped to make the transit as socially compatible as possible, and we received only a few complaints from customers in the process. As a result, the project was successfully completed without any frictional losses.

We likewise designed the Process Redesign and Optimisation project (PRO) in a socially compatible manner. This efficiency enhancement programme launched in 2005 to optimise and streamline processes envisages a reduction of around 2,100 positions by 2007. In addition, synergy effects will be created by 2008 through the shedding of 1,800 jobs in the course of the integration process within the UniCredit Group. We are on schedule in both projects. Natural fluctuation, which increased to 8.6% in the year under review, was beneficial to the reduction in staffing levels. The agreements relating to early and partial retirement also helped to reduce the headcount. Where at all possible, we would like to continue paring back our human resources without having to resort to compulsory redundancies.

Our proven flexible capacity management system helps us to achieve a balance between the Bank's interests and the priorities of our employees. One of the most important management tools serving this end is part-time work, which currently involves some 21% of the employees at HVB AG. Sabbaticals – unpaid leaves of absence lasting from twelve to twenty-four months – give employees the opportunity to pursue outside interests for a limited period.

Our in-house temporary employment agency, HVB Profil, also made a significant contribution to capacity management in 2006. HVB Profil has access to a number of employees who are assigned flexibly to various areas of HVB. The focus of its work again last year involved supporting various organisational and personnel changes and offering bank apprentices permanent positions.

The socially compatible design of change processes can only be achieved if management and employee representatives work together as partners. In the year under review, our employee representatives, particularly the Central Works Council and the Speaker's Committee for Senior Executives, also made an important contribution to constructively balancing interests. We would like to expressly thank these people in this regard.



Continuity and innovation in professional training and development

The primary task of our Talent & Development Center is to recruit, integrate and foster talented junior staff. It is responsible for apprentices, students and trainees alike, and caters for our former trainees, or alumni. Moreover, the tasks of the Talent & Development Centre include promoting our credentials as an employer at trade fairs, in advertisements, on the internet and training all our staff in banking methods and management.

We define quality and continuity as the primary goals of our policy with regard to professional development. We invest specifically in the continuing professional development of young specialists and managers. We are planning to once more increase the junior staff quota for apprentices in 2007 from its present level of 6%. The number of apprentices offered permanent positions in the HVB sub-group stood at around 80% in the year under review. HVB Profil takes on some of the young bankers who, after completing their apprenticeships, are not offered permanent positions at HVB AG.

Human Resources continued

The practical orientation of our apprenticeships is an important concern for us. Our apprentices are fully integrated into daily operations at branches. They come into contact with all the aspects of normal branch operations and work with the permanent staff at the branch in order to become familiar with workflows and processes as well as the requests and needs of customers. Since 2006, HVB AG has been offering a course of studies in financial services in collaboration with the Ingolstadt School of Management. The curriculum is intended for the best apprentices who simultaneously complete the trainee programme during their studies after completing their vocational training. The on-the-job course focuses on methodologies and fosters initiative, creativity and social skills, and leads to a Bachelor's degree.

Our trainee programme is similarly characterised by continuity; we have agreed a fixed rate of 1% of trainees. The programmes we offer are considered top quality education for high potentials. We already provide a range of special training courses to those graduating from universities with the new Bachelor degree. Hence, we are responding to changes in Germany's educational landscape at an early stage and are deliberately tying talented and motivated junior staff to our Bank.

In addition, some 450 students gained insight into the requirements and areas of operation of our Bank during placements with us in the year under review. As we view placements as an educational tool running parallel to a course of studies, we make it a rule not to offer any placements to university graduates who have already completed their studies.

Talent management and "networked" personnel development

A crucial element of all continuing professional development measures of HVB is its networking concept. Thus, professional training for all apprentices in a given year (2006: 520) starts with First Steps. This comprises three days of specialist and personal training, and also includes sessions with the Management Board. This serves as a foundation for a personal network of apprentices at the Bank. Thus the introductory programme not only provides an insight into our customers and products, it also helps individuals adapt to the corporate culture at HVB and develop their social skills.

Meetings with senior managers underscore the great importance we attach to our professional training programmes and our junior staff. In 2006, HVB organised a roadshow with the CEO of the UniCredit Group, Alessandro Profumo. During a breakfast with junior staff, apprentices, trainees and alumni had the opportunity to discuss key business issues and their personal development potential within the UniCredit Group.

The HVB Alumni Network, which targets former trainees and serves as an instrument to retain them, is also committed to the networking concept. At the annual Trainee Day, trainees and alumni discuss important banking issues in workshops. In 2006, attention focused on the Integrity Charter, although an exchange of ideas with the member of the UniCredit Group's Management Committee responsible for Human Resources, Rino Piazzolla, was also part of the supporting programme.

The Career Center is another instrument serving development. Above-average alumni are nominated for participation by their supervisor. The Career Center includes two years' mentoring by an experienced manager and a seminar to evaluate the individual's current position.

A new mentoring programme has been initiated at HVB AG to promote female specialists and managers. The emphasis here is placed on the development of greater professional and personal skills and the creation of networks. At present, more than half of the staff at HVB AG (55%) are female, yet only about 26% of them hold positions as specialists and managers. The objective of the 12-month mentoring programme is to promote the careers of women by providing personal guidance and holding relevant events, thus significantly raising the number of female managers.

A wide range of continuing professional development programmes is available to all employees. These include courses in methods and seminars to improve communication and leadership skills. To help our people communicate better with people in non-German-speaking countries, we have significantly increased the range of foreign language courses we offer, and concepts catering for individual needs can be designed, implemented and supervised within the scope of personal coaching.

Another example of high quality, networked continuing professional development is our new Master in Corporate Banking programme which was developed in conjunction with leading universities in Italy, Austria and Germany (including the Technical University of Munich). The objective of this in-service course is to teach international advisory and problem-solving skills to participants working in corporate banking and lending operations. In addition, it makes a major contribution to forming Group-wide networks and fostering intercultural co-operation. The Bocconi University in Milan confers a Master in Corporate Banking on students completing this course of study. The first course was taken by 50 people from ten countries, 11 of whom were from HVB. A loyalty declaration will serve to ensure that the expertise cultivated will be used to serve our customers in the long term.

International development

HVB's staff development tools are already closely intermeshed with the development programmes of the UniCredit Group. Hence, we are pressing ahead with sustainable personnel planning on an international level and offering exciting prospects for our top performers and potential future executives at an early stage.

- UniQuest is a one-year programme for 100 talents from the entire UniCredit Group. In this connection, talented young people with three to six years' job experience work in international teams on strategic projects. Their customers are top executives of the UniCredit Group. The goal is to build up an international network, expertise and a thorough understanding of correlations in the UniCredit Group outside their own specialist area.
- The next step in executive training is the Talent Pipeline. This is a Group-wide pool of high-performing, internationally mobile junior staff who are suitable for promotion to the next management level in the next five to seven years. Candidates in the talent pipeline are introduced to the top management of the UniCredit Group and discussed by it as part of management and successor planning. Suitable development measures are also defined.
- The Executive Development Programme (EDP) creates the framework for an annual inventory of the senior management in the UniCredit Group. In the process, the performance, potential and expertise of 1,500 senior executives are discussed together with their identification with values. The objective is to define steps in the development of individuals with responsibility against the backdrop of division-specific business scenarios and thus initiate early succession planning.

Socially based HR policies

We promote the well-being and performance of our employees through a large number of facilities and measures. Enabling people to harmonise working life with family life has been one of the strengths of our HR policies for years. In co-operation with the nationwide Family Service, we advise our employees and support them financially if they take leaves of absence for family reasons. This applies particularly to childcare and caring for relatives. In addition, we help mothers and fathers to re-enter the workforce. For this commitment, the charitable Hertie Foundation has certified HVB AG under its Work & Family audit more than once.

Our "Bank of the Generations" project looks at the effects of demographic change. We are looking to bring about a change in the way people think by using tools like an analysis of the age structure, sensitising our people to different work-time models and devising a continuing professional development programme appropriate for the relevant life phase.

The Health Forum creates a platform for the activities of our health management. We run seminars and information events to reinforce health awareness and encourage personal responsibility. The social counselling provided by HVB advises employees in times of need and also supports executives by offering coaching on how to deal with challenges in their working environments. Further information is provided in our 2005 Sustainability Report. Please refer to the Financial Calendar in this report for ordering information.

Outlook: increasing performance-related pay

HVB has operated a variable remuneration structure since 1995. In 2004, we introduced a remuneration structure consisting of 12 monthly salaries and a variable component. The bonus is determined depending on the degree of target achievement within a specific range. For sales divisions, this system is undergoing further development, which will involve the respective targets being specified in even greater detail – depending on target achievement – thus making it easier to understand and to constantly calculate the bonus paid. This means that our employees can benefit even more directly from successful sales efforts in future. The regular measurement of customer satisfaction has an important role to play in this regard.

Integrity Charter Foundations

The path to profit

	FAIRNESS	TRANSPARENCY	RESPECT
Colleagues	Ban discrimination on the grounds of sex, race, political opinion or trade-union activity. Practise respect and care towards people at all times. Ban favouritism in recruitment, promotion, and incentive policies.	Share your knowledge without monopolising it to your own advantage. Ensure transparency in career paths.	Clearly define roles and responsibilities for everybody employed in the company. Listen and offer constant attention to people, respecting their values, feelings, moral stance; never use any form of undue pressure or offence.
Customers and Suppliers	Strive for customer satisfaction at all times. Pay appropriate attention to all kinds of customer. Show impartiality in the selection of suppliers, so as to turn the relationship with them into a competitive advantage for the company.	Ensure timely information on our products and services at all times. Select suppliers with impartiality.	Safeguard the confidentiality of any information acquired, both in relation to customers and the Company itself, its assets and its decisions. Open a communication channel with suppliers aimed at supporting the most innovative and responsible processes implemented.
Investors	Pay appropriate attention to to all types of investor, without discrimination or favouritism, in order to make markets increasingly open and competitive.	Turn market communication into an economic and cultural value; aim to be clear, complete and timely; and use the most effective communication channel for each investor.	With investors adopt rules of behaviour in line with corporate values and the professional ethics required by the market's highest standards.
Local Communities	Establish suitable relations with stakeholders in order to offer assistance, service and opportunities without discrimination. Promote local growth by supporting those initiatives that pay greater attention to the actual needs of the community.	Keep the community you work in informed of what we do and how we do it.	Promote growth which is ecologically and socially sustainable.

RECIPROCITY	FREEDOM	TRUST
It means to co-operate, sharing information and knowledge to generate value and find legitimation of our professional identity beyond organizational boundaries. We should care about an active listening of our colleagues' needs, trying to have a positive influence in our working environment.	Create the proper environment freedom of dissent and the freedom to say what one thinks. Offer everybody the chance to practise the values of entrepreneurship and develop her or his own professional personality.	Keep your word, admitting the possibility of mistakes made in good faith.
Offer a good return and a feeling of certainty to customers, to receive the equivalent in return. Listen to requirements and transform them into products and services. Promote co-operation with suppliers, so that they and the company can create value and give their corporate identity legitimacy.	Handle interpersonal relations in free and equal terms without being in awe of those who are stronger and without arrogance towards those who are weaker.	Build up confidence through behaviours that constantly confirm our reputation.
Listen without prejudice to any indications investors may send through the established channels.	Achieve freedom of action such that you can keep the promises you make to the market without undue conditioning.	Develop lasting and continuous relationships with the financial community; safeguard your consistency and credibility and willingly accept any criticism expressed by the market.
Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.	Respect individual moral codes and local cultures when acting in your territory.	Establish social and cultural relations with local communities, whose distinctive feature should be reciprocity.



Corporate Social Responsibility

Living values in a new corporate culture

The business combination between the UniCredit Group (UCI) and HypoVereinsbank has created the first truly European bank. This bank has its very own corporate culture which is increasingly emerging in the course of the integration process.

Key role of the Integrity Charter
Co-operation in the new UCI is based on the Integrity Charter, which is the common set of values for all our employees (see also the section entitled Our People). In addition, the values described in the charter – fairness, transparency, respect, reciprocity, freedom and trust – form the basis for our business operations (see also the description of the full Integrity Charter immediately prior to this section).

The Integrity Charter defines the way we collaborate with our stakeholders, such as our customers and suppliers; it also forms the basis of our legitimacy in society at large:
- For example, we want to offer our customers sustainable banking products and services which create value in both commercial and social respects. Trust and a distinct service culture serve as a foundation for the customer relationship.
- We ensure that our business relationship with our suppliers is characterised by fairness, trust and appreciation. We reach agreements to the satisfaction of all parties involved.
- As a company we have a social responsibility – after all, we are corporate citizens in the communities in which we operate. We seek to contribute towards the ongoing development of society through our commitment.

Our 2005 Sustainability Report had the motto "Creating value by living values". In this report we dealt in depth with our set of values and with the approach we adopt towards our stakeholders (please refer to the Financial Calendar for ordering information).

CSR management system as a steering and co-ordination tool
The proven sustainability management system in place at HVB and UCI's CSR management concept complement each other in many ways. Combining the two approaches creates a solid basis for HVB to assume social responsibility as part of the UniCredit Group (corporate social responsibility).

Our CSR management system functions on the basis of a network structure, whilst the Management Board provides the set of values and the guidelines. The CSR Management unit is directly responsible for maintaining its internal and external network, reporting to the Management Board at regular intervals. The CSR team initiates and co-ordinates a broad array of activities, including benchmarking and monitoring the agreed targets and work programmes. It also bears responsibility for CSR communications with external stakeholders and in this connection works closely with the colleagues at UCI involved in CSR management and also with the heads of HVB divisions for specific tasks such as credit policies and product structuring.

Environmental management system certified

Environmental management is another important area covered by CSR Management. The environmental management system of HypoVereinsbank had already been developed by the mid-nineties and was the reason for our excellent performance in numerous ratings and rankings. At the end of 2006, our system was certified compliant with the international ISO 14001 standard and validated in accordance with the European EMAS standard (European Management and Audit Scheme). Both standards define requirements which an environmental management system has to comply with – EMAS from a European perspective and ISO from a global one.

With the certification, we meet the requirements of external rating agencies for a generally recognised quality standard and are in step with UCI, which is also certified and validated in compliance with ISO 14001/EMAS. The certification process enabled us to optimise the existing environmental management system and to devise further measures to save energy and spare resources. Both direct and indirect environmental aspects were taken into consideration in this context:

- The direct aspects are concerned with the effects of facility management (energy used for heating, cooling and electricity) and with the conduct of employees (waste separation, paper consumption).
- Indirect environmental aspects relate to our products, for example the issue of how we manage our customers' assets, the criteria used in the credit approval process and how environmentally and socially compatible these criteria are.

Commitment to climate protection

Climate protection is one of the primary issues of our times. Hence HypoVereinsbank has been taking action in various areas for years. By doing so, we are responding to the expectations of our stakeholders whilst also underscoring our commitment to solving global problems. To bundle and expand our activities, we are currently developing a climate strategy for HVB and the UniCredit Group. To date, we have been involved in:

- emissions trading services: trading, strategy consulting, hedging concepts and finance
- investment in the Carbon Fund (UniCredit Group)
- participation in the Carbon Disclosure project
- financing renewable energy sources
- applying the World Bank standards and Equator Principles
- sustainable asset management and certificates on the HVB Sustainability Index
- funds based on environmental technologies
- modernisation loans (energy-efficient property redevelopment)
- ImmoPass, a seal of quality for sustainable housing construction
- our environmental management system, certified and validated (ISO 14001, EMAS)
- implementing environmental standards in the procurement system
- sustainable mobility management
- ecological construction standards and energy management in bank buildings

The synergies achieved from certification projects can also be quantified. Thus, around €100,000 can be saved in energy costs alone each year, for example by installing a new computer-assisted cooling plant in building Z2. Re-certification is due after three years.

Sustainable banking products: Equator Principles and commitment to climate protection and renewable energy ...

HVB was part of the group that established the Equator Principles. These constitute a global, industry-wide standard for large-scale project finance ensuring compliance with social and ecological principles. As one of the original group of 10 banks, HVB helped to set up a global, industry-wide standard for major project finance deals by introducing the Equator Principles in June 2003.

Corporate Social Responsibility continued

A total of 45 financial institutions worldwide introduced the revised Equator Principles during last year. In the process they undertook to comply with a code of extended environmental and social standards when financing projects. This helps the banks involved to better assess, mitigate and generally manage any potentially harmful effects of projects they fund on society and the environment.

Besides requiring compliance with the World Bank's Performance Standards and Guidelines, the Equator Principles call for projects to be categorised as high-impact, medium-impact or low-impact. An environmental assessment must be prepared for projects with a high or medium risk, with the scope of the analysis and the package of measures depending on the degree of risk determined. The revised version of the Equator Principles reflects the experience gained by financial institutions such as HVB with the previous rules since they were introduced three years ago. At the same time, it takes account of the replacement of the Safeguard Policies with the new Performance Standards of the International Finance Corporation (IFC), on which some of the Equator Principles are based.

An intensive dialogue between Equator Principles banks and the IFC was launched in May 2004, and a large number of comments have been made on the first draft of the Performance Standards. Customers, lobby groups and development organisations were subsequently involved in drawing up the new Equator Principles. HypoVereinsbank has put a large amount of work into this process and recently assumed the chair of what is known as the Working Group, which represents the core Equator Principles banks.

The dialogue we foster with non-governmental organisations (NGOs) and other stakeholders also serves to minimise credit risks. For example, this occurred when Bulgaria announced plans to build two new nuclear power plants in Belene. This project, for which the Bulgarian government was responsible, led to protests by NGOs such as Greenpeace and Urgewald. After in-depth discussions and careful consideration, our Bank decided not to provide any finance.

We also played a pioneering role in the field of renewable energy. For several years now, HVB has been financing a broad array of wind farms, hydro-electric plants, biomass power plants, sewage treatment plants, desalination plants and water purification plants. We were the first bank to successfully market a self-contained portfolio of wind farms as a corporate bond. We also financed innovative projects in the fields of solar energy, biomass and biogas last year.

We have combined our expertise in the renewables sector in new credit approval structures, thus further expanding and optimising our nationwide market presence. In the year under review, we succeeded in expanding our portfolio. In the field of project finance alone, we recorded €465 million for new projects while our total portfolio for all areas of finance stood at €3.6 billion at the end of 2006.

... and expansion in investment products and asset management

It is not incompatible to focus on returns and simultaneously take account of social and ecological criteria. On the contrary, sustainable capital investment products generate higher returns than conventional investments in many cases. HVB serves a growing group of customers comprising ecclesiastical investors, foundations and private investors who are looking to harmonise their return expectations with their values.

In recent years, HVB has created a portfolio of sustainable investment products. We offer investments from UniCredit's subsidiary Pioneer (formerly: Activest) and also enter into special arrangements with other fund and research service providers. Thus, we co-operate with oekom research AG, a prestigious rating and research agency, on a permanent basis:

- in sustainable asset management with First Flex (security accounts from €500,000 upwards)
- in the issuing of sustainability certificates on the HVB Sustainability Index (five certificates in issue in 2006)
- in Activest EcoTech, the oldest German environmental fund, which has ranked among the top performers in this sector for several years now.

Sustainable banking operations: cost cutting and risk minimisation

The ecological impact of banking operations lies primarily in the areas of building services, office operations, mobility, waste and procurement. The task at hand is to save on resources whilst also cutting costs and minimising risks.

Our environmental management system consistently optimises the consumption of energy, water and paper, including handling the waste that arises. One of our priorities is to avoid emissions, particularly of greenhouse gases, as well as reducing consumption levels. Environmentally aware construction which includes renewable energy and the creation of healthy interior environments are also key elements of our environmental management.

The reduction of emissions by restricting business trips is also an important concern for us. In recent years we have managed to significantly reduce the kilometres travelled per employee by switching to more environmentally compatible methods of transport and using modern means of communication such as video conferences.

Performance of Activest EcoTech (%)


120
115
110
105
100
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07

Performance of Activest EcoTech fund (without front-end load)

As in other environmental issues, we rely on a large number of internal communication measures to encourage our employees to act in environmentally aware ways. This includes providing electronic tips, environmental guidelines and informative lectures at many internal events. We report extensively on our sustainable banking operations in our Sustainability Report. (Please refer to the Financial Calendar for ordering information.)

Our procurement system also complies with sustainability standards. When purchasing office and business equipment, selecting company cars or hiring service companies, HVB takes account not only of cost-effectiveness and functionality, but also social and ecological criteria. These factors are also decisive when selecting products and suppliers. In all major tenders and contracts, the suppliers are requested to complete standardised surveys providing information on environmental management as well as social and labour issues, and to attach relevant documentation. Some of the questions involved are formulated as "minimum requirements" on topics such as avoiding child labour. This self-declaration is incorporated in the contract, should the supplier be awarded work.

Social commitment: donation management, ...

For years now, HVB has been supporting a large number of institutions, projects and initiatives which enrich the community. We promote numerous social institutions and cultural happenings, thus contributing towards social development in the regions where we operate.

On the social side, for example, we have been supporting charitable facilities, relief organisations, churches and schools for years. One example is our traditional Christmas donation: in December 2006 ten different organisations were chosen and the €100,000 in donations divided up between them. The organisations and facilities work in the fields of the vocational training and integration of disabled people, providing assistance in medical emergencies or social hardship, hospice work, development aid and the environment.

Corporate Social Responsibility continued



... promotion of sustainability initiatives ...

We have been involved in sustainability initiatives at regional, national and international level for years.

- For example, we have participated in task forces such as the local Agenda 21 initiative and the Umwelt-Pakt Bayern.
- We are a member of the Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen (VFU), the Forum Nachhaltige Geldanlagen and the Arbeitskreis für Umweltbewusstes Management (BAUM).
- At international level, we participate in the Finance Initiative of the United Nations Environment Programme and are co-founder of the UNEPFI Regional Task Force in Central and Eastern Europe. This task force is responsible for promoting sustainability management in the financial sector of this region through conferences, best practice models, an Internet-based platform for environmental risk assessments and other initiatives.

... and commitment to art, culture and science

For a long time now, HypoVereinsbank has been promoting a large number of interests in the fields of the fine arts, culture and science.

With regard to the fine arts, our art collection comprises more than 25,000 works, which are on display to our customers and employees in our network of branches. In addition, we have made valuable paintings, including works by Goya and Boucher, accessible to the public by permanently lending them to top museums like the Alte Pinakothek in Munich.

The Kunsthalle run by the Hypo Foundation for Culture is one of the best known art exhibition halls in Germany and has already held about 70 exhibitions.

On the culture side, the Hypo Foundation for Culture has been supporting cultural institutions and projects since 1983. In addition, it is committed to the preservation of historic monuments and presents a highly regarded preservation award each year.

We also set standards as HypoVereinsbank in classical music. Not only are we one of the patrons of the huge festivals held in Bayreuth, Munich and Salzburg, we also support regional benefit concerts at locations where we maintain operations, such as the festical concerts in Rheingau, in Passau and Würzburg or the Richard-Strauss concerts in Garmisch-Partenkirchen. It is often possible to combine cultural sponsorship with social commitment, such as the benefit concert featuring the 12 cellists from the Berlin Philharmonic Orchestra held to support a children's hospital in Würzburg or the benefit concert of "Yehudi Menuhin live music now" in Dresden. A further focal point of our music sponsorship involves promoting young talent. As chief sponsor we support one of the most important international opera singing competitions, the "Competizione dell'Opera" as we do the training of young talent at the Opera Academy at Gut Immling in Chiemgau.

In terms of science and education, for years we have been sponsoring universities and institutions such as the Stifterverband für die deutsche Wissenschaft (an association of donors to German science), the Deutsches Museum, the Ludwig Maximilian University and the Technical University in Munich. Moreover, HVB performs treasury functions for the fund-raising associations of the two universities in Munich, providing personnel and infrastructure for this purpose.

Sponsoring young people is a special interest of ours. The focal points are the "Förderpreis Deutscher Film" German film prize and the "Jugend kulturell" cultural sponsorship programme, which supports young artists with monetary prizes and opportunities to exhibit in our facilities, among other things. Moreover, we host the HVB Europe Concert with the European Youth Orchestra, which is sponsored by the EU.

Outlook: expanding CSR management and the range of sustainable investments

Harmonising our CSR management system with that of UCI is one of our top priorities in 2007. The task here will be to intelligently pool the strengths of both sides.

CSR Management is designing a new concept for HVB's social responsibility jointly with the divisions and back offices. At the same time, the requirements, experience and concerns of UCI in areas such as donations, corporate volunteering and local activities will be included. By doing so, we will strengthen our profile as an international corporate citizen.

Sustainability ratings and rankings 2006

RATING AGENCY/INVESTOR	RATING	SCALE	RANKING
Dow Jones Sustainability Indexes	listed		
FTSE4Good Europe/Global	listed		
Ethibel Sustainability Index			
Global/Europe	listed		
ASPI – Advanced Sustainable			
Performance Indices	listed		
oekom research (2005)	B–	A+ to D–	4th out of 60 banks
scoris Dax 30 rating (2005)	69	1 to 100	8th out of 30 companies
Zürcher Kantonalbank (2005)	AA	AAA–C	



As in the past, HVB will highlight the issue of sustainability, for example, as part of the UN Decade of Education for Sustainable Development in co-operation with the city of Munich.

The prime objective of the Decade of Education is to enable citizens and groups to independently organise their lives and economic activities in a sustainable way. In setting up BenE, a regional centre of expertise, Munich became one of the 30 regional centres of excellence currently accredited worldwide for "Education for Sustainable Development" by the United Nations University in February 2007. The goals of BenE supported by HVB are to network educational authorities and facilities, increase synergy potential and create joint packages of measures. In this connection HVB intends to set up the "BenE Netzwerk Wirtschaft" business network in April 2007 with other Munich-based companies.

We will also continue to develop our activities in our lending and investment business. This applies firstly to the Equator Principles and the field of renewable energy. But we will also endeavour to provide more product solutions for any investment volume and strengthen our marketing activities for sustainable investment products. We are also planning to issue two new sustainability certificates in the first quarter of 2007, which will enable us to fulfil our social responsibility in diverse ways. We will pool and significantly expand our activities in the field of climate protection and implement a climate strategy for HVB and UCI.


ビジネス
成

Claudio Hils, Kayaba-Cho, 1998, HypoVereinsbank collection - © Claudio Hils

Financial Statements (1): Management's Discussion and Analysis

Financial Review

CORPORATE STRUCTURE AND BUSINESS OPERATIONS

Legal corporate structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) was formed in 1998 through the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft. It is the parent company of HVB Group, which is headquartered in Munich. Bank Austria Aktiengesellschaft (Bank Austria), which took over Creditanstalt AG in 1997 to combine the two largest banks in Austria (the other being Bank Austria Creditanstalt AG), has been part of HVB Group since December 2000. HVB Group is one of Europe's leading providers of banking and financial services.

HVB AG has been an affiliated company of UniCredito Italiano S.p.A., Genoa (UniCredit), since November 2005 and hence a major part of UniCredit Group from that date as a sub-group.

On September 12, 2006, the Management Board and Supervisory Board of HVB AG agreed to transfer HVB AG's holdings in Bank Austria Creditanstalt AG (BA-CA) and Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine) to UniCredit, its Closed Joint Stock Company International Moscow Bank (IMB) and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) subsidiaries to BA-CA, and the assets and liabilities of the HVB AG branches in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga). An Extraordinary Meeting of Shareholders of HVB AG held on October 25, 2006 approved the corresponding contracts with more than 99.4% of the votes cast in each case. The Management Board decided to complete the transactions on January 9, 2007. The gains on disposal from the transactions listed will be largely realised in the first quarter of 2007.

The ordinary shares of HVB AG are admitted to official trading on all German stock exchanges, as well as on the Vienna Stock Exchange, Euronext in Paris and the SWX Swiss Exchange. On January 23, 2007, the Board of Directors of UniCredit (the majority shareholder of HVB AG) decided to start a squeeze-out procedure with regard to HVB shares. When the annual financial statements were prepared, UniCredit held more than 95% of the capital stock.

Information pursuant to Section 315 (4), German Commercial Code, in conjunction with the German Takeover Directive Implementation Act

The subscribed capital of HVB AG totals €2,252,097,420.00 and is divided into

a) €2,208,436,620.00 shares of common bearer stock, broken down into 736,145,540 no par shares
b) €43,660,800.00 non-voting shares of registered preferred stock, broken down into 14,553,600 no par shares.

The common bearer stock makes up 98.06% of capital stock and the preferred stock 1.94%.

The common stock consists of bearer or registered shares.

Shareholders holding shares of common bearer stock are entitled to attend the Annual General Meeting of Shareholders and exercise their voting rights subject to the conditions set out in Article 18 (2) of the Articles of Association. Each share of common stock is vested with one vote at the Annual General Meeting of Shareholders.

Each shareholder has the right to ask questions and speak at the Annual General Meeting of Shareholders, although the meeting chairman may limit the right to ask questions and speak as appropriate.

The shares of both common stock and preferred stock benefit from the equal disbursement of any profit distributions (dividend payment).

The preferred shares are non-voting and registered. They receive an advance share of profits of €0.064 per no par share, payable out of cumulative profit on a cumulative basis, as well as a further share in profits of the same amount as the shares of common stock. The claim to payment of the advance share of profits on a cumulative basis is granted to the holders of preferred stock as a separate right.

Shareholders holding shares of registered preferred stock are entitled to attend the Annual General Meeting of Shareholders subject to the conditions set out in Article 18 (1) of the Articles of Association.

In the event of a capital increase, the holders of common and preferred shares normally have a subscription right. The Management Board may exclude this subscription right if it is authorised to do so by a resolution adopted by the Annual General Meeting of Shareholders or by an amendment to the Articles of Association approved by the Annual General Meeting of Shareholders.

In addition, the holders of common and preferred shares enjoy the other rights granted by the German Stock Corporation Act.

Under Article 6 (2) of the Company's Articles of Association, the shares of registered preferred stock may only be transferred with the Company's approval. Compliant with Section 71 b) of the German Stock Corporation Act, treasury stock does not confer any rights to the Company. The Management Board is not aware of any restrictions regarding the exercise of voting rights or the transfer of shares that might arise from agreements between shareholders.

On November 22, 2005, UniCredito Italiano S.p.A., Genoa, informed the Company compliant with Section 21 of the German Securities Trading Act (WpHG) that it held 93.9% of the capital stock and 93.8% of the voting shares of common bearer stock in the Company, of which 0.001% indirectly, since November 17, 2005. UniCredit's ad-hoc announcement dated January 23, 2007 indicates that its interest in the capital stock of HVB AG had in the meantime risen to 95%.

The Company has not issued any shares that confer any special influence over the Company's executive bodies and hence any special control powers.

There is no distinction between control of voting rights and share with regard to employee holdings. Where Company employees have acquired Company shares, they can exercise their voting rights in the same way as any other shareholder: either in person or through a proxy.

The appointment and dismissal of members of the Management Board is based on the legal provisions set forth in Sections 84 and 85 of the German Stock Corporation Act. Under Section 179 of the German Stock Corporation Act, amendments to the Company's Articles of Association require a resolution from the Annual General Meeting of Shareholders. Such a resolution requires a majority of at least three quarters of the capital stock represented when the resolution is adopted. Article 21 (2) of the Company's Articles of Association confers to the Supervisory Board the authority to make amendments to the Articles of Association that only affect the wording but not the content (amendment of the wording).

A resolution adopted by the Annual General Meeting of Shareholders on April 29, 2004 authorises the Management Board to issue shares from the authorised capital increase (Section 202 et seq., German Stock Corporation Act) in accordance with Article 5 (2) of the Company's Articles of Association. Article 5 (2), 1 and 2 of the Company's Articles of Association is worded as follows: "The Management Board, with the consent of the Supervisory Board, is authorised until April 29, 2009 to increase the Company's share capital by issuing new shares in exchange for contributions in cash or kind, one or several times but in an aggregate volume of no more than 330,000,000 shares in a total par value of €990,000,000.00. Either only common shares or common shares and non-voting preferred stock vested with the same rights as the already existing non-voting preferred stock may be issued."

The Management Board is hereby authorised, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders in the instances listed individually in Article 5 (2) of the Company's Articles of Association in accordance with the authorisation granted on April 29, 2004.

Moreover, a resolution adopted by the Annual General Meeting of Shareholders on May 14, 2003 authorises the Management Board until May 14, 2008 to issue equity warrant bonds, convertible bonds, dividend bonds, option certificates and convertible certificates with an option or conversion right and/or conversion obligation into shares of common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft or dividend bonds (with or without option or conversion right/obligation) compliant with Section 221 of the German

Stock Corporation Act in euros or any other legal tender. The total nominal value or equivalent amount may not exceed an aggregate of €1,500,000,000.00. Under Article 5 (4) of the Company's Articles of Association, a conditional capital of €375 million is available to grant shares of common stock to the holders of bonds and certificates issued in accordance with the authorisation granted on May 14, 2003.

Furthermore, the Management Board is authorised compliant with Section 71 (1) No. 7 of the German Stock Corporation Act to buy and sell treasury stock for trading purposes by a resolution adopted at the Annual General Meeting of Shareholders held on May 23, 2006.

Moreover, the Company is permitted to buy treasury stock in the instances provided for in Section 71 (1) Nos. 1–5 of the German Stock Corporation Act.

There are no significant agreements at HVB AG that are subject to the condition of a change of control following a takeover offer.

No compensation agreements have been reached with members of the Management Board or employees in the event of a takeover offer.

In accordance with Section 171 (2) 2 of the German Stock Corporation Act as amended by the German Takeover Directive Implementation Act of July 8, 2006, the information pursuant to Section 315 (4) of the German Commercial Code is explained in the Report of the Supervisory Board in the 2006 Annual Report.

Main products, sales markets, competitive position and facilities

HVB Group offers a comprehensive range of banking and financial products and services to private and corporate customers as well as public-sector customers. Our range extends from mortgage loans and banking services for consumers, private banking, business loans and foreign trade finance through to fund products, advisory and brokerage services, securities transactions and wealth management.

Following the transfer of its interests and business activities in Austria, central and eastern Europe, Russia, the Ukraine and the Baltic states, HVB Group will in future focus on Germany as its core market within the UniCredit Group. Moreover, there is the possibility of entering markets in other regions of Europe (notably Scandinavia and Benelux). The aim is also to significantly expand investment banking operations and become the centre of competence for investment banking within the entire UniCredit Group.

BA-CA will continue to have operating responsibility for business in central and eastern Europe (CEE). Consolidating the CEE activities will significantly enhance the footprint and service range of the UniCredit Group. HVB Group is consequently in a position to offer its customers even better access to this region, thus enabling them to benefit from the transactions.

A breakdown of our offices by region is shown in Note 82 "Offices" in the notes to the consolidated financial statements.

Organisation of management and control

The Management Board of HVB AG is the management body of HVB Group. The Management Board provides the Supervisory Board with regular, timely and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business and the state of HVB Group, including the risk situation.

The Supervisory Board of HVB AG has 20 members and includes equal numbers of representatives of the shareholders and employees. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. To support its work, the Supervisory Board set up three committees in the year under review: the Remuneration & Nomination Committee, the Audit Committee and the Negotiating Committee.

HVB AG conducts risk monitoring and risk management on a group-wide basis. The monitoring systems are geared to identifying risks at an early stage. In 2006, risk control and risk management were combined under the area of responsibility of the Chief Risk Officer, who reported to the Audit Committee of the Supervisory Board on a regular basis. Please refer to the Risk Report for further details.

A list showing the names of all of the members of the Management Board and the Supervisory Board of HVB AG is given in the consolidated financial statements under Note 83 "Members of the Supervisory Board and Management Board".

Basic features of the remuneration system

Structure of compensation paid to members of the Management Board

The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. The direct compensation has three components comprising fixed and variable elements: fixed compensation, variable compensation as a bonus featuring profit-related components (short-term incentive) and a long-term incentive.

The variable components are especially important as these are linked to the achievement of the targets agreed for the financial year and the targets in the strategic plan and can exceed the fixed salary. Competitive profit-related compensation and postponing payment to the near or far future as a result of participation in the long-term incentive plan of the UniCredit Group is intended to ensure that the management is bound to the company.

To ensure that the compensation for the responsibilities assumed by Management Board members is commensurate with market conditions, an external specialist performed a market survey on behalf of HVB AG which included similar companies. The compensation payable to members of the Management Board for 2006 was stipulated by the Remuneration & Nomination Committee taking account of this survey.

The fixed salary is equivalent to the level paid in similar companies. It is disbursed in 12 monthly amounts.

The bonus is a short-term incentive, the size of which depends on certain targets agreed at the beginning of the year with all members of the Management Board being met. In 2006, these targets were specified in detail in the course of the year after completion of the three-year planning. The targets are shown in scorecards and include team targets, core targets and integration targets.

The team target for all members of the Management Board is based on the results achieved by the HVB sub-group. Some Management Board members responsible for regional divisions also have a divisional target as an additional team target. The main emphasis is placed on what are known as core targets, i.e. especially significant targets from the Management Board members' own area of responsibility. The most important tasks arising during the process of integrating HVB AG into the UniCredit Group are covered by the integration targets.

Targets mainly relating to quantities, but also some quality targets, are agreed with the members of the Management Board. A relatively narrow range is defined for meeting the quantitative targets. If the lowest value of this range is not achieved, no points are awarded for the target. If the highest value is achieved, the Management Board member receives the highest number of points previously defined for this target. The Remuneration & Nomination Committee decides on the quality targets, taking into account the vote given for the target achievement by the head of the division or the function in which the Management Board member works.

The weighted total amount of points gained from each target results in the target achievement. A bonus is paid if a specified minimum number of points is achieved. Compliant with UniCredit's treatment of this issue, the maximum bonus will be defined as the reference value from 2007. This maximum bonus can be utilised whenever a total number of 120 points is achieved in the scorecard. This means that the bonus has a maximum upper limit and a correspondingly lower percentage of the maximum bonus will be disbursed in future if targets are fully met.

Each Management Board member takes part in the Stock Option & Performance Shares Plan of the UniCredit Group (long-term incentive plan of the UniCredit Group). This plan consists of two components. On the one hand, each Management Board member is granted a certain number of options which can be exercised if the beneficiary is still working for the UniCredit Group after four years (vesting). In 2006, the Management Board of HVB AG was granted a total of 508,633 stock options. Each option entitles the Management Board member to purchase a UniCredit share at a price which was fixed before the option was issued. The option may be exercised within a period of nine years after vesting.

Financial Review continued

On the other hand, each Management Board member is promised a specific number of UniCredit shares (to be transferred free-of-charge) on condition that the relevant targets in UniCredit's strategic plan are met after three years have passed and the beneficiary is still working for the UniCredit Group. The Management Board of HVB AG received 195,333 performance shares in 2006. The targets were combined in baskets. There are baskets for the UniCredit Group and for each division. Each basket has five targets, of which three must have been met.

Members of the Management Board involved in operating activities receive the shares only if the division has achieved its target. They receive 50% of the shares if only the division has met its targets but 100% of the shares if the Group has also met its targets. The other Management Board members receive the shares if the Group has achieved its targets. HVB AG reimburses the cost of participating in the long-term incentive plan to UniCredit.

Exceptions have been made to the rules set out above for individual members of the Management Board, depending on their personal contractual arrangements. Please see the Compensation Report elsewhere in the Annual Report for further details in this regard.

Compensation paid to members of the Management Board for positions on supervisory boards of Group companies is surrendered to HVB AG.

Information on the amount of compensation paid to members of the Management Board is provided in Note 79, "Information on relationships with related parties", in the notes to the consolidated financial statements.

The Annual General Meeting of Shareholders of May 23, 2006 invoked what is referred to as the opt-out clause of the Act on the Disclosure of Management Board Remuneration and resolved that the remuneration received by Management Board members will not be disclosed on an individualised basis.

Besides direct remuneration, Management Board members have received pension commitments. Except for three members of the Management Board, the Management Board members take part in the fund-linked deferred compensation scheme (FDC) which is also available to the Bank's employees. HVB AG has fixed the contribution as 20% of the fixed salary and the short term incentive, subject to a cap of €200,000 per year. It has been agreed with the members of the Management Board that this amount of their pay would be converted, which means that, instead of a disbursed sum of money, the Management Board member receives a pension commitment to the same value from HVB AG. HVB AG credits the deferred compensation amounts to the Management Board member's capital account and invests them in a fund, currently the Pioneer Total Return Fund. HVB AG guarantees an annual return of 2.75%. A higher yield is initially used for allocation to a fluctuation reserve amounting to 10% of the separate funds for FDC. Any surplus return is credited to the Management Board member in due proportion. The fluctuation reserve is used to offset any actuarial losses. When the beneficiary becomes entitled to receive benefits, the capital credit balance is converted into a pension for life. A commitment for a fixed amount was agreed with one member of the Management Board. Contributions will be paid to a pension fund for another member of the Management Board. HVB AG has not agreed a pension commitment with a further member of the Management Board.

In addition, there are commitments in the event of the termination of Management Board activities. If a contract is not extended for reasons for which the member of the Management Board is not responsible, a transitional allowance of at least one year's salary (fixed salary and bonus), but a maximum of three years' salary depending on the length of service, is usually paid; the maximum amount is paid after 20 years. The transitional allowance is limited to the annual salaries (fixed salary and bonus) still outstanding until the age of 62 in each case. In the event that his contract is not extended, one member of the Management Board will not receive any benefits from HVB AG on account of another contract he has in the corporate group; another can receive a retirement pension.

Compensation paid to members of the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Association of HVB AG. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €25,000 payable upon conclusion of the financial year and dividend-dependent compensation of €400 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €120,000 payable upon conclusion of the financial year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. According to this, the members of the Audit Committee receive annual compensation of €20,000 each for the 2006 financial year. The chairman of the committee receives twice this amount. Where they sit on the Management Committee of UniCredit, the members of the Supervisory Board surrender to UniCredit the compensation they receive for Supervisory Board work, as the performance of Supervisory Board functions at subsidiaries is considered a typical management duty.

Information on the amount of compensation paid to members of the Supervisory Board is provided in Note 79, "Information on relationships with related parties", in the notes to the consolidated financial statements.

Internal management

One of HVB Group's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering. The overriding goal of value creation in the sense of shareholder value can thus be transferred to the operating divisions.

Essentially, this concept requires a return from two capital resources. One is the regulatory (or used core) capital and the other risk capital, in other words the economic capital actually required to cover risks identified on the basis of internal models. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. In 2007, the dual steering will continue to be harmonised with the steering of the UniCredit Group. A detailed description of this issue is given in the Risk Report under the section entitled "Overall bank management".

ECONOMIC CONDITIONS

General economic trends in 2006

With year-on-year growth of nearly 5% in 2006, the global economy grew at around the same pace as in 2005. The engines of growth were the United States, with GDP up 3.5% in 2006, China, up 10.75%, and the emerging economies of Asia, up 7.0%. However, there was a slowdown during the year, primarily in the United States, in the wake of which GDP growth fell tangibly below the long-term average of 3.25%. The main reasons for this were the weaker fiscal stimuli, the continuing rise in the foreign trade deficit, a significant slowdown in the real estate sector and the serious problems encountered by the U.S. automotive industry. In contrast, Japan is in the midst of a prolonged period of growth. Driven by exports and business capital expenditures, GDP rose by approximately 2.0% in 2006 compared to the previous year.

The upturn in the euro area gained momentum during the past year. At 2.75%, gross domestic product (GDP) rose almost twice as rapidly as in 2005. In this context, the European economy benefited from external demand that remained strong coupled with lively domestic demand. This applies particularly to Germany, where capital spending was joined by private consumption as factors driving growth. For the first time in over a decade, Germany's GDP growth kept pace with the euro area as a whole. Turning now to the developments in detail:

- At an average of 2.5% in 2006, GDP growth in Germany was significantly higher than the 0.9% recorded in the previous year. This was the biggest rise since 2000, primarily driven by strong growth in capital expenditures by companies.
- German inflation stood at 1.8% after 1.9% in 2005. The year-on-year decline was largely due to the smaller increase in energy prices and prices set by the government.
- Unemployment averaged 4.48 million in 2006 after 4.86 million in the previous year.
- The current account surplus totalled 4.4% of GDP following on from 4.0% in 2005, helping Germany retain its position as the world's biggest exporter.
- The public-sector deficit fell significantly, from 3.2% of GDP to 1.9%. Hence Germany met the requirements of the European Stability and Growth Pact for the first time in five years.
- Long-term interest rates rose again. At the end of 2006, yields on 10-year German government bonds were at 3.95% after 3.3% in 2005. The European Central Bank raised the refinancing rate from 2.25% at the outset of the year to 3.5% in December 2006.

Financial Review continued

Sector conditions

The German banking sector enjoyed a good year in 2006 in terms of loan portfolios and total deposits. This trend was driven by continued rapid growth in the global economy coupled with a German economy expanding more rapidly than at any time since 2000 and international financial markets performing strongly. The factors underpinning net interest income created a favourable environment overall for the profitability of German banks. On the lending side, the growth rate for loans in 2006 rose again in the banking sector for the first time since 2002, even if it was still very low compared with the rest of the euro area. The total number of loans and advances increased by around 1% in 2006, after decreasing by an average of 0.6% each year between 2002 and 2005. This can be attributed to high capital spending by German companies and the loans required to fund this investment. In contrast, there was only a slight increase in the demand for credit from private households.

Total deposits grew more rapidly, with the aggregate deposits of non-banks rising by 4.5% in 2006. As with loans and advances, the main factor behind this change was the improved financial situation of companies, which preferred term money to sight deposits in 2006.

The positive contribution to net interest income made by the growth in loan portfolios and total deposits in 2006 was tempered by further pressure on interest margins during the first half of the year. Whereas banks raised their deposit rates appreciably in response to the more restrictive monetary policy pursued by the European Central Bank, long-term credit interest rates initially continued their downward path in the first half of the year. This trend reversed in the second half to almost return to the previous year's level.

Net fees and commissions' contribution to the earnings situation of German banks benefited chiefly from the very friendly financial market environment in 2006. Greater activity on the capital market again resulted in much higher trading volumes on German stock exchanges in 2006. This development was reinforced by very strong demand from institutional investors. The DAX rose by over 20% year-on-year for the second time in a row, thus creating a very favourable environment for the funds business and trading profit of German banks.

Risk provisioning developed relatively well in 2006, at least as far as the corporate sector is concerned. There was a further decline in the number of company insolvencies, whilst personal bankruptcies continued to increase.

BUSINESS SITUATION AND DEVELOPMENT OF INCOME

Major events in 2006

The integration of HVB Group into the UniCredit Group has given rise to a new reporting structure and segment structure.

Discontinued operations

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Meeting of Shareholders on October 25, 2006, represent a discontinued operation as defined by IFRS 5, resulting in a different presentation in the individual parts of the consolidated financial statements.

The results of the discontinued operations are not shown in the income statement prepared in compliance with IFRS 5 until after the net profit after tax and minorities of "HVB Group new". The following companies and sub-groups have been defined as discontinued operations: the Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), HVB Bank Ukraine and the HVB AG branches in Vilnius and Tallinn.

The income statement for HVB Group compliant with IFRS 5 (HVB Group new) down to the item "Net profit of HVB Group new" does not reflect the earnings power of the new HVB Group following the transactions listed, either in the past or in the future. The profit now disclosed for HVB Group new does not contain any adequate revenues offsetting the capital tied up by the holdings in BA-CA, IMB and the other units being transferred (dividends or primary revenues from the holdings). Looking into the future, the proceeds from the transactions will give HVB Group the chance to expand its core competencies and to tap additional sources of revenue.

Modified business structure (new divisions)

In conjunction with the integration of the Bank into the UniCredit Group, the activities of the new HVB Group have been restructured and divided into the following global divisions: Retail, Wealth Management, Corporates & Commercial Real Estate Financing, and Markets & Investment Banking. Also shown is a segment called "Other/consolidation" that covers Global Banking Services and Group Corporate Centre activities. The latter also contain the former RER segment and the newly defined SCP portfolio.

The reorganisation primarily affected the former Germany business segment, from which the Retail, Wealth Management and Corporates & Commercial Real Estate Financing – divided into Corporates and Commercial Real Estate Financing operations – divisions emerged. Within this, the Retail and Wealth Management divisions were created out of the former Private Customers business unit, whereas the Corporate Customers and Professionals and Real Estate business units formed the basis for the new Corporates & Commercial Real Estate Financing division. In addition, customers were transferred from the former Corporate Customers and Professionals business unit (business customer segment) to the new Retail and Wealth Management divisions.

The Markets & Investment Banking division was essentially formed out of the Corporates & Markets segment, but without the activities of the BA-CA Group and IMB.

Compliant with IAS 14.52, we also show the companies defined as discontinued operations in accordance with IFRS 5 additionally and separately from the continuing divisions and segments of the new HVB Group in a separate column headed "Discontinued operations" in our segment report.

New income statement structure

In its Interim Report for the period ended September 30, 2006, HVB Group prepared its income statement for the first time using the structure for many years used by UniCredit in its capital market communications. Furthermore, the presentation of expense items has been modified by the year-end 2006 to match the usual UniCredit practice. This means all absolute amounts in the income statement are shown with their impact on profit.

A reconciliation of the income statement structure used to date to the new income statement structure for the period from January 1 to December 31, 2005 is shown in the notes to the consolidated financial statements (Note 2, "Consistency") together with the main differences.

Adjustment of comparison periods

Due to the changes listed above, the income statement and the segment report are no longer comparable with the figures reported in the 2005 Annual Report. For this reason, we have adjusted the figures for previous years accordingly.

General comments by management on the operations of the full HVB Group

In its income statement for 2006, the full HVB Group reported a net profit of €4,420 million (2006: €642 million) after taxes and minorities, including a net gain from non-recurring items. This total comprises the net profit of the discontinued operations of €3,457 million (2005: €1,158 million), the minority interests in the discontinued operations of €677 million (2005: €389 million) and the net profit of €1,640 million recorded by the new HVB Group (2005: loss of €127 million). The net profit recorded by the new HVB Group especially reflects the good operating performance that is described in greater detail under "Operating performance of HVB Group new" below using the individual items in the income statement. Comments on the net profit of the discontinued operations are shown in the Note 39 "Income statement and earnings per share of discontinued operations" in the notes to the consolidated financial statements.

Financial Review continued



Non-recurring effects

The profit before tax of the full HVB Group totalled €5,317 million, including the non-recurring effects of €2,230 million resulting in part from the integration of HVB Group into the UniCredit Group. Of the total non-recurring effects in 2006, €362 million are attributable to the continuing operations of the new HVB Group and €1,868 million to discontinued operations.

The non-recurring effects in the new HVB Group relate to the following:

- Gains on the disposal of the Activest companies to Pioneer Global Asset Management S.p.A. totalling €543 million and the partial disposal of our holding in Münchener Rückversicherungs-Gesellschaft AG (€217 million) disclosed in net income from investments
- Valuation expenses of €130 million arising from the disposal of a portfolio of non-strategic real estate announced by the Management Board of HVB AG on December 13, 2006 included in net income from investments
- Restructuring costs of €60 million
- General provisions for losses on specific loans and advances of €55 million disclosed under net write-downs of loans and provisions for guarantees and commitments that were made possible for the first time by the preparations for Basel II causing improvements to the data records in terms of defaults by customers who are 90 days in arrears and other non-performance
- Expenses of €153 million arising from a change in the parameters used to calculate the fair value mainly of financial instruments under the categories held for trading and at fair value through profit and loss (fair-value discount) shown in a separate line called "Other non-operating expenses"

In the discontinued operations, the non-recurring effects comprise the following individual items:

- Gains of €669 million on the disposal of Splitska banka, which belongs to the BA-CA Group, and of €1,756 million on the disposal of the Bank BPH Group disclosed in net income from investments
- Restructuring costs of the discontinued operations totalling €248 million. €225 million of this total relates to the creation of provisions for reorganisation and restructuring in the Retail, Corporates, Markets & Investment Banking and Global Banking Services divisions as well as Support Services and Risk Management at BA-CA
- Non-recurring expense of €278 million in net write-downs of loans and provisions and for guarantees and commitments relating to a change of methods used by BA-CA
- Expenses of €31 million arising from a change in the parameters used to calculate the fair value mainly of financial instruments under the categories held for trading and at fair value through profit and loss (fair-value discount) shown in the income statement item called "Other non-operating expenses"

The profit before taxes totalling €1,299 million was also depressed by non-recurring effects in 2005. In addition to restructuring costs of €546 million (€108 million of which is for discontinued operations), this includes further extraordinary expenses arising from loan-loss provisions due to additional general provisions for losses on specific loans and advances totalling €147 million (€70 million of which was for discontinued operations).

Adjusted for non-recurring effects in both years, the full HVB Group performed extremely well, with profit before taxes rising by 55.0% to reach €3,087 million after €1,992 million in the previous year and net profit after taxes and minorities totalling €2,160 million, up 85.7% on the previous year.

Appropriation of profit

In the full HVB Group, €3,798 million of the unappropriated profit of €4,420 million has been transferred to reserves. The consolidated profit (which is the profit available for distribution of HVB AG) amounts to €622 million. We will propose to the Annual General Meeting of Shareholders that a dividend of €301 million be paid to the shareholders and that a further €321 million be transferred to retained earnings. The total dividend payout of €301 million is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock and an advance dividend of €0.064 per share of preferred stock.

Key capital ratios

The return on equity after taxes (based on average IFRS equity capital without change in valuation of financial instruments) of the full HVB Group amounted to 37.8% (including non-recurring effects). Even adjusted for the non-recurring effects listed, our expectations with regard to return on equity after taxes have been more than met, with a figure of 18.5% at December 31, 2006 after 10.2% in the previous year.

Besides increasing our return on equity, we also more than matched the targets stated in the Outlook section of Management's Discussion and Analysis (on page 74 of the 2005 Annual Report) in terms of a significant boost in total revenues and a substantial improvement in the cost-income ratio (ratio of operating costs to total revenues). The cost-income ratio improved by 9.4 percentage points during the year under review to 59.1%.

We were able to beat these targets for return on equity and the cost-income ratio in the new HVB Group as well.

Operating performance of the new HVB Group

As already mentioned in the section headed "Major events in 2006", we are presenting a separate income statement for the new HVB Group in compliance with IFRS 5 rules. This statement no longer contains the income and expense items of discontinued operations and shows their contribution to earnings only after net profit after tax and minorities of the new HVB Group.

Total revenues

With further year-on-year growth in net trading, hedging and fair value income as well as in net fees and commissions coupled with a favourable economic climate, further improvements to our earnings structure are becoming apparent on the operating side. Overall, total revenues increased 14.2% over the previous-year figure.

Net interest income

At €3,148 million, we almost matched the previous year's total for net interest income (down 0.6% or €18 million) despite the scheduled strategic portfolio disposals, chiefly in the Real Estate Restructuring unit. Average risk assets (compliant with the German Banking Act) declined by 7.1% year-on-year. The effects of portfolio disposals were also reflected in our segment report through the decline in net interest income in the Other/consolidation segment, whilst all other operating divisions increased or maintained net interest income compared to the previous year. At €251 million, interest and similar income from dividends and other income from equity investments almost matched the previous year's level of €259 million.

Net fees and commissions

At €1,753 million, there was a significant 1.7% year-on-year rise in net fees and commissions. However, the profit contributions made by the sold Activest companies are only included in net fees and commissions for 2006 up to the middle of the year, which has a negative effect when compared to 2005. Adjusted for consolidation and currency effects, the rate of increase in net fees and commissions totalled 7.0%. In the process, net fees and commissions from the securities and depositary business rose by around 9% in adjusted terms. In particular, sales of innovative financial products like the "HVB Best of Fonds", "HVB Flex Bonus Zertifikat", "HVB 2 x 5% Profianleihe" and the "HVB Höchststand-Zertifikat" helped to boost earnings. There was also an increase in the contributions made to profits by other service units (including commissions) and from the lending business.

Financial Review continued

Net trading, hedging and fair value income

Net trading, hedging and fair value income of the new HVB Group developed especially well. At €768 million, it is more than double the figure of €376 million reported for 2005. The net income from financial instruments classified as held for trading increased by €209 million to €673 million thanks essentially to higher dividend income arising from trading operations (up €184 million to €320 million) together with a rise of around a quarter in equity contracts to €112 million. In 2006, we report the gains realised from private equity transactions of €38 million under net trading, hedging and fair value income for the first time; these were previously shown under net income from investments.

Net other expenses/income

Net other expenses/income amounted to €32 million. A net expense of €311 million was reported for this item in 2005 on account of losses absorbed. Of the total losses absorbed in 2005, €256 million relates to HVB Immobilien AG due to the existing profit-and-loss transfer agreement with HVB AG. These include the losses of real estate subsidiaries of the HVB Immobilien AG sub-group, which was not consolidated in 2005. The major companies of the HVB Immobilien AG sub-group were fully consolidated in the consolidated financial statements of HVB Group with effect from January 1, 2006.

Operating costs

At €3,695 million, the operating costs of the new HVB Group were reduced by 4.9% compared to the previous year. In the process, the payroll costs remained stable at 0.2%, despite higher expenses for profit-related bonus payments in the Markets & Investment Banking segment, while there was a 7.5% reduction in other administrative expenses and a significant 24.2% decline in amortisation, depreciation and impairment losses on intangible and tangible assets.

In net terms, consolidation and currency effects served to reduce expenses reported under the aggregate operating costs by €11 million in 2006. In particular, the increase in expenses caused by the initial consolidation of the HVB Immobilien AG sub-group was offset by the lower expenses arising from the deconsolidation of the Activest companies, resulting in a year-on-year decrease adjusted for consolidation and currency effects of 4.6%.

Operating profit

The massive 70.0% rise in the operating profit of the new HVB Group to €2,257 million is evidence of the further progress we made in the year under review in the constant improvement of our operating profit we had already initiated in previous years, helping us to more than meet our financial targets. The rise in operating profit compared to the same period last year is a result of both the rise in total revenues and successful cost reduction measures. This efficiency gain led to a significant enhancement of the cost-income ratio (percentage of total revenues made up by operating costs), which improved by 12.4 percentage points to 62.1%.

Provisions for risks and charges

Net provisions for risks and charges increased to €164 million after €87 million in the previous year. The largest individual item in this regard is the provision for rental guarantees related to premises no longer required for banking operations that were vacated in the course of space-optimisation programmes. As a result of discontinuing the use of space, existing tenancy/leasing contracts became onerous contracts for which provisions of €60 million must be set aside to meet contractual obligations arising under what are defined by IAS 37.66 as onerous contracts. This will no longer affect our income statements in future years. In addition, this income statement item includes further provisions for rental guarantees, other provisions and accruals for risks and charges as well as provisions for litigation risks in the lending business.

Write-down on goodwill

In compliance with IFRS 3, scheduled write-downs have no longer been taken on goodwill since January 1, 2005. No non-scheduled write-downs of goodwill were taken in 2006.

Restructuring costs

The restructuring costs incurred in part as a result of the integration of HVB Group into the UniCredit Group amounted to €60 million in 2006. This figure includes payroll costs of €27 million and other administrative expenses (including depreciation) of €28 million. The restructuring costs of €438 million reported for 2005 essentially included additions to restructuring provisions mainly for severance pay settlements, depreciation charges on non-current assets and fees.

Net write-downs of loans and provisions for guarantees and commitments

At €933 million, net write-downs of loans and provisions for guarantees and commitments were €46 million or 4.7% below the figure of €979 million recorded for 2005. Net write-downs of loans and provisions for guarantees and commitments were affected by the non-recurring effects described in both years. Even adjusted for the non-recurring effects, there was a 2.7% decline in net write-downs of loans and provisions for guarantees and commitments to €878 million.

Net income from investments

Net income from investments recorded by the new HVB Group amounted to €671 million in 2006 and benefited from net non-recurring effects of €630 million.

These effects include gains on the disposal of the Activest companies (€543 million) and the sale of part of our holding in Münchener Rückversicherungs-Gesellschaft AG (€217 million) and valuation expenses of €130 million arising from the sale of a portfolio of non-strategic real estate announced by the Management Board of HVB AG on December 13, 2006.

In addition, gains were realised from the reduction of our shareholdings in Babcock & Brown Limited (€55 million) in the first quarter of 2006 and Lufthansa AG (€40 million) in the second quarter of 2006; these were partially offset by deconsolidation losses and write-downs on investment properties.

In 2005, the largest income items were the gains from the partial disposal of our shareholdings in Münchener Rückversicherungs-Gesellschaft AG (€208 million) and the gains realised on the sale of our holdings in Rhön-Klinikum AG (€36 million) and Premiere AG (€63 million). These were partially offset by non-recurrent expenditure of €225 million in connection with the acquisition of real estate from the fund assets of a property fund managed by the Bank's Internationales Immobilien-Institut GmbH (iii-investments) subsidiary.

Other non-operating expenses

Expenses of €153 million arising from a change in the parameters used to calculate the fair values of financial instruments classified as held for trading and at fair value through profit and loss are shown in a separate line in the income statement called "Other non-operating expenses" (changes in accounting estimates, compliant with IAS 8.32 et seq.). This involves an effect, which is non-recurrent in this magnitude, arising from the initial application of the fair-value discount which takes account of other factors influencing the calculation of the fair value and thus increases the quality of our conservative fair value calculation.

Profit before tax

The profit before tax of the new HVB Group amounted to €1,618 million including the non-recurring effects mentioned after a loss of €107 million in the previous year. Adjusted for non-recurring effects, profit before tax, at €1,256 million in 2006, would still have been more than three times as high as the adjusted figure of €408 million for 2005.

Income tax for the period

For the year under review, we are disclosing income tax income of €125 million (2005: income tax expenses of €14 million), which consists of expenses arising from current income taxes of €199 million and income from deferred taxes of €324 million.

The apparently low current income taxes of €199 million in relation to the profit before tax of €1,618 million is mainly attributable to tax-free earnings. In addition, the capitalisation of the discounted corporate income tax credit from previous years in accordance with new tax regulations had a beneficial effect.

The deferred tax income stems largely from an increase in the deferred tax assets recognised on the domestic loss carryforward of HVB AG which were not previously disclosed.

Minorities and net profit

Minorities account for €103 million of net profit. After deducting the minorities, we generated a profit of €1,640 million after a loss of €127 million incurred as a result of non-recurring effects in the previous year. Adjusted for the listed non-recurring effects in both years, we managed to increase the profit of €290 million reported for 2005 by a factor of almost four to €1,128 million in 2006.

The return on equity of the new HVB Group (based on the average IFRS equity capital of the full HVB Group, distributed to the continuing and discontinued operations in accordance with average risk-weighted assets) totals 19.3% before taxes and 22.1% after taxes. Adjusted for non-recurring effects, the amounts are 15.0% before taxes and 15.2% after taxes. Starting in the 2007 financial year, we will adjust the method used to calculate return on equity to match the controlling logic of the UniCredit Group.

Segment results by new division

The contributions of the divisions to the profit before tax of the new HVB Group of €1,618 million were as follows:

Retail	€117 million
Wealth Management	€746 million
Corporates & Commercial Real Estate Financing	€531 million
Markets & Investment Banking	€969 million
Other/consolidation	loss of €745 million

The income statements of each division, the components and targets of the divisions and comments on the performance of the divisions are described in Note 21 "Notes to segment reporting by division" and Note 22 "Income statement broken down by division" in the notes to the consolidated financial statements.

FINANCIAL SITUATION

Total assets

The total assets of the full HVB Group amounted to €508.0 billion at December 31, 2006, which represents an increase of €14.4 billion, or 2.9%, over the 2005 year-end total.

The shareholders' equity shown in the balance sheet amounts to €20.0 billion, including minority interest of €3.3 billion. The €4.6 billion growth in shareholders' equity essentially stems from the profit of €4.4 billion, of which €3.8 billion is allocated to other retained earnings and €0.6 billion of which is reported as consolidated profit.

The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which are not yet permitted to be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when viewed in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset cumulative undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating the return on equity.

Compliant with IFRS 5, an enterprise must provide and present information on the balance sheet which enables the persons for whom the annual financial statements are prepared to assess the financial impact of discontinued operations and non-current assets or disposal groups held for sale.

For this reason, the assets and liabilities of discontinued operations have to be shown in the balance sheet as well as non-current assets or disposal groups held for sale and the liabilities of disposal groups held for sale under separate balance sheet items.

Hence, the other balance sheet items (except for shareholders' equity) in the year under review only include the figures for continued operations without non-current assets or disposal groups held for sale and without the corresponding liabilities. The previous year's figures have not been adjusted. Consequently, the individual balance sheet items cannot be compared with those of the previous year. To increase transparency and facilitate assessment of the year-on-year financial performance, we have also included a pro forma balance sheet as well as the underlying assumptions in the Note entitled "Pro forma balance sheet" in the notes to the consolidated financial statements. In this context, the continuing operations in both 2006 and the previous year are taken as the basis.

Here we will describe only the development of the individual balance sheet items shown in the pro forma balance sheet of the new HVB Group.

The total assets of HVB Group new increased by €6.6 billion, or 1.9%, to €358.3 billion. In particular, the assets of the new HVB Group increased as a result of rises of €18.6 billion in assets held for trading purposes and of €6.1 billion in placements with, and loans and advances to, other banks, whereas loans and advances to customers decreased by €15.2 billion, partly due to further portfolio disposals, and investments fell by €7.1 billion. The allowances for losses on loans and advances included as a deductible item in the assets fell by €3.2 billion.

Funding was adjusted to reflect the higher volume of lending. The main rise on the liabilities side came in deposits from other banks, up €13.2 billion. By contrast, promissory notes and other liabilities evidenced by paper were down by €6.8 billion. Shareholders' equity increased by €1.4 billion, largely as a result of the profit generated in the year under review.

Risk assets, key capital ratios and liquidity of the full HVB Group

Compared to the year-end total for 2005, the risk assets of the full HVB Group in accordance with the German Banking Act (without market risks) declined by €13.2 billion to €219.3 billion. Major factors contributing to this included the deconsolidation of Bank BPH S.A. and its subsidiaries, with risk assets totalling €9.4 billion, and the securitisation activities listed below.

The risk assets of the new HVB Group totalled €137.4 billion at year-end.

The full HVB Group continued its securitisation activities in 2006 with two new transactions: Provide A 2006-1 and Promise XXS 2006-1. The corresponding volume of lending newly outplaced totalled €7.0 billion at year-end, serving to reduce risk-weighted assets by €5.7 billion in accordance with the German Banking Act. At the same time, the Amadeus, Lombard Sec. No. 1, Promise A 2000-1, Promise A 2002-1 and Promise Austria 2002-1 transactions expired during 2006 with an aggregate lending volume of €1.8 billion. This resulted in the reversal of a reduction of €1.6 billion in risk-weighted assets compliant with the German Banking Act.

At year-end 2006, the core capital of the full HVB Group compliant with the German Banking Act totalled €18.3 billion and equity capital €27.1 billion. This gives rise to a core capital ratio (excluding market risk positions) of 8.4% and an equity funds ratio of 11.8%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2006 (2005: 1.2).

Corporate acquisitions and sales

Comments on changes in the group of companies included in the consolidated financial statements are provided under Note 4 called "Companies included in consolidation".

EVENTS AFTER DECEMBER 31, 2006

At the Extraordinary Meeting of Shareholders on October 25, 2006, HVB AG submitted the agreements for the sale of its holdings in BA-CA and HVB Bank Ukraine to UniCredit, its IMB and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) subsidiaries to BA-CA, and the assets and liabilities of HVB AG's branch offices in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) for approval. The Extraordinary Meeting of Shareholders approved the agreements with over 99.4% of the votes cast.

Conditions were set for executing the transactions. These were that official approval be obtained from the relevant authorities and that the Management Board adopt a resolution based on a legal opinion given by an external advisor confirming that the underlying resolutions at the Extraordinary Meeting of Shareholders on October 25, 2006 contain no errors which would prevent implementation of the agreements. The Management Board adopted a corresponding resolution on January 9, 2007. The following transactions were subsequently completed:

- HVB AG's 77.53% interest in BA-CA was transferred to UniCredit against payment of €109.81 per share (giving a total purchase price of around €12.5 billion in cash) on January 9, 2007,
- HVB AG's 100% interest in AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) was transferred to BA-CA for a purchase price of €35 million in cash plus the capital increase of AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) underwritten by HVB in August 2006 of around €40 million, on January 10, 2007, and
- HVB AG's 70.26% interest in IMB plus options on a further 2.79% interest in IMB was transferred to BA-CA for a purchase price of €1,070 million in cash on January 11, 2007.

Due to conditions that had not been met, the following transfers had not taken place by the time the annual financial statements were prepared:

- HVB AG's 100% interest in HVB Bank Ukraine to UniCredit against payment of €83 million in cash, and
- the assets and liabilities of HVB AG's branches in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) for a purchase price of €1 million and €9 million, respectively, plus the difference between the carrying amount of the assets transferred and liabilities assumed.

On January 23, 2007, UniCredit announced its intention of acquiring the shares in HVB AG held by minority shareholders (squeeze-out). HVB AG will remain a joint stock corporation under German law and an operationally independent institution after the squeeze-out. The new HVB Group will be the centre of competence for the entire investment banking activities of the UniCredit Group. Furthermore, it aims to expand its market position in retail banking, corporate banking and commercial real estate financing, and wealth management with a view to securing profitable growth.

OUTLOOK

The Management's Discussion and Analysis and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on plans and estimates that are supported by the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report. The statements made in the Outlook for HVB Group are based on the structure of the new HVB Group at the outset of 2007.

General economic outlook for 2007

In 2007, global growth is anticipated to slow down somewhat, although there are no signs of a hard landing for the global economy. At just under 4.5%, GDP growth is expected to lag behind that of last year only slightly. At the same time, worldwide growth will be more evenly balanced. The United States will probably enjoy a soft landing in 2007, expanding by 2.1%, while the euro area and Japan are expected to grow at a similar pace to the U.S. economy. The emerging economies of Asia and China should remain at the top of the growth league (at just under 8% and just under 9.5%, respectively).

In the United States, the problems in the real estate and automotive sectors will initially have a restraining effect. However, lower energy prices will bring relief and boost the purchasing power of private consumers with a favourable financial market environment probably acting as a support in this regard. The slowdown in growth in the United States will probably come to an end in the first half of 2007, while capital spending will revive in the second half. This will give the U.S. economy new momentum, enabling it to return to its long-term growth potential. For the year as a whole, this will mean growth of almost 2.0% year-on-year. With GDP rising a good 2% in 2007, Japan's economy is anticipated to expand above its long-term trend for the fourth time in a row. Exports and capital spending by companies will remain important pillars of the economy. In addition, a significant recovery is expected in private consumption levels. As the economy continues to perform well, the slight upward trend in consumer prices to date is expected to increase somewhat. Hence, the Bank of Japan will probably carry out two moderate interest rate rises this year, to take the key rates to 0.75%.

Although growth in the euro area is expected to remain steady in 2007, it will lose some of its momentum in the course of a long-term normalisation process. This is suggested in part by leading indicators which, despite declining slightly, are still at a very high level. The sentiment, notably in companies, is set to remain positive. Domestic demand is anticipated to continue its revival, partly as a result of a sustained rise in employment, although there will be a slight deterioration in the outlook for exports because of the slight slowdown worldwide. For 2007 as a whole, GDP growth will thus stand at around 2% in the euro area. With GDP rising at just under 2% in Germany, growth is expected to slow down a little. This is chiefly a result of the slight deterioration in the outlook for exports due to weaker growth in the United States; in addition, a slight decline is expected in the very high growth rate of capital spending by companies in 2006. Furthermore, the increase in value-added tax that came into force at the start of the year may have led to purchases being brought forward and, in return, to private consumption decreasing, particularly at the beginning of 2007. However, the continued increase in jobs for which social security contributions are payable should restrain any decline in private consumption and ensure a moderate recovery in consumption levels as the year wears on.

Sector development 2007

Our assessment indicates a consolidation of economic growth in the economy during the 2007 financial year. The financial services industry should also benefit from these positive growth prospects. We therefore assume that the continued rise in demand for banking services will stimulate revenue growth for banks on both the retail and corporate side. At the same time, we can assume that the positive economic environment will have a further favourable impact on risk provisioning. Operating costs should feature a slightly lower increase than in 2006. In 2008, we expect German banks' profits to grow only slightly less than in 2007.

The European Central Bank is expected to raise its key rate twice, by 25 basis points each time, in the course of year. This is suggested by the stable economic performance entailing the risk of second-tier effects in inflation as well as the continued very ample supply of liquidity. In contrast, the Fed is expected to lower the key rate by a mere 25 basis points in the current year. In the United States, long-term interest rates will probably remain largely around 4.7%, the level reached at the end of 2006, as a result of slightly weaker economic growth. German yields should also rise very slowly, to 4.1%. Because the relative advantage in terms of interest rates enjoyed in the United States will decline further, the dollar is expected to move towards the 1.34 mark by the end of the year.

General economic outlook for 2008

In 2008, the global economy will show the same solid growth as in 2007. This is especially true for the United States, which should see growth accelerate slightly. In contrast, the European and German economies should keep the same growth rates as in 2007.

Key planning data for 2007

Our plans are based on the following conservative assumptions:

- the global upturn will lose some of its momentum,
- growth in gross domestic product will be close to 2% in Germany,
- the inflation rate will rise to approximately 2% as a result of the increase in the rate of value-added tax,
- long-term interest rates will remain close to 4%,
- the number of company bankruptcies will continue to decline slightly.

Development of HVB Group

A rise in earnings per share, to €0.56, has been targeted for 2007 for the UniCredit Group as a whole.

As an integral part of this corporate group, the new HVB Group will provide important financial contributions to achieving this goal.

Based on our good operating performance in the year under review, we are planning a further tangible increase in total revenues for the new HVB Group and only a slight rise in operating costs, which will lead to an improvement in the cost-income ratio. This is based on the existing group of consolidated companies following the disposal of our activities in Austria and central and eastern Europe.

Net trading, hedging and fair value income, coupled with higher net commission income from innovative products for private and corporate customers, is set to drive the increase in total revenues.

Net write-downs of loans and provisions for guarantees and commitments will remain at around the same level as the previous year.

The new HVB Group is the centre of competence for the investment banking activities of the UniCredit Group. The possibility of pooling the activities grouped together in a virtual structure at the new HVB Group is currently being considered. The first step would involve integrating the main business activities of UniCredit Banca Mobiliare (UBM), UniCredit's investment bank, in the new HVB Group. The definitive timing and nature of the integration are to be determined in the near future.

With the disposal of BA-CA, AS UniCredit Bank and IMB at the start of January 2007, the core capital ratio improved to 15.6% on a pro forma basis.

Opportunities arising from the development of general conditions and future business strategy

In the course of the combination with the UniCredit Group and as a result of the sale of the commercial activities in Austria, central and eastern Europe, Russia, the Ukraine and the Baltic states, interesting new opportunities have arisen for HVB Group to continue to grow again organically and by means of acquisitions after a period of transformation and integration:

- Exploiting opportunities arising from change and consolidation processes in Germany within the framework of a specialised business model with a clear emphasis on Germany.
- Tapping the success potential arising from the concentrated expansion of investment banking activities.

- HVB Group's prospects of realising high value-added potential and sustained earnings growth as part of a European banking group with a unique competitive profile in central and eastern European markets.
- Using more favourable funding options through a sustainably improved and secured capital base, which can also influence rating assessments.
- Leveraging the advantage from HVB Group's now high capital base and liquidity to swiftly and flexibly respond to opportunities arising on the market.
- Reduction of regional risk potential and the entailed future investment risks.
- Exploiting cost and earning synergies by optimising all production capacities, rationalising overlapping functions and enhancing processing flows.

Opportunities in terms of corporate strategy, performance and other factors

Besides the opportunities arising from our combination with the UniCredit Group, the disposals in Austria and central and eastern Europe and the strategic realignment of HVB Group, further opportunities have arisen as a result of:
- a further improvement in total revenues by creating and using new products for all customer segments through product factories with tailored solutions,
- projects to support customers demanding cross-border financial services in central and eastern European markets,
- a further reduction in operating costs achieved by strict cost management in Germany,
- an improvement in cross-selling potential in all customer groups,
- reducing risk by disposing of individual non-strategic assets, and
- a bolstering of the capital base also from sustainable earnings growth.

The economic development in the core market of Germany will also have a major impact on all of the opportunities described. An economic recovery, accompanied by improvement in the unemployment rate and a favourable trend on the real estate markets, provides positive leverage for further strong performance.

Risk Report

HVB GROUP AS A RISK-BEARING ENTITY

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB Group as part of the UniCredit Group. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB Group. This also applies to Bank Austria Creditanstalt Group and other units in central and eastern Europe until their disposal at the beginning of January 2007.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve a consistent integration of profitability and risk criteria in all divisions and functions of the Bank.

MANAGEMENT AND MONITORING OF RISK IN HVB GROUP

1 Risk management

For risk management purposes the Bank defines its overall risk strategy at HVB Group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various divisions. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various divisions implement – with profit responsibility – the risk strategies defined for them within HVB Group. In doing so, they utilise the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organisationally independent and encompasses the following tasks:

Risk analysis

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

Risk control

In addition to the quantification and validation of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organisational structures.

3 Divisions and committees

Risk management

The divisions are responsible for performing the risk management functions within the framework of the competencies defined by the Management Board of HVB Group. Important bodies operating at HVB Group level are the Strategic Credit Committee and the Asset Liability Committee.

Strategic Credit Committee (SCC)

Strategic issues are discussed and decided on by the Strategic Credit Committee (SCC) in its capacity as a management and decision-making body with responsibility for all areas. The role of the SCC has no effect on the final decision-making authority of the Management Board on matters that cannot be delegated or those related to the Minimum Requirements for Risk Management (MaRisk).

The issues addressed by the SCC are primarily the risk strategy of HVB Group and division-related risk strategies and measures, the specification of risk tolerance, risk classification processes, credit organisation principles, risk-related aspects with regard to process/processing standards in the credit business, major changes or updates in the product range in the lending business and the amount of risk premiums (transfer prices) and country limits.

The SCC is chaired by the Chief Risk Officer, and has representatives from all the divisions and, from the back office side, Risk Control, Recovery Management and Credit & Risk Management.

Asset Liability Committee

The Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of HVB AG and sets guidelines for HVB Group. The committee pursues the following key goals:

- establishment of uniform methods for asset/liability management for the entire HVB Group,
- optimum utilisation of the financial resources of liquidity and capital, and
- co-ordination of the requirements of the divisions for financial resources and business strategy.

Risk monitoring

The Chief Risk Officer is responsible for monitoring and co-ordinating important risk-policy activities within HVB Group. The activities of the Chief Risk Officer in the year under review were supported by the Audit Committee of the Supervisory Board, various units under the Chief Financial Officer and the Audit department.

Audit Committee of the Supervisory Board

In 2006, the Management Board provided the Audit Committee of the Supervisory Board with information on the entire risk situation and risk management of the Bank at four meetings. The Supervisory Board received timely, detailed reports on all risks relevant to the Bank and on the performance of the loan portfolios and credit strategies. This reflects the vital importance for the continuing existence of the company of comprehensive early recognition of all risks and the feasibility of achieving business development targets.

Chief Risk Officer

The following departments, which perform tasks for HVB Group as well as HVB AG, are under the responsibility of the Chief Risk Officer:

Risk Control

- Risk Control deals in HVB Group with market risk, credit risk, operational risk and business risk as well as risks arising from the Bank's own real estate portfolio and shareholdings/financial investments. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer, the Management Board of HVB Group and the Audit Committee of the Supervisory Board.

In addition, Risk Control is responsible for economic capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements in HVB Group. As of the second quarter of 2007, the structure of Risk Control will be adjusted to match its redefined responsibilities within the UniCredit Group.

Credit & Risk Management

- The Credit & Risk Management department pools the credit processing units for special business transactions for the credit business of the former Germany segment and for North America, Latin America and Asia as defined in the Minimum Requirements for Risk Management (MaRisk). This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business in the newly formed Retail, Wealth Management and Corporates & Commercial Real Estate Financing divisions. These units are supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the divisions named above and across the board for the lending business of the Markets & Investment Banking division. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.

Chief Credit Risk Officer

- The function of the Chief Credit Risk Officer was eliminated effective January 31, 2006, and the restructuring and workout areas, of which he was in charge, were placed under the responsibility of Recovery Management. Credit responsibility for the Americas and Asia was taken on by Credit & Risk Management, whereas credit policy was taken over by Risk Control. Credit responsibility for financial institutions was transferred to Credit Risk Banks, Institutions & Country Risk. The tasks of risk provision forecasting and portfolio analysis originally under the responsibility of the Chief Credit Risk Officer are now handled by Recovery Management. Risk Control is in charge of preparing centralised policies and operating guidelines for the entire credit business.

Real Estate Valuation and Consulting

- The Real Estate Valuation and Consulting department focuses on the valuation of individual properties and portfolios, regular updates and monitoring of property values, and the analysis and forecasting of real estate market trends. At the same time it provides support in risk assessment and management in relation to mortgage collateral and the pfandbrief business as well as the determination of economic capital pursuant to Basel II.

Chief Financial Officer

The following departments under the Chief Financial Officer provide support in risk monitoring alongside the Tax Affairs and Investments departments:

Accounting

- The Accounting department is able to identify unfavourable trends by analysing the income statements which it produces on a monthly basis. This provides an important contribution to compliance with the risk management process.

Regulatory Reporting

- The Regulatory Reporting department is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (governing the liquidity of credit institutions), this specifically includes the evidence of large exposures, loans in excess of €1.5 million and loans to directors.

Asset Liability Management

- The Asset Liability Management department controls the short-term and long-term liquidity within HVB Group to ensure that the Bank has adequate liquidity at all times and to optimise the funding costs. Key elements are co-ordinated operations on money markets and capital markets and the specification of liquidity profiles for the corresponding units. Asset Liability Management is also responsible for the balance sheet structure and measures to optimise regulatory capital as well as risk management of our investments. The measures implemented in connection with these functions serve to support our Bank's rating and return targets.

Moreover, units under the responsibility of the Chief Financial Officer – along with the Risk Control department – are involved in our Basel II project activities.

Audit

- The Audit department operates as an independent organisational unit. It reports directly to the Board Spokesman and acts on behalf of the Management Board. Although it primarily performs the internal audit function for HVB AG, it also performs tasks for HVB Group as a whole. Its duties range from a control and advisory function based on a standardised system of reporting through to complete execution of internal auditing for the subsidiaries.
  The Minimum Requirements for Risk Management (MaRisk) stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.
  In addition to the individual audit reports, an annual review is prepared to provide the Management Board with a comprehensive overview of all audit findings and conclusions as well as their current status. In addition, the head of the Audit department reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee.

The departments and committees described here reflect the status of the organisational structure at December 31, 2006. Additional organisational adjustments may take place during the integration of HVB Group into the UniCredit Group.

Where necessary, a distinction is made in the Risk Report between the full HVB Group (including the companies which, in accordance with IFRS 5, are classified as discontinued operations and non-current assets or disposal groups held for sale) and the new HVB Group (excluding the companies which, in accordance with IFRS 5, are classified as discontinued operations and non-current assets or disposal groups held for sale).

RISK TYPES AND RISK MEASUREMENT

1 Relevant risk types

At HVB Group we distinguish the following risk types:
- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The individual risk types are aggregated at HVB Group level as part of the economic capital calculation, applying a uniform one-year holding period and a 99.95 percent confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units of HVB Group and the correlations across the risk types.

Liquidity risk and strategic risk are measured separately. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB Group to the more stringent statutory requirements and, to an even greater extent, the more stringent regulatory requirements (especially Basel II and the Minimum Requirements for Risk Management). In addition, differences in methodologies will be examined in the course of integration into the UniCredit Group.

OVERALL BANK MANAGEMENT

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the divisions are allocated both regulatory (or used core) capital and economic capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. In 2007, harmonisation of the dual management principle with the management principles applied by the UniCredit Group will continue.


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Economic capital
Takes financial risks into account
Resource optimisation

Risk Report continued

2 Regulatory capital adequacy

Used core capital

For planning purposes, the divisions are required to have core capital backing for credit and market risks equal to an average of 6.8 percent of equivalent risk assets. Furthermore, the expected return on investment is derived from the average used core capital calculated – for this purpose, excluding hybrid capital.

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following three capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk assets, with or without the market risk positions weighted by a factor of 12.5)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

More detailed information on these ratios in 2006 is contained in the Financial Review and in the notes to the consolidated financial statements (Note 76) in the present Annual Report.

Economic capital after portfolio effects
(confidence level 99.95%)

	2006		2005	
	€ millions	in %	€ millions	in %
Broken down by risk type				
Market risk	174	2.2	278	3.4
Credit risk	1,763	22.3	3,273	39.8
Business risk	595	7.5	1,098	13.3
Operational risk	791	10.0	1,056	12.8
Risks arising from the Bank's own real estate portfolio	259	3.2	347	4.2
Risks arising from the Bank's shareholdings/financial investments	584	7.4	2,181	26.5
HVB Group new	**4,166**	**52.6**		
Discontinued operations and non-current assets or				
disposal groups held for sale	3,751	47.4		
Full HVB Group	**7,917**	**100.0**	**8,233**	**100.0**
Capital cushion to cover risks				
Full HVB Group[1]	**21,947**		**18,807**	
Utilisation, in %				
Full HVB Group[1]	**36.1**		**43.8**	

1 adjustment of previous-year values due to retroactive adjustment of IFRS disclosures

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the German Banking Act.
- Reports on the actual ratios and significant effects on them are submitted every month to the Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.
- The Management Board is informed on a monthly basis on the risk asset budget utilisation of the divisions.

3 Economic capital adequacy

The future economic capital requirements of the divisions – broken down by risk type – are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Management Board of HVB Group, the economic capital parameters are anchored in the control and reporting instruments. A comparison between the targets and the actual values of the parameters is produced on a quarterly basis and reported to the Chief Risk Officer.

Our economic capital, aggregated for the full HVB Group (including minority interests) amounted to €7.9 billion at December 31, 2006 after taking into account all risk-reducing portfolio effects. This represents an overall decline of 3.8% year-on-year. €4.2 billion of this amount relates to the new HVB Group.

In the year under review, the discontinuation of business activities and the sale of assets were also the focal point of economic capital changes. The related economic capital value at December 31, 2006 amounted to €3.75 billion. The decrease since December 31, 2005 is mainly attributable to the sale of the BPH Group and Activest business units to the UniCredit Group. The most noticeable effect on the economic capital of the new HVB Group is the reduction of our investment portfolio, primarily through the further reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG, to approximately €0.6 billion. Consequently, the economic capital for credit risk, at €1.8 billion, with a stake of 22.3%, remains the most important risk item.

Economic capital after portfolio effects
(confidence level 99.95%)

	2006		2005[1]	
	€ millions	in %	€ millions	in %
Broken down by division				
Retail	571	7.2	707	8.6
Wealth Management	138	1.7	116	1.4
Corporates & Commercial Real Estate Financing	688	8.7	830	10.1
Markets & Investment Banking	1,545	19.5	1,114	13.5
Other/consolidation	1,224	15.5	1,695	20.6
HVB Group new	**4,166**	**52.6**	**4,462**	**54.2**
Discontinued operations and non-current assets or disposal groups held for sale[2]	3,751	47.4	3,771	45.8
Full HVB Group	**7,917**	**100.0**	**8,233**	**100.0**

1 previous-year figures based on the 2006 divisional structure
2 item for 2005 includes companies disposed of in the 2006 financial year

Risk Report continued

In a quarterly analysis of our ability to support risk, we measure our economic capital against the capital cushion available to us to cover risk. In addition, this sustainability analysis is carried out with a corresponding forecasting horizon as a component of our planning process.

According to our internal definition, the capital cushion is made up of IFRS capital components, participatory certificate and hybrid capital, reserves and the actual result. Minority interests are included and goodwill is deducted. The capital cushion for the full HVB Group amounted to €21.9 billion at the end of 2006 (comparable previous-year figure: €18.8 billion). The year-on-year rise results primarily from higher transfers to reserves together with an increase in the AfS reserve and lower participating certificates outstanding and hybrid capital instruments. With an aggregate economic capital of €7.9 billion, this represents a utilisation of 36.1% of the cushion.

Even taking into account the results of risk type-specific stress results, we had a substantial buffer in the capital cushion at the level of the full HVB Group over the entire financial year.

4 Risk strategy

Taking as the starting point the economic capital and the ability to cover risks, the Management Board approved a risk strategy for 2006 that is consistent with the business strategy. For 2007 this has been done for the new HVB Group which already reflects the new orientation within the planned structure of the UniCredit Group and all relevant risk types.

RISK TYPES IN DETAIL

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk and country risk.

Loan default risk

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account by recognising allowances for losses on loans and advances in the balance sheet whenever specific indicators of a default have arisen in the past (incurred loss). The abstract expectation that customers could default in the future (the concept of expected loss and credit value-at-risk) must be seen separately from this.

Counterparty risk

- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or derivative transactions. It can be broken down into settlement risk, replacement risk and cash risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favourable market conditions following a default by the counterparty. The cash risk consists of the risk that the counterparty will not repay loans (taken out in cash). In the case of treasury products, cash risk is relevant in money trading.

Issuer risk

- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.

Country risk

- Country risk is defined as potential losses arising from transfer/ conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The credit risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within HVB Group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB Group units that are involved in credit business must take organisational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are pooled under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all divisions for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk in HVB Group.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a HVB Group-wide strategy is established annually and compared over the course of the year with the actual situation.

Measurement methods

Loan default risk

We use differentiated risk measurement instruments to assess our loan default risk:

Rating analysis

- It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, future regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal creditworthiness analysis instruments.

  HVB Group has a wide range of rating and scoring processes tailored to the needs of the various customer groups. We continually optimise these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a customer.

  The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing loans and classes 8–10 for non-performing loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses (notches).

  The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required. A key aspect of this work in 2006 was in further development for private and business customers.

Internal credit risk model

- To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks in HVB Group. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

Expected loss

– For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilisation at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

Credit value-at-risk

– The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by economic capital as a safety cushion, taking portfolio effects into account.

Scenario analysis

– The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB Group. The analysis includes multi-year forecasts of interest rate trends, economic growth and unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are used to manage and limit loan default and country risk.

Risk-based and market-oriented pricing

– To optimise the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation towards the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

Implementation of Basel II

– A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loan default risk according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which our Bank intends to implement as of 2008. The related implications from Basel II are moving the regulatory viewpoint towards the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

In the context of Pillar 1, we continually improved the methods for risk assessment through the use of scoring and rating processes, adjusting and streamlining the internal processes accordingly. In the area of validation and calibration, we have extended the rating processes already implemented for rating procedures to the estimation of loss quotas and the size of exposures. This process utilises information both from the Bank's own experience in liquidation of collateral and externally available benchmarks. We already assess our collateral on the basis of recovery rates. We regard the usage of these processes as Basel II-compliant. In the year under review we also finalised the so-called Basel II calculation engine and adapted it to the requirements of the German Solvency Ordinance (SolvV).

With regard to the requirements of Pillar 2 and Pillar 3 under the Basel II regulations and the EU Directive, the departments concerned have carried out a comprehensive in-house audit. The requirements of Pillar 2 were met through the on-schedule implementation within our Bank of the Minimum Requirements for Risk Management of the German banking supervision authorities. These include the treatment of concentration risk, stress-testing (of individual risk types and overall bank risk) and the determination of the ability to cover risk.

Through the participation of our Bank in the Quantitative Impact Study QIS 5.0 we have already had the opportunity to use the operational risk systems and the Basel II calculation engine.

Measuring country risk

- At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calibrated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's independent Economic Research department. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB Group every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio management. The use of an internal portfolio model thus enables us even today to achieve important management effects anticipated as the Basel II requirements go into effect.

Risk monitoring

Risk monitoring takes place at two different levels:

- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed.

At HVB Group level, loan default risk concentrations with subsidiaries are limited by credit ratings together with a uniform methodology for all subsidiaries. For this purpose we use a database encompassing all exposures to borrowers within HVB Group worldwide. This ensures that information is regularly provided on concentrations of loan default risk and related limits.

Counterparty risk and issuer risk

We employ limit systems as a key element of our management and control of counterparty risk and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB Group facilities engaged in trading activities, except for the Bank Austria Creditanstalt Group, where limits are monitored using separate systems. Each new trade is immediately entered and applied to the corresponding limit within an appropriate time frame. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilisation and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk
Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

All credit risks are also monitored at the portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk.

Another instrument for risk monitoring, particularly at the portfolio level, is internal reporting. In compliance with the Minimum Requirements for Risk Management (MaRisk), the Management Board and the Audit Committee of the Supervisory Board must receive a report on the credit portfolio on a quarterly basis. In addition, risk reports are produced with a special focus on specific divisions, products or industries.

Quantification and specification
A decrease of €34.3 billion (8.5%) in loan default and counterparty risk was recorded in the year under review. The driving forces behind this decline were the ongoing systematic reduction of the Real Estate Restructuring (RER) portfolio, the sale of BPH in Poland and a strategically targeted reduction of the lending portfolio in Germany.

The structure of the credit risk portfolio in terms of industries is essentially unchanged, despite the disposal of more than one third of the HVB Group portfolio as the decline affected all industry groups. The biggest decreases arose among retail customers, and banks and insurers. The trend in regional distribution reflects company strategy with a decrease in exposure in the Germany region. The sale of the Bank Austria Creditanstalt Group and other HVB Group companies has led to exposure in Austria and central and eastern Europen being almost completely eliminated.

Apart from an increase in the Wealth Management division, exposure declined by between 5% and 10% in all divisions.

The quality of the core portfolio remained stable. The core portfolio is defined as the HVB Group portfolio minus the exposures assigned to RER. The sale of the Bank Austria Creditanstalt Group and other HVB Group companies in central and eastern Europe affected all rating classes to the same extent, resulting in a sharp decline in each such class. Exposure in rating classes 9 and 10 declined by almost half.

The risk contribution from the divisions has changed, as reflected in the distributions of expected loss and value-at-risk. Both expected loss and value-at-risk decreased in the Retail division. The risk share of Markets & Investment Banking rose to make up almost half of the total value-at-risk in the activities remaining with HVB Group, on account of the large volumes involved. The share of risk from Corporates & Commercial Real Estate Financing declined slightly, whereas in Wealth Management, it remained stable at a low level.

Loan-loss provisions
Our total loan-loss provisions, including allowances for losses on guarantees and indemnities, declined by €3.2 billion to €6.3 billion in 2006, taking into account write-offs taken on the lending portfolio of €3.8 billion.

Loan default risks
We created a total loan-loss provision of €0.9 billion for loan default risks in 2006. More detailed information can be found in the notes to the consolidated financial statements (Notes 35 and 46) in the present Annual Report.

Breakdown of loan default exposure and counterparty exposure by industry sector

€ billions	2006	2005
Industry sector		
Retail customers	51.1	81.5
Banks and insurers	42.1	86.2
Construction	34.6	59.7
Food, consumer goods, services	24.5	50.2
Chemicals, health, pharmaceuticals	12.1	13.9
Utilities	11.5	15.0
Transportation	10.4	13.4
Other	9.1	12.3
Public sector	8.6	29.5
Mechanical engineering, steel	6.2	10.7
Electrical, IT, communications	6.0	8.1
Automotive	4.9	8.0
Media, printing, paper	4.7	6.7
Mineral oil	3.9	6.4
HVB Group new	**229.7**	
Discontinued operations and non-current assets or disposal groups held for sale	137.6	
Full HVB Group	**367.3**	**401.6**

Breakdown of loan default exposure and counterparty exposure by region

€ billions	2006	2005
Region		
Germany	158.7	185.7
Rest of Europe	39.2	53.6
North America	13.4	17.6
Other	10.1	19.2
Asia	3.1	3.9
Japan	2.8	2.7
Austria	1.2	79.4
Central and Eastern Europe	1.2	39.5
HVB Group new	**229.7**	
Discontinued operations and non-current assets or disposal groups held for sale	137.6	
Full HVB Group	**367.3**	**401.6**

Breakdown of loan default exposure and counterparty exposure by rating class – core portfolio

	2006		2005[1]	
	€ billions	in %	€ billions	in %
Rating				
Free of credit risk	7.8	2.1	13.5	3.5
Not rated	7.9	2.2	18.8	4.8
Rating 1–4	109.8	30.2	220.5	56.5
Rating 5–8	93.5	25.8	124.6	31.9
Rating 9–10	6.6	1.8	12.9	3.3
HVB Group new	**225.6**	**62.1**		
Discontinued operations and non-current assets held for sale or disposal groups	137.6	37.9		
Full HVB Group	**363.2**	**100.0**	**390.3**	**100.0**

1 previous-year figures based on the 2006 divisional structure

Breakdown of loan default exposure and counterparty exposure by division (in € billions) – core portfolio[1]


Retail
56.3
50.4
Wealth Management
4.6
5.6
Corporates & Commercial Real Estate Financing
68.2
64.5
Markets & Investment Banking
84.1
79.3
Other/consolidation
28.5
25.8
Discontinued operations
148.6
137.6
2005
2006

1 previous-year figures based on the 2006 divisional structure. Discontinued operations for 2005 includes companies disposed of in the 2006 financial year.

**Breakdown of expected loss,
and of loan default risk and counterparty risk (value-at-risk)
by division – core portfolio**

	EXPECTED LOSS		VALUE-AT-RISK	
in %	2006	2005[1]	2006	2005[1]
Division				
Retail	13.7	16.0	7.6	10.7
Wealth Management	0.9	0.9	0.7	0.9
Corporates & Commercial Real Estate Financing	15.4	16.4	16.4	17.4
Markets & Investment Banking	22.1	15.4	28.3	19.7
Other/consolidation	16.1	14.9	8.0	10.1
HVB Group new	**68.2**	**63.6**	**61.0**	**58.8**
Discontinued operations and non-current assets or disposal groups held for sale[2]	31.8	36.4	39.0	41.2
Full HVB Group	**100.0**	**100.0**	**100.0**	**100.0**

1 previous-year figures based on the 2006 divisional structure
2 item for 2005 includes companies disposed of in the 2006 financial year

Financial derivatives

HVB Group uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2006, the total nominal amount of worldwide derivative transactions of the full HVB Group amounted to approximately €2,713 billion.

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB Group would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) for the full HVB Group at year-end 2006 totalled €41.5 billion (December 31, 2005: €47.5 billion).

In accordance with Principle I of the banking supervisory regulations, and taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements and the provision of collateral provided by borrowers, credit equivalents (counterparty risk including add-on) for the full HVB Group totalled €20.1 billion (December 31, 2005: €19.5 billion) and the remaining risk after risk weighting amounted to €5.9 billion (December 31, 2005: €5.4 billion).

The tables below provide detailed information on the nominal values and fair values of the overall derivative transactions and credit derivative transactions of HVB Group.

Derivatives transactions

	NOMINAL AMOUNT					FAIR VALUE			
	RESIDUAL MATURITY			TOTAL	TOTAL	POSITIVE		NEGATIVE	
€ millions	UP TO 1 YEAR	1 – 5 YEARS	MORE THAN 5 YEARS	2006	2005	2006	2005	2006	2005
Interest rate derivatives	**548,351**	**521,308**	**398,182**	**1,467,841**	**1,952,534**	**19,062**	**37,310**	**20,502**	**37,668**
OTC products									
Forward rate agreements	50,254	251	—	50,505	99,208	22	48	11	56
Single-currency swaps	366,245	452,540	343,730	1,162,515	1,541,569	16,927	34,239	18,213	34,429
Interest rate options									
– purchased	15,119	31,381	27,644	74,144	80,758	2,084	3,021	—	—
– written	9,293	28,618	26,808	64,719	80,719	—	—	2,278	3,177
Other interest rate derivatives	294	4	—	298	10,395	3	2	—	6
Exchange-traded products									
Interest rate futures	48,948	8,514	—	57,462	66,223	—	—	—	—
Interest rate options	58,198	—	—	58,198	73,662	26	—	—	—
Foreign exchange derivatives	**156,295**	**75,478**	**27,496**	**259,269**	**323,298**	**3,872**	**4,542**	**3,679**	**4,949**
OTC products									
Foreign exchange forwards	113,927	20,254	252	134,433	186,823	1,758	2,631	1,951	2,988
Cross-currency swaps	14,856	50,516	26,018	91,390	81,916	1,723	1,237	1,391	1,473
Foreign exchange options									
– purchased	12,454	2,248	645	15,347	29,202	391	674	—	—
– written	15,058	2,460	581	18,099	25,357	—	—	337	488
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**98,797**	**100,089**	**6,367**	**205,253**	**197,605**	**10,396**	**4,699**	**10,602**	**5,434**
OTC products									
Equity/index swaps	14,384	4,521	495	19,400	—	484	—	228	—
Equity/index options									
– purchased	21,477	25,767	703	47,947	60,301	6,629	4,669	—	—
– written	23,294	41,567	3,110	67,971	83,009	—	—	6,836	5,359
Other equity/index derivatives	107	223	—	330	1,208	17	30	—	75
Exchange-traded products									
Equity/index futures	9,819	—	—	9,819	10,118	—	—	—	—
Equity/index options	29,716	28,011	2,059	59,786	42,969	3,266	—	3,538	—
Credit derivatives[1]	**36,148**	**142,713**	**73,207**	**252,068**	**139,688**	**2,748**	**903**	**3,231**	**1,743**
Other transactions	**1,348**	**1,316**	**407**	**3,071**	**2,290**	**295**	**117**	**291**	**122**
HVB Group new	**840,939**	**840,904**	**505,659**	**2,187,502**		**36,373**		**38,305**	
Discontinued operations and non-current assets or disposal groups held for sale	296,427	155,822	73,191	525,440		5,139		5,474	
Full HVB Group	**1,137,366**	**996,726**	**578,850**	**2,712,942**	**2,615,415**	**41,512**	**47,571**	**43,779**	**49,916**

1 For details of credit derivatives, please see the tables "Credit derivatives" and "Credit derivatives by reference asset" below.

[redacted]

Derivatives transactions by counterparty type

	FAIR VALUE			
	POSITIVE		NEGATIVE	
€ millions	2006	2005	2006	2005
OECD central governments (and central banks)	141	337	133	286
OECD banks	24,849	41,072	26,139	42,805
OECD financial institutions	8,888	3,598	9,604	5,496
Non-OECD central governments (and central banks)	91	76	54	—
Non-OECD banks	71	31	98	89
Non-OECD financial institutions	188	51	140	59
Other companies and private individuals	2,145	2,406	2,137	1,181
HVB Group new	**36,373**		**38,305**	
Discontinued operations and non-current assets or disposal groups held for sale	5,139		5,474	
Full HVB Group	**41,512**	**47,571**	**43,779**	**49,916**

Risk Report continued

Credit derivatives

€ millions	NOMINAL AMOUNT RESIDUAL MATURITY UP TO 1 YEAR	 1 – 5 YEARS	 MORE THAN 5 YEARS	 TOTAL 2006	 TOTAL 2005	FAIR VALUE POSITIVE 2006	 2005	 NEGATIVE 2006	 2005
Banking book	**462**	**2,149**	**11,688**	**14,299**	**15,003**	**485**	**235**	**798**	**804**
Protection buyer									
Credit default swaps	323	979	7,537	8,839	10,139	462	163	53	10
Total return swaps	—	—	2,000	2,000	2,000	—	—	327	343
Credit-linked notes	45	65	515	625	261	2	—	2	254
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	49	1,091	1,606	2,746	2,550	21	19	415	197
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	45	14	30	89	53	—	53	1	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**35,686**	**140,564**	**61,519**	**237,769**	**124,685**	**2,263**	**668**	**2,433**	**939**
Protection buyer									
Credit default swaps	6,609	68,463	35,218	110,290	54,212	393	248	1,614	236
Total return swaps	11,726	1,606	235	13,567	10,221	329	4	—	173
Credit-linked notes	57	310	284	651	153	15	—	4	153
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	5,536	68,525	25,503	99,564	50,483	1,524	221	477	374
Total return swaps	11,706	1,503	33	13,242	9,578	—	171	327	3
Credit-linked notes	52	157	246	455	38	2	24	11	—
Other	—	—	—	—	—	—	—	—	—
HVB Group new	**36,148**	**142,713**	**73,207**	**252,068**		**2,748**		**3,231**	
Discontinued operations and non-current assets or disposal groups held for sale	827	3,762	1,505	6,094		15		14	
Full HVB Group	**36,975**	**146,475**	**74,712**	**258,162**	**139,688**	**2,763**	**903**	**3,245**	**1,743**

Credit derivatives by reference asset

	NOMINAL AMOUNT					
€ millions	CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT-LINKED NOTES	OTHER	TOTAL 2006	TOTAL 2005
Public-sector bonds	14,240	—	553	—	14,793	5,109
Corporate bonds	196,111	28,606	781	—	225,498	72,725
Equities	—	—	—	—	—	—
Other assets	11,088	203	486	—	11,777	61,854
HVB Group new	**221,439**	**28,809**	**1,820**	**—**	**252,068**	
Discontinued operations and non-current assets or disposal groups held for sale	4,390	—	1,704	—	6,094	
Full HVB Group	**225,829**	**28,809**	**3,524**	**—**	**258,162**	**139,688**

Country risk year-on-year

In the year under review, the exposures of the full HVB Group entailing country risk decreased by €17.8 billion to €82.8 billion.

Approximately 94.3 percent of the total exposure are from countries with rating classes 1–4 (investment grade). Of the exposure in rating classes 5–8, a volume of €2.3 billion (4.8%) was in rating class 5.

The business strategy of HVB Group is also reflected in the development of the exposure and the value-at-risk for each country. This is the cause of a significant increase in the country value-at-risk for countries in eastern Europe. Decreases in the exposure, by contrast, are related primarily to treasury transactions in rating classes 1–4.

The portfolio of the new HVB Group displays good regional diversification. The majority (53%) of the exposure of the new HVB Group is related to low-risk western Europe (rating class 1).

The top 10 countries also include mainly low-risk countries in western Europe, North America and Asia.

Country exposure[1] and country value-at-risk by rating class

	EXPOSURE		VALUE-AT-RISK	
€ millions	2006	2005	2006	2005
Rating				
Rating 1–4	45,244	95,850	35	115
Rating 5–8	2,714	4,771	31	76
Rating 9	3	51	0	8
HVB Group new	**47,961**		**66**	
Discontinued operations and non-current assets or disposal groups held for sale	34,877		207	
Full HVB Group	**82,838**	**100,672**	**273**	**199**

1 net of collateral; excluding transactions with loan-loss provisions

Risk Report continued

Country exposure[1] by region and product category

€ millions	LENDING 2006	LENDING 2005	TRADING 2006	TRADING 2005	ISSUER RISK 2006	ISSUER RISK 2005	TOTAL 2006	TOTAL 2005
Region								
Africa	327	755	190	203	7	8	524	966
North America	1,755	5,054	2,156	6,934	302	2,891	4,213	14,879
Eastern Europe	3,785	11,885	640	5,372	63	701	4,488	17,958
Central and South America	2,578	3,070	2,115	8,010	1,270	1,306	5,963	12,386
Asia/Pacific	4,033	4,989	3,058	6,395	134	691	7,225	12,075
Western Europe	6,868	14,551	17,931	26,148	749	1,709	25,548	42,408
HVB Group new	**19,346**		**26,090**		**2,525**		**47,961**	
Discontinued operations and non-current assets or disposal groups held for sale	19,069		10,510		5,297		34,877	
Full HVB Group	**38,415**	**40,304**	**36,600**	**53,062**	**7,822**	**7,306**	**82,838**	**100,672**

1 net of collateral; excluding transactions with loan-loss provisions

HVB Group new: top ten countries by exposure[1] across all rating classes

€ millions	EXPOSURE 2006	EXPOSURE 2005	VALUE-AT-RISK 2006	VALUE-AT-RISK 2005
Country				
UK	18,595	32,449	0	0
Cayman Islands, off-shore	3,662	7,138	7	20
Switzerland	3,633	5,757	0	0
USA	2,510	12,078	0	0
Russia	1,531	1,989	10	10
Japan	1,517	3,055	0	0
Norway	1,310	1,272	0	0
Turkey	1,288	1,912	13	17
Cayman Islands, on-shore	1,174	3,700	2	4
Canada	905	2,337	0	0
HVB Group new	**36,125**		**32**	
Discontinued operations and non-current assets or disposal groups held for sale	17,111		23	
Full HVB Group	**53,236**	**71,687**	**55**	**51**

1 net of collateral; excluding transactions with loan-loss provisions

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity and credit spread risk.

Our market risks are managed in the Markets & Investment Banking division and in the various treasury units or asset/liability units of our subsidiaries.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. On account of the joint management of the trading and banking books, the value-at-risk is also shown as an aggregate value. The risks inherent in the trading books continue to be shown separately for regulatory purposes. To determine and allocate the economic capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value at risk at HVB AG, we employ an internal model in full use that was given full regulatory approval at the end of 2005. The model is based on a Monte Carlo simulation approach.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk (VaR) calculations with the market value changes (hypothetical P/L) derived from the positions. The results of this back-testing confirm the high quality of our internal risk model.

In addition, appropriate procedures are applied within HVB Group.

In addition to calculating the value-at-risk, we continually conduct stress tests for HVB Group to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from large movements in interest rate, currency and equity markets through to disruptions in the underlying volatilities. Further scenarios are also considered for HVB AG, such as the widening of the credit spread or changes in the correlations. This also includes scenarios used in the UniCredit Group.

Market risk from trading positions: HVB Group new
(value-at-risk, 99% confidence level, one-day holding period)

€ millions	AVERAGE 2006[1]	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005
Interest rate positions (incl. credit spread risks)	12	12	9	10	15	11
Foreign exchange positions	5	3	4	6	7	5
Equity/index positions	5	4	5	5	5	9
Diversification effect[2]	(8)	(6)	(7)	(9)	(9)	(9)
HVB Group new	**14**	**13**	**11**	**12**	**18**	**16**

1 arithmetic mean
2 because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

Risk Report continued

Risk monitoring

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Management Board of HVB Group and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2006 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to perform spot checks on the risk situation on an intraday basis as well.

Management is informed daily of the exposure to market risk, limit utilisation, and the profits and losses within HVB Group. The results of the risk analyses, including the results of the back-testing and stress tests, are reported on a monthly basis.

Quantification and specification

The table shows the aggregate market risks of our trading positions in the new HVB Group for last year.

At €0.17 billion, the economic capital for market risks at the new HVB Group has fallen since last year.

At year-end, the banking book of the new HVB Group contained market risks of €13 million (2005: €20 million; one-day holding period).

In addition, regular stress tests and scenario analyses are carried out on the banking books of HVB AG that reveal the loss potential in case of extreme market movements.

Back-testing of internal model: Trading activities HVB AG 2006 (€ millions)



15
7,5
0
–7,5
–15
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR
–VaR
Hypothetical P/L

In compliance with the Basel II requirements, the change in the market value of the banking book in case of an interest rate shock amounting to 200 basis points is compared with the Bank's eligible equity funds. With a notional utilisation of 6.4% of its regulatory equity capital at December 31, 2006, HVB AG is well below the outlier value of 20% required by the banking supervisory authorities.

As part of the earnings perspective, a dynamic simulation of the net interest income is carried out for HVB AG on a quarterly basis. The future trend in net interest income is simulated in various scenarios in relation to business volume and interest rates. Assuming a constant volume of business, a parallel upward interest shock of 200 basis points would result in a €165 million decrease in net interest income within the next 12 months.

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

Short-term liquidity risk

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.

Funding risk

- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.

Market liquidity risk

- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Liquidity Policy passed by the Management Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and the funding risk – is co-ordinated and tracked by Asset Liability Management.

Market liquidity risk is managed by the people responsible for the various portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should essentially be made to the measurement and monitoring instruments listed for market risks.

Measurement methods

Short-term liquidity risk

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. On the basis of these two components, cumulative limits are determined for the most important units of HVB Group, ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the units of HVB Group are simulated, and the limits are adjusted accordingly as required. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

Funding risk

To measure funding risk, long-term funding needs are determined through a co-ordinated process, taking the expected business trends into consideration. This funding plan is updated regularly. The funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Market liquidity risk

Fair value adjustments (FVAs) are used to reflect the market liquidity risk of securities and derivatives in the accounts for both the trading book and the banking book. The FVAs include a discount for close-out costs, non-liquid positions and model risks related to the assessment of fair values.

Risk monitoring

The monitoring of our liquidity situation has been entrusted to our Asset Liability Management unit. It essentially comprises the analysis, classification and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Treasury Management while optimising costs.

The local treasury units are responsible for observing developments in the various local markets. These units submit regular reports to Asset Liability Management.

The Asset Liability Committee and the Management Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers and potential countermeasures.

Quantification and specification

Conditions on the money markets and capital markets remained favourable during the year under review. Risk premiums on capital markets for funding costs again declined slightly compared to 2005. The disposals of participating interests in the course of 2006 resulted in a further improvement of the liquidity situation of HVB AG.

Short-term liquidity risk

Within the framework of our short-term liquidity limit system, which operates under conservative assumptions, we showed an overall positive balance of €9.9 billion in the new HVB Group for the next banking day at the end of December 2006 (full HVB Group: €15.4 billion).

The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity amounted to €7.6 billion at year-end (full HVB Group: €12.6 billion).

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant units of HVB Group during the year under review. In 2006 the funds available to HVB AG exceeded its payment obligations for the following month by an average of €20.2 billion.

Funding risk

The funding risk of HVB Group is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. The new HVB Group refinanced a volume of €10.7 billion on the capital market in 2006 (full HVB Group: €14.4 billion). With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

Liability diversification of HVB Group new[1] (in %)


Unsecured funding 25
Trading liabilities 16
Covered bonds 13
Other non-bank deposits 11
Retail deposits 10
Repos & central banks 9
Other funding[2] 8
Equity 6
Other 2

1 total assets of the new HVB Group €355 billion (full HVB Group: €508 billion); covered bonds and unsecured funding as per tables below
2 including deposits from non-consolidated subsidiaries and special funding (e.g. KfW)

Breakdown of covered bonds: HVB Group new

	€ billions
Mortgage Pfandbriefs	19.0
Jumbo Pfandbriefs	21.5
Public Pfandbriefs	5.2
Public Jumbos	1.9
HVB Group new	**47.6**

Breakdown of unsecured funding: HVB Group new

	€ billions
Promissory notes	9.2
Bank deposits	37.3
Certificates of deposit and commercial papers	10.3
Other liabilities evidenced by paper (capital market)	19.1
Subordinated liabilities (capital market)	12.1
HVB Group new	**88.0**

4 Operational risk

Risk management

We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns or external events. Under Basel II, this definition also includes legal risks.

The identification, analysis and management of operational risk are the responsibility of each HVB Group subsidiary or that of the relevant divisions and functional units. The activities are guided by a tool-based operational risk management process defined internally within HVB Group and implemented by HVB Group since 2004. These will take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk".

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, analysis, evaluation and quality assurance of risk data and the planning of appropriate measures with continual monitoring of important risks.

Our Legal Department is responsible for managing legal risk. It monitors compliance by HVB Group companies with the statutory regulations and the recognised principles of case law. For HVB Group companies with their own legal departments, it performs this function in close co-operation with these departments.

In the course of integration into the UniCredit Group, the standards and procedures applied were gradually harmonised during 2006. This process will continue in 2007. The previous HVB Group operational risk system for collecting loss data and determining risk will gradually be applied as a platform for the entire UniCredit Group when modifications are complete.

Measurement methods

We employ the loss distribution approach to quantify the operational risk of HVB AG. Our quantification model for this purpose uses internal and external loss data to determine the loss distributions. We compensate for the shortage of data in some areas through scenario analysis. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as insurance. By taking into account factors related to internal control and the business environment, we adapt the risk distributions and/or the measurements to the current risk profile.

The risk values for the subsidiaries are derived from the operational risk measured in this way for HVB AG and supplemented by the values obtained on the basis of similar methods from the Bank Austria Creditanstalt Group.

Risk Report continued

When determining capital adequacy in HVB Group for regulatory purposes within the Basel II framework, we will implement the Advanced Measurement Approach (AMA). This approach has been agreed within the UniCredit Group for use by HVB AG and selected subsidiaries with effect from January 1, 2008 and will subequently be rolled out in the remaining major subsidiaries. The AMA calculation will be carried out in the future using a standardised measurement model that will be applied across the entire UniCredit Group.

Risk monitoring
In the year under review, the focus was on implementing the operational risk management process in the interest of performing a comprehensive risk survey of HVB AG and important HVB Group companies for the first time. In this process, important risks were identified and recorded along with risk-reducing measures. In addition, ongoing monitoring was implemented on the basis of an early warning system based – wherever possible – on indicators.

As part of regular and comprehensive reporting, the Chief Risk Officer, the Management Board of HVB Group and the Audit Committee of the Supervisory Board are kept informed by Risk Control on any loss events that occur and important operational risks and their management. This provides the basis for any measures deemed necessary.

Quantification and specification
The economic capital for operational risks of the new HVB Group amounted to €0.8 billion at the end of 2006.

The following measures were the most important steps taken during the year to minimise operational risk and avoid possible losses for HVB Group:

Divisions and companies of HVB Group:
- In HVB Group the insurance programme was surveyed and reviewed to obtain a basis for further optimisation.

- Retail/Corporates & Commercial Real Estate Financing: Further reductions were achieved in risks in the securities process by implementing measures such as linking the order entry system to the portfolio management system, the implementation of additional checking mechanisms for order entry and increasing the straight-through processing rate for transferring domestic custodial accounts.

- Markets & Investment Banking: Important measures included improvements in liquidity management (money market/foreign exchange cash management). At the same time the straight-through processing rate was increased for transactions handled in foreign currency payment systems and the items reconciled between the front office, back office and accounting units.

- Financial Markets Service Bank GmbH: The introduction of new systems and the optimisation of existing ones raised the level of process automation while increasing the flexibility in the products handled. In addition, existing processes were streamlined and optimised, resulting in a further reduction in settlement risk.

Handling crisis situations:
- The crisis and emergency management organisation of HVB Group demonstrated its ability to perform by its appropriate and effective responses to real situations and drills.

- A project has been underway since the beginning of 2006 to prepare the Bank for a worldwide flu epidemic (pandemic). In accordance with the pandemic plan developed in this project, the preparations of HVB Group will be organised to ensure that business operations can continue.

- The Business Continuity Management (BCM) working group of HVB Group has identified and assessed the main processes critical to business operations. The results will be included in the uniform BCM Policy of HVB Group due to be introduced in 2007.

IT risks:

- HVB Information Services GmbH classifies its IT projects on the basis of specific risk criteria to further reduce risk through early identification and analysis of potential problems.

Legal risks:

Real estate finance/financing of purchases of shares in real estate funds

- HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer, who is required to demonstrate that the conditions for cancelling the contract have been met, must repay the outstanding loan amount to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. According to the ruling by the European Court of Justice dated October 25, 2005, the relevant German legal provisions do not contravene European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract. However, this applies only if the customer can prove that he would not have made the investment if he had been aware of this right; in addition, the German Supreme Court has decided that the Bank would only have to assume the investment risk in case of culpable actions. Consequently, the Bank does not expect the more recent court rulings to have negative effects either. In addition, the Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy. Experience gained to date shows that there are no legal risks in such cases. The most recent judgement from the German Supreme Court also confirms the already narrow conditions for an explanation and advisory obligation on the part of the Bank. In cases of institutionalised collaboration, the German Supreme Court (in a decision dated May 16, 2006) makes it easier for investors to provide evidence of violations of the explanation obligation. This new concept in legal opinion will only be fully explained by decisions in individual cases in the future.
- If the Bank finances the purchase of shares in real estate funds for the borrower with a loan not secured by a real property lien, the borrower can – if the transaction is a so-called related transaction – dispute the claim of the financing bank to repayment of the loan on the basis of objections which the borrower is entitled to assert against the seller or agent in the fund transaction because of improper advice. Consequently, the Bank has no claim against the borrower to repayment of the loan if it utilised the sales organisation of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares or if the borrower enjoys the right to cancel such agreements. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases.

Court proceedings of HVB AG shareholders

- Shareholders have filed suit against the re-election of the shareholder representatives to the Supervisory Board and the election of the auditor for the 2004 financial year at the Annual General Meeting of our Bank on April 29, 2004. This suit was also rejected on second appeal by the Munich Higher Regional Court in a ruling dated January 18, 2006. A shareholder has filed an appeal with the German Supreme Court against the denial of leave to appeal.

- A shareholder has filed a separate action seeking a declaration that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 were null and void. Because of the decision of January 18, 2006 of the Munich Higher Regional Court mentioned above, we do not expect this suit to succeed.

- Moreover, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void. In view of the result of the proceedings described above, we expect Munich Registration Court to reject the motion.

Risk Report continued

- In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our Bank on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related to the approval of the actions of Supervisory Board members for the 2004 financial year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void. Munich Regional Court I dismissed the suit against the election of the Supervisory Board members and the auditor of the financial statements; the ruling is not yet final. The non-ratification of the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005, on which another resolution was passed at the ordinary general meeting on May 23, 2006, has no material effect on the Bank.

- Furthermore, shareholders of our Bank have filed suit against the resolutions of our Annual General Meeting of May 23, 2006, approving the spin-off and take-over agreement of March 29, 2006 and the master agreement of January 16, 2006 in conjunction with the transfer of a loan portfolio to a company in the Goldman Sachs Group. In the so-called release motion filed by our Bank in response to this suit, the Munich Regional Court on September 27, 2006 stated that the suits filed against the spin-off are no impediment to their being entered in the Commercial Register, since the suits are obviously without foundation. Munich Higher Regional Court rejected the filed suits on February 12, 2007, meaning that the release ruling is final.

- Numerous shareholders have filed suit contesting the resolutions adopted by our Bank's Extraordinary Shareholders' Meeting on October 25, 2006 approving the sale and transfer of the shares held by our Bank in Bank Austria Creditanstalt AG and HVB Bank Ukraine to the UniCredit Group, the shares held by our Bank in International Moscow Bank and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) to Bank Austria Creditanstalt AG, and the branches in Vilnius and Tallinn to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), asking the court to declare these resolutions null and void. In addition some shareholders have filed suit asking the court to order HVB AG to provide further information regarding questions which they claim were not fully answered at the Extraordinary Shareholders' Meeting, and in particular to provide a full interpretation of the business combination agreement with the UniCredit Group. In the view of the Bank these claims are without merit. Among the prerequisites stipulated in the purchase and transfer agreements for the execution of the transactions is due diligence on the part of the Management Board in ensuring, on the basis of a report prepared by an external legal consultant, that the approval resolutions contain no errors that would represent an impediment to the execution of the contract in question. After the Management Board adopted a resolution for this purpose, the shares held by our Bank in Bank Austria Creditanstalt AG were transferred to the UniCredit Group, and in International Moscow Bank and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) to Bank Austria Creditanstalt AG, at the beginning of January 2007. With regard to the transfers of the branches in Vilnius and Tallinn to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), and the shares held by our Bank in HVB Bank Ukraine to UniCredit Group, other conditions remain to be met.

Special proceedings regarding the cash settlement for Vereins- und Westbank AG

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG; after settlement of the legal challenges to this move, HVB AG paid the minority shareholders of Vereins- und Westbank AG an increased cash settlement of €26.65 per share (the "26.65 settlement"). Notwithstanding this arrangement, numerous minority shareholders have exercised their right to have the €26.65 compensation reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders. In a ruling dated March 2, 2006, Hamburg District Court increased the cash settlement to €37.20 per share on the basis of its own assessment; the Bank has appealed against this decision. We assume that, at most, a small additional payment will have to be made to the squeezed-out shareholders of Vereins- und Westbank AG. More detailed information could have a negative effect on the legal position of HVB AG in the pending proceedings.

Claims asserted by the bankruptcy liquidator of a corporate customer

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of court against a consortium made up of several banks. HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues. The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-court claims. At present the outcome related to the out-of-court claims is uncertain. Although we are of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

Trade tax allocation/Hypo Real Estate

- Up to and including 2001, HVB AG charged or reimbursed trade tax (Gewerbesteuer) to various subsidiaries which comprised a single entity with HVB AG or its legal predecessors for trade tax purposes. Hypo Real Estate Bank AG and Hypo Real Estate International AG have now filed a lawsuit demanding repayment of approximately €62 million plus interest for alleged overpayments and asserting supposed rights to information. On the basis of legal opinions obtained on this matter, HVB AG believes that the plaintiffs are not entitled to their claims.

EU antitrust proceedings and claims of consumer protection associations

- In June 2002 the European Commission imposed an approximately €30 million fine on Bank Austria Creditanstalt AG for alleged illegal collusion in connection with interest rates, prices of various banking products for retail customers and other terms. In the same connection, fines totalling approximately €94 million were imposed on seven other Austrian banks. On December 14, 2006 the European Court of Justice reaffirmed the reason for the fine and the amount; even if Bank Austria Creditanstalt AG appeals against this decision or loses an appeal, there will be no major detrimental consequences for Bank Austria Creditanstalt AG. Austrian consumer protection associations and politicians have announced their intention of possibly asserting damage claims against the banks involved in the above-mentioned proceedings, including Bank Austria Creditanstalt AG. In our view it is uncertain from a legal standpoint whether a violation of Article 81 of the EC Treaty provides grounds for damage claims of individual customers under civil law, and we also regard such lawsuits as unfounded for a number of reasons. Furthermore, Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the Austrian courts. We believe that the declaration by Bank Austria Creditanstalt AG that it will comply with the settlement arrangements entered into by the Austrian Savings Banks Association with the Austrian consumer protection associations will largely avert detrimental consequences for HVB Group.

Treuhandanstalt litigation

- A pending lawsuit against Bank Austria Creditanstalt AG is related to alleged claims of the Treuhandanstalt, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of Bank Austria Creditanstalt AG. One of the claims in the proceedings is that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately €128 million plus interest. However, we believe that these claims are unfounded.

5 Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behaviour, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Risk Report continued

Measurement methods

The economic capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at division level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in the company value associated with business risk.

Risk monitoring

Economic capital arising from business risk is calculated and analysed by Risk Control and reported to the Chief Risk Officer and the Audit Committee of the Supervisory Board.

Within the framework of monthly reporting by the Accounting department, interim revenues and costs of the business units are tracked as levers of business risk by comparing the actual figures with the budgeted targets.

Quantification and specification

The calculated economic capital for business risks of the new HVB Group amounted to €0.6 billion at year-end 2006.

The Process Redesign and Optimisation (PRO) efficiency programme launched in 2004 was successfully continued in 2006. Only a few measures remain to be implemented in 2007. The project is expected to fully achieve all of its goals.

In cost management terms, HVB Group will also benefit from the pooling of volumes within the UniCredit Group and the systematic exchange and implementation of best-practice approaches to cost-cutting. In 2007, additional savings will be achieved through a large number of further cost-cutting measures covering all major cost categories. More details on PRO and cost management can be found in the section on Global Banking Services in the present Annual Report.

6 Risks arising from our real estate portfolio

Risk management

We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type. This includes the portfolio of the property ownership companies of HVB AG and its special-purpose companies and shareholding companies, as well as the portfolios of the HVB Group subsidiaries.

HVB Immobilien AG is responsible for portfolio management and disposal, property and facility management, restructuring, land development and the rental of the properties under its jurisdiction. At the operational subsidiaries of HVB Group the subsidiaries themselves are responsible for managing their real estate holdings.

Measurement methods

We measure our real estate risks using a value-at-risk approach based on the market value of the properties and historical volatilities. The volatilities are determined using real estate indexes for office rents. In addition, risk-reducing correlations between individual regional property markets are included.

Risk monitoring

Economic capital for real estate risk is calculated and analysed by Risk Control and reported to the Chief Risk Officer and the Audit Committee of the Supervisory Board.

At HVB Immobilien AG a risk monitoring system was introduced in 2003 to systematically identify, measure, analyse and monitor real estate risks as well as the known external and internal risks associated with the company. A risk inventory was also carried out in 2006, and these inventories and regular reporting will be continued in the future. This will ensure comprehensive risk transparency and serve to create an even keener awareness of risk.

Quantification and specification

The economic capital relating to our real estate portfolio amounted to €0.3 billion at the end of 2006 for the new HVB Group. The real estate portfolio of the new HVB Group is located primarily in Munich, which accounts for 31% of the total.

7 Risks arising from our shareholdings and investments

Risk management

We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type. Operational subsidiaries of HVB Group are excluded, whose risks are already separately identified and recorded as part of the other risk types.

The Management Board is responsible for managing our entire portfolio of shareholdings/financial investments (including operational subsidiaries of HVB Group).

Measurement methods

Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities, which, in the case of investments in listed companies, are determined using the share price fluctuations. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring

Risk Control calculates and analyses the economic capital for shareholdings and financial investments, and reports it to the Chief Risk Officer and the Audit Committee of the Supervisory Board.

The task of investment controlling falls to the Holdings department, which is under the responsibility of the Chief Financial Officer. This department uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognised early, analysed, and reported to the Chief Financial Officer.

Quantification and specification

By actively managing our financial investments, Asset Liability Management successfully continued its efforts to reduce market risk and particularly cluster risk in the course of 2006. Major moves included the further reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG and the disposal of our holding in Deutsche Lufthansa AG.

Economic capital of the new HVB Group decreased by approximately €0.4 billion to €0.6 billion.

8 Strategic risk

Risk management

Strategic risk results from management being slow to recognise important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, the management of strategic risk lies within the area of responsibility of the Management Board, which determines the risk positioning of HVB Group by defining the Bank's strategic orientation.

Measurement methods

Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring

As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB Group. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Audit Committee.

Quantification and specification

Risk from overall economic trends

A particular risk that could impede the strategic reorientation of HVB Group stems from the overall economic trend. The regional focus on the German core market results in a greater dependency on the state of the German economy than in the past. However, the differing trends in the markets served by the global Markets & Investment Banking division also affect the net asset, financial and earnings position of our Bank.

The trend in the economic situation in Germany was clearly positive, thus presenting good growth opportunities. However, there are still risks associated with Germany's structural problems. Although the economic upswing energised the employment market for the first time in a long while and produced a turnaround in the area of regular employment, the regional core business segment of HVB Group remains difficult in view of the high unemployment level overall, which remains substantial, high bankruptcy figures and the persistent fragility of domestic demand. Additional factors in the public sector are the high level of public debt and the deficits in the statutory social insurance system. In view of the restrictive fiscal policy signals in 2007 in the form of increases in value-added tax and insurance tax rates by three percentage points and the elimination of other tax breaks, the dynamic trend can be expected to continue at a somewhat slower rate.
In addition there are uncertainties related to trends in foreign currency exchange rates and commodity prices.
Consequently, the risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set, or could prevent us from fully achieving them.

HVB Group is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany. The business environment described above has repeatedly led to increases in loan defaults and loan-loss provisions in the past. If the economic environment proves weaker than currently expected, we cannot preclude the possibility that provisions for losses on loans and advances will remain at a high level.

Risks from the restructuring of the corporate group/integration risks

The business combination of HVB Group with the UniCredit Group initiated in 2005 and the related integration projects may result in unforeseen difficulties that may also have a negative impact on the net asset, financial and earnings position of our Bank. In the year under review HVB Group established a divisional structure corresponding to that of the UniCredit Group for carrying out its business activities in its regional core market. This fulfils a key prerequisite for successful operations in the market in the long term, but could also lead to the temporary loss of customers. In addition, this restructuring means that new types of processes will be carried out in the early phases which could entail risks because of their complexity.

Finally, the success of the integration projects will depend to a decisive degree on key staff members remaining with our Bank. If HVB Group loses key employees in the further course of the business combination, this could represent a difficulty for the ultimate integration of HVB Group into the UniCredit Group.

The transfer at the beginning of 2007 of the investments in Bank Austria Creditanstalt Group and other units in central and eastern Europe certainly took place at a favourable time, resulting in substantial sales proceeds; however, the search for equivalent re-investments entails risks. With the proceeds from these transactions the Bank has the manoeuvring space to push ahead with both organic and acquisition-driven growth in the German banking market, gain access in northern European regions to markets similar to those in western Europe, expand its core competencies in specialised niche areas, optimise its regulatory capital and repurchase hybrid financing when it makes economic sense to do so. However, relinquishing the growth and income potential in the markets and business segments we have sold, combined with the uncertainty regarding when the gains on disposal can be reinvested in attractive targets, may have detrimental effects on the financial situation of our Bank. Even if the Management

Board of HVB Group is convinced that the gains on disposal can be profitably reinvested, we cannot preclude the possibility that investments will be made later than planned, or that a smaller amount will be invested, possibly on unfavourable or less favourable terms. In addition, the Management Board is convinced that the stronger focus on the German market than in the past represents an enormous opportunity, in view of the available funds, to significantly expand the Bank's position in the German market as the German economy gains strength; however, this focus also means less regional diversification. The concentration on a market currently regarded as difficult could have detrimental effects on our Bank's net asset, financial and earnings position.

It is uncertain whether the regional focus on Germany can be fully or at least largely offset through investments in the Benelux countries and/or Scandinavia or in selected niche markets or through the future function of HVB AG as a centre of competence for investment banking for the entire UniCredit Group.

As a result of the above-named gains on disposal, HVB AG is in a position to expand its existing investment banking business and in particular to integrate the investment banking activities of other units of the UniCredit Group into HVB Group. However, the pooling of all investment banking activities within the UniCredit Group could also result in risks over and above those resulting from tying up equity capital. This is because investment banking generally involves not only greater earnings opportunities, but also greater risks and more exposure to cyclical effects than conventional banking activities.

The possible difficulties listed above could individually or cumulatively have negative effects on the financial situation of our Bank.

Hard-fought marketplace

Our Bank must face up to intense competition as a result of focussing on the market for financial services in Germany and investment banking. This is the case especially in commercial banking in HVB Group's core market, in particular due to excess capacity in the retail banking business. In these markets, HVB Group is competing against public sector banks and co-operative banks as well as other private sector German and international banks, some of which – as in the case of certain public-sector banks – are still backed by state guarantees.

Through the new corporate structure, HVB Group intends to further improve its market position and income situation. Nevertheless, it is possible that a further increase in the intensity of competition – triggered, for instance, by further national or cross-border bank mergers – could have negative effects on the net asset, financial and earnings position of HVB Group.



Katharina Bosse, Paul Oskar (Iceland), 1997, HypoVereinsbank collection

Financial Statements (2): Consolidated Financial Statements

Financial Statements (2): Consolidated Financial Statements

Consolidated Income Statement and Appropriation of Net Income

for the Year Ended December 31, 2006 (HVB Group compliant with IFRS 5)

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Meeting of Shareholders on October 25, 2006, represent a discontinued operation as defined by IFRS 5, resulting in a different presentation in the income statement.

The results of the discontinued operations are not shown in the income statement prepared in compliance with IFRS 5 until after the net profit after tax and minorities of "HVB Group new". The following companies and sub-groups have been defined as discontinued operations: the Bank Austria Creditanstalt Group, Joint Stock Commerical Bank HVB Bank Ukraine (HVB Bank Ukraine), Closed Joint Stock Company International Moscow Bank (IMB), AS UniCredit Bank, Riga (formerly HVB Bank AS, Riga) and the HVB AG branches in Tallinn, Estonia, and Vilnius, Lithuania.

	NOTES	2006	2005	CHANGE	
Income/expenses		€ millions	€ millions	€ millions	in %
Net interest	27	3,148	3,166	(18)	(0.6)
Dividends and other income from equity investments	28	251	259	(8)	(3.1)
Net interest income		**3,399**	**3,425**	**(26)**	**(0.8)**
Net fees and commissions	29	1,753	1,723	+ 30	+ 1.7
Net trading, hedging and fair value income	30	768	376	+ 392	>+ 100.0
Net other expenses/income	31	32	(311)	+ 343	
Net non-interest income		**2,553**	**1,788**	**+ 765**	**+ 42.8**
TOTAL REVENUES		**5,952**	**5,213**	**+ 739**	**+ 14.2**
Payroll costs		(2,216)	(2,212)	(4)	+ 0.2
Other administrative expenses		(1,166)	(1,260)	+ 94	(7.5)
Amortisation, depreciation and impairment losses on intangible and tangible assets		(313)	(413)	+ 100	(24.2)
Operating costs	**32**	**(3,695)**	**(3,885)**	**+ 190**	**(4.9)**
OPERATING PROFIT		**2,257**	**1,328**	**+ 929**	**+ 70.0**
Provisions for risks and charges	33	(164)	(87)	(77)	+ 88.5
Write-down on goodwill		0	0	0	0.0
Restructuring costs	34	(60)	(438)	+ 378	(86.3)
Net write-downs of loans and provisions for guarantees and commitments	35	(933)	(979)	+ 46	(4.7)
Net income from investments	36	671	69	+ 602	>+ 100.0
Other non-operating expenses	37	(153)	0	(153)	
PROFIT BEFORE TAX	38	**1,618**	**(107)**	**+ 1,725**	
Income tax for the period	20	125	(14)	+ 139	
NET PROFIT		**1,743**	**(121)**	**+ 1,864**	
Minorities		(103)	(6)	(97)	>+ 100.0
NET PROFIT OF HVB GROUP NEW		**1,640**	**(127)**	**+ 1,767**	
Net profit after tax of discontinued operations		3,457	1,158	+ 2,299	>+ 100.0
Minority interest in the net profit of discontinued operations		(677)	(389)	(288)	+ 74.0
NET PROFIT OF FULL HVB GROUP		**4,420**	**642**	**+ 3,778**	**>+ 100.0**
Change in reserves		3,798	451	+ 3,347	>+ 100.0
CONSOLIDATED PROFIT		**622**	**191**	**+ 431**	**>+ 100.0**

Consolidated Income Statement and Appropriation of Net Income continued

The income statement of the full HVB Group for 2006, including the discontinued operations, is marked by non-recurring effects with a positive net balance of €2,230 million, some of which relates to the integration of HVB Group into the UniCredit Group.

Of the total non-recurring effects in 2006, €362 million are attributable to the continuing operations of the new HVB Group and €1,868 million to discontinued operations.

The non-recurring effects in the new HVB Group relate to the following:
- Gains on the disposal of the Activest companies to Pioneer Global Asset Management S.p.A. totalling €543 million and the partial disposal of our holding in Münchener Rückversicherungs-Gesellschaft AG (€217 million) disclosed in net income from investments
- Valuation expenses of €130 million arising from the disposal of a portfolio of non-strategic real estate announced by the Management Board of HVB AG on December 13, 2006 included in net income from investments
- Restructuring costs of €60 million
- General provisions for losses on specific loans and advances of €55 million disclosed under net write-downs of loans and provisions for guarantees and commitments that were made possible for the first time by the preparations for Basel II causing improvements to the data records in terms of defaults by customers who are 90 days in arrears and other non-performance
- Expenses of €153 million arising from a change in the parameters used to calculate the fair value mainly of financial instruments under the categories held for trading and at fair value through profit and loss (fair-value discount) shown in the line item "Other non-operating expenses"

In the discontinued operations, the non-recurring effects comprise the following individual items:
- Gains of €669 million on the disposal of HVB Splitska banka, which belongs to the BA-CA Group, and of €1,756 million on the disposal of the Bank BPH Group disclosed in net income from investments
- Restructuring costs of the discontinued operations totalling €248 million. €225 million of this total relates to the creation of provisions at BA-CA for reorganisation and restructuring in the Retail, Corporates, Markets & Investment Banking and Global Banking Services divisions as well as Support Services and Risk Management
- Non-recurring expense of €278 million in net write-downs of loans and provisions and for guarantees and commitments relating to a change of methods used by BA-CA
- Expenses of €31 million arising from a change in the parameters used to calculate the fair value of assets (fair-value discount) shown in the income statement item "Other non-operating expenses"

In addition to restructuring costs of €546 million (€108 million of which is for discontinued operations), the previous-year total included further extraordinary expenses arising from loan-loss provisions due to additional general provisions for losses on specific loans and advances totalling €147 million (€70 million of which was for discontinued operations).

In the full HVB Group, €3,798 million of the unappropriated profit (€4,420 million) has been transferred to reserves. The consolidated profit (which is the profit available for distribution of HVB AG) amounts to €622 million. We will propose to the Annual General Meeting of Shareholders that a dividend of €301 million be paid to the shareholders and that a further €321 million be transferred to retained earnings. The total dividend payout of €301 million is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock and an advance dividend of €0.064 per share of preferred stock.

EARNINGS PER SHARE

FULL HVB GROUP	NOTES	2006 €	2005 €
Earnings per share (adjusted)[1]	40	2.88	1.55
Earnings per share	40	5.89	0.86

1 2006 figures adjusted for the defined non-recurring effects
2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances

Since no conversion rights or option rights on conditional capital existed at the closing date for 2006, there is no calculation of diluted earnings per share.

The income and expense of both the continuing and the discontinued operations are disclosed in the individual income statement items in the income statement shown below for information purposes. This provides an overview of the operating performance of the full HVB Group including the discontined operations.

	2006	2005	CHANGE	
Income/expenses of full HVB Group	€ millions	€ millions	€ millions	in %
Net interest	5,886	5,576	+ 310	+ 5.6
Dividends and other income from equity investments	479	533	(54)	(10.1)
Net interest income	**6,365**	**6,109**	**+ 256**	**+ 4.2**
Net fees and commissions	3,468	3,198	+ 270	+ 8.4
Net trading, hedging and fair value income	1,230	656	+ 574	+ 87.5
Net other expenses/income	104	(322)	+ 426	
Net non-interest income	**4,802**	**3,532**	**+ 1,270**	**+ 36.0**
TOTAL REVENUES	**11,167**	**9,641**	**+ 1,526**	**+ 15.8**
Payroll costs	(3,895)	(3,733)	(162)	+ 4.3
Other administrative expenses	(2,132)	(2,185)	+ 53	(2.4)
Amortisation, depreciation and impairment losses on intangible and tangible assets	(573)	(690)	+ 117	(17.0)
Operating costs	**(6,600)**	**(6,608)**	**+ 8**	**(0.1)**
OPERATING PROFIT	**4,567**	**3,033**	**+ 1,534**	**+ 50.6**
Provisions for risks and charges	(267)	(98)	(169)	>+ 100.0
Write-down on goodwill	0	0	0	0.0
Restructuring costs	(308)	(546)	+ 238	(43.6)
Net write-downs of loans and provisions for guarantees and commitments	(1,661)	(1,482)	(179)	+ 12.1
Net income from investments	3,170	392	+ 2,778	>+ 100.0
Other non-operating expenses	(184)	0	(184)	
PROFIT BEFORE TAX	**5,317**	**1,299**	**+ 4,018**	**>+ 100.0**
Income tax for the period	(117)	(262)	+ 145	(55.3)
NET PROFIT	**5,200**	**1,037**	**+ 4,163**	**>+ 100.0**
Minorities	(780)	(395)	(385)	+ 97.5
Net profit of full HVB Group	**4,420**	**642**	**+ 3,778**	**>+ 100.0**
Change in reserves	3,798	451	+ 3,347	>+ 100.0
Consolidated profit	**622**	**191**	**+ 431**	**+ 100.0**

Balance Sheet

at December 31, 2006

Assets	NOTES	2006	2005	CHANGE	
		€ millions	€ millions	€ millions	in %
Cash reserve	41	3,211	7,757	(4,546)	(58.6)
Assets held for trading purposes	7, 42	107,211	103,519	+ 3,692	+ 3.6
Placements with, and loans and advances to, other banks	8, 43	41,264	57,229	(15,965)	(27.9)
Loans and advances to customers	8, 44	169,998	274,643	(104,645)	(38.1)
Allowances for losses on loans and advances	9, 45	(6,068)	(12,511)	+ 6,443	+ 51.5
Investments	10, 47	19,845	45,419	(25,574)	(56.3)
Property, plant and equipment	11, 48	1,547	2,723	(1,176)	(43.2)
Intangible assets	13, 49	808	2,776	(1,968)	(70.9)
Income tax assets	50	2,745	3,291	(546)	(16.6)
Other assets	51	3,021	5,573	(2,552)	(45.8)
Assets of discontinued operations and non-current assets or disposal groups held for sale	53, 54	164,451	3,240	+ 161,211	>+ 100.0
Total assets		**508,033**	**493,659**	**+ 14,374**	**+ 2.9**

Shareholders' equity and liabilities	NOTES	2006 € millions	2005 € millions	CHANGE € millions	CHANGE in %
Deposits from other banks	15, 58	85,672	113,739	(28,067)	(24.7)
Amounts owed to other depositors	15, 59	92,136	158,421	(66,285)	(41.8)
Promissory notes and other liabilities evidenced by paper	15, 60	76,938	105,982	(29,044)	(27.4)
Liabilities held for trading purposes	16, 61	59,962	63,638	(3,676)	(5.8)
Provisions	17, 62	1,683	5,672	(3,989)	(70.3)
Income tax liabilities	63	1,378	1,891	(513)	(27.1)
Other liabilities	18, 64	5,214	9,406	(4,192)	(44.6)
Subordinated capital	65	12,142	17,612	(5,470)	(31.1)
Liabilities of discontinued operations and					
of disposal groups held for sale	66, 67	152,920	1,887	+ 151,033	>+ 100.0
Shareholders' equity		19,988	15,411	+ 4,577	+ 29.7
Shareholders' equity attributable to shareholders of HVB AG		16,690	12,358	+ 4,332	+ 35.1
Subscribed capital		2,252	2,252	0	0.0
Additional paid-in capital		8,883	9,128	(245)	(2.7)
Other reserves		4,061	58	+ 4,003	>+ 100.0
Change in valuation of financial instruments		872	729	+ 143	+ 19.6
AfS reserve		1,195	871	+ 324	+ 37.2
Hedge reserve		(323)	(142)	(181)	>(100.0)
Consolidated profit		622	191	+ 431	>+ 100.0
Minority interest		3,298	3,053	+ 245	+ 8.0
Total shareholders' equity and liabilities		**508,033**	**493,659**	**+ 14,374**	**+ 2.9**

Statement of Changes in Shareholders' Equity

€ millions	SUBSCRIBED CAPITAL	ADDITIONAL PAID-IN CAPITAL	OTHER RESERVES	
				PENSIONS AND SIMILAR OBLIGATIONS (IAS 19)
Shareholders' equity at Jan. 1, 2005 before initial application of new and revised IFRSs	**2,252**	**9,103**	**227**	**—**
Effect of initial application of new and revised IFRSs	—	—	(245)	(245)
Shareholders' equity at Jan. 1, 2005 after initial application of new and revised IFRSs	**2,252**	**9,103**	**(18)**	**(245)**
Change from capital increase against cash contribution	—	—	—	—
Transaction costs of capital increase	—	—	—	—
Change from capital reductions	—	—	—	—
Change in valuation of financial instruments not affecting income	—	—	—	—
Change in valuation of financial instruments affecting income	—	—	—	—
Change in net income (loss), excl. minority interest	—	—	451	—
Actuarial losses on defined benefit plans	—	—	(561)	(561)
Change in holdings of, and net income from, own equity instruments	—	25	—	—
Dividend payouts	—	—	—	—
Changes in group of consolidated companies	—	—	83	—
Reserve arising from foreign currency translation and other changes	—	—	103	—
Shareholders' equity at Dec. 31, 2005	**2,252**	**9,128**	**58**	**(806)**
Shareholders' equity at Jan. 1, 2006 before initial application of new and revised IFRSs	**2,252**	**9,128**	**864**	**—**
Effect of initial application of new and revised IFRSs	—	—	(806)	(806)
Shareholders' equity at Jan. 1, 2006 after initial application of new and revised IFRSs	**2,252**	**9,128**	**58**	**(806)**
Change from capital increase against cash contribution	—	—	—	—
Transaction costs of capital increase	—	—	—	—
Change from capital reductions	—	—	—	—
Change in valuation of financial instruments not affecting income	—	—	—	—
Change in valuation of financial instruments affecting income	—	—	—	—
Change in net income (loss), excl. minority interest	—	—	3,798	—
Actuarial losses on defined benefit plans	—	—	(8)	(8)
Change in holdings of, and net income from, own equity instruments	—	(1)	—	—
Dividend payouts	—	—	—	—
Changes in group of consolidated companies	—	—	18	—
Reserve arising from foreign currency translation and other changes	—	(244)	195	—
Shareholders' equity at Dec. 31, 2006	**2,252**	**8,883**	**4,061**	**(814)**
including:				
shareholders' equity of discontinued operations and				
disposal group held for sale	—	—	1,912	(590)

CHANGE IN VALUATION OF FINANCIAL INSTRUMENTS		CONSOLIDATED PROFIT	TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF HVB AG	MINORITY INTEREST	TOTAL SHAREHOLDERS' EQUITY
AfS RESERVE	HEDGE RESERVE				
354	**(469)**	**—**	**11,467**	**2,509**	**13,976**
—	—	—	(245)	(43)	(288)
354	**(469)**	—	**11,222**	**2,466**	**13,688**
—	—	—	—	9	9
—	—	—	—	—	—
—	—	—	—	—	—
771	189	—	960	20	980
(256)	140	—	(116)	—	(116)
—	—	191	642	395	1,037
—	—	—	(561)	(123)	(684)
—	—	—	25	—	25
—	—	—	—	(118)	(118)
—	—	—	83	201	284
2	(2)	—	103	203	306
871	**(142)**	**191**	**12,358**	**3,053**	**15,411**
871	**(142)**	**191**	**13,164**	**3,219**	**16,383**
—	—	—	(806)	(166)	(972)
871	**(142)**	**191**	**12,358**	**3,053**	**15,411**
—	—	—	—	40	40
—	—	—	—	—	—
—	—	—	—	—	—
646	(368)	—	278	51	329
(322)	187	—	(135)	(1)	(136)
—	—	622	4,420	780	5,200
—	—	—	(8)	(5)	(13)
—	—	—	(1)	—	(1)
—	—	(191)	(191)	(191)	(382)
—	—	—	18	(320)	(302)
—	—	—	(49)	(109)	(158)
1,195	**(323)**	**622**	**16,690**	**3,298**	**19,988**
405	(136)	—	2,181	2,446	4,627

Cash Flow Statement

€ millions	2006	2005
Net income (loss) of full HVB Group	**5,200**	**1,037**
Write-downs, provisions for losses on, and write-ups of, loans and advances and		
additions to provisions for losses on guarantees and indemnities	1,761	1,600
Write-downs and depreciation less write-ups on long-term assets	1,088	1,077
Change in other non-cash positions	(4,620)	(2,231)
Profit from the sale of investments, property, plant and equipment	(1,094)	(392)
Other adjustments (mainly taxes on income paid and interest received		
less interest paid and dividends received)	(4,724)	(5,728)
Subtotal	**(2,389)**	**(4,637)**
Change in assets and liabilities from operating activities		
after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	(18,784)	(9,692)
Placements with, and loans and advances to, other banks	(19,757)	(7,846)
Loans and advances to customers	8,071	45
Other assets from operating activities	(46)	220
Deposits from other banks	23,754	8,912
Amounts owed to other depositors	5,054	9,892
Promissory notes and other liabilities evidenced by paper	(4,115)	(3,645)
Other liabilities from operating activities	(924)	3,008
Taxes on income paid	(319)	(207)
Interest received	19,466	17,271
Interest paid	(15,283)	(12,331)
Dividends received	326	544
Cash flows from operating activities	**(4,946)**	**1,534**
including: discontinued operations	1,148	3,173

€ millions	2006	2005
Proceeds from the sale of investments	13,114	5,750
Proceeds from the sale of property, plant and equipment	65	8
Payments for the acquisition of investments	(8,625)	(4,357)
Payments for the acquisition of property, plant and equipment	(194)	(902)
Effects of the change in the group of companies included in consolidation	229	537
Cash flows from investing activities	**4,589**	**1,036**
including: discontinued operations	(2,489)	(971)
Change in additional paid-in capital	—	25
Proceeds from capital increase	—	—
Dividend payments	(559)	—
Other financing activities, net (subordinated and hybrid capital)	(806)	(1,301)
Other financing activities, net	131	86
Cash flows from financing activities	**(1,234)**	**(1,190)**
including: discontinued operations	(332)	(126)
Cash and cash equivalents at end of previous period, full HVB Group	**7,757**	**6,903**
+/– Net cash provided/used by operating activities	(4,946)	1,534
+/– Net cash provided/used by investing activities	4,589	1,036
+/– Net cash provided/used by financing activities	(1,234)	(1,190)
+/– Effects of exchange rate changes	(81)	71
Less disposal group held for sale and discontinued operations	(2,874)	(597)
Cash and cash equivalents at end of period (HVB Group new)		
(2005: full HVB Group)	**3,211**	**7,757**

Notes to the Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-based management is similarly based on these accounting principles.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) pursuant to Commission Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002 within the framework of the EU endorsement, in conjunction with Section 315a of the German Commercial Code (HGB). Besides the standards defined as IFRS, the IFRS also comprise the existing International Accounting Standards (IAS) together with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the former Standing Interpretations Committee (SIC). Section 315a of the German Commercial Code also contains national regulations to be applied by companies active on the capital market alongside the IFRS.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, has been published on the Bank's website at www.hvb.com/compliance. The Bank's listed subsidiary DAB Bank AG has posted an equivalent statement on its website.

In addition to the requirements of Section 315 (1, 2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315, German Commercial Code.

Compliant with Section 264b of the German Commercial Code, the following companies are exempted from the obligation to prepare a management report and disclose their financial statements:

- HVZ GmbH & Co. Objekt KG, Munich
- Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich
- Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, Munich
- Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Munich
- A & T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, Munich
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, Munich
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, Munich
- Delpha Immobilien- und Projektentwicklungs GmbH & Co., Großkugel Bauabschnitte Alpha Management KG, Munich
- Delpha Immobilien- und Projektentwicklungs GmbH & Co., Großkugel Bauabschnitte Beta Management KG, Munich
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Munich
- HVB Gesellschaft für Gebäude mbH & Co. KG, Munich
- KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich
- Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich
- Othmarschen Park Hamburg GmbH & Co. Centerpark KG, Munich
- Othmarschen Park Hamburg GmbH & Co., Gewerbepark KG, Munich
- SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, Munich
- Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich
- TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs KG, Munich

Accounting and Valuation

1 Uniform Group accounting policies

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Where options have been exercised, the details are explained under the balance sheet items concerned.

2 Consistency

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1 and IAS 8, the Bank applies the accounting and disclosure principles consistently from one period to the next. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. Where the Bank effects changes in its accounting policies, any resulting adjustments are similarly recognised retroactively. With the exception of the new and revised IFRS, we have applied the same accounting and valuation principles in 2006 as in the consolidated financial statements for 2005.

Changes in estimates have been recognised in net income for the period affected by the change in the estimation method, or – where the change in the estimation method does not affect the income statement – the carrying amount of the concerned asset or liability, or shareholders' equity position, has been adjusted.

Listed below are the changes to the standards to be applied for the first time with effect from January 1, 2006, which essentially affect the Bank.

HVB Group has exercised the new option in the revised IAS 19.93 A "Employee benefits" permitting unrealised actuarial gains or losses to be carried in shareholders' equity outside the profit or loss for the period. The comparative previous year figures and the statement of changes in shareholders' equity have been adjusted accordingly. Unrealised actuarial losses of €1,372 million have been charged directly to shareholders' equity together with the related deferred tax assets of €400 million. Thus the change of method resulted in a reduction of €972 million in the shareholders' equity reported at December 31, 2005; €166 million of this total is attributable to minorities. The reserves have increased by €1,108 million, this being the balance of the unrealised actuarial loss (€1,372 million) and the capitalised excess cover for plan assets (€264 million). Investments (excess cover for plan assets) declined by €264 million accordingly.

In addition, the following changes to the standards were applicable for the first time, but they have not had any material consequences for HVB Group:

- Change in IAS 21 "The effects of changes in foreign exchange rates"
- Additions to IAS 39 "Financial instruments: recognition and measurement" and IFRS 4 "Insurance contracts"
- Change in IAS 39 regarding cash flow hedge accounting
- Interpretation IFRIC 4 on leases

HVB Group modified the model it uses internally to calculate fair values in 2006. The modification incorporates additional factors affecting the fair value when marking to market. The expense arising from this modification is recorded under "Other non-operating expenses" in the income statement.

As part of the integration into the UniCredit Group, in the 2006 financial year we started preparing the income statement in the structure which has been used for many years by UniCredit in its capital market communications.

The following remarks describe the main differences between the new income statement presentation using the UniCredit income statement structure and the old HVB income statement structure.

- In the new income statement structure, net interest income contains interest income and expenses arising from trading operations that were previously carried under trading profit. Furthermore, the income from investment properties (rental income) previously carried in net interest income is now assigned to net other expenses/income.

- Net fees and commissions contains fees and commissions arising from trading operations (previously carried in trading profit).

- Net trading, hedging and fair value income is shown without interest, fee and commission income arising from trading operations. Dividend income arising from trading operations remains part of net trading, hedging and fair value income. Furthermore, net trading, hedging and fair value income contains gains on the valuation of financial instruments at fair value through profit and loss, which were previously carried in net income from investments.

Accounting and Valuation continued

- Most of the income and expenses from investment properties previously carried in net income from investments are now included in "Net other expenses/income". Furthermore, large parts of the old income statement item entitled "Balance of other income and expenses" (e.g. losses absorbed) are now included in "Net other expenses/income". Provided restructuring provisions are not involved, the additions to and releases of provisions have been included in a separate item entitled "Provisions for risks and charges".
- Write-downs on investment properties, which were previously deducted from net income from investments, are now carried under operating costs.
- The UniCredit income statement structure shows net write-downs of loans and provisions for guarantees and commitments after operating profit, although the content has remained largely the same (with the exception of litigation risks in lending business).

Notes on the adjustment of disclosures in the income statement to match the UniCredit Group structure

New income statement structure

INCOME/EXPENSES	2005 € millions
Net interest income	5,576
Dividends and other income from equity investments	533
Net interest income	**6,109**
Net fees and commissions	3,198
Net trading, hedging and fair value income	656
Net other expenses/income	(322)
Net non-interest income	**3,532**
TOTAL REVENUES	**9,641**
Payroll costs	(3,733)
Other administrative expenses	(2,185)
Amortisation, depreciation and impairment losses on intangible and tangible assets	(690)
Operating costs	**(6,608)**
OPERATING PROFIT	**3,033**
Transfers to provisions	(98)
Write-down on goodwill	0
Restructuring costs	(546)
Net write-downs of loans and provisions for guarantees and commitments	(1,482)
Net income from investments	392
PROFIT BEFORE TAX	**1,299**
Income taxes for the period	(262)
NET PROFIT	**1,037**
Minorities	(395)
NET PROFIT OF FULL HVB GROUP	**642**

Old income statement structure[1]

INCOME/EXPENSES	2005 € millions
Interest and similar income	17,067
Interest expense and similar charges	(11,182)
Net interest income	5,885
Provisions for losses on loans and advances	(1,513)
Net interest income after provisions for losses on loans and advances	4,372
Fee and commission income	3,859
Fee and commission expenses	(619)
Net commission income	3,240
Gains less losses arising from trading securities (trading profit)	926
General administrative expenses	(6,582)
Balance of other operating income and expenses	(143)
Operating profit (loss)	**1,813**
Net income from investments	321
Amortisation of goodwill	0
Restructuring costs	(546)
Balance of other income and expenses	(289)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**1,299**
Taxes on income	(262)
Net income (loss) after taxes	**1,037**
Minority interest in net income (loss)	(395)
Consolidated profit (loss) of full HVB Group, adjusted for minority interest	**642**

1 Presentation of positive/negative figures adjusted to match UniCredit rules

3 Published, not yet operative IFRSs that have not yet been applied early

The following standards newly published or revised by the IASB, which become operative after the end of the 2006 financial year, have not been applied early.

The disclosure of financial instruments will be modified when IFRS 7 "Financial Instruments: Disclosures" becomes obligatory as of January 1, 2007. IFRS 7 will replace IAS 30 in full and IAS 32 in part. This will result in changes to the structure of the income statement, the balance sheet and the notes.

With effect from January 1, 2007, IAS 1 (revised 2005) will introduce disclosure rules covering the management of shareholders' equity.

The newly published IFRS 8 "Operating Segments", which replaces the old regulations governing segment reporting (IAS 14), is not subject to compulsory application until January 1, 2009.

The Bank does not expect the newly published IFRIC interpretations (IFRIC 7 to IFRIC 12) in 2006 to have any material consequences.

4 Companies included in consolidation

The group of companies included in consolidation by HVB Group encompasses 488 (2005: 421) companies. Of this total, 396 relate to discontinued operations, meaning that 92 companies relate to continuing operations (= HVB Group new). This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements for the period ended December 31, 2006. The group of consolidated companies does not include any companies that are not fully consolidated. 28 (2005: 28) companies are accounted for using the equity method, including one company in the new HVB Group.

The following companies (participations) are no longer included in consolidation for the new HVB Group.

- Activest Investmentgesellschaft mbH, Munich
- Activest Investmentgesellschaft Luxembourg S.A., Luxembourg
- HVB Wealth Management Holding GmbH, Munich
- Westfalenbank AG, Bochum
- HVB Systems GmbH, Unterföhring
- HVB Risk Management Products Inc., New York

The three Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG and Activest Investmentgesellschaft Luxembourg S.A.) were sold to Pioneer Global Asset Management S.p.A. in the third quarter for an aggregate price of €600 million. Activest Investmentgesellschaft mbH and Activest Investmentgesellschaft Luxembourg S.A. thus left the group of companies included in consolidation by HVB Group with effect from July 1, 2006. The sale netted a non-recurring gain of €543 million for HVB Group, which is disclosed in net income from investments.

HVB Wealth Management Holding GmbH was absorbed into HVB AG on February 27, 2006 (entry in the Commercial Register) with effect from October 1, 2005.

Westfalenbank left the group of companies included in consolidation in October 2006. HypoVereinsbank completed the sale of Westfalenbank AG to Crown Northcorp on October 26, 2006. The transaction concludes the restructuring of Westfalenbank AG. HVB had already sold the wealth management and retail activities in 2005. HypoVereinsbank integrated the corporate operations of Westfalenbank AG with more than 1,500 small and medium-sized enterprises during 2006.

On April 26, 2006, HVB Systems GmbH, Unterföhring, was integrated into HVB Informations-Verarbeitungs-GmbH, Munich, with effect from December 31, 2005, which was renamed HVB Information Services GmbH, Munich, as part of the merger.

HVB Risk Management Products Inc., New York, was deconsolidated at December 27, 2006, as the liquidation of the company was completed by this date.

Accounting and Valuation continued

The following companies, among others, have been consolidated for the first time in the 2006 financial statements for the new HVB Group with effect from January 1, 2006:
- HVB Immobilien AG, Munich, with a further 37 material companies
- HVB Capital Partners AG, Munich

In addition, there are initial consolidation and deconsolidation effects relating to the discontinued operations (activities in Austria and eastern Europe):

The direct subsidiaries Joint Stock Commercial Bank HVB Bank Ukraine, Kiev, and AS UniCredit Bank, Riga, were added to the group of companies included in consolidation with effect from January 1, 2006.

In addition, the following companies belonging to the BA-CA sub-group, among others, were added with effect from January 1, 2006:
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (sub-group)
- Nova Banjalucka Banka a.d., Banja Luka
- Universale International Realitäten GmbH, Vienna (sub-group)
- CA IB Securities S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp. z.o.o., Warsaw
- CA IB Polska S.A., Warsaw
- CA IB International Markets AG, Vienna
- CA IB International Markets Ltd., London

AWT International Trade AG, Vienna (sub-group), was fully consolidated for the first time on April 1, 2006.

The following companies, among others, left the BA-CA sub-group:
- HVB Splitska banka d.d., Split
- Bank BPH S.A., Cracow

On June 30, 2006, BA-CA AG sold its 99.75% interest in HVB Splitska banka d. d., Split, to Société Générale S. A., Paris. The sale of HVB Splitska banka – which is shown separately in the balance sheet at December 31, 2005 and March 31, 2006 as a disposal group held for sale compliant with IFRS 5 – yielded a non-recurring gain on disposal of €669 million disclosed under net profit from discontinued operations.

At the beginning of November 2006, BA-CA transferred Bank BPH S.A., Cracow (BPH), to UniCredit. This intracompany transfer at standard market terms yielded a non-recurring gain on disposal of €1,756 million for HVB Group, which is carried in net profit from discontinued operations. The sale of BPH also involved the deconsolidation of its subsidiaries:
- BPH Leasing S.A., Warsaw
- BPH Bank Hipoteczny S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp. z.o.o. Warsaw

The only company still accounted for by the new HVB Group using the equity method is Ramius HVB Partners LLC, Delaware.

In total, 584 subsidiaries, associated companies and joint ventures of the full HVB Group were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 1.6% of consolidated profit of the full HVB Group, while such companies provide around 1.1% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2006 FULL HVB GROUP	2005 FULL HVB GROUP
Subsidiaries of the full HVB Group	**1,019**	**1,104**
Consolidated companies	488	421
Non-consolidated companies	531	683
Joint ventures	**13**	**15**
of which:		
accounted for using the equity method	—	—
Associated companies	**68**	**71**
of which:		
accounted for using the equity method	28	28

The Bank has applied the option given in Section 313 (4) of the German Commercial Code. The separate list of holdings drawn up in compliance with Section 313 (2) of the German Commercial Code contains all subsidiaries, joint ventures and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be called up on the Bank's website at www.hvb.com/holdings.

5 Principles of consolidation

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the completely recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the fair value at the time of initial consolidation. The difference between the higher acquisition cost and the prorated recalculated shareholders' equity is recognised as goodwill under intangible assets in the balance sheet. Goodwill on companies accounted for using the equity method is carried under investments. Compliant with IAS 36, scheduled amortisation is no longer taken on goodwill. Instead the goodwill is allocated to the cash-generating units that are expected to benefit from the synergies arising from the business combination. At HVB Group, these cash-generating units are the divisions and subdivisions. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results at the time of acquisition. The goodwill is checked for impairment at least once a year at business unit level. This involves comparing the carrying amount of the business unit with the recoverable amount defined as the maximum of the unit's value in use and the fair value less costs to sell. Since the value in use far exceeds the carrying amount for the business units to which goodwill is allocated, the values in use have been used as the recoverable amount. When the values in use are calculated, a uniform rate of 8.4% for the cost of capital is used for discounting. The cash flows have been budgeted for the next three years. No growth factor has been assumed for the government perpetuals.

The same principles are applied when consolidating associated companies and joint ventures accounted for using the equity method.

Business transactions between consolidated companies are eliminated. Any profits or losses arising from intercompany transactions are also eliminated.

6 Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories and measured in accordance with this classification:

- The "at fair value through profit or loss" category is divided into
  - financial assets and liabilities held for trading purposes, and
  - all financial assets designated as financial instruments measured at fair value through profit or loss upon initial recognition (fair value option).

Such assets are measured at fair value and recognised in profit or loss in the income statement. A fair-value discount was applied for the first time in 2006 to take account of other factors influencing the calculation of the fair value and thus increase the quality of our conservative fair value calculation. The fair-value discount essentially relates to financial instruments classified as held for trading and financial instruments measured at fair value through profit and loss are shown under assets held for trading purposes and liabilities held for trading purposes. The fair value option is essentially applied for hedges of financial assets. These financial instruments are carried under investments or receivables. At the same time, the fair value option has also been used for some liabilities evidenced by paper with embedded derivatives.

- The category "loans and receivables" includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, unless they are classified as at fair value through profit or loss or available for sale (AfS). Loans and receivables originated by the company are measured at amortised cost and capitalised under placements with, and loans and advances to, other banks, and loans and advances to customers.

Accounting and Valuation continued

- Held-to-maturity (HtM) investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, unless they are designated as at fair value through profit or loss or available for sale, or they meet the definition of loans and receivables. HtM financial instruments are measured at amortised cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement up to, but no more than, the amortised cost; held-to-maturity financial instruments are included under investments.

- All other financial assets are classified as available for sale (AfS) securities and receivables. They are measured at fair value. The difference between the fair value and amortised cost is carried in a separate item under shareholders' equity (AfS reserve) in the balance sheet until the asset is sold or an impairment to be recognised in profit or loss as defined in IAS 39.67 has occurred. The impairment of an AfS non-equity instrument is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Impairments of AfS equity instruments may only be reversed against the AfS reserve in a way that does not affect reported net income. Available-for-sale holdings are not reclassified into categories that are valued at amortised cost. Available-for-sale financial instruments are largely included in investments.

Purchases and sales of financial instruments are recognised at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can normally be reliably measured. It is not possible to determine the fair value of some unlisted investments and a very few derivatives. These are carried at amortised cost.

Outside the portfolio held for trading purposes or at fair value through profit or loss, detachable embedded derivative financial instruments within a structured product are detached from the underlying contract and recorded as separate derivative financial instruments. The underlying contract is then accounted for in accordance with the classification made. The change in value arising from the derivatives that are detached and carried at fair value is recorded in a way that affects reported net income.

Hedges between financial instruments are recognised in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognised asset, liability, or an unrecognised firm commitment – or an identified portion thereof – that is attributable to a particular risk and that might affect net income for the period. In this respect, a high level of effectiveness is required, with the changes in the fair value of the hedged item with regard to the hedged risk and hedging derivative compensating each other within a range of 80–125%. The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognised assets and liabilities. Under this method, the hedging instrument is measured at fair value and taken to the income statement. The carrying amounts of the hedged item are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction and that will affect reported net income. The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future interest cash flows. The Bank recognises derivatives in accordance with cash flow hedge accounting when they are used to hedge future interest cash flows as part of the Bank's asset/liability management system. Future variable interest payments for variable receivables and liabilities are converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion. A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the expected future variable interest cash flows arising from variable receivables and liabilities (including rolling short-term positions) being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest rate payments arising from the interest rate derivatives in detailed maturity schedules. The effective portion of the hedging instrument is recognised in a separate equity item (hedge reserve) in the balance sheet. The changes in value of these derivatives are offset by future compensating effects arising from the hedge relationship, which must not yet be shown in the balance street. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged financial instruments affect net income for the period. These reversals affecting future reported net income are offset in the income statement by the cash flows from the hedged items. The ineffective portion is recognised in the income statement. Depending on its classification, the hedged item is recognised at amortised cost or, in the case of available-for-sale assets, at fair value.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios. A discussion of the risks inherent in financial instruments is included in the Risk Report alongside the detailed information in the notes to the consolidated financial statements.

7 Assets held for trading purposes
Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale or fair-value-option securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. Gains and losses arising from the valuation and realisation of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

The valuation results for securities and derivatives are calculated on the basis of either external price sources (e.g. stock exchanges or other price providers like Reuters) or market prices determined using internal valuation models (mark-to-model). For the most part, prices from external sources are used to calculate the valuation results of securities. Derivatives are primarily valued on the basis of valuation models. The parameters for the Bank's internal valuation models (e.g. yield curves, volatilities, spreads, etc.) are taken from external sources and checked for validity and correctness by the Risk Control unit.

8 Placements, loans and advances
Placements with, and loans and advances to, other banks and customers are carried at amortised cost, provided they are neither fair-value-option receivables nor hedged items of a recognised fair value hedge.

9 Allowances for losses on loans and advances and for losses on guarantees and indemnities
Estimates of loan losses already incurred, the structure and quality of the loan portfolios and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances or provisions to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. They are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off. Acute country-specific transfer risks are included in this process.

Portfolio allowances are formed on the basis of historic loan-loss rates taking into account the economic environment and current events. The Bank applies the loss confirmation period method for this. The loss confirmation period represents the period between a default event occurring, or a borrower defaulting, and the point at which the Bank identifies the default and sets up loan losses and – where appropriate – a specific loan-loss provision accordingly. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

Accounting and Valuation continued

10 Investments

Investments comprise held-to-maturity financial instruments, available-for-sale financial instruments, fair-value-option financial instruments, investment property and companies accounted for using the equity method.

Available-for-sale investments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40.30 in conjunction with IAS 40.56, land and buildings held by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortised cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income and funding expense arising from these investments are recorded in net interest income. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not accounted for using the equity method are normally carried at their fair value.

11 Property, plant and equipment

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

PROPERTY, PLANT AND EQUIPMENT	USEFUL ECONOMIC LIFE
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Impairments are taken on property, plant and equipment whose value is impaired. Should the reasons for the impairment no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortised acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognised as expense in the year in which it is incurred.

12 Lease operations

Under IAS 17, lease operations are divided into finance leases and operating leases. Unlike an operating lease, a finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Title may or may not eventually be transferred.

HVB Group as lessor

Under finance leases, the lessor recognises the leased asset in the balance sheet as a receivable at an amount equal to the net investment in the lease. The lease payments are broken down into the finance charge and the redemption payment. The redemption payment reduces the amount of the outstanding liability (net investment); the finance charge is treated as interest expense. Interest and similar income is recognised on the basis of a constant, periodic rate of return relating to the net investment outstanding. The term "net investment" is defined in detail in Note 44 "Loans and advances to customers". HVB Group leases both movable property and real estate as a lessor under finance leases.

In contrast, assets held under operating leases are recognised as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognised on a straight-line basis over the lease term. HVB Group leases both movable property and real estate as a lessor under operating leases. Operating leases with HVB Group as lessor are comparatively insignificant.

HVB Group as lessee
Under a finance lease, the asset is recognised as property, plant and equipment, and the obligation as a liability. Each asset is stated at the lower of the following two values: either the fair value of the leased asset at the inception of the lease or, if lower, the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments relating to finance leases are broken down into two components: the finance charge and the redemption payment. The redemption payment reduces the residual liability, and the finance charge is shown as interest expense. Lease payments relating to operating leases are treated as rental expense and recognised in general administrative expenses. Contracts in which the Bank acts as lessee are comparatively insignificant.

13 Intangible assets
The main items included in intangible assets are goodwill arising from fully consolidated subsidiaries and software. An intangible asset shall only be recognised if it is probable that the expected future economic benefits attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Compliant with IAS 36, scheduled amortisation is no longer taken on goodwill. The value of goodwill is tested annually and where there is an indication of impairment. Impairments are taken where necessary. Software is valued at amortised cost and written down over an expected useful life of three to five years. All other intangible assets are amortised over a period of up to ten years, as they have a limited useful life.

14 Assets of discontinued operations and non-current assets or disposal groups held for sale
Under IFRS 5, assets of discontinued operations and non-current assets or disposal groups held for sale are carried at the lower of the carrying amount or fair value less costs to sell at the balance sheet date.

15 Liabilities
Liabilities that are not hedged items of an effective fair value hedge are reported at amortised cost, taking into account deferred premiums and discounts on a pro rata basis. The fair value option has been applied for some liabilities evidenced by paper with embedded derivatives.

16 Liabilities held for trading purposes
This item includes the negative market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale or fair-value-option securities. Also included here are warrants, certificates and bonds issued by the Bank's trading department as well as delivery obligations arising from short sales of securities held for trading purposes.

Liabilities held for trading purposes are carried at fair value. Gains and losses arising from the valuation and realisation of liabilities held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

The valuation results for securities and derivatives are calculated on the basis of either external price sources (e.g. stock exchanges or other price providers like Reuters) or market prices determined using internal valuation models (mark-to-model). For the most part, prices from external sources are used to calculate the valuation results of securities. Derivatives are primarily valued on the basis of valuation models. The parameters for the Bank's internal valuation models (e.g. yield curves, volatilities, spreads, etc.) are taken from external sources and checked for validity and correctness by the Risk Control unit.

17 Provisions
Present legal or constructive obligations as a result of past events involving a probable outflow of resources and whose amount can be reliably estimated are recognised as provisions.

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

Accounting and Valuation continued

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pension and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations, the fair value of plan assets and unrealised actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

The new option for recognising unrealised actuarial gains and losses in shareholders' equity permitted by the revised IAS 19.93 A "Employee benefits" was exercised by the Bank as of January 1, 2006.

The discount rate is based on the long-term interest rate for first-class, fixed-income corporate bonds at the balance sheet date. The amount of the provisions recognised in the balance sheet is calculated essentially using the provisions recognised in the previous year plus the pension expense determined at the beginning of the financial year less payments for the current financial year affecting liquidity and less payments to the plan assets of the current financial year. The plan assets set up by HVB AG and a number of subsidiaries to fund pension obligations are described in detail in Note 62 "Provisions".

18 Other liabilities

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flexi-time credits and outstanding vacation. Accruals are carried at the amount likely to be used. In addition, the negative fair value of derivatives outside the trading book, which are used primarily to hedge market interest risk, are shown here.

19 Foreign currency translation

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in the respective functional currency (generally the local currency in each case) and cash transactions not completed at the reporting date to be translated into euros using current market rates. Non-monetary items carried at fair value are similarly translated into euros using current market prices at the reporting date. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements. Transaction rates are used to translate the income and expenses of these subsidiaries.

20 Income tax for the period

Income tax for the period is accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognised for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

Segment Reporting

21 Notes to segment reporting by division (primary segmentation)
In conjunction with the integration of the Bank into the UniCredit Group, the activities of the new HVB Group have been restructured and divided into the following global divisions: Retail; Wealth Management; Corporates & Commercial Real Estate Financing; and Markets & Investment Banking. Also shown is the "Other/consolidation" division that covers Global Banking Services and Group Corporate Centre activities. The latter also contain the former RER segment and the newly defined Special Credit Portfolio (SCP).

The reorganisation primarily affected the former Germany business segment, from which the Retail, Wealth Management and Corporates & Commercial Real Estate Financing – divided into Corporates and Commercial Real Estate Financing operations – divisions emerged. Within this, the Retail and Wealth Management divisions were created out of the former Private Customers business unit, whereas the Corporate Customers and Professionals and Real Estate business units formed the basis for the new Corporates & Commercial Real Estate Financing division. In addition, customers were transferred from the former Corporate Customers and Professionals business unit (business customer segment) to the new Retail and Wealth Management divisions.

The Markets & Investment Banking division was essentially formed out of the Corporates & Markets segment, but without the activities of the BA-CA Group and IMB.

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Meeting of Shareholders on October 25, 2006, represent a discontinued operation under IFRS 5. Consequently, compliant with IAS 14.52, the segment report contains a separate line entitled "Discontinued operations" in addition to and separate from the continuing operations and segments. This includes the income and expenditure of the following companies and sub-groups defined as discontinued operations: the Bank Austria Creditanstalt Group, HVB Bank Ukraine, IMB, AS UniCredit Bank, Riga, and the HVB AG branches in Tallinn and Vilnius.

COMPONENTS OF THE NEW HVB GROUP SEGMENTS

Retail division

Our customers are divided into three groups within the Retail division: private customers, affluents and business customers. We are implementing our growth strategy differently for each of the customer groups. For private customers, we are concentrating on attractive market segments, maintaining a clear range of products tailored to cater for specific customer needs and (re-)activating the single-product users among our customers. With regard to affluent customers, we are intensifying systematic customer contact, refining both our need-based approach and our products and maximising the risk/return for each customer. Finally, for our business customers, we are reinforcing our cross-selling (particularly asset gathering), adjusting our pricing and our service model and harmonising our distribution channels.

The Retail division serves around three million customers. Major subsidiaries allocated to this division include Bankhaus Neelmeyer and Vereinsbank Victoria Bauspar AG.

Wealth Management division

In 2006, Wealth Management handled marketing for wealthy customers in Germany, private banking operations in Luxembourg, the activities of the DAB banking group, the production and marketing of real assets, and the income and expenses of the Activest Group up until June 30, 2006.

During the divisionalisation process, more than 37,000 wealthy customers with an investment volume of more than €31 billion were transferred from the retail and corporate banking operations of HVB AG.

This division serves customers with liquid assets of more than €500,000 under a relationship approach tailored to the requirements of high net worth customers. This is expanded to include specific family office services for customers with investments exceeding €30 million.

Segment Reporting continued

The following customer groups form the basis of the relationship model geared to providing comprehensive wealth management: family office customers, for whom the key element is providing comprehensive advice on very large and complex estates; wealthy private customers, where the focus is placed on individual asset strategies; professionals and business customers, for whom asset accumulation and corporate finance is the main element; and foundations and companies focussing on the professional management of large-scale assets. In addition, we attend to the private affairs of company owners and perform professional asset management for certain securities accounts, such as public-sector customers and professionals.

Corporates & Commercial Real Estate Financing division
In our corporate banking operations, we concentrate on the needs of our around 70,000 customers: supporting their cross-border expansion; helping them with new forms of finance and financial risk management and opening them up to the capital market, among other things. Our ambitious goal is to become the leading corporate bank in Germany. Our success in this respect was confirmed when "Markt und Mittelstand" journal named us SME Bank of the Year 2007.

The corporate banking business provides various relationship models based on different customer requirements. In particular, we have relationship models for large caps, mid caps, small caps and the public sector. We combine these models with regional proximity and sector know-how.

Lending operations will continue to be our core business into the future. This involves our creating innovative solutions such as mezzanine products which incorporate the capital market, for our mid-sized corporate customers. These are offered in addition or as an alternative to the traditional loan. Besides providing sophisticated advisory services and the analysis and funding of current and non-current assets (working capital), we are offering structured loans to a broader array of mid-sized enterprises. We are also continuing to expand operations involving subordinated finance, small and medium-sized financing for corporate transactions and project finance. As part of our financial risk management, we advise our customers extensively on all possible ways of hedging entrepreneurial risks.

We leverage our leading position in central and eastern Europe to support our customers through our European network.

Major subsidiaries allocated to this division include HVB Banque Luxembourg, which is assigned to several divisions, and HVB Leasing GmbH.

Commercial Real Estate Financing
Organisationally, Commercial Real Estate Financing belongs to the Corporates division. It forms part of the UniCredit Group's growth strategy for Germany and Europe, aiming to significantly improve the risk/return profile of portfolios and sustainably boost the profitability of the business. The consistent implementation of our strict lending policies based on the current market conditions and the sustained reduction of unprofitable portions of portfolios are playing an important role in this process. Our target customers have access to tailored products from HypoVereinsbank's full range, extending from classic real estate finance and interest rate hedging through to the structuring, syndication and, where appropriate, securitisation of portfolios. Our customers are served by regional account management teams based at six locations in Germany (Berlin, Düsseldorf, Frankfurt, Hamburg, Munich and Nuremberg) and the structured loan specialists concentrated in Munich.

Markets & Investment Banking division
The global Markets & Investment Banking (MIB) division of the UniCredit Group started out as a virtual organisation in mid-2006. Headquartered in Munich, it has offices at all the major financial centres worldwide, including London, New York, Hong Kong and Singapore. Around 2,000 employees at 40 locations serve some 1,100 institutional customers and 270 multinationals. HypoVereinsbank has been defined as the UniCredit Group's centre of competence for investment banking. All related activities are intended to be pooled at HVB, due in part to the expertise and know-how we possess in this area. Some 70% of the business volume and revenues of investment banking activities of the UniCredit Group are already generated by HypoVereinsbank today and thus currently flow into the balance sheet and income statement of HypoVereinsbank. The goal is to increase

the proportion of this business volume by integrating the respective activities of other units in the UniCredit Group and boosting our market share. At the same time all activities will focus on selected products and customer segments where HypoVereinsbank can provide differentiated expertise. The ambitious growth targets of this new player in the European investment banking marketplace are of direct importance to HypoVereinsbank.

Markets & Investment Banking will receive a uniform structure with global responsibility within the UniCredit Group so that it can address global customers accordingly. Thus, in terms of its organisation and in other ways, the division differs from other operating units that have a regional branding tailored to suit the respective market and are part of a separate legal unit responsible for the entire regional market.

By combining complementary product competencies in the areas of structured finance, structured derivatives, structured loans and currency and interest hedging operations, a broad, competitive product portfolio has been created which provides an excellent basis for winning new customers and for offering additional services to existing customers in all markets. Flagship products and market positions notably include:

- takeover finance: 20% share of the German market, one of the leading arrangers of leveraged buy-outs in Europe
- project finance: one of the leading arrangers in Europe
- structured foreign trade finance
- issuing operations for pfandbriefs: market leader in Germany with a share of 13%, number 6 in Europe
- structured derivatives: leading provider in Germany

Relationship management and customer retention is based on a direct approach. Senior bankers foster the primary relationships with customers and communicate their needs to appropriate specialists.

Moreover, Markets & Investment Banking sees itself as a supplier of innovative and specialised products for all regional sales units of the remaining divisions who are thus also important individual customers and primary sales partners (structured investment products for Retail and Wealth Management customers, or derivatives to hedge commodity and currency risks for corporates).

Major subsidiaries allocated to this division include HVB Banque Luxembourg, which is assigned to several divisions, HVB Global Assets, HVB Capital Asia Ltd. and HVB Capital Partners AG.

Other/consolidation division

The "Other/consolidation" division encompasses Global Banking Services, Group Corporate Centre activities and consolidation effects.

Global Banking Services

The Global Banking Services activities encompass IT application development and operation, purchasing, organisation, logistics and facility management, cost management, the back office functions for credit, accounts, payments, securities services, foreign exchange, money market and derivative back office.

Group Corporate Centre

The Group Corporate Centre activities also contain the former RER segment and the newly defined Special Credit Portfolio (SCP). When it was first disclosed at September 30, 2006, the SCP encompassed a portfolio of non-strategic loans with a volume of €20.5 billion. The SCP contains loans with little cross-selling potential, thus offering poor value for HypoVereinsbank. Only properly serviced loans have been assigned to this portfolio. When the SCP was defined, non-performing loans were also assigned, provided they met the criteria mentioned above. In all, properly serviced loans make up 90% of the total SCP. In addition to the RER and SCP portfolios, the Group Corporate Centre activities also include profit contributions that do not fall within the jurisdiction of the individual divisions. Among other items, this includes the profits of non-consolidated holdings, provided they are not assigned to the divisions, and the net income from securities holdings for which the Management Board is responsible. Also incorporated in this segment are the amounts resulting from decisions taken by management with regard to asset/liability management.

Segment Reporting continued

METHOD OF SEGMENT REPORTING

Segment reporting is based on the internal organisational and management structure together with internal financial reporting. The divisions operate as autonomous companies with their own equity resources and responsibility for profits and losses. The divisions are delimited by responsibility for serving customers.

When the segments were restructured, the methods and parameters used in segment reporting were modified as follows:

Net interest income continues to be broken down using the market interest calculation method. In the case of companies assigned to several divisions, capital allocation for the purpose of calculating the return on investment calls for core capital amounting to 7% of risk-weighted assets relating to equivalent risk assets for credit and market risks (= risk-weighted assets plus market risks weighted with a factor of 12.5) to be assigned to the divisions. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. The percentage used to assess the equity capital allocated to the companies assigned to several divisions (HVB AG, HVB Banque Luxembourg) has been reduced from 5% to 3.4%. This rate, which equals the 3-month EURIBOR plus a premium in the amount of the average 5-year UniCredit credit spread, is set for one year as part of the budgeting process. Equity capital is not standardised for the subsidiaries.

Operating costs are allocated to the correct division according to causation. The Global Business Services and Group Corporate Centre units are treated as external service providers charging the divisions fair market prices for their services. The new method of charging costs that cannot be allocated directly involves identifying the overhead costs for each segment individually in the budgeting process and setting them in the form of a fixed premium on the direct and indirect costs for the appropriate financial year.

The previous-year figures for 2005 and the quarterly figures in 2006 have been adjusted in the presentation of the segment information to reflect both the changes in the segment structures and the altered methods applied.

22 Income statement broken down by division

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING	OTHER/ CONSOLI-DATION	HVB GROUP NEW	DISCONTINUED OPERATIONS	FULL HVB GROUP
TOTAL REVENUES								
2006	1,728	550	1,302	2,279	93	5,952	5,215	11,167
2005	1,694	569	1,276	1,889	(215)	5,213	4,428	9,641
Operating costs								
2006	(1,422)	(336)	(495)	(1,163)	(279)	(3,695)	(2,905)	(6,600)
2005	(1,557)	(387)	(541)	(1,110)	(290)	(3,885)	(2,723)	(6,608)
OPERATING PROFIT (LOSS)								
2006	306	214	807	1,116	(186)	2,257	2,310	4,567
2005	137	182	735	779	(505)	1,328	1,705	3,033
Net write-downs of loans and provisions for guarantees and indemnities								
2006	(173)	(10)	(264)	16	(502)	(933)	(728)	(1,661)
2005	(267)	(4)	(402)	(52)	(254)	(979)	(503)	(1,482)
Other items[1]								
2006	(16)	542	(12)	(163)	(57)	294	2,117	2,411
2005	(44)	(45)	(49)	(27)	(291)	(456)	204	(252)
PROFIT (LOSS) BEFORE TAX								
2006	117	746	531	969	(745)	1,618	3,699	5,317
2005	(174)	133	284	700	(1,050)	(107)	1,406	1,299

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Segment Reporting continued

Income statement of the Retail division

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
Net interest income	**1,096**	**1,103**	**261**	**285**	**270**	**280**
Net fees and commissions	629	584	140	139	154	196
Net trading, hedging and fair value income	(1)	0	(1)	(1)	2	(1)
Net other income/expenses	4	7	(10)	(2)	11	5
Net non-interest income	**632**	**591**	**129**	**136**	**167**	**200**
TOTAL REVENUES	**1,728**	**1,694**	**390**	**421**	**437**	**480**
Payroll costs	(557)	(565)	(132)	(139)	(145)	(141)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(865)	(992)	(213)	(227)	(210)	(215)
Operating costs	**(1,422)**	**(1,557)**	**(345)**	**(366)**	**(355)**	**(356)**
OPERATING PROFIT	**306**	**137**	**45**	**55**	**82**	**124**
Restructuring costs	(7)	(50)	(5)	(1)	(1)	0
Net write-downs of loans and provisions for guarantees and commitments	(173)	(267)	(43)	(50)	(51)	(29)
Net income from investments and other items[1]	(9)	6	(7)	(4)	1	1
PROFIT (LOSS) BEFORE TAX	**117**	**(174)**	**(10)**	**0**	**31**	**96**
Cost-income ratio in %	82.3	91.9	88.5	86.9	81.2	74.2

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

With profit before tax of €117 million in the year under review, the Retail division performed excellently in 2006, achieving a turnaround after the loss of €174 million reported for this item in 2005. This improvement in results was achieved mainly by enhancing efficiency on the operating side.

At €306 million, operating profit was more than double the amount posted in 2005. Total revenues increased by €34 million, or 2.0%, to €1,728 million. This development was largely supported by the 7.7% increase in net fees and commissions. This results in part from the successful marketing of innovative investment products, like the "HVB Best of Funds" with a volume of €540 million, "HVB Flex Bonus" with €150 million in the first quarter, "HVB 2 x 5% Profianleihe" with around €380 million in the second quarter and the "HVB Höchststand-Zertifikat" with €200 million in the third quarter. In the fourth quarter, a strong emphasis was placed on boosting sales of the successful investment product "KombiAnlage plus". In the process, we managed to acquire a volume of €1.3 billion in new investments, which will have a positive impact on our future earnings potential in the long run. Net interest income remained almost stable (down 0.6%). At the same time, we managed to almost fully offset the planned reduction of our real estate portfolio by increasing volumes and margins in the deposit-taking business. Operating costs declined by a total of 8.7%, to €1,422 million, reflecting both the success of our PRO efficiency enhancement programme and the benefits generated from efficient cost management. This involves cost reductions posted in both payroll costs and other administrative expenses (including depreciation on property, plant and equipment). The cost-income ratio improved sharply, by 9.6 percentage points to 82.3%, benefiting from the increase in total revenues and the simultaneous decline in operating costs as a result of general efficiency enhancement. Taking the 35.2% reduction in net write-downs of loans and provisions for guarantees and commitments and the lower restructuring costs into account, the division generated profit before tax of €117 million (2005: loss of €174 million). As expected, the net profit for 2006 was generated largely in the first two quarters of the year, while the total declined in the third quarter decreased in line with the weaker business cycle in the summer months. With regard to the small loss generated in the fourth quarter of 2006, it must be noted that the third quarter of 2006 benefited from the positive catch-up effect arising from the technical reorganisation of the new segment structure. At the same time, the fourth quarter's results were affected by the transfers to the Special Credit Portfolio disclosed under the "Other/consolidation" segment for the first time at September 30, 2006. Adjusted for these effects, profit before tax in the fourth quarter would have been slightly higher than the adjusted figure for the third quarter. Besides the isolated result for the fourth quarter, the focus was placed on the sustainable generation of income in the future building on our "KombiAnlage plus" investment product.

Segment Reporting continued

Income statement of the Wealth Management division[1]

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
Net interest income	**163**	**153**	**47**	**40**	**40**	**36**
Net fees and commissions	397	437	86	62	114	135
Net trading, hedging and fair value income	(13)	(10)	(1)	1	(8)	(5)
Net other expenses/income	3	(11)	1	(1)	3	0
Net non-interest income	**387**	**416**	**86**	**62**	**109**	**130**
TOTAL REVENUES	**550**	**569**	**133**	**102**	**149**	**166**
Payroll costs	(117)	(131)	(26)	(25)	(34)	(32)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(219)	(256)	(49)	(43)	(65)	(62)
Operating costs	**(336)**	**(387)**	**(75)**	**(68)**	**(99)**	**(94)**
OPERATING PROFIT	**214**	**182**	**58**	**34**	**50**	**72**
Restructuring costs	(7)	(43)	(5)	(2)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(10)	(4)	(8)	(2)	4	(4)
Net income from investments and other items[2]	549	(2)	10	533	4	2
PROFIT BEFORE TAX	**746**	**133**	**55**	**563**	**58**	**70**
Cost-income ratio in %	61.1	68.0	56.4	66.7	66.4	56.6

1 also includes the activities of the Activest companies in the first half of the year
2 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

HypoVereinsbank's Wealth Management division handles marketing for wealthy customers in Germany, private banking operations in Luxembourg and the activities of the DAB banking group. The division also encompasses the production and marketing of real assets, grouped together in the WealthCap subsidiary currently being formed.

During the divisionalisation process, more than 37,000 wealthy customers with an investment volume of more than €31 billion were transferred from the retail and corporate banking operations of HVB AG. More than 90% of the selected customers immediately accepted the tailored service offering, a take-up rate that far outstripped our expectations.

During the re-organisation of the divisions within the UniCredit Group, the Activest Group (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg and Activest Investmentgesellschaft Schweiz AG, Berne) was sold to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006.

The Wealth Management division's profit before tax is dominated by the gain on the disposal of the Activest companies to Pioneer Global Asset Management S.p.A. The sale yielded a gain on disposal of €543 million, which is carried under net income from investments. The Activest companies left the group of companies included in consolidation with effect from July 1, 2006. At the same time, it is important to note that, unlike the previous year or the first and second quarters of 2006, the totals for the full year 2006 do not include the primary profit contributions of the Activest companies.

Adjusted for the gain on disposal and the deconsolidation effects, the Wealth Management division posted an extremely pleasing 40% year-on-year rise in profit before tax. This also reflects the strong performance of the DAB banking group, which achieved the best results ever in the company's history. In particular, this development can be attributed to the successful increase of transaction volumes in securities operations. The DAB banking group exceeded the one-million-customer mark for the first time in December 2006.

The division's good earnings performance was underpinned by a significant increase in total revenues. Adjusting the figures for the effects of deconsolidation, the Wealth Management division posted an increase of €63 million, or 13%, in this regard. With a 10.3% rise adjusted for deconsolidation effects, net fees and commissions was the driving force behind total revenues. In particular, we succeeded in significantly boosting the share of assets under management from funds and asset management offerings. Net interest income increased by 7.9% after deconsolidation effects. As regards interest income/expense, a slight decline in lending operations was offset by a pleasing development in income from deposit-taking operations.

Operating costs declined by 13.2%, caused mostly by the deconsolidation of the Activest companies. After adjustment for the deconsolidation effects, operating costs remained stable (up 0.3%) despite investments made in the new division. Investments in growth were offset by reductions in ongoing costs. As a result of the good earnings performance, the (adjusted) cost-income ratio improved by 7.7 percentage points to 61.1%.

Segment Reporting continued

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates subdivision

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
Net interest income	**801**	753	**205**	**185**	**202**	**209**
Net fees and commissions	297	283	63	76	73	85
Net trading, hedging and fair value income	4	2	2	4	(2)	0
Net other expenses/income	1	5	(4)	(1)	5	1
Net non-interest income	**302**	**290**	**61**	**79**	**76**	**86**
TOTAL REVENUES	**1,103**	**1,043**	**266**	**264**	**278**	**295**
Payroll costs	(168)	(168)	(43)	(41)	(43)	(41)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(276)	(291)	(73)	(69)	(65)	(69)
Operating costs	**(444)**	**(459)**	**(116)**	**(110)**	**(108)**	**(110)**
OPERATING PROFIT	**659**	**584**	**150**	**154**	**170**	**185**
Restructuring costs	(1)	(19)	0	(1)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(201)	(190)	(74)	(48)	(35)	(44)
Net income from investments and other items[1]	(10)	(15)	(14)	(4)	1	7
PROFIT BEFORE TAX	**447**	**360**	**62**	**101**	**136**	**148**
Cost-income ratio in %	40.3	44.0	43.6	41.7	38.8	37.3

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Corporates, which focuses on the needs of our small and medium-sized corporate customers, performed extremely well in 2006. As a result, profit before tax was one quarter higher than the high level recorded in the previous year.

This can be largely attributed to the strong operating performance, which led to a 12.8% rise in operating profit. In the process, total revenues posted 5.8% growth, driven by a 6.4% rise in net interest income and the 4.9% improvement in net fees and commissions which benefited from higher income from advisory fees under structured finance. In addition, a 3.3% reduction was achieved in operating costs as a result of strict cost management, helping the cost-income ratio to improve to 40.3% in 2006.

Fewer expenses were incurred in non-operating items than in the previous year. At the same time, the 5.8% increase in net write-downs of loans and provisions for guarantees and commitments, to €201 million, was offset by much lower restructuring costs.

Income statement of the
Corporates & Commercial Real Estate Financing division,
Commercial Real Estate Financing subdivision

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
Net interest income	**160**	**198**	**27**	**40**	**44**	**49**
Net fees and commissions	38	30	8	11	11	8
Net trading, hedging and fair value income	0	0	0	0	0	0
Net other expenses/income	1	5	(2)	0	2	1
Net non-interest income	**39**	**35**	**6**	**11**	**13**	**9**
TOTAL REVENUES	**199**	**233**	**33**	**51**	**57**	**58**
Payroll costs	(13)	(19)	(2)	(4)	(3)	(4)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(38)	(63)	(10)	(10)	(8)	(10)
Operating costs	**(51)**	**(82)**	**(12)**	**(14)**	**(11)**	**(14)**
OPERATING PROFIT	**148**	**151**	**21**	**37**	**46**	**44**
Restructuring costs	0	(7)	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	(63)	(212)	(11)	(30)	(4)	(18)
Net income from investments and other items[1]	(1)	(8)	5	(6)	0	0
PROFIT (LOSS) BEFORE TAX	**84**	**(76)**	**15**	**1**	**42**	**26**
Cost-income ratio in %	25.6	35.2	36.4	27.5	19.3	24.1

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Commercial Real Estate Financing continued to be impacted in 2006 by the continuation of the restructuring programme started in the previous year, notably involving the disposal of non-strategic portfolios.

Thus, net interest income was depressed by the continued reduction of volumes, as planned, and decreased by 19.2%. By contrast, net fees and commissions rose by around one quarter. This can be attributed in particular to very lively business with interest derivatives. However, total revenues decreased by 14.6% overall. Compared to 2005, operating costs were reduced by more than a third. This results from the savings in payroll costs entailed in the portfolio disposals coupled with lower other administrative expenses and a decline in amortisation, depreciation and impairment losses on intangible and tangible assets. On account of the pleasing development on the cost side alone, the cost-income ratio improved significantly, by 9.6 percentage points to 25.6%.

Profit before tax increased by a strong €160 million in 2006 to reach €84 million. This improvement was mainly a result of the significant decline in net write-downs of loans and provisions for guarantees and commitments compared to the previous year.

Segment Reporting continued

Income statement of the Markets & Investment Banking division

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
Net interest income	**1,171**	**1,053**	**361**	**268**	**256**	**286**
Net fees and commissions	366	336	106	72	86	102
Net trading, hedging and fair value income	737	482	79	193	171	294
Net other expenses/income	5	18	3	(8)	5	5
Net non-interest income	**1,108**	**836**	**188**	**257**	**262**	**401**
TOTAL REVENUES	**2,279**	**1,889**	**549**	**525**	**518**	**687**
Payroll costs	(522)	(443)	(144)	(120)	(120)	(138)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(641)	(667)	(181)	(147)	(162)	(151)
Operating costs	**(1,163)**	**(1,110)**	**(325)**	**(267)**	**(282)**	**(289)**
OPERATING PROFIT	**1,116**	**779**	**224**	**258**	**236**	**398**
Restructuring costs	(1)	(70)	(1)	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	16	(52)	20	(5)	16	(15)
Net income from investments and other items[1]	(162)	43	(221)	16	16	27
PROFIT BEFORE TAX	**969**	**700**	**22**	**269**	**268**	**410**
Cost-income ratio in %	51.0	58.8	59.2	50.9	54.4	42.1

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

The Markets & Investment Banking division succeeded in increasing its net profit year-on-year by 38.4%, from €700 million to €969 million, in the 2006 financial year. This development can be attributed mainly to the 43.3% improvement in operating profit, to €1,116 million.

Operating profit was boosted by the €390 million rise in total revenues, an increase of 20.6% driven by extremely strong net trading, hedging and fair value income, which we succeeded in increasing by 52.9% compared to the previous year. A significant rise of 8.9% was also recorded for net fees and commissions and 11.2% for net interest income.

As a result of the enhanced total revenues, the cost-income ratio improved by 7.8 percentage points to 51.0%, even though operating costs rose by 4.8% as a result of higher performance-related payroll costs.

Net income from investments and other items was down by €205 million on the previous year. The total includes expenses of €153 million, incurred on a non-recurring basis at this level, arising from a change in the parameters used to calculate the fair values mainly of financial instruments under the categories held for trading and at fair value through profit and loss. In 2005, this item also contained gains realised on the sale of our holdings in Premiere AG and Rhön-Klinikum AG for which there are no disposal gains at a similar level in the year under review; at the same time, lower provisions for risks and charges had a compensatory effect.

As a result of a good market environment, a net reversal of €16 million (previous year: net addition of €52 million) was recorded for net write-downs of loans and provisions for guarantees and commitments in the year under review.

Profit before tax increased by 38.4%, to €969 million, despite the non-recurrent charges incurred as a result of the fair-value discount. Adjusted for this non-recurring effect, a 60% rise, to €1,122 million, would be shown for profit before tax.

Income statement of the Other/consolidation division

INCOME/EXPENSES	2006 € millions	2005 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions	Q1 2006 € millions
TOTAL REVENUES	**93**	**(215)**	**7**	**(2)**	**60**	**28**
Operating costs	**(279)**	**(290)**	**(33)**	**(94)**	**(51)**	**(101)**
OPERATING PROFIT (LOSS)	**(186)**	**(505)**	**(26)**	**(96)**	**9**	**(73)**
Restructuring costs	(44)	(249)	(30)	(12)	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(502)	(254)	(179)	(91)	(132)	(100)
Net income from investments and other items[1]	(13)	(42)	(35)	(11)	2	31
PROFIT (LOSS) BEFORE TAX	**(745)**	**(1,050)**	**(270)**	**(210)**	**(123)**	**(142)**

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

The Other/consolidation division contains Global Banking Services, Group Corporate Centre, including the profit contributions from the newly created Special Credit Portfolio assigned to this segment, plus the Real Estate Restructuring segment previously shown separately and consolidation effects. Total revenues amounted to €93 million in the year under review, following a negative total of €215 million for the previous year. This improvement can be attributed for the most part to the far lower expenses arising from the HVB Immobilien sub-group than in the previous year. The total expenses of €256 million arising from the HVB Immobilien sub-group in the previous year had an impact on total revenues. Total revenues were enhanced by the rise in net trading, hedging and fair value income attributable to the positive effects of currency translation compliant with IAS 21.28 following on from a negative effect in the previous year. This is offset by declining net interest income partly as a result of the planned reduction in volume in the former Real Estate Restructuring segment and lower dividend income. Operating costs fell by 3.8%, despite the expense involved in the initial consolidation of the HVB Immobilen sub-group. The operating loss improved by €319 million compared with the previous year to €186 million. The segment recorded a loss before tax of €745 million at December 31, 2006. This is due mostly to the higher loan-loss provisions of €502 million required primarily for the newly created Special Credit Portfolio and the operating loss caused by restructuring costs of €44 million. The net loss before taxes in 2005 amounted to €1,050 million. Besides the operating loss and restructuring costs of €249 million, this total included loan-loss provisions of €254 million as well as non-recurring expenditure of €225 million arising in conjunction with the acquisition of real estate from the assets of a real estate fund management by the Bank's Internationales Immobilien-Institut GmbH (iii-investments) subsidiary.

In the year under review, in the line "Net income from investments and other items", income from the disposal of shareholdings (€217 million from Munich Re, €55 million from Babcock & Brown and €40 million from Lufthansa) is offset by transfers of €60 million to provisions for rental guarantees relating to space in buildings becoming vacant and valuation expenses of €130 million arising from the disposal of a portfolio of non-strategic real estate announced by the Management Board of HVB AG on December 13, 2006.

Segment Reporting continued

23 Balance sheet figures, broken down by division

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING
Assets held for trading purposes				
2006	3	43	—	107,169
2005	4	40	—	88,652
Total volume of lending				
2006	47,680	5,040	64,090	64,381
2005	52,359	4,313	64,989	66,732
Deposits from other banks				
2006	189	372	1,229	85,286
2005	220	143	909	71,992
Amounts owed to other depositors				
2006	28,625	9,832	25,414	27,214
2005	28,327	9,645	23,691	28,446
Promissory notes and other liabilities evidenced by paper				
2006	373	378	4,085	11,207
2005	397	379	4,632	7,354
Risk-weighted assets (compliant with German Banking Act)				
2006	24,894	3,859	41,567	51,638
2005	28,340	4,116	45,788	50,965

1 2005 figures including HVB Splitska banka

24 Risk provision rates, broken down by operating division, HVB Group new

	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING
Net addition rate (%)				
2006	0.36	0.20	0.41	(0.02)
2005	0.51	0.09	0.62	0.08
Loan-loss rate (%)				
2006	0.87	0.20	0.62	0.33
2005	0.41	0.02	0.61	0.64
Total allowances for losses on loans and advances (€ millions)				
2006	716	28	1,509	626
2005	930	33	1,632	964
Provision rate (%)				
2006	1.50	0.56	2.35	0.97
2005	1.78	0.77	2.51	1.44

OTHER/ CONSOLIDATION	HVB GROUP NEW	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE	CONSOLIDATION	FULL HVB GROUP[1]
(4)	107,211	17,188	(1,409)	122,990
(95)	88,601	18,601	(3,456)	103,746
28,881	210,072	108,022	(4,764)	313,330
38,935	227,328	110,299	(2,900)	334,727
(1,404)	85,672	50,499	(2,403)	133,768
(799)	72,465	45,615	(3,897)	114,183
1,051	92,136	60,817	(322)	152,631
3,272	93,381	66,594	(193)	159,782
60,895	76,938	21,897	(404)	98,431
71,022	83,784	22,763	(565)	105,982
22,989	144,947	85,388	—	230,335
30,429	159,638	85,109	—	244,747

Segment Reporting continued

25 Employees, broken down by operating and service division

	2006	2005
Retail	8,609	8,737
Wealth Management	1,200	1,546
Corporates & Commercial Real Estate Financing	2,184	2,180
Markets & Investment Banking	2,045	2,094
Group Services	5,667	6,167
Group Corporate Centre	6,033	6,629
HVB Group new	**25,738**	**27,353**
Discontinued operations	24,921	33,898
Full HVB Group	**50,659**	**61,251**

26 Segment reporting by region (secondary segmentation)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	GERMANY	REST OF EUROPE	AMERICAS	ASIA	CONSOLIDATION	HVB GROUP NEW	DISCONTINUED OPERATIONS	FULL HVB GROUP
Total revenues								
2006	5,661	1,098	106	133	(1,046)	5,952	5,215	11,167
2005	5,024	709	139	85	(744)	5,213	4,428	9,641
Operating profit								
2006	1,928	724	39	58	(492)	2,257	2,310	4,567
2005	1,568	433	45	18	(736)	1,328	1,705	3,033

Total volume of lending, broken down by region

€ millions	2006	2005
Germany	174,779	180,134
Rest of Europe	41,285	38,496
Americas	5,794	11,753
Asia	3,096	4,994
Consolidation	(14,882)	(8,049)
HVB Group new	**210,072**	**227,328**
Discontinued operations and non-current assets		
or disposal groups held for sale	108,022	110,299
Consolidation	(4,764)	(2,900)
Full HVB Group[1]	**313,330**	**334,727**

1 2005 figures including HVB Splitska banka

Employees, broken down by region

	2006	2005
Germany	24,256	25,682
Rest of Europe	963	1,078
Africa	1	2
Americas	284	307
Asia	234	284
Australia	—	—
HVB Group new	**25,738**	**27,353**
Discontinued operations	24,921	33,898
Full HVB Group	**50,659**	**61,251**

Notes to the Income Statement

27 Net interest income

HVB GROUP NEW	2006 € millions	2005 € millions
Interest and similar income from		
lending and money market transactions	11,846	10,472
fixed-income securities	2,132	1,257
finance leases	50	41
Interest expense and similar charges from		
deposits	(6,689)	(4,230)
promissory notes and		
other liabilities evidenced by paper	(3,558)	(3,695)
subordinated capital	(633)	(679)
Total	**3,148**	**3,166**

Interest income and interest expense for financial assets and liabilities not carried at fair value through profit or loss totalled €11,531 million and €8,964 million, respectively.

28 Dividends and other income from equity investments

HVB GROUP NEW	2006 € millions	2005 € millions
Income from		
equity securities and other variable-yield securities	74	114
subsidiaries	43	48
companies accounted for using the equity method	4	4
participating interests	130	93
Total	**251**	**259**

29 Net fees and commissions

HVB GROUP NEW	2006 € millions	2005 € millions
Securities and custodial services	872	877
Foreign trade operations/money transfer operations	300	304
Lending operations	363	354
Other service operations	218	188
Total	**1,753**	**1,723**

This item comprises the balance of fee and commission income of €2,190 million (2005: €2,093 million) and fee and commission expense of €437 million (2005: €370 million). In terms of the year-on-year change in net fees and commissions, the profit contributions made by the sold Activest companies are only included in net fees and commissions for 2006 up to the middle of the year, which has a negative effect when compared to 2005. Adjusted for consolidation and currency effects, the rate of increase in net fees and commissions totalled 7.0%. In the process, net fees and commissions from the securities and depositary business rose by around 9% in adjusted terms.

30 Net trading, hedging and fair value income

HVB GROUP NEW	2006 € millions	2005 € millions
Net gains on financial instruments		
held for trading	**673**	**464**
Equity contracts	112	89
Interest rate and currency contracts	241	239
Dividend income arising from trading operations	320	136
Private equity realisation gains[1]	**38**	**—**
Effects arising from hedge accounting	**—**	**4**
Net gains on financial instruments designated		
at fair value through profit or loss	**27**	**(13)**
Other net trading, hedging and fair value income	**30**	**(79)**
Total	**768**	**376**

1 the gains on the disposal of actively managed holdings in the private equity business are recorded here. The gains of around €23 million realised in the previous year have not been adjusted. They are shown under net income from investments

31 Net other expenses/income

HVB GROUP NEW	2006 € millions	2005 € millions
Other income		
Income from investment property	65	5
Income from general rental contracts and		
mixed-usage buildings	52	26
Miscellaneous other income	105	110
Other expenses		
Current expense from investment property	(29)	(20)
Absorbed losses	(23)	(272)
Income from general rental contracts and		
mixed-usage buildings	(38)	—
Miscellaneous other expenses	(100)	(160)
Net other expenses/income	**32**	**(311)**

Of the total losses absorbed in 2005, €256 million relate to HVB Immobilien AG due to the existing profit-and-loss transfer agreement with HVB AG. These include the losses of real estate subsidiaries of the HVB Immobilien AG sub-group, which was not consolidated in 2005. The profits and losses of the companies allocated to this sub-group were included in the consolidated financial statements as a result of the profit-and-loss transfer agreement between HVB Immobilien AG and HVB AG. The main companies of the HVB Immobilien AG sub-group have been fully consolidated in the consolidated financial statements of HVB Group with effect from January 1, 2006.

32 Operating costs

HVB GROUP NEW	2006 € millions	2005 € millions
Payroll costs	**(2,216)**	**(2,212)**
Wages and salaries	(1,837)	(1,821)
Social security costs	(260)	(257)
Pension and other employee benefit costs	(119)	(134)
Other administrative expenses	**(1,166)**	**(1,260)**
Amortisation, depreciation and impairment losses	**(313)**	**(413)**
on property, plant and equipment	(174)	(260)
on software and other intangible assets, excluding goodwill	(139)	(153)
Total	**(3,695)**	**(3,885)**

A long-term incentive programme including share-based remuneration transactions featuring compensation in UniCredit shares (stock options and performance shares) has been set up for executives of all UniCredit Group companies selected using defined criteria. The stock options grant entitlement to purchase a UniCredit share at a price which was fixed before the option was issued. A set number of UniCredit shares (performance shares) is transferred free of charge if, after a period of three years, the relevant targets have been met and the beneficiary is still working for the UniCredit Group.

Information on stock options

	2006 STOCK OPTIONS	2005 STOCK OPTIONS
Number	2,658,900	2,933,500
Strike price (€)	5.951	4.817
UCI stock market price (€)	5.951	4.817
Date of granting	June 23, 2006	Nov. 25, 2005
Start of exercise period	June 23, 2010	Nov. 25, 2009
End of exercise period	Dec. 31, 2019	Dec. 31, 2018
Fair value of each option at granting date (€)	1.269	1.0548

Information on performance shares

	2006 PERFORMANCE SHARES	2005 PERFORMANCE SHARES
Number	1,142,300	1,256,800
UCI stock market price (€)	5.951	4.817
Date of conditional granting	June 23, 2006	Nov. 25, 2005
Granting upon satisfaction of criteria	Dec. 31, 2009	Dec. 31, 2008
Fair value of each performance share at granting date (€)	5.574	4.461

The fair value on the date of granting is recorded as an expense on the basis of the expected number of options exercised/performance shares granted over the period or vesting period of the respective programme. The corresponding expenses for the executives of the new HVB Group totalling €3 million in 2006 will be reimbursed to UniCredit when they fall due.

33 Provisions for risks and charges

The largest individual item in net provisions for risks and charges is the expense for rental guarantees related to premises no longer required for banking operations that were vacated in the course of space-optimisation programmes. As a result of discontinuing the use of space, existing tenancy/leasing contracts became onerous contracts for which provisions of €60 milllion must be set aside to meet contractual obligations arising under what are defined by IAS 37.66 as onerous contracts. This will no longer affect our income statements in future years.

Besides further small transfers to provisions for rental guarantees, this item also includes other provisions and accruals for risks and charges as well as provisions for litigation risks in the lending business.

34 Restructuring costs

The restructuring costs relate in part to the business combination of HVB Group with the UniCredit Group. The total amounted to €60 million in 2006, including payroll costs of €27 million and other administrative expenses of €28 million. The restructuring costs of €438 million reported for the previous year mainly concerned allocations to restructuring provisions earmarked primarily for severance packages, depreciation charges on non-current assets and fees.

35 Net write-downs of loans and provisions for guarantees and commitments

HVB GROUP NEW	2006 € millions	2005 € millions
Additions	**(1,919)**	**(2,127)**
Allowances for losses on loans and advances	(1,873)	(2,040)
Allowances for losses on guarantees and indemnities	(46)	(87)
Reversals	**896**	**1,106**
Allowances for losses on loans and advances	864	1,091
Allowances for losses on guarantees and indemnities	32	15
Recoveries from write-offs of loans and advances	90	42
Total	**(933)**	**(979)**

Net write-downs of losses and provisions for guarantees and commitments, to related entities

HVB GROUP NEW	2006 € millions	2005 € millions
Non-consolidated subsidiaries	(2)	—
Joint ventures	—	—
Associated companies	—	—
Other participating interests	7	—
Total[1]	**5**	—

1 Net release

36 Net income from investments

HVB GROUP NEW	2006 € millions	2005 € millions
Gains on the disposal of		
placements, loans and advances	—	—
available-for-sale investments	381	353
held-to-maturity investments	2	10
companies accounted for using the equity method	—	—
shares in affiliated companies	527	6
land and buildings	9	(1)
Write-downs and value adjustments on		
available-for-sale investments	(27)	(4)
held-to-maturity investments	—	—
companies accounted for using the equity method	(30)	(42)
shares in affiliated companies	(8)	(29)
land and buildings	(183)	(224)
Total	**671**	**69**

Gains of €217 million on the disposal of our holding in Münchener Rückversicherungs-Gesellschaft AG (2005: €208 million) represent the biggest item in the gains on the disposal of available-for-sale investments. Also included in the year under review are significant gains on the disposal of Babcock & Brown Limited (€55 million) and Deutsche Lufthansa AG (€40 million). In the previous year, we realised gains on the disposal of our holdings in Premiere AG (€63 million) and Rhön-Klinikum AG (€36 million). The gain on deconsolidation arising from the sale of the Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG and Activest Investmentgesellschaft Luxembourg S. A.) to Pioneer Global Asset Management S.p.A. totalled €543 million. The write-downs and value adjustments on land and buildings in 2006 include valuation expenses of €130 million arising from the disposal of a portfolio of non-strategic real estate announced by the Management Board of HVB AG on December 13, 2006.

Notes to the Income Statement continued

37 Other non-operating expenses

Expenses of €153 million arising from a change in the parameters used to calculate the fair value essentially of financial instruments classified as held for trading and at fair value through profit and loss are shown in a separate line in the income statement called "Other non-operating expenses" (changes in accounting estimates, compliant with IAS 8.32 et seq.). This involves an effect, which is non-recurrent in this magnitude, arising from the initial application of the fair-value discount which takes account of other factors influencing the calculation of the fair value and thus increases the quality of our conservative fair value calculation.

38 Income tax for the period

HVB GROUP NEW	2006 € millions	2005 € millions
Current taxes	(199)	(249)
Deferred taxes	324	235
Total	**125**	**(14)**

The income arising from deferred taxes is mainly attributable to valuation adjustments of deferred tax assets.

The differences between computed income tax for the period and recognised income tax for the period are shown in the following reconciliation:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Profit before tax	1,618	1,299
Applicable tax rate	26,4%	26,4%
Computed income taxes for the period	(427)	(343)
Tax effects		
arising from prior years and changes in tax rates	1	35
arising from foreign income	31	95
arising from non-taxable income	307	211
arising from different tax laws	133	139
arising from non-deductible expenses	(102)	(97)
arising from valuation adjustments and		
the non-recognition of deferred taxes	182	(299)
arising from amortisation of goodwill	0	0
arising from other differences	0	(3)
Recognised income taxes for the period	**125**	**(262)**

The tax rate applicable in the year under review remained unchanged at 26.4%. It comprises the current rate of corporate income tax in Germany of 25.0% and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily current and deferred trade tax in Germany calculated using non-uniform tax rates, and a reduction in corporate income tax and the solidarity surcharge resulting from the deductibility of municipal trade tax. This item also includes the income from the capitalisation of the discounted corporate income tax credit.

The item effects on taxes arising from valuation adjustments and the non-recognition of deferred taxes contains the effects arising from the reduction and increase of deferred tax assets compliant with IAS 12.56 and IAS 12.37. In the previous year, it also included the effects due to the non-recognition of deferred tax assets due to tax losses carried forward and temporary differences in the current financial year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and IAS 12.44, no deferred tax assets or liabilities may be recognised.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Deferred tax liabilities		
Placements with, and loans advances to,		
other banks and customers, incl. provisions		
for losses on loans and advances	84	79
Assets/liabilities held for trading purposes	103	221
Investments	205	601
Property, plant and equipment/intangible assets	77	86
Other assets/liabilities	292	261
Deposits from other banks/amounts		
owed to other depositors	0	6
Other	55	74
Recognised deferred tax liabilities	**816**	**1,328**
Deferred tax assets		
Assets/liabilities held for trading purposes	367	588
Investments	177	262
Property, plant and equipment/intangible assets	60	53
Provisions	456	845
Other assets/liabilities	372	432
Placements with, and loans advances to,		
other banks and customers, incl. provisions		
for losses on loans and advances	132	95
Losses carried forward	579	556
Other	362	236
Recognised deferred tax assets	**2,505**	**3,067**

German corporations are generally charged a definitive corporate income tax rate of 25.0% (previous year: 25.0%), irrespective of whether the earnings are distributed or not. Deferred taxes were measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective multiplier. Given the deductibility of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at HVB AG.

The available-for-sale reserve was reduced by €42 million due to deferred taxes in the year under review. Deferred tax assets of €124 million were offset against the hedge reserve in the current year. On account of the option set forth in IAS 19.93 A, deferred tax assets of €149 million were directly offset from shareholders' equity. In each case, the deferred tax items offset directly against reserves are amounts before adjustment of minority interest.

Compliant with IAS 12, no deferred tax assets have been recognised for tax losses of the new HVB Group carried forward totalling €5,142 million (2005 HVB Group new: €5,290 million) and deductible temporary differences of €1,130 million (2005 HVB Group new: €1,104 million).

39 Income statement and earnings per share of discontinued operations

The following have been defined as discontinued operations: the BA-CA Group, HVB Bank Ukraine, IMB, AS UniCredit Bank, Riga, and the HVB AG branches in Tallinn and Vilnius.

Income statement of discontinued operations

€ millions	2006	2005
Net interest income	2,966	2,684
Net fees and commissions	1,715	1,475
Net trading, hedging and fair value income	462	280
Net other expenses/income	72	(11)
Total revenues	**5,215**	**4,428**
Operating costs	(2,905)	(2,723)
Operating profit	**2,310**	**1,705**
Provisions for risks and charges	(103)	(11)
Write-down on goodwill	—	—
Restructuring costs	(248)	(108)
Net write-downs of loans and provisions		
for guarantees and commitments	(728)	(503)
Net income from investments	2,499	323
Non-operating expenses	(31)	—
Profit before tax	**3,699**	**1,406**
Income tax for the period	(242)	(248)
Net profit	**3,457**	**1,158**
Minorities	(677)	(389)
Net profit	**2,780**	**769**

The net profit (after taxes and minorities) of the discontinued operations totalling €2,780 million was heavily affected in 2006 by the non-recurring effects accruing at BA-CA, which yielded a net gain. Non-recurring effects of €1,868 million are included in the net profit before tax of €3,699 recorded for 2006. We have defined the following as non-recurring effects: the gains on the disposal of the Bank BPH Group (€1,756 million) and HVB Splitska banka (€669 million) recognised in net income from investments offset by restructuring costs of €248 million, non-recurring expense in net write-downs of loans and provisions for guarantees and commitments of €278 million due to changes in methods used and other non-operating expenses of €31 million. Non-recurring expenses of €178 million (restructuring costs of €108 million and additional provisions of €70 million for losses on loans and advances) were included in the previous year.

Adjusted for these items, the profit before tax for 2006 totalled €1,831 million, or €247 million higher than the adjusted previous-year figure of €1,584 million.

The operating profit of the discontinued operation rose by €605 million, or 35.5%, to €2,310 million. Almost €400 million of this increase is attributable to the BA-CA Group and €164 million to IMB. The increase in operating profit is a result of the 17.8% rise in total revenues. Operating costs rose by 6.7%. As a result of the lower net income from investments (adjusted for non-recurring effects) and the higher provisions for risks and charges, the good operating performance overall did not lead to a corresponding rise in the profit before tax adjusted for non-recurring effects.

Earnings per share of discontinued operations

	2006	2005
Earnings per share (€)	3.71	1.03
Earnings per share (adjusted, €)[1]	1.38	1.16

1 2006 figures adjusted for restructuring costs, additional write-downs of loans and provisions for guarantees and commitments, other non-operating expenses and the gain on disposal of HVB Splitska banka and Bank BPH
2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances

40 Earnings per share

FULL HVB GROUP	2006	2005
Net profit adjusted for minorities (€ millions)[1]	2,160	1,163
Average number of shares	750,699,140	750,699,140
Earnings per share (€)	5.89	0.86
Earnings per share (adjusted, €)[1]	2.88	1.55

1 2006 figures adjusted for the defined non-recurring effects
2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances

Notes to the Consolidated Balance Sheet

41 Cash reserve[1]

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Cash on hand and balances with central banks	3,191	7,269
Treasury bills and other bills eligible		
for refinancing with central banks	20	488
Treasury bills, zero-interest Treasury notes and		
similar instruments of public-sector entities	—	322
Bills of exchange	20	166
Total	**3,211**	**7,757**

1 cash and cash equivalents

42 Assets held for trading purposes

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Debt securities and other fixed-income securities	45,709	41,838
Money market instruments	667	1,594
Bonds and notes	45,042	40,244
issued by public-sector borrowers	5,521	7,651
issued by other borrowers	39,521	32,593
of which:		
Marketable securities	45,624	41,692
listed	40,280	36,387
unlisted	5,344	5,305
Equity securities and other variable-yield securities	19,917	11,663
Equity securities	16,493	9,833
Investment securities	3,288	1,697
Other	136	133
of which:		
Marketable securities	19,311	10,986
listed	19,276	10,899
unlisted	35	87
Positive fair values from derivative		
financial instruments	35,114	44,371
Other assets held for trading purposes	6,471	5,647
Total	**107,211**	**103,519**

Debt securities and other fixed-income securities receivable from related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	243	1
Joint ventures	—	—
Associated companies	11	53
Other participating interests	91	20
Total	**345**	**74**

43 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Placements, loans and advances		
Municipal loans	478	1,436
Real estate loans	—	24
Other placements, loans and advances	17,549	21,035
Investments	**23,237**	**34,734**
Total	**41,264**	**57,229**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Banks in Germany	17,641	16,235
Banks in other regions	23,623	40,994
Total	**41,264**	**57,229**

Notes to the Consolidated Balance Sheet continued

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Repayable on demand	12,919	13,459
With agreed maturities	28,345	43,770
up to 3 months	19,963	27,516
from 3 months to 1 year	1,928	7,331
from 1 year to 5 years	4,104	5,939
from 5 years and over	2,350	2,984
Total	**41,264**	**57,229**

The carrying amount of the placements with, and loans and advances to, other banks designated as at fair value through profit or loss at initial recognition (fair-value option) totals €521 million.

Placements with, and loans and advances to, related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	5,442	399
Joint ventures	—	—
Associated companies	31	791
Other participating interests	46	73
Total	**5,519**	**1,263**

44 Loans and advances to customers

Loans and advances to customers, broken down by type of business

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Loans and advances		
Municipal loans	13,864	19,004
Real estate loans	87,841	111,514
Other loans and advances	65,363	140,093
Investments	**2,930**	**4,032**
Total	**169,998**	**274,643**

Loans and advances to customers in Germany and other regions

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Customers in Germany	136,054	154,175
Customers in other regions	33,944	120,468
Total	**169,998**	**274,643**

Loans and advances to customers, broken down by maturity

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Repayable on demand	13,658	23,423
With agreed maturities	156,340	251,220
up to 3 months	22,838	35,679
from 3 months to 1 year	11,999	18,774
from 1 year to 5 years	34,040	55,602
from 5 years and over	87,463	141,165
Total	**169,998**	**274,643**

The carrying amount of the loans and advances to customers designated as at fair value through profit or loss at initial recognition (fair-value option) totals €2,705 million.

Loans and advances to related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	1,124	2,559
Joint ventures	9	10
Associated companies	123	254
Other participating interests	1,298	3,072
Total	**2,554**	**5,895**

Amounts receivable from lease operations (finance lease)

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Gross investment value (by remaining maturity)		
up to 3 months	155	470
from 3 months to 1 year	171	1,059
from 1 year to 5 years	435	3,116
from 5 years and over	24	3,309
Total gross investment	**785**	**7,954**
of which: unguaranteed residual values	—	1,147
Unrealised finance income (by remaining maturity)		
up to 3 months	(6)	(45)
from 3 months to 1 year	(21)	(139)
from 1 year to 5 years	(37)	(438)
from 5 years and over	(2)	(747)
Total unrealised finance income	**(66)**	**(1,369)**
Net investment (by remaining maturity)		
up to 3 months	149	425
from 3 months to 1 year	150	920
from 1 year to 5 years	398	2,678
from 5 years and over	22	2,562
Total net investment	**719**	**6,585**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments made over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realised by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unrealised finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

45 Allowances for losses on loans and advances

Analysis of provisions for losses on loans and advances

€ millions	COUNTERPARTY RISK	PORTFOLIO ALLOWANCES	TOTAL
Balance at January 1, 2005 Full HVB Group	**12,924**	**480**	**13,404**
Changes affecting income			
Gross additions	2,705	502	3,207
Releases	(1,651)	(97)	(1,748)
Changes not affecting income			
Changes due to make-up of group of consolidated companies and			
reclassifications of disposal groups held for sale	53	37	90
Use of existing loan-loss allowances	(2,328)	(306)	(2,634)
Effects of currency translation and other changes not affecting income	275	(24)	251
Non-current assets or disposal groups held for sale	(59)	—	(59)
Balance at December 31, 2005 Full HVB Group	**11,919**	**592**	**12,511**
Balance at January 1, 2006 Full HVB Group	**11,919**	**592**	**12,511**
Discontinued operations	(3,159)	(124)	(3,283)
Balance at January 1, 2006 HVB Group new	**8,760**	**468**	**9,228**
Changes affecting income			
Gross additions	1,592	281	1,873
Releases	(853)	(11)	(864)
Changes not affecting income			
Changes due to make-up of group of consolidated companies and			
reclassifications of disposal groups held for sale	(397)	—	(397)
Use of existing loan-loss allowances	(3,569)	(267)	(3,836)
Effects of currency translation and other changes not affecting income	62	2	64
Non-current assets or disposal groups held for sale	—	—	—
Balance at December 31, 2006 HVB Group new	**5,595**	**473**	**6,068**

Breakdown of allowances for losses on loans and advances

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Placements with, and loans and		
advances to, other banks	102	169
Loans and advances to customers	5,493	11,750
Portfolio allowances	473	592
Total	**6,068**	**12,511**

46 Analysis of total volume of lending and loan-loss provision ratios

Total volume of lending

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Placements with, and loans and		
advances to, other banks	18,027	22,495
Loans and advances to customers	167,068	270,611
Contingent liabilities arising from		
guarantees and indemnities	24,977	39,513
Total	**210,072**	**332,619**

Ratio of allowances to total lendings

	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Total allowances for losses on loans and		
advances (€ millions)	6,317	12,993
Allowances for losses on loans and		
advances (€ millions)	6,068	12,511
Allowances for losses on guarantees and		
indemnities (€ millions)	249	482
Total volume of lending (€ millions)	210,072	332,619
Provision rate[1] (%)	**3.01**	**3.91**

1 total allowances divided by total volume of lending

Net addition rate

	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Net write-downs of loans and provisions		
for guarantees and commitments (€ millions)	933	1,482
Total volume of lending (€ millions)	210,072	332,619
Net addition rate[1] (%)	**0.44**	**0.45**

1 net write-downs of loans and provisions for guarantees and commitments divided by total volume of lending

Loan-loss rate

	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Use of existing loan-loss allowances (€ millions)	3,836	2,634
+ Use of allowances for losses		
on guarantees and indemnities (€ millions)	3	14
– Recoveries from written-off loans and		
advances (€ millions)	90	87
Loan losses (€ millions)	3,749	2,561
Total volume of lending (€ millions)	210,072	332,619
Loan-loss rate[1] (%)	**1.78**	**0.77**

1 loan losses divided by total volume of lending

The increase in the loan-loss rate to 1.78% in the year under review arose largely in conjunction with the greater use of existing loan-loss allowances (loan defaults) relating to various portfolio disposals.

47 Investments

Analysis of investments

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Held-to-maturity investments		
Debt securities and other fixed-income securities	471	8,017
Available-for-sale investments	7,138	14,697
Non-consolidated subsidiaries	588	1,149
Participating interests	1,884	1,693
Debt securities and other fixed-income securities	2,700	7,491
Equity securities and other variable-yield securities	1,966	4,364
of which: long-term securities	1,413	3,788
Fair-value-option investments	11,728	21,136
Debt securities and other fixed-income securities	11,613	19,134
Equity securities and other variable-yield securities	115	2,002
Companies accounted for using the equity method	35	1,036
of which: goodwill	—	83
Investment property	473	533
Total	**19,845**	**45,419**

Breakdown of carrying amounts at December 31, 2006

HVB GROUP NEW € millions	NON-CONSOLIDATED SUBSIDIARIES	COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	PARTICIPATING INTERESTS	DEBT SECURITIES AND OTHER FIXED-INCOME SECURITIES	EQUITY SECURITIES AND OTHER VARIABLE-YIELD SECURITIES	TOTAL
Marketable securities	22	—	996	14,127	1,476	16,621
listed securities	22	—	846	13,338	855	15,061
unlisted securities	—	—	150	789	621	1,560

€2,832 million of the debt securities and other fixed-income securities mature in 2007.

Statement of changes in non-consolidated subsidiaries, participating interests, companies accounted for using the equity method and investment property

€ millions	NON-CONSOLIDATED SUBSIDIARIES	PARTICIPATING INTERESTS	COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		INVESTMENT PROPERTY	TOTAL
			TOTAL	OF WHICH: GOODWILL		
Acquisition cost						
Balance at Jan. 1, 2006 Full HVB Group	1,844	2,094	949	83	895	5,782
Balance at Jan. 1, 2006 Discontinued operations	(1,041)	(211)	(815)	(83)	(333)	(2,400)
Balance at Jan. 1, 2006 HVB Group new	803	1,883	134	—	562	3,382
Changes in consolidated group	71	152	—	—	1,156	1,379
Changes arising from foreign currency translation	(2)	—	—	—	—	(2)
Additions	20	228	—	—	4	252
Reclassifications	89	(3)	—	—	14	100
Disposals	(220)	(232)	—	—	(136)	(588)
Non-current asstes or disposal groups held for sale	—	(1)	—	—	(676)	(677)
Balance at Dec. 31, 2006 HVB Group new	761	2,027	134	—	924	3,846
Changes in valuation not affecting income						
Balance at Jan. 1, 2006 Full HVB Group	11	431	—	—	—	442
Balance at Jan. 1, 2006 Discontinued operations	(11)	(24)	—	—	—	(35)
Balance at Jan. 1, 2006 HVB Group new	—	407	—	—	—	407
Changes in consolidated group	—	—	—	—	—	—
Changes arising from foreign currency translation	—	—	—	—	—	—
Changes in value not affecting income	8	224	—	—	—	232
Reclassifications	—	—	—	—	—	—
Disposals	—	(53)	—	—	—	(53)
Non-current asstes or disposal groups held for sale	—	—	—	—	—	—
Balance at Dec. 31, 2006 HVB Group new	8	578	—	—	—	586

[redacted]

Statement of changes in non-consolidated subsidiaries, participating interests, companies accounted for using the equity method and investment property

€ millions	NON-CONSOLIDATED SUBSIDIARIES	PARTICIPATING INTERESTS	COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD TOTAL	COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD OF WHICH: GOODWILL	INVESTMENT PROPERTY	TOTAL
Cumulative change arising from						
accounting using the equity method,						
full HVB Group						
Balance at Jan. 1, 2006						
Full HVB Group	—	—	159	—	—	159
Balance at Jan. 1, 2006						
Discontinued operations	—	—	(155)	—	—	(155)
Balance at Jan. 1, 2006						
HVB Group new	—	—	4	—	—	4
Write-downs and write-ups						
Balance at Jan. 1, 2006						
Full HVB Group	(706)	(832)	(72)	—	(362)	(1,972)
Balance at Jan. 1, 2006						
Discontinued operations	303	73	1	—	119	496
Balance at Jan. 1, 2006						
HVB Group new	(403)	(759)	(71)	—	(243)	(1,476)
Changes in consolidated group	(46)	—	—	—	(451)	(497)
Changes arising from foreign						
currency translation	2	(1)	(2)	—	1	—
Write-downs	(8)	(7)	(30)	—	(186)	(231)
Write-ups	—	—	—	—	11	11
Reclassifications	92	—	—	—	(4)	88
Disposals	182	46	—	—	59	287
Non-current assets or						
disposal groups held for sale	—	—	—	—	362	362
Balance at Dec. 31, 2006						
HVB Group new	(181)	(721)	(103)	—	(451)	(1,456)
Carrying amounts						
Balance at Dec. 31, 2005						
Full HVB Group	1,149	1,693	1,036	83	533	4,411
Balance at Dec. 31, 2006						
HVB Group new	588	1,884	35	—	473	2,980

Notes to the Consolidated Balance Sheet continued

The following table shows the breakdown of debt securities and other fixed-income securities, as well as equity securities and other variable-yield securities:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Debt securities and other fixed-income securities	14,784	34,642
Money market instruments	38	1,731
Bonds and notes	14,746	32,911
issued by public-sector borrowers	7,492	14,543
issued by other borrowers	7,254	18,368
Equity securities and other variable-yield securities	2,081	6,366
of which:		
Equity securities	871	2,109
Investment securities	1,184	2,575

Debt securities and other fixed-income securities receivable from related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	—	9
Joint ventures	—	—
Associated companies	96	131
Other participating interests	—	123
Total	**96**	**263**

Fair value of investments

The fair value of investment property in the new HVB Group totalled €516 million (2005: €562 million, full HVB Group). The appraisals prepared to calculate the fair values are based on recognised appraisal methods used by external assessors, primarily taking the form of asset-value and gross-rental methods.

The fair value of major investments in listed non-banks totals €1.6 billion. The comparison with the carrying amount gives rise to a price reserve of around €0.5 billion.

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2006		2005	
	INTEREST[1] in %	MARKET VALUE € millions	INTEREST[1] in %	MARKET VALUE € millions
Agrob AG	52.7	22	52.7	22
Babcock & Brown Ltd.	4.9	179	8.4	206
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	527	<5.0	400
Köhler & Krenzer Fashion AG	<50.0	13	<50.0	18
Münchener Rückversicherungs-Gesellschaft AG	2.2	659	4.9	1,281
Nordex AG	4.3	38	5.7	17
Wüstenrot & Württembergische AG	7.5	140	7.5	94
HVB Group new		**1,578**		**2,038**
Discontinued operations				
Unternehmens Invest AG[2]	13.0	9	13.0	6
Wienerberger AG	0.6	21	5.2	132
Full HVB Group		**1,608**		**2,176**

1 aggregate total
2 sold in 2007

Where percentages are shown with <, the figure stated has been rounded. Thus <50.0% corresponds to 49.99%, for instance.

48 Property, plant and equipment

€ millions	LAND AND BUILDINGS	PLANT AND OFFICE EQUIPMENT	LEASED ASSETS FROM OPERATING LEASE	CONSTRUCTION IN PROGRESS	TOTAL
Acquisition/production cost					
Balance at Jan. 1, 2006					
Full HVB Group	3,340	2,325	77	53	5,795
Balance at Jan. 1, 2006					
Discontinued operations	(1,088)	(1,032)	(77)	(44)	(2,241)
Balance at Jan. 1, 2006					
HVB Group new	2,252	1,293	—	9	3,554
Changes in consolidated group	149	(13)	—	—	136
Changes arising from foreign currency translation	—	(6)	—	—	(6)
Additions	8	89	—	2	99
Reclassifications	(17)	5	—	(8)	(20)
Disposals	(58)	(179)	—	—	(237)
Non-current assets or disposal groups held for sale	(56)	(7)	—	(1)	(64)
Balance at Dec. 31, 2006					
HVB Group new	2,278	1,182	—	2	3,462
Depreciation and write-ups					
Balance at Jan. 1, 2006					
Full HVB Group	(1,296)	(1,739)	(35)	(2)	(3,072)
Balance at Jan. 1, 2006					
Discontinued operations	299	753	35	1	1,088
Balance at Jan. 1, 2006					
HVB Group new	(997)	(986)	—	(1)	(1,984)
Changes in consolidated group	(46)	13	—	—	(33)
Changes arising from foreign currency translation	—	3	—	—	3
Scheduled depreciation	(50)	(92)	—	—	(142)
Non-scheduled depreciation	(22)	(3)	—	—	(25)
Write-ups	—	—	—	—	—
Reclassifications	10	1	—	—	11
Disposals	39	174	—	—	213
Non-current assets or disposal groups held for sale	37	4	—	1	42
Balance at Dec. 31, 2006					
HVB Group new	(1,029)	(886)	—	—	(1,915)
Carrying amounts					
Balance at Dec. 31, 2005					
Full HVB Group	2,044	586	42	51	2,723
Balance at Dec. 31, 2006					
HVB Group new	1,249	296	—	2	1,547

49 Intangible assets

Write-downs on goodwill are shown in a separate item in the income statement. Amortisation of software and other intangible assets is normally stated under amortisation, depreciation and impairment losses on intangible and tangible assets under operating costs.

Analysis of intangible assets

€ millions	GOODWILL FROM SUBSIDIARIES	SOFTWARE OF WHICH: ACQUIRED	SOFTWARE OF WHICH: INTERNALLY-GENERATED	OTHER INTANGIBLE ASSETS	ADVANCE PAYMENTS FOR INTANGIBLE ASSETS
Acquisition/production cost					
Balance at Jan. 1, 2006					
Full HVB Group	3,956	884	511	206	327
Discontinued operations at Jan. 1, 2006	(2,865)	(417)	(202)	(152)	(39)
Balance at Jan. 1, 2006					
HVB Group new	1,091	467	309	54	288
Changes in consolidated group	—	(44)	—	(49)	—
Changes arising from foreign currency translation	—	(1)	(1)	—	—
Additions	—	30	17	—	52
Reclassifications	—	80	144	—	(224)
Disposals	—	(33)	(118)	—	(1)
Non-current assets or disposal groups held for sale	(5)	(6)	—	—	—
Balance at Dec. 31, 2006					
HVB Group new	1,086	493	351	5	115
Amortisation, write-downs and write-ups					
Balance at Jan. 1, 2006					
Full HVB Group	(1,901)	(686)	(305)	(120)	(96)
Discontinued operations at Jan. 1, 2006	1,234	349	104	86	—
Balance at Jan. 1, 2006					
HVB Group new	(667)	(337)	(201)	(34)	(96)
Changes in consolidated group	—	43	—	35	—
Changes arising from foreign currency translation	—	1	—	—	—
Scheduled amortisation and write-downs	—	(65)	(73)	(2)	—
Non-scheduled amortisation and write-downs	—	(3)	—	—	—
Write-ups	—	—	—	—	—
Reclassifications	—	—	(88)	—	88
Disposals	—	31	118	—	1
Non-current assets or disposal groups held for sale	3	4	—	—	—
Balance at Dec. 31, 2006					
HVB Group new	(664)	(326)	(244)	(1)	(7)
Carrying amounts					
Balance at Dec. 31, 2005					
Full HVB Group	2,055	198	206	86	231
Balance at Dec. 31, 2006					
HVB Group new	422	167	107	4	108

50 Income tax assets

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Current tax assets	240	224
Deferred tax assets	2,505	3,067
Total	**2,745**	**3,291**

51 Other assets

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Positive fair values arising from derivative financial instruments	1,258	3,118
Miscellaneous other assets	1,606	2,117
Prepaid expenses	157	338
Total	**3,021**	**5,573**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk.

Miscellaneous other assets

This item includes non-banking receivables, among other things.

52 Balance sheet at December 31, 2006, HVB Group new (pro forma)

Assets	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions	CHANGE € millions	CHANGE in %
Cash reserve	3,211	3,557	(346)	(9.7)
Assets held for trading purposes	107,211	88,601	+ 18,610	+ 21.0
Placements with, and loans and advances to, other banks	54,977	48,897	+ 6,080	+ 12.4
Loans and advances to customers	169,998	185,241	(15,243)	(8.2)
Allowances for losses on loans and advances	(6,068)	(9,228)	+ 3,160	+ 34.2
Investments	19,845	26,981	(7,136)	(26.4)
Property, plant and equipment	1,547	1,568	(21)	(1.3)
Intangible assets	808	947	(139)	(14.7)
Income tax assets	2,745	2,274	+ 471	+ 20.7
Other assets	3,021	2,820	+ 201	+ 7.1
Non-current assets or disposal groups held for sale	1,004	—	+ 1,004	+ 100.0
Total assets	**358,299**	**351,658**	**+ 6,641**	**+ 1.9**

Notes to the Consolidated Balance Sheet continued

Liabilities	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions	CHANGE € millions	in %
Deposits from other banks	85,672	72,465	+ 13,207	+ 18.2
Amounts owed to other depositors	92,136	93,381	(1,245)	(1.3)
Promissory notes and other liabilities evidenced by paper	76,938	83,784	(6,846)	(8.2)
Liabilities held for trading purposes	59,962	59,775	+ 187	+ 0.3
Provisions	1,683	1,522	+ 161	+ 10.6
Income tax liabilities	1,439	1,347	+ 92	+ 6.8
Other liabilities	5,214	5,636	(422)	(7.5)
Subordinated capital	12,142	13,243	(1,101)	(8.3)
Liabilities of disposal groups held for sale	1,242	—	+ 1,242	+ 100.0
Shareholders' equity	21,871	20,505	+ 1,366	+ 6.7
Shareholders' equity attributable to shareholders of HVB AG	21,019	19,650	+ 1,369	+ 7.0
Minority interest	852	855	(3)	(0.4)
Total shareholders' equity and liabilities	**358,299**	**351,658**	**+ 6,641**	**+ 1.9**

The following assumptions were applied when preparing the pro forma balance sheets for the new HVB Group at the reporting dates of December 31, 2005 and December 31, 2006:

- To simplify things, it was assumed in the pro forma views at the two reporting dates of December 31, 2005 and December 31, 2006 that the gains on disposal determined on the day of the Extraordinary Meeting of Shareholders on October 25, 2006 would also have been realisable on these two reporting dates. Moreover, costs to sell were disregarded in each case.

- Any effects from reinvesting the gains on disposal in the balance sheet and income statement are not included in the pro forma view, as no definite decisions had been made with regard to possible reinvestment and hence no concrete earnings expectations can be assumed. The effects of these transactions are not shown in the income statement for the same reasons.

- Under applicable German tax law, the gain on disposal arising from the sale of shareholdings is not subject to corporate income tax, solidarity surcharge or municipal trade tax. An amount of 5% of the gain on disposal is classified as a non-deductible operating expense and is consequently subject to corporate income plus solidarity surcharge and municipal trade tax. The gain on the disposal of the foreign branch in Vilnius, Lithuania, is subject to an income tax charge of 19%, while the gain on the disposal of the foreign branch in Riga, Latvia, is subject to an income tax charge of 24%. The tax charges have been allocated to the tax provision.

- As HVB Group exercised in the first quarter of 2006 the new option in the revised IAS 19.93A "Employee benefits" to be applied retroactively permitting unrealised actuarial gains or losses to be carried in shareholders' equity outside the profit or loss for the period, the comparison values for the previous years and the statement of changes in shareholders' equity have been adjusted accordingly.

53 Assets of discontinued operations

€ millions	Dec. 31, 2006
Assets	
Cash reserve	2,874
Assets held for trading purposes	17,188
Placements with, and loans and advances to, other banks	32,694
Loans and advances to customers	88,504
Allowances for losses on loans and advances	(2,755)
Investments	18,296
Property, plant and equipment	915
Intangible assets	1,984
Income tax assets	1,022
Other assets	2,725
Total assets	**163,447**

54 Non-current assets or disposal groups held for sale

Compliant with IFRS 5, non-current assets held for sale and the assets of a disposal group held for sale are shown separately in the balance sheet. This item contains the following:

- HVB Payments & Services (PAS)
  The Bank's PAS payments subsidiary was sold to Postbank with effect from January 1, 2007. Under the terms of the deal, Postbank took over the handling of payments for HVB.

- On December 13, 2006, the Management Board of HVB AG announced the sale to Värde Partners, Inc., of a portfolio of non-strategic real estate carried under investments. Consequently, this real estate portfolio is classified as held for sale compliant with IFRS 5. A valuation expense of €130 million carried in net income from investments was incurred in this context, which IFRS 5.41c requires to be disclosed.

- In addition, various other investment properties previously carried under investments have been classified as held for sale. This is also the case for individual buildings which were carried under property, plant and equipment on account of their predominant use for bank operations.

- A resolution was adopted in the fourth quarter of 2006 to sell the Bank's Nordinvest, Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg, subsidiary. On January 31, 2007, HVB AG and Pioneer Global Asset Management S.p.A. (PGAM) agreed on a sale to PGAM. The goal is integrate Nordinvest into the Pioneer Investments Group.

- On November 7, 2006, HVB AG announced that it had reached agreement with Barclays Bank PLC on the sale of Indexchange AG for €240 million.

- As HVB Group companies concentrate on their respective core competencies, HVB Banque Luxembourg S. A., Luxembourg, will cease to offer depositary banking services from the middle of 2007 in accordance with a resolution adopted during the year under review. Consequently, the balance sheet totals relating to its depositary banking activities have been classified as held for sale.

€ millions	Dec. 31, 2006
Assets	
Cash reserve	—
Assets held for trading purposes	—
Placements with, and loans and advances to, other banks	3
Loans and advances to customers	614
Allowances for losses on loans and advances	—
Investments	343
Property, plant and equipment	22
Intangible assets	4
Income tax assets	5
Other assets	13
Total assets	**1,004**

55 Subordinated assets

The following asset items include subordinated assets:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Placements with, and loans and advances to, other banks	1,377	2,690
of which:		
to non-consolidated subsidiaries	96	26
to joint ventures	—	—
to associated companies	—	2
to other participating interests	—	—
Loans and advances to customers	494	791
of which:		
to non-consolidated subsidiaries	—	5
to joint ventures	—	—
to associated companies	—	—
to other participating interests	—	—
Assets held for trading purposes	2,433	1,777
Investments	328	910
Total	4,632	6,168

56 Repurchase agreements

As a seller under repurchase agreements, the new HVB Group entered into sales and repurchase transactions for securities with a carrying amount of €27.0 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities (see also Note 72 "Assets assigned or pledged as security for own liabilities"). They comprise mainly repo transactions on international money markets and open-market transactions with central banks.

57 Securitisation

Securitisation involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitisation programmes is the desire to reduce the risk in the Bank's loan portfolio and to achieve the optimum capital allocation for creating value. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralisation in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes and so on) in the case of synthetic securitisation, and by selling balance sheet assets (true sale) in the case of traditional securitisation.

The full HVB Group continued its securitisation activities in 2006 with two new transactions: Provide A 2006-1 and Promise XXS 2006-1. The corresponding volume of lending newly outplaced totalled €7.0 billion at year-end, serving to reduce €5.7 billion from risk-weighted assets in accordance with the German Banking Act. At the same time, the Amadeus, Lombard Sec. No. 1, Promise A 2000-1, Promise A 2002-1 and Promise Austria 2002-1 transactions expired during 2006 with an aggregate lending volume of €1.8 billion. This resulted in the reversal of a reduction of €1.6 billion in risk-weighted assets compliant with the German Banking Act.

At December 31, 2006, the total volume of lending in the full HVB Group's full set of ongoing securitisation programmes totalled €30.0 billion (2005: €28.9 billion), serving to deduct €21.4 billion (2005: €19.4 billion in accordance with the German Banking Act) from risk-weighted assets in accordance with the German Banking Act.

With the true sale transactions which have been carried out, namely
GELDILUX-TS-2005 S.A.,
GELDILUX-TS-2003 S.A.,
and SUCCESS-2005 B.V. (Bank Austria Creditanstalt Leasing GmbH), the underlying receivables with a carrying amount of €6.5 billion are still fully shown in the balance sheet in accordance with the elemination regulations of IAS 39. The carrying amount of the associated liabilities in accordance with IAS 39.94 is €6.5 billion.

As a rule, the originator of securitisation programmes retains a small slice of the risk in the form of a first loss piece or an interest subparticipation.

The Bank sold this lowest ranking tranche in the two new transactions Provide A 2006-1 and Promise XXS 2006-1.

In the programmes listed below, the first loss pieces total €203 million and the interest subparticipations €115 million.

ISSUER HVB GROUP NEW	TRANSACTION NAME	LEGAL TRANSACTION MATURITY Transaction call date	TYPE OF ASSET SECURITISED	TOTAL VOLUME OF LENDING € millions	REDUCTION IN RISK-WEIGHTED ASSETS COMPLIANT WITH THE GERMAN BANKING ACT[1] € millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	July 1, 2038 June 28, 2006	Securities portfolio		expired in June 2006
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	Feb. 28, 2011 May 30, 2006	Corporate loans		expired in May 2006
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	Dec. 27, 2039 Dec. 27, 2007	Private mortgage loans	393	370
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	July 23, 2054 Jan. 18, 2009	Private mortgage loans	2,866	1,162
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	Oct. 31, 2054 Jan. 23, 2009	Private mortgage loans	2,858	1,156
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	July 28, 2012 April 28, 2006	Corporate loans		expired in April 2006
Bayerische Hypo- und Vereinsbank AG	LOMBARD Sec. No. 1	May 15, 2017 Feb. 15, 2006	Corporate loans		expired in March 2006
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	Feb. 28, 2016 Feb. 28, 2008	Corporate loans	450	419
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	July 28, 2055 Oct. 28, 2009	Private mortgage loans	2,129	1,386
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	Sept. 28, 2015 June 28, 2007	Corporate loans	792	720
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	Nov. 27, 2045 Feb. 27, 2010	Private mortgage loans	2,419	1,497
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003-1	June 15, 2009 Jan. 15, 2007	Euroloans	562	522
Total for 1998–2003 HVB Group new				**12,469**	**7,232**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	Dec. 31, 2040 Jan. 1, 2008	Securities portfolio	505	340
Total for 2004 HVB Group new				**505**	**340**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2005-1	Aug. 25, 2048 Feb. 25, 2011	Private mortgage loans	4,146	2,570
HVB Banque Luxembourg S.A.	GELDILUX-TS-2005-1	Dec. 10, 2012 Series 1: July 10, 2008 Series 2: Jan. 10, 2009 Series 3: July 10, 2010	Euroloans	5,488	5,184
Total for 2005 HVB Group new				**9,634**	**7,754**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2006-1	Aug. 25, 2048 May 1, 2012	Private mortgage loans	2,843	1,851
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2006-1	May 12, 2024 Aug. 12, 2012	Corporate loans	3,065	2,862
Total for 2006 HVB Group new				**5,908**	**4,713**

Notes to the Consolidated Balance Sheet continued

ISSUER HVB GROUP NEW	TRANSACTION NAME	LEGAL TRANSACTION MATURITY Transaction call date	TYPE OF ASSET SECURITISED	TOTAL VOLUME OF LENDING € millions	REDUCTION IN RISK-WEIGHTED ASSETS COMPLIANT WITH THE GERMAN BANKING ACT[1] € millions
Discontinued operations					
Bank Austria Creditanstalt AG	PROMISE Austria-2002	Feb. 28, 2013 May 29, 2006	Corporate loans		expired in May 2006
Bank Austria Creditanstalt Leasing GmbH	Success-2005 B.V.	July 15, 2015 Oct. 15, 2010	Leasing receivables	425	425
Bank Austria Creditanstalt AG	PROMISE XXS-2006-1	May 12, 2024 Aug. 12, 2012		1,074	951
Total discontinued operations				**1,499**	**1,376**
Full HVB Group				**30,015**	**21,415**

1 does not include any retained risks in the form of first loss pieces or interest subparticipations. Other retained tranches are not listed

The values shown are carrying amounts relating to the respective closing date.

58 Deposits from other banks

Deposits from other banks in Germany and other regions

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Banks in Germany	33,690	37,497
Banks in other regions	51,982	76,242
Total	**85,672**	**113,739**

Deposits from other banks, broken down by maturity

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Repayable on demand	20,420	16,394
With agreed maturities	65,252	97,345
up to 3 months	49,263	65,965
from 3 months to 1 year	4,944	7,304
from 1 year to 5 years	5,075	9,562
from 5 years and over	5,970	14,514
Total	**85,672**	**113,739**

Amounts owed to related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	16,191	2,699
Joint ventures	—	311
Associated companies	7	10,730
Other participating interests	155	136
Total	**16,353**	**13,876**

59 Amounts owed to other depositors

Amounts owed to other depositors in Germany and other regions

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Customers in Germany	74,527	75,326
Customers in other regions	17,609	83,095
Total	**92,136**	**158,421**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
With agreed maturities		
up to 3 months	13,696	21,102
from 3 months to 1 year	105	3,166
from 1 year to 5 years	723	5,576
from 5 years and over	1,270	6,867
Total	**15,794**	**36,711**

Other liabilities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Repayable on demand	40,114	65,303
With agreed maturities	36,228	56,407
up to 3 months	26,366	37,117
from 3 months to 1 year	2,033	7,013
from 1 year to 5 years	2,871	4,781
from 5 years and over	4,958	7,496
Total	**76,342**	**121,710**

Amounts owed to related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	1,120	1,632
Joint ventures	1	3
Associated companies	6	138
Other participating interests	3,270	2,933
Total	**4,397**	**4,706**

60 Promissory notes and other liabilities evidenced by paper

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Debt securities in issue	58,238	83,305
Mortgage bonds	26,066	31,047
Public-sector bonds	2,918	5,042
Other debt securities	28,819	46,194
Money market instruments	435	1,022
Registered notes in issue	18,689	21,477
Mortgage bonds	14,463	16,201
Public-sector bonds	4,135	5,212
Other debt securities	91	64
Other promissory notes and liabilities evidenced by paper	11	1,200
Total	**76,938**	**105,982**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
With agreed maturities		
up to 3 months	12,134	14,487
from 3 months to 1 year	11,613	19,683
from 1 year to 5 years	32,475	42,956
from 5 years and over	20,716	28,856
Total	**76,938**	**105,982**

Promissory notes and other liabilities evidenced by paper, payable to related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	1,388	1,668
Joint ventures	—	—
Associated companies	39	52
Other participating interests	31	104
Total	**1,458**	**1,824**

61 Liabilities held for trading purposes

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Negative fair values arising from derivative financial instruments	36,964	45,253
Other liabilities held for trading purposes	22,998	18,385
Total	**59,962**	**63,638**

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. Also included under other liabilities held for trading purposes are warrants, certificates and bonds issued by the Bank's trading department as well as delivery obligations arising from short sales of securities held for trading purposes.

62 Provisions

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Provisions for pensions and similar commitments	190	3,905
Allowances for losses on guarantees and indemnities	249	482
Restructuring provisions	243	564
Other provisions	1,001	721
including:		
long-term liabilities to employees	106	126
Total	**1,683**	**5,672**

Provisions for pensions, HVB Group new
The provisions for pensions and similar obligations include the direct commitments to HVB Group employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. The pension obligations are reduced by the fair value of plan assets. In addition, Group companies make contributions for commitments made by independent pension organisations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognised as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totalled €71 million (2005: €98 million).

For the purpose of calculating the amounts of these commitments, the valuation parameters of the HVB Group were unchanged:

in %	Dec. 31, 2006/ Jan. 1, 2007	Dec. 31, 2005/ Jan. 1, 2006
Interest rate	4.25	4.25
Expected return on plan assets	5.0	5.0
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.0	2.0
Rate of increase over career	0–1.5	0–1.5

Funding status

€ millions	2006 HVB GROUP NEW
Present value of unfunded pension commitments	134
Present value of funded pension commitments	2,399
Outstanding actuarial loss	—
Fair value of plan assets	(2,343)
Capitalised excess cover of plan assets	—
Recognised pension provisions	**190**

With effect from January 1, 2006, HVB Group has exercised the new option in the revised IAS 19.93 A "Employee benefits" permitting unrealised actuarial gains or losses to be carried in shareholders' equity outside the profit or loss for the period.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	2006
Balance at Jan. 1, 2006 before change in IAS 19 Full HVB Group	2,797
Effect of initial application of amended IAS 19	1,108
Balance at Jan. 1, 2006 before change in IAS 19 Full HVB Group	3,905
– discontinued operation at Jan. 1, 2006	3,653
Balance at January 1, 2006 HVB Group new	252
Pension expense	52
Payments affecting liquidity	(100)
Allocations to plan assets	—
Excess cover for plan assets	—
Range for treatment not affecting income	(12)
Changes in consolidated group	13
Changes arising from foreign currency translation	—
Non-current assets or disposal groups held for sale	(15)
Balance at Dec. 31, 2006 HVB Group new	190

The following table shows the breakdown of pension expense:

€ millions	2006 HVB GROUP NEW
Present value of the pension claims vested in the year under review	43
Interest expense	107
Expected income from plan assets	(113)
Losses from changes to plans	15
Total	**52**

HVB AG set up plan assets in the form of so-called contractual trust arrangements (CTA). This involved transferring the assets required to fund its pension commitments to legally independent trustees – including HVB Trust e.V. IAS 19.54 requires the assets transferred to be offset against the pension provisions, with the amount of the pension provisions in the corporate group declining accordingly.

The following table shows the breakdown of the plan assets of the trustees used to fund the pension commitments:

€ millions	2006 HVB GROUP NEW
Receivables from (secured by) HVB AG	1
Investment securities	2,342
Fixed-income securities	—
Total	**2,343**

The following table shows the development of the plan assets in the year under review:

€ millions	2006 HVB GROUP NEW
Balance at Jan. 1, 2006	**2,255**
Plan assets of pension plans included for the first time	—
Allocations to plan assets	—
Actual income from plan assets	113
Disbursements to beneficiaries	(95)
Additional allocations in the form of benefits not taken	99
Changes in exchange rates	(2)
Changes in consolidated group	(12)
Non-current assets or disposal groups held for sale	(15)
Balance at Dec. 31, 2006	**2,343**

Related party relationships with regard to pension plans

€ millions	2006 HVB GROUP NEW
Funding body for pension plans in the form of defined contribution plans	
Placements, loans and advances	—
Allowances for losses on loans and advances	—
Liabilities	28
Net write-downs of loans and provisions for guarantees and commitments	—
Funding body for pension plans in the form of defined benefit plans	
Placements, loans and advances	—
Allowances for losses on loans and advances	—
Liabilities	40
Net write-downs of loans and provisions for guarantees and commitments	—

Notes to the Consolidated Balance Sheet continued

Allowances for losses on guarantees and indemnities, restructuring provisions and other provisions

€ millions	ALLOWANCES FOR LOSSES ON GUARANTEES AND INDEMNITIES	RESTRUCTURING PROVISIONS	OTHER PROVISIONS
Balance at Jan. 1, 2006 Full HVB Group	**482**	**564**	**721**
Discontinued operations	(150)	(112)	(232)
Balance at Jan. 1, 2006 HVB Group new	**332**	**452**	**489**
Changes in consolidated group	(1)	(41)	350
Changes arising from foreign currency translation	—	—	—
Transfers to provisions	67	26	264
Reversals	(41)	(11)	(63)
Reclassifications	(105)	(61)	29
Amounts used	(3)	(101)	(66)
Non-current assets or disposal groups held for sale	—	(21)	(2)
Balance at Dec. 31, 2006 HVB Group new	**249**	**243**	**1,001**

The allowances for losses on guarantees and indemnities primarily include allowances for guarantee risks, documentary credits, irrevocable credit commitments and litigation risks in the lending business.

The restructuring provisions set up in 2004 and 2005 will be used in 2007 and 2008 following the partial use in 2006.

Other provisions include provisions for litigation fees, damage payments, anticipated losses and long-term liabilities to employees such as service anniversary awards, early retirement and pre-retirement part-time working.

63 Income tax liabilities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Current tax liabilities	562	563
Deferred tax liabilities	816	1,328
Total	**1,378**	**1,891**

64 Other liabilities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Negative fair values arising from derivative financial instruments	1,569	3,783
Miscellaneous other liabilities	3,415	5,233
Deferred income	230	390
Total	**5,214**	**9,406**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk.

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, cost of materials, etc.

65 Subordinated capital

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Subordinated liabilities	8,514	11,990
Participating certificates outstanding	619	1,830
Hybrid capital instruments	3,009	3,792
Total	**12,142**	**17,612**

Subordinated capital, broken down by maturity

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
With agreed maturities		
up to 3 months	570	459
from 3 months to 1 year	473	549
from 1 year to 5 years	6,022	7,661
from 5 years and over	5,077	8,943
Total	**12,142**	**17,612**

Pursuant to Section 10 (4, 5 and 5a) and Section 7 of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates outstanding and hybrid capital instruments) was carried as core capital, supplementary capital and tier III capital in 2006.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated liabilities are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interest expenses of €534 million in connection with subordinated liabilities. This item includes proportionate interest of €162 million.

There were no subordinated liabilities payable to related entities in 2006.

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

ISSUER	YEAR OF ISSUE	TYPE	NOMINAL AMOUNT, € millions	INTEREST RATE	MATURITY
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	409	6.75	2007
Bayerische Hypo- und Vereinsbank AG	2001	Bearer participating certificates	100	6.30	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year.

If there is a reduction in the amount paid to the holders, the amount which is reduced has to be subsequently paid in the following financial years – as long as such payment does not result in a net loss. However, holders are only entitled to such subsequent payments during the life of the participating certificates.

Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately. Where net profits are generated in the subsequent financial years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

Hybrid capital instruments

At December 31, 2006, the new HVB Group had hybrid core capital of €2,707 million (compliant with the German Banking Act) to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners or preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The terms of issue for capital contributions from silent partners envisage a minimum term of ten years, while an unlimited term has been agreed with the investors for preferred shares. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Authority and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes.

66 Liabilities of discontinued operation

The following table shows the breakdown of the liabilities of discontinued operations:

€ millions	2006
Deposits from other banks	50,495
Amounts owed to other depositors	59,641
Promissory notes and other liabilities evidenced by paper	21,898
Liabilities held for trading purposes	5,237
Provisions	4,521
Income tax liabilities	655
Other liabilities	3,597
Subordinated capital	5,634
Total liabilities	**151,678**

67 Liabilities of disposal groups held for sale

The following table shows the breakdown of the disposal group held for sale:

€ millions	2006
Deposits from other banks	8
Amounts owed to other depositors	1,176
Liabilities held for trading purposes	—
Provisions	37
Income tax liabilities	1
Other liabilities	20
Total liabilities	**1,242**

68 Shareholders' equity

Analysis of subscribed capital, authorised capital increase and conditional capital of HVB AG

Breakdown of subscribed capital

At December 31, 2006, the subscribed capital of HVB AG totalled €2,252 million (2005: €2,252 million) and consisted of the following:

	2006	2005
Shares of common bearer stock (no par shares)	736,145,540	736,145,540
Shares of registered preferred stock (no par shares)	14,553,600	14,553,600

The proportionate amount of capital stock attributable to the share amounts to €3.00 per no par share.

The shares of preferred stock are non-voting and receive an advance share of profits of €0.064 per no par share, payable on a cumulative basis, as well as a further share in profits of the same amount as the shares of common stock. The claim to payment on a cumulative basis of the advance share of profits is granted to the holders of preferred stock as a separate right. The right to issue further shares of non-voting preferred stock with equal rights remains reserved.

Authorised capital increase

YEAR AUTHORISED	AVAILABLE UNTIL	ORIGINAL AMOUNT € millions	BALANCE AT DEC 31, 2006 € millions
2004	April 29, 2009	990	990

The resolution adopted at the Annual General Meeting of Shareholders on April 29, 2004 with regard to the release of the remaining €137 million and the simultaneous approval of a new amount of €990 million was entered in the Commercial Register on December 18, 2006.

Conditional capital

YEAR AUTHORISED	AVAILABLE UNTIL	ORIGINAL AMOUNT € millions	BALANCE AT DEC 31, 2006 € millions
2003	May 14, 2008	375	375

69 Treasury stock

At December 31, 2006, neither HVB AG nor any controlled companies nor any companies in which a majority interest is held had significant holdings of shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

Compliant with Section 71 (1) No. 7 of the German Stock Corporation Act, the purchase of treasury stock during the reporting period from January 1 to May 23, 2006 was carried out on the basis of the authorisation issued under the resolutions passed at the Bank's Annual General Meeting of Shareholders on May 12, 2005; the purchase of treasury stock during the period from May 24 to December 31, 2006 was carried out on the basis of the authorisation issued under the resolutions passed at the Bank's Annual General Meeting of Shareholders on May 23, 2006.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 3,625,295 shares of treasury stock were purchased by HVB AG and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 3,201,833 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €30.27 per share and resold at an average price of €30.51 per share. The shares purchased during the period under review amounted to an equivalent of €11 million, or 0.5% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 81,368, equivalent to €0.2 million or 0.01% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 76,175 treasury shares as collateral as of December 31, 2006. This represents €0.2 million, or 0.01% of capital stock.

70 Foreign currency assets and liabilities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Foreign currency assets[1]	62,846	116,933
of which:		
US dollars	42,718	51,852
Japanese yen	4,666	8,732
Swiss francs	5,478	21,318
Foreign currency liabilities (excl. equity capital)[2]	60,740	97,046
of which:		
US dollars	38,035	40,933
Japanese yen	2,423	7,291
Swiss francs	2,534	18,086

1 foreign currency assets of discontinued operations in 2006: €56,987 million
2 foreign currency liabilities of discontinued operations in 2006: €54,355 million

Notes to the Consolidated Balance Sheet continued

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Off-balance-sheet items (i.e. also transactions concluded for hedging purposes) are not included.

71 Trust business

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2006	2005
Placements with, and loans and advances to,		
other banks	267	402
Loans and advances to customers	424	1,279
Equity securities and other variable-yield securities	90	6,656
Debt securities	—	2,988
Participating interests	—	35
Property, plant and equipment	—	113
Other assets	—	11
Remaining trust receivables	—	1
HVB Group new	**781**	
Discontinued operations and disposal		
group held for sale	13,462	
Full HVB Group	**14,243**	**11,485**

Trust liabilities

€ millions	2006	2005
Deposits from other banks	8	231
Amounts owed to other depositors	374	10,297
Promissory notes and other liabilities		
evidenced by paper	399	803
Miscellaneous other liabilities	—	154
HVB Group new	**781**	
Discontinued operations and disposal		
group held for sale	13,462	
Full HVB Group	**14,243**	**11,485**

72 Assets assigned or pledged as security for own liabilities

Examples of own liabilities of the new HVB Group for which the Bank provides collateral are special credit facilities provided by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions. In addition, security has been provided for borrowings under repurchase agreements and for securities lending transactions.

The own liabilities referred to here break down as follows:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Deposits from other banks	28,977	43,734
Amounts owed to other depositors	5,520	5,058
Promissory notes and other liabilities evidenced		
by paper	—	4,401
Contingent liabilities	188	6,510
Total	**34,685**	**59,703**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Assets held for trading purposes	12,243	13,168
Placements with, and loans and advances to,		
other banks	—	7,216
Loans and advances to customers	8,878	18,597
Investments	13,564	20,722
Property, plant and equipment	—	—
Total	**34,685**	**59,703**

73 Collateral received that the new HVB Group may sell on or pledge on

As part of repurchase agreements and securities lending transactions, the new HVB Group has received collateral that it may sell on or pledge on at any time without the collateral provider having to be in arrears. The associated fair value in the new HVB Group totals €20 billion.

Notes to the Cash Flow Statement

74 Notes to items in the cash flow statement
The cash flow statement shows the cash flows resulting from operating activities, investing activities and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, net additions to deferred tax assets, changes in provisions, changes in prorated and deferred interest, the reversal of premiums and discounts, changes arising from valuation using the equity method and minority interest in net income.

In the 2006 financial year, investments in fully consolidated companies were acquired for a purchase price of €216 million, which resulted in an outflow of cash and cash equivalents totalling €156 million. At the same time, proceeds from the disposal of investments totalling €4,783 million were generated, €1,607 million of which was in cash. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies acquired and sold:

FULL HVB GROUP € millions	ACQUIRED	SOLD
Assets	**494**	**18,313**
Cash reserve	41	1,050
Assets held for trading purposes	—	822
Placements with, and loans and advances to, other banks	54	3,406
Loans and advances to customers	113	10,071
Allowances for losses on loans and advances	(6)	(596)
Investments	206	2,690
Property, plant and equipment	15	285
Other assets	71	585
Liabilities	**494**	**18,313**
Deposits from other banks	128	2,861
Amounts owed to other depositors	154	11,053
Provisions	6	89
Other liabilities	206	4,310

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

Information on Financial Instruments Compliant with IAS 32

75 Fair value of financial instruments

The fair values stated for financial instruments as defined in IAS 32 are the amounts for which the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

€ billions	2006 CARRYING AMOUNT	2006 FAIR VALUE	2005 CARRYING AMOUNT	2005 FAIR VALUE
Assets				
Cash reserve	3.2	3.2	7.8	7.8
Assets held for trading purposes	107.2	107.2	103.5	103.5
Placements with, and loans and advances to, other banks[1]	41.3	41.1	57.2	57.2
Loans and advances to customers[1]	170.0	170.7	274.6	278.5
Investments[2]	19.8	19.9	45.6	45.9
Other assets[3]	1.3	1.3	5.6	5.6
HVB Group new	**342.8**	**343.4**		
Discontinued operations and disposal group held for sale	160.2	160.6		
Full HVB Group	**503.0**	**504.0**	**494.3**	**498.5**
Liabilities				
Deposits from other banks	(85.7)	(85.6)	(113.7)	(113.8)
Amounts owed to other depositors	(92.1)	(92.4)	(158.4)	(159.1)
Promissory notes and other liabilities evidenced by paper	(76.9)	(78.4)	(106.0)	(108.8)
Liabilities held for trading purposes	(60.0)	(60.0)	(63.6)	(63.6)
Other liabilities[4]	(1.6)	(1.6)	(9.4)	(9.4)
Subordinated capital	(12.1)	(12.4)	(17.6)	(17.9)
HVB Group new	**(328.4)**	**(330.4)**		
Discontinued operations and disposal group held for sale	(144.1)	(143.9)		
Full HVB Group	**(472.5)**	**(474.3)**	**(468.7)**	**(472.6)**

1 fair values calculated taking into account allowances for losses on loans and advances
2 held-to-maturity, available-for-sale and fair-value-option investments
3 positive fair values of derivative financial instruments compliant with IAS 39
4 negative fair values of derivative financial instruments compliant with IAS 39

€ billions	2006 CARRYING AMOUNT	2006 FAIR VALUE	2005 CARRYING AMOUNT	2005 FAIR VALUE
Other items				
Irrevocable credit commitments HVB Group new	**45.2**	**45.2**		
Irrevocable credit commitments				
Discontinued operations and disposal group held for sale	11.7	11.7		
Other items full HVB Group	**56.9**	**56.9**	**52.8**	**52.8**

The fair values of certain financial instruments stated with their nominal values are roughly equivalent to their carrying amounts. These include the cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives as well as for listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally acceptable models used to calculate the price of options. The common Black & Scholes (equity, currency and index instruments) or lognormal models (interest instruments) are used to value simple European options. In the case of more exotic instruments, the interest is simulated using term-structure models with the current interest rate structure as well as caps and swaption volatilities as parameters relevant for valuation. The disbursement structure of the equities or indexes for the exotic instruments is valued using either Black & Scholes or a stochastic volatility model with equity prices, volatilities, correlations and dividend expectations as parameters.

The fair values of irrevocable credit commitments and contingent liabilities are equivalent to their carrying amounts.

The difference at HVB Group between the fair values and carrying amounts totals €1.0 billion for assets and €1.8 billion for liabilities. The balance of these values is a negative €0.8 billion.

76 Key capital ratios (based on German Commercial Code), full HVB Group

Under Section 10, German Banking Act, in conjunction with Section 2, Principle 1, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) at least 8.0%. In addition, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to the sum of risk-weighted assets and eligible amounts for market risk positions multiplied by 12.5.

Equity funds consist of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group.

Based on financial statements approved by the Supervisory Board, equity funds, risk assets and market risk positions at December 31, 2006 were as follows:

€ millions	2006 FULL HVB GROUP	2005 FULL HVB GROUP
Equity funds[1]		
Tier I		
Shares of common stock	2,208	2208
Additional paid-in capital, retained earnings, minority interest, treasury stock	10,298	9,722
Hybrid capital instruments (silent partnership certificates and trust preferred securities) excluding prorated interest	2,707	3,702
Other	3,101	1,459
Total core capital	**18,314**	**17,091**
Tier II		
Unrealised reserves in land and buildings and in securities	192	227
Offsetting reserves for general banking risks	46	49
Cumulative shares of preferred stock	70	61
Participating certificates outstanding	1,283	1,721
Subordinated liabilities	9,157	8,545
Other	(613)	(653)
Total supplementary capital	**10,135**	**9,950**
Deductible items	**(1,745)**	**(1,723)**
Total equity capital	**26,704**	**25,318**
Tier III capital	363	697
Total equity funds	**27,067**	**26,015**

1 group of consolidated companies and principles of consolidation in accordance with banking supervisory regulations

	2006 FULL HVB GROUP	2005 FULL HVB GROUP
Risk-weighted assets (€ billions)		
On-balance-sheet assets	187.7	200.0
Traditional off-balance-sheet assets	31.5	32.3
Banking-book derivatives	0.1	0.2
Total risk-weighted assets	**219.3**	**232.5**
Total market risk positions (€ billions)	**11.0**	**12.2**

At December 31, 2006, the key capital ratios (based on financial statements approved by the Supervisory Board) were as follows:

in %	2006 FULL HVB GROUP	2005 FULL HVB GROUP
Core capital ratio (core capital/risk-weighted assets)	8.4	7.3
Core capital ratio (core capital/ [risk-weighted assets + 12.5 x market risk positions])	8.0	7.0
Equity capital ratio (equity capital/risk-weighted assets)	12.2	10.9
Equity funds ratio (equity funds/ [risk-weighted assets + 12.5 x market risk positions])	11.8	10.6

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €27,067 million. The liable equity, comprising core capital and supplementary capital less the deductible items, totals €26,704. Supplementary capital includes unrealised reserves of €192 million pursuant to Section 10 (2b) 1 No. 6 of the German Banking Act.

The Bank's equity funds compliant with KWG rules are calculated on the basis of the individual financial statements of the consolidated companies, taking into account the special provisions of German banking supervisory regulations.

The following table shows the reconciliation from the equity items shown in the balance sheet prepared in accordance with IFRS:

FULL HVB GROUP € millions	CORE CAPITAL	SUPPLEMENTAR CAPITAL	DEDUCTIBLE ITEMS	TIER III CAPITAL	TOTAL EQUITY FUNDS
Shown in IFRS balance sheet					
Shareholders' equity	19,988				19,988
Subordinated capital (hybrid capital instruments, participating certificates outstanding and subordinated liabilities)	3,409	14,367			17,776
Reconciliation to the equity funds compliant with the German Banking Act					
Consolidated profit (loss)	(622)				(622)
Available-for-sale reserve	(1,195)				(1,195)
Hedge reserve	323				323
Cumulative shares of preferred stock	(70)	70			0
Deduction of intangible assets	(2,804)				(2,804)
Use of goodwill privilege under banking supervisory regulations	1,475	(632)			843
Ineligible profit components under banking supervisory regulations	(1,459)				(1,459)
Deductible items due to banking supervisory regulations (e.g. market-smoothing, residual maturity limitation, proportionate interest)	(691)	(3,564)			(4,255)
Reclassifications due to banking supervisory regulations		(363)		363	0
Eligible tier III capital unused				0	0
Unrealised reserves in land and buildings and in securities		192			192
Deductible items due to non-consolidated investments			(1,745)		(1,745)
Other effects (e.g. differences in group of consolidated companies and principles of consolidation)	(40)	65	0	0	25
Equity funds compliant with German Banking Act	**18,314**	**10,135**	**(1,745)**	**363**	**27,067**

77 Contingent liabilities and other commitments

€ millions	2006	2005
Contingent liabilities[1]	**24,977**	**39,534**
Rediscounted bills of exchange	0	21
Guarantees and indemnities	24,977	39,513
Loan guarantees	6,436	10,141
Guarantees and indemnity agreements	15,874	25,499
Documentary credits	2,667	3,873
Other commitments	**58,298**	**61,058**
Commitments arising from sale option to resell transactions	0	449
Irrevocable credit commitments	45,243	52,341
Book credits	41,412	45,003
Guarantees	2,600	4,514
Mortgage and municipal loans	1,161	2,681
Bills of exchange	70	143
Delivery obligations from securities lending transactions	11,772	5,940
Other commitments	1,283	2,328
HVB Group new	**83,725**	
Discontinued operations and disposal group held for sale	23,622	603
Full HVB Group	**106,897**	**101,195**

1 contingent liabilities are offset by contingent assets to the same amount

Contingent liabilities payable to related entities

€ millions	2006 HVB GROUP NEW	2005 FULL HVB GROUP
Non-consolidated subsidiaries	438	793
Joint ventures	—	323
Associated companies	—	55
Other participating interests	—	—
Total	**438**	**1,171**

Neither contingent liabilities nor other commitments contain any significant items.

In the new HVB Group, the largest single items under other commitments are commitments arising from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment, amounting to €678 million (2005: €458 million) each year. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its willingness to provide income subsidies to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been taken to the income statement. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €549 million at year-end 2006 (2005: €519 million), and similar obligations for shares in cooperatives totalled €1 million (2005: €1 million). Under Section 22 (3 and 24) of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three companies for an aggregate of €1 million (2005: €16 million).

Under Section 26 of the German Private Limited Companies Act and End of 2005 on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital of €46 million (2005: €45 million), and of €8 million (2005: €14 million) with regard to CMP Fonds I GmbH at year-end 2006. In addition, under Article 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in four partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

In the same way as HVB AG and its affiliated banks assume liability in Germany, the Bank's subsidiaries, in their capacity as members of the respective deposit guarantee funds in their country of operations, assume liability in their respective countries.

78 Statement of responsibility

HVB AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung,
Hamburg
HVB Alternative Financial Products AG, Vienna
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

1 the company provides a Statement of Responsibility with the same wording for direktanlage.at AG, Salzburg, in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during the 2006 financial year or an earlier financial year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are not covered by either the above Statement of Responsibility or by Statements of Responsibility provided earlier.

HVB AG no longer issues a Statement of Responsibility covering
- Bank Austria Creditanstalt Aktiengesellschaft, Vienna, which left HVB Group on January 9, 2007, or
- AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), which left HVB Group on January 10, 2007, respectively, and
- Joint Stock Commercial Bank HVB Bank Ukraine, Kiev, with regard to which the transfer of shares is expected to take place at the end of the first quarter of 2007,

but for which previous Annual Reports of HVB AG carried Statements of Responsibility. Liabilities of these companies accruing after they left HVB Group at the date stated in each case are no longer covered by previously issued Statements of Responsibility.

79 Information on relationships with related parties

Transactions involving related parties are always conducted on an arm's length basis.

At the Annual General Meeting of Shareholders on May 23, 2006, the so-called opting-out clause under the Act concerning the Disclosure of Management Board Remuneration was used and, following a proposal by the Management Board and Supervisory Board, it was resolved that in the Bank's annual and consolidated financial statements for the financial years 2006 to 2010, at the latest until March 22, 2011, however, the information required in Section 285 (1) No. 9a and (5) to (9) and Section 314 (1) No. 6a (5) to (9) of the German Commercial Code is not to be disclosed. Hence the emoluments paid to members of the Management Board are not shown on an individualised basis.

Other Information continued

Emoluments paid to members of the Supervisory Board and Management Board and to executives at Bereichsvorstand level

	FIXED SALARY		PROFIT-RELATED COMPONENTS		LONG-TERM INCENTIVES[1]		TOTAL	
€ millions	2006	2005	2006	2005	2006	2005	2006	2005
Management Board of HVB AG	4	5	5	4	1	7	10	16
Supervisory Board of HVB AG								
for Supervisory Board activities	0.8	1	0	0	0	0	0.8	1
Former members of the Management Board of HVB AG								
and their surviving dependants							11	12
Executives at Bereichsvorstand level							22	29
Severance packages/provisions for severance packages								
for former members of the Management Board								
and executives at Bereichsvorstand level							2	25

1 cash value of the share-based compensation

Details of share-based compensation

	Number
Members of the Management Board of HVB AG	
Options	
Stock options 2005	472,000
Stock options 2006	508,633
Performance shares	
Performance shares 2005	201,000
Performance shares 2006	195,333

For more details of the stock options and performance shares, please refer to Note 32, where the UniCredit Group's long-term incentive programme underlying these instruments is described.

Non-monetary compensation and other fringe benefits are granted to members of the Management Board to the usual extent. The amounts involved are included in the totals for fixed compensation shown.

Compensation paid to members of the Management Board or employees of HVB AG for positions on Supervisory Boards of Group companies is to be surrendered to HVB AG.

Under the pension commitments to the members of the Management Board, a total of €560,000 was transferred to provisions for pensions in 2006, €463,000 million of which was deferred compensation invested in a fund in 2006.

At December 31, 2006, HVB AG had pension provisions for members of the Management Board and their surviving dependants compliant with Section 285, German Commercial Code, totalling €92 million. The pension provision for retired members of the Management Board compliant with IFRS totalled €124 million.

No compensation was paid to members of the Supervisory Board in 2006 for services rendered.

In 2006, expense allowances totalling €86,978.73 were paid to members of the Supervisory Board.

Compensation of members of the Supervisory Board

The following table shows the breakdown of compensation paid to members of the Supervisory Board for 2006.

€	FIXED COMPENSATION	VARIABLE COMPENSATION	COMPENSATION FOR COMMITTEE WORK	TOTAL (EXCL. VALUE-ADDED TAX)	
Alessandro Profumo, Chairman	50,000.00	22,400.00	20,000.00	92,400.00	(63,155.40)[6]
Peter König[1], Deputy Chairman	37,500.00	16,800.00	16,328.77	70,628.77	
Dr Lothar Meyer, Deputy Chairman	37,500.00	16,800.00	40,000.00	94,300.00	
Aldo Bulgarelli	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Beate Dura-Kempf[2]	20,410.96	9,144.11		29,555.07	
Sergio Ermotti[3]	9,041.10	4,050.41		13,091.51	(8,948.05)[6]
Paolo Fiorentino	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Dario Frigerio	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Klaus Grünewald	25,000.00	11,200.00		36,200.00	
Anton Hofer	25,000.00	11,200.00	20,000.00	56,200.00	
Friedrich Koch	25,000.00	11,200.00		36,200.00	
Hanns-Peter Kreuser	25,000.00	11,200.00		36,200.00	
Ranieri de Marchis	25,000.00	11,200.00	20,000.00	56,200.00	(38,412.70)[6]
Herbert Munker[4]	4,589.04	2,055.89	3,671.23	10,316.16	
Roberto Nicastro	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Vittorio Ogliengo	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Carlo Salvatori[5]	15,958.90	7,149.59		23,108.49	(15,794.65)[6]
Professor Hans-Werner Sinn	25,000.00	11,200.00		36,200.00	
Maria-Magdalena Stadler	25,000.00	11,200.00		36,200.00	
Ursula Titze	25,000.00	11,200.00		36,200.00	
Jens-Uwe Wächter	25,000.00	11,200.00		36,200.00	
Helmut Wunder	25,000.00	11,200.00		36,200.00	
Total	**550,000.00**	**246,400.00**	**120,000.00**	**916,400.00**	**800,624.30[6]**

1 member of the Audit Committee since March 9, 2006
2 since March 9, 2006
3 since August 22, 2006
4 until March 8, 2006
5 until August 21, 2006
6 after deduction of 30% supervisory board tax and 5.5% solidarity surcharge

The total amount of loans and advances made to, and liabilities assumed for, members of the Supervisory Board and Management Board and to executives at Bereichsvorstand level at the balance sheet date was as follows:

€ millions	2006	2005
Management Board of HVB AG	5	1
Supervisory Board of HVB AG	1	1
Executives at Bereichsvorstand level	2	7

Interest is payable on all loans and advances made to members of the Management Board and the Supervisory Board, and to the executives at Bereichsvorstand level at usual market rates.

Other Information continued

Director's dealings and shares held by members of the Management Board and Supervisory Board

Section 15a of the German Securities Trading Act (WpHG) requires the members of the Management Board and the Supervisory Board, and certain people closely related to them, to disclose transactions involving shares of HVB AG, or financial instruments based on such shares, provided the value of such transactions exceeds the amount of €5,000.00 in a given calendar year.

The following transactions have been notified to HVB AG for the 2006 financial year:

NAME, FUNCTION	TYPE OF TRANSACTION	NAME OF SECURITY	GERMAN SECURITIES IDENTIFICATION NUMBER/ISIN NUMBER	COMPLETION DATE	NUMBER	PRICE PER SHARE in €	VOLUME in €
Helmut Wunder, member of the Supervisory Board of HVB AG	Sale	Common bearer stock of Bayerische Hypo-und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 14, 2006	500	33.50	16,750.00

All transactions have been published under Corporate Governance on the Bank's website at www.hvb.com/dealings.

At December 31, 2006, the members of the Management Board held no shares of HVB AG. At that same date, the members of the Supervisory Board held less than 1% of the entire stock issued by HVB AG.

80 Fees paid to the independent auditors

The following table shows the breakdown of fees of €14 million recorded as expense in the year under review, as paid to the independent auditors KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, for activities performed for the full HVB Group:

€ millions	2006
Fee for auditing of the financial statements	9
Other auditing and appraisal services	1
Tax advisory services	1
Other services	3

81 Employees

The average number of people employed by the Bank was as follows:

	2006	2005
Employees (excluding trainees)	24,848	26,281
Full-time	19,712	21,038
Part-time	5,136	5,243
Trainees	1,244	1,174
Discontinued operations	24,012	31,408

82 Offices

Offices, broken down by region

	JAN. 1, 2006 FULL HVB GROUP	ADDITIONS	REDUCTIONS		CHANGE IN CONSOLIDATED GROUP	DEC. 31, 2006 FULL HVB GROUP	DEC. 31, 2006 DISCONTINUED OPERATIONS	DEC. 31, 2006 HVB GROUP NEW
		NEW OPENINGS	CLOSURES	CONSOLI-DATIONS				
Germany								
Baden-Wuerttemberg	25	1				26		26
Bavaria	394	1		1	36	430		430
Berlin	8				3	11		11
Brandenburg	8					8		8
Bremen	8					8		8
Hamburg	35		1		1	35		35
Hesse	16	1			1	18	1	17
Lower Saxony	27					27		27
Mecklenburg-Western Pomerania	8					8		8
North Rhine-Westphalia	21				1	22		22
Rhineland-Palatinate	22					22		22
Saarland	9					9		9
Saxony	10				4	14		14
Saxony-Anhalt	11	1				12		12
Schleswig-Holstein	73			1		72		72
Thuringia	9				1	10		10
Subtotal	**684**	**4**	**1**	**2**	**47**	**732**	**1**	**731**
Other regions								
Austria	401	2		17	6	392	383	9
Other western Europe	15	2			6	23	4	19
Central and eastern Europa	1,185	81	20		(542)	704	700	4
Africa	2		1			1		1
Americas	14		1		(1)	12	1	11
Asia	15	1	3			13		13
Australia	0					0		0
Subtotal	**1,632**	**86**	**25**	**17**	**(531)**	**1,145**	**1,088**	**57**
Total	**2,316**	**90**	**26**	**19**	**(484)**	**1,877**	**1,089**	**788**

83 Members of the Supervisory Board and Management Board

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf
since March 9, 2006

Sergio Ermotti
since August 22, 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley
since January 1, 2007

Anton Hofer
until December 31, 2006

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
until March 8, 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
until August 21, 2006

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
until August 31, 2006

Willibald Cernko
since February 23, 2006

Jan-Christian Dreesen
until February 9, 2006

Rolf Friedhofen

Heinz Laber

Dr Stefan Schmittmann
(deputy Board member
until September 11, 2006)

Ronald Seilheimer

Matthias Sohler

Dr Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese

Andreas Wölfer

Munich, March 20, 2007

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

The Management Board

Cernko Friedhofen Laber Schmittmann

Seilheimer Sohler Sprissler Varese Wölfer

Auditor's Report

We have audited the consolidated financial statements prepared by the Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, March 20, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer



...gang Tillmans, ... © Courtesy Galerie Reckermann, Cologne

Boards and Corporate Governance

Supervisory Board, Trustees and Management Board

SUPERVISORY BOARD

Alessandro Profumo
Chief Executive Officer
of UniCredito Italiano S.p.A., Milan
Chairman

Peter König
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft,
Haar-Salmdorf
Deputy Chairman

Dr Lothar Meyer
Chairman of the Management Board
of ERGO Versicherungsgruppe AG, Bergisch Gladbach
Deputy Chairman

Aldo Bulgarelli
Attorney,
Verona

Beate Dura-Kempf
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf
since March 9, 2006

Sergio Ermotti
Head of Markets & Investment Banking,
member of the Management Committee of
UniCredito Italiano S.p.A., Collina d'Oro
since August 22, 2006

Paolo Fiorentino
Head of Global Banking Services Division,
member of the Management Committee of
UniCredito Italiano S.p.A., Milan

Dario Frigerio
Head of Private Banking and
Asset Management Division,
member of the Management Committee of
UniCredito Italiano S.p.A., Milan

Klaus Grünewald
FB1 unit manager in the Bavarian division
of Vereinte Dienstleistungsgewerkschaft e.V.,
Gröbenzell

Günter Guderley
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Goldbach
since January 1, 2007

Anton Hofer
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Nuremberg
until December 31, 2006

Friedrich Koch
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Munich

Ranieri de Marchis
Chief Financial Officer,
member of the Management Committee of
UniCredito Italiano S.p.A., Milan

Herbert Munker
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Leinburg
until March 8, 2006

Roberto Nicastro
Head of Retail Division,
member of the Management Committee of
UniCredito Italiano S.p.A., Milan

Vittorio Ogliengo
Head of Corporate Division,
member of the Management Committee of
UniCredito Italiano S.p.A., Parma

Carlo Salvatori
Chairman until January 11, 2006 and
member until August 2, 2006 of the
Board of Directors of UniCredito Italiano S.p.A.,
Managing Director since June 30, 2006 of
Unipol Assicurazioni, Parma
until August 21, 2006

Professor Hans-Werner Sinn
President of the Ifo Institute for Economic Research,
Gauting

Maria-Magdalena Stadler
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft,
Himmelpforten

Helmut Wunder
Employee, Bayerische
Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

Supervisory Board Committees[1]

Remuneration and Nomination Committee
Alessandro Profumo
Peter König
Dr Lothar Meyer

Audit Committee
Dr Lothar Meyer, Chairman
Günter Guderley, since January 1, 2007
Anton Hofer, until December 31, 2006
Peter König, since March 9, 2006
Ranieri de Marchis
Herbert Munker, until March 8, 2006
Alessandro Profumo

Negotiating Committee
Alessandro Profumo
Peter König
Dr Lothar Meyer
Ursula Titze

1 see also Report of the Supervisory Board

TRUSTEES

Trustees for Pfandbrief operations pursuant to Section 7 of the German Pfandbrief Act

Dr Otto Beierl
Ministerialdirektor in the Bavarian State Ministry of Finance, Munich
until December 31, 2006

Dieter Knauer
Leitender Ministerialrat in the Bavarian State Ministry of Finance, Munich
since January 1, 2007

Deputies

Dr Michael Bauer
Ministerialdirigent in the Bavarian State Ministry of Finance, Munich
until December 31, 2006

Ulrich Exler
President of the Bavarian State Tax Office, Ministerialdirigent a.D., Munich

Dr Ulrich Klein
Leitender Ministerialrat in the Bavarian State Ministry of Finance, Munich
since January 1, 2007

MANAGEMENT BOARD

Johann Berger
born 1960
Corporates & Commercial Real Estate Financing division,
Austria & Central and Eastern Europe
until August 31, 2006

Willibald Cernko
born 1956
Retail division
since February 23, 2006

Jan-Christian Dreesen
born 1967
Retail division
until February 9, 2006

Rolf Friedhofen
born 1958
Chief Financial Officer (CFO)

Heinz Laber
born 1953
Human Resources Management

Dr Stefan Schmittmann
(deputy Board member until September 11, 2006)
born 1956
Corporates & Commercial Real Estate Financing division

Ronald Seilheimer
born 1959
Markets & Investment Banking division

Matthias Sohler
born 1969
Chief Operating Officer (COO)

Dr Wolfgang Sprissler
born 1945
Board Spokesman
Austria & Central and Eastern Europe division[1]

Andrea Umberto Varese
born 1964
Chief Risk Officer (CRO)

Andreas Wölfer
born 1961
Wealth Management division

1 (from September 12, 2006 to January 9, 2007)

Report of the Supervisory Board

Against the backdrop of an improving economic environment in Germany and a sustained increase in the earnings power of the company, the main focus of the Supervisory Board's work in 2006 was the integration of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB) into the UniCredit Group. This applied both to internal structures, which were adapted to UniCredit's divisional organisational structure, and to the positioning of HVB within the corporate group, focusing on the German market as well as investment banking. The steps planned towards integration were able to be implemented as scheduled, taking into account the framework provided by German law. UniCredit's announcement on January 23, 2007 that it was starting a squeeze-out procedure at both HVB and Bank Austria Creditanstalt is another systematic step in the integration process towards becoming the first truly European banking group.

Focus of discussion during the plenary sessions of the Supervisory Board

The Supervisory Board met at eight plenary sessions last year, one of which was an extraordinary meeting. In addition, thirty-seven resolutions were adopted by written circular. Thirty-three of these concerned approval for lending transactions with companies in compliance with Section 136 of the Italian Banking Act (TUB). This banking supervisory regulation which, in essence, is similar to Section 15 of the German Banking Act ("Loans to managers and members of governing bodies") primarily aims at preventing abuse of special privileges granted to corporate officers. The start of 2006 was initially dominated by the events of late 2005. At an extraordinary meeting convened at the request of two of its members, the Supervisory Board received a report on the reasons why Dr Michael Kemmer had made use of the change of control clause in his employment contract and resigned from the Management Board on December 22, 2005. By means of a resolution adopted by written circular, the Remuneration & Nomination Committee of the Supervisory Board was authorised to retain an external legal expert to prepare a report examining the legal consequences of applying the change of control clause. Furthermore, the Supervisory Board resolved in a written procedure not to appeal against the judgement of Munich Regional Court passed on December 22, 2005 which had allowed legal action to be brought by shareholders challenging the approval of the actions of the Supervisory Board for the 2004 financial year. Instead, it decided to re-submit a motion to approve the actions of the Supervisory Board in the 2004 financial year together with a revised Supervisory Board report to the Annual General Meeting of Shareholders for approval on May 23, 2006. As already explained in detail in last year's Report of the Supervisory Board, the court had found fault with the report for the 2004 financial year because it does not contain any information on the final judgment passed in favour of the plaintiffs in the legal action challenging the block voting of Supervisory Board members at the Annual General Meeting on May 14, 2003 through the Bank's abandonment of appeal in July 2004.

Against the backdrop of the integration of HVB into the UniCredit Group, the Supervisory Board received reports on the company's strategy and business development at four meetings during the year based on documents presented by the Management Board. The 2006 annual plan, the 3-year plan based on the new divisional structure of the operating business and, towards the end of the year, a preliminary report on the plan drawn up for 2007 were the subject of extensive deliberations at these meetings. Moreover, the Supervisory Board paid special attention to the implementation of each of the steps serving to integrate HVB into the UniCredit Group in 2006. First of all, the most important integration programmes were presented to the Supervisory Board in February. This notably concerned the organisational adjustments needed to match UniCredit's divisional structure with the aim of enhancing corporate management, thus forming the foundation for sustainable earnings growth for all companies in the corporate group. At its meeting in July, the Supervisory Board gained an overview of the status of the divisionalisation, which was completed shortly afterwards, from the short reports provided by the members of the Management Board responsible.

Another step in the re-orientation of the individual corporate units of the UniCredit Group was taken when the Supervisory Board approved the new "Bank of the Regions" agreement notably with Bank Austria Creditanstalt (BA-CA). The Business Combination Agreement signed by HVB and UniCredit on July 12, 2005 had already defined the basis of this new agreement, under which BA-CA becomes the UniCredit sub-holding responsible for Austria and central and eastern Europe. During its July meeting, the Supervisory Board then dealt with a first important change in the Bank's holdings. The Business Combination Agreement already contained an announcement stating that a decision regarding whether HVB's asset management companies should be held directly by Pioneer Global Asset Management S.p.A., a UniCredit subsidiary, in future would be taken as a structural measure. An appraisal identified that the planned pooling of the asset management activities would yield high synergy potential for the corporate group and that an attractive sale price could be obtained by HVB. At the same July meeting, the Supervisory Board approved the sale of the three Activest companies in Germany, Luxembourg and Switzerland to Pioneer on the basis of the appraisal prepared by an independent auditor.

Another major step in the integration of HVB and BA-CA into the UniCredit Group came when the Supervisory Board approved the transfer of BA-CA to UniCredit and the restructuring of HVB's shareholdings in central and eastern Europe (transfer of HVB Bank Ukraine to UniCredit, transfer of the shares in International Moscow Bank, transfer of HVB Bank Latvia to BA-CA and transfer of HVB's branches in Vilnius and Tallinn to HVB Bank Latvia). At the Supervisory Board meeting on September 11, 2006, the Management Board explained the major points of the six underlying purchase and transfer contracts which were then submitted to the Extraordinary Shareholders' Meeting held on October 25, 2006 for approval. The Supervisory Board had access to the contracts and all the Management Board reports regarding the transactions together with the expert appraisals. During the meeting, the Management Board explained the background to the transactions to the Supervisory Board: their purpose is to simplify the corporate structure of the UniCredit Group, provide for clearly defined responsibilities and align the individual Group units with their respective core markets. For HVB, this means focusing as part of intragroup specialisation on business in Germany and investment banking, for which it is to become the competence centre within the UniCredit Group. In addition, Munich will remain responsible for corporate banking throughout the Group. Also at this meeting, the external auditors commissioned by the Management Board explained the appraisals of each of the transactions to the Supervisory Board and described the appraisal methods applied in detail. In this connection, the Supervisory Board was able to satisfy itself that the appraisals were conducted in compliance with principles recognised in theory, in practice and in court rulings. Moreover, the Supervisory Board had a fairness opinion prepared by an investment bank, which confirmed that the valuations are fair. At the meeting, the Chief Legal Officer of HVB informed the Supervisory Board about the legal admissibility of the transactions with regard to possible disadvantages under corporate law and the Management Board reported on an investment bank's assessment of the strategic investment opportunities in the next few years. After all the lines of argumentation had been extensively considered in the course of the discussion, a lawyer from a prestigious legal firm additionally called in to act as legal advisor informed the Supervisory Board that, on the basis of the information provided, the transactions could be approved from a legal perspective. As already announced at this Supervisory Board meeting, the Board of Directors of UniCredit confirmed in a resolution on September 12, 2006 that HVB might use the gains realised on the sale of the shareholdings to continue to develop domestic operations through organic growth or acquisitions, and that the intention was to turn HVB into a competence centre for investment banking within the UniCredit Group. In this last regard, HVB is to host investment banking activities for the next seven years at least. It was also decided that resolutions to divide HVB into separate legal entities during the (five-year) term of the Business Combination Agreement signed by UniCredit and HVB on June 12, 2005 would require a majority of fourth fifths of the members of the HVB Supervisory Board. Based in part on these resolutions and the arguments outlined above, the HVB Supervisory Board approved the transactions on the evening of September 12, 2006 by written circular.

Report of the Supervisory Board continued

In the course of the integration into the UniCredit Group, the Management Board also presented the Group Managerial Golden Rules and the Integrity Charter to the Supervisory Board. Compliance with the former is required on a Group-wide basis under the supervisory provisions of Banca d'Italia, whilst the latter defines the standards of conduct expected of all employees. Moreover, the Supervisory Board solicited a report on the restructuring of the Markets & Investment Banking division towards the end of the year. This enabled the Supervisory Board to gain an overview of the business model and each phase of implementation.

During 2006 the Supervisory Board also solicited reports on the further reduction of the Real Estate Restructuring segment (RER) set up at the end of 2004. Workout portfolios of the real estate finance business with a volume of €15.4 billion were pooled in this segment. The portfolio, which includes the Aphrodite loan portfolio that was the subject of resolutions adopted by the Annual General Meeting of May 23, 2006, was reduced by more than €10.4 billion by means of sales and our own workout activities. Another topic of discussion was setting up a new portfolio of non-strategic receivables amounting to €20.5 billion which is to be reduced with priority due to the lack of cross-selling opportunities. Furthermore, the Management Board informed the Supervisory Board about the sale of a portfolio of non-strategic real estate holdings, which is consistent with the Bank's strategy of disposing of business areas that are not part of its core competence.

The Supervisory Board received an extensive risk report from the Chief Risk Officer (CRO) and solicited another report towards the end of the year on the risk strategy, risk situation and risk development, taking special account of individual sectors. Based on the reports and documents presented, the Supervisory Board was able to gain an extensive overview of the development of credit risk, market risk, operational risk and risk provisioning.

A further topic of discussion was succession planning and personnel development. Finally, the Supervisory Board considered changes and measures in the field of shareholdings - particularly the outsourcing of payment processing – and, at several meetings, also the various actions brought by shareholders of the Bank for rescission, annulment and the provision of information in connection with the Annual General Meeting of Shareholders of May 23 and the Extraordinary General Meeting held on October 25, 2006.

In individual cases, the Supervisory Board requested supplementary written and oral information, which the Management Board provided in each instance. Given the volume of information and the frequency of its meetings, however, the Supervisory Board saw no reason to inspect the Company's books or written matter in addition to the documents already made available. The Supervisory Board approved transactions requiring its approval in 37 cases, 33 of which related to transactions requiring approval under Section 136 of the Italian Banking Act.

Corporate governance

The Supervisory Board again addressed corporate governance topics in depth in 2006. The internal regulations were amended after the tasks of the former Strategy and Business Development Committee and the Risk Committee were transferred to the plenary session and the Audit Committee at the end of 2005. In addition, the internal regulations were adapted to cater for some new provisions under the German Corporate Governance Code. To carry out the annual efficiency review, the Chairman of the Supervisory Board sent a questionnaire to Supervisory Board members, the results of which were extensively discussed at the following Supervisory Board meeting. One outcome of the survey was that the Supervisory Board had a sufficient number of independent members within the meaning of section 5.4.2 of the German Corporate Governance Code according to its own evaluation. The Supervisory Board also considered any possible conflicts of interest. Thus, when voting on the Supervisory Board's approval of the internal sale of three Activest companies to Pioneer Global Asset Management S.p.A., two members of the Supervisory Board did not take part on account of their positions with Pioneer and UniCredit. The issue of any possible conflicts of interests was likewise discussed by the Supervisory Board with regard to the voting on the sale and transfer of HVB operations in Austria, central Europe and eastern Europe to UniCredit together with its subsidiaries. Irrespective of the fact that all the transactions were conducted at market conditions, potential conflicts of interest were avoided by appropriate voting abstentions.

Compliant with the German Corporate Governance Code, the Supervisory Board discussed and examined the structure of the remuneration system for the Management Board. Changes to the annual bonus were made when adjusting HVB AG's structure to the remuneration system of UniCredit. Please see the Compensation Report for further details on this issue.

Furthermore, the Supervisory Board adopted the Statement of Compliance in accordance with Section 161 of the German Stock Corporation Act at the end of the year, whereby four of the Code's recommendations were not followed and another only applied in part in 2006. Further details on this issue are contained in the joint Corporate Governance Report of the Management Board and the Supervisory Board (see the section of this Annual Report headed "Corporate Governance and Compensation Report").

Apart from absences on a few occasions as a result of sickness or other appointments, all members of the Supervisory Board took part in the plenary sessions as a general rule. No member of the Supervisory Board attended fewer than half of the Supervisory Board meetings in 2006.

Main focus of committee work

The Supervisory Board has set up three committees that support the work of the Supervisory Board. A description is given of tasks performed by committees in the Corporate Governance report. The composition of the committees is shown in the "Supervisory Board" list elsewhere in this Annual Report.

Remuneration & Nomination Committee

The Remuneration & Nomination Committee met three times in 2006. In addition, a resolution was adopted by telephone vote and two resolutions adopted by written circular. At its meetings, it discussed executive appointments. A topic of discussion was also remuneration levels for the Management Board, in which connection details were defined for the remuneration and targets for 2006. The Remuneration & Nomination Committee repeatedly solicited reports on the status of negotiations with Ms Novakovic, Dr Jentzsch and Dr Kemmer, who applied the change of control clause in their employment contracts at the end of 2005 in the course of the takeover by UniCredit. Based on legal opinions prepared by two external legal advisors, the Remuneration & Nomination Committee finally approved the agreements with the three former Management Board members after intensive deliberations. Moreover, the Remuneration & Nomination Committee granted its approval to Management Board members who wished to accept seats on supervisory boards of other companies and considered loans requiring approval by circular.

Audit Committee

The Audit Committee had four meetings in 2006. Dr Lothar Meyer, Chairman of the Management Board of ERGO Versicherungsgruppe AG, chairs this committee. In particular, the Audit Committee examined the preliminary audit of the annual financial statements and consolidated financial statements, and the report on relationships with related parties, and discussed the interim reports.

To prepare for the election of the independent auditors by the Annual General Meeting of Shareholders, the committee assessed the independence of the proposed auditors. For this purpose, it received a detailed statement from the auditors on facts which might limit their independence. Following this, the Audit Committee reached the conclusion that the facts presented were not detrimental to the auditors' independence. After the election, the committee had the auditors explain their plan and appointed them to perform the audit, specifying the areas to be subject to special scrutiny and setting the fee. In addition, the committee defined the type and scope of non-auditing tasks to be performed by the auditors. In the course of the year, it again solicited reports on the status of the fees paid and fees expected.

Report of the Supervisory Board continued

Another topic of discussion in the Audit Committee were the reports of the Audit department on the internal auditing results from the first half and the third quarter of 2006. Furthermore, the auditor's report on the annual audit of the securities account business was discussed in detail and did not lead to any objections requiring disclosure. After the tasks of the former Risk Committee were transferred to the Audit Committee at the beginning of 2006, the committee had the Chief Risk Officer (CRO) submit an extensive portfolio report at each meeting and had the development of credit risk, market risk and operating risk explained on the basis of the documents.

Compliant with the Minimum Requirements for the Credit Business of Credit Institutions (MaK), the MaRisk report was submitted to the committee at each meeting. The committee also had the credit risk strategy explained to it in great detail. Moreover, the committee was able to satisfy itself from a report that the liquidity and funding situation was satisfactory. Based on the reports and the documents submitted in this connection, the committee is of the opinion that risks are identified extensively at an early stage and are adequately managed.

Negotiating Committee
The Negotiating Committee required by law did not have to convene in the past year.

The chairmen of the respective committees reported to the Supervisory Board meetings on the topics discussed at the committee meetings, and on the results of these discussions and any votes held. The Management Board also informed the members of the Supervisory Board in writing about unusual events between meetings. The Chairman of the Supervisory Board met regularly with the Spokesman of the Management Board for consultations on major developments, and was informed continually on decisions by the Management Board and ongoing events.

Audit and approval of the 2006 financial statements
The annual financial statements and management report of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, as well as the consolidated financial statements and management's discussion and analysis for the 2006 financial year prepared in accordance with International Financial Reporting Standards (IFRS), including the account records, were audited by KPMG. The independent auditors issued an unqualified opinion in both cases.

In fulfilment of their professional obligations under Section 317 (4) of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risk at an early stage. The independent auditors came to the conclusion that the monitoring systems installed are suitable for the management, identification and monitoring of the risks incurred by HVB Group, and confirm that the management report for HVB AG and management's discussion and analysis for the Group present a true and fair view of the risks of future business development. The Chairman of the Audit Committee attended the final discussion of the Management Board with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with Management Board's proposal for the appropriation of profits and the auditors' report. The Audit Committee examined these documents in great detail during the preliminary audit. The lead auditor reported on the findings of the audit and provided detailed answers to the questions of the members of the Supervisory Board at the preparatory meeting of the Audit Committee as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. In addition, the Management Board explained the financial statements in detail at these meetings. The Supervisory Board concurred with the results of the audit. It determined that, on the basis of its own examination of HVB AG's financial statements and management report together with the consolidated financial statements, management's discussion and analysis and proposal for the appropriation of profits, no objections were to be raised. At its meeting on March 20, 2007, the Supervisory Board therefore approved the annual financial statements prepared by the Management Board. At the same meeting, the Supervisory Board also approved the consolidated financial statements prepared by the Management Board. The Supervisory Board approves the proposal put forward by the Management Board concerning the appropriation of the profits.

UniCredito Italiano S.p.A. has held a majority interest in the share capital of HVB AG since November 17, 2005. Consequently, the Management Board has produced a report on relationships of Bayerische Hypo- und Vereinsbank AG with related companies for the 2006 financial year in accordance with Section 312 of the German Stock Corporation Act. The report contains the following concluding statement by the Management Board:
"We declare that, based on the circumstances known to us at the time in which the legal transactions mentioned in this report were entered into or the measures mentioned in this report were taken or omitted, Bayerische Hypo- und Vereinsbank AG received appropriate consideration for each legal transaction and that the Bank was not put at a disadvantage by these measures having been taken or omitted."

KPMG audited this report and issued the following opinion:
"On the basis of our statutory audit and assessment, we confirm that
1. the actual information contained in the report is correct,
2. the company's performance was not unreasonably high for the legal transactions mentioned in the report or disadvantages have been compensated,
3. no circumstances speak in favour of a significantly different assessment to the one given by the Management Board concerning the measures mentioned in the report."

The report of the Management Board on relationships with related parties and the related audit report by KPMG were also forwarded to the Supervisory Board. In the course of the preliminary audit, the Audit Committee and then the Supervisory Board considered these documents in depth at the meeting devoted to the annual financial statements. KPMG took part in the deliberations of the Supervisory Board and the preparatory meeting of the Audit Committee, and gave a report on the principal findings of their audit. The Supervisory Board concurred with the results of the audit by KPMG. Based on the final outcome of its own examination of the report on relationships of Bayerische Hypo- und Vereinsbank AG with related parties in the 2006 financial year prepared by the Management Board compliant with Section 312 of the German Stock Corporation Act, which did not identify any deficiencies, no objections are to be made about the final declaration of the Management Board in this report.

Further explanations pursuant to Section 171 (2) 2 of the German Stock Corporation Act (Section 289 (4), Section 314 (4) of the German Commercial Code)

The share capital of HVB consists of 736,145,540 shares of common bearer stock and 14,553,600 shares of registered preferred stock without voting rights. The shares of preferred stock, which constitute a holding of 1.9% of the share capital, result from the merger with Bayerische Staatsbank in 1971 and are held solely by UniCredit. The shares of preferred stock are not listed and can only be transferred with the approval of the Company. Shares of preferred stock have no voting rights and receive a retroactively payable advance share in profits and a dividend equivalent to the amount due for common shares.

In 2005, UniCredit submitted a tender offer which was accepted by a large majority of the shareholders. As a result of this offer, UniCredit has held 93.9% of the share capital of HVB since November 17, 2005. On January 23, 2007, UniCredit announced that it now held 95% of the share capital of HVB and intended to initiate a squeeze-out procedure. Assuming that this announcement is also implemented, UniCredit will hold 100% of the share capital of HVB in the foreseeable future.

HVB does not have any shares with special privileges granting control rights. Insofar as HVB employees hold shares in HVB, there are no special rules governing the exercise of their control rights. All holders of shares with voting rights can exercise their voting rights in person or through a proxy, or authorise a designated proxy of the Company to carry out their instructions.

Report of the Supervisory Board continued

Under Section 84 of the German Stock Corporation Act, the Supervisory Board appoints Management Board members for a maximum of five years. The Supervisory Board is entitled to revoke the appointment to the Management Board for good cause. Under Article 7 of HVB's Articles of Association, the Management Board of the Bank must consist of at least two members. In line with HVB's organisational structure in divisions, there are currently nine members of the Management Board. The terms of office of seven members of the Management Board expire on December 31, 2008 and of the two other members of the Management on February 22 and March 31, 2009, respectively. None of the Management Board contracts contain a change-of-control clause.

According to Section 179 of the German Stock Corporation Act, any amendment of the Articles of Association requires a resolution to be passed by the Annual General Meeting of Shareholders. Under Section 181 (3) of the German Stock Corporation Act, an amendment to the Articles of Association does not take effect until entered in the Commercial Register. The amendment to Article 4 of the Articles of Association resolved by the Annual General Meeting on May 23, 2006 has been challenged and hence not yet entered in the Commercial Register. The Annual General Meeting can transfer the authority to make amendments to the Articles of Association which only concern the wording, but not the content, to the Supervisory Board. Under Article 21 (3) of HVB's Articles of Association, this authority was granted to the Supervisory Board. The Supervisory Board generally makes use of this right for capital increases from the authorised capital, for example, which lead to an amendment of Article 5 of the Articles of Association (share capital).

The authorised capital increase of €990 million still existing in full at the time the present Report of the Supervisory Board was approved on March 20, 2007 was resolved by the Annual General Meeting in 2004 and may be used up to April 29, 2009. The authorised capital increase was entered in the Commercial Register on December 18, 2006. In particular, it allows for a capital increase against non-cash contributions with the exclusion of shareholder subscription rights. At the same time, conditional capital of €375 million is available to grant common shares of HVB to holders of debt securities or participating certificates with an option or conversion right and/or conversion obligation. The authorisation granted to the Management Board by the Annual General Meeting in 2003 to issue appropriate debt securities or participating certificates up to May 14, 2008 has not been used either. In accordance with Section 71 (1) No. 7 of the German Stock Corporation Act, the company was authorised to buy or sell treasury stock for the purpose of securities trading by the resolution of the Annual General Meeting of May 23, 2006. The Company made use of this authorisation on more than one occasion in 2006. The information in this regard is provided in the notes to the 2006 annual financial statements and the notes to the consolidated financial statements. This authorisation will become null and void when the squeeze-out is entered in the Commercial Register. There is currently no authorisation compliant with Section 71 (1) No. 8 of the German Stock Corporation Act to purchase treasury stock for other purposes, such as to withdraw it.

There are no significant agreements at HVB that are subject to the condition of a change of control following a tender offer.

No compensation agreements have been reached with members of the Management Board or employees in the event of a tender offer.

Personnel changes

The following people were appointed to the Management Board with effect from January 1, 2006 following the business combination with UniCredit: Jan-Christian Dreesen, Rolf Friedhofen, Heinz Laber, Ronald Seilheimer, Matthias Sohler, Andrea Umberto Varese and Andreas Wölfer. Dr Wolfgang Sprissler, who already served on the Board as Chief Financial Officer, was elected to succeed Dieter Rampl, who retired from the Management Board with effect from December 31, 2005, as Spokesman of the Management Board after consulting the Remuneration & Nomination Committee of the Supervisory Board. In addition, Dr Stefan Schmittmann was elected deputy member of the Management Board with effect from January 1, 2006. Jan-Christian Dreesen amicably resigned from office for personal reasons on February 9, 2006. Willibald Cernko was elected to the Management Board as his successor with effect from February 23, 2006. On August 31, Johann Berger resigned from the Management Board at HVB and from the Management Committee of UniCredit after he considered that his task of combining the commercial real estate finance and corporate banking operations in one division based on his proposal had been completed. Johann Berger had been a member of the Management Board since April 1, 2005, gaining much credit particularly for reducing the workout portfolios of the real estate financing operations pooled in the Real Estate Restructuring segment. The Supervisory Board would like to thank Johann Berger for his successful work on the Management Board. Johann Berger's duties on the Management Board were assumed by Dr Schmittmann, who was appointed a regular Management Board member with effect from September 12, 2006.

At the Annual General Meeting of May 23, 2006, Alessandro Profumo, Chief Executive Officer of UniCredit, Carlo Salvatori, former Chairman of the Board of Directors of UniCredit, Aldo Bulgarelli, lawyer, Ranieri de Marchis, Chief Financial Officer of UniCredit, Paolo Fiorentino, Head of Global Banking Services of UniCredit, Dario Frigerio, Head of Private Banking and Asset Management of UniCredit, Roberto Nicastro, Head of Retail of UniCredit, and Vittorio Ogliengo, Head of Corporates of UniCredit, were re-elected to the Supervisory Board for their remaining term of office, being until the end of the Annual General Meeting of Shareholders in 2008. The gentlemen named had been previously appointed to the Supervisory Board in the course of the business combination with UniCredit under an order issued by Munich Registry Court on November 29, 2005. Alessandro Profumo was re-elected Chairman of the Supervisory Board at the Supervisory Board meeting held on May 23, 2006 following the Annual General Meeting of Shareholders.

Herbert Munker and Anton Hofer resigned from the Supervisory Board with effect from March 8 and December 31, 2006, respectively. Beate Dura-Kempf and Günter Guderley, who had been elected deputy members of Herbert Munker and Anton Hofer by the Bank's employees according to the provisions of the German Co-Determination Act, were elected to the Supervisory Board in their places. With effect from August 21, 2006, Carlo Salvatori announced his resignation from the Supervisory Board. Based on an order issued by Munich Registry Court on August 22, 2006, Sergio Ermotti, Head of Markets & Investment Banking of UniCredit, was appointed to the Supervisory Board in his place. The Supervisory Board would also like to use this opportunity to thank the members who have left the Supervisory Board for their successful service on this body. Their great personal commitment and extensive professional experience was a decisive gain for work on the Supervisory Board.

Rolf Heffner passed away on November 14, 2006. He had been a member of the Management Board of Bayerische Hypotheken- und Wechsel-Bank from 1975 to 1984 and then a member of the Bank's Advisory Board until 1993. Johann Rüth passed away on December 28, 2006. He was appointed to the Management Board of Bayerische Staatsbank in 1961 and, after the merger with Bayerische Vereinsbank, was a member of the merged bank's Management Board until 1979. He then served as a member of the Bank's Advisory Board until 1990. Karl Wüst passed away on January 31, 2007. He had been a member of the Management Board of Bayerische Hypotheken- und Wechsel-Bank from 1973 to 1976 and remained closely connected with the Bank as a member of its Advisory Board until 1988. With tireless commitment, great skill and sound judgement, the deceased gentlemen made an exemplary contribution to the Bank's development. The Supervisory Board will hold the memory of the deceased gentlemen in the highest esteem.

The Supervisory Board would like to thank the Management Board, the employees and employee representatives for all their hard work in the past year, which was essentially marked by the integration of HVB into the UniCredit Group and a sustained increase in the earnings power of the Company. The Supervisory Board wishes the Management Board and the employees every success for the future.

Munich, March 20, 2007

The Supervisory Board

Alessandro Profumo
Chairman

Corporate Governance and Compensation Report

CORPORATE GOVERNANCE: GUIDING PRINCIPLE

Good corporate governance entails the responsible management of enterprises. It is of vital importance for achieving corporate objectives and a sustained increase in company value, which in turn strengthens the confidence of shareholders and investors in the capital market. Exemplary corporate governance is not characterised merely by adherence to formal regulations but above all by responsible management put into action. Bayerische Hypo- und Vereinsbank (HVB AG) lives up to this maxim of responsible management through the close and efficient co-operation between the Management Board and the Supervisory Board, and through the openness and transparency of its communication.

Legal basis

As it is headquartered in Germany, HVB AG operates within the legal framework provided by the German Stock Corporation Act, the German Co-Determination Act, capital market law and the German Corporate Governance Code. In 2006, HVB AG complied with the recommendations given by the German Corporate Governance Code as amended on June 2, 2005 and June 12, 2006 with five exceptions, and will comply with it in future with two exceptions. The deviations are described in detail in accordance with the "comply or explain" principle in the Statement of Compliance of the Management Board and Supervisory Board of December 5, 2006. The full text of the statement, complete with comments on the deviations, is reproduced below under the heading "2006 statement of compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act". The statement of compliance has also been made permanently available to shareholders on the Company's website.

HVB AG follows the series of suggestions provided in the Corporate Governance Code with three exceptions:

- On co-determined supervisory boards, the shareholder representatives and employee representatives are required to prepare Supervisory Board meetings separately, if appropriate in conjunction with members of the Management Board. In 2006, no preparatory meetings were held by the shareholder representatives and no regular preliminary talks took place on the employee representatives' side.

- There are no plans to introduce varying terms of office for the shareholder representatives on the Supervisory Board because such a move would be at odds with the desired continuity of the Supervisory Board's work. It would also apply only to the shareholder representatives, and would thus amount to unequal treatment of Supervisory Board members.

- The remuneration paid to members of the Supervisory Board does not include any components linked to the company's long-term success. A large majority of our Supervisory Board members are required to surrender the Supervisory Board compensation, which means that no individual member of the Supervisory Board would profit from a corresponding regulation. Hence, we do not believe that a rule governing compensation with a long-term incentive is advisable for our Supervisory Board.

The German Securities Trading Act, as amended by the German Act on the Improvement of Investor Protection and the German Act on the Implementation of the EU Transparency Directive, contains additional statutory regulations aimed at promoting transparency and preventing misuse of insider information. In particular, these statutes contain regulations covering a ban on insider trading, ad-hoc publications, the publication of directors' dealings and announcements of investments in listed companies when the stake reaches, exceeds or falls below certain thresholds. In addition, the statutory regulations on combating money laundering and the directives issued in this connection must be observed. There is a separate unit in the Bank responsible for ensuring compliance with, and implementation of, these regulations.

Articles of Association, internal regulations, guidelines, compliance

Apart from defining legal principles regulating the management and monitoring of joint stock companies, other rules governing these matters at HVB AG are the Articles of Association adopted by the Annual General Meeting of Shareholders and the respective internal regulations adopted by the Management Board and the Supervisory Board. In particular, the Supervisory Board's by-laws contain statements on transactions requiring approval and details on disclosure and reporting obligations. The Bank has introduced Compliance Guidelines and employee guidelines for dealings in securities and real estate. Compliance with these regulations is monitored by the Bank's compliance officer. As a member of the UniCredit Group, HVB also adopted the Integrity Charter of UniCredit last year. The Integrity Charter is a common set of values connecting all the companies in the UniCredit Group. It contains guidelines on employees' conduct at the workplace and lays down obligatory standards of behaviour for all employees in companies belonging to the UniCredit Group. In addition, the Code of Conduct adopted several years ago by the Management Board of HVB remains in force. This code summarises existing regulations and principles of ethical conduct to create a binding standard of conduct for the Management Board and all HVB employees.

Effective corporate supervision

Supervisory Board, committees

The Bank's Supervisory Board has 20 members. In compliance with the German Co-Determination Act, it includes equal numbers of representatives of the shareholders and employees. When new members are nominated for election to the Supervisory Board, care is taken to ensure that they have the required knowledge and skills and do not serve on governing bodies or perform advisory functions for key competitors. The members of the Supervisory Board are obliged to act in the interests of the company. Under the Supervisory Board's by-laws, any conflicts of interest must be disclosed to the Supervisory Board. To avoid any conflicts of interest, individual members of the Supervisory Board did not take part in corresponding voting procedures in 2006. Further details in this connection are provided in the Report of the Supervisory Board in this Annual Report. A summary of the mandates held by members of the Supervisory Board on other statutory supervisory boards or comparable supervisory bodies is published in the notes to the annual financial statements of HVB AG. In view of the composition of the Supervisory Board, sworn interpreters are present at Supervisory Board meetings to simultaneously translate the contributions made by each Supervisory Board member to ensure that they are understood.

Under the German Stock Corporation Act, the tasks of management and supervision must be strictly separated. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. Key tasks of the Supervisory Board include the appointment and dismissal of members of the Management Board. In addition, certain types of transactions require the Supervisory Board's approval, either by law or because the Supervisory Board has made them subject to this restriction. This applies primarily to capital measures and – in accordance with the internal rules of the Supervisory Board of HVB AG – to investments or disposals exceeding a certain amount. To support its work, the Supervisory Board has set up three committees. The composition and tasks of the committees are as follows:

Remuneration & Nomination Committee

- The Remuneration & Nomination Committee, comprised of the chairman of the Supervisory Board and the two deputy chairmen, is primarily concerned with succession planning for the Management Board and determines the remuneration of its members, including the remuneration structure.

Corporate Governance and Compensation Report continued

Audit Committee

– The Audit Committee, which usually conducts four meetings a year, has five members. It is responsible in particular for preparing the Supervisory Board's decision on the approval of the annual financial statements and consolidated financial statements, for conducting a preliminary audit on the report on relationships with related parties and for elucidating the quarterly financial statements. In addition, this committee prepares the Supervisory Board's proposal for the election of the independent auditor by the Annual General Meeting of Shareholders. This includes an assessment of the independence of the auditor and the specification of the type and extent of non-auditing tasks to be performed by the auditor. The Audit Committee is also responsible for the appointment of the auditor for the annual financial statements and consolidated financial statements on the basis of the resolution passed by the Annual General Meeting of Shareholders, including the specification of the main areas subject to special scrutiny and the fee. The regular reports prepared by the internal auditing department on its findings are another topic addressed by the Audit Committee. As required in the Corporate Governance Code, this committee has also performed the tasks carried out previously by the Risk Committee since January 1, 2006. The risk situation and the early identification of risks are of fundamental importance for the company's continuing existence. The Minimum Requirements for the Risk Management at Credit Institutions laid down by the German Financial Supervisory Authority require risk reports to be presented to the Management Board and the Supervisory Board each quarter. Moreover, the management must review the risk strategy at least once each year and discuss it with the Supervisory Board.

  This ensures that the Supervisory Board is provided with detailed reports on a regular basis, particularly on the risk strategy, credit risks, market risks and operational risks as well as liquidity and reputation risks.

Negotiating Committee

– The Negotiating Committee, which has two shareholder representatives and two employee representatives, is responsible for submitting proposals to the Supervisory Board pertaining to the appointment or dismissal of members of the Management Board when a vote by the Supervisory Board does not yield the required two-thirds majority. The Negotiating Committee required by law did not have to convene in the past year.

The chairmen of the committees report in detail on the committees' activities at plenary meetings.

Management Board

The Management Board is the company's management body. Under the Business Combination Agreement between HVB AG and UniCredit, an arrangement was made to adapt the organisational structures of HVB AG to those of UniCredit in order to create clear leadership and management structures across the entire group. The restructuring of the divisions was mostly completed by the end of July 2006. In the period from January 1 to August 31, 2006, the Management Board had ten members, one of whom was a deputy member. Since then the Management Board of HVB has consisted of nine regular members. These are the Board spokesman, the Chief Financial Officer (CFO), the Chief Risk Officer (CRO), the Chief Operating Officer (COO) and the Head of Human Resources Management (HRM), who also acts as Director of Labour Relations, and the heads of the other four operating divisions: Retail, Wealth Management, Corporates & Commercial Real Estate Financing, and Markets & Investment Banking. Thus the new structure and breakdown of responsibilities on the Management Board of HVB AG match the organisational structure in the other units of the UniCredit Group, which is divided into customer groups (business divisions) and functions. The Board spokesman, Dr Sprissler, is also a member of UniCredit's Management Committee, which advises and supports the Chief Executive Officer of UniCredit in implementing management decisions.

The Management Board of HVB AG provides the Supervisory Board with regular, timely and comprehensive reports on all issues relevant to corporate planning, including budget deviations, strategic development, the course of business and the state of the company, including the risk situation. The reports are generally submitted in text form; documents relevant for decision-making are made available to the Supervisory Board before the meeting. Given the composition of the Supervisory Board, presentations, reports and other documents are issued in two languages.

Directors' dealings and shares held by members of the Management Board and Supervisory Board

Compliant with Section 15a of the German Securities Trading Act, members of the Management Board and the Supervisory Board, and certain people closely related to them, are required to disclose transactions involving shares of HVB AG, or financial instruments based on such shares to the extent that such transactions exceed a figure of €5,000.00 in a calendar year.

The following transactions were notified to HVB AG for the 2006 financial year:

All transactions have been published under Corporate Governance on the Bank's website at www.hvb.com/dealings.

Members of the Management Board did not hold any shares of HVB AG at December 31, 2006. At December 31, 2006, the members of the Supervisory Board held less than 1% of the entire stock issued by HVB AG.

Directors' dealings

NAME, FUNCTION	TYPE OF TRANSACTION	NAME OF SECURITY	GERMAN SECURITIES IDENTIFICATION NUMBER/ISIN NUMBER	COMPLETION DATE	UNITS	PRICE PER SHARE	VOLUME
Helmut Wunder, member of the Supervisory Board of HVB AG	Sales	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE 0008022005	September 14, 2006	500	€33.50	€16,750.00

Shareholders, Annual General Meeting

The shareholders exercise their rights at the Annual General Meeting of Shareholders. The ordinary Annual General Meeting of Shareholders, to which the annual financial statements are submitted, takes place in the first half of the fiscal year. The "one share, one vote" principle applies for all holders of shares vested with voting rights. All holders of shares vested with voting rights can exercise their voting rights in person or through a proxy (such as a shareholder association or a bank), or authorise a designated proxy of the company to carry out their instructions. Voting instructions for the proxy by the company can also be issued via the internet – and hence via electronic communications. Shareholders will receive details with the invitation to the Annual General Meeting of Shareholders. The Annual General Meeting adopts resolutions on such matters as the appropriation of net income, the discharge from liability of the Management Board and the Supervisory Board, the election of shareholder representatives to the Supervisory Board, the appointment of the independent auditor, amendments to the Articles of Association, capital-raising and conversion measures.

Risk management

HVB AG conducts extensive risk monitoring and risk management, encompassing its subsidiaries. The monitoring systems are geared to identifying risks at an early stage. Risk control and risk management are combined under the area of responsibility of the Chief Risk Officer, who reports to the Audit Committee of the Supervisory Board on a regular basis. Please refer to the Risk Report for further details.

Communication, transparency

The Bank greatly values regular and prompt communication with its customers, shareholders, employees and the general public. Press releases and reports provide information on the state of the company. Information that could have a substantial impact on the share price is published in ad-hoc communications and is also made available on the company's website. In addition, the spokesman of the Management Board and the CFO report on issues important to the company and current business results at regular analyst conferences and press conferences. The dates of these conferences are published in a financial calendar.

Corporate Governance and Compensation Report continued

2006 statement of compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act
The Supervisory Board and the Management Board issued the following statement of compliance on December 5, 2006, which has also been made permanently available on the website of HVB AG.

"The Management Board and Supervisory Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft ('HVB AG') hereby declare that the recommendations of the 'Government Commission German Corporate Governance Code', as amended on June 2, 2005 and June 12, 2006, announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette was complied with in fiscal 2006, with the following deviations:

- Annexes 1.2, 1.3.3, 1.3.4–1 to 1.3.4–12 and 3.1 to the Master Agreement of January 16, 2006 as well as the relevant annexes to the Hive-Down Agreement of March 29, 2006 (cf. agenda items 13 and 14 of the Annual General Meeting of May 23, 2006) have not been published on the Internet for the reasons stated in the invitation to the Annual General Meeting. Accordingly, the recommendation in Section 2.3.1 (3) of the Code was not followed.

- Section 3.8 (3) of the Corporate Governance Code stipulates that an appropriate deductible must be agreed if the Company takes out D&O insurance for the Management Board and Supervisory Board.

  Responsible action is an obvious duty for all Board members and therefore no deductible is required in this regard.

- According to Section 4.2.3 (6) of the Code, stock options and comparable instruments shall be related to demanding, relevant comparison parameters. In addition, according to Section 4.2.3 (8) the Supervisory Board shall agree for extraordinary, unforeseen developments a possibility of limitation (cap).

  As "HVB AG" is a Group member company of UniCredito Italiano S.p.A., in 2006 the remuneration of the members of the Management Board of "HVB AG" was handled on a similar basis as that used in the UniCredit Group. As in the past, remuneration comprises three components: an individual basic salary, an annual performance-based bonus, and an annual long-term incentive. The long-term incentive plan of UniCredit comprises stock options on UniCredit shares and performance shares in the form of UniCredit shares. In departure from Section 4.2.3 of the Code, this long-term incentive plan provides neither for parameters to be drawn on for comparison purposes, nor – in relation to the stock options – for any performance targets; moreover, no form of limitation (cap) was agreed for extraordinary, unforeseeable developments.

- According to Section 4.2.4 (2) of the Code, as amended on June 2, 2005, the particulars of remuneration of Management Board members are to be disclosed individually in the Notes to the Consolidated Financial Statements.

  In fiscal 2005, this recommendation was only partly complied with, because only the remuneration for the spokesman of the Management Board is disclosed individually in the Notes to the Consolidated Financial Statements for 2005. For the other Management Board members, the previous practice of presenting only the total remuneration was continued. In the Notes to the Consolidated Financial Statements and in the Corporate Governance Report, the remuneration components, namely the fixed remuneration, performance bonuses and long-term incentives, were disclosed. In our view, the disadvantages would outweigh the advantages for the company if we reported remuneration on a more individualized basis.

  Meanwhile, at the Annual General Meeting of May 23, 2006, the so-called opting-out clause under the Act concerning the disclosure of Management Board remuneration was used and, following a proposal by the Management Board and Supervisory Board, it was resolved that in the Company's Annual and Consolidated Financial Statements for fiscal 2006 through 2010, at the latest until May 22, 2011, however, the information required in Section 285 (1) No. 9 a and (5) to (9) and Section 314 (1) No. 6 a (5) to (9) of the Commercial Code is not to be disclosed.

- According to Section 5.4.3.(2), an application for the judicial appointment of a Supervisory Board member shall be limited in time up to the next annual general meeting.

  In 2006, this recommendation was only followed in the sense that when the judicial appointment of Mr. Ermotti was applied for, he was to be appointed a member of the Supervisory Board until the following ordinary General Meeting. In contrast, Mr. Ermotti's election as a member of the Supervisory Board was not on the agenda of the Extraordinary Shareholders' Meeting of October 25, 2006.

For clarification purposes, the appraisals by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, of the enterprise value of the HVB AG units sold in Austria, central and eastern Europe (cf. the specific agenda items of the Extraordinary Shareholders' Meeting of October 25, 2006) were not published on the Internet in line with the parameters laid down by PricewaterhouseCoopers in order to confine access by non-shareholders to these appraisals. However, the Management Board and Supervisory Board of HVB AG do not perceive this as a deviation from Section 2.3.1 of the Corporate Governance Code, in terms of which the reports and records required for the General Meeting by law are also to be published on the Company's website.

The Management Board and Supervisory Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HVB AG") further declare that the recommendations of the "Government Commission German Corporate Governance Code", as amended on June 12, 2006, announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette will also be complied with in future, with the exception of Section 3.8 (3) (deductible under D&O insurance) and Section 4.2.3 (no parameters for comparison purposes and – in relation to stock options – no performance targets or forms of limitation (caps) to UniCredit shares within the scope of the long-term incentive plan)."

COMPENSATION REPORT

In compliance with the German Corporate Governance Code, the basic principles underlying the system of compensation for the Management Board of Bayerische Hypo-und Vereinsbank (HVB AG) are explained below. In addition, the amount of compensation paid to members of the Supervisory Board is described in detail and shown individually, broken down into remuneration components.

1. Structure of compensation paid to members of the Management Board for 2006

The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. The direct compensation has three components comprising fixed and variable elements: fixed compensation, variable compensation as a bonus featuring profit-related components (short-term incentive) and a long-term incentive.

The variable components are especially important as these are linked to the achievement of the targets agreed for the financial year and the targets in the strategic plan and can exceed the fixed salary. Competitive profit-related compensation and postponing payment to the near or far future as a result of participation in the long-term incentive plan of the UniCredit Group is intended to ensure that the management is bound to the company.

To ensure that the compensation for the responsibilities assumed by Management Board members is commensurate with market conditions, an external specialist performed a market survey on behalf of HVB AG which included similar companies. The compensation paid to members of the Management Board for 2006 was stipulated by the Remuneration & Nomination Committee taking account of this survey.

1.1 Fixed salary

The fixed salary is equivalent to the level paid in similar companies. It is disbursed in 12 monthly amounts.

1.2 Bonus (short-term incentive)

The bonus is a short-term incentive, the size of which depends on certain targets agreed at the beginning of the year with all members of the Management Board being met. In 2006, these targets were specified in detail in the course of the year after completion of the three-year planning. The targets are shown in scorecards and include team targets, core targets and integration targets.

Corporate Governance and Compensation Report continued

The team target for all members of the Management Board is based on the results achieved by the HVB sub-group. Some Management Board members responsible for regional divisions also have a divisional target as an additional team target. The main emphasis is placed on what are known as core targets, i.e. especially significant targets from the Management Board members' own area of responsibility. The most important tasks arising during the process of integrating HVB AG into the UniCredit Group are covered by the integration targets.

Targets mainly relating to quantities, but also some quality targets, are agreed with the members of the Management Board. A relatively narrow range is defined for meeting the quantitative targets. If the lowest value of this range is not achieved, no points are awarded for the target. If the highest value is achieved, the Management Board member receives the highest number of points previously defined for this target. The Remuneration & Nomination Committee decides on the quality targets, taking into account the vote given for the target achievement by the head of the division or the function in which the Board member works.

The weighted total amount of points gained from each target results in the target achievement. A bonus is paid if a specified minimum number of points is achieved. Compliant with UniCredit's treatment of this issue, the maximum bonus will be defined as the reference value from 2007. This maximum bonus can be utilised whenever a total number of 120 points is achieved in the scorecard. This means that the bonus has a maximum upper limit and a correspondingly lower percentage of the maximum bonus will be disbursed in future if targets are fully met.

The bonus for one member of the Management Board also includes a long-term incentive. In this case, the amount exceeding the target bonus is disbursed only after two years have passed if the Management Board member concerned is still working for HVB AG at this point (retention award).

1.3 Long-term incentive
Each Management Board member takes part in the Stock Option & Performance Shares Plan of the UniCredit Group (long-term incentive plan of the UniCredit Group).This plan consists of two components.

On the one hand, each Management Board member is granted a certain number of options which can be exercised if the beneficiary is still working for the UniCredit Group after four years (vesting). Each option entitles the Management Board member to purchase a UniCredit share at a price which was fixed before the option was issued. The option may be exercised within a period of nine years after vesting. In 2006, the Management Board of HVB AG was granted a total of 508,633 stock options.

On the other hand, each Management Board member is promised a specific number of UniCredit shares (to be tansferred free-of-charge) on condition that the relevant targets in UniCredit's strategic plan are met after three years have passed and the beneficiary is still working for the UniCredit Group. The targets were combined in baskets. There are baskets for the UniCredit Group and for each division. Each basket has five targets, of which three must have been met.

Members of the Management Board working in operating activities receive the shares only if the division has achieved its target. They receive 50% of the shares if only the division has met its targets but 100% of the shares if the Group has also met its targets. The other Management Board members receive the shares if the Group has achieved its targets. The Management Board of HVB AG received 195,333 performance shares in 2006.

HVB AG reimburses the cost of participating in the long-term incentive plan to UniCredit.

The entitled person pays the taxes on the benefits gained, i.e. the value of the share less the fixed purchase price when the stock option is exercised and the value of the share for performance shares upon allotment.

One member of the Management Board, who also has a service contract with UniCredit, only receives a fixed compensation from HVB AG. In other words, he receives neither a bonus nor a long-term incentive. Furthermore, because of the functions he performs at UniCredit this member of the Management Board receives a fixed basic salary from this company; the respective bonuses and participation in the long-term incentive plan for the senior executives of the UniCredit Group are further components of this Board member's compensation which are to be paid by UniCredit. HVB AG reimburses the compensation costs to UniCredit.

Another Management Board member, who also has a service contract with Bank Austria Creditanstalt (BA-CA), receives the same direct components of compensation from HVB AG as the other Managmenet Board members. However, the amount of his compensation takes account of the fact that this Management Board member also works on a smaller scale for BA-CA and thus receives similar compensation in due proportion from BA-CA.

One member of the Management Board, who resigned from the Management Board in 2006 and as a member of UniCredit's Management Committee also had a service contract with UniCredit, received only a fixed salary and an allocation to a retirement pension from HVB in the 2006 financial year

Compensation paid to members of the Management Board for positions on supervisory boards of Group companies is surrendered to HVB AG.

The Annual General Meeting of Shareholders of May 23, 2006 invoked what is referred to as the opt-out clause of the Act on the Disclosure of Management Board Remuneration and resolved that the remuneration received by Management Board members would not be disclosed on an individualised basis.

The compensation paid to members of the Management Board for the 2006 financial year totalled €10 million.

1.4 Compensation paid to members of the Management Board

	FIXED SALARY		PERFORMANCE-RELATED COMPONENTS		LONG-TERM INCENTIVE[1]		TOTAL	
€ millions	2006	2005	2006	2005	2006	2005	2006	2005
Members of the Management Board of HVB AG	4	5	5	4	1	7	10	16
Members of the Supervisory Board of HVB AG for supervisory board work	0.8	1	0	0	0	0	0.8	1
Former members of the Management Board of HVB AG and their surviving dependents							11	12
Severance pay/provisions for former members of the Management Board and executives at Bereichsvorstand level							2	25

1 monetary value of equities-based compensation

Details of share-based compensation

MEMBERS OF THE MANAGEMENT BOARD OF HVB AG	UNITS	MONETARY VALUE in €	MONETARY VALUE in €
Options		Fair value of each option on the date of granting	Fair value on the date of granting in total
Stock options 2005	472,000	1.0548	497,865.60
Stock options 2006	508,633	1.269	645,455.28
Performance shares		Fair value of each performance share on the date of commitment	Fair value on the date of commitment in total
Performance shares 2005	201,000	4.461	896,661.00
Performance shares 2006	195,333	5.574	1,088,786.14

The fair value on the date of granting is recorded as an expense on the basis of the expected number of options exercised/performance shares granted over the period or vesting period of the respective programme.

Corporate Governance and Compensation Report continued

1.5 Pension commitments
Besides direct remuneration, Management Board members have received pension commitments. Except for three members of the Management Board, the Management Board members take part in the fund-linked deferred compensation scheme (FDC) which is also available to the Bank's employees. HVB AG has fixed the contribution as 20% of the fixed salary and the short term incentive, subject to a cap of €200,000 per year. It has been agreed with the members of the Management Board that this amount of their pay would be converted, which means that, instead of a disbursed sum of money, the Management Board member receives a pension commitment to the same value from HVB AG.

HVB AG credits the deferred compensation amounts to the Management Board member's capital account and invests them in a fund, currently the Pioneer Total Return Fund. HVB AG guarantees an annual return of 2.75%. A higher yield is initially used for allocation to a fluctuation reserve amounting to 10% of the separate funds for FDC. Any surplus return is credited to the Management Board member in due proportion. The fluctuation reserve is used to offset any actuarial losses.

When the beneficiary becomes entitled to receive benefits, the capital credit balance is converted into a pension for life. In the process, the actuarial calculations applicable at the time, in particular the life expectancy, are taken as a basis. An annual adjustment of 1% is granted for the pension; this fulfils the Bank's obligation to adjust pension commitments. Alternatively, the capital can be disbursed if the eligible Management Board member has applied for this two years before the insured event occurs.

Notwithstanding the pension arrangements described, HVB AG had undertaken to provide one member of the Management Board a retirement pension for a fixed amount each year. Contributions will be paid to a pension fund for another member of the Management Board. HVB AG has not agreed a pension commitment with a further member of the Management Board. HVB AG has not agreed a pension commitment with a further member of the Management Board.

A total of €560,000 was transferred to provisions for pensions in 2006, €463,000 of which was deferred compensation invested in a fund in 2006. The compensation paid to former members of the Management Board amounted to €11 million in 2006. At December 31, 2006, the reserves in the HVB sub-group for pension commitments to former members of the Management Board and their surviving dependants stood at €92 million. In accordance with IFRS, the value of the reserves for pension commitments for retired members of the Management Board amounts to €124 million.

1.6 Fringe benefits
Other fringe benefits are of no material significance. The members of the Management Board can use their company car for private purposes. The Bank pays the premiums for an accident insurance policy valid 24-hours a day and a sum insured of €511,000 in the event of death and €1,024,000 in the event of complete disability. Furthermore, members of the Management Board receive the same preferential terms for bank services as the Bank's employees.

1.7 Commitments in the event of the termination of Management Board activities
If a contract is not extended for reasons for which the member of the Management Board is not responsible, a transitional allowance of at least one year's salary (fixed salary and bonus), but a maximum of three years' salary depending on the length of service, is usually paid; the maximum amount is paid after 20 years. The transitional allowance is limited to the annual salaries (fixed salary and bonus) still outstanding until the age of 62 in each case. In the event that his contract is not extended, one member of the Management Board will not receive any benefits from HVB AG on account of another contract he has in the corporate group; another can receive a retirement pension.

2. Compensation paid to members of the Supervisory Board
The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Association of HVB AG. The currently applicable arrangements under these articles are based on a resolution adopted by the Annual General Meeting of Shareholders on May 23, 2006. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €25,000 payable upon conclusion of the financial year and dividend-dependent compensation of €400 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €120,000 payable upon conclusion of the financial year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. According to this, the members of the Audit Committee receive annual compensation of €20,000 each for the 2006 financial year. The chairman of the committee receives twice this amount. The members of the Remuneration & Nomination Committee and the members of the statutory Negotiating Committee, which only meets if required, received no separate compensation for committee work. In addition,

the members of the Supervisory Board are reimbursed their expenses and the value-added tax payable on their Supervisory Board functions. Where they sit on the Management Committee of UniCredit, the members of the Supervisory Board surrender to UniCredit the compensation they receive for supervisory board work, as the performance of supervisory board functions at subsidiaries is considered a typical management duty.

Members of the Supervisory Board who belonged to the Supervisory Board for only a part of the fiscal year received pro rata compensation.

The chairman of the Supervisory Board has an office complete with staff at his disposal. In 2006, expense allowances totalling €86,987.73 were paid to members of the Supervisory Board. No remuneration was paid in the 2006 financial year for services provided personally.

The following table shows the breakdown of compensation paid to members of the Supervisory Board for 2006.

Compensation of members of the Supervisory Board

€	FIXED COMPENSATION	VARIABLE COMPENSATION	COMPENSATION FOR COMMITTEE WORK	TOTAL (EXCL. VALUE-ADDED TAX)	
Alessandro Profumo, Chairman	50,000.00	22,400.00	20,000.00	92,400.00	(63,155.40)[6]
Peter König,[1] Deputy Chairman	37,500.00	16,800.00	16,328.77	70,628.77	
Dr Lothar Meyer, Deputy Chairman	37,500.00	16,800.00	40,000.00	94,300.00	
Aldo Bulgarelli	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Beate Dura-Kempf[2]	20,410.96	9,144.11		29,555.07	
Sergio Ermotti[3]	9,041.10	4,050.41		13,091.51	(8,948.05)[6]
Paolo Fiorentino	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Dario Frigerio	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Klaus Grünewald	25,000.00	11,200.00		36,200.00	
Anton Hofer	25,000.00	11,200.00	20,000.00	56,200.00	
Friedrich Koch	25,000.00	11,200.00		36,200.00	
Hanns-Peter Kreuser	25,000.00	11,200.00		36,200.00	
Ranieri de Marchis	25,000.00	11,200.00	20,000.00	56,200.00	(38,412.70)[6]
Herbert Munker[4]	4,589.04	2,055.89	3,671.23	10,316.16	
Roberto Nicastro	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Vittorio Ogliengo	25,000.00	11,200.00		36,200.00	(24,742.70)[6]
Carlo Salvatori[5]	15,958.90	7,149.59		23,108.49	(15,794.65)[6]
Professor Hans-Werner Sinn	25,000.00	11,200.00		36,200.00	
Maria-Magdalena Stadler	25,000.00	11,200.00		36,200.00	
Ursula Titze	25,000.00	11,200.00		36,200.00	
Jens-Uwe Wächter	25,000.00	11,200.00		36,200.00	
Helmut Wunder	25,000.00	11,200.00		36,200.00	
Total	**550,000.00**	**246,400.00**	**120,000.00**	**916,400.00**	**800,624.30[6]**

1 member of the Audit Committee since March 9, 2006
2 since March 9, 2006
3 since August 22, 2006
4 until March 8, 2006
5 until August 21, 2006
6 after deduction of 30% supervisory board tax and 5.5% solidarity surcharge

Munich, March 20, 2007

The Management Board   The Supervisory Board

The HVB Share

Solid share performance

The HVB share again posted a significant increase in 2006, climbing 29.0% over the year as a whole to reach a price of €33.03 per share at December 31, 2006. Thus it has risen a remarkable 65% since the business combination with UniCredit was announced on June 12, 2005, showing that the market has truly appreciated the strategic choice made by management.

Our share also put in a solid performance in 2006 when seen against our benchmark indexes, the MDAX and the Prime Banks, whose rises of 28.6% and 21.8% respectively during 2006 failed to fully match the Bank.

The new three-year plan for both the UniCredit and HVB groups, the first since the business combination became a reality, was presented to the financial community in Munich on July 5, 2006. This was clearly very well received, as the HVB share clearly outperformed both the benchmark indexes in the month following the presentation, rising by 15% as against 2.1% for the MDAX and 1.2% for the Prime Banks index.

The weights of the HVB share in the MDAX index and the Prime Banks index increased accordingly, to 1.58% and 1.67% respectively in 2006 (2005: 1.56% in the MDAX and 1.58% in the Prime Banks).

Improved credit ratings

Two of the three main agencies covering us, S&P and Fitch, improved their views of HVB Group during 2006 to reflect the stronger outlook and financial strength of the Bank. S&P reviewed the outlook from negative to stable (maintaining its A/A-1 rating), whilst Fitch improved the outlook from stable to positive and the financial strength rating from C/D to C.

Shareholder structure virtually unchanged

The shareholder structure remained virtually unchanged during the year, with the main shareholder, UniCredit, owning 93.93% of capital stock. The remaining 6.07% of our shares were free float, held by mainly institutional investors and some private investors.

The average daily trading volume during the year declined significantly from the high level recorded in 2005 (which can be attributed in part to the demand associated with the business combination with UniCredit), but the stock remained relatively liquid despite the limited free float, with the daily trading volume averaging 443,000 shares in 2006.

HVB share relative to MDAX and Prime Banks
(HVB share from January 1 to December 31, 2006, in €)


36
33
30
27
24
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
HVB share
MDAX indexed to HVB
Prime Banks indexed to HVB

Weightings

	WEIGHTING	RANKING
MDAX	1.58%	27
Prime Banks index	1.67%	6

Key ratios of the HVB share based on average number of shares

in €	2006	2005
Average number of shares (millions)	750.7	750.7
Number of shares at Dec. 31 (millions)	750.7	750.7
Earnings per share (adjusted)[1]	2.88	1.55
Earnings per share	5.89	0.86
Dividend per share of common stock	0.40	0.25
Dividend per share of preferred stock	0.064	0.064
Share price at year end	33.03	25.61
High	36.65	26.85
Low	25.52	16.30

1 2006 figures adjusted for the defined non-recurring effects
2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances

Shareholder structure since November 17, 2005[1] (in %)



☐ UniCredit 93.93
■ Free float 6.07

1 750,699,140 outstanding shares, of which 14,553,600 preferred shares held by UniCredit

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	PUBLIC PFANDBRIEFS	MORTGAGE PFANDBRIEFS
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

Investor relations activities still significant

The Investor Relations team remained active on many fronts in 2006, keeping a communication channel constantly open with equity and fixed-income analysts, investors and the rating agencies. As of December 31, 2006, our share was still being covered by nine analysts from prestigious banks and brokers, despite the limited free float, reflecting its still relatively high liquidity together with interest in the HVB equity story and the German markets. We participated in the main German banking conferences and held meeting in Frankfurt, London, New York and our corporate headquarters in Munich.

At the end of January 2006 and in May/June 2006, HVB AG successfully issued two global Pfandbriefe – the "Global No. 10" with a volume of €1.5 billion and a maturity of 7 years and the "Global No. 11" with the same volume and a maturity of 10 years – with Investor Relations co-organising the associated roadshow through Europe.

Significant efforts were made to co-ordinate the Bank's investor relations activities with those of UniCredit Group, with a view to explaining the two groups' new strategy and structure to market participants in the best possible way.

Summary of Annual Financial Data

€ millions	HVB GROUP NEW 2006	HVB GROUP NEW 2005	FULL HVB GROUP 2006	FULL HVB GROUP 2005
Operating performance				
Net interest	3,148	3,166	5,886	5,576
Dividends and other income from equity investments	251	259	479	533
Net interest income	**3,399**	**3,425**	**6,365**	**6,109**
Net fees and commission	1,753	1,723	3,468	3,198
Net trading, hedging and fair value income	768	376	1,230	656
Net other expenses/income	32	(311)	104	(322)
Net non-interest income	**2,553**	**1,788**	**4,802**	**3,532**
TOTAL REVENUES	**5,952**	**5,213**	**11,167**	**9,641**
Payroll costs	(2,216)	(2,212)	(3,895)	(3,733)
Other administrative expenses	(1,166)	(1,260)	(2,132)	(2,185)
Amortisation, depreciation and impairment losses on intangible and tangible assets	(313)	(413)	(573)	(690)
Operating costs	**(3,695)**	**(3,885)**	**(6,600)**	**(6,608)**
OPERATING PROFIT	**2,257**	**1,328**	**4,567**	**3,033**
Provisions for risks and charges	(164)	(87)	(267)	(98)
Write-down on goodwill	—	—	—	—
Restructuring costs	(60)	(438)	(308)	(546)
Net write-downs of loans and provisions for guarantees and commitments	(933)	(979)	(1,661)	(1,482)
Net income from investments	671	69	3,170	392
Other non-operating expenses	(153)	—	(184)	—
PROFIT BEFORE TAX	**1,618**	**(107)**	**5,317**	**1,299**
Income tax for the period	125	(14)	(117)	(262)
NET PROFIT	**1,743**	**(121)**	**5,200**	**1,037**
Minorities	(103)	(6)	(780)	(395)
NET PROFIT	**1,640**	**(127)**	**4,420**	**642**
Earnings per share (adjusted)[1]	1.50	0.39	2.88	1.55
Earnings per share	2.18	(0.17)	5.89	0.86

1 figures for 2006 and 2005 adjusted for the defined non-recurring effects (see Income Statement, HVB Group compliant with IFRS 5)

	HVB GROUP NEW		FULL HVB GROUP	
	2006	2005	2006	2005
Key indicators (%)				
Return on equity after taxes, adjusted[1]	15.2	3.8	18.5	10.2
Return on equity after taxes	22.1	(1.7)	37.8	5.6
Cost-income ratio (based on total revenues)	62.1	74.5	59.1	68.5
Balance sheet figures (€ billions)[2]				
Total assets	358.3	351.7	508.0	493.7
Shareholders' equity	21.9	20.5	20.0	15.4
Key capital ratios compliant with German Banking Act[2]				
Core capital (€ billions)	15.1	15.4	18.3	17.1
Risk-weighted assets (€ billions)	137.4	150.8	219.3	232.5
Core capital ratio (%)	11.0	10.2	8.4	7.3
Employees	25,738	27,353	50,659	61,251
Offices	788		1,877	2,316

SHARE INFORMATION	2006	2005
Share price (€)		
Year-end (€)	33.03	25.61
High (€)	33.20	26.85
Low (€)	32.50	16.30
Market capitalisation (€ billions)	24.8	19.2

1 figures for 2006 and 2005 adjusted for the defined non-recurring effects (see Income Statement, HVB Group compliant with IFRS 5)
2 HVB Group new: pro forma figures

Summary of Quarterly Financial Data

HVB Group (compliant with IFRS 5)

€ millions	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Income/expenses				
Net interest income	852	851	803	893
Net fees and commissions	538	447	371	397
Net trading, hedging and fair value income	297	185	191	95
Net other expenses/income	27	16	(4)	(7)
TOTAL REVENUES	**1,714**	**1,499**	**1,361**	**1,378**
Operating costs	(964)	(906)	(919)	(906)
OPERATING PROFIT	**750**	**593**	**442**	**472**
Provisions for risks and charges	(21)	(25)	(27)	(91)
Write-down on goodwill	—	—	—	—
Restructuring costs	—	(3)	(16)	(41)
Net write-downs of loans and provisions for guarantees and commitments	(210)	(202)	(226)	(295)
Net income from investments	89	49	551	(18)
Other non-operating expenses	—	—	—	(153)
PROFIT BEFORE TAX	**608**	**412**	**724**	**(126)**
Income tax for the period	(192)	(123)	(60)	500
NET PROFIT	**416**	**289**	**664**	**374**
Minorities	(24)	(27)	(14)	(38)
NET PROFIT OF HVB GROUP NEW	**392**	**262**	**650**	**336**
Profit after tax of discontinued operations	382	1,083	297	1,695
Minorities in profit of discontinued operations	(123)	(290)	(105)	(159)
NET PROFIT OF FULL HVB GROUP	**651**	**1,055**	**842**	**1,872**
Earnings per share (€)[1], full HVB Group	0.87	0.72	0.43	0.86

1 Q2 2006 adjusted for restructuring costs and the gain on the disposal of HVB Splitska banka; unadjusted earnings per share total €1.40
Q3 2006 adjusted for restructuring costs and the gain on the disposal of the Activest companies; unadjusted earnings per share total €1.12
Q4 2006 adjusted for restructuring costs; change in method of accounting for net write-downs of loans and provisions for guarantees and commitments; gains on disposal of BPH Group and Munich Re; valuation expenses for the announced disposal of a portfolio of non-strategic real estate; and other non-operating expenses; unadjusted earnings per share total €2.50

Full HVB Group

	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
Key indicators (%)				
Return on equity after taxes, adjusted[1]	—	21.0	17.7	18.5
Return on equity after taxes	22.8	30.0	29.8	37.8
Cost-income ratio (based on total revenues)	56.4	57.0	58.6	59.1
Balance sheet figures (€ billions)				
Total assets	498.2	486.8	495.1	508.0
Shareholders' equity	16.3	16.6	18.5	20.0
Key capital ratios compliant with German Banking Act				
Core capital (€ billions)	17.1	16.9	17.1	18.3
Equity funds (€ billions)	25.6	25.3	25.6	27.1
Risk assets (€ billions)	231.7	233.5	236.0	219.3
Core capital ratio (%)	7.4	7.2	7.3	8.4
Equity funds ratio (%)	10.5	10.3	10.4	11.8
Share information				
Share price (€)	27.24	28.28	34.50	33.03
Market capitalisation (€ billions)	20.4	21.2	25.9	24.8
Employees	62,696	62,716	60,881	50,659
Offices	2,461	2,489	2,378	1,877

1 figures for 2006 adjusted for restructuring costs; change in method of accounting for net write-downs of loans and provisions for guarantees and commitments; gains on disposal of BPH Group, HVB Splitska banka, the Activest companies and Munich Re; valuation expenses for the announced disposal of a portfolio of non-strategic real estate; and other non-operating expenses

Summary of Annual Financial Data

€ millions	FULL HVB GROUP 2005	2004	2003	2002
Operating performance				
Net interest income	5,885	5,662	5,881	5,936
Provisions for losses on loans and advances	1,513	1,795	2,313	3,292
Net interest income after provisions for losses on loans and advances	4,372	3,867	3,568	2,644
Net commission income	3,240	2,845	2,795	2,672
Trading profit	926	728	820	787
General administrative expenses	6,582	6,118	6,371	6,896
Balance of other operating income and expenses	(143)	23	620	180
OPERATING PROFIT (LOSS)	**1,813**	**1,345**	**1,432**	**(613)**
Net income from investments	321	14	(1,806)	587
Amortisation of goodwill	—	165	1,134	395
Restructuring costs	546	250	—	283
Allocation to special provisions for bad debts	—	2,500	—	—
Balance of other income and expenses	(289)	(357)	(638)	(149)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES/PROFIT (LOSS) BEFORE TAX	**1,299**	**(1,913)**	**(2,146)**	**(853)**
Taxes on income	262	224	296	(3)
NET INCOME (LOSS) AFTER TAXES	**1,037**	**(2,137)**	**(2,442)**	**(850)**
Minority interest in net income (loss)	(395)	(288)	(197)	41
NET INCOME (LOSS) ADJUSTED FOR MINORITY INTEREST	**642**	**(2,425)**	**(2,639)**	**(809)**
Earnings per share (adjusted, €)[1]	1.55	0.70	0.54	(0.77)
Earnings per share	0.86	(3.48)	(4.92)	(1.51)

1 2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances; 2004 figures adjusted for amortisation of goodwill, restructuring costs and allocation to special provisions for bad debts; 2003 figures adjusted for amortisation of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus Bethmann-Maffei and the non-scheduled items defined in the consolidated financial statements for 2003; 2002 figures adjusted for amortisation of goodwill

	FULL HVB GROUP			
	2005	2004	2003	2002
Key indicators (%)				
Return on equity after taxes, adjusted[1]	10.2	3.9	2.1	(2.8)
Return on equity after taxes	5.6	(19.3)	(19.7)	(5.4)
Cost-income ratio (based on total revenues)	68.5	66.1	63.0	72.0
Balance sheet figures (€ billions)				
Total assets	493.7	467.4	479.5	535.8
Total volume of lending	332.6	324.6	338.3	375.8
Shareholders' equity	15.4	14.0	10.3	11.3
Key capital ratios compliant with BIS rules[2]				
Core capital (€ billions)	16.0	15.7	14.4	14.6
Equity funds (€ billions)	27.4	27.1	25.6	25.9
Risk assets (€ billions)	245.5	238.6	241.8	285.6
Core capital ratio (%)	6.5	6.6[3]	5.9	5.1
Equity funds ratio (%)	10.9	10.4	9.7	8.2
Share information				
Share price (€)				
Year-end (€)	25.61	16.70	17.62[4]	15.22
High (€)	26.85	21.13	19.26[4]	42.55
Low (€)	16.30	12.86	5.47[4]	11.75
Market capitalisation (€ billions)	19.2	12.5	9.8[5]	8.2
Employees	61,251	57,806	60,214	64,254
Offices	2,316	2,036	2,062	2,073

1 2005 figures adjusted for restructuring costs and additional provisions for losses on loans and advances; 2004 figures adjusted for amortisation of goodwill, restructuring costs and allocation to special provisions for bad debts; 2003 figures adjusted for amortisation of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei and the non-scheduled items defined in the consolidated financial statements for 2003; 2002 figures adjusted for amortisation of goodwill
2 as per approved financial statements
3 6.2% including the effects of consolidation to be incorporated from the start of 2005
4 HVB share price adjusted for rights markdown
5 before capital increase

Financial Calendar

IMPORTANT DATES 2007

Publication of the 2006 annual results	March 22, 2007
Annual General Meeting of Shareholders	June 26 (27), 2007*
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 9, 2007
Second-quarter earnings	August 3, 2007
Third-quarter earnings	November 13, 2007

* The Annual General Meeting of Shareholders has been convened for June 26, 2007 and also for June 27, 2007 as a precautionary measure in the event that it cannot be concluded on the first day.

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com
You can call up important company announcements as soon as they have been published by visiting our website at www.hvb.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport

Shareholder publications

Annual Report (English/German)
Interim reports (English/German)
for the first, second and third quarters
Sustainability Report
You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport
Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 89506075 or
faxing +49 (0)89 89506030.



Franco Fontana, Puglia, 1978, UniCredit Group collection

Annex: UniCredit Group

UniCredit Group at a Glance

The First Truly European Bank





Highlights

UniCredit Group is one of the largest banking and financial services organizations in Europe.

In Europe we are one of the leaders in terms of business size and unique in terms of strategic positioning.

Over the years the UniCredit Group has built up a proven track record of value creation:

Share price figures as at Dec 31


7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.81
4.28
4.23
5.82
6.64
2002
2003
2004
2005
2006

EPS - Earnings per share (€)


0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.29
0.31
0.34
0.37
2002
2003
2004
2005

Customers: 35 mn

Employees[1]: over 142,000

Branches[2]: over 7,200

Banking operations in 20 countries

1. "Full time equivalent". KFS Group considered at 100%.
2. KFS Group considered at 100%.



UniCredit Group at a Glance continued

The Geographic Presence



We are a global player with coverage in 5 continents

Countries where the Group operates via control of local banks or in which it has a significant equity interest.

Countries where the Group operates via its own branches, representative offices, small banking subsidiaries, or investment centers (Pioneer).


Munich
Vienna
Milan

The UniCredit Group has a leading position in one of the richest areas in Europe: Bavaria, Austria and Northern Italy.


Per capita GDP (%)
131
138
129
132
EU27
100%
Northern Italy
Bavaria
Austria
Combined

Source: CE inforegio Report as at February 2007 (based on the latest available information).



The Group is leader also in Central and Eastern Europe, an area featuring fast rates of economic growth and the fastest growth rates for banking revenues.
The Group has a significant competitive edge in Central and Eastern Europe: in terms of total assets, revenues and the number of branches.


Total Assets (€ bn)
UniCredit
100
2nd ranked group
48.7
Revenues (€ mn)
UniCredit
4,379
2nd ranked group
2,406
Branches (no.)
UniCredit
2,956
2nd ranked group
2,633

Source: UniCredit New Europe Research Network - As at end 2005.
Note: 100% of total assets and revenues for controlled companies (stake>50%) and share owned for non-controlled companies; 100% of branches (excluding representative offices); including proforma and acquisitions in 2006.

UniCredit Group at a Glance continued

The Business Model

UniCredit Group

Retail Division	Corporate Division	Private Banking & Asset Management Division	Markets & Investment Banking Division	Poland Markets Division	CEE Division	Global Banking Services Division

UniCredit has adopted a division-based organisational model that leverages to the utmost the competitive advantages derived from its geographic and business structure, and puts these directly at the service of our customers everywhere in Europe and abroad. The Group's full exploitation of these advantages will also enable it to improve operating efficiency in several areas and to achieve substantial growth in Economic Value Added (EVA) with significant contributions from all business divisions.

UniCredit has identified specialisation as a key success and differentiation factor for establishing a competitive advantage in the European market.

The Group has therefore adopted a division-based business model that can respond with maximum efficiency to the needs of different market segments by offering personalised service models as well as by giving operating divisions full responsibility for determining their own strategies.

The creation of value for UniCredit's customers and other stakeholders is augmented by specialised product factories which can exploit the significant opportunities offered by global businesses and which can, at the same time, create and derive added value in every market in which the Group operates.

The Group has established centres of excellence in selected product areas at the international level (Asset Management, Investment Banking and global product lines such as leasing and consumer credit) in order to make products increasingly competitive and of the highest quality.

UniCredit has taken the strategic decision to manage commercial banking as a multi-site business in Italy, Germany and Austria and to focus on emerging markets (Poland and CEE) at the local level in order to take full advantage of all the growth and value creation opportunities in those markets.

The Group's aim is to be recognised as a domestic player in every market in which it operates by placing a strong emphasis on its presence in local communities.

Key Strategies

- The **Retail Division** will increase its revenues by building on the successful strategy in Italy and by focusing on cost containment in Germany and Austria, achieving high sales productivity through segmented service models and global product factories.
- Growth in the **Corporate Division** will be based on greater penetration of the existing customer base, on expansion into new geographic areas and on strong support from the development of leasing and trade finance services in CEE countries.
- **Private Banking** will adapt the business model already successfully implemented in Italy for the German and Austrian markets. This will increase penetration of the Group's customer base and reduce the cost of acquiring new customers.
- In the **Asset Management Division**, UniCredit Group will realise the significant growth potential in the institutional customer and asset management segments, thanks to acquisitions made in recent years which have resulted in a considerable expansion to the range of products offered. In the retail segment, the Group will leverage the high quality of its advisory services to improve the strength and duration of existing relationships.
- In the **CEE and Poland Markets Divisions**, UniCredit will take full advantage of its powerful distribution network to exploit profitable opportunities arising from the region's excellent growth prospects. These opportunities will be particularly significant in business areas such as consumer credit, credit cards and asset management.
- The **Markets & Investment Banking (MIB) Division** serves as the Group's global product factory and competence centre for all global financial markets and investment banking services. Its true competitive advantage will be its affiliation with a Group that has a broad base in numerous European markets. UniCredit has significant investment banking positions in Italy, Germany and Austria and an extensive presence in CEE countries. It is in this area that the division is poised to grow significantly with the aim of becoming the preferred investment bank for corporate customers.
- **Global Banking Services** provides strategic support for the sustainable growth of the Group's businesses. The division's objective is to deliver high quality & efficiency services while guaranteeing operational excellence and optimising Group's internal processes and cost structures by promoting a culture that focuses on cost management, processes reengineering and the continual search for best practices.

The Group is committed to continuing its development of highly specialised global product factories in support of the Group's commercial activities and to serve as well-established counterparties of outside customers.

The Group will also focus on optimising the allocation of capital, with a strong emphasis on high-growth areas and areas with the greatest potential for the creation of value. Synergies made possible by the size achieved will allow the Group to maintain rigorous control of costs, which in turn will provide the resources needed to support businesses with the highest growth potential.

Revenues by Division (%)


21
34
10
14
21
Private Banking & AM
Corporate Banking
CEE & PM
Retail
MIB

Revenues by Geographic Area (%)


10
12
36
9
12
21
Italy
Germany
Austria
Poland
CEE
Others

UniCredit is characterised by the strong diversification of its revenues by business and geographic area. Commercial banking continues to be our main business. Retail banking is the most important source of revenues, generating one-third of the total, followed by corporate banking, which accounts for roughly 20% of total. The Group is highly focused on international markets, as demonstrated by its revenue breakdown by geographic market. Italy remains the principal market for the Group, but substantial revenues are derived also from Germany, the CEE countries and Austria.

Integrity: a Condition of Sustainability

While profit generation is an essential pre-requisite for ensuring business success and growth, in UniCredit's view it is not, however, sufficient per se.
Profit must be generated with the integrity that promotes reputation, both internally and externally in order to create sustainability.

UniCredit Group emphasizes the entrepreneurial ability of its employees. To do that the Group does not simply rely on an effective governance mechanism, but also on a set of shared values to which colleagues can relate in their working life.

The Integrity Charter enshrines the body of these shared values which represent our "Foundations of Integrity": Fairness, Respect, Freedom, Transparency, Reciprocity and Trust.

For each of the main stakeholder groups making up the business (employees, investors, customers/suppliers, local communities), UniCredit has explained how to interpret those values which are considered essential to transform profit into value in a sustainable way.

The aim is to provide a useful behavioural framework for the resolution of the dilemmas that employees inevitably encounter during their everyday activities, and to help them to make responsible and consistent professional decisions.

Employee distribution[1] (%)


25.1
8.6
0.7
18.0
17.9
Others
Italy
Germany
Poland
Turkey
Austria

1 for employees nationality
Source: internal data as at 31 December 2006.

At UniCredit Group, cultural diversity is embraced and seen as a differentiating strength.

The percentage of people coming from the main geographical regions in which UniCredit operates is well balanced.


UniCredit Group
Values Expressed Through Our Behavior ...
... Building Our Reputation ...
... For All of Our Stakeholders
Fairness
Transparency
Respect
Reciprocity
Freedom
Trust
Our key enabler
to transform
our profits
into
sustainable value
Our Colleagues
Our Customers
Our Suppliers
Our Investors
The Local Communities in which We Operate
It is this group identity, together with our strong performance and sense of innovation, which sets us apart from our competitors.
THE INTEGRITY CHARTER
This means paying proper attention
in order to make markets ever more open and competitive
Fairness in relation to Local Communities
We must be proactive in our relations with all stakeholders, by offering support, services and opportunities without discrimination.
We should promote local development by choosing initiatives that take account of the real needs of communities and local areas and are consistent with the goal of creating sustainable value.
UniCredit Group
Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.
and local cultures
your territory.
which is ecologically
nable.
UniCredit Group

HypoVereinsbank

Member of UniCredit Group

HypoVereinsbank

Member of UniCredit Group



Geschäftsbericht 2006

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 20. 3. 2007
Auslieferung: 5. 4. 2007
Printed in Germany

HypoVereinsbank Member of UniCredit Group



Michelangelo Pistoletto, »Embraces Differences«, 2005, UniCredit collection.

Geschäftsbericht 2006

Profil der HypoVereinsbank

- Die HypoVereinsbank zählt zu den **führenden Finanzinstituten** in Deutschland. Zu unseren Kernkompetenzen gehören das Geschäft mit Privat- und Geschäftskunden, Firmen- & Kommerziellen Immobilienkunden, das Wealth Management sowie das internationale Kapitalmarktgeschäft.
- Die **Zufriedenheit unserer Kunden** steht im Mittelpunkt unseres Handelns. Wir wollen unsere Kunden in allen Geschäftsfeldern mit exzellenten, innovativen und schnellen Lösungen überzeugen.
- Die HypoVereinsbank gehört der europäischen **UniCredit Gruppe** an. Diese nimmt eine führende Stellung in den wohlhabendsten Regionen und den am schnellsten wachsenden Märkten in Europa ein. In **New Europe** – den aufstrebenden Ländern Zentral- und Osteuropas – ist sie die unbestrittene Nummer eins.
- Deutschland spielt in der neuen Gruppe eine wichtige Rolle. Wir bekennen uns zu unseren regionalen Wurzeln und wollen zugleich als voll integriertes Mitglied der UniCredit Gruppe eine starke **kulturelle Identität** als erste wahrhaft europäische Bank entwickeln. Wir bekennen uns außerdem zu unserer **gesellschaftlichen Verantwortung** und fördern das regionale Gemeinwesen in den Ländern, in denen wir tätig sind.
- Unseren Mitarbeitern bieten wir europaweite berufliche Entwicklungsmöglichkeiten an. Wir beteiligen sie durch **erfolgsorientierte Anreizsysteme** am Geschäftsergebnis. Dadurch stärken wir den Unternehmergeist. Zugleich achten wir auf die strikte Einhaltung der konzernweiten **Integrity Charter,** in der die für unsere Mitarbeiter verbindlichen Grundwerte zusammengefasst sind.

Financial Highlights

	HVB GROUP NEU 2006	HVB GROUP GESAMT 2006
Kennzahlen		
Eigenkapitalrentabilität nach Steuern, bereinigt[1]	15,2%	18,5%
Eigenkapitalrentabilität nach Steuern	22,1%	37,8%
Eigenkapitalrentabilität vor Steuern, bereinigt[1]	15,0%	20,6%
Eigenkapitalrentabilität vor Steuern	19,3%	35,5%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	62,1%	59,1%
Erfolgszahlen		
Operatives Ergebnis	2257 Mio €	4567 Mio €
Ergebnis vor Steuern	1618 Mio €	5317 Mio €
Gewinn/Verlust	1640 Mio €	4420 Mio €
Ergebnis je Aktie, bereinigt[1]	1,50 €	2,88 €
Ergebnis je Aktie	2,18 €	5,89 €
Bilanzzahlen		
Bilanzsumme	358,3 Mrd €	508,0 Mrd €
Bilanzielles Eigenkapital	21,9 Mrd €	20,0 Mrd €
Bankaufsichtsrechtliche Kennzahlen nach KWG[2]		
Kernkapital	15,1 Mrd €	18,3 Mrd €
Risikoaktiva	137,4 Mrd €	219,3 Mrd €
Kernkapitalquote	11,0%	8,4%
Mitarbeiter	25738	50659
Geschäftsstellen	788	1877

AKTIE		2006	2005
Börsenkurs:	Stichtag	33,03 €	25,61 €
	Höchststand	33,20 €	26,85 €
	Tiefststand	32,50 €	16,30 €
Börsenkapitalisierung Stichtag		24,8 Mrd €	19,2 Mrd €

1 2006 bereinigt um die definierten Sondereffekte (siehe Gewinn- und Verlustrechnung, HVB Group gemäß IFRS 5).
2 HVB Group neu: Pro-forma-Zahlen.

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	ÖFFENTLICHE PFANDBRIEFE	HYPOTHEKEN-PFANDBRIEFE
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA



Michael Wesely, Pakistan Kabab House, 1995, Sammlung HypoVereinsbank

Inhalt



Michael Wesely, Pizza Heroes, 1995, Sammlung HypoVereinsbank © VG Bild-Kunst, Bonn 2007

Strategie, Geschäftsmodell und Ergebnisse

Brief des Aufsichtsratsvorsitzenden



»Die HVB spielt eine wichtige Rolle für die ambitionierte Wachstumsstrategie der UniCredit Gruppe. Deutschland ist einer unserer Schlüsselmärkte und genießt deshalb höchste Priorität.«

Sehr geehrte Aktionäre,

die Integration der HVB in die UniCredit Gruppe konnte im Laufe des Jahres 2006 in den wesentlichen Punkten abgeschlossen werden. Wir sind mit den erreichten Ergebnissen der HVB äußerst zufrieden, wissen aber auch, dass wir in unserer Dynamik und Entschlossenheit nicht nachlassen dürfen. Wir möchten auch weiterhin eine Vorreiterrolle für Innovationen im Finanzsektor einnehmen und darüber hinaus unsere führende Position an den europäischen Finanzmärkten ausbauen.

Die HVB spielt eine wichtige Rolle für die ambitionierte Wachstumsstrategie der UniCredit Gruppe. Deutschland ist einer unserer Schlüsselmärkte und genießt deshalb höchste Priorität. Tatsächlich ist der deutsche Markt der größte in ganz Europa – und zwar nicht nur im Hinblick auf seine Wirtschaftskraft, sondern auch gemessen an der Bevölkerungszahl sowie an der Zahl von Unternehmen und Kunden im gehobenen Segment. Wir sind davon überzeugt, dass die HVB nun über die personellen und finanziellen Ressourcen verfügt, um auf diesem wichtigen und chancenreichen Markt erfolgreich zu agieren. Hierfür wird sie alle relevanten und externen Wachstumschancen ausschöpfen.

Mit der Einführung von spezialisierten »Divisionen« haben wir die Fokussierung auf ausgewählte Kundensegmente verstärkt. Unser Ziel ist es, in Sachen Kundenzufriedenheit, Servicequalität und Profitabilität zur Nummer eins aufzusteigen – am deutschen Markt und auch an anderen Märkten, die für uns von großer Bedeutung sind. Dies hat uns ermöglicht, unsere führende Rolle im Firmenkundengeschäft weiter auszubauen und uns in der Vermögensverwaltung als innovative Kraft positioniert.

Wir wollen das vorhandene Finanzpotenzial in Deutschland und die Vorteile unseres internationalen Konzernnetzwerks optimal nutzen. Die Kompetenzen der UniCredit Markets & Investment Banking Division werden deshalb künftig in München gebündelt. Dieser Bereich hat bereits unter Beweis gestellt, dass er die Erfahrungen der UniCredit, der Bank Austria sowie der HVB erfolgreich für sich und seine Kunden einzusetzen versteht.

Weitere wesentliche Bausteine in unserer Strategie zur Stärkung der HVB sind die Maßnahmen zur Kostenrationalisierung, Risikoreduzierung und Optimierung des Kapitalmanagements. In diesem Kontext ist auch die Übernahme der Beteiligungen an zentral- und osteuropäischen Banken durch die Bank Austria zu sehen. Letztlich ist es unser Ziel, die HVB mit der erforderlichen finanziellen Stabilität und Flexibilität auszustatten, damit sie auf Erfolg versprechende Chancen, die ihre marktführende Position festigen, rasch und angemessen reagieren kann. UniCredit hat angekündigt, die Aktien der restlichen Anteilseigner zu übernehmen. Dadurch werden die Entscheidungsprozesse im Konzern deutlich schneller und effizienter. Wir sehen darin die natürliche Fortführung des erfolgreichen Integrationsprozesses. Diese Transaktion ist ein wichtiger Schritt, um die operative Effektivität der HVB innerhalb der neuen UniCredit Gruppe zu verbessern. Sie ist sicherlich kein Signal dafür, dass wir uns aus Deutschland zurückziehen wollen.

Die im vorliegenden Geschäftsbericht dargelegten Betriebs- und Geschäftsergebnisse bekräftigen noch einmal, dass unsere strategischen und operativen Maßnahmen bislang überzeugend begründet waren. Von noch größerer Bedeutung für unseren Erfolg war jedoch das außerordentliche Engagement der HVB-Mitarbeiter. Trotz der Unsicherheiten und des immensen Drucks, der auf unseren Mitarbeiterinnen und Mitarbeitern lastete, haben wir dieses hervorragende Ergebnis erreicht. Dafür möchte ich ihnen allen meinen tiefen Dank aussprechen.

Wir werden uns auch weiterhin für die Stärkung unserer Identität einsetzen, die sich in den gemeinsamen Werten und der kulturellen Vielfalt innerhalb der UniCredit Gruppe manifestiert.

Wir wollen nicht nur die Wertschöpfung weiter steigern und unsere ehrgeizigen Ergebnisvorgaben erfüllen – unser Ziel ist es auch, das erreichte Wachstum nachhaltig zu verankern, indem wir das Ansehen der HVB und aller anderen Unternehmen der UniCredit Gruppe auf breiter Basis festigen. Wir werden uns erst dann zufrieden geben, wenn wir das Zusammengehörigkeitsgefühl innerhalb der HVB und der UniCredit Gruppe verstärken können und jeder die Chance erhält, sich aktiv einzubringen und seinen Teil zu unseren gemeinsamen und anspruchsvollen Zielsetzungen beizutragen.



Alessandro Profumo
Aufsichtsratsvorsitzender

Aktionärsbrief



»Das Jahr 2006 hat uns eine hervorragende Basis für die Fortführung unserer Offensive im Deutschlandgeschäft verschafft.«

Sehr geehrte Aktionäre,
sehr geehrte Geschäftspartner
und Freunde unseres Hauses,

»Das Geheimnis des Erfolges liegt in der Zielstrebigkeit«, hat der britische Politiker und Schriftsteller Benjamin Disraeli einst geschrieben. Das erfolgreiche Geschäftsjahr 2006 unserer HypoVereinsbank bestätigt diese Aussage: Ohne die Zielstrebigkeit, die unser Haus im operativen Geschäft mit unseren Kunden sowie mit dem Zusammenschluss mit UniCredit gezeigt hat, wäre dieser Erfolg nicht möglich gewesen! Was sich bereits 2005 abzeichnete, hat sich im vergangenen Jahr beschleunigt fortgesetzt.

Unsere Einbindung in die UniCredit Gruppe ermöglicht es uns, lokale Nähe und das konzentrierte Engagement auf unseren Märkten mit einem dicht geknüpften, wachstumsstarken europäischen Bankennetzwerk zu kombinieren. Dies macht uns zur ersten wirklich europäischen Bank und verschafft uns Vorteile im Wettbewerb. Vorteile, die auch für unsere Kunden spürbar sind und unsere Mannschaft neu motiviert haben. Ich bin auf das im vergangenen Jahr Geleistete in vielerlei Hinsicht durchaus stolz.

Wir sind erfolgreich auf einen nachhaltigen Wachstumspfad zurückgekehrt und bieten unseren Kunden eine innovative Produktpalette sowie ein umfassendes Betreuungskonzept an. Darüber hinaus verfügen wir als operativ eigenständig handelnder Teil einer europäischen Bankenfamilie über ein Geschäftsmodell, das jeden Tag mehr unter Beweis stellt, wie gut es ins zusammenwachsende Europa passt. Regionalität zu leben, Unterschiede zu nutzen statt zu nivellieren und Zentralität ergänzend einzusetzen, statt sie zum Ziel an sich zu erklären, sind sehr europäische Prinzipien der Kooperation und des Miteinanders. Im Ergebnis ist an vielen Stellen unseres Hauses eine schwungvolle Aufbruchsstimmung spürbar. Auch wenn ich keinesfalls leugnen will, dass der notwendige Anpassungsprozess in den letzten Monaten auch Vielen Vieles abverlangt hat.

So hat der schneller und reibungsloser als erwartet verlaufende Integrationsprozess für unsere Mitarbeiterinnen und Mitarbeiter durchaus erhebliche Mehrbelastungen und manche Unsicherheiten mit sich gebracht. Unsere Mannschaft hat in dieser Situation aber nicht nur beeindruckende Veränderungsbereitschaft gezeigt. Sie hat auch dafür gesorgt, dass wir 2006 einen signifikanten Anteil zum Gesamterfolg der UniCredit Gruppe beitragen konnten. Dafür möchte ich mich bei allen Mitarbeiterinnen und Mitarbeitern ganz herzlich bedanken!

Mit der im vergangenen Jahr eingeführten Integrity Charter haben wir den Umgang miteinander im HVB-Teilkonzern und in Übereinstimmung mit den Werten der gesamten UniCredit Gruppe im Arbeitsalltag auf eine neue Grundlage gestellt. Die Integrity Charter ist das schriftlich niedergelegte Wertesystem, sozusagen die »ethischen Grundnormen«, der UniCredit Gruppe, auf die sich jeder Mitarbeiter, aber auch unsere Kunden und Geschäftspartner verbindlich berufen können. Die gruppenweite Verbindlichkeit der Integrity Charter drückt auch aus, dass wir unsere Unternehmenskulturen zusammenwachsen lassen und eine gemeinsame europäische Identität fördern wollen. Nur wer gemeinsame Werte hat, kann auch Werte schaffen. Die europäische Identität ergänzt unsere Verankerung in den einzelnen nationalen Märkten und untermauert den Anspruch der UniCredit Gruppe, eine wirklich europäische Bankengruppe zu sein (zur Integrity Charter siehe die Rubrik »Human Resources und Corporate Social Responsibility« in diesem Bericht).

Das Jahr 2006 stand für die HypoVereinsbank im Zeichen einer neuen Organisationsstruktur für unser Geschäft. Wir haben die Divisionen »Privat- und Geschäftskunden«, »Firmen- und Kommerzielle Immobilienkunden« sowie »Wealth Management« auf die Ansprüche unserer unterschiedlichen Kundengruppen noch klarer zugeschnitten. So gewährleisten wir, jeder Kundengruppe die für ihren Bedarf optimalen Produkte und Dienstleistungen zur Verfügung zu stellen und unser Leistungsprofil gezielt weiterzuentwickeln. Darüber hinaus wird die UniCredit Gruppe ihre gesamten Investmentbanking-Aktivitäten bei der HypoVereinsbank bündeln. Unsere veränderte Aufbauorganisation in Deutschland fügt sich in die Struktur der UniCredit Gruppe ein, sodass unsere Kunden von dieser europaweit transparenten und klaren Verantwortungsstrukturen über die gesamte UniCredit Gruppe hinweg profitieren können. Wir haben so die Voraussetzungen geschaffen, grenzüberschreitend Synergien auch für unsere Bank zu nutzen und von den Best-Practice-Lösungen ohne Zeitverlust in der gesamten Gruppe ebenfalls zu profitieren.

Parallel zur Neuaufstellung unserer Divisionen wurde das Geschäftsjahr 2006 von den Vorbereitungen des konzerninternen Verkaufs unseres Österreich- und Zentral- und Osteuropageschäfts geprägt. Einem entsprechenden Beschluss von Vorstand und Aufsichtsrat der HVB stimmten unsere

Aktionärsbrief Fortsetzung

Aktionäre auf einer außerordentlichen Hauptversammlung am 25. Oktober des vergangenen Jahres zu. Die Übertragung der Anteile der Bank Austria Creditanstalt, der International Moscow Bank und der HVB Bank Latvia erfolgte schließlich im Januar dieses Jahres; der Vollzug der weiteren Transaktionen – HVB Bank Ukraine und baltische Niederlassungen – wird nach Vorliegen der weiteren Voraussetzungen bald abgeschlossen sein.

Die HypoVereinsbank verfügt dank dieser Transaktionen über eine im Wettbewerb herausragende Finanzkraft. Wir werden diese neu gewonnenen finanziellen Freiräume dazu nutzen, unsere Eigenkapitalbasis weiter zu stärken und so die notwendigen Voraussetzungen für ein beschleunigtes Wachstum innerhalb, aber auch außerhalb Deutschlands zu schaffen.

Alle Divisionen haben eine klare Strategie, um ihre Geschäftsvolumina, ihre Marktanteile und ihre Profitabilität erheblich zu steigern und für die jeweiligen Kundengruppen noch attraktiver zu werden. Bereits im vergangenen Jahr haben wir uns mit einer Vielzahl von Produkt- und Beratungsinitiativen erfolgreich im Wettbewerb zurückgemeldet. Das Maßnahmenbündel, mit dem wir in die Offensive gehen, umfasst neue Betreuungsmodelle und attraktive Produkte wie beispielsweise das kostenlose Willkommenskonto im Privatkundengeschäft. Darüber hinaus verfolgen wir – insbesondere im Firmenkundengeschäft und im Wealth Management – einen weiteren Ausbau unserer regionalen Präsenz. Die beachtliche Anzahl von Neukunden, die wir im vergangenen Jahr gewinnen konnten, belegt, dass wir auch hier auf dem richtigen Weg sind.

Große Chancen ergeben sich für uns auch aus dem Ausbau der HypoVereinsbank zum Kompetenzzentrum für das Investmentbanking der gesamten UniCredit Gruppe. Ziel ist es, diesen Geschäftsbereich in der europäischen Spitzengruppe der Investmentbanken zu etablieren. Die HypoVereinsbank erntet mit dieser Entscheidung die Früchte ihrer hervorragenden Positionierung und ihrer nachhaltigen geschäftlichen Erfolge in diesem Geschäftssegment.

Wir setzen jedoch nicht nur auf organisches Wachstum, sondern wollen die uns zur Verfügung stehenden Mittel auch dazu verwenden, unsere Wettbewerbsposition – wo es sich rechnet – durch Zukäufe gezielt zu stärken. Wir werden dies jedoch nur tun, wenn entsprechende Aktivitäten geschäftspolitisch zu uns passen, einen Mehrwert für unsere Bank und unsere Gruppe generieren und eine nachhaltige, langfristige Stärkung unseres Geschäfts darstellen.

Ich bin davon überzeugt, dass sich im wirtschaftlich wieder erstarkten Deutschland sinnvolle Ergänzungen unseres Geschäftes eröffnen werden. Dies gilt besonders dann, wenn das Drei-Säulen-Modell der deutschen Finanzwirtschaft durchlässiger wird. Hier stehen wir allerdings erst ganz am Anfang. Noch verhindern nicht ausgewogene ordnungspolitische Rahmenbedingungen eine umfassende Konsolidierung im deutschen Bankgewerbe. Diese ist aber notwendig, um die deutschen Banken hinsichtlich ihrer Profitabilität im internationalen Maßstab noch näher an die Spitze der europäischen Wettbewerber heranzuführen. Die Entwicklung der UniCredit Gruppe in Italien ist ein sehr gutes Beispiel für die positiven Folgen einer Integration von Instituten aus verschiedenen »Bankenwelten«. Ursprünglich entstanden aus der Fusion von verschiedenen ehemals öffentlich-rechtlichen Instituten, gehört die UniCredit Gruppe heute zu den erfolgreichsten und größten privat-rechtlichen Bankengruppen in Europa.

Die angesprochenen erfreulichen Entwicklungen in der HypoVereinsbank innerhalb der UniCredit Gruppe haben in Verbindung mit einer außerordentlich positiven Wirtschaftsentwicklung in Deutschland und einem günstigen Kapitalmarktumfeld dazu geführt, dass wir 2006 den Erfolg unseres neuen Geschäftsmodells deutlich an unserem Zahlenwerk ablesen können.

So konnten wir die bereits in den Vorjahren eingeleitete stetige Verbesserung unseres operativen Geschäftsergebnisses im vergangenen Jahr fortsetzen und unsere finanziellen Ziele leicht übertreffen. Der Gewinn nach Steuern der HVB Group neu – also ohne Berücksichtigung der aufgegebenen Geschäftsbereiche – belief sich auf 1640 Mio €, nach einem Verlust im Vorjahr von 127 Mio €; bereinigt um Sondereffekte konnten wir den Vorjahresgewinn fast vervierfachen. Bereinigt um Veräußerungsgewinne und außerordentliche Belastungen lag unsere Eigenkapitalrentabilität nach Steuern bei erfreulichen 15,2%. Alle Divisionen konnten dabei ihre Ergebnisse gegenüber dem Vorjahr steigern und trugen positiv zum guten Gesamtergebnis bei.

Natürlich wollen wir Sie, unsere Aktionärinnen und Aktionäre, angemessen an unserem finanziellen Erfolg beteiligen. Der Vorstand wird der Hauptversammlung daher vorschlagen, die Dividende für das Geschäftsjahr 2006 auf 0,40 € je Aktie zu erhöhen.

Das Jahr 2006 hat uns eine hervorragende Basis für die Fortführung unserer Offensive im Deutschlandgeschäft verschafft. Diesen Rückenwind wollen wir im laufenden Geschäftsjahr nutzen. »Dem weht kein Wind, der keinen Hafen hat, nach dem er segelt«, hat der französische Schriftsteller Michel de Montaigne bereits im 16. Jahrhundert festgestellt. Wir haben uns daher für dieses und die folgenden Jahre sehr ambitionierte finanzielle Ziele gesetzt, deren Grundzüge auf dem Capital Markets Day der UniCredit Gruppe Anfang Juli 2006 vorgestellt wurden. Wir werden die wertorientierte Neuausrichtung unserer Bank weiter vorantreiben. So streben wir an, in Bezug auf Profitabilität zu den führenden Banken in Deutschland zu gehören.

Aber auch über die Finanzziele hinaus haben wir uns für 2007 einiges vorgenommen. Wir wollen weiterhin zu denen gehören, die auf dem Markt agieren und nicht nur reagieren. Wir wollen weitere Menschen von unseren Leistungen überzeugen und langfristig als Kunden an uns binden. Und wir wollen die Zufriedenheit unserer Kunden mit uns weiter steigern. Denn Kundenzufriedenheit ist für uns der entscheidende Gradmesser unseres Erfolges.

Diesen Zielen dient nicht zuletzt auch die im Januar dieses Jahres von der UniCredit bekannt gegebene Entscheidung, die Anteile der Minderheitsaktionäre der HVB erwerben zu wollen. Mit diesem Schritt zielt UniCredit auf eine Vereinfachung der operativen Prozesse bei der HVB, um die Reaktionsgeschwindigkeit auf Marktveränderungen weiter zu erhöhen. Die UniCredit erhöht durch den Squeeze-out ihr finanzielles Commitment im deutschen Markt und stärkt damit die Rolle der HVB innerhalb der Gruppe.

Unsere Vision, die erste wirklich europäische Bankengruppe mit aufzubauen, ist zu einem guten Teil bereits Realität geworden. Für die Fortführung dieses Weges in eine erfolgreiche Zukunft der HypoVereinsbank als integraler Bestandteil der UniCredit Gruppe bitte ich um Ihr Vertrauen und Ihre Unterstützung. Ich persönlich würde mich sehr freuen, wenn Sie – soweit Sie es nicht schon sind – künftig zum Aktionärskreis der UniCredit gehören und auf diesem Weg weiter an der positiven Entwicklung der HypoVereinsbank im europäischen Rahmen partizipieren würden.

Mit freundlichen Grüßen



Ihr
Wolfgang Sprißler

Ergebnisse nach Divisionen im Überblick

Die Divisionen der HVB Group trugen 2006 ausnahmslos zur deutlichen Verbesserung der operativen Profitabilität im Vergleich zum Vorjahr bei. Diese Ergebnisse sind angesichts des umfassenden Divisionalisierungsprozesses, den wir im Laufe des vergangenen Geschäftsjahres erfolgreich abschließen konnten, besonders positiv zu bewerten. Außerdem gingen in sämtlichen Divisionen neue Projekte an den Start, mit denen wir die Profitabilität auch in Zukunft weiter verbessern wollen.

Das operative Konzernergebnis stieg im Vergleich zum Vorjahr um 70%. Hier die Ergebnisse im Detail:

- Privat- und Geschäftskunden – Anstieg[1] um mehr als 100%. Hinzu kam ein deutlicher Rückgang bei den operativen Kosten (–8,7% gegenüber Vorjahr).
- Wealth Management – Anstieg[1] von 17,6% (gegenüber Vorjahr) trotz des Verkaufs der Activest. Im Private Banking konnten wir dank des zweistelligen Umsatzwachstums ein Plus von 45% (gegenüber Vorjahr) erwirtschaften.
- Firmen- & Kommerzielle Immobilienkunden – Anstieg[1] von 9,8% (gegenüber Vorjahr). Hierfür ist in erster Linie die deutliche Verbesserung im Firmenkundengeschäft verantwortlich, das von höheren Erträgen bei gleichzeitig niedrigeren Kosten profitierte. Die beständige Neustrukturierung des Immobiliengeschäfts konnte bislang ohne signifikante Belastungen für das operative Ergebnis vorangetrieben werden.
- Markets & Investment Banking – Anstieg[1] von 43,3% (gegenüber Vorjahr). Dank verstärkter Aktivitäten in allen wichtigen Segmenten verbesserten sich die operativen Erträge um mehr als 20%.

Die neue Global Banking Services Division konsolidierte erfolgreich ihre Serviceeinheiten und bewerkstelligte bereits eine nachhaltige Kostensenkung in der HVB Group.

1 Es handelt sich jeweils um einen Anstieg des operativen Konzernergebnisses

Wichtige Kennzahlen nach Divisionen[1]

in Mio €	PRIVAT- UND GESCHÄFTSKUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIENKUNDEN		MARKETS & INVESTMENT BANKING
Operative Erträge					
2006	1 728	550	1 103[3]	199[4]	2 279
2005	1 694	569	1 043[3]	233[4]	1 889
Verwaltungsaufwand					
2006	– 1 422	– 336	– 444[3]	– 51[4]	– 1 163
2005	– 1 557	– 387	– 459[3]	– 82[4]	– 1 110
Operatives Ergebnis					
2006	306	214	659[3]	148[4]	1 116
2005	137	182	584[3]	151[4]	779
Ergebnis vor Steuern					
2006	117	746	447[3]	84[4]	969
2005	– 174	133	360[3]	– 76[4]	700
Cost-Income-Ratio[2] in %					
2006	82,3	61,1	40,3[3]	25,6[4]	51,0
2005	91,9	68,0	44,0[3]	35,2[4]	58,8

1 Für detaillierte Angaben siehe Notes
2 Gemessen an den operativen Erträgen
3 Firmenkunden
4 Kommerzielle Immobilienkunden

Division Privat- und Geschäftskunden

Divisionalisierung stärkt die Wachstumschancen

Mit der zur Jahresmitte erfolgten Divisionalisierung der Bank wurden die Kundenbereiche Wealth Management, Firmenkunden sowie Privat- und Geschäftskunden in der neuen UniCredit Gruppe einheitlich aufgestellt. Damit wurde eine dauerhafte Struktur für Wachstum geschaffen.

Privat- und Geschäftskunden: Standorte in Deutschland


72
30
26
19
14
22
9
24
8
7
8
12
10
9
371

Geschäftsstellen nach Bundesländern

BUNDESLAND	31.12.2006	%
Baden-Württemberg	24	3,7
Bayern	371	57,9
Berlin	7	1,1
Brandenburg	8	1,2
Hamburg	30	4,7
Hessen	14	2,2
Mecklenburg-Vorpommern	8	1,2
Niedersachsen	26	4,1
Nordrhein-Westfalen	19	3,0
Rheinland-Pfalz	22	3,4
Saarland	9	1,4
Sachsen	10	1,6
Sachsen-Anhalt	12	1,9
Schleswig-Holstein	72	11,2
Thüringen	9	1,4
Gesamt[1]	**641**	**100,0**

1 Die Gesamtzahl der Geschäftsstellen der HVB Group neu beträgt 788 (siehe Notes Nr. 82).

Bedarfsgerechtes Produkt- und Serviceangebot

Die nunmehr homogenen Kundengruppen sind damit besser in der Lage, ein bedarfsgerechtes Produkt- und Serviceangebot als Basis für eine langfristige Kundenzufriedenheit bereitzustellen sowie die Effizienz in der Produktion und Abwicklung deutlich zu steigern.

In die Division Privat- und Geschäftskunden wurde damit das Kundensegment Geschäftskunden integriert; hierzu zählen alle Kunden mit einem jährlichen Umsatz von bis zu 3 Mio €. Dies geht einher mit einer Stärkung der Filialbank und erreicht für unsere Geschäftskunden und Freie Berufe noch größere Kundennähe sowie die ganzheitliche Betreuung der betrieblichen und privaten Seite im Lebenszyklus unserer Geschäftskunden aus einer Hand. Gleichzeitig konnten die erfolgreich gelebten Betreuungsmodelle für die Geschäftskunden in Form von standardisierten Angeboten über den Vertriebsweg Telefon sowie individualisierte Lösungen vor Ort bis hin zu unserem spezialisierten Ansatz für die Zielgruppe Heilberufe erhalten bleiben.

Im Rahmen eines kundenorientierten und systematischen Transferprozesses ist es gelungen, innerhalb weniger Wochen rund 320 000 Kunden überzuleiten, wobei in den meisten Fällen auf einen Betreuerwechsel verzichtet werden konnte. In einer eigens durchgeführten Kundenbefragung wurden der Bank keine negativen Effekte der Überleitung auf die Zufriedenheit und die Loyalität unserer Kunden bescheinigt.

Ergebnisentwicklung in der Division Privat- und Geschäftskunden

Im Jahr 2006 hat die Division Privat- und Geschäftskunden ein operatives Ergebnis vor Risikovorsorge in Höhe von 306 Mio € erwirtschaftet und somit einen guten Beitrag zum Gesamtergebnis der HypoVereinsbank geleistet. Die operativen Erträge konnten um 2% gesteigert werden, der Verwaltungsaufwand reduzierte sich um 8,7% (siehe auch Note Nr. 22 des Konzernabschlusses für eine ausführliche Kommentierung der Ergebnisse).

Verbesserte Beratungsprozesse unterstützen den Anstieg der Cross-Selling-Quote

Insbesondere in den anspruchvolleren Kundensegmenten spielen systematische und nachhaltige Beratungsprozesse eine entscheidende Rolle. Die HVB setzt den eingeschlagenen Kurs konsequent fort. In dessen Weiterentwicklung ist es uns gelungen, durch kompetente Beratungsansätze nach den Wünschen und Zielen der Kunden und deren Risikoaffinität die Cross-Selling-Quote weiter nachhaltig zu steigern. Dabei wurden erstmals die Beratungsprozesse des neu integrierten Kundensegmentes Geschäftskunden angewendet.

Im Jahr 2006 wurden dafür die Beratungsprozesse BasisDialog und PremiumDialog überarbeitet. Neben der Verschlankung von Bearbeitungsschritten und funktionalen Vereinfachungen stand eine Vernetzung mit bestehenden Produktabschlusstools im Fokus der Systemanpassungen. Im Sinne der ganzheitlichen Beratungsstrategie hat der Vertrieb damit umfängliche Möglichkeiten, Kundendaten zu erfassen, zu konsolidieren und über Customer-Relationship-Management-Funktionalitäten zielgerichtet auswerten zu lassen.

Alternative Vertriebswege weiter ausgebaut

Es ist weiter gelungen, unseren Vorsprung im Online-Convenience-Bereich auszubauen. Alle Basisprodukte können nunmehr kundenfreundlich und kostensparend auch direkt online abgeschlossen werden. So stellen wir eine nachhaltige Unterstützung des stationären Vertriebs in der Neukundengewinnung und im Cross-Selling sicher. Außerdem erfolgte eine Ausweitung der Dienstleistungspalette im Internetbanking (zum Beispiel die Erfassung und Änderung von Freistellungsaufträgen) zur Steigerung der Kundenzufriedenheit und Verbesserung der Kundenbindung.

Neukundengewinnung konsequent verfolgt

Das Angebot eines einzigartigen Kontopaketes auf dem Markt (HVB Willkommenskonto) hat es uns ermöglicht, im zweiten Halbjahr 2006 fast 60 000 Neukunden zu gewinnen. Diese weisen durch die konsequent geführten Beratungsgespräche und die daraus generierten Produktabsätze bereits jetzt eine hohe Cross-Selling-Quote und einen überdurchschnittlich hohen Ertrag auf. Diese Entwicklung werden wir 2007 – auch mit besonderen Angeboten für unsere Bestandskunden – weiter fortsetzen.

Division
Privat- und Geschäftskunden Fortsetzung

Wertpapiergeschäft verzeichnet gute Zuwächse
Das Wertpapiergeschäft konnte die Wachstumsdynamik des Vorjahres, trotz Abspaltung der Division Wealth Management zur Jahresmitte, verstärkt fortsetzen. Mit über 16% Ertragswachstum war das Geschäft auch 2006 der Wachstumsmotor der Division.

Dabei konnten alle Produktfelder deutlich zulegen. Besonders dynamisches Wachstum verzeichnete das Geschäft mit strukturierten Produkten mit einem Bruttoabsatz von über 2,5 Mrd €. Vor allem die 2006 erstmals aufgelegten Zertifikate auf Fonds erfreuten sich großer Beliebtheit und trugen signifikant zum Wachstum bei.

Durch die Fusion von Activest und Pioneer Investments steht unseren Privatkunden eine noch breitere Palette an hochwertigen Fondsprodukten des eigenen Hauses zur Verfügung, die auch 2006 deutliche Volumenszuwächse aus dem Privatkundengeschäft verzeichnete. Mit über 6,6 Mrd € stellte die Activest-TotalReturn-Fondsfamilie nunmehr den größten Fonds dieser Art Deutschlands.

Neben dem Ertragswachstum stand das Jahr 2006 ganz im Zeichen der Optimierung der Ertragsstrukturen. Ziel ist eine signifikante Verstetigung der Erträge und damit eine Reduzierung der Abhängigkeit von Kapitalmarktbewegungen. Mit dem Relaunch der standardisierten Fondsvermögensverwaltung HVB KombiAnlage konnte ein riesiger Schritt dorthin getan werden.

Die HVB KombiAnlage konnte alleine im 4. Quartal einen Volumenszuwachs von über 1 Mrd € erreichen und gehört mit insgesamt über 5,25 Mrd € nunmehr zu den größten Fondsvermögensverwaltungen Deutschlands. Auf Grund der jährlichen Vermögensverwaltungsvergütung sichert dies einen beträchtlichen Ertragssockel für die kommenden Jahre. Die außergewöhnlich hohe Produktqualität der HVB KombiAnlage wurde durch den Testsieg der Studie von Fonds-Consult (03/2006) und die erneute Zertifizierung durch das Institut für Vermögensaufbau (Q4/2006) bestätigt.

HVB gewinnt Marktanteile im Ratenkreditgeschäft
Im Jahr 2006 konnte die HVB ihren Marktanteil im Ratenkreditgeschäft trotz stagnierendem Markt auf 1,8% ausbauen. Innovative Angebote wie die Möglichkeit der Ratendynamisierung unterstützen dabei die Ausarbeitung kundenorientierter Lösungen bei gleichzeitig standardisiertem Verfahren. Die fortlaufende Weiterentwicklung der Beratungs- und Ratingsysteme im Ratenkreditgeschäft sichern dabei kundenindividuelle Finanzierungslösungen und ermöglichen gleichzeitig eine zutreffende Prognose der Ausfallrisiken dieser Kredite.

Sehr erfreuliche Entwicklung im Versicherungsgeschäft
Das Versicherungsgeschäft verzeichnete mit einem Wachstum von nahezu 20% im Bereich Kapitalversicherungen und über 30% bei Sach- und Personenversicherungen eine sehr erfreuliche Entwicklung. Einen der Schwerpunkte bildete dabei die staatlich geförderte Riester-Rente mit einem Zuwachs des Abschlussvolumens von über 60%.

Für den Bereich Geschäftskunden wurde das Portfolio der Versicherungsprodukte erfolgreich neu an den Bedürfnissen der Kunden ausgerichtet. Insgesamt ist es gelungen, den Vertrieb von Versicherungsprodukten in die Breite der einzelnen Kundengruppen zu bringen und damit die Provisionseinnahmen entsprechend nachhaltig zu steigern.

Einlagengeschäft weiter erhöht
Das Einlagengeschäft gehörte auch 2006 zu den größten Ertragsquellen der Division. Durch eine konsequente Konditionenpolitik konnte der Zinskonditionenbeitrag Passiv nochmals deutlich um fast 15% gesteigert werden. Dabei wurde gleichzeitig die Einlagenqualität als Garant für zukünftige Erträge verbessert. Das im November 2005 neu eingeführte Produkt HVB KomfortSparen konnte bereits nach einem Jahr mehr als 100000 neue Kunden verzeichnen, wobei über 85% der Kunden das Produkt monatlich besparen und damit das Wachstum für die nächsten Jahre sichern.

Immobilienfinanzierung als Basisprodukt für Cross-Selling
Die Immobilienfinanzierung ist nach wie vor ein Kernprodukt im Geschäft mit Privat- und Geschäftskunden. Es wurde die Strategie fortgesetzt, den Fokus auf risikoarmes und profitables Geschäft zu legen. Speziell hier war der Markt gekennzeichnet von einem starken Wettbewerb und entsprechend hohem Margendruck. Trotz dieses schwierigen Marktumfeldes konnte 2006 ein zufriedenstellendes Neugeschäft abgeschlossen werden. Es ist gelungen, im Zuge dieser Neuabschlüsse, auch die Cross-Selling-Quote zu steigern, um sowohl die Erträge der einzelnen Kundenverbindungen als auch die Kundenbindung zu erhöhen.

eBusiness und Cash Management deutlich ausgebaut
Die HVB konnte das Electronic-Banking- und Cash-Management-Geschäft mit Kunden im Jahr 2006 deutlich ausbauen. So stiegen die Kundenzahlungen im Inland auf 550 Mio Posten (+10% gegenüber Vorjahr) und im Ausland auf 2,5 Mio Posten (+20% gegenüber Vorjahr). Die Bruttobeiträge im Zahlungsverkehr konnten um ca. 7,5% gesteigert werden. Damit konnten wir die Ertragssituation trotz weiter zurückgehender Margen in diesem Geschäft gegen den Markttrend ausbauen.

Im Cash Management haben wir 49 neue Mandate (grenzüberschreitende Cash Pools) gewonnen und unsere Position in Mittel- und Osteuropa weiter ausgebaut.

Ausblick: optimierte Beratung im Mittelpunkt
Im Jahr 2006 wurde ein konsequentes Konzept entwickelt, um die Vertriebsoberfläche weiter zu vergrößern und zu optimieren. Dabei werden 2007 im Privatkundengeschäft die Kosten gesenkt und die Erträge gesteigert. Dies ist die Grundlage zur Erreichung unseres ambitionierten Drei-Jahres-Planes. Die Eckpunkte sind eine optimierte Beratung durch konsequente Zuordnung der Kunden, der Einsatz von mehr Mitarbeitern im Vertrieb und eine Aktivierung von passiven Kunden durch ein neuartiges Betreuungskonzept. Dazu werden wir auch in die Aus- und Weiterbildung unserer Mitarbeiter investieren.

Passgenaues Produkt- und Serviceangebot für alle Kundengruppen

Privatkunden
Bedarfsorientiertes Betreuungs- und Produktangebot

Private Banking
Bedarfsorientiertes Betreuungs- und Produktangebot mit dem Schwerpunkt Vermögensanlage

Geschäftskunden
Bedarfsorientiertes Betreuungs- und Produktangebot rund um den Unternehmer

Division
Wealth Management

Marktumfeld mit großen Wachstumschancen

Der Wealth-Management-Markt in Deutschland bietet beachtliche Wachstumschancen: Das private Vermögen in diesem Segment soll bis zum Jahr 2009 um etwa 6% ansteigen.

Wealth Management: Standorte in Deutschland


2
2
1
2
3
4
1
4
1
1
2
20

Geschäftsstellen nach Bundesländern

BUNDESLAND	31.12.2006	%
Baden-Württemberg	4	9,3
Bayern	20	46,5
Berlin	1	2,3
Hamburg	2	4,7
Hessen	3	7,0
Niedersachsen	1	2,3
Nordrhein-Westfalen	2	4,7
Rheinland-Pfalz	4	9,3
Saarland	1	2,3
Sachsen	2	4,7
Sachsen-Anhalt	1	2,3
Schleswig-Holstein	2	4,7
Gesamt[1]	**43**	**100,0**

1 Die Gesamtzahl der Geschäftsstellen der HVB Group neu beträgt 788 (siehe Notes Nr. 82).

Persönliche, unabhängige und vorausschauende Beratung

Nach einer Prognose von Barclays Wealth Insight ist Deutschland eines der Länder, das in den nächsten Jahren den höchsten relativen Zuwachs an Millionären verzeichnen wird. An diesem Wachstum wollen wir überproportional partizipieren und uns zu einer der ersten Adressen für Wealth Management entwickeln. Unsere Kunden überzeugen wir mit persönlicher, unabhängiger und vorausschauender Beratung, hoher Kompetenz und ganzheitlichen Strategien sowie innovativen und individuellen Lösungen.

Ergebnisentwicklung in der Division Wealth Management

Im Zusammenhang mit der Integration der HypoVereinsbank in die UniCredit Gruppe wurden die Segmente zum dritten Quartal 2006 neu geordnet. Diese Reorganisation betraf vor allem das ehemalige Geschäftsfeld Deutschland. Aus dem Ressort Privatkunden wurden die Divisionen Privat- und Geschäftskunden und Wealth Management gebildet. Daneben fanden Kunden- und Mitarbeiterwanderungen vom bisherigen Ressort Firmenkunden und Freie Berufe (Geschäftskundensegment) in die neue Division Privat- und Geschäftskunden und Wealth Management statt. 90% der angesprochenen Kunden entschieden sich, das neue Angebot der HVB anzunehmen und ins Wealth Management zu wechseln.

Die Ergebnisse in der Division Wealth Management (WEM) sind in 2006 auch geprägt vom Veräußerungsgewinn aus dem Verkauf der Activest-Gesellschaften (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg, sowie Activest Investmentgesellschaft Schweiz AG, Bern) an Pioneer Investments. Durch diesen Verkauf wurde ein Veräußerungsgewinn in Höhe von 543 Mio € erzielt, der im Finanzanlageergebnis ausgewiesen wird. Die Activest-Gesellschaften sind mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis ausgeschieden. Somit sind die Ergebnisse des Jahres 2006 nicht vergleichbar zum Vorjahr, aber die bereinigten Zahlen können für Vergleiche herangezogen werden.

Die Division Wealth Management hat im Jahr 2006 ein operatives Ergebnis vor Risikovorsorge in Höhe von 214 Mio € generiert und damit einen sehr positiven Beitrag zum Gesamtergebnis der HypoVereinsbank geleistet. Der operative Verwaltungsaufwand blieb trotz Neugründung der Division stabil (siehe auch Note Nr. 22 des Konzernabschlusses für eine ausführliche Kommentierung der Ergebnisse).

HVB Wealth Management mit Start Nr. zwei im deutschen Wealth-Management-Markt

Unsere Ausgangsposition ist ausgezeichnet: In Bezug auf die Assets-under-Management unserer Kunden befinden wir uns bereits heute auf einem hervorragenden 2. Platz im deutschen Wealth-Management-Markt. Im Rahmen der neuen Divisionalisierung wurden vermögende Kunden aus dem Privatkunden- und dem Firmenkundengeschäft der HVB AG übernommen. Die neue Division ist mit einem Finanzanlagevolumen von mehr als 31 Mrd € ausgestattet und betreut über 37 000 vermögende Kunden. Das operative Ergebnis sowie die wichtigen Profitabilitätskennziffern spiegeln die hervorragende Ausgangssituation der HypoVereinsbank in diesem wichtigen Geschäftsbereich wider.

Um unsere Wachstumsziele zu erreichen, haben wir die Anzahl unserer Standorte und unserer Mitarbeiter erhöht. Bundesweit sind wir jetzt mit mehr als 40 Standorten vertreten. Damit decken wir über 90% des Marktes ab und sind für alle unsere Kunden gut erreichbar. Mit der flächendeckenden Präsenz und der dadurch sichergestellten Kundennähe heben wir uns von vielen Wettbewerbern ab.

Strategie und Werthebel der neuen Division bieten klare Vorteile

Wir bieten die Individualität und Exklusivität einer Privatbank und verbinden sie mit der Kompetenz, der Sicherheit und dem internationalen Netzwerk einer Großbank, der UniCredit Gruppe. Dieses Netzwerk umfasst 40 Länder, unter anderem Luxembourg, Österreich, Italien, Schweiz, die CEE-Länder und die Vereinigten Staaten. Darüber hinaus können wir neben der Vermögensverwaltung auch eine ausgeprägte Kompetenz im Finanzierungsbereich, bei der Immobilienfinanzierung und vor allem auch im Stiftungsmanagement vorweisen. Das Wealth Management der HVB AG umfasst den Vertrieb für vermögende Privat- und Geschäftskunden in Deutschland, das Private-Banking-Geschäft in Luxemburg, die Aktivitäten der DAB-Bankengruppe sowie die Produktion und den Vertrieb von Sachwerten, gebündelt in der in Gründung begriffenen Tochtergesellschaft WealthCap.

Wir betreuen in der HVB AG Kunden mit einem liquiden Vermögen ab 500 000 € im Rahmen eines speziell auf die Bedürfnisse gehobener Kunden zugeschnittenen Betreuungsansatzes. Für Kunden mit einem adressierbaren Gesamtvermögen ab 30 Mio € wird dieser um spezifische Family-Office-Leistungen erweitert. Zusätzlich unterstützt unser Beteiligungsmanagement unsere Kunden beim Kauf oder Verkauf von Unternehmensbeteiligungen oder Private-Equity-Produkten. Dabei begleiten wir den vollständigen Prozess von der Investitionsberatung bis hin zum Vertragsabschluss.

Division Wealth Management Fortsetzung

Betreuungsmodell auf ganzheitliches Vermögensmanagement ausgerichtet

Sechs Kundensegmente bilden insgesamt die Grundlage unseres auf ganzheitliches Vermögensmanagement ausgerichteten Betreuungsmodells: Family-Office-Kunden, bei denen die ganzheitliche Beratung in Bezug auf sehr große und komplexe Vermögen im Vordergrund steht, vermögende Privatkunden mit dem Schwerpunkt auf individuellen Vermögensstrategien, Freiberufler und Geschäftskunden, bei denen die Vermögensmehrung und die Unternehmensfinanzierung im Mittelpunkt stehen, sowie Stiftungen und private Vermögensanlagegesellschaften mit Schwerpunkt auf dem professionellen Management großer Vermögen. Ferner betreuen wir die private Seite von Unternehmensinhabern und übernehmen bei bestimmten Depotkonten (von Öffentlichen Kunden und Freien Berufen) das professionelle Vermögensmanagement.

Qualifizierte Mitarbeiter – eine Voraussetzung für unsere Kunden

Engagierte, bestens ausgebildete und – in vielen Fällen – zertifizierte Mitarbeiter mit besonderen Beratertugenden sind die Voraussetzung dafür, den hohen Ansprüchen unserer Kunden gerecht zu werden. In diesem Sinne legen wir großen Wert darauf, dass sich unser Leistungsversprechen im täglichen Handeln aller unserer Mitarbeiter widerspiegelt: Kundenorientiert, kompetent und innovativ sind die Eigenschaften, die wir von unseren Mitarbeitern erwarten.
Wir gehen konsequent neue Wege, um uns nachhaltig als führender Wealth-Manager in Deutschland zu positionieren: Die Zufriedenheit unserer Kunden ist dabei eine Schlüsselgröße unseres geschäftspolitischen Handelns. Die Vergütung unserer Mitarbeiter richten wir wesentlich an diesem Maßstab aus.

Maßgeschneiderte Mandats- und Portfoliolösungen wurden u.a. durch das unabhängige Institut für Vermögensaufbau IVA und die Ratingagentur firstfive mit fünf Sternen ausgezeichnet

Wir verfügen über Expertise in allen relevanten Kompetenzfeldern mit exklusiven und mehrfach ausgezeichneten Produkten. So bieten wir unseren Kunden die HVB Vermögensverwaltung FIRST an, die vom unabhängigen Institut für Vermögensaufbau IVA mehrfach mit fünf Sternen ausgezeichnet wurde. Sie richtet sich an Kunden, die ein Anlagevolumen von mehr als 250 000 € in dieses Produkt investieren wollen.

Auch unsere bereits seit 25 Jahren erfolgreiche individuelle HVB Vermögensverwaltung First Flex wurde erneut vom unabhängigen Ratinginstitut firstfive beurteilt und ebenfalls mehrfach mit der Höchstnote von fünf Sternen ausgezeichnet. Die HVB Vermögensverwaltung First Flex erzielte mit ihrem strategischen, rendite-/risikoorientierten Investmentansatz eine durchschnittliche jährliche Rendite von 9%. Neben den Mandatslösungen bieten wir unseren Kunden auch maßgeschneiderte Portfoliolösungen mit verschiedenen Risikoprofilen an. Für jede Risikoklasse verfügen wir über testierte Qualitätsdepots. Sie bieten die Grundlage für den Berater, der dann die Zusammensetzung gemeinsam mit dem Kunden optimiert. Wir legen großen Wert auf Transparenz durch nachvollziehbare Preise und umfassendes Reporting.

Generationsübergreifend durch spezielle Expertise im Erb- und Stiftungsmanagement

Mit unserem Erb- und Stiftungsmanagement bieten wir unseren Kunden auch eine generationsübergreifende Vermögensplanung, die den hohen Anspruch unserer Beratungsqualität unterstreicht. Schließlich gehört etwa die Planung der eigenen Vermögensnachfolge im Bereich der Finanzberatung zu den persönlichsten Fragen überhaupt. Unsere zertifizierten Erb- und Stiftungsmanager betreuen sowohl Erben und Erblasser als auch Stiftungen und potenzielle Stiftungsgründer von der ersten Idee bis zum Vermögensmanagement.

Das Financial Planning richtet sich speziell an Kunden mit sehr umfangreichen Vermögen. Speziell ausgebildete und zertifizierte Finanzplaner bieten kompetente und ganzheitliche Finanzberatung.

HypoVereinsbank verkauft Activest an Pioneer Investments

Die Einbindung in die UniCredit Gruppe kommt unserer Beratung zugute, da wir dort auf ausgezeichnetes weltweites Know-how zurückgreifen können, zum Beispiel im Bereich Asset Management: Durch die Zusammenführung von Activest mit Pioneer, einer weltweit aktiven und seit vielen Jahrzehnten äußerst erfolgreichen Fondsgesellschaft, eröffnen wir unseren Kunden ein noch größeres Leistungsspektrum für internationale Geldanlagen. Die Vorteile eines starken, globalen Asset-Management-Partners nutzen wir, um unseren Kunden eine breite, weltweite Produktpalette bereitzustellen.

Gute Erfolge für die Tochtergesellschaften von Wealth Management

Die DAB Bank erzielte 2006 das beste Ergebnis ihrer Unternehmensgeschichte. Erstmalig werden mehr als 1 Mio Depots verwaltet. Das verwaltete Vermögen wurde um 19% gegenüber dem Vorjahr gesteigert. Mit knapp 30 Mrd €, wovon etwa 14 Mrd B2B-vermittelte Fonds sind, ist die DAB Deutschlands größte unabhängige Fondsplattform. Ein erfolgreiches Börsenjahr sorgte für knapp 11 Mio Transaktionen auf der DAB-Plattform.

HVB Luxembourg Private Banking konnte im Jahr 2006 als Ergänzung ihrer erfolgreichen WEM-Aktivitäten die Gesellschaft Family Trust Management Europe S. A. (FTME) etablieren, die sich auf das Management von international diversifiziertem Vermögen in einer Luxemburger Kapitalgesellschaft spezialisiert hat.

Die Wealth Management Capital Holding GmbH in Gründung strebt an, einer der führenden Sachwerte-Initiatoren in Deutschland zu werden. Durch die Zusammenführung der Tochtergesellschaften H. F. S. (Hypo-Fondsbeteiligungen für Sachwerte GmbH), Blue Capital und HVBFondsFinance GmbH werden die drei Kompetenzen in den Bereichen Private Equity, Immobilien Deutschland und Immobilien International zusammengefasst. Hiervon erwarten wir uns eine First-Mover-Position bei der Entwicklung und Umsetzung innovativer Sachwerteprodukte.

Wealth Management unterscheidet sechs Kundenzielgruppen; davon sind zwei Teil eines gemeinsamen Betreuungsmodells / Kooperation mit Firmenkunden (FKD)

Kundenzielgruppe		Produktportfolio
Family-Office-Kunden	Institutionell	• Individuelles Vermögensmanagement für sehr wohlhabende Familien (Geldanlage und Finanzierung)
Vermögende Privatkunden	Individuell	• Gesamtes Angebot an Wealth-Management-Produkten und -Dienstleistungen (mit Schwerpunkt auf Geldanlage)
Freie Berufe / GK	Individuell	• Gesamtes Angebot an Wealth-Management-Produkten und -Dienstleistungen (Geldanlage und Finanzierung)
Private Stiftungen inkl. private Asset-Management-Gesellschaften	Individuell	• Professionelles Portfoliomanagement
Unternehmer mit Bankverbindung zur Firmenkundendivision	Individuell	• Gesamtes Angebot an Wealth-Management-Produkten und -Dienstleistungen (Geldanlage und Finanzierung)
Firmenkunden (öffentliche Körperschaften)	Institutionell	• Spezifische Asset-Management-Produkte und -Dienstleistungen (getrenntes Depotkonto und Kontokorrentkonto)

□ Kunden voll nach Wealth Management allokiert
■ Ertragsteilung (Kunden teilweise zu Wealth Management geschlüsselt)

Ausblick: Konsequente Ausrichtung des Geschäftsmodells und organisches Wachstum

Im Jahr 2007 wird das organische Wachstum in den Vordergrund gestellt, insbesondere durch eine geplante Erhöhung der verwalteten Kundengelder, der Neukundengewinnung und eine Optimierung des Produktangebots. Die konsequente und durchgängige Ausrichtung des Geschäftsmodells an den Bedürfnissen der definierten Zielgruppen spielt hierbei eine wichtige Rolle. Wir werden unser Geschäftsmodell weiter ausbauen. Die Zusammenarbeit mit und zwischen unseren Tochtergesellschaften soll intensiviert werden. Für die kommenden Jahre verfolgen wir sechs Wachstumsziele: die Erhöhung der Kundenzufriedenheit, eine stärkere Kundenbindung, eine Steigerung der Kundenzahl, die deutliche Erhöhung des Anteils der Vermögensverwaltung an unseren Kundengeldern und eine dynamische Entwicklung von Fresh Money sowie Synergien aus der stärker vernetzten Zusammenarbeit zwischen den WEM-Einheiten.

Division Firmen- & Kommerzielle Immobilienkunden

Firmenkunden

1984 Mitarbeiter an 93 Standorten in ganz Deutschland (HVG AG) erwirtschafteten das Ergebnis mit rund 70000 Kunden und 40 Mrd € Kredit- und 20 Mrd € Einlagenvolumen.

Firmenkunden: Standorte in Deutschland



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6
6
6
3
1
1
7
2
1
1
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3
2
43

Geschäftsstellen nach Bundesländern

BUNDESLAND	31.12.2006	%
Baden-Württemberg	7	7,5
Bayern	43	46,2
Berlin	1	1,1
Brandenburg	1	1,1
Hamburg	6	6,5
Hessen	3	3,2
Mecklenburg-Vorpommern	2	2,2
Niedersachsen	6	6,5
Nordrhein-Westfalen	6	6,5
Rheinland-Pfalz	1	1,1
Saarland	1	1,1
Sachsen	3	3,2
Sachsen-Anhalt	2	2,2
Schleswig-Holstein	9	9,7
Thüringen	2	2,2
Gesamt[1]	**93**	**100,0**

1 Die Gesamtzahl der Geschäftsstellen der HVB Group neu beträgt 788 (siehe Notes Nr. 82).

Werttreiber Nummer eins: Überzeugte Kunden, günstiges Marktumfeld und positive Aussichten

Mit einem Marktanteil von etwa 5,9 Prozent, bezogen auf das Kreditvolumen in Deutschland, ist die HVB die fünfgrößte Firmenkundenbank – nicht jedoch, was die Meinung der Kunden betrifft: Sie wurde von 100 000 Kunden der Zeitschrift »Markt und Mittelstand« zur »Firmenkundenbank des Jahres 2007« gewählt. Ausschlaggebend für diese Wahl waren »die hohe Qualität der Produkt- und Dienstleistungspalette«, die den Firmenkunden von der HVB geboten wird. Die Erfahrungen aus vielen Kundengesprächen zeigen auch, dass der Zusammenschluss mit der UniCredit als Vorteil empfunden wird. Die HVB ist, was Marktpräsenz und Bedeutung betrifft, im Kunden-Ranking weit nach oben gerückt. Dabei geht es nicht nur darum, dass die Kunden von der Präsenz der UniCredit Gruppe in 20 europäischen Ländern profitieren – darunter nicht nur die Wachstumsstaaten in CEE, sondern auch die wichtigsten Exportländer der EU. Es ist vor allem auch die gewachsene Expertise im komplexer werdenden Firmenkundengeschäft, die die Kunden überzeugt.

Ebenso haben ein relativ stabiles Marktumfeld und eine positive Konjunkturentwicklung das Ergebnis positiv beeinflusst. Vor allem im Export haben die deutschen Unternehmen die Möglichkeiten, die sich ihnen zur Verbesserung ihrer Wettbewerbsfähigkeit eröffnet haben, nutzen können. Deutschland ist nach wie vor die größte Exportnation der Welt und konnte 2006 seine Marktanteile weitgehend behaupten. Diese Entwicklung wird auch von steigenden grenzüberschreitenden Direktinvestitionen begleitet und ist Ausdruck der Internationalisierung von Produktion und Unternehmen. Davon konnte die HVB überdurchschnittlich vor allem auf Grund ihrer Expertise im Außenhandels- und Cash-Management-Geschäft sowie im Liquiditäts- und Finanzrisikomanagement bei Anlage-, Zins-, und Währungsprodukten im Geschäftsjahr 2006 profitierten.

Auch das große Branchen-Know-how und die engen Kundenbeziehungen in Export-Schlüsselbranchen wie Maschinen- und Werkzeugbau sowie im Automobilzulieferbereich trugen entscheidend zu dem positiven Ergebnis 2006 bei. Der zunehmende Wettbewerbsdruck auf Entgelte und Kreditmargen konnte überkompensiert werden, wird aber weiterhin anhalten.

Ein geschätztes Kreditvolumen in Deutschland von 1,2 Billionen € sowie der gestiegene Bedarf an Kapitalmarkt-Know-how in breiteren Kundenschichten (Mid-Caps) bieten für das kommende Geschäftsjahr genügend Raum für weiteres Wachstum. Wir rechnen damit, dass das Kreditvergabevolumen an Firmenkunden um rund 5% wachsen wird. Auch gehen wir davon aus, dass sich das sonstige Marktumfeld im deutschen Firmenkundengeschäft 2007 ähnlich günstig entwickelt.

Werttreiber Nummer zwei: Gestiegene Beratungskompetenz und passende Produktantworten

Mit dem Programm GO (Growth Opportunities) wurden 2006 zwölf Initiativen gestartet, die unser künftiges Wachstum unterstützen und unsere Wertschöpfung weiter verbessern. Dabei gelten vor allem die Investition in Beratung und eine effiziente Kundenbetreuung als unabdingbare Voraussetzung für das Nutzen der Marktchancen. Die Betreuer sollen neben einem gesteigerten Know-how, durch eine klare Kundensegmentierung mehr Spielraum bekommen, um Kunden nachhaltig betreuen, kompetent beraten und Produktspezialisten effektiv und kundengerecht einbinden zu können. Um dies zu optimieren, wurden im Rahmen der Neuordnung der Divisionen neue Betreuungsmodelle eingeführt. Unterschieden wird dabei in vier Kundensegmente:
- Großkunden (Large-Caps/6000 Kunden),
- Gehobener Mittelstand (Mid-Caps/27 000),
- Mittelstand (Small-Caps 32 000) und
- Öffentliche Kunden (OEK/5000).

Die durch die Neusegmentierung und die Neuordnung der Divisionen hierzu erforderlichen Kundenüberleitungen wurden zur Jahresmitte 2006 erfolgreich abgeschlossen. Die Geschäftsaktivitäten wurden dadurch nicht beeinträchtigt, es konnten sogar signifikant Neukunden hinzugewonnen werden.

Division Firmen- & Kommerzielle Immobilienkunden Fortsetzung

Weiterer positiver Nebeneffekt dieser Neusegmentierung ist eine zielgenauere Schulung der Mitarbeiter: 2006 wurden unter anderem alle Betreuer im Mid- und Large-Cap-Bereich im strategischen Dialog mit dem Kunden geschult. Zudem können mit der 2006 eingeführten »HVB Branchen- und Benchmarkanalyse«, der »HVB Firmenkunden-Bonitätsanalyse« und der »HVB Strukturanalyse für den Mittelstand« Betreuer auf Augenhöhe ihren Kunden aufzeigen, wo sie im Branchenvergleich stehen und welche Chancen und Möglichkeiten sich für ihr Unternehmen eröffnen.

Das Verhältnis zwischen Zins- und Provisionsüberschuss lag bei 70:30 und macht klar, dass das Kreditgeschäft auch 2006 das Kerngeschäft war. Die Bestrebungen zielen aber darauf ab, mittelständischen Firmenkunden innovative Alternativlösungen, die den klassischen Kredit ergänzen, wie zum Beispiel Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes (PREPS™), anbieten zu können. Diese gemeinsam mit dem Partner CEG eingeführte und hoch innovative Genussrechtsplattform eröffnet dem Mittelstand die Möglichkeit der Finanzierung direkt über den Kapitalmarkt. Mit der 6. Transaktion im 1. Quartal 2007 platzierte der Bereich Firmenkunden Mittelstandsunternehmen über die PREPS™-Plattform über 2,0 Mrd € Nachrangkapital.

Im Bereich der Mezzanine-Finanzierungen ist die HVB Marktführer in Deutschland. Neben anspruchsvollen, Tool-gestützten Beratungsdienstleistungen bieten wir einer breiten mittelständischen Unternehmerschaft verstärkt strukturierte Finanzierungen an, ebenso wie die Analyse und die Finanzierung des Umlauf- (Working Capital) und Anlagevermögens. Das Geschäft mit nachrangigen Finanzierungsmitteln, kleinen und mittleren Finanzierungen von Unternehmenstransaktionen sowie Projektfinanzierungen wird dabei weiter ausgebaut. Darüber hinaus können wir den mittelständischen Kunden das ganze Produktspektrum der Division Markets & Investment Banking (MIB) und damit den Zugang zum Kapitalmarkt eröffnen.

Im Herbst 2006 haben wir mit M-ABS, einem Asset-Backed-Securities-Programm für mittelständische Unternehmen, ein neues Produkt eingeführt. Darin wird die hohe Kompetenz der UniCredit Gruppe im Verbriefungsbereich optimal genutzt.

Als Nummer eins in Zentral- und Osteuropa bildet die Begleitung unserer Kunden in diese Märkte einen Hauptschwerpunkt unserer Geschäftsaktivitäten. Im Jahr 2006 nahmen nahezu 4000 HVB-Kunden dieses Angebot wahr und investierten in einem oder mehreren CEE-Ländern. Unsere Dienstleistungen reichten von der vereinfachten Kontoeröffnung bis hin zu komplexen Cash-Management-Lösungen, grenzüberschreitenden Kreditangeboten und Leasing-Produkten. Der Zusammenschluss mit der UniCredit Gruppe stellt diese grenzüberschreitenden Geschäftsaktivitäten auf eine noch breitere Basis.

Ergebnisentwicklung im Bereich Firmenkunden

Das Firmenkundengeschäft leistet nach wie vor einen erheblichen Ergebnisbeitrag zum Konzernergebnis der HVB Group. Das operative Ergebnis vor Kreditrisikovorsorge entwickelte sich mit einem Anstieg um 12,8% gegenüber dem Vorjahr auf 659 Mio € sehr positiv. Obwohl höhere Erträge erwirtschaftet wurden, konnten die Verwaltungsaufwendungen um 3,3% gegenüber dem Vorjahr verringert werden. Die Kreditrisikovorsorge stieg leicht um 5,8% auf 201 Mio €. Auf Grund der Ertragssteigerung und der Kostensenkungen verbesserte sich die Cost-Income-Ratio um 3,7%-Punkte leicht auf 40,3%. (siehe auch die Segmentberichterstattung in den Notes des Konzernabschlusses). Die gegenüber dem Vorjahr um solide 5,8% verbesserten operativen Erträge waren auf einen höheren Zinsüberschuss (+6,4%) und den erfreulichen Aufwärtstrend beim Provisionsüberschuss (+4,9%) zurückzuführen, der von höheren Einnahmen aus Beratungsentgelten im Rahmen strukturierter Finanzierungen profitierte.

Ausblick: Wachstumsinitiativen in mehreren Geschäftsfeldern

Auch 2007 will sich das Firmenkundengeschäft als Werttreiber für die Kunden und als der Marktteilnehmer mit der höchsten Kundenzufriedenheit präsentieren. Wir wollen im Zeichen der zunehmenden Internationalisierung des Mittelstands das

Wachstum unserer Kunden unterstützen sowie als Treiber der Prozess- und Produktinnovation im Firmenkundengeschäft gelten. Hierzu wird der Bereich Firmenkunden 2007 weitere Wachstumsinitiativen lancieren:

- Organisches Wachstum (Aufbau und Akquisition neuer Firmenkundenbetreuer) sowie Neugründung von fünf Niederlassungen in Regionen mit noch geringer Marktdurchdringung (Südwestdeutschland, Nordrhein-Westfalen, Niedersachsen).
- Verstärkte Konzentration auf Sektoren und Branchen, in denen die HVB mit ihren Kernkompetenzen weitere Potenziale erschließen kann: öffentliche Finanzierung, erneuerbare Energien, globale Schiffs- und Seefahrtindustrie.
- Weiterer Ausbau in innovativen Produktbereichen (Derivate, strukturierte Finanzierung, Außenhandel, Cash Management, Corporate Finance).
- Leasing-Produkte und Dienstleistungen: Im Leasing-Geschäft spielt die Corporate Division der Unicredit Gruppe eine herausragende Rolle in Europa. Diese wollen wir mit der HVB Leasing auch auf Deutschland übertragen.

Damit sind der Ausbau der Marktanteile, ein striktes Kostenmanagement sowie das Management des Risikos bei gesteigertem Volumen die strategischen wirtschaftlichen Eckpunkte für das Jahr 2007.

Unser Firmenkundengeschäft richtet sich an vier Kundensegmente, die mit maßgeschneiderten Produkten und Dienstleistungen bedient werden.

Kundensegment	Produktangebot
Großkunden Umsatz > 250 Mio €	• Ganzheitliches Spektrum an Produkten & Tools • Schwerpunkt: internationales Geschäft und Investment-Banking-Produkte
Gehobener Mittelstand Umsatz 15–250 Mio €	• Tool-basierte Analyse und Beratungsinstrumente • Schwerpunkt: strukturierte Finanzierungen
Mittelstand Umsatz 3–15 Mio €	• Finanzierung • Cash Management • Außenhandel • Derivate
Öffentliche Kunden	• Strukturierte Produkte, insbesondere PPP • Derivate • Asset-Management-Produkte

Division Firmen- & Kommerzielle Immobilienkunden Fortsetzung

Kommerzielle Immobilienkunden

Für unser kommerzielles Immobiliengeschäft stand auch das Jahr 2006 im Zeichen der konsequenten Umsetzung des Geschäftsmodells der Gruppe bezüglich der gewerblichen Immobilenfinanzierung in Deutschland.

Umsetzung des Geschäftsmodells

Zum einen wurde das vorhandene Immobilienportfolio umstrukturiert; zum anderen setzten wir weiterhin auf Geschäftsaktivitäten mit hohem Mehrwert (zum Beispiel Dienstleistungen und Produkte mit höherem Beratungsanteil). Die neue Struktur, die wir 2005 einführten, besteht aus regionalen Betreuungsteams an sechs deutschen Standorten (Berlin, Düsseldorf, Frankfurt, Hamburg, München und Nürnberg), unterstützt durch Spezialisten für strukturierte Finanzierungen in München. Diese Struktur bewährte sich und wurde deswegen 2006 ohne Abstriche beibehalten.

Im Zuge der neuen konzernweiten Divisionalisierung wurde das kommerzielle Immobiliengeschäft im Laufe des Jahres 2006 in die Division Firmenkunden & Kommerzielle Immobilienkunden integriert. Dadurch erzielten wir noch stärker Synergien bei Produkten und Dienstleistungen im Provisionsgeschäft und profitierten auch von der hohen Kompetenz unseres Firmenkundengeschäfts in Bezug auf strukturierte Produkte.

Zu den wichtigsten Aktivitäten im Berichtsjahr gehörten auch die strategische Analyse des Kundenportfolios sowie die Übertragung nicht strategischer Bestandteile auf das »Special Credit Portfolio« (siehe auch den HVB Zwischenbericht zum 30. September 2006, Seite 7). Dies ermöglicht eine stärkere Fokussierung der Vertriebstätigkeit auf unsere Zielkunden.

Entwicklung auf den Immobilienmärkten

Getragen von einer überraschend guten gesamtwirtschaftlichen Entwicklung und einigen branchenspezifischen Einflüssen entwickelten sich die deutschen Immobilienmärkte 2006 ausgesprochen positiv. Dies gilt sowohl für Investitionen als auch für Mieten und Preise. Immobilien- und Portfoliotransaktionen, die bereits in den Vorjahren deutlich zugelegt hatten, erreichten Rekordniveaus.

Die positivere Entwicklung auf den Wohn- und Gewerbeimmobilienmärkten schlägt sich auch in allmählich rückläufigen Leerstandsquoten nieder, die in der Vergangenheit die Märkte belasteten. Auch die Anzahl der Zwangsversteigerungen verringerte sich leicht. In einigen Büromärkten Deutschlands führte eine äußerst geringe Neubautätigkeit in Verbindung mit hohen Abnahmequoten zu einem spürbaren Abbau des Überangebots. Erste Anzeichen von steigenden Büromieten in guten Lagen sind erkennbar.

Neuer Geschäftsansatz und Entwicklung im Jahr 2006

Ungeachtet der weiteren Aufhellung des Marktumfelds gingen wir äußert vorsichtig bei der Neukreditvergabe vor. Wir stellen nach wie vor hohe Anforderungen an die Qualität der finanzierten Immobilien sowie an die Bonität der Investoren und Käufer. Außerdem richten sich unsere Preisvorgaben systematisch nach dem Risikoprofil der jeweiligen Transaktion.

Dank dieser strengen Kredit- und Preispolitik konnten wir 2006 die Profitabilität des Neugeschäfts in der kommerziellen Immobilienfinanzierung trotz eines gewissen Margendrucks in einzelnen Sektoren stabilisieren. Im Verlauf des Jahres 2006 blieb unsere Kreditvergabepolitik stets risikoorientiert; außerdem legten wir großen Wert auf die Marktgängigkeit und Übertragbarkeit der Kreditprodukte, um die Risikomanagementpotenziale für das Portfolio noch zu erweitern.

Ergebnisentwicklung

Die Übergangsphase, in der sich Commercial Real Estate Financing (Kommerzielle Immobilienfinanzierung) im Geschäftsjahr 2006 befand, sowie der klare Restrukturierungskurs führten zu Einbußen bei den operativen Erträgen (in Höhe von 14,6% gegenüber dem Vorjahr), wobei vor allem der deutliche Abbau der zinstragenden Aktiva zum geringeren Zinsüberschuss beitrug. Allerdings hatten die erfolgreichen Anpassungsmaßnahmen auf Grund der effektiven Kürzung der dem Kompetenzcenter CREF zugeordneten Ressourcen auch eine sehr deutliche Verringerung des Verwaltungsaufwands um 37,8% gegenüber dem Vorjahr zur Folge. Darüber hinaus führten das geringere Kreditvolumen und die durchgeführten Anpassungsmaßnahmen zu einem massiven Rückgang der Kreditrisikovorsorge.

Ausblick: Fortgesetzte Konzentration auf Premiumsegmente

Die Chancen einer anhaltenden Erholung der Immobilienmärkte sind durch die positive Konjunkturentwicklung zum Jahresauftakt 2007 begünstigt worden. Allerdings müssen unterschiedliche Entwicklungen in einzelnen Marktsegmenten und Regionen bedacht werden. Der Wohnimmobilienmarkt wird dieses Jahr voraussichtlich etwas mehr in den Hintergrund treten, nachdem dieses Segment in den letzten beiden Jahren von verschiedenen Sonderfaktoren (zum Beispiel dem Abbau von Subventionen) profitieren konnte. Dagegen erwarten wir eine deutliche Belebung beim Bau von Gewerbeimmobilien. Die einzelnen Märkte weisen nach wie vor regionale Unterschiede auf, die auch im Verlauf des Jahres 2007 kaum abnehmen werden.

Angesichts dieser Branchenentwicklung werden wir unser kommerzielles Immobiliengeschäft auch weiterhin vorrangig auf die Betreuung unserer Zielkunden (insbesondere Investoren, Bauträger und Wohnungsbaugesellschaften) fokussieren. Entsprechend unserer strategischen Richtlinien werden wir nicht rentable Portfolioteile weiter abbauen, unsere Dienstleistungserträge weiter steigern und im Neugeschäft weiterhin selektiv vorgehen.

Division
Markets & Investment Banking

Unser Kompetenzzentrum für Kapitalmarkt- und Investment Banking Services

Die Division Markets & Investment Banking (MIB) der HVB ist im Juli 2006 aus nahezu allen im Geschäftsfeld Corporates & Markets zusammengefassten Aktivitäten entstanden.

MIB besteht aus vier Organisationseinheiten: den beiden operativen Bereichen Markets und Investment Banking, dem COO-Bereich und dem Bereich Markets & Credit Risk. Darüber hinaus unterstützt Global Research als Querschnittsfunktion das gesamte Produktfranchising in allen Asset-Klassen und Kundengruppen.

Integriertes Geschäftsmodell
Unser integriertes Geschäftsmodell deckt die gesamte Wertschöpfungskette des Kapitalmarkt- und Investment Banking-Geschäfts ab. MIB orientiert sich an den strategischen Zielsetzungen seiner Kunden. Institutionelle Kunden, öffentliche Einrichtungen, multinationale Unternehmen und Firmenkunden werden mit dem Leistungsspektrum von Origination, Trading, Strukturierung und Distribution versorgt. Darüber hinaus entwickelt MIB Produkte für alle übrigen Divisionen – Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden.

MIB weist einen starken Track Record in den Kernbereichen Structured Derivatives, Structured Finance, Cash Trading und Structured Credit auf.

Markets & Investment Banking: Operative Standorte weltweit


LONDON
DUBLIN
LUXEMBURG
PARIS
MADRID
NEW YORK
TOKIO
HONGKONG
SINGAPUR
ZÜRICH
MAILAND
MÜNCHEN
ATHEN

So konnte die Division 2006 ein überzeugendes Finanzergebnis liefern und gleichzeitig die Integrationsprozesse der UniCredit Gruppe im Bereich Investment Banking erfolgreich voranbringen.

2006: Ein weiteres Jahr mit überzeugendem Finanzergebnis

Im Geschäftsjahr 2006 erhöhte sich das operative Ergebnis auf 1116 Mio € und übertraf damit das bereits hohe Niveau des Vorjahres um 43,3%, hauptsächlich getragen von einem soliden Wachstum der operativen Erträge in Höhe von 20,6% entlang aller Ertragslinien. Der Zinsüberschuss erhöhte sich um 11,2% auf 1171 Mio €. Das Handelsergebnis verzeichnete gegenüber 2005 einen bedeutenden Anstieg von 52,9% auf 737 Mio €. Der Provisionsüberschuss verbesserte sich im Jahresvergleich um 8,9% auf 366 Mio €. Wesentliche Werttreiber des Ertragswachstums waren kräftige Kundenströme im Bereich Fixed Income, Currencies & Commodities (FICC), eine beispiellose Transaktionspipeline im Bereich der strukturierten Finanzierungslösungen und ausgezeichnete Erlöse aus strukturierten Derivaten.

Trotz eines Anstiegs der operativen Kosten infolge erhöhter leistungsorientierter Bonuszahlungen um 4,8% gegenüber dem Vorjahr, verbesserte sich die Cost-Income-Ratio um 7,8%-Punkte auf 51%.

Dank der überzeugenden operativen Leistung lag das Ergebnis vor Steuern, trotz eines Einmalaufwandes in Höhe von 153 Mio € auf Grund einer Änderung von Parametern bei der Ermittlung des Fair Value für Finanzinstrumente, mit einem Plus von fast 40% deutlich über Vorjahresniveau. Ohne diese Sonderbelastung hätte das Ergebnis vor Steuern mit nahezu 60% einen noch beträchtlicheren Zuwachs gegenüber dem Vorjahr verzeichnet.

Markets: Erstklassiger »Country Broker« im Bereich FICC sowie exzellente Expertise in der Strukturierung von Derivaten

Der Bereich Markets umfasst Handels-, Strukturierungs- und Vertriebsaktivitäten. Structured Derivatives, Global Distribution, FICC, Equities und Corporate Derivatives sind die wesentlichen Einheiten.

Erklärtes Ziel des Bereichs ist es, entlang der gesamten Wertschöpfungskette neue Geschäftspotenziale in Kernmärkten zu erschließen und Marktanteile auszubauen. Neben einem in finanzieller Hinsicht hervorragendem Jahr 2006 erhielt der Bereich Markets zahlreiche Branchenauszeichnungen, was seine Fähigkeit unterstreicht, komplexe, kundenorientierte Lösungen für eine globale Klientel zu entwickeln.

Die Entwicklung bedeutender Produktlinien im Bereich Markets

- Bei den Structured Derivatives konnten wir unsere Spitzenstellung im Markt bestätigen und unseren Innovationsvorsprung weiter ausbauen. Von wesentlichem Vorteil gegenüber unseren Wettbewerbern sind unsere schnellen Produktentwicklungs- und Time-to-market-Zyklen für innovative Lösungen im Aktien-, Index- und Cross-Asset-Bereich. Zum dritten Mal in Folge haben wir, in 2006 für unser »HVB Express Zertifikat EURO STOXX 50/Nikkei 225«, den Preis »Zertifikat des Jahres« gewonnen, wodurch unsere überragende Stärke in der Strukturierung von Produkten insbesondere für das Retailsegment reflektiert wird (Quelle: Zertifikate Award).
- Global Distribution betreut unsere institutionellen Kunden umfassend in Fragen der strategischen und taktischen Asset- Allokation. Die Einheit positionierte sich erfolgreich als globale Vertriebsorganisation mit guter Marktdurchdringung bei der Beratung und im Verkauf von Kapitalmarktprodukten. Mit einem kundenzentrierten Ansatz trug Global Distribution zum hervorragenden Ergebnis des Bereichs Markets im Berichtsjahr bei. Anhaltend starke und nachhaltige Beiträge leisteten hier die hervorragende Entwicklung im strukturierten Privatkundengeschäft und ein stabiles Geschäft mit institutionellen Kunden.
- Wie alle kapitalflussgetriebenen Geschäftslinien erwirtschaftete FICC einen sehr guten Ergebnisbeitrag.
- Das Geschäft mit Corporate Derivatives war wesentlich von unserem einzigartigen Beratungsansatz geprägt unseren Kunden ganzheitliches Finanzrisikomanagement zu bieten, anstatt bloße Produktplatzierung in Zielmärkten zu betreiben.
- Equities verzeichnete in einem guten Marktumfeld bei verstärkter Kundenaktivität eine kräftige Entwicklung. Ein neues Kundenbetreuungsmodell half Cross Selling Potenzial zu fördern.

Investment Banking: Innovative Lösungen und eine starke Position bei strukturierten Finanzierungen

Wesentliche Einheiten des Bereichs Investment Banking sind: Financing, Loan Syndication, Structured Credit und Regional Investment Banking (umfasst Corporate Coverage, Corporate Finance, Equity Capital Markets (ECM) und Mergers & Acquisitions (M&A) Advisory).

Division
Markets & Investment Banking Fortsetzung

Ziel des Bereichs Investment Banking ist es, sich als Topanbieter in den Kernmärkten zu etablieren. In enger Zusammenarbeit mit der Division Firmen- & Kommerzielle Immobilienkunden sowie der UniCredit CEE-Division zielen wir auf den erfolgreichen Einsatz innovativer Lösungen auch in den Wachstumsmärkten des »New Europe« ab. Investment Banking verzeichnete 2006 ein sehr gutes Jahr und leistete trotz verstärkten Wettbewerbs einen wesentlichen Beitrag zum Gesamtergebnis der Division.

Die Entwicklung wichtiger Einheiten im Bereich Investment Banking

- Financing erreichte mit Übernahmefinanzierungen, Projektfinanzierungen, strukturierten Rohstofffinanzierungen und anderen strukturierten Transaktionen ein Rekordvolumen. An einem der bisher größten deutschen Leveraged-Buy-out (LBO) Transaktionen »KION« waren wir als Bookrunner und Mandated Lead Arranger (MLA) beteiligt.
- Loan Syndication konnte durch fundierte Kenntnisse in komplexen Transaktionen und Platzierungskraft die gute Marktposition weiter festigen. Die Märkte würdigten unsere Gesamtleistung in 2006 unter anderem mit der Auszeichnung als Nummer eins unter den deutschen LBO-Bookrunnern (Quelle: Dealogic).
- Structured Credit verzeichnete ein weiteres erfolgreiches Jahr mit dem Ansatz, unseren Kunden Zugang zu einzigartigen Produkten in der Asset-Klasse Kredit zu bieten.
  Structured Credit führte 2006 eine Reihe innovativer Transaktionen durch, die bei den Investoren auf rege Nachfrage stießen. In Mittel- und Osteuropa verzeichneten wir bedeutende Erfolge mit Asset-backed-Securities (ABS). Unter anderem boten wir unseren Kunden als erste Bank Zugang zum russischen Konsumentenkreditmarkt durch eine in Euro denominierte ABS-Emission. Eine weitere starke Transaktion war Breeze II, die als »Senior Debt Deal des Jahres 2006« ausgezeichnet wurde (Quelle: Euromoney/Ernst & Young).
  Active Credit Portfolio Management (ACPM), Teil des strukturierten Kreditgeschäfts, wurde vom Markt zum »Kredit-Portfolio-Manager des Jahres« erklärt (Quelle: Deutsches Risk Magazin). Dies bestätigt die Weiterentwicklung dieser Einheit von der reinen Verwaltung von Kreditengagements hin zu einem Kredit Portfolio Manager.
- Als Teil des Regional Investment Bankings sind ECM und M&A starke Anbieter im lokalen Small- und Mid-Cap-Segment. Während das Senior-Banker-Konzept einen strategischen Dialog mit unseren Firmen- und multinationalen Kunden bis auf Managementebene ermöglicht, liefert das neue Corporate Finance die analytische Expertise. Dies führt im Ergebnis zur Entwicklung innovativer Produktideen für unsere Kunden.

Global Research: Herausragende Expertise in Deutschland

Global Research bietet institutionellen Investoren hochwertige Aktien- und Anleiheanalysen, volkswirtschaftliche Studien sowie FI/FX und Cross-Asset-Strategien.

Gemeinsam mit der für Beratung und Vertrieb zuständigen Einheit Global Distribution veranstaltete Global Research die German Investment Conference, die größte und bedeutendste Konferenz dieser Art in Deutschland. Die Teilnehmerzahl erreichte 2006 ein Rekordniveau: 240 Vertreter von 100 gelisteten deutschen Unternehmen sowie 500 institutionelle Investoren trafen sich zu Erfahrungsaustausch und Networking.

Zahlreiche wichtige Auszeichnungen, darunter auch der »AktienAnalystenAward« belegen die herausragende Expertise des HVB Global Research Teams im deutschen Markt (Quelle: Börsenzeitung).

Ausblick: Integration und wichtige Wachstumsinitiativen im Blickpunkt

In 2007 werden wir unsere Integrationsaktivitäten fortsetzen. Eines unserer wichtigsten Ziele besteht darin, unsere Division Markets & Investment Banking zu einem Kompetenzzentrum des gesamten Investment Banking der UniCredit Gruppe mit Sitz in München auszubauen.

Die fortschreitende Integration unterstützt uns, Mehrwert zu generieren, indem wir Transferpotenziale ausschöpfen, das paneuropäische Netzwerk der Division wirksam nutzen und in ausgewählten Geschäftsfeldern mit attraktiven Wachstumschancen Investitionen tätigen.

Ausgewählte Wachstumsstrategien für 2007

- Markets wird sich auf die Ausweitung seines Geschäfts im FICC-Bereich konzentrieren und darüber hinaus das Potenzial, das im Bereich Equities durch das vorhandene Netzwerk besteht, noch stärker nutzen. Im Geschäft mit strukturierten Derivaten werden sowohl Kundenpotenziale als auch das Produktangebot stärker ausgeschöpft (zum Beispiel: Risk-Management-Beratung für multinationale Firmenkunden).
- Im Investment Banking wird das Geschäft im Bereich ECM und M&A weiter wachsen, darüber hinaus wird Corporate Finance weiter ausgebaut. Im Bereich Financing zielen wir mit unseren innovativen, maßgeschneiderten Produkten auf die Erschließung neuer Märkte. Structured Credit wird sich verstärkt auf kundenorientierte Lösungen und Verbriefungsaktivitäten ausrichten.

Kion
KION
EUR 3,300,000,000
Senior and Mezzanine Loans
MLA & Bookrunner
December 2006

Landmark Transaction Leveraged Finance

Als Mandated Lead Arranger, Bookrunner und Agent trug MIB entscheidend zum Erfolg des KION-Buy-outs bei – einer richtungsweisenden Transaktion in Deutschland im Jahr 2006.
Der Deal unterstreicht die starke Stellung von MIB im Leveraged-Buy-out-Markt.

Breeze
BREEZE TWO
EUR 300,000,000
5.29% due 2026
Issue Rating BBB/BBB
Sole Bookrunner
May 2006

Breeze II – Senior Debt Deal des Jahres 2006

Breeze II ist ein ausgezeichnetes Beispiel für die innovativen Strukturierungskompetenzen von MIB. Als erste Bank Europas entwickelte die HVB eine maßgeschneiderte Finanzierungsstruktur für Windparkportfolios. Die Auszeichnung unterstreicht die unangefochtene Spitzenstellung der HVB in der Finanzierung erneuerbarer Energien über die Kapitalmärkte.

2006
Deutsches Risk
Best Provider of Structured Products

Bester Anbieter für strukturierte Produkte

Strukturierte Derivate trugen 2006 wesentlich zur guten Leistung der HVB bei. Deutsches Risk honorierte die maßgeschneiderten Lösungen mit attraktivem Risiko-Rendite-Profil, die wir unseren Kunden bieten. Die HVB ist darüber hinaus Mitglied im Derivate Forum, das sich für transparente Standards im deutschen Retailmarkt einsetzt.

2006
Börsen-Zeitung
AktienAnalystenAward for Global Research

AktienAnalystenAward für Global Research

Die diesjährigen »AktienAnalystenAwards« der Börsenzeitung würdigten die Leistungen von HVB Equity Research mit mehreren Spitzenplätzen. Erneut bestätigte ein externes Ranking, dass die HVB qualitativ zu den führenden Wertpapierhäusern Deutschlands gehört.

Division Global Banking Services

Entstehung einer neuen Division

Per Januar 2006 wurden alle Dienstleistungseinheiten der Bank, die bis dahin sowohl im Chief Operating Officer (COO) Bereich als auch in den Geschäftsfeldern angesiedelt waren, unter dem COO gebündelt. Mit dieser Konzentration verfügt die HVB heute über einen zentralen und integrierten Bereich im Sinne des globalen Konzeptes der UniCredit Gruppe.

Breites Dienstleistungsspektrum
Das angebotene Dienstleistungsspektrum reicht von der IT-Anwendungsentwicklung und Betrieb, Einkauf, Organisation, Logistik & Facility Management, Cost Management bis zu den Back-Office-Funktionen für Kredit, Konto, Zahlungsverkehr, Wertpapierabwicklung als auch Foreign Exchange, Money Market und Derivate Back Office. GBS ist auf Group-Ebene eine eigenständige Division.

PRO: Fortführung der begonnenen Initiativen
Das 2005 begonnene Programm zur Steigerung der Effizienz Prozess-Redesign und -Optimierung (PRO) wurde auch in 2006 erfolgreich fortgesetzt. Sowohl im Back Office als auch für das Corporate-Center konnten Steuerungsaufgaben und Prozesse vereinfacht und somit Kosteneinsparungen erzielt werden. Für das Jahr 2007 stehen nur noch wenige Maßnahmen aus. Das Projekt wird seine gesteckten Ziele voraussichtlich in vollem Umfang erreichen.

Cost Management: Nachhaltige Kostensenkung durch systematisches Kostenmanagement
Ein wichtiger Bestandteil zur wertorientierten Weiterentwicklung der HVB ist das Anfang 2006 eingeführte Kostenmanagement. Die neugeschaffene Funktion zielt auf eine kontinuierliche Verschlankung der Bankprozesse sowie weitere Effizienzsteigerungen in der Ressourceninanspruchnahme. Bereits 2006 konnten im Rahmen des Kostenmanagement-Programms Sachkosteneinsparungen von mehr als 60 Mio € realisiert werden. Diesen Einsparungen lagen über 40 Einzelinitiativen zugrunde. Sie reichen von der Straffung relevanter Verbrauchsmittel über die Verbesserung von Standards und Richtlinien hin zu einer nachhaltigen Optimierung der Werbemittelbudgets. Dabei profitiert die HVB auch von der Volumensbündelung innerhalb der UniCredit Gruppe sowie dem systematischen Austausch und der Implementierung von Best-Practice-Ansätzen zur Kostensenkung. 2007 wird eine Vielzahl weiterer kostensenkender Maßnahmen entlang aller wesentlichen Kostenarten zusätzliche Einsparungen erzielen.

Back Office: Neu gebündelt
Zum 1. November 2006 wurden alle Back-Office-Einheiten unter einer Verantwortung gebündelt. Mit diesem Schritt wurden klare Strukturen und Verantwortlichkeiten und damit faktisch eine Back-Office-Fabrik geschaffen.

Im Bereich Payments wurde zum 1. Januar 2007 die mit der Abwicklung des Zahlungsverkehrs beauftragte Tochter HVB Payment and Services (PAS) an die Postbank-Tochter Betriebscenter für Banken (BCB) verkauft. Dadurch können noch einmal beträchtliche Kosteneinsparungen bei gleich bleibendem Qualitäts- und Leistungsumfang erzielt werden. Ferner wurde zur Vorbereitung auf die Einführung der Single European Payments Area (SEPA) mit der Anpassung der relevanten Produkte, Prozesse und IT-Systeme begonnen. Der Schwerpunkt lag in allen Back-Office-Funktionen in der Fokussierung auf die Kernkompetenzen.

Im Bereich Securities Services wurden 2006 neben einer weiteren Optimierung der operativen Effizienz Weichenstellungen für die strategische Neuausrichtung vorgenommen.

Ausgaben für Informationstechnik (IT) (in Mio €)[1]


05
690[2]
06
610[2]

1 IT-Ausgaben ohne Abschreibungen, inkl. Investitionen
2 Ohne BA-CA, CEE, Activest

Gemäß der Gruppenstrategie wurde ein Projekt zur Übertragung der Wertpapierabwicklung für Retail, Private Banking und Firmenkunden auf die ITS (International Transaction Services GmbH) gestartet. Darüber hinaus wurden Kooperationsgespräche mit möglichen Partnern zur Übertragung des Clearing- und Custody-Geschäfts geführt.

Die im Rahmen des Projektes PRO initiierten Maßnahmen zur Verschlankung der Back-Office-Prozesse für den Filial- und Immobilienfinanzierungsbereich wurden 2006 planmäßig fortgeführt und zur Umsetzung gebracht. Schließlich stand im Bereich Abwicklung der Auslandsniederlassungen das Jahr 2006 im Zeichen der Konsolidierung der Back Offices in allen Standorten, an denen die UCI und die HVB gleichermaßen vertreten sind. Durch entsprechende Maßnahmen sind bereits 2006 erhebliche Synergien erzielt worden.

Informationstechnik: Bündelung der Stärken im Rahmen Group-adjustierter IT-Governance-Prozesse

Die IT-Ausgaben konnten 2006 im Vergleich zum Vorjahr gesenkt werden. Insbesondere in den Konzernbereichen und im Bankbetrieb konnten teilweise zu Gunsten der Geschäftsfelder deutliche Einsparungen erreicht werden.

In der Division Privat- und Geschäftskunden wurden mit der Implementierung von Prozessautomatisierungen für das Mengengeschäft die Konsolidierung weiter fortgesetzt und mit der Optimierung bestehender und der Einführung neuer Produkte die Weichen in Richtung Kundenwachstum gestellt. Der Ausbau einer Beratungs- und Portfoliomanagementplattform stand neben der geschäftlichen Neuausrichtung im Mittelpunkt der Division Wealth Management. In der Division Firmen- & Kommerzielle Immobilienkunden wurde insbesondere die Einführung von SEPA weiter vorangetrieben. Die IT-Schwerpunkte in der Division Markets & Investment Banking lagen beim Ausbau innovativer Kapitalmarktprodukte, zum Beispiel Strukturierter Produkt/Cross-Asset-Derivative.

Darüber hinaus stand 2006 im Zeichen der konzernweiten Konsolidierung der IT-Plattformen. Der Schwerpunkt lag hierbei auf der Analyse von möglichen Einsatzfeldern und des nötigen Entwicklungsbedarfs eines länderübergreifenden Kernbanksystems, um auch in den kommenden Jahren die Realisierung weiterer Synergiepotenziale zu ermöglichen.

Im Rahmen einer Group-adjustierten Unternehmenssteuerung wurden für die HVB einheitliche IT-Governance-Prozesse mit einer zentralen IT-Steuerung eingeführt und erfolgreich umgesetzt. Der Zusammenschluss der beiden IT-Töchter HVB Info und HVB Systems im April 2006 führte zu einer Bündelung der Stärken der beiden Gesellschaften. Durch Prozessoptimierungen und Schnittstellenreduzierungen entstanden erhebliche Synergieeffekte. Das Leistungsspektrum des zusammengeführten IT-Providers umfasst neben dem IT-Betrieb und -Service auch die Anwendungsentwicklung und eine kompetente Beratung rund um die Geschäftsprozesse der IT-Kunden und der IT-Systemlandschaft.

Neuorganisation CLF: Logistik & Facility Management

Im 3. Quartal 2006 wurde die neue Organisation CLF konzipiert, die die Verwaltung von Gebäuden neu unter einem Dach vereint. Es ist beabsichtigt, diese Organisation 2007 wie folgt umzusetzen:

1. Corporate Real Estate Asset Management: Die Zielsetzung für das Kerngeschäft und die administrativen Dienste lautet, optimale und einheitliche Arbeitsplätze und die dazugehörigen Flächen bereitzustellen sowie das eigene Immobilienportfolio werterhaltend, das heißt strategisch mittel- und langfristig nach vorgegebenen Investitionskriterien, zu bewirtschaften.

2. Corporate Facility Management und Logistik Services: In diesem Bereich geht es darum, die bankgenutzten Gebäude vor Ort im Tagesgeschäft optimal zu bewirtschaften, das heißt bei gleichbleibend hohem Qualitätsstandard die Belegungskosten laufend zu senken, und sämtliche Banklogistik-Dienstleistungen (Cash & Belege, Post, Druck, Fuhrpark, Versicherungen, Telefon, Buchhaltung & Reisekostenabrechnungen, Catering) sowie für die HVB Subgroup Konzernsicherheit (im Jahr 2006 starker Fokus auf Business Continuity Management) sicherzustellen.

3. Real Estate Development & Disposition: Hier ist der nicht strategische Immobilienbesitz (nicht betriebsnotwendige Gebäude und Grundstücke) zusammengefasst mit der Zielsetzung, diesen möglichst zeitnah zu verwerten. Im Zuge der Umsetzung dieser Strategie – sich von Geschäftsfeldern zu trennen, die nicht zur Kernkompetenz gehören – wurde im Dezember 2006 mittels eines internationalen Bieterverfahrens ein nicht strategisches Immobilienportfolio mit 88 sich in Deutschland befindlichen Büroliegenschaften an einen US-Investor als Gesamtpaket verkauft.



Annelies Strba, Ohne Titel, 2002 (Ausschnitt), Sammlung HypoVereinsbank © Courtesy Galerie Fabian und Claude Walter, Zürich

Human Resources und Corporate Social Responsibility

Human Resources

Zusammenwachsen im europäischen Kontext

Das Jahr 2006 stand für unsere Mitarbeiter im Zeichen eines europäischen Integrationsprozesses. Mit der UniCredit Gruppe sind wir auf dem Weg zur ersten wahrhaft europäischen Bank viele Schritte vorangekommen.

Personalstand in der HVB AG


2001
27173
2002
26163
2003
22630
2004
21640
2005
21338
2006
20506

Frauenanteil 2006 in der HVB AG (in %)


Belegschaft
55
Tarifangestellte
74
Leitungsfunktionen¹
14
Gehobene Fachfunktionen¹
23

1 Jeweils A-, B- und C-Ebenen

Große Veränderungsbereitschaft
Unsere Mitarbeiter begegneten den Herausforderungen mit großer Veränderungsbereitschaft und trugen maßgeblich zum positiven Geschäftsergebnis der HypoVereinsbank (HVB) bei. Es zeichnet sich bereits ein Zusammenwachsen der Kulturen innerhalb einer paneuropäischen Bankengruppe ab, die organisatorischen Strukturen verfestigen sich. Für unsere Mitarbeiter entstehen neue Entwicklungsperspektiven sowohl in Deutschland als auch an den anderen Standorten des neuen Konzerns.

Zum Jahresende arbeiteten 25738 Mitarbeiter für die HVB Group neu, davon 20506 für die AG. Es gelang uns, den Personalaufwand für die HVB Group neu auf dem gleichen Stand zu halten; er betrug für das Jahr 2006 2216 Mio € (2005: 2212 Mio €).

Kulturelle Identität: Integrity Charter und Mitarbeitermeinungsumfrage
Die Integrity Charter bildet das gemeinsame Werteverständnis aller Mitarbeiter der UniCredit Gruppe. Im Mittelpunkt steht die Integrität als übergeordneter Wert, der unser Ansehen bei Kunden, Mitarbeitern und Aktionären stärkt. Die Integrity Charter definiert unsere sechs Grundwerte: Fairness, Transparenz, Respekt, Gegenseitigkeit, Freiheit und Vertrauen (siehe dazu auch die Abbildung der kompletten Integrity Charter im Anschluss an dieses Kapitel).

Um die Verbindlichkeit der Werte zu vermitteln und zugleich ein Forum für einen offenen Dialog zu schaffen, wurde am 20. September 2006 konzernweit ein Integrity Charter Day durchgeführt. Mitarbeiter und ihre Führungskräfte diskutierten dabei in einzelnen Workshops über Mittel und Wege, ihre Werteorientierung künftig zu stärken. Die dem Vorstand direkt berichtenden Führungskräfte der HVB AG hatten sich bereits im Vorfeld dieses Tages gemeinsam mit dem Vorstand intensiv mit den Inhalten der Werte und ihrer Anwendung im Bankalltag auseinandergesetzt.

Wir werden die Integrity Charter im Rahmen eines Maßnahmenkatalogs nachhaltig verankern. Dafür wird die Integrity Charter Bestandteil unserer Personalentwicklung und der Führungskräftequalifizierung werden. Seit Januar 2007 steht in der HVB ein Ombudsmann als Ansprechpartner in Konfliktfällen zur Verfügung. An ihn können sich Mitarbeiter vertraulich wenden, die sich von Verstößen gegen die Werte der Integrity Charter betroffen fühlen.

Wenige Wochen nach dem Integrity Charter Day fand die erste konzernweite Mitarbeitermeinungsumfrage statt. Ziel der Vollbefragung war es, die Ansichten der Mitarbeiter u. a. zu Themen wie Führungsstil, Umgang miteinander und Arbeitsumfeld unter Wahrung der Anonymität des Einzelnen zu ermitteln. Die Umfrage diente als Stimmungsbarometer und Standortbestimmung gleichermaßen. Mit einer Teilnahmequote von rund 67% lag die HVB AG über der Gesamtquote der UniCredit Gruppe. Damit zeigten unsere Mitarbeiter ein hohes Maß an Mitwirkungsbereitschaft am Prozess der strategischen Weiterentwicklung in der HVB. Positiv beurteilt wurden vor allem das Arbeitsumfeld, die Organisationseffizienz und die Zusammenarbeit zwischen Führungskräften und ihren Mitarbeitern. Verbesserungen sind zum Beispiel bei der Klarheit strategischer Ziele sowie der Positionierung im Markt erwünscht. Im Jahr 2007 werden aus den Ergebnissen konkrete Maßnahmen abgeleitet.

Transparenz und Vertrauen sind zwei Werte, die für ein kollegiales und erfolgreiches Miteinander unverzichtbar sind. Ein Beispiel dafür: Einige Vorstandssitzungen finden »vor Ort«, also an verschiedenen Standorten der HVB in Deutschland statt. Damit schaffen wir ein Forum, das den Mitarbeitern der jeweiligen Region ermöglicht, im Anschluss an eine Vorstandssitzung direkt mit unseren Vorstandsmitgliedern in Dialog zu treten und aktuelle Fragen zur Strategie und Entwicklung der HVB zu diskutieren.

Veränderungsprozesse sozialverträglich gestalten

Im Jahr 2006 fand eine Reihe von Personalbewegungen statt. Die Anpassung der bisherigen Geschäftsfeldstruktur der HVB an die divisionale Struktur der UniCredit Gruppe führte dazu, dass sich rund 1400 Mitarbeiter innerhalb der Bank veränderten. Sie wurden mit ihren Funktionen den Vertriebsdivisionen neu zugeordnet. Ziel ist, unseren kundenorientierten Betreuungsansatz durch klare Strukturen und Zuständigkeiten weiter zu stärken.

Der Veränderungsprozess wurde von intensiven, insgesamt konstruktiven Abstimmungen mit dem Gesamtbetriebsrat begleitet. Im Rahmen von rund 50 Round-Table-Diskussionen wurden die betroffenen Mitarbeiter einvernehmlich und unter Einbezug aller Beteiligten ausgewählt und auf ihre neue organisatorische Zugehörigkeit vorbereitet. Damit gestalteten wir den Übergangsprozess möglichst sozialverträglich; außerdem gab es nur eine sehr geringe Anzahl von Kundenbeschwerden. Das Projekt konnte somit faktisch ohne Reibungsverluste erfolgreich abgeschlossen werden.

Ebenfalls sozialverträglich gestalteten wir das Projekt PRO (Prozess-Redesign und – Optimierung). Dieses im Jahr 2005 gestartete Effizienzsteigerungsprogramm zur Ablaufoptimierung und -straffung sieht eine Einsparung von rund 2100 Stellen bis 2007 vor. Hinzu kommen bis zum Jahr 2008 Synergieeffekte durch den Wegfall von 1800 Stellen im Rahmen des Integrationsprozesses innerhalb der UniCredit Gruppe. Bei beiden Projekten befinden wir uns im Plan. Die Reduktion von Arbeitsplätzen wurde durch die Fluktuation begünstigt; sie erhöhte sich im Berichtsjahr auf 8,6%. Zur Personaleinsparung tragen auch die Vorruhestandsregelungen und Altersteilzeitvereinbarungen bei. Wir möchten weiterhin die Straffung unserer Personalressourcen so weit wie nur möglich ohne betriebsbedingte Kündigungen erreichen.

Unser bewährtes System der flexiblen Kapazitätssteuerung hilft uns, die Interessen der Bank und die Prioritäten unserer Mitarbeiter in Einklang zu bringen. Zu den wichtigsten Instrumenten dieser Steuerung gehört die Teilzeit; sie liegt in der AG bei aktuell 21%. Sabbaticals bieten eine Möglichkeit, die persönliche Lebensplanung zu verwirklichen; es handelt sich dabei um unbezahlte Auszeiten mit einer Dauer zwischen 12 und 24 Monaten.

Unser interner Dienstleister für Zeitarbeit, die HVB Profil, leistete auch 2006 einen wichtigen Beitrag zur Kapazitätssteuerung. Die HVB Profil greift auf einen Bestand an Mitarbeitern zu, die flexibel in unterschiedlichen Bereichen der HVB eingesetzt werden. Schwerpunkte waren auch im vergangenen Jahr die Begleitung der verschiedenen organisatorischen und personellen Veränderungen sowie die Übernahme unserer Auszubildenden.

Die sozialverträgliche Gestaltung von Veränderungsprozessen lässt sich nur in partnerschaftlicher Zusammenarbeit zwischen Management und Mitarbeitervertretungen regeln. Auch im Berichtsjahr leisteten unsere Mitarbeitervertretungen, insbesondere der Gesamtbetriebsrat und der Sprecherausschuss der Leitenden Angestellten, einen wichtigen Beitrag zum konstruktiven Interessenausgleich. Hierfür gebührt ihnen unser ausdrücklicher Dank.

Kontinuität und Innovation in Ausbildung und Entwicklung

Die Rekrutierung, Integration und Förderung von begabten Nachwuchskräften ist die Hauptaufgabe unseres Talent & Development Centers. Es ist gleichermaßen verantwortlich für Auszubildende, Praktikanten, Studenten, Trainees sowie für die Betreuung der Alumni; es handelt sich dabei um ehemalige Trainees. Zu den Aufgaben des Talent & Development Centers gehören darüber hinaus die Arbeitgeberwerbung auf Messen, in Anzeigen und im Internet sowie die Methoden- und Managementqualifizierung aller unserer Mitarbeiter.

Qualität und Kontinuität definieren wir als die Leitziele unserer Ausbildungspolitik. Wir investieren gezielt in die Ausbildung und Weiterentwicklung junger Fach- und Führungskräfte. Wir planen, die auf 6% festgelegte Nachwuchsquote der Auszubildenden in 2007 noch einmal zu erhöhen. Die Übernahmequote im HVB-Teilkonzern lag im Berichtsjahr bei ca. 80%. Die HVB Profil übernimmt einen Teil der Azubis, die nach erfolgreichem Ausbildungsabschluss nicht direkt in die AG übernommen werden.

Die Praxisorientierung unserer Ausbildung ist uns ein wichtiges Anliegen. Unsere Auszubildenden werden umfassend in den Filialalltag eingebunden. Sie erleben alle Facetten des normalen Filialgeschäfts und arbeiten mit der Stammbesetzung der Filiale, um Abläufe und Prozesse sowie die Wünsche und Bedürfnisse der Kunden kennenzulernen. Seit 2006 bietet die HVB AG in Zusammenarbeit mit der Ingolstadt School of Management den Studiengang Finanzdienstleistungsmanagement an. Er richtet sich an die besten Auszubildenden, die im Anschluss an ihre Berufsausbildung während des Studiums das Traineeprogramm absolvieren. Dieser berufsintegrierte Studiengang fokussiert auf Methodenwissen und fördert Eigeninitiative, Kreativität und Sozialkompetenz. Das Studium schließt mit einem Bachelor-Abschluss ab.

Ebenfalls von Kontinuität geprägt ist unsere Traineeausbildung; hier haben wir eine feste Quote von 1% vereinbart. Unsere Traineeprogramme gelten als hochwertige Qualifizierungsmaßnahmen für »High Potentials«. Für Absolventen der neuen Bachelor-Jahrgänge an den Hochschulen bieten wir bereits spezielle Ausbildungsangebote an. Damit reagieren wir frühzeitig auf Veränderungen in der Bildungslandschaft Deutschlands und binden gezielt talentierte und motivierte Nachwuchskräfte an unsere Bank.

Im Berichtsjahr haben außerdem rund 450 Praktikanten im Rahmen ihres Studiums Einblicke in Anforderungen und Tätigkeitsbereiche unserer Bank erhalten. Da wir Praktika als studienbegleitende Ausbildungsinstrumente begreifen, bieten wir Hochschulabsolventen mit bereits vollständig abgeschlossenem Studium bewusst keine Praktika an.

Talent Management und »vernetzte« Personalentwicklung

Maßgeblicher Bestandteil aller Entwicklungsinstrumentarien der HVB ist der Netzwerkgedanke. So beginnt beispielsweise die Berufsausbildung für alle Auszubildenden eines Jahrgangs (in 2006: 520) mit »First Steps«. Es handelt sich um drei Tage mit Fach- und Persönlichkeitstrainings und schließt auch Begegnungen mit dem Vorstand ein. Dies bildet die Basis für ein persönliches Netzwerk der Azubis in der Bank. Somit dient das Einstiegsprogramm nicht nur der Orientierung über Kunden und Produkte, sondern auch der Einstimmung auf die Unternehmenskultur der HVB sowie der Entwicklung sozialer Kompetenz.

Treffen mit Top-Führungskräften unterstreichen den hohen Stellenwert, den wir unseren Ausbildungsprogrammen und unseren Nachwuchskräften beimessen. 2006 organisierte die HVB eine Roadshow mit dem CEO der UniCredit Gruppe, Alessandro Profumo. Im Rahmen eines Junior-Breakfast erhielten Auszubildende, Trainees und Alumni die Chance, mit ihm über geschäftliche Schwerpunkte und persönliche Entwicklungspotenziale innerhalb der UniCredit Gruppe zu diskutieren.

Auch das HVB Alumni Network ist dem Gedanken der Netzwerkbildung verpflichtet. Es dient als Bindungsinstrument und wendet sich an ehemalige Trainees. Im Rahmen des jährlichen Traineetags beschäftigen sich Trainees und Alumni in Workshops mit wichtigen Bankthemen. 2006 stand die Integrity Charter im thematischen Mittelpunkt; zum Rahmenprogramm gehörte auch der Ideenaustausch mit dem für Human Resources verantwortlichen Management Committee-Mitglied der UniCredit Gruppe, Rino Piazzolla.

Ein weiteres Entwicklungsinstrument ist das Karrierecenter. Überdurchschnittlich begabte Alumni werden von ihrer Führungskraft für die Teilnahme nominiert. Das Karrierecenter beinhaltet ein zweijähriges Mentoring durch einen erfahrenen Manager und ein Seminar zur persönlichen Standortbestimmung.

Ein neues Mentoring-Programm der HVB AG dient der Förderung der weiblichen Fach- und Führungskräfte. Im Mittelpunkt stehen sowohl die Entwicklung weiterer fachlicher und persönlicher Kompetenzen als auch die Schaffung von Netzwerken. Gegenwärtig besteht mehr als die Hälfte der Belegschaft der AG (55%) aus Frauen, die jedoch nur rund 26% der Fach- und Führungspositionen innehaben. Ziel des zwölfmonatigen Mentoring-Programms ist es, die Karrieren von Frauen durch persönliche Betreuung und einschlägige Veranstaltungen zu fördern und damit die Frauenführungsquote noch deutlich zu erhöhen.

Allen Mitarbeitern zugänglich ist eine breite Palette von Weiterbildungsprogrammen. Es handelt sich um die Vermittlung von Methodenwissen sowie von Kommunikations- und Führungsseminaren. Um die Kommunikationsfähigkeiten unserer Mitarbeiter jenseits der Landesgrenzen zu stärken, haben wir unser Angebot an Fremdsprachentrainings stark ausgeweitet. Im Rahmen von Einzelcoachings können individuelle Entwicklungsbedarfe situationsgerecht konzipiert, umgesetzt und begleitet werden.

Ein weiteres Beispiel für hochqualitative und konzernvernetzte Personalentwicklung ist unser neues Programm »Master in Corporate Banking«, das mit führenden Hochschulen in Italien, Österreich und Deutschland (u.a. der Technischen Universität München) entwickelt wurde. Ziel dieses berufsbegleitenden Studiums ist es, den Teilnehmern aus dem Firmenkunden- und Kreditgeschäft landes-übergreifende Beratungs- und Problemlösungsfertigkeiten zu vermitteln. Darüber hinaus trägt es in hohem Maß zur Bildung von konzernweiten Netzwerken bei und fördert auch die interkulturelle Zusammenarbeit.

Die Absolventen dieses Studiengangs erwerben den Abschluss eines »Master in Corporate Banking« der Bocconi Universität in Mailand. Der Teilnehmerkreis des ersten Studiengangs umfasst 50 Kolleginnen und Kollegen aus zehn Ländern, davon elf aus der HVB. Eine Loyalitätserklärung soll dafür Sorge tragen, dass das erworbene Know-how nachhaltig auch für unsere Kunden eingesetzt werden kann.

Internationale Entwicklung
Die Entwicklungsinstrumente der HVB sind bereits jetzt eng mit den Entwicklungsprogrammen der UniCredit Gruppe verzahnt. Damit treiben wir eine nachhaltige Personalplanung auf internationaler Ebene voran und bieten frühzeitig spannende Perspektiven für unsere Leistungs- und Potenzialträger:

- UniQuest ist ein einjähriges Programm für 100 Talente aus der gesamten UniCredit Gruppe. Nachwuchskräfte mit drei bis sechs Jahren Berufserfahrung arbeiten dabei in international zusammengesetzten Teams an strategischen Projekten. Auftraggeber sind Vorstände und Bereichsvorstände der UniCredit Gruppe. Zielsetzung ist, außerhalb des eigenen Spezialgebiets ein internationales Netzwerk, Fachkompetenz und ein tiefes Verständnis für Zusammenhänge in der UniCredit Gruppe aufzubauen.
- Der nächste Schritt in der Führungskräfteentwicklung ist die Talent Pipeline. Es handelt sich dabei um einen gruppenweiten Pool von leistungsstarken und international mobilen Nachwuchskräften, die sich in den nächsten fünf bis sieben Jahren zur Nachfolge in das obere Management eignen. Kandidaten der Talent Pipeline werden im Rahmen der Management- und Nachfolgeplanung dem Führungsgremium der UniCredit Gruppe vorgestellt und dort besprochen. Zusätzlich werden geeignete Entwicklungsmaßnahmen definiert.
- Das Executive Development Program (EDP) bildet den Rahmen für eine jährliche Bestandsaufnahme des Top-Managements in der UniCredit Gruppe. Dabei werden die 1500 oberen Führungskräfte, ihre Performance, ihr Potenzial, ihre Kompetenzen sowie ihre Werteorientierung besprochen. Zielsetzung ist, Entwicklungsschritte einzelner Verantwortungsträger vor dem Hintergrund divisionsspezifischer Geschäftsszenarien festzulegen und damit auch eine frühzeitige Nachfolgeplanung einzuleiten.

Sozial orientierte Personalpolitik
Wir fördern das Wohlbefinden und die Leistungsfähigkeit unserer Mitarbeiter durch eine Vielzahl von Einrichtungen und Maßnahmen. Die Vereinbarkeit von Beruf und Familie ist seit vielen Jahren eine der Stärken unserer Personalpolitik. Wir beraten unsere Mitarbeiterinnen und Mitarbeiter und unterstützen sie finanziell bei familienbedingten Auszeiten in Zusammenarbeit mit dem bundesweit tätigen Familienservice. Dies gilt vor allem für Kinder- und Angehörigenbetreuung. Außerdem helfen wir Müttern und Vätern beim Wiedereinstieg in das Berufsleben. Für dieses Engagement ist die HVB AG wiederholt von der gemeinnützigen Hertie-Stiftung im Rahmen des Audits »Beruf und Familie« zertifiziert worden.

Mit den Auswirkungen der demografischen Entwicklung beschäftigen wir uns im Rahmen des »Bank der Generationen«-Projekts. Altersstrukturanalysen, die Sensibilisierung unserer Mitarbeiter für unterschiedliche Arbeitszeitmodelle und nicht zuletzt auch die Entwicklung einer lebensphasenbezogenen Fort- und Weiterbildung gehören zu den Instrumenten, mit denen wir ein Umdenken bewirken wollen.

Das Gesundheitsforum bildet eine Plattform für die Aktivitäten unseres Gesundheitsmanagements. Durch Seminare und Informationsveranstaltungen werden Gesundheitsbewusstsein und Eigenverantwortung gestärkt. Die Sozialberatung der HVB berät Mitarbeiter in schwierigen Lebenssituationen und leistet auch Führungskräften mit Coaching-Angeboten für den Umgang mit Herausforderungen im Arbeitsumfeld Hilfestellung. Weitere Informationen sind in unserem Nachhaltigkeitsbericht 2005 enthalten. Informationen zur Bestellung finden Sie im Finanzkalender dieses Berichts.

Ausblick:
Leistungsorientierte Vergütung
In der HVB wird variable Vergütung bereits seit 1995 praktiziert. Wir führten im Jahr 2004 eine Vergütungsstruktur ein, die aus zwölf Monatsgehältern sowie einer variablen Gehaltskomponente besteht. Der Bonus wird dabei je nach Zielerreichungsgrad innerhalb einer bestimmten Bandbreite festgelegt. Diese Systematik wird für die Mitarbeiter in den Vertriebsdivisionen dahingehend weiterentwickelt, dass die jeweiligen Ziele noch detaillierter festgelegt werden und dadurch – je nach Zielerreichung – der auszuzahlende Bonusbetrag nachvollziehbar und laufend berechenbar wird. Vertriebserfolge machen sich damit zukünftig noch unmittelbarer für unsere Mitarbeiter bezahlt. Die regelmäßig gemessene Kundenzufriedenheit spielt dabei eine ganz wesentliche Rolle.

Erläuterung der Integrity Charter

Der Weg zum Gewinn

	FAIRNESS	TRANSPARENZ	RESPEKT
Mitarbeiter	Lehnen Sie jegliche Art der Diskriminierung auf Grund von Weltanschauung, Geschlecht, ethnischer Herkunft, politischer Einstellung oder Gewerkschaftszugehörigkeit ab. Achten und respektieren Sie Ihre Kollegen. Vermeiden Sie Bevorzugungen bei Einstellungen, Leistungsbeurteilungen und bei der Mitarbeiterentwicklung.	Lassen Sie andere an Ihrem Wissen teilhaben, ohne es zu Ihrem eigenen Vorteil zu monopolisieren. Stellen Sie Transparenz in der Leistungsbeurteilung und bei der Mitarbeiterentwicklung sicher.	Weisen Sie jedem Mitarbeiter des Unternehmens klare Aufgaben- und Verantwortungsbereiche zu. Hören Sie Ihren Kollegen stets aufmerksam zu. Achten Sie deren Werte, Gefühle und moralische Standpunkte. Verhalten Sie sich nicht beleidigend und üben Sie niemals unangemessenen Druck aus.
Kunden und Lieferanten	Kümmern Sie sich um die Zufriedenheit Ihrer Kunden. Schenken Sie allen Kunden Aufmerksamkeit. Bei der Auswahl von Lieferanten ist strikte Neutralität zu wahren, damit die Geschäftsbeziehung zu einem Wettbewerbsvorteil für das Unternehmen wird.	Sorgen Sie immer für rechtzeitige Informationen über unsere Produkte und Dienstleistungen sowie die möglichen Konsequenzen eines Kaufs. Wählen Sie Lieferanten objektiv aus.	Wahren Sie die Vertraulichkeit aller eingeholten Informationen in Bezug auf den Kunden, sein Unternehmen, sein Vermögen und seine Entscheidungen. Pflegen Sie ein offenes Kommunikationsverhalten mit Lieferanten, das die Umsetzung der innovativsten und mit der meisten Verantwortung verbundenen Prozesse unterstützt.
Investoren	Widmen Sie jedem Investor ohne Diskriminierung oder Bevorzugung die erforderliche Aufmerksamkeit. Damit werden die Märkte immer offener, und der freie Wettbewerb wird gefördert.	Machen Sie aus der Marktkommunikation einen wirtschaftlichen und kulturellen Wert. Versuchen Sie, klar, vollständig und rechtzeitig zu informieren und nutzen Sie den effizientesten Kommunikationsweg für jeden Investor.	Befolgen Sie in Ihren Beziehungen mit Investoren Verhaltensregeln, die im Hinblick auf Werte und Berufsethik dem höchsten Marktstandard entsprechen.
Städte und Gemeinden, in denen wir tätig sind	Gehen Sie im Rahmen unserer Beziehungen mit Interessengruppen proaktiv vor. Bieten Sie ihnen ohne jede Diskriminierung Unterstützung, Dienstleistungen und Chancen an. Fördern Sie Initiativen, die auf die wirklichen Bedürfnisse der Gemeinschaften in der jeweiligen Region eingehen und die dem Ziel der nachhaltigen Wertschöpfung dienen.	Gestalten Sie die Beziehungen mit den Städten und Gemeinden, in denen wir tätig sind, transparent, indem diese über die Aktivitäten der UniCredit Group und die Art, in der sie umgesetzt werden, auf dem Laufenden gehalten werden.	Fördern Sie Wachstum, das ökologisch und sozial verträglich ist.

GEGENSEITIGKEIT	FREIHEIT	VERTRAUEN
Das bedeutet zu kooperieren, Informationen und Wissen weiterzugeben, um so Wert zu schaffen und über organisatorische Grenzen hinweg eine Bestätigung für unser berufliches Selbstverständnis zu finden. Wir bemühen uns, durch aktives Zuhören die Bedürfnisse unserer Kollegen zu erkennen und unsere Arbeitsumgebung positiv zu gestalten.	Schaffen Sie das geeignete Umfeld dafür, frei zu widersprechen oder Gedanken frei zu äußern. Geben Sie jedem die Möglichkeit, unternehmerische Werte umzusetzen und die eigene berufliche Persönlichkeit zu entwickeln.	Halten Sie Ihr Wort, und gestehen Sie ein, dass auch Sie Fehler machen können.
Bieten Sie den Kunden gute Leistung, und geben Sie ihnen die Sicherheit, dass sie für ihr Geld gute Qualität erhalten. Hören Sie auf die Bedürfnisse der Kunden, und entwickeln Sie Produkte und Dienstleistungen, die diese befriedigen. Fördern Sie die Kooperation mit Lieferanten, damit das Unternehmen und seine Lieferanten Wert generieren und eine Legitimierung ihrer Identitäten erfahren können.	Gehen Sie mit anderen Personen frei und gleich um – ohne Unterwürfigkeit gegenüber Stärkeren oder Arroganz gegenüber Schwächeren.	Gewinnen Sie Vertrauen durch ein Verhalten, das unseren guten Ruf stärkt.
Achten Sie unvoreingenommen auf alle Hinweise, die Ihnen Investoren über die offiziellen Kommunikationskanäle zukommen lassen.	Erreichen Sie Handlungsfreiheit, sodass Sie dem Markt gegebene Versprechen ohne unangemessene Zwänge einhalten können.	Bauen Sie dauerhafte und belastbare Beziehungen mit den Akteuren auf den Finanzmärkten auf. Wahren Sie Ihre Verlässlichkeit und Glaubwürdigkeit, und nehmen Sie Kritik von Marktteilnehmern bereitwillig auf.
Schaffen Sie Raum für Gespräche und Dialoge, in denen der gegenseitige Informationsaustausch unsere Legitimität und unser Ansehen steigern kann.	Achten Sie bei der Tätigkeit in Ihrer Region die jeweiligen moralischen Standpunkte und landesspezifischen Kulturen.	Bauen Sie soziale und kulturelle Beziehungen zu den regionalen Gemeinschaften auf, die vor allem von Gegenseitigkeit geprägt sind.

Corporate Social Responsibility

Werte leben in einer neuen Unternehmenskultur

Der Zusammenschluss zwischen der UniCredit Gruppe (UCI) und der HypoVereinsbank schafft die erste wahrhaft europäische Bank. Diese Bank verfügt über eine ganz eigene Unternehmenskultur, die sich im Rahmen des Integrationsprozesses zunehmend entwickelt.

Schlüsselrolle der Integrity Charter
Grundlage des Miteinanders in der neuen UCI ist die Integrity Charter. Sie ist der gemeinsame Werterahmen für alle Mitarbeiter (siehe auch das Kapitel Unsere Mitarbeiter). Außerdem bilden die Werte der Charter – Fairness, Transparenz, Respekt, Gegenseitigkeit, Freiheit und Vertrauen – die Basis für unsere Geschäftstätigkeit (siehe auch die Abbildung der kompletten Integrity Charter unmittelbar vor diesem Kapitel).

Die Integrity Charter definiert unsere Zusammenarbeit mit Anspruchsgruppen wie zum Beispiel Kunden und Lieferanten; sie bildet zugleich die Basis unserer gesellschaftlichen Legitimation:

- Unseren Kunden möchten wir beispielsweise nachhaltige Bankprodukte und Dienstleistungen anbieten, aus denen gleichermaßen geschäftlicher und gesellschaftlicher Mehrwert entsteht. Grundlage für die Kundenbeziehung sind Vertrauen und eine ausgeprägte Servicekultur.
- Bei unseren Lieferanten achten wir auf eine durch Fairness, Vertrauen und Wertschätzung geprägte Geschäftsbeziehung. Wir treffen Vereinbarungen zur Zufriedenheit aller Beteiligten.
- Als Unternehmen tragen wir soziale Verantwortung; wir sind Corporate Citizens in den jeweiligen Gemeinwesen, in denen wir tätig sind. Wir wollen durch unser Engagement zur gesellschaftlichen Weiterentwicklung beitragen.

Unter dem Motto »Werte leben – Wert schaffen« stand unser Nachhaltigkeitsbericht 2005. In diesem Bericht gingen wir detailliert zum einen auf unseren Werterahmen, zum anderen auf unsere Vorgehensweise gegenüber unseren Anspruchsgruppen ein (um den Bericht zu bestellen, siehe den Finanzkalender).

CSR-Managementsystem als Steuerungs- und Koordinationsinstrument
Das bewährte System des Nachhaltigkeitsmanagements in der HVB und das CSR-Management der UCI ergänzen sich in vielfacher Hinsicht. Die Zusammenfügung beider Ansätze bietet eine gute Basis für die Wahrnehmung sozialer Verantwortung (Corporate Social Responsibility) der HVB als Teil der UniCredit Gruppe.

Unser CSR-Managementsystem funktioniert auf der Basis einer Netzwerkstruktur. Der Vorstand gibt den Werterahmen und die Leitlinien vor. Das CSR-Management pflegt sowohl sein internes als auch sein externes Netzwerk eigenverantwortlich und berichtet in regelmäßigen Abständen an den Vorstand. Das CSR-Team initiiert und koordiniert eine Vielzahl von Aktivitäten, einschließlich Benchmarking und Controlling der vereinbarten Ziele und Arbeitsprogramme. Es trägt auch die Verantwortung für die CSR-Kommunikation mit den externen Anspruchsgruppen und arbeitet in diesem Zusammenhang einerseits eng mit den UCI-Kollegen des CSR-Managements zusammen, andererseits auch mit den Leitern der HVB-Divisionen bei spezifischen Aufgaben wie Kreditpolitik und Produktgestaltung.





Zertifizierung unseres Umweltmanagements

Eine weiterhin wichtige Aufgabe der CSR-Steuerung ist das Umweltmanagement. Das Umweltmanagementsystem der HypoVereinsbank wurde bereits Mitte der 1990er-Jahre entwickelt und bildete die Grundlage für unsere ausgezeichnete Performance in mehreren Ratings und Rankings. Ende 2006 wurde unser System nach der internationalen Norm ISO 14001 zertifiziert sowie nach der europäischen Norm EMAS (European Management and Audit Scheme) validiert. Beide Normen definieren Anforderungen, denen ein Umweltmanagementsystem entsprechen muss – EMAS aus europäischer und ISO aus globaler Sicht.

Mit der Zertifizierung erfüllen wir die Anforderungen seitens externer Ratingagenturen nach einem allgemein anerkannten Qualitätsstandard und befinden uns im Gleichschritt mit UCI, die auch nach ISO 14001/EMAS zertifiziert bzw. validiert ist. Das Zertifizierungsverfahren half uns, das bestehende Umweltmanagementsystem zu optimieren und weitere Maßnahmen zur Energieeinsparung und Ressourcenschonung zu entwickeln. Betrachtet wurden dabei direkte und indirekte Umweltaspekte:

- Die direkten befassen sich mit Auswirkungen von Gebäudebetrieb (Energie für Heizung, Kühlung und Strom) und mit dem Mitarbeiterverhalten (Mülltrennung, Papierverbrauch).
- Die indirekten Umweltaspekte betreffen unsere Produkte, beispielsweise die Frage, wie wir das Vermögen unserer Kunden verwalten, welche Kriterien dem Kreditvergabeprozess zugrunde liegen und wie umwelt- und sozialverträglich diese Kriterien sind.

Engagement für den Klimaschutz

Der Klimaschutz gehört zu den wichtigsten Themen der heutigen Zeit. Die HypoVereinsbank engagiert sich daher seit Jahren in unterschiedlichen Handlungsfeldern. Damit antworten wir auf die Erwartungen unserer Anspruchgruppen; wir unterstreichen dadurch aber auch unser Engagement zur Lösung globaler Probleme.
Zur Bündelung und zum Ausbau aller Aktivitäten entwickeln wir derzeit eine Klimastrategie für die HVB und UniCredit Gruppe.
Unsere bisherigen Handlungsfelder sind:

- Emissionshandelsdienstleistung: Handel, Strategieberatung, Hedging-Konzepte, Finanzierung
- Investition in den Carbon Fund (UniCredit Gruppe)
- Teilnahme am Carbon Disclosure Project
- Finanzierung erneuerbarer Energiegewinnung
- Anwendung der Weltbankstandards und Equator Principles
- Nachhaltige Vermögensverwaltung und Zertifikate auf den HVB Nachhaltigkeitsindex
- Fonds mit Umwelttechnologieausrichtung
- Modernisierungsdarlehen (energieeffiziente Gebäudesanierung)
- ImmoPass, Gütesiegel für den nachhaltigen Wohnungsbau
- Umweltmanagementsystem, zertifiziert und validiert (ISO 14001, EMAS)
- Umweltstandards im Beschaffungswesen
- Nachhaltiges Mobilitätsmanagement
- Ökologische Baustandards und Energiemanagement in Bankgebäuden

Die aus den Zertifizierungsprojekten erzielten Synergien lassen sich auch quantifizieren. So werden beispielsweise allein durch eine erneuerte EDV-Kälteanlage im Gebäude Z2 jährlich ca. 100000 € an Energiekosten eingespart. Eine Rezertifizierung steht nach drei Jahren an.

Nachhaltige Bankprodukte: Equator Principles und Engagement für Klimaschutz sowie erneuerbare Energien...

Die HVB gehörte zur Gründungsgruppe der Equator Principles. Es handelt sich um einen globalen Industriestandard für große Projektfinanzierungen, der die Einhaltung sozialer und ökologischer Prinzipien gewährleistet. Mit der Einführung der Equator Principles gelang es der HVB als Teil einer Gruppe von ursprünglich zehn Banken im Juni 2003, einen globalen Industriestandard für große Projektfinanzierungen zu etablieren.

Corporate Social Responsibility Fortsetzung

Im Berichtsjahr führten insgesamt 45 Finanzinstitute weltweit die neu gefassten Equator Principles ein. Dabei verpflichteten sie sich auf einen Kodex erweiterter Umwelt- und Sozialstandards bei Projektfinanzierungen. Dieser räumt den beteiligten Instituten die Möglichkeit ein, potenziell negative Auswirkungen von Finanzierungsprojekten auf Gesellschaft und Umwelt besser einzuschätzen, abzumildern und insgesamt zu steuern.

Neben der Einhaltung der Performance-Standards und Guidelines der Weltbank sehen die Equator Principles die Kategorisierung eines Projekts nach hohen, mittleren oder geringen Auswirkungen vor. Bei Projekten mit hohem oder mittlerem Risiko ist die Erstellung eines Environmental Assessments verpflichtend, wobei der Umfang der Analyse und des Maßnahmenkatalogs vom Grad der festgestellten Risiken bestimmt wird. Die neue Fassung der Equator Principles spiegelt die Erfahrungen von Finanzinstituten wie der HVB mit den bisherigen Regeln seit der Einführung vor drei Jahren wider und berücksichtigt gleichzeitig die Ablösung der Safeguard Policies durch die neuen Performance Standards der International Finance Corporation (IFC), auf die sich die Equator Principles zum Teil stützen.

Seit Mai 2004 gab es einen intensiven Dialog der Equator-Principles-Banken mit der IFC und umfassende Kommentare zu dem ersten Entwurf der Performance-Standards. Anschließend wurden sowohl Kunden als auch gesellschaftliche Gruppen und Entwicklungsinstitutionen bei der Entwicklung der neuen Equator Principles eingebunden. Die HypoVereinsbank hat diesen Prozess mit großem Engagement unterstützt und inzwischen den Vorsitz der so genannten »Working Group«, des Zusammenschlusses der Kernbanken der Equator Principles, übernommen.

Der Minimierung von Kreditrisiken dient auch der von uns gepflegte Dialog mit Nichtregierungsorganisationen (NGOs) und anderen Anspruchsgruppen. Dies galt beispielsweise bei dem geplanten Bau von zwei neuen Kernkraftwerken in der Region Belene in Bulgarien. Dieses von der bulgarischen Regierung verantwortete Projekt führte zu Protesten seitens NGOs wie Greenpeace und Urgewald. Nach intensiven Diskussionen und reiflicher Überlegung entschloss sich unsere Bank, sich nicht an der Finanzierung zu beteiligen.

Eine Pionierrolle spielten wir auch im Bereich Erneuerbare Energien. Die HVB finanziert seit einigen Jahren eine breite Palette von Wind- und Wasserkraftanlagen, Biomassekraftwerke, Klär- und Meerwasserentsalzungsanlagen sowie Trinkwasseraufbereitungsanlagen. Als erste Bank platzierten wir ein geschlossenes Portfolio von Windparks als Unternehmensanleihe erfolgreich am Markt. Auch in den Bereichen Solarenergie, Biomasse und Biogas haben wir im vergangenen Jahr innovative Projekte finanziert.

Wir haben unser Know-how im Bereich Erneuerbare Energien in neuen Kompetenzstrukturen zusammengefasst und damit unseren bundesweiten Marktauftritt weiter ausgebaut und optimiert. Es gelang uns im Berichtsjahr, unser Portfolio noch weiter auszubauen. Allein im Bereich Projektfinanzierung konnten wir 2006 ein Neugeschäftsvolumen von 465 Mio € verzeichnen. Unser Gesamtportfolio für alle Finanzierungsbereiche betrug Ende 2006 3,6 Mrd €.

...sowie Expansion bei Anlageprodukten und Vermögensverwaltung

Renditeorientierung und die gleichzeitige Berücksichtigung von sozialen und ökologischen Kriterien schließen einander nicht aus. Im Gegenteil: Nachhaltige Geldanlageprodukte erzeugen in vielen Fällen eine höhere Rendite als konventionelle Anlagen. Die HVB bedient einen wachsenden Kundenkreis von kirchlichen Investoren, Stiftungen und privaten Anlegern, die Rendite- und Wertvorstellungen miteinander in Einklang bringen wollen.

Die HVB hat in den zurückliegenden Jahren einen Katalog von Nachhaltigen Anlageprodukten geschaffen. Wir bieten Anlagen der UniCredit Tochtergesellschaft Pioneer (früher: Activest) an und gehen auch Kooperationen mit anderen Fondsanbietern und Research-Dienstleistern ein. So arbeiten wir zum Beispiel dauerhaft mit der renommierten Rating- und Researchagentur oekom research AG zusammen:

- bei der Nachhaltigen Vermögensverwaltung First Flex (Depotvolumen ab 500 000 €),
- bei der Emittierung von Nachhaltigkeitszertifikaten auf den HVB Nachhaltigkeitsindex (in 2006 fünf laufende Zertifikate),
- bei dem ältesten deutschen Umweltfonds Activest EcoTech, der seit Jahren zu den Spitzenperformern in diesem Bereich gehört.

Nachhaltiger Bankbetrieb: Kostensenkung und Risikominimierung

Die ökologischen Auswirkungen des Bankgeschäfts liegen hauptsächlich in den Bereichen Gebäudetechnik, Bürobetrieb, Mobilität, Abfall und Beschaffung. Es geht darum, einerseits Ressourcen zu schonen, andererseits aber auch um Kostensenkung und Minimierung von Risiken.

Unser Umweltmanagementsystem optimiert systematisch den Verbrauch von Energie, Wasser und Papier; hinzu kommt das Handling des Abfallaufkommens. Zu unseren Prioritäten gehören neben der Verbrauchsminderung auch die Vermeidung von Schadstoffemissionen, vor allem von Treibhausgasen. Umweltbewusstes Bauen unter Einbezug von regenerativen Energien sowie die Schaffung gesundheitsverträglicher Räumlichkeiten gehören ebenfalls zu den Eckpfeilern unseres Umweltmanagements.

Die Reduktion von Schadstoffemissionen durch die Begrenzung von Dienstreisen ist uns ebenfalls ein wichtiges Anliegen. Hier gelang es uns in den vergangenen Jahren, durch die Verlagerung auf umweltverträglichere Verkehrsmittel und den Einsatz moderner Kommunikationsmittel wie Videokonferenzen die Dienstreisekilometer pro Mitarbeiter deutlich zu verringern.

Hier wie in anderen umweltrelevanten Bereichen setzen wir auf eine Vielzahl von innerbetrieblichen Kommunikationsmaßnahmen, um unsere Mitarbeiter zu umweltbewusstem Verhalten anzuregen. Dazu gehören elektronische Hinweise, Umweltleitfäden und Aufklärungsvorträge auf vielen internen Veranstaltungen. Über den Nachhaltigen Bankbetrieb berichten wir ausführlich in unserem Nachhaltigkeitsbericht (um diesen zu bestellen, siehe den Finanzkalender).

Auch im Beschaffungswesen achten wir auf die Normen der Nachhaltigkeit. Die HVB berücksichtigt beim Kauf von Büro- und Geschäftsausstattung, bei der Auswahl von Firmenwagen oder bei Leistungen von Serviceunternehmen nicht nur Wirtschaftlichkeit und Funktionalität, sondern auch ökologische und soziale Kriterien. Diese entscheiden ebenso über die Produkt- und Lieferantenauswahl. Bei allen wesentlichen Ausschreibungen sowie bei Verträgen werden die Lieferanten gebeten, anhand standardisierter Fragebögen zum Umweltmanagement sowie zu sozial- und arbeitsrechtlichen Fragen Auskunft zu geben und auch aussagekräftige Dokumente als Anlagen beizufügen. Ein Teil dieser Fragen ist als »Mindestanforderungen« – zum Beispiel Vermeidung von Kinderarbeit – deklariert. Diese Selbstdeklaration der Lieferanten wird bei Auftragserteilung zum Vertragsbestandteil.

Wertentwicklung des Activest EcoTech in %


120
115
110
105
100
Aug 06
Sep 06
Okt 06
Nov 06
Dez 06
Jan 07

Wertentwicklung des Activest EcoTech (ohne Berücksichtigung des Ausgabeaufschlags).

Gesellschaftliches Engagement: Spendenmanagement...

Die HVB unterstützt seit Jahren eine Vielzahl von sozialen Einrichtungen, Projekten und Initiativen, die das Gemeinwesen bereichern. Wir fördern eine ganze Reihe von sozialen Anliegen und kulturellen Belangen und leisten damit einen Beitrag zur gesellschaftlichen Entwicklung in den Regionen, in denen wir tätig sind.

Im sozialen Bereich unterstützen wir zum Beispiel gemeinnützige Einrichtungen und Hilfsorganisationen sowie auch Kirchen und Schulen. Ein Beispiel ist unsere traditionelle Weihnachtsspende: Im Dezember 2006 wurden zehn unterschiedliche Organisationen ausgewählt, und die Gesamtsumme der Spende von 100 000 € wurde entsprechend aufgeteilt. Die Organisationen bzw. Einrichtungen sind in den Bereichen Ausbildung und Integration behinderter Menschen, Hilfen in medizinischer oder sozialer Not, Hospizarbeit, Entwicklungshilfe und Umwelt tätig.

Corporate Social Responsibility Fortsetzung

... Förderung von Nachhaltigkeits-initiativen...

Wir engagieren uns seit Jahren bei Nachhaltigkeitsinitiativen auf regionaler, nationaler und internationaler Ebene:

- Beispielsweise wirken wir bei Arbeitskreisen wie der lokalen Agenda 21 sowie beim Umwelt-Pakt Bayern mit.
- Wir gehören zu den Mitgliedern des Vereins für Umweltmanagement in Banken, Sparkassen und Versicherungen (VfU), des Forums Nachhaltige Geldanlagen und des Arbeitskreises für Umweltbewusstes Management (BAUM).
- Auf internationaler Ebene beteiligen wir uns an der Finanz-Initiative des UN-Umweltprogramms und sind Mitbegründer der UNEP-FI Regional Task Force in Central and Eastern Europe. Aufgabe dieser Task Force ist es, Nachhaltigkeitsmanagement im Finanzsektor dieser Region durch Konferenzen, Best-Practice-Beispiele, eine internetbasierte Plattform für Umweltrisikoprüfungen und andere Initiativen zu fördern.

... und Förderung für Kunst, Kultur und Wissenschaft

Die HypoVereinsbank setzt sich seit längerem für eine Vielzahl von Belangen aus den Bereichen bildende Kunst, Kultur und Wissenschaft ein.

Stichwort bildende Kunst: Unsere Kunstsammlung besteht aus mehr als 25000 Kunstwerken, die wir in unserem Niederlassungsnetz sowohl unseren Kunden als auch den Mitarbeitern zugänglich machen. Außerdem haben wir wertvolle Bilder, u.a. Werke von Goya und Boucher, der Öffentlichkeit dadurch zugänglich gemacht, dass wir sie an führende Museen wie der Alten Pinakothek in München als Dauerleihgaben zur Verfügung gestellt haben.

Die Kunsthalle der Hypo-Kulturstiftung gehört zu den renommiertesten Ausstellungshäusern in Deutschland und hat bereits rund 70 Ausstellungen beherbergt.

Stichwort Kultur: Die Hypo-Kulturstiftung unterstützt seit 1983 kulturelle Einrichtungen und Vorhaben. Außerdem ist sie der Denkmalpflege verpflichtet und vergibt jährlich den viel beachteten Denkmalpreis.

Auch in der klassischen Musik setzen wir als HypoVereinsbank Zeichen: Wir gehören nicht nur zu den Förderern der großen Festspiele wie Bayreuth, München und Salzburg, sondern unterstützen auch gemeinnützige regionale Festivals an den Orten unserer Geschäftstätigkeit wie die Festspiele im Rheingau, in Passau und Würzburg oder das Richard-Strauss-Festival in Garmisch-Partenkirchen. Oft lässt sich kulturelle Förderung auch mit sozialem Engagement verbinden, wie zum Beispiel bei dem Benefizkonzert der 12 Cellisten der Berliner Philharmoniker zur Unterstützung einer Würzburger Kinderklinik oder bei dem Benefizkonzert »Yehudi Menuhin live music now« in Dresden. Ein weiterer Schwerpunkt des Musikengagements ist die Nachwuchsförderung. Einer der bedeutendsten internationalen Opern-Gesangswettbewerbe, der »Competizione dell'Opera«, wird von uns als Hauptsponsor begleitet, ebenso wie die Ausbildung junger Talente in der Opern-Akademie auf Gut Immling im Chiemgau.

Stichwort Wissenschaft und Bildung: Seit vielen Jahren gehören wir zu den Mäzenen von Universitäten und Einrichtungen wie dem Stifterverband für die deutsche Wissenschaft, dem Deutschen Museum, der Ludwig-Maximilians-Universität sowie der Technischen Universität in München. Bei den beiden Münchener Universitäten nehmen wir außerdem die Schatzmeisterfunktion für deren Fördervereine wahr und stellen entsprechende Personalkapazität und Infrastruktur zur Verfügung.

Ein besonderes Anliegen ist uns die Förderung der Jugend. Hier sind die Schwerpunkte der »Förderpreis Deutscher Film« und das Kulturförderprogramm »Jugend kulturell«, das der Unterstützung junger Künstler, unter anderem mit Preisgeldern und Ausstellungsmöglichkeiten in unseren Geschäftsräumen, dient. Außerdem veranstalten wir das HVB Europakonzert mit dem Europäischen Jugendorchester, das unter der Patenschaft der EU steht.

Ausblick: Ausbau des CSR-Managements und des Angebots Nachhaltiger Geldanlagen

Die Harmonisierung unseres CSR-Managementsystems mit dem der UCI gehört zu den wichtigen Prioritäten des Jahres 2007. Hierbei gilt es die beidseitigen Stärken intelligent zu bündeln.

Das CSR-Management wird gemeinsam mit den Divisionen und Dienstleistungsbereichen ein neues Konzept für das gesellschaftliche Engagement der HVB entwickeln. Dabei werden die Vorgaben, Erfahrungen und Themenfelder der UCI in Bereichen wie Spenden, Corporate Volunteering und lokalen Aktivitäten miteinbezogen. Damit stärken wir unser Profil als internationaler Corporate Citizen.

Die HVB wird sich wie bisher für das Thema Nachhaltigkeit einsetzen. So beispielsweise im Rahmen der UN Dekade »Bildung für eine nachhaltige Entwicklung« in Kooperation mit der Landeshauptstadt München.

Leitziel dieser Bildungsdekade ist es, Bürgerinnen und Bürger und Gruppierungen zu befähigen, ihre Lebens- und Wirtschaftsweise eigenständig zukunftsfähig zu gestalten. Mit der Gründung von BenE, einem so genannten Regional Centre of Expertise, wurde München im Februar 2007 eines von derzeit weltweit 30 von der United Nations University akkreditierten regionalen Kompetenzzentren für »Bildung für eine nachhaltige Entwicklung«. Die von der HVB unterstützten Ziele von BenE: Bildungsträger und -einrichtungen vernetzen, Synergiepotenziale heben und gemeinsame Maßnahmenpakete schnüren. In diesem Zusammenhang wird die HVB zusammen mit anderen Münchner Unternehmen im April 2007 das »BenE-Netzwerk Wirtschaft« gründen.

Auch im Kredit- und Anlagegeschäft werden wir unsere Aktivitäten weiterentwickeln. Dies gilt zum einen für die Equator Principles sowie für den Bereich Erneuerbare Energien. Aber auch bei Nachhaltigen Anlageprodukten wollen wir verstärkt Produktlösungen für jedes Anlagevolumen anbieten und unsere Marketingaktivitäten stärken. Außerdem planen wir die Neuemissionen von zwei Nachhaltigkeitszertifikaten im ersten Quartal 2007. Damit wollen wir unserer gesellschaftlichen Verantwortung in vielfacher Weise gerecht werden.

Wir werden unsere Aktivitäten im Bereich Klimaschutz bündeln und deutlich ausbauen und eine Klimastrategie für die HVB und die UCI implementieren.

Nachhaltigkeitsratings und -rankings 2006

RATINGAGENTUR/INVESTOR	RATING	SKALA	PLATZ
Dow Jones Sustainability Indexes	gelistet		
FTSE4Good Europe/Global	gelistet		
Ethibel Sustainability Index Global/ Europe	gelistet		
ASPI – Advanced Sustainable Performance Indices	gelistet		
oekom research (2005)	B–	A+ bis D–	4. von 60 Banken
scoris Dax 30 Rating (2005)	69	1 bis 100	8. von 30 Unternehmen
Zürcher Kantonalbank (2005)	AA	AAA–C	



Claudio Hils, Kayaba-Cho, 1998, Sammlung HypoVereinsbank · © Claudio Hils

Financial Statements (1): Konzernlagebericht

Financial Review

KONZERNSTRUKTUR UND GESCHÄFTSTÄTIGKEIT

Rechtliche Konzernstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft und ist die Muttergesellschaft der HVB Group mit Sitz in München. Die Bank Austria Aktiengesellschaft (Bank Austria), die 1997 die Creditanstalt AG übernommen und damit die zwei größten Banken Österreichs zusammengefasst hat (Bank Austria Creditanstalt AG), gehört seit Dezember 2000 zur HVB Group. Die HVB Group ist einer der europaweit führenden Anbieter von Bank- und Finanzdienstleistungen.

Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua (UniCredit) und damit seitdem als Teilkonzern ein wesentlicher Bestandteil der UniCredit Gruppe.

Vorstand und Aufsichtsrat der HVB AG haben am 12. September 2006 beschlossen, die Beteiligungen der HVB AG an der Bank Austria Creditanstalt AG (BA-CA) und Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine) an die UniCredit, der Töchter Closed Joint Stock Company International Moscow Bank (IMB) und AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA sowie die Aktiva und Passiva der HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zu übertragen. Die außerordentliche Hauptversammlung der HVB AG vom 25. Oktober 2006 hat mit jeweils mehr als 99,4% der abgegebenen Stimmen den entsprechenden Verträgen zugestimmt. Der Vorstand hat am 9. Januar 2007 über den Vollzug entschieden. Die Veräußerungsgewinne aus den erwähnten Transaktionen werden weitgehend im ersten Quartal 2007 vereinnahmt.

Die Stammaktien der HVB AG sind zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange. Am 23. Januar 2007 hat der Board of Directors der UniCredit als Mehrheitsgesellschafter der HVB AG beschlossen, ein Squeeze-Out-Verfahren der HVB Aktien zu beginnen. Die UniCredit hält zum Zeitpunkt der Aufstellung des Jahresabschlusses mehr als 95% des Aktienkapitals.

Angaben gemäß §315 Abs. 4 HGB im Zusammenhang mit dem Übernahmerichtlinie-Umsetzungsgesetz

Das gezeichnete Kapital der HVB AG beträgt 2 252 097 420,00 € und ist eingeteilt in

a) 2 208 436 620,00 € auf den Inhaber lautende Stammaktien, zerlegt in 736 145 540 Stückaktien,
b) 43 660 800,00 € auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14 553 600 Stückaktien.

Die Stammaktien machen 98,06% und die Vorzugsaktien 1,94% des Grundkapitals aus.

Die Stammaktien lauten auf den Inhaber oder auf Namen.

Aktionäre, welche auf den Inhaber lautende Stammaktien besitzen, sind zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts unter den in §18 Abs. 2 der Satzung geregelten Voraussetzungen berechtigt. Jede Stammaktie gewährt in der Hauptversammlung eine Stimme.

Jeder Aktionär hat in der Hauptversammlung ein Frage- und Rederecht, wobei der Versammlungsleiter das Frage- und Rederecht angemessen beschränken kann.

Die Stammaktien nehmen neben den Vorzugsaktien an der gleichmäßigen Zahlung etwaiger Gewinnanteile (Dividende) teil.

Die Vorzugsaktien sind stimmrechtslos und lauten auf Namen. Sie erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt.

Aktionäre, welche auf den Namen lautende Vorzugsaktien besitzen, sind zur Teilnahme an der Hauptversammlung unter den in §18 Abs. 1 der Satzung geregelten Voraussetzungen berechtigt.

Die Inhaber von Stamm- und Vorzugsaktien haben bei Kapitalerhöhungen grundsätzlich ein Bezugsrecht, es sei denn, dass der Vorstand gemäß Beschluss der Hauptversammlung oder auf Grund einer entsprechenden, von der Hauptversammlung beschlossenen Satzungsregelung ermächtigt ist, das Bezugsrecht auszuschließen.

Darüber hinaus stehen den Inhabern von Stamm- und Vorzugsaktien die weiteren im Aktiengesetz geregelten Rechte zu.

Die auf Namen lautenden Vorzugsaktien können gemäß §6 Abs. 2 der Satzung nur mit Zustimmung der Gesellschaft übertragen werden. Aus eigenen Aktien stehen der Gesellschaft gemäß §71 b) AktG keine Rechte zu. Etwaige Beschränkungen in Bezug auf die Ausübung von Stimmrechten oder die Übertragung von Aktien, die sich aus Vereinbarungen zwischen Gesellschaftern ergeben können, sind dem Vorstand nicht bekannt.

Am 22. November 2005 hat die UniCredito Italiano S.p.A., Genua, gemäß §21 WpHG der Gesellschaft mitgeteilt, dass sie seit dem 17. November 2005 93,9% des Grundkapitals und 93,8% der stimmberechtigten Inhaber-Stammaktien der Gesellschaft hält, davon 0,001% indirekt. Der Ad-hoc-Mitteilung vom 23. Januar 2007 der UniCredit ist zu entnehmen, dass sich ihr Anteil am Grundkapital der HVB AG inzwischen auf 95% erhöht hat.

Die Gesellschaft hat keine Aktien ausgegeben, die eine besondere Einflussnahmemöglichkeit auf die Gesellschaftsorgane und damit eine besondere Kontrollbefugnis verleihen.

Eine Trennung zwischen Stimmrechtskontrolle und Aktie im Zusammenhang mit Arbeitnehmerbeteiligungen besteht nicht. Sofern Arbeitnehmer der Gesellschaft Aktien der Gesellschaft erworben haben, können sie ihr Stimmrecht – wie jeder andere Aktionär – entweder selbst oder durch einen Bevollmächtigten ausüben.

Die Bestellung und Abberufung von Vorstandsmitgliedern richtet sich nach den gesetzlichen Vorschriften in §§84, 85 AktG. Satzungsänderungen bedürfen gemäß §179 AktG eines Beschlusses der Hauptversammlung. Der Beschluss bedarf einer Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals. Gemäß §21 Abs. 2 der Satzung ist die Befugnis zu Änderungen der Satzung, die nur die sprachliche Form, nicht jedoch deren Inhalt betreffen (Fassungsänderung), dem Aufsichtsrat eingeräumt.

Auf Grund eines Beschlusses der Hauptversammlung vom 29. April 2004 ist der Vorstand gemäß §5 Abs. 2 der Satzung zur Aktienausgabe aus genehmigtem Kapital (§§202 ff. AktG) ermächtigt. §5 Abs. 2 Satz 1 und 2 der Satzung der Gesellschaft hat folgenden Wortlaut: »Der Vorstand ist ermächtigt, bis zum 29. April 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen oder auch gegen Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal 990000000,00 € durch Ausgabe von bis zu 330000000 Stückaktien zu erhöhen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden.«

Der Vorstand ist hierbei ermächtigt, in den in §5 Abs. 2 der Satzung im Einzelnen aufgeführten Fällen das Bezugsrecht der Aktionäre nach Maßgabe der Ermächtigung vom 29. April 2004 mit Zustimmung des Aufsichtsrats auszuschließen.

Durch Beschluss der Hauptversammlung vom 14. Mai 2003 ist der Vorstand ferner ermächtigt, gemäß §221 AktG bis zum 14. Mai 2008 Optionsschuldverschreibungen, Wandelschuldverschreibungen, Optionsgenussscheine oder Wandelgenussscheine mit einem Options- oder Wandlungsrecht und/oder einer Wandlungspflicht in auf den Inhaber lautende Stammaktien der Bayerische Hypo- und Vereinsbank Aktiengesellschaft oder Gewinnschuldverschreibungen (mit oder ohne Options- oder Wandlungsrecht oder -pflicht) in Euro oder einer anderen gesetzlichen Währung im Gesamtnennbetrag oder

Financial Review Fortsetzung

Gegenwert von insgesamt bis zu 1 500 000 000,00 € zu begeben. Zur Gewährung von Stammaktien an die Inhaber von Schuldverschreibungen und Genussscheinen, die gemäß dieser Ermächtigung vom 14. Mai 2003 begeben werden, steht gemäß §5 Abs. 4 der Satzung ein bedingtes Kapital von 375 Mio € zur Verfügung.

Auf Grund des Beschlusses der Hauptversammlung vom 23. Mai 2006 ist der Vorstand ferner gemäß §71 Abs. 1 Nr. 7 AktG ermächtigt, zum Zwecke des Wertpapierhandels eigene Aktien zu kaufen und zu verkaufen.

Darüber hinaus kann die Gesellschaft in den in §71 Abs. 1 Nr. 1–5 AktG gesetzlich vorgesehenen Fällen eigene Aktien erwerben.

In der HVB AG bestehen keine wesentlichen Vereinbarungen, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen.

Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots mit den Mitgliedern des Vorstands oder Arbeitnehmern bestehen nicht.

Gemäß §171 Abs. 2 Satz 2 AktG in der Fassung des Übernahmerichtlinie-Umsetzungsgesetzes vom 8. Juli 2006 werden die Angaben zu §315 Abs. 4 HGB im Bericht des Aufsichtsrats des Geschäftsberichts 2006 erläutert.

Wesentliche Produkte, Absatzmärkte, Wettbewerbsposition und Standorte

Die HVB Group bietet sowohl Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich eine umfassende Auswahl an Bank- und Finanzprodukten und -dienstleistungen an, die zum Beispiel von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Privatkundengeschäft, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Wealth Management reicht.

Nach Übertragung der Anteile bzw. Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa sowie in Russland, der Ukraine und im Baltikum fokussiert sich die HVB Group innerhalb der UniCredit Gruppe zukünftig auf Deutschland als Kernmarkt. Darüber hinaus ergibt sich die Möglichkeit für einen Markteintritt in anderen Regionen Europas (insbesondere Skandinavien und Benelux-Staaten). Auch ist es das Ziel, das Investment Banking Geschäft signifikant auszubauen und sich zum Kompetenzzentrum für das Investment Banking innerhalb der gesamten UniCredit Gruppe zu entwickeln.

Wie bislang auch, liegt die operative Verantwortung für das Geschäft in Zentral- und Osteuropa (CEE) bei der Bank Austria Creditanstalt. Die Präsenz und Angebotsbreite der UniCredit Gruppe wird sich durch die Zusammenführung der CEE-Aktivitäten weiter erheblich verbessern. Damit ist die HVB Group in der Lage, ihren Kunden einen noch besseren Zugang in diese Region zu eröffnen, die damit von den Transaktionen profitieren.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Anhang unseres Konzernabschlusses in der Note 82 »Geschäftsstellen«.

Organisation der Leitung und Kontrolle

Der Vorstand der HVB AG ist das Leitungsorgan der HVB Group. Der Vorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB Group einschließlich der Risikolage.

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr drei Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss und Vermittlungsausschuss.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Risikocontrolling und Risikomanagement waren 2006 unter dem Verantwortungsbereich des Chief Risk Offices zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Eine namentliche Aufstellung aller Mitglieder des Vorstands und des Aufsichtsrats der HVB AG ist im Konzernabschluss unter Note 83 »Mitglieder des Aufsichtsrats und des Vorstands« aufgeführt.

Grundzüge des Vergütungssystems

Struktur der Vorstandsvergütung

Die Struktur der Vorstandsvergütung sowie die Vergütung im Einzelnen werden vom Präsidium des Aufsichtsrats festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive).

Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die HVB AG durchgeführt, in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder für das Jahr 2006 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern zu Beginn des Jahres vereinbarter Ziele abhängig ist. 2006 wurden diese Ziele im Laufe des Jahres nach Abschluss der Dreijahresplanung präzisiert. Die Ziele sind in Scorecards abgebildet und umfassen Team-, Core- und Integrationsziele.

Das Teamziel orientiert sich bei allen Vorstandsmitgliedern am Ergebnis des HVB-Teilkonzerns. Einige für regionale Divisionen verantwortliche Vorstandsmitglieder haben daneben noch als weiteres Teamziel ein divisionales Ziel. Den Schwerpunkt bilden die so genannten Coreziele, also besonders bedeutende Ziele aus dem eigenen Verantwortungsbereich. Unter den Integrationszielen werden die wichtigsten Aufgaben aus dem Prozess zur Integration der HVB AG in die UniCredit Gruppe erfasst.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit keinen Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die zuvor festgelegte Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Berücksichtigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit wird ab 2007 als Referenzwert der Maximalwert des Bonus festgelegt. Dieser Maximal-Bonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist und künftig bei einer Zielerreichung von 100% ein entsprechend niedrigerer Prozentsatz des Maximal-Bonus ausgezahlt wird.

Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten. Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). In 2006 wurden dem Vorstand der HVB AG insgesamt 508633 Stock Options gewährt. Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von neun Jahren ab Vesting.

Financial Review Fortsetzung

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Der Vorstand der HVB AG hat in 2006 insgesamt 195333 Performance Shares erhalten. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit.

Für einzelne Mitglieder des Vorstands kommt es je nach den vertraglichen Konstellationen zu Abweichungen von den oben genannten Regelungen. Weitere Einzelheiten dazu sind in unserem Geschäftsbericht im Vergütungsbericht dargestellt.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Angaben zur Höhe der Gesamtbezüge der Vorstandsmitglieder finden sich im Anhang unseres Konzernabschlusses in der Note 79 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen«.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting-Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf drei Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, sodass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält. Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fond. Die HVB AG garantiert eine Rendite von 2,75% p. a. Ein höherer Ertrag wird zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet. Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet. Einem Vorstandsmitglied wurde eine Festbetragszusage erteilt. Für ein anderes Vorstandsmitglied werden Beiträge an eine Pensionskasse entrichtet. Für ein weiteres Vorstandsmitglied besteht keine Versorgungszusage mit der HVB AG.

Ferner bestehen Zusagen für den Fall der Beendigung der Tätigkeit als Vorstandsmitglied. Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld von mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch von drei Jahresgehältern in Abhängigkeit von der Dienstzeit gezahlt; der Höchstbetrag wird nach 20 Jahren gezahlt. Das Übergangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus). Ein Vorstandsmitglied erhält wegen eines anderweitigen Vertrags in der Gruppe bei Nichtverlängerung von der HVB AG keine Leistungen, ein anderes kann Ruhegeld beziehen.

Vergütung der Aufsichtsratsmitglieder

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 25000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 120000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2006 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder finden sich in unserem Konzernabschluss in der Note 79 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen« des Geschäftsberichts.

Unternehmensinterne Steuerung

Die HVB Group hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um den Anforderungen des Kapitalmarkts sowie der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt. Das vorrangige Ziel der Wertschaffung im Sinne des »Shareholder Value« kann so auf die operativen Divisionen übertragen werden.

Im Wesentlichen fordert dieses Konzept eine Verzinsung von zwei Kapitalressourcen. Das ist zum einen das regulatorische Kapital im Sinne von gebundenem Kernkapital, zum anderen das Risikokapital, also das tatsächlich notwendige ökonomische Kapital zur Deckung der nach internen Modellen ermittelten Risiken. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, die von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wird die duale Gesamtbanksteuerung weiter mit der Steuerung der UniCredit Gruppe harmonisiert. Eine detaillierte Beschreibung zu diesem Thema befindet sich im Risk Report im Kapitel »Gesamtbanksteuerung«.

RAHMENBEDINGUNGEN

Gesamtwirtschaftliche Entwicklung 2006

Die Weltwirtschaft wuchs im vergangenen Jahr mit knapp 5% gegenüber dem Vorjahr etwa so stark wie im Jahr 2005. Wachstumspole waren die USA (BIP-Zuwachs 2006: +3,5%), China (+10,75%) und die asiatischen Schwellenländer (+7,0%). Vor allem in den USA zeigte sich im Jahresverlauf jedoch bereits eine Abkühlung, in deren Folge das BIP-Wachstum spürbar unter den langfristigen Durchschnitt von 3,25% fiel. Ursache waren vor allem die schwächeren wirtschaftspolitischen Stimuli, das weiter steigende Außenhandelsdefizit, eine deutliche Abschwächung im Immobiliensektor sowie die tiefgreifenden Probleme in der amerikanischen Autoindustrie. Japan hingegen befindet sich in der Mitte einer ausgedehnten Wachstumsphase. Getragen von Exporten und Unternehmensinvestitionen legte das BIP 2006 um gut 2,0% gegenüber dem Vorjahr zu.

Im Euroraum hat der Aufschwung im vergangenen Jahr an Dynamik hinzugewonnen. Das Bruttoinlandsprodukt (BIP) wuchs 2006 mit 2,75% nahezu doppelt so schnell wie im Vorjahr. Dabei konnte die europäische Wirtschaft von anhaltend starker Auslandsnachfrage ebenso profitieren wie von einer robusten Binnennachfrage. Das gilt vor allem für Deutschland, wo neben den Investitionen auch der private Verbrauch wieder zur Wachstumsstütze wurde. Erstmals seit gut einer Dekade blieb der deutsche BIP-Zuwachs nicht mehr hinter dem des Euroraums zurück. Die Entwicklung im Einzelnen:

- Im Jahresdurchschnitt 2006 fiel der BIP-Anstieg in Deutschland mit 2,5% deutlich höher aus als im Vorjahr (+0,9%). Es war der stärkste Zuwachs seit dem Jahr 2000, hauptsächlich getragen vom starken Wachstum der Unternehmensinvestitionen.
- Die deutsche Inflation lag bei 1,8% (2005: +1,9%). Verantwortlich für den Rückgang gegenüber dem Vorjahr war vor allem ein weniger starker Anstieg von Energiepreisen und von staatlich festgesetzten Preisen.
- Die Zahl der Arbeitslosen lag im Jahresmittel 2006 bei 4,48 Millionen, nach 4,86 Millionen im Vorjahr.
- Der Leistungsbilanzüberschuss lag bei 4,4% des nominalen BIP (2005: 4,0%). Deutschland blieb damit weltweit die stärkste Exportwirtschaft.
- Das Defizit der öffentlichen Haushalte sank deutlich von 3,2% des BIP auf 1,9%. Damit hielt Deutschland erstmals seit fünf Jahren wieder die Vorgaben des europäischen Stabilitäts- und Wachstumspakts ein.
- Die Langfristzinsen sind wieder angestiegen. Ende 2006 lagen die Renditen der zehnjährigen Bundesanleihen bei 3,95% (2005: 3,3%). Die Europäische Zentralbank erhöhte den Refi-Satz von 2,25% zu Jahresbeginn auf 3,5% im Dezember 2006.

Financial Review Fortsetzung

Branchenspezifische Rahmenbedingungen
Der deutsche Bankensektor war im Jahr 2006 durch eine positive Entwicklung der Kredit- und Einlagebestände geprägt. Ursachen waren das immer noch robuste Wachstum der Weltwirtschaft in Verbindung mit der stärksten Expansion der deutschen Wirtschaft seit dem Jahre 2000. Hinzu kam eine starke Performance der internationalen Finanzmärkte. Die für den Zinsüberschuss verantwortlichen Faktoren schufen insgesamt ein positives Umfeld für die Profitabilität der deutschen Banken. Im Kreditgeschäft ist die Wachstumsrate der Ausleihungen des Bankensektors 2006 zum ersten Mal seit 2002 wieder positiv gewesen, auch wenn sie gemessen am Niveau des Euro-Raums noch sehr niedrig war. Die gesamten Ausleihungen wuchsen 2006 um circa 1%, während sie zwischen 2002 und 2005 im Durchschnitt jährlich noch um 0,6% zurückgegangen waren. Dies ist auf die hohen Investitionen der deutschen Firmen für Kapitalgüter und die dadurch bedingten Ausleihungen zurückzuführen. Die Kreditnachfrage der Haushalte nahm hingegen nur leicht zu.

Die Einlagenbestände sind stärker gewachsen (die gesamten Einlagen der Nichtbanken sind 2006 um 4,5% angestiegen). Wie auch bei den Ausleihungen trug dazu hauptsächlich die verbesserte finanzielle Situation der Unternehmen bei, die 2006 Termingelder im Gegensatz zu Sichteinlagen bevorzugten.

Der im Jahr 2006 aus dem Wachstum der Kredit- und der Einlagenbestände resultierende positive Beitrag zum Zinsüberschuss wurde während der ersten Hälfte des Jahres durch weiteren Druck auf die Zinsspanne gedämpft. Während die Banken im Zusammenhang mit der restriktiveren Geldpolitik der EZB die Einlagenzinsen spürbar erhöhten, waren zunächst die langfristigen Kreditzinsen in der ersten Jahreshälfte weiter rückläufig, zeigten in der zweiten Jahreshälfte eine Trendumkehr und erreichten nahezu das Vorjahresniveau.

Der Beitrag des Provisionsüberschusses zur Ertragssitutation deutscher Banken profitierte 2006 hauptsächlich vom sehr freundlichen Finanzmarktumfeld. Die verstärkte Aktivität am Kapitalmarkt hat sich 2006 im erneut starken Zuwachs des Handelsvolumens an den deutschen Börsen niedergeschlagen. Dies wurde besonders durch die sehr starke Nachfrage der institutionellen Investoren begünstigt. Der DAX stieg zum zweiten Mal in Folge um über 20% bezogen auf das jeweilige Vorjahr an und schuf somit ein sehr positives Umfeld für das Fondsgeschäft sowie für das Handelsergebnis der deutschen Banken.

Die Risikovorsorge hat sich 2006, zumindest was den Unternehmenssektor betrifft, vergleichsweise positiv entwickelt. Zu verzeichnen war eine weiterhin schrumpfende Anzahl von Unternehmensinsolvenzen; die Verbraucherinsolvenzen hingegen wuchsen weiter an.

GESCHÄFTSVERLAUF UND ERGEBNISENTWICKLUNG

Wesentliche Ereignisse des Geschäftsjahrs 2006
Die Integration der HVB Group in die UniCredit Gruppe schlägt sich neben der veränderten Segmentstruktur auch in einer veränderten Berichtsstruktur nieder.

Aufgegebene Geschäftsbereiche
Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar, der im Konzernabschluss zu einer anderen Darstellung in den einzelnen Berichtsteilen führt.

In der IFRS 5 konformen Gewinn- und Verlustrechnung werden die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und Minderheiten der »HVB Group neu« erfasst. Als aufgegebene Geschäftsbereiche sind die Gesellschaften bzw. Teilkonzerne Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga), HVB Bank Ukraine sowie die Filialen Vilnius und Tallinn der HVB AG definiert.

Die Gewinn- und Verlustrechnung der HVB Group gemäß IFRS 5 (HVB Group neu) bis zur Zeile Gewinn HVB Group neu spiegelt weder für die Vergangenheit noch für die Zukunft die potenzielle Ertragskraft der nach den beschriebenen Transaktionen entstehenden neuen HVB Group wider. In dem für die HVB Group neu ausgewiesenen Ergebnis stehen der Kapitalbindung und den Refinanzierungsaufwendungen für die Beteiligungen an BA-CA, IMB und der weiteren zu transferierenden Einheiten keine adäquaten Erträge (Dividenden oder originäre Erträge aus den Beteiligungen) gegenüber. Auf die Zukunft bezogen ergeben sich aus dem zu erzielenden Transaktionserlös für die HVB Group Möglichkeiten, in ihren Kompetenzfeldern deutlich zu expandieren und weitere Ertragsfelder zu erschließen.

Veränderte Geschäftsstruktur (neue Divisionen)
Im Zusammenhang mit der Integration in die UniCredit Gruppe wurden die marktbezogenen Aktivitäten der HVB Group neu strukturiert und gemäß der global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking aufgeteilt. Daneben gibt es ein Geschäftsfeld »Sonstige/Konsolidierung«, das Global Banking Services und Group Corporate Center Aktivitäten umfasst sowie Konsolidierungseffekte enthält. In die Group Corporate Center Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SCP) einbezogen.

Die Reorganisation betraf vor allem das ehemalige Geschäftsfeld Deutschland, aus dem sich die neuen Divisionen Privat- und Geschäftskunden, Wealth Management und Firmen- & Kommerzielle Immobilienkunden mit den Subdivisionen Firmenkunden sowie Kommerzielle Immobilienkunden entwickelt haben. Dabei wurden aus dem ehemaligen Ressort Privatkunden die Divisionen Privat- und Geschäftskunden und Wealth Management gebildet, während die Ressorts Firmenkunden und freie Berufe und Immobilien die Basis für die neue Division Firmen- & Kommerzielle Immobilienkunden bildeten. Daneben fanden Wanderungen vom bisherigen Ressort Firmenkunden und freie Berufe (Geschäftskundensegment) in die neue Division Privat- und Geschäftskunden und Wealth Management statt.

Die Division Markets & Investment Banking hat sich im Wesentlichen aus dem bisherigen Segment Corporates & Markets gebildet, jedoch ohne die Aktivitäten der BA-CA Gruppe und der IMB.

Die gemäß IFRS 5 als aufgegebene Geschäftsbereiche definierten Gesellschaften weisen wir gemäß IAS 14.52 zusätzlich und getrennt von den fortzuführenden Divisionen und Segmenten der HVB Group neu in einer separaten Spalte »Aufgegebene Geschäftsbereiche« in unserem Segmentbericht aus.

Veränderte Struktur der Gewinn- und Verlustrechnung
Die HVB Group stellte erstmals in ihrem Zwischenabschluss zum 30. September 2006 die Gewinn- und Verlustrechnung (GuV) in der von der UniCredit seit Jahren in der Kapitalmarktkommunikation gewählten Struktur dar. Ferner wurden zum Jahresende 2006 bei der Darstellung der Aufwandsposten die von der UniCredit praktizierte Vorzeichenlogik übernommen. Damit sind alle absoluten Beträge in der Gewinn- und Verlustrechnung jeweils in ihrer Ergebniswirkung dargestellt.

Eine Gegenüberstellung der Gewinn- und Verlustrechnung für die Periode vom 1. Januar 2005 bis 31. Dezember 2005 des bisher verwendeten GuV-Schemas mit dem neuen GuV-Schema und die wichtigsten Unterschiede sind in den Notes zu den Bilanzierungs- und Bewertungsmethoden (Note 2 »Stetigkeit«) angegeben.

Anpassung der Vergleichsperioden
Auf Grund der aufgeführten Veränderungen sind die Gewinn- und Verlustrechnung und der Segmentbericht nicht mehr mit den im Geschäftsbericht 2005 veröffentlichten Zahlen vergleichbar. Deshalb haben wir die Vorperioden entsprechend angepasst.

Gesamtaussage zum Geschäftsverlauf der HVB Group gesamt durch die Unternehmensleitung

Die HVB Group gesamt erzielte in der Gewinn- und Verlustrechnung des Geschäftsjahrs 2006 einen Gewinn nach Steuern und nach Fremdanteilen in Höhe von 4420 Mio € (Vorjahr: 642 Mio €), der von per saldo positiven Sondereffekten geprägt ist. Dieses Ergebnis setzt sich zusammen aus dem Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche in Höhe von 3457 Mio € (Vorjahr: 1158 Mio €) und den Fremdanteilen am Ergebnis der aufgegebenen Geschäftsbereiche in Höhe von –677 Mio € (Vorjahr: – 389 Mio €) sowie dem Gewinn der HVB Group neu in Höhe von 1640 Mio € (Vorjahr: Verlust – 127 Mio €). Im Gewinn der HVB Group neu spiegelt sich insbesondere die gute operative Geschäftsentwicklung wider, auf die wir im nächsten Kapitel »Erfolgsentwicklung der HVB Group neu« detailliert anhand der einzelnen GuV-Posten eingehen. Erläuterungen zum Ergebnis der aufgegebenen Geschäftsbereiche stellen wir in der Note 39 »Gewinn- und Verlustrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche« im Konzernabschluss dar.

Financial Review Fortsetzung

Sondereffekte
Das Ergebnis vor Steuern belief sich in der HVB Group gesamt auf 5317 Mio € inklusive der Sondereffekte in Höhe von 2230 Mio €, die teilweise auch im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen. 2006 entfallen von den Sondereffekten 362 Mio € auf die fortzuführenden Geschäftsbereiche in der HVB Group neu und 1868 Mio € auf aufgegebene Geschäftsbereiche.

Die Sondereffekte betreffen in der HVB Group neu folgende Einzelsachverhalte:
– Im Finanzanlageergebnis ausgewiesene Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften an Pioneer Global Asset Management S.p.A. in Höhe von 543 Mio € und aus der teilweisen Veräußerung unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €).
– Im Finanzanlageergebnis enthaltene Bewertungsaufwendungen in Höhe von 130 Mio € aus dem am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios.
– Aufwendungen für Restrukturierungen in Höhe von 60 Mio €.
– In der Kreditrisikovorsorge ausgewiesene pauschalierte Einzelwertberichtigungen in Höhe von 55 Mio €, die im Rahmen der Vorbereitung auf Basel II über Verbesserungen der Datenbasis bezüglich des Ausfallverhaltens bei Kunden mit 90 Tagen Zahlungsverzug und anderen Leistungsstörungen erstmals möglich wurden.
– In der separaten Zeile »Andere nicht operative Aufwendungen« ausgewiesene Aufwendungen in Höhe von 153 Mio € aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien Held for Trading und aFVtPL (Fair-Value-Abschlag).

In den aufgegebenen Geschäftsbereichen setzen sich die Sondereffekte aus folgenden Einzelposten zusammen:
– Im Finanzanlageergebnis vereinnahmte Veräußerungsgewinne aus dem Verkauf der zur BA-CA Gruppe gehörenden Splitska banka in Höhe von 669 Mio € und der Bank BPH Gruppe in Höhe von 1756 Mio €.
– Aufwendungen für Restrukturierungen der aufgegebenen Geschäftsbereiche in Höhe von 248 Mio €. Davon betreffen 225 Mio € die Bildung von Rückstellungen für Reorganisationen und Restrukturierungen der Divisionen Retail, Corporates, Markets & Investment Banking, Global Banking Services, Support Services und Risk Management bei der BA-CA.
– Einmalaufwand in der Kreditrisikovorsorge in Höhe von 278 Mio € im Rahmen methodisch bedingter Umstellungen bei der BA-CA.
– Im GuV-Posten »Andere nicht operative Aufwendungen« ausgewiesene Aufwendungen in Höhe von 31 Mio € aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien Held for Trading und aFVtPL (Fair-Value-Abschlag).

Auch im Vorjahr war das Ergebnis vor Steuern in Höhe von 1299 Mio € von Sondereffekten geprägt. Dabei handelt es sich neben den Aufwendungen für Restrukturierungen in Höhe von 546 Mio € (darunter für aufgegebene Geschäftsbereiche 108 Mio €) um weitere Sonderbelastungen aus der Kreditrisikovorsorge wegen zusätzlicher pauschalierter Einzelwertberichtigungen in Höhe von 147 Mio € (darunter für aufgegebene Geschäftsbereiche 70 Mio €).

Bereinigt um die Sondereffekte beider Jahre zeigt die HVB Group gesamt eine sehr positive Entwicklung mit einem Anstieg beim Ergebnis vor Steuern in Höhe von 55,0% auf 3087 Mio € nach 1992 Mio € im Vorjahr und einem Gewinn nach Steuern und nach Fremdanteilen in Höhe von 2160 Mio €, der um 85,7% über dem Vorjahr liegt.

Gewinnverwendung
In der HVB Group gesamt haben wir vom Gewinn (4420 Mio €) den Rücklagen 3798 Mio € zugeführt. Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 622 Mio €. Der Hauptversammlung schlagen wir vor zu beschließen, eine Dividende in Höhe von 301 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 321 Mio € vorzunehmen. Die Dividendensumme in Höhe von 301 Mio € entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie.

Rentabilitätskennziffern

Die Eigenkapitalrentabilität nach Steuern (gemessen am durchschnittlichen IFRS-Eigenkapital ohne Bewertungsänderungen von Finanzinstrumenten) liegt für die HVB Group gesamt bei 37,8% (inklusive der Sondereffekte). Auch bereinigt um die erwähnten Sondereffekte haben sich unsere Erwartungen für die Eigenkapitalrentabilität nach Steuern mit einem Wert von 18,5% per 31. Dezember 2006 nach 10,2% im Vorjahr mehr als erfüllt.

Neben der Steigerung der Eigenkapitalrentabilität konnten wir auch unsere im Ausblick des Konzernlageberichtes (Geschäftsbericht 2005, Seite 74) angegebenen Ziele hinsichtlich einer spürbaren Erhöhung der operativen Erträge und einer deutlich verbesserten Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen) mehr als erreichen. Im Berichtsjahr verbesserte sich die Cost-Income-Ratio um 9,4%-Punkte auf 59,1%.

In der HVB Group neu konnten wir die Erwartungen bei der Eigenkapitalrentabilität und bei der Cost-Income-Ratio ebenfalls übertreffen.

Erfolgsentwicklung der HVB Group neu

Wie bereits im Kapitel »Wesentliche Ereignisse des Geschäftsjahrs 2006« erwähnt, stellen wir gemäß den Vorschriften des IFRS 5 eine separate Gewinn- und Verlustrechnung für die HVB Group neu dar, die die jeweiligen Ertrags- und Aufwandsposten der aufgegebenen Geschäftsbereiche nicht mehr enthält, sondern deren Ergebnisbeitrag erst nach dem Ergebnis nach Steuern und nach Fremdanteilen der HVB Group neu erfasst wird.

Operative Erträge

Im operativen Geschäft zeigen sich vor dem positiven konjunkturellen Hintergrund weitere Verbesserungen unserer Ertragsstruktur mit einem gegenüber dem Vorjahr weiteren Wachstum beim Handelsergebnis und Provisionsüberschuss. Insgesamt stiegen die operativen Erträge um 14,2% gegenüber dem Vorjahr.

Zinsüberschuss

Im Überschuss aus dem originären Zinsgeschäft konnten wir mit 3148 Mio € trotz des geplanten strategischen Portfolioabbaus insbesondere im Bereich Real Estate Restructuring den Vorjahreswert nahezu erreichen (–0,6% bzw. –18 Mio €). Die durchschnittlichen Risikoaktiva (KWG) verminderten sich dabei gegenüber dem Vorjahr um 7,1%. Die Auswirkungen des Portfolioabbaus zeigten sich auch in unserem Segmentbericht mit einem Rückgang des Zinsüberschusses im Segment Sonstige/Konsolidierung, während alle anderen operativen Geschäftsfelder den Zinsüberschuss gegenüber dem Vorjahr steigern bzw. stabil halten konnten. Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen blieben mit 251 Mio € fast auf Vorjahresniveau (259 Mio €).

Provisionsüberschuss

Der Provisionsüberschuss stieg gegenüber dem Vorjahr um 1,7% auf 1753 Mio €. Dabei ist allerdings zu berücksichtigen, dass im Provisionsüberschuss 2006 die Erfolgsbeiträge der verkauften Activest Gesellschaften nur bis zur Jahresmitte enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Bereinigt um Konsolidierungs- und Währungseffekte, beläuft sich die Steigerungsrate des Provisionsüberschusses auf + 7,0%. Dabei stieg auf bereinigter Basis der Provisionsüberschuss aus dem Wertpapier- und Depotgeschäft um rund 9%. Hier wirken sich auch der Absatz innovativer Finanzprodukte wie zum Beispiel »HVB Best of Fonds«, »HVB Flex Bonus Zertifikat«, die »HVB 2 x 5% Profianleihe« und das »HVB Höchststand-Zertifikat« positiv aus. Ebenso erhöhten sich die Ergebnisbeiträge aus dem sonstigen Dienstleistungsgeschäft (inklusive Vermittlungsprovisionen) sowie aus dem Kreditgeschäft.

Financial Review Fortsetzung

Handelsergebnis

Sehr erfolgreich entwickelte sich das Handelsergebnis der HVB Group neu. In 2006 lag es mit 768 Mio € mehr als doppelt so hoch wie im Vorjahr (376 Mio €). Dabei erhöhten sich das Ergebnis aus Finanzinstrumenten der Kategorie »Held for Trading« um 209 Mio € auf 673 Mio € im Wesentlichen aus höheren handelsinduzierten Dividendenerträgen (+184 Mio € auf 320 Mio €) und durch einen Anstieg bei den kursbezogenen Geschäften um rund ein Viertel auf 112 Mio €. In 2006 weisen wir im Handelsergebnis erstmals Realisierungserfolge aus Private Equity-Transaktionen (38 Mio €) aus (früher im Finanzanlageergebnis enthalten).

Sonstige Aufwendungen und Erträge

Der Saldo aus Sonstigen Aufwendungen und Erträgen beläuft sich auf 32 Mio €. Im Vorjahr ergab sich auf Grund von Verlustübernahmen ein negativer Saldo (–311 Mio €). Die Verlustübernahmen des Geschäftsjahrs 2005 betreffen mit 256 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrags mit der HVB AG. Sie beinhalten die Verluste von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG, der im Geschäftsjahr 2005 nicht konsolidiert war. Zum 1. Januar 2006 wurden die wesentlichen Gesellschaften des Teilkonzerns HVB Immobilien AG im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen.

Verwaltungsaufwand

Die Verwaltungsaufwendungen der HVB Group neu reduzierten sich gegenüber dem Vorjahr um 4,9% auf 3695 Mio €. Dabei blieb der Personalaufwand trotz höherer Aufwendungen für erfolgsabhängige Bonuszahlungen im Segment Markets & Investment Banking stabil (+0,2%), während die anderen Verwaltungsaufwendungen um 7,5% zurückgingen und sich die Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände deutlich um 24,2% reduzierten. Konsolidierungs- und Währungseffekte wirkten sich 2006 im gesamten Verwaltungsaufwand per saldo mit 11 Mio € aufwandsmindernd aus. Dabei wurden die aufwandserhöhenden Effekte aus der Erstkonsolidierung des Teilkonzerns HVB Immobilien AG mit aufwandsmindernden Effekten aus der Entkonsolidierung der Activest Gesellschaften kompensiert, sodass der um Konsolidierungs- und Währungseffekte bereinigte Rückgang gegenüber dem Vorjahr bei 4,6% liegt.

Operatives Ergebnis

Im kräftigen Anstieg des operativen Ergebnisses der HVB Group neu um 70,0% auf 2257 Mio € zeigt sich, dass wir die bereits in den Vorjahren eingeleitete stetige Verbesserung unseres operativen Geschäftsergebnisses im Berichtsjahr verstärkt fortsetzen und unsere finanziellen Ziele mehr als erreichen konnten. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Diese Produktivitätssteigerung führte zu einer um 12,4%-Punkte auf 62,1% deutlich verbesserten Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen).

Zuführungen zu Rückstellungen

Der Saldo Zuführungen zu Rückstellungen erhöhte sich auf 164 Mio € nach 87 Mio € im Vorjahr. Darunter fällt als größter Einzelposten eine Rückstellung für Mietgarantien bezogen auf frei werdende Gebäudeflächen, die im Rahmen von Flächenoptimierungen künftig nicht mehr bankgeschäftlich genutzt werden. Auf Grund des Wegfalls der Nutzung von Flächen wurden die bestehenden Miet-/Leasingverträge zu belastenden Verträgen, für die Rückstellungen zur Erfüllung von vertraglichen Verpflichtungen aus so genannten belastenden Verträgen gemäß IAS 37.66 in Höhe von 60 Mio € zu bilden sind. Dies führt zu einer Entlastung unserer Erfolgsrechnungen der künftigen Jahre. Daneben sind in dieser GuV-Position weitere Rückstellungen für Mietgarantien, sonstige Rückstellungen im Nichtkreditgeschäft sowie Rückstellungen für Prozessrisiken im Kreditgeschäft enthalten.

Abschreibungen für Geschäfts- oder Firmenwerte

Geschäfts- oder Firmenwerte werden seit 1. Januar 2005 entsprechend der Vorschrift des IFRS 3 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren auch 2006 nicht vorzunehmen.

Aufwendungen für Restrukturierungen

Die auch im Rahmen des Zusammenschlusses der HVB Group mit der UniCredit Gruppe entstandenen Restrukturierungsaufwendungen beliefen sich 2006 auf 60 Mio €. Darin sind unter anderem Personalaufwendungen in Höhe von 27 Mio € und Andere Verwaltungsaufwendungen (inklusive Abschreibungen) in Höhe von 28 Mio € enthalten. Die für das Vorjahr ausgewiesenen Restrukturierungsaufwendungen in Höhe von 438 Mio € enthielten im Wesentlichen Zuführungen zu Restrukturierungsrückstellungen überwiegend für Abfindungsregelungen sowie Abschreibungen auf Anlagevermögen und Honorare.

Kreditrisikovorsorge

Die Kreditrisikovorsorge liegt mit 933 Mio € um 46 Mio € oder 4,7% unter dem Niveau des Vorjahres (979 Mio €). Dabei ist die Kreditrisikovorsorge in beiden Jahren durch die beschriebenen Sondereinflüsse belastet. Auch bereinigt um diese Sondereffekte ergibt sich ein Rückgang der Kreditrisikovorsorge um 2,7% auf 878 Mio €.

Finanzanlageergebnis

Das Finanzanlageergebnis der HVB Group neu belief sich im Geschäftsjahr 2006 auf 671 Mio € und ist durch Sondereffekte in Höhe von per Saldo 630 Mio € positiv beeinflusst.

Zu diesen Sondereffekten zählen Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften (543 Mio €) und dem teilweisen Verkauf unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €) sowie Bewertungsaufwendungen in Höhe von 130 Mio € aus dem am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios.

Daneben wurden Realisierungsgewinne aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) im ersten Quartal 2006 und an der Lufthansa AG (40 Mio €) im zweiten Quartal 2006 vereinnahmt, die teilweise durch Entkonsolidierungsverluste bzw. Abschreibungen auf Investmentproperties kompensiert wurden.

Im Vorjahr stellten die größten Ertragsposten die Gewinne aus der teilweisen Veräußerung unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft (208 Mio €) und die Gewinne aus dem Verkauf der Anteile an Rhön-Klinikum AG (36 Mio €) und an der Premiere AG (63 Mio €) dar. Diese wurden teilweise durch einmalige Aufwendungen in Höhe von 225 Mio € im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds kompensiert.

Andere nicht operative Aufwendungen

In der GuV-Position »Andere nicht operative Aufwendungen« werden Aufwendungen in Höhe von 153 Mio € ausgewiesen, die aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien Held for Trading und aFVtPL resultieren (»changes in accounting estimates« gemäß IAS 8.32 ff.). Es handelt sich dabei um einen in dieser Größenordnung einmaligen Effekt aus der erstmaligen Anwendung des Fair-Value-Abschlags, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trägt und damit die Qualität unserer konservativen Marktwertermittlung erhöht.

Ergebnis vor Steuern

Das Ergebnis vor Steuern der HVB Group neu belief sich inklusive der erwähnten Sondereffekte auf 1618 Mio € nach –107 Mio € im Vorjahr. Bereinigt um die Sondereffekte hätte das Ergebnis vor Steuern 2006 mit 1256 Mio € immer noch um mehr als das Dreifache über dem bereinigten Vorjahresergebnis (408 Mio €) gelegen.

Ertragsteuern

Im Berichtsjahr weisen wir bei den Ertragsteuern einen Steuerertrag von 125 Mio € aus (2005: Ertragsteueraufwand von 14 Mio €), der sich aus einem Aufwand aus tatsächlichen Ertragsteuern in Höhe von 199 Mio € und einem Ertrag aus latenten Steuern in Höhe von 324 Mio € zusammensetzt.

Die im Verhältnis zum Ergebnis vor Steuern (1618 Mio €) optisch niedrigen tatsächlichen Ertragsteuern (199 Mio €) sind im Wesentlichen auf steuerfreie Erträge zurückzuführen. Daneben wirkte sich die Aktivierung des abgezinsten Körperschaftsteuerguthabens früherer Jahre auf Grund neuer steuerrechtlicher Vorschriften begünstigend aus.

Der latente Steuerertrag resultiert hauptsächlich aus der Erhöhung des Ansatzes von bisher nicht bilanzierten aktiven latenten Steuern auf den inländischen Verlustvortrag der HVB AG.

Financial Review Fortsetzung

Fremdanteile am Ergebnis und Gewinn
Vom Ergebnis nach Steuern entfallen 103 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erwirtschafteten wir einen Gewinn in Höhe von 1640 Mio € nach einem durch Sondereffekte entstandenen Verlust im Vorjahr (–127 Mio €). Bereinigt um die erwähnten Sondereffekte beider Jahre konnten wir mit 1128 Mio € in 2006 den Vorjahresgewinn (290 Mio €) fast vervierfachen.

Die Eigenkapitalrentabilität der HVB Group neu (gemessen am durchschnittlichen IFRS-Eigenkapital der HVB Group gesamt, das gemäß der durchschnittlichen Risikoaktiva auf die fortzuführenden und aufgegebenen Geschäftsbereiche verteilt wird) beläuft sich vor Steuern auf 19,3% und nach Steuern auf 22,1%. Bereinigt um Sondereffekte liegen die Werte bei 15,0% vor Steuern und 15,2% nach Steuern. Ab dem Geschäftsjahr 2007 werden wir die Berechnung der Eigenkapitalrentabilität auf die Steuerlogik der UniCredit Gruppe anpassen.

Segmentergebnis nach neuen Divisionen
Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1618 Mio € haben die Divisionen

Privat- und Geschäftskunden	117 Mio €
Wealth Management	746 Mio €
Firmen- & Kommerzielle Immobilienkunden	531 Mio €
Markets & Investment Banking	969 Mio €
Sonstige/Konsolidierung	–745 Mio €

beigetragen.

Die Erfolgsrechnungen der einzelnen Segmente, die Inhalte und Zielsetzungen der Divisionen sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten haben wir in den Notes 21 »Erläuterungen zur Segmentberichterstattung nach Divisionen« und 22 »Erfolgsrechnung nach Divsionen« beschrieben.

FINANZ- UND VERMÖGENSLAGE

Bilanzvolumen
Die Bilanzsumme der HVB Group gesamt belief sich per 31. Dezember 2006 auf 508,0 Mrd €, gegenüber dem Vorjahresultimo bedeutet dies eine Zunahme von 14,4 Mrd € oder 2,9%.

Das bilanzielle Eigenkapital beläuft sich auf nunmehr 20,0 Mrd €, darin enthalten sind 3,3 Mrd € Anteile in Fremdbesitz. Der Zuwachs des Eigenkapitals um 4,6 Mrd € resultiert im Wesentlichen aus dem erwirtschafteten Gewinn (4,4 Mrd €), der mit 3,8 Mrd € den anderen Gewinnrücklagen zugeführt wird und in Höhe von 0,6 Mrd € als Konzerngewinn ausgewiesen wird.

Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow-Hedges weisen wir innerhalb des bilanziellen Eigenkapitals in der Hedge-Rücklage aus. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen; deshalb hat die Hedge-Rücklage isoliert betrachtet keine ökonomische Aussagekraft. Insbesondere liegt kein Eigenkapitalverzehr vor, da den negativen Wertänderungen der Derivate in den Bilanzposten angewachsene stille Reserven gegenüberstehen. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt.

Gemäß IFRS 5 hat ein Unternehmen Bilanzinformationen darzustellen und anzugeben, die es den Abschlussadressaten ermöglichen, die finanziellen Auswirkungen von aufgegebenen Geschäftsbereichen und zur Veräußerung gehaltener langfristiger Vermögenswerte oder Veräußerungsgruppen zu beurteilen.

Deshalb sind in der Bilanz Vermögensgegenstände und Verbindlichkeiten aufgegebener Geschäftsbereiche sowie zusätzlich zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen in separaten Bilanzposten auszuweisen.

Damit sind in den übrigen Bilanzpositionen (Ausnahme Eigenkapital) des Berichtsjahrs nur die Werte der fortzuführenden Geschäftsbereiche ohne zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen sowie ohne entsprechende Verbindlichkeiten enthalten. Vorjahreswerte werden nicht angepasst. Deshalb sind die einzelnen Bilanzposten nicht mit denen des Vorjahres vergleichbar. Zur Erhöhung der Transparenz und zur besseren Beurteilung der finanziellen Entwicklung gegenüber dem Vorjahr haben wir zusätzlich im Konzernabschluss eine pro forma Bilanz sowie die zugrunde gelegten Prämissen in der Note »Pro forma Bilanz« aufgenommen. Dabei stellen wir sowohl im Berichtsjahr 2006 als auch in der Vorjahresperiode auf die fortzuführenden Bereiche ab.

Im Nachfolgenden erläutern wir nur noch die Entwicklungen der einzelnen Bilanzposten der pro forma Bilanz der HVB Group neu.

Die Bilanzsumme der HVB Group neu nahm um 6,6 Mrd € bzw. 1,9% auf 358,3 Mrd € zu. Zur Ausweitung der Aktiva der HVB Group neu trugen vor allem die gestiegenen Handelsaktiva (+ 18,6 Mrd €) und die Forderungen an Kreditinstitute (+ 6,1 Mrd €) bei, während die Forderungen an Kunden auch durch weiteren Portfolioabbau um 15,2 Mrd € und die Finanzanlagen um 7,1 Mrd € zurückgingen. Die auf der Aktivseite als Abzugsposten enthaltenen Wertberichtigungen auf Forderungen reduzierten sich um 3,2 Mrd €.

Die Refinanzierung wurde dem erhöhten Aktivvolumen angepasst. Dabei stiegen auf der Passivseite vor allem die Verbindlichkeiten gegenüber Kreditinstituten (+ 13,2 Mrd €). Dagegen reduzierten sich unter anderem die verbrieften Verbindlichkeiten (– 6,8 Mrd €). Das Eigenkapital erhöhte sich um 1,4 Mrd € im Wesentlichen aus dem im Berichtsjahr erzielten Gewinn.

Risikoaktiva, Kapitalquoten und Liquidität, HVB Group gesamt

Die Risikoaktiva der HVB Group gesamt gemäß KWG (ohne Marktrisiken) verringerten sich gegenüber dem Vorjahresultimo 2005 um 13,2 Mrd € auf 219,3 Mrd €. Ausschlaggebend hierfür war unter anderem die Entkonsolidierung der Bank BPH S.A. und ihrer Tochterunternehmen mit insgesamt 9,4 Mrd € Risikoaktiva sowie die im Folgenden genannten Verbriefungsaktivitäten.

Die Risikoaktiva der HVB Group neu betrugen am Jahresende 137,4 Mrd €.

Die HVB Group gesamt hat 2006 ihre Verbriefungsaktivitäten mit zwei neuen Verbriefungstransaktionen (Provide A 2006-1 und Promise XXS 2006-1) fortgesetzt. Das hierdurch neu ausplatzierte Kreditvolumen belief sich zum Jahresende auf 7,0 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 5,7 Mrd €. In 2006 sind hingegen die Transaktionen Amadeus Lombard Sec. No. 1, Promise A 2000-1, Promise A 2002-1 sowie Promise Austria 2002-1 mit einem Gesamtkreditvolumen von 1,8 Mrd € ausgelaufen. Hierdurch ist eine Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 1,6 Mrd € entfallen.

Das Kernkapital der HVB Group gesamt gemäß KWG belief sich zum Jahresende 2006 auf 18,3 Mrd €, die Eigenmittel auf 27,1 Mrd €. Damit ergibt sich eine Kernkapitalquote (exkl. Marktrisikopositionen) in Höhe von 8,4% und eine Eigenmittelquote von 11,8%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das Jahr 2006 auf durchschnittlich 1,2 (2005: 1,2).

Unternehmenskäufe und -verkäufe

Erläuterungen zu Veränderungen bezüglich der in den Konzernabschluss einbezogenen Gesellschaften sind in der Note 4 »Konsolidierungskreis« dargestellt.

VORGÄNGE NACH DEM 31. DEZEMBER 2006

Auf der außerordentlichen Hauptversammlung vom 25. Oktober 2006 hat die HVB AG die Verträge zur Veräußerung der Töchter BA-CA und HVB Bank Ukraine an die UniCredit, der Töchter IMB und AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA sowie der Aktiva und Passiva der HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zur Zustimmung vorgelegt. Die Hauptversammlung hat mit jeweils mehr als 99,4% der abgegebenen Stimmen den Verträgen zugestimmt.

Financial Review Fortsetzung

Vollzugsvoraussetzung für die Transaktionen war neben der Erteilung der behördlichen Genehmigungen jeweils ein Vorstandsbeschluss auf Basis eines Rechtsgutachtens eines externen Beraters, dass die zugrunde liegenden Hauptversammlungsbeschlüsse vom 25. Oktober 2006 keine Fehler aufweisen, die einem Vollzug entgegenstehen. Der Vorstand hat am 9. Januar 2007 einen entsprechenden Beschluss gefasst. Daraufhin wurden übertragen:
- der Anteil der HVB AG an der BA-CA in Höhe von 77,53% an die UniCredit gegen Zahlung von 109,81 € pro Aktie (entsprechend einem Gesamtkaufpreis von insgesamt rund 12,5 Mrd € in bar) am 9. Januar 2007,
- die 100%ige Beteiligung der HVB AG an der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA zu einem Kaufpreis von 35 Mio € in bar zuzüglich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) von rund 40 Mio € am 10. Januar 2007 und
- die Beteiligung der HVB AG an der IMB in Höhe von 70,26% zuzüglich der Optionen auf weitere 2,79% an der IMB zu einem Kaufpreis von insgesamt 1070 Mio € in bar an die BA-CA am 11. Januar 2007.

Wegen noch ausstehender aufschiebender Bedingungen sind zum Zeitpunkt der Aufstellung des Jahresabschlusses hingegen noch nicht übertragen:
- die 100%ige Beteiligung der HVB AG an der HVB Bank Ukraine an die UniCredit gegen Zahlung von 83 Mio € in bar sowie
- die Aktiva und Passiva der HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zu einem Kaufpreis von 1 Mio € bzw. 9 Mio € zuzüglich der Differenz zwischen dem Buchwert der übertragenen Vermögenswerte und der übernommenen Verbindlichkeiten.

Die UniCredit hat am 23. Januar 2007 bekannt gegeben, die Anteile der Minderheitsaktionäre der HVB AG erwerben zu wollen (Squeeze-Out). Die HVB AG wird auch nach dem Squeeze-Out weiterhin als Aktiengesellschaft und operativ eigenständiges Institut agieren. Die HVB Group neu wird das Kompetenzzentrum für das gesamte Investment Banking der UniCredit Gruppe sein. Außerdem wird sie ihre Marktstellung im Geschäft mit Privat- und Geschäftskunden, mit Firmen- und gewerblichen Immobilienkunden sowie im Wealth Management in Deutschland mit dem Ziel profitablen Wachstums deutlich ausbauen.

AUSBLICK

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zurzeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risk Report detaillierter dargestellten Risiken resultieren. Die Aussagen im Ausblick für die HVB Group basieren auf der Struktur der HVB Group neu zum Jahresbeginn 2007.

Gesamtwirtschaftlicher Ausblick 2007

Das globale Wachstum wird sich 2007 voraussichtlich etwas abschwächen. Dabei steht aber keine harte Landung der Weltwirtschaft bevor. Mit knapp 4,5% dürfte der BIP-Zuwachs nur wenig hinter den des vergangenen Jahres zurückfallen. Gleichzeitig wird das weltweite Wachstum ausgeglichener. Den USA dürfte eine weiche Landung gelingen (2007: +2,1%). Der Euroraum und Japan werden dem Vernehmen nach ähnlich stark wachsen wie die amerikanische Wirtschaft. Die asiatischen Schwellenländer bzw. China sollten an der Spitze der Wachstumsliga (knapp +8% bzw. knapp +9,5%) bleiben.

In den USA werden die Probleme im Immobilien- und Autosektor zunächst noch bremsend wirken. Entlastung kommt dagegen von den niedrigeren Energiepreisen, die die Kaufkraft der privaten Verbraucher erhöhen. Das günstige Finanzmarktumfeld dürfte hier unterstützend wirken. Die Wachstumsabschwächung in den USA dürfte bereits im ersten halben Jahr 2007 ausklingen; im zweiten Halbjahr sollte sich die Investitionstätigkeit beleben, sodass die US-Wirtschaft wieder an Fahrt gewinnen und in Richtung ihres langfristigen Wachstumspotenzials zurückkehren kann. Für das Gesamtjahr dürfte dies ein Wachstum von knapp über 2,0% gegenüber dem Vorjahr bedeuten. Die japanische Wirtschaft wird 2007 voraussichtlich mit gut 2% BIP-Zuwachs zum vierten Mal in Folge über ihrem langfristigen Wachstumsdurchschnitt liegen. Exporte und Unternehmensinvestitionen bleiben dort wichtige Stützen der Konjunktur. Hinzu dürfte eine deutliche Erholung des privaten Verbrauchs kommen. Im Zuge der guten Wirtschaftsentwicklung wird der bisher nur sehr geringe Aufwärtstrend bei den Verbraucherpreisen dem Vernehmen nach etwas zunehmen. Die Bank of Japan dürfte daher in diesem Jahr noch zwei moderate Zinserhöhungen auf dann 0,75% vornehmen.

Im Euroraum sollte das Wachstum im laufenden Jahr zwar robust bleiben, wird im Rahmen eines längerfristigen Normalisierungsprozesses jedoch etwas an Fahrt verlieren. Darauf deuten nicht zuletzt auch die Frühindikatoren, die zwar etwas rückläufig sind, sich aber immer noch auf sehr hohem Niveau bewegen. Vor allem in den Unternehmen dürfte die Stimmung nach wie vor gut sein. Die Inlandsnachfrage wird sich voraussichtlich weiter beleben, auch als Folge eines nachhaltigen Beschäftigungszuwachses. Allerdings werden sich infolge der weltweiten leichten Abschwächung auch die Exportaussichten etwas eintrüben. Im Gesamtjahr 2007 dürfte der BIP-Anstieg im Euroraum daher bei etwa 2% liegen. In Deutschland wird sich wahrscheinlich das Wachstum mit einem BIP-Anstieg von knapp 2% etwas abschwächen. Das liegt vor allem an den leicht getrübten Exportaussichten auf Grund des schwächeren Wachstums in den USA; hinzu kommt ein zu erwartender leichter Rückgang der im Jahr 2006 noch sehr hohen Wachstumsrate der Unternehmensinvestitionen. Des Weiteren könnte die zum Jahresanfang in Kraft getretene Mehrwertsteuererhöhung zu Vorzieheffekten führen und im Gegenzug den privaten Konsum vor allem zu Beginn des Jahres 2007 etwas zurückfallen lassen. Der anhaltende Anstieg der sozialversicherungspflichtigen Beschäftigung sollte einen eventuellen Rückgang beim privaten Verbrauch jedoch dämpfen und im Jahresverlauf für eine moderate Konsumerholung sorgen.

Branchenentwicklung 2007

Nach unserer Einschätzung wird es im Verlauf des Jahres 2007 zu einer weiteren Stabilisierung des Wirtschaftswachstums kommen. Von diesen positiven konjunkturellen Aussichten sollte auch die Finanzdienstleistungsbranche profitieren. Wir gehen daher davon aus, dass vor dem Hintergrund der fortgesetzten Nachfrage nach Bankdienstleistungen die Banken sowohl im Privatkunden- als auch im Firmenkundengeschäft Ertragszuwächse verzeichnen werden. Zudem steht zu erwarten, dass sich das positive gesamtwirtschaftliche Umfeld günstig auf die Risikovorsorge auswirken wird, und auch die Verwaltungsaufwendungen dürften etwas weniger stark steigen als im Jahr 2006. Im Jahr 2008 werden die Gewinnsteigerungen der deutschen Banken dann wohl nur leicht geringer ausfallen als 2007.

Die Europäische Zentralbank wird den Leitzins im Verlauf des Jahres voraussichtlich noch zwei Mal um jeweils 25 Basispunkte anheben. Dafür sprechen die stabile konjunkturelle Entwicklung, die die Gefahr von Zweitrundeneffekten bei der Inflation birgt sowie eine weiterhin sehr reichliche Liquiditätsversorgung. Die amerikanische Notenbank Fed wird dagegen den Leitzins im laufenden Jahr voraussichtlich nur leicht um 25 Basispunkte senken. Die Langfristzinsen dürften in den USA infolge des etwas schwächeren Wirtschaftswachstums weitgehend in etwa auf dem Niveau vom Jahresende 2006 bei 4,7% bleiben. Auch die deutschen Renditen sollten nur äußerst moderat auf 4,1% ansteigen. Der US Dollar dürfte sich auf Grund der weiteren Reduktion des Zinsvorsprungs der USA bis zum Jahresende auf die Marke 1,34 zubewegen.

Gesamtwirtschaftlicher Ausblick 2008

Im Jahr 2008 wird die Weltwirtschaft voraussichtlich ähnlich robust wachsen wie bereits im Jahr 2007. Dies gilt hauptsächlich für die USA, deren Wachstum sich leicht beschleunigen sollte. Die europäische und die deutsche Wirtschaft sollten dagegen die Wachstumsraten des Jahres 2007 beibehalten.

Financial Review Fortsetzung

Eckdaten für die Planung 2007
Unsere Planung beruht auf konservativen Prämissen:
- der globale Aufschwung verliert etwas an Fahrt,
- das Wachstum des Bruttoinlandsprodukts in Deutschland liegt bei knapp 2%,
- die Inflationsrate steigt infolge der Mehrwertsteuererhöhung auf gut 2%,
- die langfristigen Zinsen bleiben in der Nähe von 4%,
- bei den Unternehmensinsolvenzen setzt sich die Entspannung noch leicht fort.

Entwicklung der HVB Group
Der Gewinn pro Aktie soll für die gesamte UniCredit Gruppe auf 0,56 € für das Jahr 2007 gesteigert werden.

Die HVB Group neu wird als integraler Bestandteil dieser Gruppe wesentliche Ergebnisbeiträge zur Erreichung dieses Ziels leisten.

Ausgehend von unserer guten operativen Performance im Berichtsjahr planen wir nach dem Verkauf unserer Aktivitäten in Österreich und Zentral- und Osteuropa für die HVB Group neu auf Basis des bestehenden Konsolidierungskreises bei nur leicht ansteigenden Verwaltungsaufwendungen eine weitere spürbare Verbesserung der operativen Erträge, was zu einer Verbesserung der Cost-Income-Ratio führen wird.

Treiber der verbesserten operativen Erträge sollen dabei das Handelsergebnis sowie ein stärkerer Provisionsüberschuss durch innovative Produkte für Privat- und Firmenkunden sein.

Die Kreditrisikovorsorge wird sich auf dem Niveau des letzten Jahres einpendeln.

Die HVB Group neu ist das Kompetenzzentrum für die Investment-Banking-Aktivitäten der UniCredit Gruppe. Derzeit wird die Möglichkeit überprüft, die in einer virtuellen Struktur zusammengefassten Aktivitäten bei der HVB Group neu zu bündeln. In einem ersten Schritt sollen wesentliche geschäftliche Aktivitäten der UniCredit Banca Mobiliare (UBM), der Investmentbank der UniCredit, in die HVB Group neu integriert werden. Der Zeitpunkt und die Art des Einbringens sollen kurzfristig abschließend geklärt werden.

Mit der Veräußerung der BA-CA, der AS UniCredit Bank und der IMB Anfang Januar 2007, verbesserte sich die Kernkapitalquote in einer Pro-forma-Berechnung auf 15,6%.

Chancen aus der Entwicklung der Rahmenbedingungen und der künftigen Geschäftspolitik
Im Rahmen des Zusammenschlusses mit der UniCredit Gruppe und durch den Verkauf der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa sowie in Russland, der Ukraine und im Baltikum ergeben sich für die HVB Group interessante neue Möglichkeiten nach einer Periode der Transformation und Integration wieder organisch und im Rahmen von Akquisitionen weiter zu wachsen:
- Nutzung sich ergebender Chancen aus Veränderungs- und Konsolidierungsprozessen in Deutschland, im Rahmen eines klar auf Deutschland fokussierten und spezialisierten Geschäftsmodells.
- Nutzung der Erfolgspotenziale, die sich aus dem konzentrierten Ausbau der Investment-Banking-Aktivitäten ergeben.

- Aussichten der HVB Group auf hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum als Teil einer europäischen Bankengruppe mit einem einzigartigen Wettbewerbsprofil in den zentral- und osteuropäischen Märkten.
- Nutzung der günstigeren Möglichkeiten zur Refinanzierung durch eine nachhaltig verbesserte und gesicherte Kapitalausstattung, die auch Einfluss auf Ratingbewertungen haben kann.
- Vorteil durch die nunmehr hohe Kapitalausstattung und Liquidität der HVB Group, sich ergebende Chancen am Markt schnell und flexibel wahrnehmen zu können.
- Verringerung von regionalen Risikopotenzialen und den künftigen Investitionsrisiken daraus.
- Nutzung von Kosten- und Ertragssynergien durch die Optimierung sämtlicher Produktionskapazitäten, der Rationalisierung sich überlappender Funktionen sowie der Optimierung von Prozessen in der Abwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen

Neben den Chancen aus dem Zusammenschluss mit der UniCredit Gruppe, den Verkäufen in Österreich und Zentral- und Osteuropa und der strategischen Neuausrichtung der HVB Group, ergeben sich weitere Chancen durch:
- die weitere Verbesserung der operativen Erträge durch Entwicklung und Nutzung neuer Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- Projekte zur Unterstützung von Kunden, die grenzüberschreitend in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- eine weitere Reduzierung des Verwaltungsaufwands durch striktes Kostenmanagement in Deutschland,
- die Verbesserung der Cross-Selling-Potenziale in allen Kundengruppen,
- die Reduzierung von Risiken durch Veräußerung von nicht-strategischen Vermögensteilen sowie
- die Stärkung der Eigenkapitalbasis auch durch nachhaltiges Ertragswachstum.

Sämtliche dargestellte Chancen werden außerdem von der wirtschaftlichen Entwicklung im Kernmarkt Deutschland wesentlich beeinflusst. Eine wirtschaftliche Erholung mit einhergehender Verbesserung der Erwerbslosenquote und einer positiven Entwicklung auf den Immobilienmärkten bieten einen positiven Hebel für eine weiterhin erfreuliche Entwicklung.

Risk Report

DIE HVB GROUP ALS RISIKONEHMER

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB Group als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB Group. Diese beinhaltet bis zu deren Verkauf Anfang Januar 2007 auch die Bank Austria Creditanstalt-Gruppe sowie weitere Einheiten in Zentral- und Osteuropa.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Divisionen und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

MANAGEMENT UND ÜBERWACHUNG DER RISIKEN IN DER HVB GROUP

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Ebene der HVB Group ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Divisionen risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Divisionen setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie in der HVB Group ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Risikoanalyse

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Risikokontrolle

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Vorstand der HVB Group vorgegebenen Kompetenzen in den Händen der Divisionen. Auf Ebene der HVB Group sind als wesentliche Gremien das Strategische Kreditkomitee und das Asset Liability Committee zu nennen.

Strategisches Kreditkomitee (SKK)

Strategische Fragestellungen werden im Strategischen Kreditkomitee (SKK) als übergreifendes Steuerungs- und Entscheidungsgremium erörtert und entschieden. Davon unberührt ist die Entscheidungshoheit des Vorstands über nicht delegierbare Sachverhalte und solche, welche die Mindestanforderungen an das Risikomanagement (MaRisk) betreffen.

Schwerpunktmäßig werden im SKK Kreditgrundsätze, die Risikostrategie der HVB Group sowie divisionsbezogene Risikostrategien, Kreditportfolioreviews und -maßnahmen, die Festlegung der Risikotoleranz, Risikoklassifizierungsverfahren, Grundsätze der Kreditorganisation, risikorelevante Aspekte hinsichtlich Prozess-/Bearbeitungsstandards im Kreditgeschäft, wesentliche Änderungen bzw. Neuerungen im Produktangebot des Aktivgeschäfts sowie die Höhe der Risikoprämien (Verrechnungspreise) und Länderlimite behandelt.

Unter Vorsitz des Chief Risk Officers sind im SKK alle Divisionen sowie von der Marktfolge Risk Control, Recovery Management und Credit & Risk Management vertreten.

Asset Liability Committee
Das Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für die HVB Group. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die Etablierung einheitlicher Methoden im Aktiv-Passiv-Management der HVB Group,
- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital,
- die Abstimmung zwischen dem Bedarf der Divisionen an finanziellen Ressourcen und der Geschäftsstrategie.

Risikoüberwachung
Die Überwachung und Koordination der wesentlichen risikopolitischen Aktivitäten der HVB Group sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr durch den Prüfungsausschuss des Aufsichtsrats, verschiedene Bereiche des Chief Financial Officers sowie die Revision flankiert.

Prüfungsausschuss des Aufsichtsrats
Im Jahr 2006 wurde der Prüfungsausschuss des Aufsichtsrats vom Vorstand in vier Sitzungen über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat zeitnah detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolien und Kreditstrategien. Dies trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung.

Chief Risk Officer
Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert, welche sowohl Aufgaben für die HVB Group als auch für die HVB AG wahrnehmen:

Risk Control
- Der Bereich Risk Control befasst sich mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie dem Risiko aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz in der HVB Group. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Vorstand der HVB Group sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus ist Risk Control für die Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen in der HVB Group zuständig. Ab dem 2. Quartal 2007 wird die Struktur von Risk Control an die veränderte Zuständigkeit innerhalb der UniCredit Gruppe angepasst.

Credit & Risk Management
- Im Bereich Credit & Risk Management sind die kreditbearbeitenden Einheiten des Individualgeschäfts im Sinne der aufsichtsrechtlichen MaRisk des ehemaligen Geschäftsfelds Deutschland sowie für Nordamerika, Lateinamerika und Asien gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft in den neu geschaffenen Divisionen Privat- und Geschäftskunden, Wealth Management sowie Firmen- & Kommerzielle Immobilienkunden ab. Unterstützt werden diese Einheiten durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft der genannten Divisionen sowie generell für das Kreditgeschäft der Division Markets & Investment Banking in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwert im Sinne einer branchenorientierten Risikosteuerung an.

Chief Credit Risk Officer
- Die Funktion des Chief Credit Risk Officers wurde zum 31. Januar 2006 aufgelöst. Die ihm untergeordneten Bereiche Restrukturierung und Workout werden seither vom Bereich Recovery Management verantwortet. Die Kreditverantwortung für Amerika und Asien wurde vom Bereich Credit & Risk Management übernommen, wohingegen die Creditpolicy inzwischen vom Bereich Risk Control verantwortet wird. Die Kreditverantwortung für Financial Institutions wurde auf den Bereich Credit Risk Banks, Institutions & Country Risk übertragen. Die ursprünglich vom Chief Credit Risk Officer betreuten Aufgaben des Risikovorsorge Forecasts und der Portfolioanalysen liegen nun in der Verantwortung des Bereichs Recovery Management. Die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft werden vom Risk Control verantwortet.

Risk Report Fortsetzung

Immobilien-Bewertung und Consulting

- Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios, die regelmäßige Fortschreibung und das Monitoring von Immobilienwerten sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung in Bezug auf grundpfandrechtliche Sicherheiten sowohl für das Pfandbriefgeschäft als auch für die Eigenkapitalbemessung nach Basel II.

Chief Financial Officer

Folgende Bereiche des Chief Financial Officers unterstützen neben den Bereichen Tax Affairs sowie Anteilsbesitz die Risikoüberwachung:

Accounting

- Der Bereich Accounting ist durch Analyse seiner monatlich erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet.

Regulatory Reporting

- Der Bereich Regulatory Reporting hat die bankaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Asset Liability Management

- Der Bereich Asset Liability Management verantwortet die Steuerung der kurz- und langfristigen Liquidität innerhalb der HVB Group zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der entsprechenden Einheiten. Zu den weiteren Aufgaben von Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Darüber hinaus verantwortet der Bereich das Risikomanagement unserer Finanzanlagen. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank.

Zudem sind Bereiche des Chief Financial Officers – gemeinsam mit dem Bereich Risk Control – in die Aktivitäten unseres Basel II Projekts eingebunden.

Revision

- Die Revision ist als unabhängiger organisatorischer Bereich direkt dem Vorstandssprecher unterstellt und für den Vorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Überdies hat sie auch einen Auftrag innerhalb der gesamten HVB Group. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.
  Gemäß den MaRisk werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.
  Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Außerdem wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter der Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2006 wider. Im Zuge der Integration der HVB Group in die UniCredit Gruppe kann es zu weiteren organisatorischen Anpassungen kommen.

Falls erforderlich, wird im Risk Report zwischen HVB Group gesamt (einschließlich Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen zu definieren sind) und HVB Group neu (ohne Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen zu definieren sind) differenziert.

RISIKOARTEN UND -MESSUNG

1 Relevante Risikoarten

In der HVB Group differenzieren wir nach folgenden Risikoarten:
- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikoarten werden im Rahmen der Risikokapitalermittlung auf Ebene der HVB Group aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäftseinheiten der HVB Group als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risk Reports aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB Group damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II sowie Mindestanforderungen an das Risikomanagement) Rechnung. Zusätzlich finden im Rahmen der Integration in die UniCredit Gruppe Methodenabgleiche statt.

GESAMTBANKSTEUERUNG

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Divisionen sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wird die duale Gesamtbanksteuerung weiter mit der Steuerung der UniCredit Gruppe harmonisiert.


Ergebnisanspruch
des Kapitalmarkts an HVB Group
Verzinsungsansprüche auf
Kapitalressourcen
Gebundenes
Kernkapital
Trägt den bank-
aufsichtsrechtlichen
Anforderungen
Rechnung
Risikokapital
Trägt dem
ökonomischen
Risiko Rechnung
Ressourcenoptimierung

Risk Report Fortsetzung

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Divisionen wird für Zwecke der Planung eine Kernkapitalunterlegung bezogen auf das Risikoaktivaäquivalent für Kredit- und Marktrisiken von durchschnittlich 6,8% eingefordert. Ferner wird auf das durchschnittlich gebundene Kernkapital – für diesen Zweck ohne Hybridkapital – der Verzinsungsanspruch abgeleitet.

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva, alternativ mit bzw. ohne Berücksichtigung der mit dem Faktor 12,5 gewichteten Marktrisikopositionen),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Weiterführende Details zu diesen Quoten in 2006 sind im Financial Review sowie in den Notes (Nummer 76) dieses Geschäftsberichts zu finden.

Risikokapital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2006		2005	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Risikoarten				
Marktrisiko	174	2,2	278	3,4
Adressrisiko	1763	22,3	3273	39,8
Geschäftsrisiko	595	7,5	1098	13,3
Operationelles Risiko	791	10,0	1056	12,8
Risiko aus bankeigenem Immobilienbesitz	259	3,2	347	4,2
Risiko aus Anteils- und Beteiligungsbesitz	584	7,4	2181	26,5
HVB Group neu	**4166**	**52,6**		
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene				
langfristige Vermögenswerte oder Veräußerungsgruppen	3751	47,4		
HVB Group gesamt	**7917**	**100,0**	**8233**	**100,0**
Risikodeckungsmasse				
HVB Group gesamt[1]	**21947**		**18807**	
Auslastung in %				
HVB Group gesamt[1]	**36,1**		**43,8**	

1 Anpassung der Vorjahreswerte wegen rückwirkender Anpassung des IFRS Ausweises.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:
- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende Acht-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß KWG durch.
- Das Asset Liability Committee wird monatlich über die Ist Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.
- Der Gesamtvorstand wird monatlich über die Risikoaktiva Budgetauslastung der Divisionen in Kenntnis gesetzt.

3 Ökonomische Kapitaladäquanz

Das von den Divisionen jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Vorstand der HVB Group werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Unser aggregiertes Risikokapital (einschließlich Fremdanteile) für die HVB Group gesamt beläuft sich nach Berücksichtigung aller Risiko mindernden Portfolioeffekte zum 31. Dezember 2006 auf 7,9 Mrd € und ist damit gegenüber dem Vorjahr insgesamt um 3,8% gefallen. Davon entfällt auf die HVB Group neu 4,2 Mrd €.

Im Berichtsjahr steht die Aufgabe von Geschäftsbereichen und der Verkauf von Vermögensgegenständen auch beim Risikokapital im Fokus. Der darauf entfallende Risikokapitalwert per 31. Dezember 2006 beträgt 3,75 Mrd €. Der Rückgang gegenüber dem 31. Dezember 2005 ist hauptsächlich geprägt durch den Verkauf der BPH Group und Activest Geschäftseinheiten an die UniCredit Gruppe. Im Risikokapital der HVB Group neu macht sich besonders die Reduzierung unseres Beteiligungsbesitzes, vornehmlich durch die weitere Verminderung unseres Anteilbesitzes an der Münchener Rückversicherungs-Gesellschaft AG, auf rund 0,6 Mrd € bemerkbar. Das Risikokapital für Adressrisiko bleibt mit 1,8 Mrd € und einem Anteil von 22,3% die wichtigste Risikoposition.

Risikokapital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2006		2005[1]	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	571	7,2	707	8,6
Wealth Management	138	1,7	116	1,4
Firmen- & Kommerzielle Immobilienkunden	688	8,7	830	10,1
Markets & Investment Banking	1545	19,5	1114	13,5
Sonstige/Konsolidierung	1224	15,5	1695	20,6
HVB Group neu	**4166**	**52,6**	**4462**	**54,2**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen[2]	3751	47,4	3771	45,8
HVB Group gesamt	**7917**	**100,0**	**8233**	**100,0**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006.
2 Position beinhaltet für 2005 auch die während des Geschäftsjahrs 2006 verkauften Gesellschaften.

Risk Report Fortsetzung

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir unser Risikokapital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse als Bestandteil unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum.

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Ist Ergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse beläuft sich zum Jahresende 2006 für die HVB Group gesamt auf 21,9 Mrd € (vergleichbarer Vorjahreswert: 18,8 Mrd €). Der Anstieg gegenüber dem Vorjahr resultiert vor allem aus einer höheren Rücklagendotierung, einer gestiegenen AfS Rücklage sowie geringerem Genussrechts- und Hybridkapital. Bei einem aggregierten Risikokapital von 7,9 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse von 36,1%.

Auch unter Berücksichtigung der Risikoarten spezifischen Stressergebnisse, verfügten wir auf Ebene der HVB Group gesamt während des gesamten Geschäftsjahrs über einen deutlichen Puffer in der Risikodeckungsmasse.

4 Risikostrategie

Aufbauend auf dem Risikokapital und der Risikotragfähigkeit hat der Vorstand eine zur Geschäftsstrategie konsistente Risikostrategie für 2006 verabschiedet. Für 2007 erfolgte dies für die HVB Group neu, die bereits die Neuausrichtung innerhalb der geplanten Struktur der UniCredit Gruppe und alle relevanten Risikoarten berücksichtigt.

RISIKOARTEN IM EINZELNEN

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

Kreditrisiko

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird bilanziell durch die Bildung von Kreditrisikovorsorge Rechnung getragen, sobald sich konkrete Anhaltspunkte in der Vergangenheit für einen Ausfall ergeben haben (incurred loss). Hiervon getrennt zu sehen ist die abstrakte Erwartung, dass Kunden in der Zukunft ausfallen könnten (Konzept des expected loss und Credit-Value-at-Risk).

Kontrahentenrisiko

- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs-, Wiedereindeckungs- und Barrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss. Das Barrisiko besteht in der Gefahr, dass die Gegenpartei aufgenommene (Bar-)Kredite nicht zurückzahlt. Bei Handelsprodukten ist es für den Geldhandel relevant.

Emittentenrisiko

- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.

Länderrisiko

- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich Geschäfte innerhalb der HVB Group sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB Group die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Verantwortungsbereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Divisionen ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Kreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken der HVB Group.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine für die HVB Group gültige Strategie für Länderrisiken festgelegt und unterjährig mit der Ist Entwicklung abgeglichen.

Messmethodik

Kreditrisiko

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

Bonitätsanalyse

- Sowohl für die Kreditentscheidungen, das Pricing, die zukünftige Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

  Die HVB Group verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit eines Kunden sicher zu stellen.

  Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen (notches) unterschieden wird.

  Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet. In 2006 lag ein Schwerpunkt in der Weiterentwicklung für Privat- und Geschäftskunden.

Internes Adressrisikomodell

- Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir Ausfall bedingte Kredit- und Kontrahentenrisiken in der HVB Group messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und welches jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

Risk Report Fortsetzung

Erwarteter Verlust

– Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlustes wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten »Add-On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen.

Credit-Value-at-Risk

– Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlustes vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.

Szenarioanalysen

– Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB Group zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

Risiko- und marktgerechtes Pricing

– Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.

Umsetzung Basel II

– Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kreditrisiken auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den unsere Bank ab 2008 anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren laufend verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Im Bereich Validierung und Kalibrierung haben wir die bereits für die Bonitätseinstufungsverfahren implementierten

Standardabläufe auf die Schätzung von Verlustquoten und Exposuregrößen übertragen. Dabei werden sowohl Informationen aus der eigenen Verwertungserfahrung der Bank als auch extern verfügbare Benchmarks benutzt. Die Bewertung unserer Sicherheiten erfolgt bereits auf Basis von Recovery-Rates. Diese Abläufe entsprechen aus unserer Sicht den Basel II Anforderungen. Im Berichtsjahr haben wir zudem den so genannten Basel II Rechenkern finalisiert und an die Vorgaben der deutschen Solvabilitätsverordnung angepasst.

Hinsichtlich der Anforderungen der Säulen 2 und 3 gemäß Basel II Regularien bzw. EU Richtlinie haben die betroffenen Bereiche eine umfängliche Prüfung durchgeführt. Die Anforderungen der Säule 2 sind durch die zeitgerechte Umsetzung der MaRisk der deutschen Bankenaufsicht in unserem Haus bereits erfüllt. Hierzu gehören unter anderem die Behandlung von Konzentrationsrisiken, das Stresstesting (einzelner Risikoarten sowie des Gesamtbankrisikos) wie auch die Ermittlung der Risikotragfähigkeit.

Im Rahmen der Teilnahme unseres Hauses an der Quantitative Impact Study QIS 5.0 konnten wir die operativen Risiko Systeme ebenso wie den Basel II Rechenkern bereits nutzen.

Länderrisikomessung

– Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB Group durch den unabhängigen volkswirtschaftlichen Research Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB Group ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel II-Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements. Durch die Verwendung eines internen Portfoliomodells erreichen wir somit schon heute wichtige Steuerungseffekte, die im Zuge der Basel II Einführung zu erwarten sind.

Risikoüberwachung

Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
– Überwachung auf Ebene von Einzelengagements,
– Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Auf Ebene der HVB Group werden Kreditrisiko Konzentrationen gegenüber verbundenen Kreditnehmern bonitätsabhängig und mit einer für alle Tochtergesellschaften einheitlichen Methodik limitiert. Hierzu nutzen wir eine Datenbank, welche alle Engagements gegenüber einem Kreditnehmer innerhalb der HVB Group weltweit zusammenfasst. Damit ist die regelmäßige Information über Kreditrisiko Konzentrationen und ihre Limitierung sichergestellt.

Kontrahenten- und Emittentenrisiken

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung (Ausnahme: Bank Austria Creditanstalt-Gruppe, bei der die Limitüberwachung über separate Systeme erfolgt). Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und zeitnah auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, sodass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Risk Report Fortsetzung

Länderrisiken
Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den MaRisk werden der Vorstand und der Prüfungsausschuss des Aufsichtsrats quartalsweise über das Kreditportfolio informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem divisions-, produkt- oder branchenspezifischem Fokus erstellt.

Quantifizierung und Konkretisierung
Im Berichtsjahr konnte ein Rückgang des Kredit- und Kontrahentenexposures um 34,3 Mrd € (–8,5%) verzeichnet werden. Wesentliche Treiber dieses Rückgangs sind unter anderem der weitere konsequente Abbau des Real Estate Restructuring (RER) Portfolios, der Verkauf der BPH Polen und eine strategisch angestrebte Reduzierung des Kreditportfolios in Deutschland.

Hinsichtlich der Branchengruppen blieb die Struktur des Kreditportfolios trotz der Ausgliederung von mehr als einem Drittel des HVB Group Portfolios im Wesentlichen unverändert, da sich der Rückgang in allen Branchengruppen auswirkte. Die größten Rückgänge ergaben sich in den Branchengruppen Privatkunden sowie bei Banken und Versicherungen.

Die Entwicklung der regionalen Verteilung spiegelt mit dem Rückgang des Exposures in der Region Deutschland die Geschäftsstrategie wider. Der Verkauf der Bank Austria Creditanstalt-Gruppe sowie von weiteren Konzerngesellschaften führt zum fast vollständigen Rückgang des Exposures in Österreich sowie in Zentral- und Osteuropa.

Das Exposure ging in allen Divisionen zwischen 5% und 10% zurück, mit Ausnahme eines Zuwachses in der Division WEM.

Die Qualität des Core Portfolios blieb stabil. Als Core Portfolio wird das Portfolio der HVB Group exklusive der Kreditbestände aus RER bezeichnet. Der Verkauf der Bank Austria Creditanstalt-Gruppe sowie von weiteren Konzerngesellschaften in Zentral- und Osteuropa betraf alle Bonitätsklassen in vergleichbarem Umfang, sodass in jeder Bonitätsklasse ein deutlicher Rückgang resultierte. In den Ausfallklassen 9 und 10 konnte das Exposure nahezu halbiert werden.

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen veränderten Risikobeitrag der Divisionen. Bei der Division Privat- und Geschäftskunden ging sowohl der erwartete Verlust als auch der Value-at-Risk zurück. Bei Markets & Investment Banking stieg der Risikoanteil an und stellt nun auf Grund des großvolumigen Geschäfts knapp die Hälfte des Value-at-Risk-Anteils an dem bei der HVB Group verbleibenden Geschäft. Der Risikoanteil im Geschäft mit Firmen- & Kommerziellen Immobilienkunden ging geringfügig zurück, im Wealth Management blieb er stabil auf niedrigem Niveau.

Risikovorsorgebestand
Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft reduzierte sich im Jahr 2006 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands (3,8 Mrd €) um 3,2 Mrd € auf 6,3 Mrd €.

Kreditrisiken
Für Kreditrisiken haben wir im Jahr 2006 eine Kreditrisikovorsorge in Höhe von insgesamt 0,9 Mrd € gebildet. (Weiterführende Details sind in den Notes (Nummer 35 und 46) dieses Geschäftsberichts zu finden.)

Verteilung des Kredit- und Kontrahenten-exposures nach Branchengruppen

in Mrd €	2006	2005
Branchengruppe		
Privatkunden	51,1	81,5
Banken und Versicherungen	42,1	86,2
Bau	34,6	59,7
Nahrung, Konsum, Dienstleistung	24,5	50,2
Chemie, Gesundheit, Pharma	12,1	13,9
Versorger	11,5	15,0
Verkehr	10,4	13,4
Sonstige	9,1	12,3
Öffentliche Haushalte	8,6	29,5
Maschinenbau, Stahl	6,2	10,7
Elektro, EDV, Kommunikation	6,0	8,1
Fahrzeuge	4,9	8,0
Medien, Druck, Papier	4,7	6,7
Mineralöl	3,9	6,4
HVB Group neu	**229,7**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	137,6	
HVB Group gesamt	**367,3**	**401,6**

Verteilung des Kredit- und Kontrahenten-exposures nach Regionen

in Mrd €	2006	2005
Region		
Deutschland	158,7	185,7
Übriges Europa	39,2	53,6
Nordamerika	13,4	17,6
Sonstige	10,1	19,2
Asien	3,1	3,9
Japan	2,8	2,7
Österreich	1,2	79,4
Zentral- und Osteuropa	1,2	39,5
HVB Group neu	**229,7**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	137,6	
HVB Group gesamt	**367,3**	**401,6**

Risk Report Fortsetzung

Verteilung des Kredit- und Kontrahentenexposures nach Bonitätsklassen – Core Portfolio

	2006		2005[1]	
	in Mrd €	in %	in Mrd €	in %
Bonitätsklasse				
Adressrisikofrei	7,8	2,1	13,5	3,5
Nicht geratet	7,9	2,2	18,8	4,8
Bonitätsklassen 1–4	109,8	30,2	220,5	56,5
Bonitätsklassen 5–8	93,5	25,8	124,6	31,9
Bonitätsklassen 9–10	6,6	1,8	12,9	3,3
HVB Group neu	**225,6**	**62,1**		
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	137,6	37,9		
HVB Group gesamt	**363,2**	**100,0**	**390,3**	**100,0**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006.

Verteilung des Kredit- und Kontrahentenexposures nach Divisionen – Core Portfolio (in Mrd €)[1]



Privat- und Geschäftskunden
56,3
50,4
Wealth Management
4,6
5,6
Firmen- & Kommerzielle Immobilienkunden
68,2
64,5
Markets & Investment Banking
84,1
79,3
Sonstige / Konsolidierung
28,5
25,8
Aufgegebene Geschäftsbereiche
148,6
137,6

□ 2005
■ 2006

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006. Aufgegebene Geschäftsbereiche beinhaltet für 2005 auch die während des Geschäftsjahrs 2006 verkauften Gesellschaften.

Verteilung des erwarteten Verlusts sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Divisionen – Core Portfolio

	ERWARTETER VERLUST		VALUE-AT-RISK	
in %	2006	2005[1]	2006	2005[1]
Division				
Privat- und Geschäftskunden	13,7	16,0	7,6	10,7
Wealth Management	0,9	0,9	0,7	0,9
Firmen- & Kommerzielle Immobilienkunden	15,4	16,4	16,4	17,4
Markets & Investment Banking	22,1	15,4	28,3	19,7
Sonstige/Konsolidierung	16,1	14,9	8,0	10,1
HVB Group neu	**68,2**	**63,6**	**61,0**	**58,8**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen[2]	31,8	36,4	39,0	41,2
HVB Group gesamt	**100,0**	**100,0**	**100,0**	**100,0**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006.
2 Position beinhaltet für 2005 auch die während des Geschäftsjahrs 2006 verkauften Gesellschaften.

Finanzderivate

Finanzderivate werden in der HVB Group überwiegend zur Steuerung von Marktpreisrisiken (insbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB Group gesamt betrug zum Jahresende 2006 insgesamt rund 2713 Mrd €.

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB Group im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich für die HVB Group gesamt zum Jahresende 2006 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 41,5 Mrd € (31. Dezember 2005: 47,5 Mrd €).

Entsprechend dem bankaufsichtsrechtlichen Grundsatz I errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting Vereinbarungen sowie erhaltenen Sicherheiten – für die HVB Group gesamt Kreditäquivalente (Kontrahentenrisiko inklusive Add-On) in Höhe von 20,1 Mrd € (31. Dezember 2005: 19,5 Mrd €); nach individueller Bonitätsgewichtung verbleiben 5,9 Mrd € (31. Dezember 2005: 5,4 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB Group.

Risk Report Fortsetzung

Derivategeschäft

in Mio €	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2006	2005	2006	2005	2006	2005
Zinsbezogene Geschäfte	**548351**	**521308**	**398182**	**1467841**	**1952534**	**19062**	**37310**	**20502**	**37668**
OTC-Produkte									
Forward Rate Agreements	50254	251	—	50505	99208	22	48	11	56
Zinsswaps	366245	452540	343730	1162515	1541569	16927	34239	18213	34429
Zinsoptionen									
– Käufe	15119	31381	27644	74144	80758	2084	3021	—	—
– Verkäufe	9293	28618	26808	64719	80719	—	—	2278	3177
Sonstige Zinskontrakte	294	4	—	298	10395	3	2	—	6
Börsengehandelte Produkte									
Zinsfutures	48948	8514	—	57462	66223	—	—	—	—
Zinsoptionen	58198	—	—	58198	73662	26	—	—	—
Währungsbezogene Geschäfte	**156295**	**75478**	**27496**	**259269**	**323298**	**3872**	**4542**	**3679**	**4949**
OTC-Produkte									
Devisentermingeschäfte	113927	20254	252	134433	186823	1758	2631	1951	2988
Zins-/Währungsswaps	14856	50516	26018	91390	81916	1723	1237	1391	1473
Devisenoptionen									
– Käufe	12454	2248	645	15347	29202	391	674	—	—
– Verkäufe	15058	2460	581	18099	25357	—	—	337	488
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**98797**	**100089**	**6367**	**205253**	**197605**	**10396**	**4699**	**10602**	**5434**
OTC-Produkte									
Aktien-/Indexswaps	14384	4521	495	19400	—	484	—	228	—
Aktien-/Indexoptionen									
– Käufe	21477	25767	703	47947	60301	6629	4669	—	—
– Verkäufe	23294	41567	3110	67971	83009	—	—	6836	5359
Sonstige Aktien-/Indexkontrakte	107	223	—	330	1208	17	30	—	75
Börsengehandelte Produkte									
Aktien-/Indexfutures	9819	—	—	9819	10118	—	—	—	—
Aktien-/Indexoptionen	29716	28011	2059	59786	42969	3266	—	3538	—
Kreditderivate[1]	**36148**	**142713**	**73207**	**252068**	**139688**	**2748**	**903**	**3231**	**1743**
Sonstige Geschäfte	**1348**	**1316**	**407**	**3071**	**2290**	**295**	**117**	**291**	**122**
HVB Group neu	**840939**	**840904**	**505659**	**2187502**		**36373**		**38305**	
Aufgegebene Geschäftsbereiche									
und zur Veräußerung gehaltene									
langfristige Vermögenswerte									
oder Veräußerungsgruppen	296427	155822	73191	525440		5139		5474	
HVB Group gesamt	**1137366**	**996726**	**578850**	**2712942**	**2615415**	**41512**	**47571**	**43779**	**49916**

1 Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Derivategeschäft nach Kontrahentengruppen

	MARKTWERTE			
	POSITIV		NEGATIV	
in Mio €	2006	2005	2006	2005
OECD-Zentralregierungen (und Notenbanken)	141	337	133	286
OECD-Banken	24849	41072	26139	42805
OECD-Finanzinstitute	8888	3598	9604	5496
Nicht-OECD-Zentralregierungen (und Notenbanken)	91	76	54	—
Nicht-OECD-Banken	71	31	98	89
Nicht-OECD-Finanzinstitute	188	51	140	59
Sonstige Unternehmen und Privatpersonen	2145	2406	2137	1181
HVB Group neu	**36373**		**38305**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	5139		5474	
HVB Group gesamt	**41512**	**47571**	**43779**	**49916**

Kreditderivate

in Mio €	NOMINALVOLUMEN RESTLAUFZEIT BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	SUMME 2006	SUMME 2005	MARKTWERTE POSITIV 2006	POSITIV 2005	NEGATIV 2006	NEGATIV 2005
Anlagebuch	**462**	**2149**	**11688**	**14299**	**15003**	**485**	**235**	**798**	**804**
Sicherungsnehmer									
Credit Default Swaps	323	979	7537	8839	10139	462	163	53	10
Total Return Swaps	—	—	2000	2000	2000	—	—	327	343
Credit Linked Notes	45	65	515	625	261	2	—	2	254
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	49	1091	1606	2746	2550	21	19	415	197
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	45	14	30	89	53	—	53	1	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**35686**	**140564**	**61519**	**237769**	**124685**	**2263**	**668**	**2433**	**939**
Sicherungsnehmer									
Credit Default Swaps	6609	68463	35218	110290	54212	393	248	1614	236
Total Return Swaps	11726	1606	235	13567	10221	329	4	—	173
Credit Linked Notes	57	310	284	651	153	15	—	4	153
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	5536	68525	25503	99564	50483	1524	221	477	374
Total Return Swaps	11706	1503	33	13242	9578	—	171	327	3
Credit Linked Notes	52	157	246	455	38	2	24	11	—
Sonstige	—	—	—	—	—	—	—	—	—
HVB Group neu	**36148**	**142713**	**73207**	**252068**		**2748**		**3231**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	827	3762	1505	6094		15		14	
HVB Group gesamt	**36975**	**146475**	**74712**	**258162**	**139688**	**2763**	**903**	**3245**	**1743**

Kreditderivate nach Referenzaktiva

	NOMINALVOLUMEN					
in Mio €	CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT LINKED NOTES	SONSTIGE	SUMME 2006	SUMME 2005
Öffentliche Anleihen	14240	—	553	—	14793	5109
Unternehmensanleihen	196111	28606	781	—	225498	72725
Aktien	—	—	—	—	—	—
Sonstige Aktiva	11088	203	486	—	11777	61854
HVB Group neu	**221439**	**28809**	**1820**	**—**	**252068**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	4390	—	1704	—	6094	
HVB Group gesamt	**225829**	**28809**	**3524**	**—**	**258162**	**139688**

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr sank das länderrisikorelevante Exposure der HVB Group gesamt um 17,8 Mrd € auf 82,8 Mrd €.

Rund 94,3% des länderrisikorelevanten Exposures betreffen Länder mit den Bonitätsklassen 1–4 (entspricht Investmentgrade). Innerhalb der Bonitätsklasse 5–8 entfallen 2,3 Mrd € bzw. 4,8% des Exposures auf die Bonitätsklasse 5.

Die Geschäftsstrategie der HVB Group spiegelt sich auch in der Entwicklung des Exposures und Länderrisiko-Value-at-Risk wider. Dadurch steigt für die Länder in Osteuropa der Länderrisiko-Value-at-Risk deutlich an. Der Exposure Rückgang findet dagegen vornehmlich Handelsgeschäft induziert in den Bonitätsklassen 1–4 statt.

Das Portfolio der HVB Group neu ist regional gut diversifiziert. Der Hauptanteil des Exposures der HVB Group neu liegt mit 53% im risikoarmen Westeuropa (Bonitätsklasse 1).

Auch die Top-10-Länder verteilen sich im Wesentlichen auf risikoarme Länder in Westeuropa, Nordamerika und Asien.

Länderexposure[1] und Länderrisiko-Value-at-Risk nach Bonitätsklassen

	EXPOSURE		VALUE-AT-RISK	
in Mio €	2006	2005	2006	2005
Bonitätsklasse				
Bonitätsklassen 1–4	45244	95850	35	115
Bonitätsklassen 5–8	2714	4771	31	76
Bonitätsklasse 9	3	51	0	8
HVB Group neu	**47961**		**66**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	34877		207	
HVB Group gesamt	**82838**	**100672**	**273**	**199**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

Risk Report Fortsetzung

Länderexposure[1] nach Regionen und Produktkategorie

	KREDITGESCHÄFT		HANDELSGESCHÄFT		EMITTENTENRISIKO		GESAMT	
in Mio €	2006	2005	2006	2005	2006	2005	2006	2005
Region								
Afrika	327	755	190	203	7	8	524	966
Nordamerika	1755	5054	2156	6934	302	2891	4213	14879
Osteuropa	3785	11885	640	5372	63	701	4488	17958
Mittel- und Südamerika	2578	3070	2115	8010	1270	1306	5963	12386
Asien/Pazifik	4033	4989	3058	6395	134	691	7225	12075
Westeuropa	6868	14551	17931	26148	749	1709	25548	42408
HVB Group neu	**19346**		**26090**		**2525**		**47961**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	19069		10510		5297		34877	
HVB Group gesamt	**38415**	**40304**	**36600**	**53062**	**7822**	**7306**	**82838**	**100672**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

Top-Ten-Länder nach Exposure[1] über alle Bonitätsklassen der HVB Group neu

	EXPOSURE		VALUE-AT-RISK	
in Mio €	2006	2005	2006	2005
Land				
Großbritannien	18595	32449	0	0
Cayman Islands, Off-Shore	3662	7138	7	20
Schweiz	3633	5757	0	0
USA	2510	12078	0	0
Russland	1531	1989	10	10
Japan	1517	3055	0	0
Norwegen	1310	1272	0	0
Türkei	1288	1912	13	17
Cayman Islands, On-Shore	1174	3700	2	4
Kanada	905	2337	0	0
HVB Group neu	**36125**		**32**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	17111		23	
HVB Group gesamt	**53236**	**71687**	**55**	**51**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit Spread Risiko zusammen.

Das Management unserer Marktrisiken erfolgt in der Division Markets & Investment Banking sowie in den jeweiligen Treasury- oder Asset-Liability-Einheiten unserer Tochtergesellschaften.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern wird auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird der Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir in der HVB AG ein internes Modell im Full Use, das zum Jahresende 2005 aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte (VaR) mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Darüber hinaus werden in der HVB Group angemessene Verfahren verwendet.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests für die HVB Group durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte bis zum Schock der zugrunde liegenden Volatilitäten. Für die HVB AG werden darüber hinaus weitere Szenarien betrachtet, wie die Ausweitung von Credit Spreads oder die Veränderung der Korrelationen. Darunter befinden sich auch die Szenarien, die in der UniCredit Gruppe Verwendung finden.

Marktrisiko der Handelsaktivitäten der HVB Group neu

(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

in Mio €	DURCHSCHNITT 2006[1]	31.12.2006	30.9.2006	30.6.2006	31.3.2006	31.12.2005
Zinsbezogene Geschäfte (inkl. Credit Spread Risiken)	12	12	9	10	15	11
Währungsbezogene Geschäfte	5	3	4	6	7	5
Aktien-/Indexbezogene Geschäfte	5	4	5	5	5	9
Diversifikationseffekt[2]	–8	–6	–7	–9	–9	–9
HVB Group neu	**14**	**13**	**11**	**12**	**18**	**16**

1 Arithmetisches Mittel
2 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Risk Report Fortsetzung

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Vorstand der HVB Group genehmigt und dürfen nicht überschritten werden.

Eventuelle Limitüberschreitungen in Teilportfolien werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2006 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front Office Systemen und überwacht damit in Stichproben auch intraday die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste in der HVB Group informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, berichtet.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB Group neu die in der Tabelle aufgezeigten Marktrisiken.

Das Risikokapital für Marktrisiken der HVB Group neu liegt bei 0,17 Mrd € und ist gegenüber dem Vorjahr gesunken.

Im Bankbuch der HVB Group neu ergaben sich zum Jahresende Marktrisiken in Höhe von 13 Mio € (Vorjahr: 20 Mio €, eintägige Haltedauer).

Ergänzend werden für die Bankbücher der HVB AG regelmäßig Stresstests und Szenarioanalysen durchgeführt, die das Verlustpotenzial bei extremen Marktbewegungen zeigen.

Backtesting Internes Modell Handelsaktivitäten HVB AG 2006 (in Mio €)


15
7,5
0
–7,5
–15
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
–VaR
Hypothetische P/L

Entsprechend der Basel II Anforderungen wird die Veränderung des Marktwertes des Bankbuchs bei einem 200 Basispunkte Zinsschock den anrechenbaren Eigenmitteln der Bank gegenübergestellt. Mit einem theoretischen Verbrauch von 6,4% des aufsichtsrechtlichen Eigenkapitals per Ultimo Dezember 2006 befindet sich die HVB AG weit unterhalb des von der Bankenaufsicht geforderten Outlier Wertes in Höhe von 20%.

Im Rahmen der »Earnings perspective« wird quartalsweise eine dynamische Simulation des Zinsüberschusses für die HVB AG durchgeführt. Die zukünftige Entwicklung des Nettozinsertrages wird in unterschiedlichen Szenarien bezüglich des Geschäftsvolumens und der Zinsen simuliert. Ein paralleler 200 Basispunkte Zinsschock nach oben würde unter der Annahme eines gleichbleibenden Geschäftsvolumens zu einem sinkenden Zinsüberschuss von 165 Mio € innerhalb der nächsten zwölf Monate führen.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

Kurzfristiges Liquiditätsrisiko

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.

Refinanzierungsrisiko

- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.

Marktliquiditätsrisiko

- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Vorstand verabschiedeten Liquidity Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Portfolios. Infolgedessen geht es in die Erhebung des Marktrisikos ein, und es ist im Wesentlichen auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Kurzfristiges Liquiditätsrisiko

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Einheiten der HVB Group kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Einheiten der HVB Group werden darüber hinaus Stress Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Refinanzierungsrisiko

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Marktliquiditätsrisiko

Durch Fair-Value-Adjustments (FVA) wird das Marktliquiditätsrisiko von Wertpapieren und Derivaten bereits sowohl für das Handelsbuch als auch für das Bankbuch in der Rechnungslegung berücksichtigt. Die FVA beinhalten einen Abschlag für Close-Out-Kosten, für illiquide Positionen und für Modellrisiken im Rahmen der Fair-Value-Ermittlung.

Risk Report Fortsetzung

Risikoüberwachung
Die Überwachung unserer Liquiditätssituation ist in unserem Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Treasury Management kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury Einheiten, die regelmäßig an den Bereich Asset Liability Management berichten.

Das Asset Liability Committee und der Gesamtvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung
Die Rahmenbedingungen an den Geld- und Kapitalmärkten waren im Berichtsjahr weiterhin günstig. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt gegenüber 2005 nochmals leicht reduziert. Durch die Beteiligungsverkäufe im Laufe des Jahres 2006 hat sich die Liquiditätsausstattung der HVB AG zusätzlich verbessert.

Kurzfristiges Liquiditätsrisiko
Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2006 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 9,9 Mrd € in der HVB Group neu (HVB Group gesamt 15,4 Mrd €) ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 7,6 Mrd € (HVB Group gesamt 12,6 Mrd €).

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Einheiten der HVB Group im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2006 für die HVB AG 20,2 Mrd €.

Refinanzierungsrisiko
Das Refinanzierungsrisiko der HVB Group ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit möglich. Im Jahr 2006 wurde seitens der HVB Group neu ein Volumen von 10,7 Mrd € (HVB Group gesamt 14,4 Mrd €) längerfristig refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

Diversifikation der Passiva der HVB Group neu[1] (in %)


Unbesichertes Funding 25
Handelspassiva 16
Besicherte Anleihen 13
Andere Kundeneinlagen 11
Retail Einlagen 10
Repos & Zentralbanken 9
Sonstiges Funding² 8
Eigenkapital 6
Sonstige 2

1 Bilanzsumme HVB Group neu 355 Mrd €. (HVB Group gesamt 508 Mrd €). Besicherte Anleihen und Unbesichertes Funding gemäß nachstehender Tabellen.
2 Inklusive Einlagen von nicht konsolidierten Konzernunternehmen und Sonderrefinanzierungen (z. B. KfW).

Verteilung besicherte Anleihen der HVB Group neu

	in Mrd €
Hypothekenpfandbriefe	19,0
Jumbo-Hypotheken	21,5
Öffentliche Pfandbriefe	5,2
Jumbos Öffentlich	1,9
HVB Group neu	**47,6**

Verteilung unbesichertes Funding der HVB Group neu

	in Mrd €
Schuldscheindarlehen	9,2
Bankeneinlagen	37,3
Certificates of Deposit und Commercial Papers	10,3
Andere verbriefte Verbindlichkeiten (Kapitalmarkt)	19,1
Nachrangige Verbindlichkeiten (Kapitalmarkt)	12,1
HVB Group neu	**88,0**

4 Operationelles Risiko

Risikomanagement

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung jeder Tochtergesellschaft der HVB Group bzw. der jeweiligen Divisionen und funktionalen Bereiche. Die Aktivitäten orientieren sich dabei an einem in der HVB Group definierten, toolunterstützten Operational Risk Management Prozess, welcher seit 2004 in der HVB Group umgesetzt wird. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung mit laufendem Monitoring wesentlicher Risiken gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Bereich Recht zuständig. Er überwacht die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch die zur HVB Group gehörenden Gesellschaften. Dies erfolgt in enger Zusammenarbeit mit den Rechtsabteilungen der jeweiligen Gesellschaften der HVB Group, soweit vorhanden.

Im Rahmen der Integrationsaktivitäten der UniCredit Gruppe erfolgte im Geschäftsjahr 2006 sukzessive eine Harmonisierung der angewandten Standards und Verfahren, welche in 2007 fortgeführt wird. Das bisher in der HVB Group eingesetzte Operational Risk System zur Verlustdatensammlung und Risikoerhebung wird nach Modifikationen künftig sukzessive als Plattform für die gesamte UniCredit Gruppe Anwendung finden.

Messmethodik

Zur Quantifizierung des operationellen Risikos der HVB AG setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel in bestimmten Bereichen wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse ermittelt. Durch die Berücksichtigung interner Kontrollfaktoren und Geschäftsumfeldfaktoren werden die Verlustverteilungen bzw. die Messergebnisse an das aktuelle Risikoprofil angepasst.

Auf Basis des so gemessenen operationellen Risikos der HVB AG werden die Risikowerte der HVB Group Tochtergesellschaften abgeleitet und um die auf Basis vergleichbarer Methoden ermittelten Werte der Bank Austria Creditanstalt-Gruppe ergänzt.

Hinsichtlich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in der HVB Group werden wir im Rahmen von Basel II den »Advanced Measurement Approach« (AMA) mit allen diesbezüglichen Anforderungen umsetzen. Dieser Ansatz ist in Abstimmung mit der UniCredit Gruppe für die HVB AG sowie ausgewählte Tochtergesellschaften bereits zum 1. Januar 2008 vorgesehen und wird anschließend in den restlichen maßgeblichen Tochtergesellschaften ausgerollt. Die AMA Berechnung soll hierbei künftig gemäß einem einheitlichen Messmodell erfolgen, welches in der gesamten UniCredit Gruppe Anwendung findet.

Risikoüberwachung

Im Berichtsjahr stand die Umsetzung des Operational Risk Management Prozesses im Sinne einer erstmalig umfassenden Risikoerhebung innerhalb der HVB AG und in wesentlichen Unternehmen der HVB Group im Fokus. Hierbei wurden wesentliche Risiken identifiziert und einschließlich Risiko mindernder Maßnahmen erfasst. Darüber hinaus wurde ein laufendes Monitoring auf Basis eines Frühwarnsystems implementiert, welches sich -soweit möglich- auf Indikatoren stützt.

Im Rahmen eines regelmäßigen, umfassenden Berichtswesens werden der Chief Risk Officer, der Vorstand der HVB Group sowie der Prüfungsausschuss des Aufsichtsrats durch Risk Control über aufgetretene Verlustereignisse sowie wesentliche operationelle Risiken und deren Management informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

Quantifizierung und Konkretisierung

Das Risikokapital für operationelle Risiken der HVB Group neu beträgt zum Jahresultimo 0,8 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB Group folgende Maßnahmen hervorzuheben:

Divisionen und Unternehmen der HVB Group:

- In der HVB Group erfolgte eine Bestandsaufnahme und Überprüfung des Versicherungsprogramms als Grundlage für dessen weitere Optimierung.

- Privat- und Geschäftskunden/Firmen- & Kommerzielle Immobilienkunden: Durch die Umsetzung von Maßnahmen wie der Anbindung des Ordererfassungssystems an das Portfoliomanagementsystem, die Implementierung weiterer Prüfmechanismen bei der Ordererfassung und die Erhöhung der »Straight-Through-Processing«-Rate bei inländischen Depotüberträgen konnten die Risiken im Wertpapierprozess weiter reduziert werden.

- Markets & Investment Banking: Wesentliche Maßnahmen waren unter anderem die Verbesserungen im Liquiditätsmanagement (Money-Market-/Foreign-Exchange-Gelddisposition). Gleichzeitig wurde die »Straight-Through-Processing«-Rate bei den Transaktionen zu den Fremdwährungs-Zahlungssystemen und bei den Positionsabgleichen zwischen Front Office, Back Office und Rechnungswesen nachhaltig erhöht.

- Financial Markets Service Bank GmbH: Die Einführung von neuen Systemen und die Optimierung vorhandener Systeme steigerte den Automatisierungsgrad in den Prozessen bei gleichzeitig gestiegener Flexibilität in den abzuwickelnden Produkten. Zudem wurden vorhandene Prozesse gestrafft und optimiert, was eine zusätzliche Reduzierung von Abwicklungsrisiken zur Folge hatte.

Bewältigung von Krisensituationen:

- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB Group wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.

- Seit Beginn des Jahres 2006 läuft ein Projekt zur Vorbereitung der Bank für den Fall einer weltweiten Grippe Epidemie (Pandemie). Gemäß dem in diesem Rahmen entwickelten Pandemieplan werden die Vorbereitungen der HVB Group auf dieses Ereignis organisiert, um die Aufrechterhaltung des Geschäftsbetriebes zu sichern.

- Die »Business-Continuity-Management« (BCM) Arbeitsgruppe der HVB Group hat wesentliche geschäftskritische Prozesse identifiziert und bewertet. Die Ergebnisse fließen in die in 2007 einzuführende, einheitliche BCM Policy der HVB Group ein.

IT Risiken:

- Die HVB Information Services GmbH klassifiziert auf Grund von definierten Risikokriterien ihre IT Projekte, um durch die frühzeitige Identifikation und Analyse von möglichen Problemen die Risiken weiter zu reduzieren.

Rechtliche Risiken:
Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds

- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde, der die Voraussetzungen eines Widerrufsrechts zu beweisen hat, auch nach einem Widerruf die Darlehensvaluta einschließlich einer marktüblichen Verzinsung an die Bank zurückzahlen. Nach der Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 verstoßen die insoweit in Deutschland geltenden gesetzlichen Regelungen nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank setzt voraus, dass der Kunde beweisen kann, dass er bei Kenntnis des Widerrufsrechts das Investment nicht getätigt hätte; darüber hinaus hat der BGH entschieden, dass die Bank nur bei schuldhaftem Handeln das Anlagerisiko zu übernehmen hat. Negative Auswirkungen erwartet die Bank daher auch nach der neueren Rechtsprechung nicht. Die Bank behält darüber hinaus auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Nach den bisherigen Erfahrungen bestehen in diesen Fällen keine rechtlichen Risiken. Die neuere Rechtsprechung des BGH bestätigt auch die bislang schon engen Voraussetzungen einer möglichen Aufklärungs- und Beratungspflicht der Bank. In Fällen eines institutionalisierten Zusammenwirkens gewährt der BGH (Entscheidung vom 16. Mai 2006) Anlegern eine erleichterte Beweisführung hinsichtlich einer Aufklärungspflichtverletzung. Dieser neu eingeführte Begriff in der Rechtsprechung wird erst künftig durch Einzelfallentscheidungen ausgefüllt werden.
- Finanziert die Bank dem Kreditnehmer den Erwerb von Anteilen an Immobilienfonds und handelt es sich um einen Kredit, der nicht grundschuldgesichert ist, kann der Kreditnehmer – wenn es sich um ein verbundenes Geschäft handelt – dem Rückzahlungsanspruch des finanzierenden Instituts Einwendungen entgegenhalten, die ihm auf Grund Falschberatung gegen den Verkäufer oder Vermittler der Fondsanteile zustehen. Daher hat die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.

Verfahren von Aktionären der HVB AG

- Aktionäre unserer Bank haben gegen die erneute Wahl der Anteilseignervertreter in den Aufsichtsrat sowie die Wahl des Abschlussprüfers für das Geschäftsjahr 2004 in der Hauptversammlung unserer Bank vom 29. April 2004 Anfechtungsklage erhoben. Die Klage wurde auch in zweiter Instanz vom OLG München mit Urteil vom 18. Januar 2006 abgewiesen; hiergegen hat ein Aktionär Nichtzulassungsbeschwerde zum Bundesgerichtshof eingelegt.

- Ein Aktionär hat in einem gesonderten Verfahren die Feststellung der Nichtigkeit des Jahresabschlusses 2004 begehrt mit der Begründung, der Abschlussprüfer in der Hauptversammlung 2004 sei nicht wirksam vorgeschlagen und gewählt worden. Auf Grund der vorgenannten Entscheidung des OLG München vom 18. Januar 2006 gehen wir davon aus, dass die Klage keinen Erfolg haben wird.

- Weiter hat ein Teil der Anfechtungskläger beantragt, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen, da die registergerichtliche Bestellung der Aufsichtsratsmitglieder in 2004 sowie die Jahresabschlüsse der HVB nichtig seien. Im Hinblick auf den Ausgang der vorgenannten Verfahren gehen wir davon aus, dass das Registergericht München den Antrag zurückweisen wird.

Risk Report Fortsetzung

– Des Weiteren haben Aktionäre gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit die Klage sich gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 bezieht, hat das LG München mit Urteil vom 22. Dezember 2005 der Klage stattgegeben, da der Bericht des Aufsichtsrats die Rücknahme der Berufung gegen das Urteil des LG München I vom 15. April 2004 und die daraus folgende Unwirksamkeit der Wahl 2003 nicht erwähnt habe. Die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers hat das LG München I abgewiesen, das Urteil ist noch nicht rechtskräftig. Die Nichtentlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 in der Hauptversammlung vom 12. Mai 2005, über die in der ordentlichen Hauptversammlung am 23. Mai 2006 noch einmal Beschluss gefasst wurde, hat keine materiellen Auswirkungen für die Bank.

– Weiterhin haben Aktionäre unserer Bank insbesondere gegen die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006, mit welchen dem Ausgliederungs- und Übernahmevertrag vom 29. März 2006 sowie dem Rahmenvertrag vom 16. Januar 2006 im Zusammenhang mit der Übertragung eines Kreditportfolios auf eine Gesellschaft der Goldman Sachs Gruppe zugestimmt wurde, Anfechtungsklage erhoben. In dem daraufhin von unserer Bank angestrengten Freigabeverfahren hat das LG München I am 27. September 2006 festgestellt, dass die Anfechtungsklagen der Eintragung der Ausgliederung nicht entgegenstehen, da die Klagen offensichtlich unbegründet sind. Die dagegen gerichteten Beschwerden wurden vom OLG München am 12. Februar 2007 zurückgewiesen, sodass die Freigabeentscheidung rechtskräftig ist.

– Gegen die Beschlüsse der außerordentlichen Hauptversammlung unserer Bank vom 25. Oktober 2006, mit welchen dem Verkauf und der Übertragung der von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG und der HVB Bank Ukraine an die UniCredit Gruppe bzw. an der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die Bank Austria Creditanstalt AG sowie der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zugestimmt wurde, haben zahlreiche Aktionäre Anfechtungs- und Nichtigkeitsklagen erhoben. Außerdem haben einige Aktionäre beantragt, der HVB AG aufzugeben, weitere Auskünfte hinsichtlich in der außerordentlichen Hauptversammlung angeblich nicht vollständig beantworteter Fragen zu erteilen, insbesondere die Zusammenschlussvereinbarung mit der UniCredit Gruppe vollständig auszulegen; nach Ansicht unserer Bank besteht insoweit kein Anspruch. Die Kauf- und Übertragungsverträge sehen vor, dass ein Vollzug der Transaktionen unter anderem voraussetzt, dass nach pflichtgemäßer Beurteilung des Vorstands auf der Grundlage der Stellungnahme eines externen Rechtsberaters die entsprechenden Zustimmungsbeschlüsse keine Fehler aufweisen, die dem Vollzug des jeweiligen Vertrages entgegenstehen. Nachdem der Vorstand in diesem Sinne Beschluss gefasst hat, wurden die von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG an die UniCredit Gruppe bzw. an der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die Bank Austria Creditanstalt AG Anfang Januar 2007 übertragen. Hinsichtlich der Übertragungen der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der Übertragung der Anteile unserer Bank an der HVB Bank Ukraine an die UniCredit Gruppe steht die Erfüllung anderer Vollzugsvoraussetzungen noch aus.

Spruchverfahren Barabfindung Vereins- und Westbank AG

– Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG beschlossen; nach Erledigung der hiergegen gerichteten Anfechtungsklagen hatte die HVB AG den Minderheitsaktionären der Vereins- und Westbank AG eine – erhöhte – Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) bezahlt. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Das LG Hamburg hat auf Grund eigener Schätzungen die Barabfindung mit Entscheidung vom 2. März 2006 auf 37,20 € je Stückaktie angehoben; gegen diese Entscheidung hat die Bank Rechtsmittel eingelegt. Wir gehen davon aus, dass allenfalls eine weitere geringere Zuzahlung an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen muss. Detailliertere Angaben könnten in dem anhängigen Verfahren zu negativen Auswirkungen auf die Rechtsposition der HVB AG führen.

Vom Insolvenzverwalter eines Firmenkunden geltend gemachte Ansprüche

– Im Jahr 2002 stellte ein Firmenkunde der HVB AG Antrag auf Insolvenzeröffnung. Der Insolvenzverwalter machte daraufhin außergerichtlich Ansprüche gegen ein aus mehreren Banken bestehendes Konsortium geltend. Die HVB AG war an diesem Konsortium in einer Größenordnung von circa 9,25% der ausstehenden Kreditfazilitäten aller Banken beteiligt. Die Konsortialbanken beauftragten einen Insolvenzrechtsspezialisten mit der Prüfung der in diesem Zusammenhang auftretenden Fragen. Dieser schätzt die Rechtsstellung des Insolvenzverwalters als nicht sehr stark ein und riet den Konsortialbanken, die außergerichtlich geltend gemachten Ansprüche zurückzuweisen. Derzeit ist der Ausgang bezüglich der außergerichtlich geltend gemachten Ansprüche unsicher. Obgleich wir der Auffassung sind, dass die vorstehend bezeichneten Ansprüche unbegründet sind, würde eine erfolgreiche Klage seitens des Insolvenzverwalters die HVB AG mit einem unteren dreistelligen Millionen Betrag in € belasten.

Gewerbesteuerumlage/Hypo Real Estate

- Die HVB AG hat bei verschiedenen Tochtergesellschaften, die im jeweils maßgeblichen Zeitraum zum gewerbesteuerlichen Organkreis der HVB AG bzw. ihrer Vorgängerinstitute gehörten, bis einschließlich 2001 Gewerbesteuerumlagen erhoben bzw. erstattet. Die Hypo Real Estate Bank AG sowie die Hypo Real Estate International AG haben nunmehr klageweise eine angebliche Überzahlung an Gewerbesteuerumlage in Höhe von rund 62 Mio € zuzüglich Zinsen sowie angeblich ihnen zustehende Auskunftsansprüche geltend gemacht. Auf der Basis eingeholter Rechtsgutachten geht die HVB AG davon aus, dass den Klägerinnen die behaupteten Ansprüche nicht zustehen.

EU Kartellverfahren und Forderungen Konsumentenschutzverbände

- Im Juni 2002 belegte die Europäische Kommission die Bank Austria Creditanstalt AG wegen angeblicher rechtswidriger Absprachen in Bezug auf Zinssätze, Preise verschiedener Bankprodukte für Retailkunden sowie andere Konditionen mit einer Geldbuße in Höhe von circa 30 Mio €. Auch sieben weitere österreichische Banken wurden in diesem Zusammenhang mit Geldbußen in Höhe von insgesamt circa 94 Mio € belegt. Das Europäische Gericht erster Instanz hat am 14. Dezember 2006 die Geldbuße nach Grund und Höhe bestätigt; selbst wenn die Bank Austria Creditanstalt AG gegen diese Entscheidung Rechtsmittel einlegen sollte oder ein solches zurückgewiesen wird, ergeben sich aus der Entscheidung keine wesentlichen nachteiligen Auswirkungen auf die Bank Austria Creditanstalt AG. Österreichische Konsumentenschutzverbände und Politiker haben angekündigt, möglicherweise Schadensersatzforderungen gegen die in den vorgenannten Verfahren beteiligten Banken, einschließlich der Bank Austria Creditanstalt AG, geltend zu machen. Nach unserer Einschätzung ist es vom rechtlichen Standpunkt her ungewiss, ob ein Verstoß gegen Artikel 81 des EG Vertrages zu zivilrechtlichen Schadensersatzforderungen einzelner Kunden berechtigt, und wir erachten solche Klagen auch im Übrigen aus verschiedenen Gründen als unbegründet. Darüber hinaus behaupten österreichische Konsumentenschutzverbände, dass österreichische Banken durch Berechnung zu hoher Zinsen und Gebühren gegenüber ihren Kunden gegen österreichische Konsumentenschutzgesetze verstoßen haben. Ob und in welchem Ausmaß solche Behauptungen gerechtfertigt sind, hängt von den Umständen des Einzelfalls und einer Reihe rechtlicher Aspekte ab, die bislang noch nicht abschließend von den österreichischen Gerichten geklärt wurden. Wir gehen davon aus, dass durch die Erklärung der Bank Austria Creditanstalt AG, sich entsprechend den vom Österreichischen Sparkassenverband mit österreichischen Konsumentenschutzverbänden geschlossenen Vergleichsvereinbarungen zu verhalten, nachteilige Konsequenzen für die HVB Group weitgehend vermieden werden.

Treuhandanstalt Verfahren

- Ein gegen die Bank Austria Creditanstalt AG anhängiger Rechtsstreit steht im Zusammenhang mit angeblichen Ansprüchen der Treuhandanstalt, der Vorgängerin der Bundesanstalt für vereinigungsbedingte Sonderaufgaben (»BvS«), gegen die Bank Austria (Schweiz) AG, einer früheren Tochtergesellschaft der Bank Austria Creditanstalt AG. Eine der Behauptungen in diesem Verfahren ist, dass die frühere Tochtergesellschaft an der Veruntreuung von Geldern von Gesellschaften in der früheren DDR mitgewirkt habe. Die BvS fordert Schadensersatz in Höhe von etwa 128 Mio € zuzüglich Zinsen. Wir gehen jedoch davon aus, dass diese Ansprüche unbegründet sind.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Risk Report Fortsetzung

Messmethodik
Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Divisionsebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswerts repräsentiert.

Risikoüberwachung
Das Risikokapital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Bereichs Accounting wird die unterjährige Erlös- und Kostenentwicklung der Geschäftseinheiten als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung
Das ermittelte Risikokapital für das Geschäftsrisiko der HVB Group neu beläuft sich zum Jahresultimo 2006 auf 0,6 Mrd €.

Das in 2004 begonnene Programm zur Steigerung der Effizienz »Prozess-Redesign und -Optimierung (PRO)« wurde auch in 2006 erfolgreich fortgesetzt. Für das Jahr 2007 stehen nur noch wenige Maßnahmen aus. Das Projekt wird seine gesteckten Ziele voraussichtlich in vollem Umfang erreichen.

Beim Kostenmanagement profitiert die HVB Group auch von der Volumensbündelung innerhalb der UniCredit Gruppe sowie dem systematischen Austausch und der Implementierung von Best-Practice-Ansätzen zur Kostensenkung. 2007 wird eine Vielzahl weiterer kostensenkender Maßnahmen entlang aller wesentlichen Kostenarten zusätzliche Einsparungen erzielen. Zusätzliche Einzelheiten zu PRO und dem Kostenmanagement finden sich in den Erläuterungen zu Global Banking Services.

6 Risiko aus bankeigenem Immobilienbesitz

Risikomanagement
Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren. Dieser umfasst das Portfolio der Immobilienbesitzgesellschaften der HVB AG und deren Objekt- und Beteiligungsgesellschaften sowie der Tochtergesellschaften der HVB Group.

Die HVB Immobilien AG ist für das Portfoliomanagement und den Verkauf, das Immobilien- und Gebäudemanagement, die Sanierung und Grundstücksentwicklung sowie für die Vermietung der von ihr verantworteten Objekte zuständig. Bei den operativen Tochtergesellschaften der HVB Group erfolgt die Steuerung des Immobilienbesitzes durch die Tochtergesellschaften selbst.

Messmethodik
Die Messung unseres Immobilienrisikos erfolgt auf Basis eines Value-at-Risk-Ansatzes, für den die Marktwerte der Immobilien und historische Volatilitäten herangezogen werden. Die Volatilitäten werden hierbei aus geeigneten Immobilienindizes für Büromietentwicklungen bestimmt. Darüber hinaus werden Risiko mindernde Korrelationen zwischen einzelnen regionalen Immobilienmärkten erfasst.

Risikoüberwachung
Das Risikokapital für Immobilienrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats berichtet.

Bei der HVB Immobilien AG wurde bereits in 2003 ein Risikoüberwachungssystem eingeführt, mit dem sowohl Immobilienrisiken als auch mit dem Unternehmen verbundene bekannte externe und interne Risiken systematisch identifiziert, bewertet, analysiert und überwacht werden. Auch in 2006 ist eine Risikoinventur erfolgt. Diese Inventuren sowie die regelmäßigen Reportings werden weiterhin fortgeführt. Dadurch wird die Risikotransparenz umfassend gewährleistet und das Risikobewusstsein geschärft.

Quantifizierung und Konkretisierung
Das Risikokapital für Immobilienrisiko beläuft sich zum Jahresende 2006 für die HVB Group neu auf 0,3 Mrd €. Das Immobilienportfolio der HVB Group neu entfällt dabei schwerpunktmäßig mit 31% auf München.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes. Ausgenommen sind hierbei unsere operativen Tochtergesellschaften in der HVB Group, deren Risiken bereits differenziert als Teil der anderen Risikoarten berücksichtigt wurden.

Die Portfoliosteuerung unseres gesamten Anteils- und Beteiligungsbesitzes (einschließlich der operativen Tochtergesellschaften der HVB Group) erfolgt durch den Vorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Anteilsbesitz, der dem Chief Financial Officer zugeordnet ist. Dieser Bereich überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

Asset Liability Management hat durch aktive Steuerung der Finanzanlagen die Reduktion der Markt- und insbesondere der Klumpenrisiken im Verlauf des Jahres 2006 erfolgreich fortgesetzt. Zu nennen sind hier insbesondere die weitere Verminderung unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG sowie die Veräußerung unseres Anteilsbesitzes an der Deutschen Lufthansa AG.

Das Risikokapital der HVB Group neu hat sich um rund 0,4 Mrd € auf 0,6 Mrd € verringert.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB Group bestimmt.

Messmethodik

Das strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der HVB Group. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstands mit dem Aufsichtsrat, insbesondere mit dem Prüfungsausschuss, statt.

Risk Report Fortsetzung

Quantifizierung und Konkretisierung

Gesamtwirtschaftliches Risiko

Ein Risiko, das den Erfolg der strategischen Neuausrichtung der HVB Group im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Durch die regionale Fokussierung auf den Kernmarkt Deutschland ergibt sich eine im Vergleich zur Vergangenheit erhöhte Abhängigkeit von der Dynamik der deutschen Wirtschaft. Allerdings beeinflussen auch die unterschiedlichen Entwicklungen auf den Märkten der globalen Division Markets & Investment Banking die Vermögens-, Finanz- und Ertragslage unserer Bank.

Die wirtschaftliche Lage in Deutschland hat sich im Berichtsjahr deutlich positiv entwickelt und bietet damit entsprechende gute Wachstumschancen, jedoch bestehen weiterhin Risiken, die von den strukturellen Problemen Deutschlands ausgehen. Obwohl die wirtschaftliche Dynamik seit langem erstmals wieder den Arbeitsmarkt erfasste und zu einer Trendwende bei der sozialversicherungspflichtigen Beschäftigung führte, bleibt das regionale Kerngeschäftsfeld der HVB Group auf Grund einer nach wie vor beträchtlichen Arbeitslosigkeit, hohen Insolvenzzahlen und einer noch nicht gefestigten Inlandsnachfrage in Deutschland schwierig. Im öffentlichen Bereich kommen eine hohe Staatsverschuldung sowie Defizite in den gesetzlichen Sozialversicherungssystemen hinzu. Da von der Fiskalpolitik in 2007 mit der Anhebung der Regelsätze von Umsatzsteuer und Versicherungsteuer um jeweils drei Prozentpunkte und dem Abbau weiterer Steuervergünstigungen restriktive Impulse ausgehen, ist mit einer fortgesetzten – jedoch etwas gedämpften – Dynamik auszugehen. Hinzu kommen Unsicherheiten, die von den Preisentwicklungen von Fremdwährungen und Rohstoffen ausgehen. Somit können die aufgezeigten Risikofaktoren einzeln oder kumulativ dazu führen, dass sich die von uns angestrebten Erfolgsziele nicht oder nur eingeschränkt realisieren lassen.

Die HVB Group stellt einen der größten Darlehensgeber des deutschen Mittelstands dar. Darüber hinaus ist unsere Bank einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland. Das skizzierte Geschäftsumfeld hat in der Vergangenheit wiederholt zu einem Anstieg an Kreditausfällen und zu einer Erhöhung der Kreditrisikovorsorge geführt. Wenn die Wirtschaftslage sich schwächer entwickelt als gegenwärtig erwartet, ist nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

Risiken aus der Umstrukturierung des Konzerns/Integrationsrisiken

Aus dem im Jahr 2005 initiierten Zusammenschluss der HVB Group mit der UniCredit Gruppe und den damit verbundenen Integrationsprojekten können sich unvorhergesehene Schwierigkeiten ergeben, die in der Folge auch negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage unserer Bank haben können. Im Berichtsjahr hat die HVB Group eine der UniCredit Gruppe entsprechende divisionale Struktur für die Ausübung der geschäftlichen Aktivitäten auf ihrem regionalen Kernmarkt geschaffen. Damit wird eine wichtige Voraussetzung für einen nachhaltig erfolgreichen Marktauftritt erfüllt, jedoch könnte es auch zu vorübergehenden Abwanderungen von Kunden kommen. Ferner werden im Rahmen dieser Umstrukturierung zunächst neuartige Prozesse durchlaufen, wodurch auf Grund der hohen Komplexität anfänglich Risiken entstehen können.

Schließlich ist der Erfolg der Integrationsprojekte maßgeblich von dem Verbleib wichtiger Mitarbeiter in unserer Bank abhängig. Sollte die HVB Group im weiteren Verlauf der Integration wichtige Mitarbeiter verlieren, könnte die finale Integration der HVB Group in die UniCredit Gruppe erschwert werden.

Sicherlich konnten Anfang 2007 durch die Übertragung der Beteiligungen an der Bank Austria Creditanstalt-Gruppe sowie an weiteren Einheiten in Zentral- und Osteuropa zu einem günstigen Zeitpunkt erhebliche Verkaufserlöse generiert werden, die Suche nach gleichwertigen Reinvestitionen birgt jedoch auch Risiken. Mit den Erlösen aus den genannten Transaktionen verfügt die Bank zwar über den notwendigen Spielraum, sowohl organisches als auch akquisitionsgetriebenes Wachstum auf dem deutschen Bankenmarkt zu forcieren, in andere Märkte westeuropäisch geprägter Regionen Nordeuropas einzutreten, ihre Kernkompetenzen in spezialisierten Nischenbereichen auszubauen, ihre aufsichtsrechtliche Kapitalausstattung zu optimieren sowie im Rahmen des wirtschaftlich Sinnvollen ausstehende Hybridfinanzierungen zurückzukaufen, die Aufgabe der Wachstums- und Ertragspotenziale in den verkauften Märkten und Geschäftsfeldern sowie die Unsicherheit über den Zeitpunkt einer attraktiven Reinvestition der erzielten Veräußerungserlöse können dabei jedoch negative Auswirkungen auf die finanzielle Situation unserer Bank haben. Auch wenn der Vorstand der HVB Group der Überzeugung ist, dass der Veräußerungsgewinn ertragreich reinvestiert werden kann, kann nicht ausgeschlossen werden, dass entsprechende Investitionen erst später als geplant oder nur in einem geringeren Umfang zu nicht oder weniger attraktiven Konditionen möglich sind. Weiter bedeutet die im Vergleich zur Vergangenheit stärkere Fokussierung auf den deutschen Markt in Anbetracht der für Investitionen zur Verfügung stehenden Mittel nach der Überzeugung des Vorstands eine hervorragende Chance, die Position im erstarkenden deutschen Markt deutlich auszubauen; sie geht jedoch umgekehrt einher mit einer Reduktion der regionalen Diversifikation. Diese Konzentration auf einen derzeit als schwierig geltenden Markt könnte die Vermögens-, Finanz- und Ertragslage unserer Bank beeinträchtigen.

Es ist nicht sicher, ob die regionale Konzentration auf Deutschland durch Investitionen in Benelux-Ländern und/oder Skandinavien oder in ausgewählten Nischenmärkten oder durch die künftige Funktion der HVB AG als Kompetenzzentrum für das Investment Banking der gesamten UniCredit Gruppe vollständig oder zumindest im Wesentlichen kompensiert werden kann.

Durch die oben genannten Veräußerungserlöse ist die HVB AG in der Lage, das bisherige Investment-Banking-Geschäft auszubauen und insbesondere Investment-Banking-Aktivitäten anderer Einheiten der UniCredit Gruppe in die HVB Group zu integrieren. Durch diese Bündelung sämtlicher Investment-Banking-Aktivitäten der UniCredit Gruppe können sich jedoch unabhängig von der Bindung entsprechenden Eigenkapitals Risiken ergeben, da im Vergleich zum klassischen Bankgeschäft das Investment Banking in der Regel nicht nur höhere Ertragschancen, sondern auch höhere Risiken und eine stärkere Zyklizität aufweist.

Die aufgezeigten möglichen Schwierigkeiten können einzeln oder kumulativ negative Auswirkungen auf die finanzielle Situation unserer Bank haben.

Intensives Wettbewerbsumfeld

Mit der Fokussierung auf den Markt für Finanzdienstleistungen in Deutschland sowie das Investment Banking muss sich unsere Bank einem ausgeprägten Konkurrenzkampf stellen. Gerade im Commercial Banking herrscht im Kernmarkt der HVB Group ein intensiver Wettbewerb, insbesondere auf Grund von Überkapazitäten im Privatkundengeschäft. Hier steht die HVB Group im Wettbewerb mit öffentlich-rechtlichen Banken, Genossenschaftsbanken sowie anderen privaten deutschen und internationalen Banken, von denen einige, im Falle bestimmter öffentlich-rechtlicher Banken, zum Teil noch auf staatliche Garantien zurückgreifen können.

Durch die neue Konzernstruktur beabsichtigt die HVB Group, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Gleichwohl kann nicht ausgeschlossen werden, dass eine weitere Wettbewerbsintensivierung – beispielsweise initiiert durch weitere nationale oder grenzüberschreitende Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB Group hat.



Katharina Bosse, Paul Oskar (Island), 1997, Sammlung HypoVereinsbank © Courtesy Galerie Reckermann, Köln

Financial Statements (2): Konzernabschluss

Financial Statements (2): Konzernabschluss

Konzern-Gewinn- und Verlustrechnung mit Ergebnisverwendung

für die Zeit vom 1. Januar bis 31. Dezember 2006 (HVB Group gemäß IFRS 5)

Die von Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar, der in der Gewinn- und Verlustrechnung zu einer anderen Darstellung führt.

In der nachfolgend dargestellten IFRS 5 konformen Gewinn- und Verlustrechnung werden die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und Minderheiten der HVB Group neu erfasst. Als aufgegebene Geschäftsbereiche sind die Gesellschaften bzw. Teilkonzerne Bank Austria Creditanstalt-Gruppe, Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine), Closed Joint Stock Company International Moscow Bank (IMB), AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und die HVB AG Filialen Tallinn, Estland und Vilnius, Litauen, definiert.

	NOTES	2006	2005	VERÄNDERUNG	
Erträge/Aufwendungen		in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft	27	3148	3166	− 18	− 0,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	28	251	259	− 8	− 3,1
Zinsüberschuss		**3399**	**3425**	**− 26**	**− 0,8**
Provisionsüberschuss	29	1753	1723	+ 30	+ 1,7
Handelsergebnis	30	768	376	+ 392	>+ 100,0
Saldo sonstige Aufwendungen/Erträge	31	32	− 311	+ 343	
Zinsunabhängige Erträge		**2553**	**1788**	**+ 765**	**+ 42,8**
OPERATIVE ERTRÄGE		**5952**	**5213**	**+ 739**	**+ 14,2**
Personalaufwand		− 2216	− 2212	− 4	+ 0,2
Andere Verwaltungsaufwendungen		− 1166	− 1260	+ 94	− 7,5
Abschreibungen und Wertberichtigungen					
auf immaterielle Vermögenswerte und Sachanlagen		− 313	− 413	+ 100	− 24,2
Verwaltungsaufwand	32	**− 3695**	**− 3885**	**+ 190**	**− 4,9**
OPERATIVES ERGEBNIS		**2257**	**1328**	**+ 929**	**+ 70,0**
Zuführungen zu Rückstellungen	33	− 164	− 87	− 77	+ 88,5
Abschreibungen auf Geschäfts- oder Firmenwerte		0	0	0	0,0
Aufwendungen für Restrukturierungen	34	− 60	− 438	+ 378	− 86,3
Kreditrisikovorsorge	35	− 933	− 979	+ 46	− 4,7
Finanzanlageergebnis	36	671	69	+ 602	>+ 100,0
Andere nicht operative Aufwendungen	37	− 153	0	− 153	
ERGEBNIS VOR STEUERN	38	**1618**	**− 107**	**+ 1725**	
Ertragsteuern	20	125	− 14	+ 139	
ERGEBNIS NACH STEUERN		**1743**	**− 121**	**+ 1864**	
Fremdanteile am Ergebnis		− 103	− 6	− 97	>+ 100,0
GEWINN/VERLUST DER HVB GROUP NEU		**1640**	**− 127**	**+ 1767**	
Ergebnis nach Steuern der aufgegebenen					
Geschäftsbereiche		3457	1158	+ 2299	>+ 100,0
Fremdanteile am Ergebnis der aufgegebenen					
Geschäftsbereiche		− 677	− 389	− 288	+ 74,0
GEWINN/VERLUST DER HVB GROUP GESAMT		**4420**	**642**	**+ 3778**	**>+ 100,0**
Veränderung der Rücklagen		3798	451	+ 3347	>+ 100,0
KONZERNGEWINN		**622**	**191**	**+ 431**	**>+ 100,0**

Konzern-Gewinn- und Verlustrechnung mit Ergebnisverwendung Fortsetzung

Die Gewinn- und Verlustrechnung der HVB Group gesamt inklusive der aufgegebenen Geschäftsbereiche ist im Geschäftsjahr 2006 durch per saldo positive Sondereffekte in Höhe von 2230 Mio € geprägt, die teilweise auch im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen.

In 2006 entfallen von den Sondereffekten 362 Mio € auf die fortzuführenden Geschäftsbereiche in der HVB Group neu und 1868 Mio € auf aufgegebene Geschäftsbereiche.

Die Sondereffekte betreffen in der HVB Group neu folgende Einzelsachverhalte:
- Im Finanzanlageergebnis ausgewiesene Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften an die Pioneer Global Asset Management S.p.A. in Höhe von 543 Mio € und aus der teilweisen Veräußerung unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €).
- Im Finanzanlageergebnis enthaltene Bewertungsaufwendungen in Höhe von 130 Mio € aus dem am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios.
- Aufwendungen für Restrukturierungen in Höhe von 60 Mio €.
- In der Kreditrisikovorsorge ausgewiesene pauschalierte Einzelwertberichtigungen in Höhe von 55 Mio €, die im Rahmen der Vorbereitung auf Basel II über Verbesserungen der Datenbasis bezüglich des Ausfallverhaltens bei Kunden mit 90 Tagen Zahlungsverzug und anderen Leistungsstörungen erstmals möglich wurden.
- In der Zeile »Andere nicht operative Aufwendungen« ausgewiesene Aufwendungen in Höhe von 153 Mio € aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien Held for Trading und aFVtPL (Fair-Value-Abschlag).

In den aufgegebenen Geschäftsbereichen setzen sich die Sondereffekte aus folgenden Einzelposten zusammen:
- Im Finanzanlageergebnis vereinnahmte Veräußerungsgewinne aus dem Verkauf der zur BA-CA Gruppe gehörenden HVB Splitska banka in Höhe von 669 Mio € und der Veräußerung der Bank BPH Gruppe mit einen Gewinn von 1756 Mio €.
- Aufwendungen für Restrukturierungen der aufgegebenen Geschäftsbereiche in Höhe von 248 Mio €. Davon betreffen 225 Mio € die Bildung von Rückstellungen für Reorganisationen und Restrukturierungen der Divisionen Retail, Corporates, Markets & Investment Banking, Global Banking Services, Support Services und Risk Management bei der BA-CA.
- Einmalaufwand in der Kreditrisikovorsorge in Höhe von 278 Mio € im Rahmen methodisch bedingter Umstellungen bei der BA-CA.
- Im GuV-Posten »Andere nicht operative Aufwendungen« ausgewiesene Aufwendungen in Höhe von 31 Mio € aus der Änderung von Parametern in der Ermittlung der Fair Values für Finanzinstrumente (Fair-Value-Abschlag).

Im Vorjahr handelt es sich neben den Aufwendungen für Restrukturierungen in Höhe von 546 Mio € (darunter für aufgegebene Geschäftsbereiche 108 Mio €) um weitere Sonderbelastungen aus der Kreditrisikovorsorge wegen zusätzlicher pauschalierter Einzelwertberichtigungen in Höhe von 147 Mio € (darunter für aufgegebene Geschäftsbereiche 70 Mio €).

In der HVB Group gesamt haben wir vom Gewinn (4420 Mio €) den Rücklagen 3798 Mio € zugeführt. Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 622 Mio €. Der Hauptversammlung schlagen wir vor zu beschließen, eine Dividende in Höhe von 301 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 321 Mio € vorzunehmen. Die Dividendensumme in Höhe von 301 Mio € entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie.

ERGEBNIS JE AKTIE

HVB GROUP GESAMT	NOTES	2006 in €	2005 in €
Ergebnis je Aktie (bereinigt)[1]	40	2,88	1,55
Ergebnis je Aktie	40	5,89	0,86

1 2006 bereinigt um die definierten Sondereffekte
2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge.

Da zum Abschlussstichtag 2006 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

In der nachfolgenden, zu Informationszwecken dargestellten Gewinn- und Verlustrechnung haben wir die Erträge und Aufwendungen sowohl der fortgeführten als auch der aufgegebenen Geschäftsbereiche in den einzelnen GuV-Posten dargestellt und geben somit einen Überblick über die Erfolgsentwicklung der HVB Group gesamt inklusive der aufgegebenen Geschäftsbereiche.

	2006	2005	VERÄNDERUNG	
Erträge/Aufwendungen der HVB Group gesamt	in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft	5886	5576	+ 310	+ 5,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	479	533	– 54	– 10,1
Zinsüberschuss	**6365**	**6109**	**+ 256**	**+ 4,2**
Provisionsüberschuss	3468	3198	+ 270	+ 8,4
Handelsergebnis	1230	656	+ 574	+ 87,5
Saldo sonstige Aufwendungen/Erträge	104	–322	+ 426	
Zinsunabhängige Erträge	**4802**	**3532**	**+1270**	**+ 36,0**
OPERATIVE ERTRÄGE	**11167**	**9641**	**+1526**	**+ 15,8**
Personalaufwand	–3895	–3733	– 162	+ 4,3
Andere Verwaltungsaufwendungen	–2132	–2185	+ 53	– 2,4
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	–573	–690	+ 117	– 17,0
Verwaltungsaufwand	**–6600**	**–6608**	**+ 8**	**– 0,1**
OPERATIVES ERGEBNIS	**4567**	**3033**	**+1534**	**+ 50,6**
Zuführungen zu Rückstellungen	–267	–98	– 169	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Aufwendungen für Restrukturierungen	–308	–546	+ 238	– 43,6
Kreditrisikovorsorge	–1661	–1482	– 179	+ 12,1
Finanzanlageergebnis	3170	392	+2778	>+ 100,0
Andere nicht operative Aufwendungen	–184	0	– 184	
ERGEBNIS VOR STEUERN	**5317**	**1299**	**+4018**	**>+ 100,0**
Ertragsteuern	–117	–262	+ 145	– 55,3
ERGEBNIS NACH STEUERN	**5200**	**1037**	**+4163**	**>+ 100,0**
Fremdanteile am Ergebnis	–780	–395	– 385	+ 97,5
Gewinn/Verlust der HVB Group gesamt	**4420**	**642**	**+3778**	**>+ 100,0**
Veränderung der Rücklagen	3798	451	+3347	>+ 100,0
Konzerngewinn	**622**	**191**	**+ 431**	**>+ 100,0**

Bilanz

zum 31. Dezember 2006

Aktiva	NOTES	2006 in Mio €	2005 in Mio €	VERÄNDERUNG in Mio €	in %
Barreserve	41	3211	7757	- 4546	- 58,6
Handelsaktiva	7, 42	107211	103519	+ 3692	+ 3,6
Forderungen an Kreditinstitute	8, 43	41264	57229	- 15965	- 27,9
Forderungen an Kunden	8, 44	169998	274643	- 104645	- 38,1
Wertberichtigungen auf Forderungen	9, 45	- 6068	- 12511	+ 6443	+ 51,5
Finanzanlagen	10, 47	19845	45419	- 25574	- 56,3
Sachanlagen	11, 48	1547	2723	- 1176	- 43,2
Immaterielle Vermögenswerte	13, 49	808	2776	- 1968	- 70,9
Ertragsteueransprüche	50	2745	3291	- 546	- 16,6
Sonstige Aktiva	51	3021	5573	- 2552	- 45,8
Vermögenswerte aufgegebener Geschäftsbereiche					
und zur Veräußerung gehaltene langfristige Vermögenswerte					
oder Veräußerungsgruppen	53, 54	164451	3240	+ 161211	>+ 100,0
Summe der Aktiva		**508033**	**493659**	**+ 14374**	**+ 2,9**

Passiva	NOTES	2006 in Mio €	2005 in Mio €	VERÄNDERUNG in Mio €	 in %
Verbindlichkeiten gegenüber Kreditinstituten	15, 58	85672	113739	– 28067	– 24,7
Verbindlichkeiten gegenüber Kunden	15, 59	92136	158421	– 66285	– 41,8
Verbriefte Verbindlichkeiten	15, 60	76938	105982	– 29044	– 27,4
Handelspassiva	16, 61	59962	63638	– 3676	– 5,8
Rückstellungen	17, 62	1683	5672	– 3989	– 70,3
Ertragsteuerverpflichtungen	63	1378	1891	– 513	– 27,1
Sonstige Passiva	18, 64	5214	9406	– 4192	– 44,6
Nachrangkapital	65	12142	17612	– 5470	– 31,1
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenenen Veräußerungsgruppen	66, 67	152920	1887	+ 151033	>+ 100,0
Eigenkapital		19988	15411	+ 4577	+ 29,7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		16690	12358	+ 4332	+ 35,1
Gezeichnetes Kapital		2252	2252	0	0,0
Kapitalrücklage		8883	9128	– 245	– 2,7
Andere Rücklagen		4061	58	+ 4003	>+ 100,0
Bewertungsänderungen von Finanzinstrumenten		872	729	+ 143	+ 19,6
AfS-Rücklage		1195	871	+ 324	+ 37,2
Hedge-Rücklage		– 323	– 142	– 181	>– 100,0
Konzerngewinn		622	191	+ 431	>+ 100,0
Anteile in Fremdbesitz		3298	3053	+ 245	+ 8,0
Summe der Passiva		**508033**	**493659**	**+ 14374**	**+ 2,9**

Entwicklung des Eigenkapitals 2006

in Mio €	GEZEICHNETES KAPITAL	KAPITAL-RÜCKLAGE	ANDERE RÜCKLAGEN	DARUNTER: PENSIONSÄHNLICHE VERPFLICHTUNGEN IAS 19
Eigenkapital zum 1. 1. 2005 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9103**	**227**	**—**
Erstanwendungseffekte aus geänderten und neuen IFRS	—	—	–245	–245
Eigenkapital zum 1. 1. 2005 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9103**	**–18**	**–245**
Zugang aus Kapitalerhöhung gegen Bareinlage	—	—	—	—
Transaktionskosten zur Kapitalerhöhung	—	—	—	—
Abgang aus Kapitalherabsetzungen	—	—	—	—
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	—
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	451	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	–561	–561
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	25	—	—
Ausschüttungen	—	—	—	—
Veränderungen im Konsolidierungskreis	—	—	83	—
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	103	—
Eigenkapital zum 31. 12. 2005	**2252**	**9128**	**58**	**–806**
Eigenkapital zum 1. 1. 2006 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**864**	**—**
Erstanwendungseffekte aus geänderten und neuen IFRS	—	—	–806	–806
Eigenkapital zum 1. 1. 2006 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**58**	**–806**
Zugang aus Kapitalerhöhung gegen Bareinlage	—	—	—	—
Transaktionskosten zur Kapitalerhöhung	—	—	—	—
Abgang aus Kapitalherabsetzungen	—	—	—	—
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	—
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	3798	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	–8	–8
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	–1	—	—
Ausschüttungen	—	—	—	—
Veränderungen im Konsolidierungskreis	—	—	18	—
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	–244	195	—
Eigenkapital zum 31. 12. 2006	**2252**	**8883**	**4061**	**–814**
darunter:				
Eigenkapital der aufgegebenen Geschäftsbereiche				
und zur Veräußerung gehaltene Vermögensgruppen	—	—	1912	–590

BEWERTUNGSÄNDERUNGEN VON FINANZINSTRUMENTEN		KONZERN-GEWINN	AUF DIE ANTEILS-EIGNER DER HVB AG ENTFALLENDES EIGENKAPITAL INSGESAMT	ANTEIL IM FREMDBESITZ	EIGENKAPITAL INSGESAMT
AfS-RÜCKLAGE	HEDGE-RÜCKLAGE				
354	**- 469**	**—**	**11467**	**2509**	**13976**
—	—	—	- 245	- 43	- 288
354	**- 469**	**—**	**11222**	**2466**	**13688**
—	—	—	—	9	9
—	—	—	—	—	—
—	—	—	—	—	—
771	189	—	960	20	980
- 256	140	—	- 116	—	- 116
—	—	191	642	395	1037
—	—	—	- 561	- 123	- 684
—	—	—	25	—	25
—	—	—	—	- 118	- 118
—	—	—	83	201	284
2	- 2	—	103	203	306
871	**- 142**	**191**	**12358**	**3053**	**15411**
871	**- 142**	**191**	**13164**	**3219**	**16383**
—	—	—	- 806	- 166	- 972
871	**- 142**	**191**	**12358**	**3053**	**15411**
—	—	—	—	40	40
—	—	—	—	—	—
—	—	—	—	—	—
646	- 368	—	278	51	329
- 322	187	—	- 135	- 1	- 136
—	—	622	4420	780	5.200
—	—	—	- 8	- 5	- 13
—	—	—	- 1	—	- 1
—	—	- 191	- 191	- 191	- 382
—	—	—	18	- 320	- 302
—	—	—	- 49	- 109	- 158
1195	**- 323**	**622**	**16690**	**3298**	**19988**
405	- 136	—	2181	2446	4627

Kapitalflussrechnung

in Mio €	2006	2005
Jahresüberschuss/-fehlbetrag der HVB Group gesamt	**5200**	**1037**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen		
zu Rückstellungen im Kreditgeschäft	1761	1600
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	1088	1077
Veränderung anderer zahlungsunwirksamer Posten	– 4620	– 2231
Gewinne aus der Veräußerung von Anlagevermögen	– 1094	– 392
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlter Zinsen		
und erhaltener Dividenden)	– 4724	– 5728
Zwischensumme	**– 2389**	**– 4637**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit		
nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (–)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	– 18784	– 9692
Forderungen an Kreditinstitute	– 19757	– 7846
Forderungen an Kunden	8071	45
Andere Aktiva aus operativer Geschäftstätigkeit	– 46	220
Verbindlichkeiten gegenüber Kreditinstituten	23754	8912
Verbindlichkeiten gegenüber Kunden	5054	9892
Verbriefte Verbindlichkeiten	– 4115	– 3645
Andere Passiva aus operativer Geschäftstätigkeit	– 924	3008
Gezahlte Ertragsteuern	– 319	– 207
Erhaltene Zinsen	19466	17271
Gezahlte Zinsen	– 15283	– 12331
Erhaltene Dividenden	326	544
Cashflow aus operativer Geschäftstätigkeit	**– 4946**	**1534**
darunter: aufgegebene Geschäftsbereiche	1148	3173

in Mio €	2006	2005
Einzahlungen aus der Veräußerung von Finanzanlagen	13114	5750
Einzahlungen aus der Veräußerung von Sachanlagen	65	8
Auszahlungen für den Erwerb von Finanzanlagen	- 8625	- 4357
Auszahlungen für den Erwerb von Sachanlagen	- 194	- 902
Effekte aus der Veränderung des Konsolidierungskreises	229	537
Cashflow aus Investitionstätigkeit	**4589**	**1036**
darunter: aufgegebene Geschäftsbereiche	- 2489	- 971
Veränderungen der Kapitalrücklagen	—	25
Einzahlungen aus Kapitalerhöhung	—	—
Dividendenzahlungen	- 559	—
Mittelveränderungen aus sonstiger Finanzierungstätigkeit (nachrangiges und hybrides Kapital)	- 806	- 1301
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	131	86
Cashflow aus Finanzierungstätigkeit	**- 1234**	**- 1190**
darunter: aufgegebene Geschäftsbereiche	- 332	- 126
Zahlungsmittelbestand zum Ende der Vorperiode HVB Group gesamt	**7757**	**6903**
+/– Cashflow aus operativer Geschäftstätigkeit	- 4946	1534
+/– Cashflow aus Investitionstätigkeit	4589	1036
+/– Cashflow aus Finanzierungstätigkeit	- 1234	- 1190
+/– Effekte aus Wechselkursänderungen	- 81	71
Abzüglich zur Veräußerung gehaltene Vermögensgruppe und aufgegebene Geschäftsbereiche	- 2874	- 597
Zahlungsmittelbestand zum Ende der Periode (HVB Group neu)		
(2005: HVB Group gesamt)	**3211**	**7757**

Erläuterungen (Notes) zum Konzernabschluss

KONZERNABSCHLUSS NACH IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss haben wir nach den International Financial Reporting Standards (IFRS) gemäß EG-Verordnung Nr. 1606/2002 des Europäischen Parlaments und des Rates vom 19. Juli 2002 im Rahmen des EU-Endorsements in Verbindung mit §315a HGB erstellt. Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die International Accounting Standards (IAS), die Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) bzw. des ehemaligen Standing Interpretations Committee (SIC). §315a HGB enthält die neben den IFRS weiterhin anzuwendenden nationalen Vorschriften für kapitalmarktorientierte Unternehmen.

Die nach §161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex haben wir auf unserer Internetseite www.hvb.com/entsprechenserklaerung veröffentlicht. Unsere börsennotierte Tochter DAB Bank AG hat die entsprechenden Erklärungen auf ihrer Internetseite eingestellt.

Der Konzernlagebericht erfüllt neben den Anforderungen des §315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach §315 HGB.

Die nachfolgend aufgeführten Gesellschaften sind gemäß § 264b HGB von der Verpflichtung befreit, einen Lagebericht aufzustellen und den Jahresabschluss offen zu legen:

- HVZ GmbH & Co. Objekt KG, München,
- Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München,
- Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München.
- Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München,
- A & T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, München,
- HVB Gesellschaft für Gebäude mbH & Co. KG, München,
- KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München,
- Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München,
- Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München,
- Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München,
- SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, München,
- Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München,
- TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs KG, München.

Bilanzierungs- und Bewertungsmethoden



1 Konzerneinheitliche Bilanzierung
Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Die Ausübung von Wahlrechten wird im Einzelnen bei den jeweiligen Bilanzpositionen erläutert.

2 Stetigkeit
Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS 1 und IAS 8 folgend stetig an. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen ebenfalls retrospektiv. Im Jahr 2006 haben wir mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Ansatz-, Bewertungs- und Ausweismethoden wie im Konzernabschluss 2005 angewandt.

Änderungen von Schätzungen wurden ergebniswirksam in der Periode, auf die sich die Änderung des Schätzverfahrens auswirkt, erfasst bzw. – falls die Änderung des Schätzverfahrens sich nicht auf die GuV auswirkt – wird der Buchwert des betroffenen Vermögenswertes der Verbindlichkeit oder der Eigenkapitalposition angepasst.

Nachfolgend sind die ab 1. Januar 2006 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Das im überarbeiteten IAS 19.93 A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, hat die HVB Group ausgeübt. Die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung wurden entsprechend angepasst. Dabei wurden 1372 Mio € ungetilgte versicherungsmathematische Verluste sowie damit im Zusammenhang stehende aktive latente Steuern (400 Mio €) direkt mit dem Eigenkapital verrechnet. Das Eigenkapital hat sich durch die Methodenänderung somit per 31. Dezember 2005 um 972 Mio € verringert; davon entfallen 166 Mio € auf Anteile in Fremdbesitz. Die Rückstellungen haben sich in Höhe des ungetilgten versicherungsmathematischen Verlustes (1372 Mio €) saldiert mit der aktivierten Überdeckung des Planvermögens (264 Mio €) um 1108 Mio € erhöht. Die Finanzanlagen (Überdeckung des Planvermögens) haben sich entsprechend um 264 Mio € reduziert.

Daneben waren noch folgende Standardänderungen erstmals anzuwenden, die für die HVB Group keine wesentlichen Auswirkungen haben:
- Änderung zu IAS 21 »Auswirkungen von Änderungen der Wechselkurse«,
- Ergänzung des IAS 39 »Finanzinstrumente: Ansatz und Bewertung« und IFRS 4 »Versicherungsverträge«,
- Änderung von IAS 39 zum Cashflow-Hedge-Accounting,
- Interpretation IFRIC 4 zu Leasingverhältnissen.

Im Geschäftsjahr 2006 hat die HVB Group das interne Modell zu Ermittlung von Fair Values angepasst; durch die Anpassung wurden weitere Einflussgrößen auf den Fair Value im Rahmen der Marktwertermittlung berücksichtigt. Der hieraus resultierende Aufwand wird als »Andere nicht operative Aufwendungen« in der GuV erfasst.

Im Rahmen der Integration in die UniCredit Gruppe stellen wir die Gewinn- und Verlustrechnung (GuV) ab dem Geschäftsjahr 2006 in der von der UniCredit seit Jahren in der Kapitalmarktkommunikation gewählten Struktur dar.

Nachfolgend erläutern wir die wesentlichen Unterschiede zwischen neuem GuV-Ausweis nach dem UniCredit GuV-Schema und dem bisherigen GuV-Schema der HVB.

- Der Zinsüberschuss enthält nach dem neuen GuV-Schema handelsinduzierte Zinsbestandteile, die bisher im Handelsergebnis gezeigt wurden. Ferner werden die bisher im Zinsüberschuss ausgewiesenen Erträge (Mieterträge) aus Investment Properties nunmehr dem Saldo sonstige Aufwendungen/Erträge zugeordnet.

- Der Provisionsüberschuss enthält handelsinduzierte Provisionsbestandteile (früher im Handelsergebnis gezeigt).

- Das Handelsergebnis wird ohne handelsinduzierte Zins- und Provisionserfolge ausgewiesen. Die handelsinduzierten Dividendenerträge verbleiben im Handelsergebnis. Ferner enthält das Handelsergebnis Erfolge aus der Bewertung von Finanzinstrumenten der Kategorie aFVtPl (»at fair value through profit and loss«), die bisher im Finanzanlageergebnis gezeigt wurden.

Bilanzierungs- und Bewertungsmethoden Fortsetzung

– In den Saldo sonstige Aufwendungen/Erträge sind ein Großteil der bisher im Finanzanlageergebnis gezeigten Aufwendungen und Erträge aus Investment Properties einbezogen. Ferner sind die wesentlichen Bestandteile der bisherigen GuV-Position Saldo übrige Erträge/Aufwendungen (zum Beispiel Verlustübernahmen) jetzt im Saldo sonstige Aufwendungen/Erträge enthalten. Die Zuführungen und Auflösungen von Rückstellungen sind – soweit es sich nicht um Restrukturierungsrückstellungen handelt – in die separate Position »Zuführungen zu Rückstellungen« eingegangen.
– Dem Verwaltungsaufwand werden Abschreibungen auf Investment Properties zugeordnet, die bisher das Finanzanlageergebnis belasteten.
– Die Kreditrisikovorsorge wird nach dem GuV-Schema der UniCredit außerhalb des operativen Ergebnisses gezeigt und ist weitgehend mit den bisherigen Inhalten vergleichbar (Ausnahme zum Beispiel Prozessrisiken aus dem Kreditgeschäft).

Erläuterungen zur Anpassung des Gewinn- und Verlustrechnungsausweises an den Ausweis in der UniCredit Gruppe

Neues Gewinn- und Verlustrechnungsschema

ERTRÄGE/AUFWENDUNGEN	2005 in Mio €
Überschuss aus originärem Zinsgeschäft	5576
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	533
Zinsüberschuss	**6109**
Provisionsüberschuss	3198
Handelsergebnis	656
Saldo sonstige Aufwendungen/Erträge	– 322
Zinsunabhängige Erträge	**3532**
OPERATIVE ERTRÄGE	**9641**
Personalaufwand	– 3733
Andere Verwaltungsaufwendungen	– 2185
Abschreibungen und Wertberichtigungen	
auf immaterielle Vermögenswerte und Sachanlagen	– 690
Verwaltungsaufwand	**– 6608**
OPERATIVES ERGEBNIS	**3033**
Zuführungen zu Rückstellungen	– 98
Abschreibungen auf Geschäfts- oder Firmenwerte	0
Aufwendungen für Restrukturierungen	– 546
Kreditrisikovorsorge	– 1482
Finanzanlageergebnis	392
ERGEBNIS VOR STEUERN	**1299**
Ertragsteuern	– 262
ERGEBNIS NACH STEUERN	**1037**
Fremdanteile am Ergebnis	– 395
GEWINN/VERLUST DER HVB GROUP GESAMT	**642**

Bisheriges Gewinn- und Verlustrechnungsschema[1]

ERTRÄGE/AUFWENDUNGEN	2005 in Mio €
Zinserträge	17067
Zinsaufwendungen	– 11182
Zinsüberschuss	5885
Kreditrisikovorsorge	– 1513
Zinsüberschuss nach Kreditrisikovorsorge	4372
Provisionserträge	3859
Provisionsaufwendungen	– 619
Provisionsüberschuss	3240
Handelsergebnis	926
Verwaltungsaufwand	– 6582
Saldo sonstige betriebliche Erträge/	
Aufwendungen	– 143
Betriebsergebnis	**1813**
Finanzanlageergebnis	321
Abschreibungen auf Geschäfts- oder Firmenwerte	0
Aufwendungen für Restrukturierungen	– 546
Saldo übrige Erträge/Aufwendungen	– 289
Ergebnis der gewöhnlichen Geschäftstätigkeit/	
Ergebnis vor Steuern	**1299**
Ertragsteuern	– 262
Ergebnis nach Steuern	**1037**
Fremdanteile am Ergebnis	– 395
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	
der HVB Group gesamt	**642**

1 Vorzeichenlogik an die Darstellung der UniCredit angepasst

3 Herausgegebene, noch nicht verpflichtend anzuwendende IFRS, die nicht vorgezogen angewendet wurden
Die folgenden vom IASB neu herausgegebenen oder überarbeiteten Standards, die erst nach Ende des Geschäftsjahrs 2006 verpflichtend anzuwenden sind, wurden nicht vorzeitig angewendet.

Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 »Angaben zu Finanzinstrumente« wird der Ausweis von Finanzinstrumenten geändert werden. IFRS 7 wird IAS 30 vollständig und IAS 32 teilweise ersetzen. Dadurch wird es zu Änderungen im Aufbau der Gewinn- und Verlustrechnung, der Bilanz sowie der Anhangangaben (Notes) kommen.

Mit IAS 1 (geändert 2005) werden ab 1. Januar 2007 Ausweisvorschriften zum Management des Eigenkapitals eingeführt.

Der neu herausgegebene IFRS 8 »Operative Segmente«, der die bisherige Regelung zur Segmentberichterstattung (IAS 14) ersetzt, ist erst ab 1. Januar 2009 verpflichtend anzuwenden.

Aus den verschiedenen, in 2006 neu herausgegebenen IFRIC-Interpretationen (IFRIC 7 bis IFRIC 12) erwarten wir keine wesentlichen Auswirkungen.

4 Konsolidierungskreis
Der Konsolidierungskreis der HVB Group schließt 488 (2005: 421) Unternehmen ein. Auf aufgegebene Geschäftsbereiche entfallen 396 Gesellschaften, sodass auf die fortgeführten Geschäftsbereiche (= HVB Group neu) 92 Gesellschaften entfallen. Im Konsolidierungskreis sind auch Zweckgesellschaften (Special Purpose Entities) enthalten, die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Wesentlichkeitskriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2006 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 28 (2005: 28) Unternehmen werden nach der at-Equity-Methode bewertet, davon eines in der HVB Group neu.

Aus dem Konsolidierungskreis der HVB Group neu sind unter anderem folgende Unternehmen ausgeschieden:
- Activest Investmentgesellschaft mbH, München,
- Activest Investmentgesellschaft Luxembourg S. A., Luxembourg,
- HVB Wealth Management Holding GmbH, München,
- Westfalenbank AG, Bochum,
- HVB Systems GmbH, Unterföhring,
- HVB Risk Management Products Inc., New York.

Die drei Activest Gesellschaften (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S. A.) wurden im dritten Quartal an die Pioneer Global Asset Managment S.p.A. zu einem Gesamtpreis von 600 Mio € verkauft. Die Activest Investmentgesellschaft mbH und Activest Investmentgesellschaft Luxembourg S. A. sind damit mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis der HVB Group ausgeschieden. Durch den Verkauf entstand in der HVB Group ein einmaliger Gewinn in Höhe von 543 Mio €, den wir im Finanzanlageergebnis ausweisen.

Die HVB Wealth Management Holding GmbH wurde am 27. Februar 2006 (Eintragung im Handelsregister) mit Wirkung zum 1. Oktober 2005 auf die HVB AG verschmolzen.

Die Westfalenbank ist per Oktober 2006 aus dem Konsolidierungskreis ausgeschieden. Die HypoVereinsbank hat am 26. Oktober 2006 den Verkauf der Westfalenbank AG an Crown Northcorp abgeschlossen. Die Transaktion beendet die Umstrukturierung der Westfalenbank AG. Bereits 2005 hatte die HVB die Bereiche Vermögensmanagement und Privatkundengeschäft veräußert. In 2006 integrierte die HypoVereinsbank das Firmenkundengeschäft der Westfalenbank AG mit über 1500 kleinen und mittelständischen Unternehmen.

Die HVB Systems GmbH, Unterföhring, wurde am 26. April 2006 mit Wirkung zum 31. Dezember 2005 auf die HVB Informations-Verarbeitungs-GmbH, München, verschmolzen, die im Zuge dieser Verschmelzung in HVB Information Services GmbH, München, umfirmiert wurde.

Die HVB Risk Management Products Inc., New York, wurde per 27. Dezember 2006 entkonsolidiert, da zu diesem Zeitpunkt die Liquidation der Gesellschaft abgeschlossen war.

Bilanzierungs- und Bewertungsmethoden Fortsetzung

Im Abschluss 2006 haben wir in der HVB Group neu unter anderem folgende Unternehmen erstmals mit Wirkung vom 1. Januar 2006 konsolidiert:
- HVB Immobilien AG, München, mit weiteren 37 wesentlichen Gesellschaften,
- HVB Capital Partners AG, München.

Daneben gibt es noch Erst- und Entkonsolidierungseffekte, die die aufgegebenen Geschäftsbereiche (Aktivitäten in Österreich und Osteuropa) betreffen:

Per 1. Januar 2006 wurden die direkten Tochtergesellschaften Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, und die AS UniCredit Bank, Riga, in den Konsolidierungskreis einbezogen.

Darüber hinaus wurden unter anderem folgende dem BA-CA Teilkonzern zuzuordnenden Gesellschaften per 1. Januar 2006 aufgenommen:
- CA IB Corporate Finance Beratungs Ges.m.b.H., Wien (Teilkonzern),
- Nova Banjalucka Banka a. d., Banja Luka,
- Universale International Realitäten GmbH, Wien (Teilkonzern),
- CA IB Securities S.A., Warschau,
- BPH Towarzystwo Funduszy Inwestycyjnych S. A., Warschau,
- BPH PBK Zarzadzanie Funduszami Sp. z.o.o., Warschau,
- CA IB Polska S. A., Warschau,
- CA IB International Markets AG, Wien,
- CA IB International Markets Ltd., London.

Die AWT International Trade AG, Wien (Teilkonzern), wurde am 1. April 2006 erstmals vollkonsolidiert.

Aus dem Teilkonzern der BA-CA sind unter anderem ausgeschieden:
- HVB Splitska banka d.d., Split,
- Bank BPH S.A., Krakau.

Am 30. Juni 2006 hat die BA-CA AG ihre 99,75%-Beteiligung an der HVB Splitska banka d. d., Split, an die Société Générale S. A., Paris, verkauft. Aus dem Verkauf der – gemäß IFRS 5 in der Bilanz zum 31. Dezember 2005 und 31. März 2006 separat als zur Veräußerung gehaltenen Veräußerungsgruppe dargestellten – HVB Splitska banka resultiert ein einmaliger Veräußerungsgewinn in Höhe von 669 Mio €, der im Ergebnis nach Steuern aus aufgegebenen Geschäftsbereichen ausgewiesen wird.

Anfang November 2006 hat die BA-CA die Bank BPH S. A., Krakau (BPH), an die UniCredit übertragen. Durch diesen gruppeninternen Transfer zu marktüblichen Konditionen entstand bei der HVB Group ein einmaliger Veräußerungsgewinn in Höhe von 1756 Mio € der im Ergebnis nach Steuern aus aufgegebenen Geschäftsbereichen ausgewiesen wird. Mit dem Verkauf der BPH wurden auch deren Tochtergesellschaften
- BPH Leasing S. A., Warschau,
- BPH Bank Hipoteczny S. A., Warschau,
- BPH Towarzystwo Funduszy Inwestycyjnych S. A., Warschau,
- BPH PBK Zarzadzanie Funduszami Sp. z.o.o. Warschau,

entkonsolidiert.

Im Kreis der at-Equity bewerteten Unternehmen verbleibt in der HVB Group neu als einzige Gesellschaft die Ramius HVB Partners LLC, Delaware.

Insgesamt haben wir in der HVB Group gesamt 584 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen circa 1,6% an der absoluten Höhe des Jahresüberschusses der HVB Group gesamt, ihr Anteil an der Bilanz des Konzerns liegt bei circa 1,1%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2006 HVB GROUP GESAMT	2005 HVB GROUP GESAMT
Tochterunternehmen der HVB Group insgesamt	**1 019**	**1 104**
Konsolidierte Unternehmen	488	421
Nicht konsolidierte Unternehmen	531	683
Gemeinschaftsunternehmen	**13**	**15**
darunter:		
at-Equity bewertete Unternehmen	—	—
Assoziierte Unternehmen	**68**	**71**
darunter:		
at-Equity bewertete Unternehmen	28	28

Wir haben von der Regelung des § 313 Abs. 4 HGB Gebrauch gemacht. In unserer gesonderten Aufstellung unseres Anteilsbesitzes gemäß § 313 Abs. 2 HGB sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvb.com/anteilsbesitzliste abgerufen werden.

5 Konsolidierungsgrundsätze

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren beizulegenden Zeitwerten zum Erstkonsolidierungszeitpunkt. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem anteiligen neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus. Den Geschäfts- oder Firmenwert aus at-Equity bewerteten Unternehmen weisen wir unter den Finanzanlagen aus. Der Geschäfts- oder Firmenwert wird gemäß IAS 36 nicht mehr planmäßig abgeschrieben. Die Geschäfts- oder Firmenwerte ordnen wir stattdessen den zahlungsmittelgenerierenden Einheiten (CGU) zu, die aus den Synergien des Zusammenschlusses Nutzen ziehen sollen. Diese CGU stellen bei uns die Divisionen bzw. Subdivisionen dar. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt. Auf CGU-Ebene prüfen wir den Geschäfts- oder Firmenwert mindestens einmal jährlich auf Werthaltigkeit. Dazu vergleichen wir den Buchwert der CGU mit dem erzielbaren Betrag als Maximum aus Nutzungswert und dem beizulegenden Zeitwert abzüglich Veräußerungskosten. Da für die CGU, denen Geschäfts- oder Firmenwerte zugeordnet werden, der Nutzungswert den Buchwert deutlich übersteigt, haben wir die Nutzungswerte als erzielbare Beträge herangezogen. Bei der Ermittlung der Nutzungswerte haben wir zur Diskontierung unseren konzerneinheitlichen Kapitalkostensatz von 8,4% verwendet. Die Cashflows haben wir für die nächsten drei Jahre geplant. Für die ewige Rente haben wir keinen Wachstumsfaktor angenommen.

Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an. Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

6 Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente bilanziell zu erfassen, in die vorgegebenen Bestandskategorien zu klassifizieren und in Abhängigkeit von dieser Klassifizierung zu bewerten:

- Die Kategorie erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Vermögenswerte und Verbindlichkeiten (aFVtPL) untergliedert sich in
  - die zu Handelszwecken gehaltenen finanziellen Vermögenswerte und Verbindlichkeiten (Held for Trading) und
  - alle Finanzinstrumente, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende Finanzinstrumente designiert werden (Fair-Value-Option).

AFVtPL-Finanzinstrumente werden zum beizulegenden Zeitwert bewertet; die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Dabei haben wir in 2006 erstmals einen Fair Value Abschlag vorgenommen, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trägt und damit die Qualität unserer konservativen Marktwertermittlung erhöht. Der Fair-Value-Abschlag betrifft im Wesentlichen Finanzinstrumente der Kategorie Held for Trading und aFVtPL. Handelsinstrumente weisen wir in den Positionen Handelsaktiva und Handelspassiva aus. Die Fair-Value-Option wenden wir im Wesentlichen nur für Sicherungsbeziehungen von finanziellen Vermögenswerten an. Wir weisen diese Finanzinstrumente in den Positionen Finanzanlagen oder Forderungen aus. Daneben haben wir auch bei einigen verbrieften Verbindlichkeiten mit eingebetteten Derivaten von der Möglichkeit der Fair-Value-Option Gebrauch gemacht.

- Unter die Kategorie Kredite und Forderungen (Loans and Receivables) fallen originäre finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen, die nicht in einem aktiven Markt notiert sind, es sei denn, sie werden in die Kategorie aFVtPL oder Available for Sale (AfS) klassifiziert. Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

Bilanzierungs- und Bewertungsmethoden Fortsetzung

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held to Maturity = HtM) sind originäre finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit, bei denen die Absicht und die Fähigkeit zum Halten bis zur Endfälligkeit besteht, es sei denn, sie werden in die Kategorie aFVtPL bzw. AfS klassifiziert oder sie erfüllen die Definition von Krediten und Forderungen. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge werden dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsmäßiger Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu. HtM-Finanzinvestitionen sind in der Position Finanzanlagen enthalten.

- Alle übrigen finanziellen Vermögenswerte fallen unter die Kategorie der zur Veräußerung verfügbaren Wertpapiere und Forderungen (AfS). Diese werden zum beizulegenden Zeitwert bewertet. Der Unterschiedsbetrag zwischen Marktwert und fortgeführten Anschaffungskosten wird solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage), bis der Vermögenswert veräußert wird oder eine erfolgswirksame Wertminderung im Sinne des IAS 39.67 zu verzeichnen ist. Die Wertminderung eines AfS-Nicht-Eigenkapitalinstruments wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. Wertminderungen von AfS-Eigenkapitalinstrumenten dürfen nur erfolgsneutral gegen die AfS-Rücklage rückgängig gemacht werden. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Für einige nicht börsennotierte Finanzanlagen und in sehr geringem Umfang für Derivate ist der beizulegende Zeitwert nicht ermittelbar. Diese bewerten wir mit fortgeführten Anschaffungskosten.

Trennungspflichtige eingebettete derivative Finanzinstrumente innerhalb eines strukturierten Produkts werden – außerhalb der Kategorien Held for Trading und aFVtPL – vom Basiskontrakt getrennt und als eigenständiges derivatives Finanzinstrument erfasst. Der Basiskontrakt wird anschließend in Abhängigkeit von der getroffenen Kategorisierung bilanziert. Die Wertänderung aus den abgetrennten und zum Fair Value bewerteten Derivaten wird erfolgswirksam erfasst.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow Hedge – ab.

Beim Fair-Value-Hedge wird das Risiko einer Änderung des beizulegenden Zeitwerts eines bilanzierten Vermögenswerts oder einer bilanzierten Verbindlichkeit oder einer bilanzunwirksamen festen Verpflichtung (oder Teile davon), das auf ein bestimmtes Risiko zurückzuführen ist und Auswirkungen auf das Periodenergebnis haben könnte, abgesichert. Dabei ist eine hohe Sicherungseffizienz erforderlich, bei der sich die Änderungen der Fair Values von gesichertem Grundgeschäft mit Bezug auf das gesicherte Risiko und Sicherungsderivat in einer Bandbreite von 80–125% ausgleichen. Wir wenden das Fair-Value-Hedge-Accounting für Derivate an, die zur Absicherung des beizulegenden Zeitwerts bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument erfolgswirksam zum beizulegenden Zeitwert bewertet. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Beim Cashflow Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden. Wir wenden das Cashflow-Hedge-Accounting für Derivate zur Absicherung künftiger Zinszahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset-Liability-Managements der Absicherung künftiger Zinscashflows dienen. Zukünftige variable Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten werden dabei vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die erwarteten zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten (inklusive rollierender kurzfristiger Positionen) zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Diese erfolgswirksamen Auflösungen in der Zukunft werden in der Gewinn- und Verlustrechnung durch die Cashflows aus den Grundgeschäften kompensiert. Der ineffiziente Teil der Sicherungsderivate ist erfolgswirksam zu erfassen. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder im Falle von AfS-Vermögenswerten zum beizulegenden Zeitwert bilanziert.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39 spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

Eine Darstellung der Risiken aus Finanzinstrumenten findet sich neben den detaillierten Angaben hierzu in den Notes unter anderem im Risikobericht.

7 Handelsaktiva

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS- oder Fair-Value-Option-Bestände sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

Die Bewertungsergebnisse für Wertpapiere und Derivate werden entweder auf Basis von externen Kursquellen (zum Beispiel Börsenkurse oder andere Kurslieferanten wie Reuters) oder auf Basis von Marktwerten aus internen Bewertungsmodellen (Mark-to-Model) berechnet. Für Wertpapiere werden überwiegend Kurse von externen Kursquellen für die Ermittlung des Bewertungsergebnisses verwendet. Derivate werden zum größten Teil auf Basis von Bewertungsmodellen bewertet. Die Parameter für unsere internen Bewertungsmodelle (zum Beispiel Zinskurven, Volatilitäten, Spreads) werden aus externen Quellen entnommen und durch das Risikocontrolling auf ihre Plausibilität und Korrektheit hin geprüft.

8 Forderungen

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um Fair-Value-Option-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt.

9 Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)

Die Bemessung der Risikovorsorge wird insbesondere durch Schätzungen hinsichtlich bereits eingetretener Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wurde. Dabei berücksichtigen wir auch akute, länderspezifische Transferrisiken.

Portfoliowertberichtigungen bilden wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfelds und aktueller Ereignisse. Dabei wenden wir die Loss Confirmation Period Methode an. Die Loss Confirmation Period stellt den Zeitraum dar zwischen dem Eintritt eines Ausfallereignisses bzw. Ausfalls des Kreditnehmers und dem Zeitpunkt an dem die Bank den Ausfall erkennt und Kreditausfälle und entsprechend – falls erforderlich – eine Einzelwertberichtigung bildet. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Portfoliowertberichtigungen.

Bilanzierungs- und Bewertungsmethoden Fortsetzung

10 Finanzanlagen
Finanzanlagen umfassen HtM-Finanzanlagen, AfS-Finanzanlagen und Fair-Value-Option-Finanzanlagen, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

AfS-Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40.30 in Verbindung mit IAS 40.56 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25–50 Jahren abgeschrieben. Die Mieterträge und die Refinanzierungsaufwendungen aus diesen Finanzinvestitionen weisen wir im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden grundsätzlich zum beizulegenden Zeitwert angesetzt.

11 Sachanlagen
Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

SACHANLAGEN	WIRTSCHAFTLICHE NUTZUNGSDAUER
Gebäude	25–50 Jahre
Einbauten in fremden Anwesen	10–25 Jahre
EDV-Anlagen (im weiteren Sinne)	3– 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3–25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Vermögenswerte des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

12 Leasinggeschäft
Gemäß IAS 17 sind Leasingverträge in Finanzierungs-Leasing und Operating-Leasingverhältnisse zu klassifizieren. Im Gegensatz zum Operating-Leasing ist ein Finanzierungs-Leasing ein Leasingverhältnis, bei dem im Wesentlichen alle mit dem Eigentum verbundenen Risiken und Chancen eines Vermögenswerts auf den Leasingnehmer übertragen werden. Dabei ist es unerheblich, ob letztendlich das zivilrechtliche Eigentum übertragen wird.

Die HVB Group als Leasinggeber
Im Rahmen eines Finanzierungs-Leasingvertrags hat der Leasinggeber in seiner Bilanz den verleasten Vermögenswert als Forderung in Höhe des Nettoinvestitionswerts anzusetzen. Die Leasingraten werden in einen Zins- und einen Tilgungsanteil aufgeteilt. Der Tilgungsanteil mindert die Forderung (Nettoinvestitionswert); der Zinsanteil wird als Zinsertrag behandelt. Zinserträge werden auf der Basis einer gleich bleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt. Der Begriff Nettoinvestitionswert wird ausführlich in Note 44 »Forderungen an Kunden« definiert. Die HVB Group verleast als Finanzierungs-Leasinggeber sowohl Mobilien als auch Immobilien.

Im Gegensatz dazu werden bei Operating-Leasingverträgen, die dem Leasinggeber zuzurechnen sind, die Leasinggegenstände unter den Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst. Die HVB Group verleast als Operating-Leasinggeber sowohl Mobilien als auch Immobilien. Verträge der HVB Group als Operating-Leasinggeber haben eine vergleichsweise geringe Bedeutung.

Die HVB Group als Leasingnehmer

Beim Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz des Leasinggegenstands erfolgt jeweils in der Höhe des beizulegenden Zeitwerts des Leasinggegenstands bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwerts der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten im Finanzierungsleasing werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt und im Verwaltungsaufwand ausgewiesen. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

13 Immaterielle Vermögenswerte

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte aus vollkonsolidierten Tochterunternehmen sowie Software ausgewiesen. Immaterielle Vermögenswerte werden nur aktiviert, wenn es wahrscheinlich ist, dass ein zukünftiger Nutzen zufließt und die Kosten verlässlich ermittelt werden können. Geschäfts- oder Firmenwerte sind gemäß IAS 36 nicht mehr planmäßig abzuschreiben. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird jährlich sowie bei Vorliegen von Anhaltspunkten überprüft. Sofern erforderlich werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von drei bis fünf Jahren abschreiben. Alle sonstigen immateriellen Vermögenswerte schreiben wir planmäßig über eine Laufzeit von bis zu zehn Jahren ab, da sie eine begrenzte Nutzungsdauer haben.

14 Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen werden nach IFRS 5 am Bilanzstichtag mit dem niedrigeren Wert von Buchwert und beizulegenden Zeitwert (abzüglich Veräußerungskosten) angesetzt.

15 Verbindlichkeiten

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Anschaffungskosten. Für einige verbriefte Verbindlichkeiten mit eingebetteten Derivaten haben wir die Fair-Value-Option angewendet.

16 Handelspassiva

In den Handelspassiva sind negative Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS- oder Fair-Value-Option-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, aus.

Handelspassiva werden mit den beizulegenden Zeitwerten bewertet. Bewertungs- und Realisierungsgewinne und -verluste werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

Die Bewertungsergebnisse für Wertpapiere und Derivate werden entweder auf Basis von externen Kursquellen (zum Beispiel Börsenkurse oder andere Kurslieferanten wie Reuters) oder auf Basis von Marktwerten aus internen Bewertungsmodellen (Mark-to-Model) berechnet. Für Wertpapiere werden überwiegend Kurse von externen Kursquellen für die Ermittlung des Bewertungsergebnisses verwendet. Derivate werden zum größten Teil auf Basis von Bewertungsmodelllen bewertet. Die Parameter für unsere internen Bewertungsmodelle (zum Beispiel Zinskurven, Volatilitäten, Spreads) werden aus externen Quellen entnommen und durch das Risikocontrolling auf ihre Plausibilität und Korrektheit hin geprüft.

17 Rückstellungen

Als Rückstellungen werden gegenwärtige rechtliche oder faktische Verpflichtungen aus einem Ereignis der Vergangenheit mit wahrscheinlichem Ressourcenabfluss und verlässlich schätzbarer Höhe angesetzt.

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden abgezinst.

Bilanzierungs- und Bewertungsmethoden Fortsetzung

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch den beizulegenden Zeitwert des Planvermögens sowie die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Das im überarbeiteten IAS 19.93 A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, haben wir zum 1. Januar 2006 ausgeübt.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich im Wesentlichen aus der Rückstellung des Vorjahrs zuzüglich des zum Beginn des Geschäftsjahrs ermittelten Pensionsaufwands, abzüglich der liquiditätswirksamen Zahlungen und abzüglich der Zuwendungen zum Planvermögen des aktuellen Geschäftsjahrs. Das von der HVB AG und einigen Tochterunternehmen eingerichtete Planvermögen zur Finanzierung der Pensionsverpflichtungen ist ausführlich in Note 62 »Rückstellungen« beschrieben.

18 Sonstige Passiva

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt. Daneben werden hier die negativen beizulegenden Zeitwerte von Derivaten außerhalb des Handelsbuchs ausgewiesen, die vor allem zur Absicherung des Marktzinsrisikos eingesetzt werden.

19 Währungsumrechnung

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf die jeweilige funktionale Währung (im Allgemeinen die jeweilige Landeswährung) lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zum Fair Value bewertet werden, werden ebenfalls mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet. Für die Umrechnung der Aufwendungen und Erträge dieser Tochterunternehmen werden Transaktionskurse verwendet.

20 Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

Segmentberichterstattung

21 Erläuterungen zur Segmentberichterstattung nach Divisionen (primäre Segmentierung)

Im Zusammenhang mit der Integration in die UniCredit Gruppe wurden die marktbezogenen Aktivitäten der HVB Group neu strukturiert und in die global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking aufgeteilt. Daneben gibt es die Division »Sonstige/Konsolidierung«, das Global Banking Services und Group Corporate Center Aktivitäten umfasst sowie Konsolidierungseffekte enthält. In die Group Corporate Center Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SCP) einbezogen.

Die Reorganisation betraf vor allem das ehemalige Geschäftsfeld Deutschland, aus dem sich die neuen Divisionen Privat- und Geschäftskunden, Wealth Management und Firmen- & Kommerzielle Immobilienkunden mit den Subdivisionen Firmenkunden sowie Kommerzielle Immobilienkunden entwickelt haben. Dabei wurden aus dem ehemaligen Ressort Privatkundengeschäft die Divisionen Privat- und Geschäftskunden und Wealth Mangement gebildet, während die Ressorts Firmenkunden und freie Berufe und Immobilien die Basis für die neue Division Firmen- & Kommerzielle Immobilienkunden bildeten. Daneben fanden Wanderungen vom bisherigen Ressort Firmenkunden und freie Berufe (Geschäftskundensegment) in die neue Division Privat- und Geschäftskunden und Wealth Management statt.

Die Division Markets & Investment Banking hat sich im Wesentlichen aus dem bisherigen Segment Corporates & Markets gebildet, jedoch ohne die Aktivitäten der BA-CA Gruppe und der IMB.

Nachdem die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, gemäß IFRS 5 einen aufgegebenen Geschäftsbereich darstellen, weisen wir gemäß IAS 14.52 zusätzlich und getrennt von den fortzuführenden Divisionen und Segmenten der HVB Group neu eine separate Spalte »Aufgegebene Geschäftsbereiche« in unserem Segmentbericht aus. Darin enthalten sind die Erträge und Aufwendungen der als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne Bank Austria Creditanstalt-Gruppe, HVB Bank Ukraine, IMB, AS UniCredit Bank, Riga, und die HVB AG Filialen Tallinn und Vilnius.

INHALTE DER SEGMENTE DER HVB GROUP NEU

Division Privat- und Geschäftskunden

Innerhalb der Division Privat- und Geschäftskunden teilen wir unsere Kunden in drei Gruppen ein: Privatkunden, vermögende Privatkunden (Affluents) und Geschäftskunden. Entsprechend setzen wir unsere Wachstumsstrategie in den jeweiligen Kundengruppen unterschiedlich um: Bei den Privatkunden konzentrieren wir uns auf attraktive Marktsegmente, halten dort eine übersichtliche, auf den spezifischen Kundenbedarf zugeschnittene Produktpalette bereit und (re-)aktivieren die Einproduktnutzer unter unseren Kunden. In der Kundengruppe der Affluents intensivieren wir den systematischen Kundenkontakt, entwickeln den bedarfsorientierten Ansatz sowie unsere Produkte weiter und optimieren den Risikoertrag für jeden Kunden. Bei den Geschäftskunden schließlich verstärken wir unser Cross-Selling (insbesondere das Asset-Gathering), adjustieren unsere Preisgestaltung und unser Servicemodell und harmonisieren die Vertriebskanäle.

Die Division Privat- und Geschäftskunden betreut circa drei Millionen Kunden. Wesentliche dieser Division zugeordnete Tochtergesellschaften sind das Bankhaus Neelmeyer und die Vereinsbank Victoria Bauspar AG.

Division Wealth Management

Wealth Management umfasste in 2006 den Vertrieb für vermögende Kunden in Deutschland, das Private Banking Geschäft in Luxemburg, die Aktivitäten der DAB Bankengruppe, die Produktion und den Vertrieb von Sachwerten sowie bis zum 30. Juni 2006 die Erträge und Aufwendungen der Activest Gruppe.

Im Rahmen der Divisionalisierung wurden mehr als 37.000 vermögende Kunden aus dem Privatkunden- und dem Firmenkundengeschäft der HVB AG mit einem Finanzanlagevolumen von insgesamt über 31 Mrd € übernommen.

In dieser Division werden Kunden mit einem liquiden Vermögen ab 500 000 € im Rahmen eines speziell auf die Bedürfnisse gehobener Kunden zugeschnittenen Betreuungsansatzes betreut. Für Kunden mit einem Finanzanlagevolumen ab 30 Mio € wird dieser um spezifische Family-Office-Leistungen erweitert.

Segmentberichterstattung Fortsetzung

Folgende Kundengruppen bilden die Grundlage des auf ganzheitliches Vermögensmanagement ausgerichteten Betreuungsmodells: Family-Office-Kunden, bei denen die ganzheitliche Beratung in Bezug auf sehr große und komplexe Vermögen im Vordergrund steht, vermögende Privatkunden mit dem Schwerpunkt auf individuellen Vermögensstrategien, Freiberufler und Geschäftskunden, bei denen die Vermögensmehrung und die Unternehmensfinanzierung im Mittelpunkt stehen, sowie Stiftungen und Gesellschaften mit Schwerpunkt auf dem professionellen Management großer Vermögen. Ferner wird die private Seite von Unternehmensinhabern betreut und bei bestimmten Depotkonten, zum Beispiel von »Öffentlichen Kunden und Freien Berufen« das professionelle Vermögensmanagement übernommen.

Division Firmen- & Kommerzielle Immobilienkunden

Im Firmenkundengeschäft konzentrieren wir uns auf die Bedürfnisse unserer rund 70000 Kunden – unter anderem Begleitung ihrer Internationalisierung, neue Wege bei Finanzierung und Finanzrisikomanagement und die Öffnung für den Kapitalmarkt. Wir haben das ambitionierte Ziel, die führende Firmenkundenbank in Deutschland zu sein. Dies wurde uns mit der Wahl zur Mittelstandsbank des Jahres 2007 durch »Markt und Mittelstand« bescheinigt.

Das Firmenkundengeschäft bietet verschiedene Betreuungsmodelle, die auf unterschiedliche Kundenbedürfnisse ausgerichtet sind. Im Einzelnen verfügen wir über Betreuungsmodelle für Großkunden (Large Caps), den Gehobenen Mittelstand (Mid Caps), den Mittelstand (Small Caps), und Öffentliche Kunden (Public Sector). Wir verbinden die Betreuungsmodelle mit regionaler Nähe und Branchen-Know-how.

Das Kreditgeschäft bleibt auch künftig unser Kerngeschäft. Dabei schaffen wir für unsere mittelständischen Firmenkunden innovative Lösungen, die den klassischen Kredit ersetzen oder ergänzen, wie zum Beispiel Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes. Neben anspruchsvollen Beratungsdienstleistungen, bieten wir einer breiten mittelständischen Unternehmerschaft verstärkt strukturierte Finanzierungen an, ebenso wie die Analyse und die Finanzierung des Umlauf- (Working Capital) und Anlagevermögens. Das Geschäft mit nachrangigen Finanzierungsmitteln, kleinen und mittleren Finanzierungen von Unternehmenstransaktionen sowie Projektfinanzierungen wird dabei weiter ausgebaut. Im Finanzrisikomanagement beraten wir unsere Kunden umfangreich über alle möglichen Absicherungen Ihrer Unternehmensrisiken.

Als Nummer eins in Zentral- und Osteuropa begleiten wir unsere Kunden in unserem europäischen Netzwerk.

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die HVB Banque Luxembourg als mehrdivisionale Gesellschaft und die HVB Leasing GmbH.

Kommerzielles Immobiliengeschäft

Das kommerzielle Immobiliengeschäft gehört organisatorisch zur Firmenkundendivision. Es ist Bestandteil der Wachstumsstrategie der UniCredit Gruppe in Deutschland und in Europa mit dem Ziel, das Risiko-Ertrags-Profil der Portfolios spürbar zu verbessern und die Profitabilität des Geschäfts kontinuierlich zu erhöhen. Eine wesentliche Rolle nehmen dabei die konsequente Umsetzung unserer strengen, an den aktuellen Marktbedingungen orientierten Kreditpolitik sowie die nachhaltige Reduzierung unprofitabler Portfolioteile ein. Unsere Zielkunden bedienen wir mit maßgeschneiderten Produkten aus der gesamten Produktpalette der HypoVereinsbank. Das beginnt mit der klassischen Objektfinanzierung inklusive Zinssicherung und reicht bis zur Strukturierung, Syndizierung und gegebenenfalls Verbriefung von Portfolios. Mit unseren regionalen Betreuungsteams an sechs deutschen Standorten (Berlin, Düsseldorf, Frankfurt, Hamburg, München und Nürnberg) sowie den in München konzentrierten Spezialisten für strukturierte Finanzierungen stehen wir unseren Kunden zur Verfügung.

Division Markets & Investment Banking

Die globale Division Markets & Investment Banking (MIB) der UniCredit Gruppe ist zur Mitte des Jahres 2006 als virtuelle Organisation an den Start gegangen. Hauptsitz der Division ist München. Niederlassungen finden sich weltweit an allen wichtigen Finanzplätzen wie zum Beispiel in London, New York, Hongkong und Singapur. 1100 institutionelle Kunden sowie 270 Multinationals werden von circa 2000 Mitarbeitern an 40 Standorten betreut. Die HypoVereinsbank wird zum Kompetenzzentrum für das Investment Banking der UniCredit Gruppe ausgebaut. Alle diesbezüglichen Aktivitäten sollen in der HVB gebündelt werden, nicht zuletzt auf Grund der vorhandenen Expertise und des Know-hows in diesem Bereich. Rund 70% des Geschäftsvolumens und der Erträge der Investment Banking Aktivitäten der UniCredit Gruppe werden bereits heute in der HypoVereinsbank generiert und fließen damit aktuell in die Bilanz und die Erfolgsrechnung der HypoVereinsbank ein. Der Anteil an diesem

Geschäftsvolumen soll durch Integration der entsprechenden Aktivitäten anderer Einheiten der UniCredit Gruppe und durch Steigerung des Marktanteils weiter erhöht werden. Der Fokus aller Aktivitäten wird dabei auf selektiven Produkten und Kundensegmenten liegen, bei denen die HypoVereinsbank differenzierte Expertise anbieten kann. Die ambitionierten Wachstumsziele des neuen Players in der europäischen Investment Banking Landschaft sind unmittelbar für die HypoVereinsbank von Bedeutung.

Markets & Investment Banking wird innerhalb der UniCredit Gruppe eine einheitliche Struktur mit globaler Zuständigkeit besitzen, um international agierende Kunden entsprechend ansprechen zu können. Die Division unterscheidet sich dadurch auch organisatorisch von den anderen operativen Einheiten, die einen an die jeweiligen Märkte angepassten regionalen Marktauftritt haben und dort Teil einer für den regionalen Gesamtmarkt zuständigen rechtlichen Einheit sind.

Durch die Zusammenführung der sich ergänzenden Produktkompetenzen in den Bereichen Strukturierte Finanzierung, Strukturierte Derivate, Strukturierte Kredite sowie Währungs- und Zinssicherungsgeschäfte entsteht eine breite, konkurrenzfähige Produktpalette, die für die Gewinnung neuer Kunden wie auch für zusätzliche Dienstleistungen für Bestandskunden auf allen Märkten eine hervorragende Grundlage bildet. Ankerprodukte und Marktpositionen sind insbesondere:

- Übernahmefinanzierungen – Marktanteil in Deutschland bei 20%, bei Leveraged Buy-Outs europaweit einer der führenden Arrangeure,
- Projektfinanzierungen – europaweit einer der führenden Arrangeure,
- strukturierte Außenhandelsfinanzierung,
- Emissionsgeschäft für Pfandbriefe – Marktführer in Deutschland mit einem Anteil von 13%, europaweit sechster Platz,
- strukturierte Derivate – führender Anbieter in Deutschland.

Die Kundenbetreuung und -bindung erfolgt über einen direkten Ansatz. Senior-Banker pflegen die primären Beziehungen zu den Kunden und geben deren Wünsche an die entsprechenden Spezialisten weiter.

Ferner versteht sich Markets & Investment Banking als Lieferant innovativer und spezialisierter Produkte für alle regionalen Vertriebseinheiten der übrigen Divisionen, die somit zu gleichfalls wichtigen Einzelkunden und Hauptvertriebspartnern zählen (strukturierte Anlageprodukte für Privat- und Wealth Management-Kunden oder Derivate zur Absicherung von Rohstoff- und Währungsrisiken für Firmenkunden).

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die mehrdivisonale HVB Banque Luxembourg, die HVB Global Assets, die HVB Capital Asia Ltd. sowie die HVB Capital Partners AG.

Division Sonstige/Konsolidierung

Die Division »Sonstige/Konsolidierung« umfasst Global Banking Services und Group Corporate Center Aktivitäten sowie Konsolidierungseffekte.

Global Banking Service

Die Global Banking Services-Aktivitäten umfassen die IT-Anwendungsentwicklung und Betrieb, Einkauf, Organisation, Logistik & Facility Management, Kostenmanagement bis zu den Backoffice Funktionen für Kredit, Konto, Zahlungsverkehr, Wertpapierabwicklung als auch Foreign Exchange, Money Market und Derivate Backoffice.

Group Corporate Center

In die Group Corporate Center Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SCP) einbezogen. Das erstmals zum 30. September 2006 ausgewiesene SCP umfasste ein nicht strategisches Kreditportfolio mit einem Volumen von 20,5 Mrd €. Dabei handelt es sich um Kredite, die geringes Cross-Selling-Potenzial haben und daher nur geringe Wertschöpfung für die HypoVereinsbank darstellen. Grundsätzlich wurden diesem Portfolio nur einwandfrei bediente Kredite zugeordnet. Im Rahmen der Bestimmung des SCP wurden bei Erfüllung der oben genannten Kriterien auch wertberichtigte Kredite zugeordnet. Insgesamt beläuft sich der Anteil der einwandfrei bedienten Kredite auf 90% des gesamten SCP. Zusätzlich zum RER- bzw. SCP-Portfolio werden innerhalb der Group Corporate Center-Aktivitäten weitere Ergebnisbeiträge abgebildet, die ebenfalls nicht in den Verantwortungsbereich der einzelnen Divisionen fallen. Dazu zählen unter anderem die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Divisionen zugerechnet sind und das Ergebnis aus Wertpapierbeständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind in diesem Segment Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Segmentberichterstattung Fortsetzung

METHODIK DER SEGMENTBERICHTERSTATTUNG

Basis der Segmentberichterstattung bildet die interne Organisations- und Managementstruktur sowie die interne Finanzberichterstattung. Dabei treten die Divisionen wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Divisionen sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt.

Im Zusammenhang mit der Neustrukturierung der Segmente ergaben sich im Rahmen der Reorganisation auch Änderungen in den Methoden und Parametern für die Segmentberichterstattung:

Die Aufspaltung des Zinsüberschusses erfolgt unverändert nach der Marktzinsmethode. Im Rahmen der Eigenkapitalallokation für die Berechnung des Anlagenutzens werden bei den mehrdivisionalen Gesellschaften die Divisionen mit 7% Kernkapital bezogen auf das Risikoäquivalent für Kredit- und Marktrisiken (= Risikoaktiva plus die mit dem Faktor 12,5 gewichteten Marktrisiken) ausgestattet. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) wurde von bisher 5% auf 3,4% reduziert. Dieser Satz entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres Credit Spreads der UniCredit und wird im Rahmen des Budgetierungsprozesses für ein Jahr festgelegt. Für die Tochtergesellschaften erfolgt keine Standardisierung des Eigenkapitals.

Die Verwaltungsaufwendungen werden verursachungsgerecht auf die Divisionen verteilt. Die Bereiche Global Banking Services und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Divisionen zu einem marktüblichen Preis verrechnen. Nach der neuen Methode der Verrechnung von nicht mehr direkt zuordenbaren Kosten werden die Overheadkosten im Budgetierungsprozess je Segment festgelegt und in Form eines fixen Aufschlagsatzes auf die direkten und indirekten Kosten für das entsprechende Geschäftjahr festgeschrieben.

Bei der Darstellung der Segmentinformationen haben wir die Vorjahreszahlen 2005 und die Quartalswerte in 2006 sowohl bezüglich der Veränderungen in den Segmentstrukturen als auch der geänderten methodischen Ansätze angepasst.

22 Erfolgsrechnung nach Divisionen

in Mio €	PRIVAT- UND GESCHÄFTS-KUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIEN-KUNDEN	MARKETS & INVESTMENT BANKING	SONSTIGE/ KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE	HVB GROUP GESAMT
OPERATIVE ERTRÄGE								
2006	1728	550	1302	2279	93	5952	5215	11167
2005	1694	569	1276	1889	−215	5213	4428	9641
Verwaltungsaufwand								
2006	−1422	−336	−495	−1163	−279	−3695	−2905	−6600
2005	−1557	−387	−541	−1110	−290	−3885	−2723	−6608
OPERATIVES ERGEBNIS								
2006	306	214	807	1116	−186	2257	2310	4567
2005	137	182	735	779	−505	1328	1705	3033
Kreditrisikovorsorge								
2006	−173	−10	−264	16	−502	−933	−728	−1661
2005	−267	−4	−402	−52	−254	−979	−503	−1482
Restliche Positionen[1]								
2006	−16	542	−12	−163	−57	294	2117	2411
2005	−44	−45	−49	−27	−291	−456	204	−252
ERGEBNIS VOR STEUERN								
2006	117	746	531	969	−745	1618	3699	5317
2005	−174	133	284	700	−1050	−107	1406	1299

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen

Segmentberichterstattung Fortsetzung

Erfolgsrechnung der Division Privat- und Geschäftskunden

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
Zinsüberschuss	**1096**	**1103**	**261**	**285**	**270**	**280**
Provisionsüberschuss	629	584	140	139	154	196
Handelsergebnis	– 1	0	– 1	– 1	2	– 1
Saldo sonstige Aufwendungen/Erträge	4	7	– 10	– 2	11	5
Zinsunabhängige Erträge	**632**	**591**	**129**	**136**	**167**	**200**
OPERATIVE ERTRÄGE	**1728**	**1694**	**390**	**421**	**437**	**480**
Personalaufwand	– 557	– 565	– 132	– 139	– 145	– 141
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 865	– 992	– 213	– 227	– 210	– 215
Verwaltungsaufwand	**– 1442**	**– 1557**	**– 345**	**– 366**	**– 355**	**– 356**
OPERATIVES ERGEBNIS	**306**	**137**	**45**	**55**	**82**	**124**
Aufwendungen für Restrukturierungen	– 7	– 50	– 5	– 1	– 1	0
Kreditrisikovorsorge	– 173	– 267	– 43	– 50	– 51	– 29
Finanzanlageergebnis und andere Posten[1]	– 9	6	– 7	– 4	1	1
ERGEBNIS VOR STEUERN	**117**	**– 174**	**– 10**	**0**	**31**	**96**
Cost-Income-Ratio in %	82,3	91,9	88,5	86,9	81,2	74,2

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Entwicklung der Division Privat- und Geschäftskunden verlief in 2006 sehr erfolgreich mit einem Turnaround beim Ergebnis vor Steuern von −174 Mio € im Vorjahr auf ein positives Ergebnis in Höhe von 117 Mio € im Berichtsjahr. Diese Ergebnisverbesserung wurde überwiegend mit Produktivitätssteigerungen im operativen Geschäft erzielt.

Dabei konnte das operative Ergebnis gegenüber dem Vorjahr mit 306 Mio € mehr als verdoppelt werden. Die operativen Erträge erhöhten sich um 34 Mio € bzw. 2,0% auf 1728 Mio €. Getragen wurde diese Entwicklung vor allem von der Steigerung des Provisionsüberschusses um 7,7%. Diese resultiert auch aus dem weiterhin erfolgreichen Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB Best of Funds« mit einem Volumen von 540 Mio €, »HVB Flex Bonus« mit 150 Mio € im ersten Quartal, der »HVB 2x5% Profianleihe« mit rund 380 Mio € im zweiten Quartal und dem »HVB Höchststand-Zertifikat« mit 200 Mio € im dritten Quartal. Im vierten Quartal lag der Schwerpunkt auf der Forcierung des erfolgreichen Anlageproduktes »KombiAnlage plus«. Dabei konnten 1,3 Mrd € neues Anlagevolumen akquiriert werden, das sich nachhaltig positiv auf unser künftiges Ertragspotenzial auswirkt. Der Zinsüberschuss blieb nahezu stabil (−0,6%). Dabei konnte eine bewusste Reduzierung in unserem Immobilienportfolio durch den Anstieg der Volumen und Margen im Passivgeschäft fast kompensiert werden. Die Verwaltungsaufwendungen reduzierten sich insgesamt um 8,7% auf 1422 Mio €. Hier zeigten sich die Erfolge unseres Effizienzsteigerungsprogramms PRO wie auch die Früchte eines effizienten Kostenmanagements mit Aufwandsreduzierungen sowohl beim Personalaufwand als auch bei den anderen Verwaltungsaufwendungen (inklusive Abschreibungen auf Sachanlagen). Die Cost-Income-Ratio verbesserte sich kräftig um 9,6%-Punkte auf 82,3% infolge der insgesamt gestiegenen Produktivität durch die Zunahme der operativen Erträge bei gleichzeitiger Reduzierung der Verwaltungsaufwendungen. Unter Berücksichtigung der um 35,2% verringerten Kreditrisikovorsorge und der rückläufigen Aufwendungen für Restrukturierungen erzielte das Geschäftsfeld ein Ergebnis vor Steuern in Höhe von 117 Mio € (Vorjahr: −174 Mio €). Erwartungsgemäß wurde das Jahresergebnis 2006 weitgehend in den ersten Quartalen 2006 erzielt, während sich das Ergebnis im dritten Quartal 2006 in den Sommermonaten zyklisch abschwächte. Bezüglich des leicht negativen Ergebnisbeitrags im vierten Quartal 2006 ist zu berücksichtigen, dass das dritte Quartal 2006 durch einen positiven Nachholeffekt aus der technischen Reorganisation der neuen Segmentstruktur begünstigt war und das vierte Quartal durch einen Ergebniseffekt aus Verlagerungen zum per 30. September 2006 erstmals im Segment »Sonstige/Konsolidierung« ausgewiesenen Special Credit Portfolio negativ beeinflusst war. Bereinigt um diese Effekte hätte das Ergebnis vor Steuern des vierten Quartals leicht über dem bereinigten Wert für das dritte Quartal gelegen. Zusätzlich stand mit der Fokussierung auf unser Anlageprodukt »KombiAnlage plus« im vierten Quartal neben dem isolierten Ergebnis des vierten Quartals vor allem die nachhaltige Generierung von Erträgen in der Zukunft im Vordergrund.

Segmentberichterstattung Fortsetzung

Erfolgsrechnung der Division Wealth Management[1]

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
Zinsüberschuss	**163**	**153**	**47**	**40**	**40**	**36**
Provisionsüberschuss	397	437	86	62	114	135
Handelsergebnis	– 13	– 10	– 1	1	– 8	– 5
Saldo sonstige Aufwendungen/Erträge	3	– 11	1	– 1	3	0
Zinsunabhängige Erträge	**387**	**416**	**86**	**62**	**109**	**130**
OPERATIVE ERTRÄGE	**550**	**569**	**133**	**102**	**149**	**166**
Personalaufwand	– 117	– 131	– 26	– 25	– 34	– 32
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 219	– 256	– 49	– 43	– 65	– 62
Verwaltungsaufwand	**– 336**	**– 387**	**– 75**	**– 68**	**– 99**	**– 94**
OPERATIVES ERGEBNIS	**214**	**182**	**58**	**34**	**50**	**72**
Aufwendungen für Restrukturierungen	– 7	– 43	– 5	– 2	0	0
Kreditrisikovorsorge	– 10	– 4	– 8	– 2	4	– 4
Finanzanlageergebnis und andere Posten[2]	549	– 2	10	533	4	2
ERGEBNIS VOR STEUERN	**746**	**133**	**55**	**563**	**58**	**70**
Cost-Income-Ratio in %	61,1	68,0	56,4	66,7	66,4	56,6

1 Umfasst im ersten Halbjahr auch die Aktivitäten der Activest Gesellschaften.
2 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Das Wealth Management der HypoVereinsbank umfasst den Vertrieb für vermögende Kunden in Deutschland, das Private Banking Geschäft in Luxemburg sowie die Aktivitäten der DAB Bankengruppe. Zur Division zählt auch die Produktion und der Vertrieb von Sachwerten, zukünftig gebündelt in der in Gründung begriffenen Tochtergesellschaft WealthCap.

Im Rahmen der Divisionalisierung wurden mehr als 37 000 vermögende Kunden mit einem Finanzanlagevolumen von mehr als 31 Mrd € aus dem Privatkunden- und Firmenkundengeschäft der HVB AG übernommen. Mehr als 90% der ausgewählten Kunden haben sich sofort für das maßgeschneiderte Betreuungsangebot entschieden, was die Erwartungen bei weitem übertroffen hat.

Im Zuge der Neuordnung der Divisionen innerhalb der UniCredit Gruppe wurde die Activest Gruppe (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg, sowie Activest Investmentgesellschaft Schweiz AG, Bern) mit Wirkung zum 1. Juli 2006 an Pioneer Global Asset Management S.p.A. veräußert.

Das Ergebnis vor Steuern der Division Wealth Management ist geprägt vom Veräußerungsgewinn aus dem Verkauf der Activest Gesellschaften an Pioneer Global Asset Management S.p.A. Durch diesen Verkauf wurde ein Veräußerungsgewinn in Höhe von 543 Mio € erzielt, der im Finanzanlageergebnis ausgewiesen wird. Die Activest Gesellschaften sind mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis ausgeschieden. Dabei ist zu berücksichtigen, dass sowohl im Vergleich zum Vorjahr als auch im Vergleich zu den Quartalen des ersten Halbjahres 2006 die originären Ergebnisbeiträge der Activest Gesellschaften fehlen.

Bereinigt um den Veräußerungsgewinn und die Entkonsolidierungseffekte zeigte die Division Wealth Management beim Ergebnis vor Steuern eine sehr erfreuliche Steigerung in Höhe von 40% gegenüber dem Vorjahr. Darin spiegelt sich auch die positive Entwicklung der DAB Bankengruppe mit dem in ihrer Unternehmensgeschichte besten Ergebnis, das insbesondere durch den erfolgreichen Ausbau von Transaktionsvolumina im Wertpapiergeschäft zustande kommt. Im Dezember 2006 wurde bei der DAB Bankengruppe erstmals die Grenze von einer Million Kunden überschritten.

Die positive Ergebnisentwicklung der Division wurde getragen von deutlich gestiegenen operativen Erträgen. Bereinigt um Entkonsolidierungseffekte verzeichnete die Division Wealth Management hier einen Anstieg von 63 Mio € bzw. 13%. Treiber innerhalb der operativen Erträge war der Provisionsüberschuss mit einem um Entkonsolidierungseffekte bereinigten Anstieg von 10,3%. Insbesondere gelang es, den Anteil an gemanagten Assets wie Fonds oder Vermögensverwaltungen deutlich zu erhöhen. Der Zinsüberschuss erhöhte sich nach Bereinigung der Entkonsolidierungseffekte um 7,9%. Beim Zinsergebnis stand einem leichten Rückgang im Kreditgeschäft eine erfreuliche Ertragsentwicklung bei den Einlagen gegenüber.

Der Verwaltungsaufwand ist im Wesentlichen auf Grund der Entkonsolidierung der Activest Gesellschaften um 13,2% zurückgegangen. Bereinigt um die Entkonsolidierungseffekte ist im Verwaltungsaufwand trotz der Investitionen in das neue Geschäftsfeld eine stabile Entwicklung zu verzeichnen (+0,3%). Investitionen in Wachstum wurden durch Einsparungen bei den laufenden Kosten kompensiert. Die Cost-Income-Ratio (bereinigt) verbesserte sich durch die gute Ertragsentwicklung um 7,7 Prozentpunkte auf 61,1%.

Segmentberichterstattung Fortsetzung

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
Zinsüberschuss	**801**	**753**	**205**	**185**	**202**	**209**
Provisionsüberschuss	297	283	63	76	73	85
Handelsergebnis	4	2	2	4	– 2	0
Saldo sonstige Aufwendungen/Erträge	1	5	– 4	– 1	5	1
Zinsunabhängige Erträge	**302**	**290**	**61**	**79**	**76**	**86**
OPERATIVE ERTRÄGE	**1 103**	**1 043**	**266**	**264**	**278**	**295**
Personalaufwand	– 168	– 168	– 43	– 41	– 43	– 41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 276	– 291	– 73	– 69	– 65	– 69
Verwaltungsaufwand	**– 444**	**– 459**	**– 116**	**– 110**	**– 108**	**– 110**
OPERATIVES ERGEBNIS	**659**	**584**	**150**	**154**	**170**	**185**
Aufwendungen für Restrukturierungen	– 1	– 19	0	– 1	0	0
Kreditrisikovorsorge	– 201	– 190	– 74	– 48	– 35	– 44
Finanzanlageergebnis und andere Posten[1]	– 10	– 15	– 14	– 4	1	7
ERGEBNIS VOR STEUERN	**447**	**360**	**62**	**101**	**136**	**148**
Cost-Income-Ratio in %	40,3	44,0	43,6	41,7	38,8	37,3

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Subdivision Firmenkunden, die hauptsächlich auf das Geschäft mit mittelständischen Kunden ausgerichtet ist, zeigt in 2006 eine erfolgreiche Geschäftsentwicklung. So konnte beim Ergebnis vor Steuern das hohe Niveau des Vorjahres um ein Viertel übertroffen werden.

Dies geht hauptsächlich auf die gute operative Geschäftsentwicklung zurück, die zu einer Steigerung des operativen Ergebnisses um 12,8% führt. Die operativen Erträge verzeichneten dabei ein Wachstum von 5,8%; Wachstumsmotor waren hierbei der Zinsüberschuss mit einem Anstieg von 6,4% sowie der um 4,9% verbesserte Provisionsüberschuss, der von höheren Einnahmen aus Beratungsentgelten im Rahmen strukturierter Finanzierungen profitierte. Zudem konnten auf Grund des strikten Kostenmanagements Einsparungen im Verwaltungsaufwand in Höhe von 3,3% erzielt werden, sodass sich die Cost-Income-Ratio auf 40,3% in 2006 verbesserte.

Unterhalb des operativen Ergebnisses fielen geringere Aufwendungen an als im Vorjahr. Dabei wurde der Anstieg der Kreditrisikovorsorge um 5,8% auf 201 Mio € durch deutlich niedrigere Aufwendungen für Restrukturierungen überkompensiert.

**Erfolgsrechnung der Division
Firmen- & Kommerzielle Immobilienkunden,
Subdivision Kommerzielle Immobilienkunden**

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
Zinsüberschuss	**160**	**198**	**27**	**40**	**44**	**49**
Provisionsüberschuss	38	30	8	11	11	8
Handelsergebnis	0	0	0	0	0	0
Saldo sonstige Aufwendungen/Erträge	1	5	– 2	0	2	1
Zinsunabhängige Erträge	**39**	**35**	**6**	**11**	**13**	**9**
OPERATIVE ERTRÄGE	**199**	**233**	**33**	**51**	**57**	**58**
Personalaufwand	– 13	– 19	– 2	– 4	– 3	– 4
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 38	– 63	– 10	– 10	– 8	– 10
Verwaltungsaufwand	**– 51**	**– 82**	**– 12**	**– 14**	**– 11**	**– 14**
OPERATIVES ERGEBNIS	**148**	**151**	**21**	**37**	**46**	**44**
Aufwendungen für Restrukturierungen	0	– 7	0	0	0	0
Kreditrisikovorsorge	– 63	– 212	– 11	– 30	– 4	– 18
Finanzanlageergebnis und andere Posten[1]	– 1	– 8	5	– 6	0	0
ERGEBNIS VOR STEUERN	**84**	**– 76**	**15**	**1**	**42**	**26**
Cost-Income-Ratio in %	25,6	35,2	36,4	27,5	19,3	24,1

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Entwicklung der Subdivision Kommerzielle Immobilienkunden war in 2006 weiterhin von der Fortführung des im Vorjahr begonnenen Restrukturierungsprogramms insbesondere hinsichtlich des Abbaus nicht strategischer Portfolios geprägt.

Dadurch war der Zinsüberschuss in Folge des planmäßig fortgesetzten Volumenabbaus stark belastet und reduzierte sich um 19,2%. Dagegen konnte der Provisionsüberschuss sogar um rund ein Viertel gesteigert werden; dies vor allem dank eines sehr regen Geschäfts mit Zinsderivaten. Insgesamt jedoch verringerten sich die operativen Erträge um 14,6%. Die Verwaltungsaufwendungen konnten sowohl durch mit dem Portfolioabbau einhergehenden Einsparungen bei den Personalkosten als auch durch niedrigere andere Verwaltungsaufwendungen und Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände um über ein Drittel gegenüber 2005 gesenkt werden. Allein durch die erfreuliche Entwicklung auf der Kostenseite verbesserte sich die Cost-Income-Ratio signifikant um 9,6%-Punkte auf 25,6%.

Das Ergebnis vor Steuern konnte in 2006 um 160 Mio € beträchtlich auf 84 Mio € gesteigert werden. Diese Verbesserung resultiert hauptsächlich aus dem deutlichen Rückgang der Kreditrisikovorsorge gegenüber dem Vorjahr.

Segmentberichterstattung Fortsetzung

Erfolgsrechnung der Division Markets & Investment Banking

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
Zinsüberschuss	**1171**	**1053**	**361**	**268**	**256**	**286**
Provisionsüberschuss	366	336	106	72	86	102
Handelsergebnis	737	482	79	193	171	294
Saldo sonstige Aufwendungen/Erträge	5	18	3	– 8	5	5
Zinsunabhängige Erträge	**1108**	**836**	**188**	**257**	**262**	**401**
OPERATIVE ERTRÄGE	**2279**	**1889**	**549**	**525**	**518**	**687**
Personalaufwand	–522	–443	–144	–120	–120	–138
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 641	– 667	–181	–147	–162	–151
Verwaltungsaufwand	**–1163**	**–1110**	**–325**	**–267**	**–282**	**– 289**
OPERATIVES ERGEBNIS	**1116**	**779**	**224**	**258**	**236**	**398**
Aufwendungen für Restrukturierungen	– 1	– 70	– 1	0	0	0
Kreditrisikovorsorge	16	– 52	20	– 5	16	– 15
Finanzanlageergebnis und andere Posten[1]	– 162	43	–221	16	16	27
ERGEBNIS VOR STEUERN	**969**	**700**	**22**	**269**	**268**	**410**
Cost-Income-Ratio in %	51,0	58,8	59,2	50,9	54,4	42,1

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Markets & Investment Banking konnte im Geschäftsjahr 2006 das Ergebnis vor Steuern gegenüber dem Vorjahr um 38,4% von 700 Mio € auf 969 Mio € steigern. Diese Entwicklung ist hauptsächlich auf das verbesserte operative Ergebnis (+43,3% auf 1116 Mio €) zurückzuführen.

Das operative Ergebnis wurde getragen von den um 390 Mio € bzw. 20,6% gestiegenen operativen Erträgen, insbesondere durch das außergewöhnlich gute Handelsergebnis, das wir gegenüber dem Vorjahr um 52,9% ausweiten konnten. Daneben wurden aber auch beim Provisionsüberschuss (+8,9%) und im Zinsüberschuss (+11,2%) deutliche Steigerungen erzielt.

Getragen durch den Anstieg der operativen Erträge hat sich die Cost-Income-Ratio um 7,8%-Punkte auf 51,0% verbessert, obwohl der Verwaltungsaufwand infolge höherer leistungsbezogener Personalaufwendungen um 4,8% angestiegen ist.

Die Position Finanzanlageergebnis und andere Posten ist gegenüber dem Vorjahr um 205 Mio € rückläufig. Hierin enthalten ist ein in dieser Größenordnung einmaliger Aufwand in Höhe von 153 Mio €, der auf die Änderung von Parametern bei der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien Held for Trading und aFVtPL zurückzuführen ist. Zusätzlich waren im Vorjahr Veräußerungsgewinne aus dem Verkauf unserer Anteile an der Premiere AG und der Anteile am Rhön-Klinikum AG enthalten, denen im laufenden Jahr keine Veräußerungsgewinne in vergleichbarer Größenordnung gegenüberstehen; daneben wirkten sich geringere Zuführungen zu Rückstellungen kompensierend aus.

Bei der Kreditrisikovorsorge ergab sich im Berichtsjahr auf Grund eines guten Marktumfelds ein Auflösungssaldo in Höhe von 16 Mio € (Vorjahr: Zuführungssaldo 52 Mio €).

Das Ergebnis vor Steuern erhöhte sich um 38,4% auf 969 Mio € trotz der Sonderbelastung aus dem Fair-Value-Abschlag. Bereinigt um diesen Sondereffekt ergäbe sich ein um 60% auf 1122 Mio € gestiegenes Ergebnis vor Steuern.

Erfolgsrechnung der Division Sonstige/Konsolidierung

AUFWENDUNGEN/ERTRÄGE	2006 in Mio €	2005 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €	1. QUARTAL 2006 in Mio €
OPERATIVE ERTRÄGE	**93**	**– 215**	**7**	**– 2**	**60**	**28**
Verwaltungsaufwand	**– 279**	**– 290**	**– 33**	**– 94**	**– 51**	**– 101**
OPERATIVES ERGEBNIS	**– 186**	**– 505**	**– 26**	**– 96**	**9**	**– 73**
Aufwendungen für Restrukturierungen	– 44	– 249	– 30	– 12	– 2	0
Kreditrisikovorsorge	– 502	– 254	– 179	– 91	– 132	– 100
Finanzanlageergebnis und andere Posten[1]	– 13	– 42	– 35	– 11	2	31
ERGEBNIS VOR STEUERN	**– 745**	**– 1 050**	**– 270**	**– 210**	**– 123**	**– 142**

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Sonstige/Konsolidierung beinhaltet Global Banking Services, Group Corporate Center inklusive der Erfolgsbeiträge aus dem neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio sowie dem bisher separat ausgewiesenen Segment Real Estate Restructuring und Konsolidierungseffekte.
Die operativen Erträge betragen im Berichtsjahr 93 Mio € nach einem negativen Wert für das Vorjahr in Höhe von –215 Mio €. Diese Ergebnisverbesserung steht insbesondere auch im Zusammenhang mit gegenüber dem Vorjahr deutlich geringeren Belastungen aus dem Teilkonzern HVB Immobilien AG. Im Vorjahr zeigten sich die gesamten Belastungen aus dem Teilkonzern HVB Immobilien AG über Verlustübernahmen in Höhe von 256 Mio € in den operativen Erträgen. Ergebnis verbessernd wirkte sich innerhalb der operativen Erträge der Anstieg im Handelsergebnis aus, der auf die in 2006 positiven Effekte aus der Währungsumrechnung gemäß IAS 21.28 nach einem negativen Effekt im Vorjahr zurückzuführen ist. Dagegen stehen ein rückläufiger Zinsüberschuss auch in Folge des geplanten Volumensabbaus im ehemaligen Segment Real Estate Restructuring und geringere Einnahmen aus Dividenden. Der Verwaltungsaufwand reduzierte sich (–3,8%) trotz der Belastung durch die erstmalige Konsolidierung des Teilkonzerns HVB Immobilien AG. Das operative Ergebnis verbesserte sich gegenüber dem Vorjahr um 319 Mio € auf –186 Mio €. Für das Ergebnis vor Steuern weist das Segment per 31. Dezember 2006 einen negativen Wert in Höhe von – 745 Mio € aus. Dieser resultiert neben dem negativen operativen Ergebnis aus Aufwendungen für Restrukturierungen in Höhe von 44 Mio € und vor allem aus einem gegenüber dem Vorjahr gestiegenen Kreditrisikobedarf in Höhe von 502 Mio € der überwiegend für das neu entstandene Special Credit Portfolio notwendig war. Im Vorjahr belief sich das Ergebnis vor Steuern auf –1050 Mio € und war neben dem negativen operativen Ergebnis und Aufwendungen für Restrukturierungen in Höhe von 249 Mio € auch durch eine Kreditrisikovorsorge in Höhe von 254 Mio € sowie durch einmalige Aufwendungen in Höhe von 225 Mio € belastet, die im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds stehen.

Im Berichtsjahr kompensieren sich in der Zeile »Finanzanlageergebnis und andere Posten« Erträge aus Veräußerungen von Anteilsbesitz (Münchener Rück 217 Mio €, Babcock & Brown 55 Mio €, Lufthansa 40 Mio €) mit Zuführungen zu Rückstellungen für Mietgarantieren in Höhe von 60 Mio € bezogen auf frei werdende Gebäudeflächen sowie mit Bewertungsaufwendungen in Höhe von 130 Mio € aus den am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios.

23 Volumenszahlen nach Divisionen

in Mio €	PRIVAT- UND GESCHÄFTSKUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIENKUNDEN	MARKETS & INVESTMENT BANKING
Handelsaktiva				
2006	3	43	—	107 169
2005	4	40	—	88 652
Kreditvolumen				
2006	47 680	5 040	64 090	64 381
2005	52 359	4 313	64 989	66 732
Verbindlichkeiten gegenüber Kreditinstituten				
2006	189	372	1 229	85 286
2005	220	143	909	71 992
Verbindlichkeiten gegenüber Kunden				
2006	28 625	9 832	25 414	27 214
2005	28 327	9 645	23 691	28 446
Verbriefte Verbindlichkeiten				
2006	373	378	4 085	11 207
2005	397	379	4 632	7 354
Risikoaktiva (KWG)				
2006	24 894	3 859	41 567	51 638
2005	28 340	4 116	45 788	50 965

1 2005 inklusive HVB Splitska banka

24 Kennziffern zur Risikovorsorge nach operativen Divisionen der HVB Group neu

	PRIVAT- UND GESCHÄFTSKUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIENKUNDEN	MARKETS & INVESTMENT BANKING
Nettozuführungsquote in %				
2006	0,36	0,20	0,41	– 0,02
2005	0,51	0,09	0,62	0,08
Kreditausfallquote in %				
2006	0,87	0,20	0,62	0,33
2005	0,41	0,02	0,61	0,64
Risikovorsorgebestand in Mio €				
2006	716	28	1 509	626
2005	930	33	1 632	964
Risikovorsorgebestandsquote in %				
2006	1,50	0,56	2,35	0,97
2005	1,78	0,77	2,51	1,44

	SONSTIGE/ KONSOLIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTSBEREICHE UND ZUR VERÄUSSERUNG GEHALTENE LANGFRISTIGE VERMÖGENSWERTE ODER VERÄUSSERUNGSGRUPPEN	KONSOLIDIERNG	HVB GROUP GESAMT[1]
	– 4	107211	17188	– 1409	122990
	– 95	88601	18601	– 3456	103746
	28881	210072	108022	– 4764	313330
	38935	227328	110299	– 2900	334727
	– 1404	85672	50499	– 2403	133768
	– 799	72465	45615	– 3897	114183
	1051	92136	60817	– 322	152631
	3272	93381	66594	– 193	159782
	60895	76938	21897	– 404	98431
	71022	83784	22763	– 565	105982
	22989	144947	85388	—	230335
	30429	159638	85109	—	244747

Segmentberichterstattung Fortsetzung

25 Mitarbeiter der Divisionen und Dienstleistungsbereiche

	2006	2005
Privat- und Geschäftskunden	8609	8737
Wealth Management	1200	1546
Firmen- & Kommerzielle Immobilienkunden	2184	2180
Markets & Investment Banking	2045	2094
Group Banking Services	5667	6167
Group Corporate Center	6033	6629
HVB Group neu	**25738**	**27353**
Aufgegebene Geschäftsbereiche	24921	33898
HVB Group gesamt	**50659**	**61251**

26 Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen beziehungsweise deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €	DEUTSCHLAND	ÜBRIGES EUROPA	AMERIKA	ASIEN	KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE	HVB GROUP GESAMT
Operative Erträge								
2006	5661	1098	106	133	– 1046	5952	5215	11167
2005	5024	709	139	85	– 744	5213	4428	9641
Operatives Ergebnis								
2006	1928	724	39	58	– 492	2257	2310	4567
2005	1568	433	45	18	– 736	1328	1705	3033

Kreditvolumen nach Regionen:

in Mio €	2006	2005
Deutschland	174779	180134
Übriges Europa	41285	38496
Amerika	5794	11753
Asien	3096	4994
Konsolidierung	– 14882	– 8049
HVB Group neu	**210072**	**227328**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	108022	110299
Konsolidierung	– 4764	– 2900
HVB Group gesamt[1]	**313330**	**334727**

1 2005 inklusive HVB Splitska banka

Mitarbeiter nach Regionen:

	2006	2005
Deutschland	24256	25682
übriges Europa	963	1078
Afrika	1	2
Amerika	284	307
Asien	234	284
Australien	—	—
HVB Group neu	**25738**	**27353**
Aufgegebene Geschäftsbereiche	24921	33898
HVB Group gesamt	**50659**	**61251**

Angaben zur Gewinn- und Verlustrechnung

27 Überschuss aus originärem Zinsgeschäft

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Zinserträge aus		
Kredit- und Geldmarktgeschäften	11846	10472
Festverzinslichen Wertpapieren	2132	1257
Finanzierungs-Leasing	50	41
Zinsaufwendungen		
Einlagen	-6689	-4230
Verbriefte Verbindlichkeiten	-3558	-3695
Nachrangkapital	-633	-679
Insgesamt	**3148**	**3166**

Für finanzielle Vermögenswerte und Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, beträgt der gesamte Zinsertrag 11531 Mio € und der gesamte Zinsaufwand 8964 Mio €.

28 Dividenden und ähnliche Erträge aus Kapitalinvestitionen

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Erträge aus		
Aktien und anderen nicht festverzinslichen Wertpapieren	74	114
verbundenen Unternehmen	43	48
nach der Equity-Methode bewerteten Unternehmen	4	4
Beteiligungen	130	93
Insgesamt	**251**	**259**

29 Provisionsüberschuss

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Wertpapier- und Depotgeschäft	872	877
Außenhandelsgeschäft/Zahlungsverkehr	300	304
Kreditgeschäft	363	354
Sonstiges Dienstleistungsgeschäft	218	188
Insgesamt	**1753**	**1723**

Der Provisionsüberschuss setzt sich aus Provisionserträgen in Höhe von 2190 Mio € (Vorjahr: 2093 Mio €) saldiert mit Provisionsaufwendungen in Höhe von 437 Mio € (Vorjahr: 370 Mio €) zusammen. Bei der Entwicklung des Provisionsüberschusses gegenüber dem Vorjahr ist zu berücksichtigen, dass im Provisionsüberschuss 2006 die Erfolgsbeiträge der verkauften Activest Gesellschaften nur bis zur Jahresmitte enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Bereinigt um Konsolidierungs- und Währungseffekte beläuft sich die Steigerungsrate des Provisionsüberschusses auf +7,0%. Dabei stieg auf bereinigter Basis der Provisionsüberschuss aus dem Wertpapier- und Depotgeschäft um rund 9%.

30 Handelsergebnis

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Gewinne und Verluste aus Finanzinstrumenten		
held for trading	**673**	**464**
Kursbezogene Geschäfte	112	89
Zins- und währungsbezogene Geschäfte	241	239
handelsinduzierte Dividendenerträge	320	136
Realisierungserfolge aus Private Equity[1]	**38**	—
Effekte aus dem Hedge Accounting	—	**4**
Gewinne und Verluste aus Finanzinstrumenten		
der Kategorie aFVtPI	**27**	**-13**
Sonstiges Handelsergebnis	**30**	**-79**
Insgesamt	**768**	**376**

1 Erfasst werden hier die Erfolge aus dem Verkauf aktiv gemanagter Beteiligungsbestände im Private Equity Business. Die im Vorjahr angefallenen Erfolge (rund 23 Mio €) wurden nicht angepasst. Sie wurden im Finanzanlageergebnis gezeigt.

31 Saldo sonstige Aufwendungen/Erträge

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Sonstige Erträge		
Erträge aus Grundstücken und Gebäuden,		
die als Finanzinvestition gehalten werden	65	5
Erträge aus Generalmietverträgen sowie gemischt		
genutzten Gebäuden	52	26
restliche sonstige Erträge	105	110
Sonstige Aufwendungen		
Laufender Aufwand aus Grundstücken und		
Gebäuden, die als Finanzinvestition gehalten werden	-29	-20
Verlustübernahmen	-23	-272
Aufwendungen aus Generalmietverträgen sowie		
gemischt genutzten Gebäuden	-38	—
restliche sonstige Aufwendungen	-100	-160
Saldo sonstige Aufwendungen/Erträge	**32**	**-311**

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Die Verlustübernahmen des Geschäftsjahrs 2005 betreffen mit 256 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrags mit der HVB AG. Sie beinhalten die Verluste von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG, der im Geschäftsjahr 2005 nicht konsolidiert war. Die Ergebnisse der diesem Teilkonzern zugeordneten Gesellschaften waren auf Grund des Ergebnisabführungsvertrags der HVB Immobilien AG mit der HVB AG im Konzernabschluss enthalten. Ab 1. Januar 2006 werden die wesentlichen Gesellschaften des Teilkonzerns HVB Immobilien AG im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen.

32 Verwaltungsaufwand

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Personalaufwand	**– 2216**	**– 2212**
Löhne und Gehälter	– 1837	– 1821
Soziale Abgaben	– 260	– 257
Aufwendungen für Altersversorgung und Unterstützung	– 119	– 134
Andere Verwaltungsaufwendungen	**– 1166**	**– 1260**
Abschreibungen und Wertberichtigungen	**– 313**	**– 413**
auf Sachanlagen	– 174	– 260
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	– 139	– 153
Insgesamt	**– 3695**	**– 3885**

Für nach bestimmten Kriterien ausgewählte Führungskräfte sämtlicher Gesellschaften der UniCredit Gruppe wurde ein Mitarbeiterbeteiligungsprogramm (Long Term Incentive Program) aufgelegt, das aktienbasierte Vergütungstransaktionen mit Ausgleich durch Aktien der UniCredit umfasst (Aktienoptionen sowie Performance Shares). Die Aktienoptionen berechtigen zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde.
Die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien (Performance Shares) der UniCredit erfolgt, wenn nach Ablauf von drei Jahren die jeweils relevanten Ziele erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist.

Angaben zu Aktienoptionen:

	2006 AKTIENOPTIONEN	2005 AKTIENOPTIONEN
Anzahl (Stück)	2658900	2933500
Ausübungspreis (€)	5,951	4,817
UCI Aktien Marktpreis (€)	5,951	4,817
Tag der Gewährung	23. 6. 2006	25. 11. 2005
Ausübungsbeginn	23. 6. 2010	25. 11. 2009
Ende Ausübungsperiode	31. 12. 2019	31. 12. 2018
Fair Value je Option am Tag der Gewährung (€)	1,269	1,0548

Angaben zu Performance Shares:

	2006 PERFORMANCE SHARES	2005 PERFORMANCE SHARES
Anzahl (Stück)	1142300	1256800
UCI Aktien Marktpreis (€)	5,951	4,817
Tag der bedingten Zusage	23. 6.2006	25. 11. 2005
Gewährung bei Erfüllung der Kriterien	31. 12. 2009	31. 12. 2008
Fair Value je Performance Share am Tag der Zusage (€)	5,574	4,461

Als Aufwand wird der Fair Value am Tag der Gewährung auf Basis der erwarteten Anzahl der ausgeübten Optionen/gewährten Performance Shares über die Laufzeit bzw. den Erdienungszeitraum des jeweiligen Programms erfasst. Die entsprechenden Aufwendungen für diese Führungskräfte der HVB Group neu beliefen sich in 2006 auf 3 Mio € und werden der UniCredit bei Fälligkeit erstattet.

33 Zuführungen zu Rückstellungen

Von dem Zuführungssaldo zu Rückstellungen entfällt als größter Einzelposten ein Aufwand für Mietgarantien bezogen auf frei werdende Gebäudeflächen, die im Rahmen von Flächenoptimierungen künftig nicht mehr bankgeschäftlich genutzt werden. Auf Grund des Wegfalls der Nutzung von Flächen wurden die bestehenden Miet-/Leasingverträge zu belastenden Verträgen, für die Rückstellungen zur Erfüllung von vertraglichen Verpflichtungen aus so genannten belastenden Verträgen gemäß IAS 37.66 in Höhe von 60 Mio € zu bilden sind. Dies führt zu einer Entlastung unserer Erfolgsrechnungen der künftigen Jahre.

Neben weiteren kleineren Zuführungen zu Rückstellungen für Mietgarantien sind auch sonstige Rückstellungen und abgegrenzte Verbindlichkeiten im Nichtkreditgeschäft, und Prozessrückstellungen im Kreditgeschäft enthalten.

34 Aufwendungen für Restrukturierungen

Die Aufwendungen für Restrukturierungen stehen auch im Zusammenhang mit dem Zusammenschluss der HVB Group mit der UniCredit Gruppe und beliefen sich in 2006 auf 60 Mio €. Darin sind unter anderem Personalaufwendungen in Höhe von 27 Mio € und andere Verwaltungsaufwendungen in Höhe von 28 Mio € enthalten. Die für das Vorjahr ausgewiesenen Restrukturierungsaufwendungen in Höhe von 438 Mio € enthielten im Wesentlichen Zuführungen zu Restrukturierungsrückstellungen überwiegend für Abfindungsregelungen sowie Abschreibungen auf Anlagevermögen und Honorare.

35 Kreditrisikovorsorge

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Zuführungen	**– 1 919**	**– 2 127**
Wertberichtigungen auf Forderungen	– 1 873	– 2 040
Rückstellungen im Kreditgeschäft	– 46	– 87
Auflösungen	**896**	**1 106**
Wertberichtigungen auf Forderungen	864	1 091
Rückstellungen im Kreditgeschäft	32	15
Eingänge auf abgeschriebene Forderungen	90	42
Insgesamt	**– 933**	**– 979**

Kreditrisikovorsorge an nahestehende Unternehmen:

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Verbundene, nicht einbezogene Unternehmen	– 2	—
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	—
Sonstige Beteiligungsunternehmen	7	—
Insgesamt[1]	**5**	—

1 Auflösungssaldo

36 Finanzanlageergebnis

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Realisierungserfolge aus dem Verkauf von		
Forderungen	—	—
AfS-Finanzanlagen	381	353
HtM-Finanzanlagen	2	10
At-equity bewerteten Unternehmen	—	—
Anteilen an verbundenen Unternehmen	527	6
Grundstücke und Gebäude	9	– 1
Abschreibungen und Wertberichtigungen auf		
AfS-Finanzanlagen	– 27	– 4
HtM-Finanzanlagen	—	—
At-equity bewertete Unternehmen	– 30	– 42
Anteilen an verbundenen Unternehmen	– 8	– 29
Grundstücke und Gebäude	– 183	– 224
Insgesamt	**671**	**69**

Die größten Posten in den Realisierungserfolgen aus dem Verkauf von AfS-Finanzanlagen stellen die Verkaufsgewinne unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €; im Vorjahr 208 Mio €) dar. Darüber hinaus sind im Berichtsjahr weitere wesentliche Veräußerungsgewinne wie zum Beispiel Babcock & Brown Limited (55 Mio €) und Deutsche Lufthansa AG (40 Mio €) enthalten. Im Vorjahr vereinnahmten wir die Gewinne aus der Veräußerung unserer Anteile an der Premiere AG (63 Mio €) und Rhön-Klinikum AG (36 Mio €). Der Entkonsoliderungsgewinn aus dem Verkauf der Tochterunternehmen der Activest Gesellschaften Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A., an die Pioneer Global Asset Management S.p.A. beläuft sich auf 543 Mio €. In den Abschreibungen und Wertberichtigungen auf Grundstücke und Gebäude sind in 2006 Bewertungsaufwendungen in Höhe von 130 Mio € aus dem am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios enthalten.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

37 Andere nicht operative Aufwendungen

In der GuV-Position »Andere nicht operative Aufwendungen« werden Aufwendungen in Höhe von 153 Mio € ausgewiesen, die aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Held for Trading und Finanzinstrumente der Kategorie aFVtPL resultieren (»changes in accounting estimates« gemäß IAS 8.32 ff.). Es handelt sich dabei um einen in dieser Größenordnung einmaligen Effekt aus der erstmaligen Anwendung des Fair-Value-Abschlags, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trägt und damit die Qualität unserer konservativen Marktwertermittlung erhöht.

38 Ertragsteuern

HVB GROUP NEU	2006 in Mio €	2005 in Mio €
Tatsächliche Steuern	– 199	– 249
Latente Steuern	324	235
Insgesamt	**125**	**– 14**

Die Erträge auf Grund latenter Steuern resultieren hauptsächlich aus Wertanpassungen latenter Ertragsteueransprüche.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Ergebnis vor Steuern	1 618	1 299
Anzuwendender Steuersatz	26,4%	26,4%
Rechnerische Ertragsteuern	– 427	– 343
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	+ 1	+ 35
aus Auslandseinkünften	+ 31	+ 95
aus steuerfreien Erträgen	+ 307	+ 211
aus unterschiedlichen Rechtsnormen	+ 133	+ 139
aus nicht abziehbaren Aufwendungen	– 102	– 97
aus Wertanpassungen und dem		
Nichtansatz latenter Steuern	+ 182	– 299
aus Geschäfts- oder Firmenwertabschreibungen	0	0
aus sonstigen Unterschieden	0	– 3
Ausgewiesene Ertragsteuern	**125**	**– 262**

Der für das Berichtsjahr anzuwendende Steuersatz beträgt unverändert 26,4%. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25,0% und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags. Daneben berücksichtigt diese Position auch den Ertrag aus der Aktivierung der abgezinsten Körperschaftsteuerguthaben.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet die Effekte aus der Verminderung und Erhöhung von latenten Steueransprüchen gemäß IAS 12.56 und IAS 12.37. Daneben waren im Vorjahr die Wirkungen aus dem Nichtansatz von latenten Ertragsteueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahrs enthalten. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	84	79
Handelsaktiva/-passiva	103	221
Finanzanlagen	205	601
Sachanlagen/Immaterielle Vermögenswerte	77	86
Sonstige Aktiva/Passiva	292	261
Verbindlichkeiten Kreditinstitute/Kunden	0	6
Sonstiges	55	74
Ausgewiesene latente Steuerverpflichtungen	**816**	**1328**
Latente Steueransprüche		
Handelsaktiva/-passiva	367	588
Finanzanlagen	177	262
Sachanlagen/Immaterielle Vermögenswerte	60	53
Rückstellungen	456	845
Sonstige Aktiva/Passiva	372	432
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	132	95
Verlustvorträge	579	556
Sonstiges	362	236
Ausgewiesene latente Steueransprüche	**2505**	**3067**

Grundsätzlich werden deutsche Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25,0% (Vorjahr: 25,0%) belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 42 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 124 Mio € latente Steueransprüche verrechnet. Auf Grund des Wahlrechts gemäß IAS 19.93 A wurden aktive latente Steuern in Höhe von 149 Mio € direkt mit dem Eigenkapital verrechnet. Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge der HVB Group neu in Höhe von 5142 Mio € (2005 HVB Group neu: 5290 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 1130 Mio € (2005 HVB Group neu: 1104 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

39 Gewinn- und Verlustrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche

Als aufgegebene Geschäftsbereiche sind die BA-CA Gruppe, die IMB, HVB Bank Ukraine, AS UniCredit Bank, Riga sowie die HVB AG Filialen Tallinn und Vilnius definiert.

Gewinn- und Verlustrechnung aufgegebener Geschäftsbereiche:

in Mio €	2006	2005
Zinsüberschuss	2966	2684
Provisionsüberschuss	1715	1475
Handelsergebnis	462	280
Saldo sonstige Aufwendungen/Erträge	72	– 11
Operative Erträge	**5215**	**4428**
Verwaltungsaufwand	–2905	–2723
Operatives Ergebnis	**2310**	**1705**
Zuführungen zu Rückstellungen	– 103	– 11
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—
Aufwendungen für Restrukturierungen	– 248	– 108
Kreditrisikovorsorge	– 728	– 503
Finanzanlageergebnis	2499	323
Andere nicht operative Aufwendungen	– 31	—
Ergebnis vor Steuern	**3699**	**1406**
Ertragsteuern	– 242	– 248
Ergebnis nach Steuern	**3457**	**1158**
Fremdanteile am Ergebnis	– 677	– 389
Gewinn/Verlust	**2780**	**769**

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Der Gewinn (nach Steuern und nach Fremdanteilen) der aufgegebenen Geschäftsbereiche in Höhe von 2780 Mio € ist im Geschäftsjahr 2006 stark geprägt durch per saldo positive Sondereffekte, die bei der BA-CA angefallen sind. Beim Ergebnis vor Steuern (3699 Mio €) belaufen sich die Sondereffekte 2006 auf 1868 Mio €. Als Sondereffekte definieren wir die im Finanzanlageergebnis vereinnahmten Veräußerungsgewinne bezüglich der Bank BPH Gruppe (1756 Mio €) und der HVB Splitska banka (669 Mio €) saldiert mit Aufwendungen für Restrukturierungen in Höhe von 248 Mio €, mit dem Einmalaufwand in der Kreditrisikovorsorge in Höhe von 278 Mio € aus methodisch bedingten Umstellungen und mit anderen nicht operativen Aufwendungen in Höhe von 31 Mio €. Im Vorjahr wirkten sich Sonderbelastungen in Höhe von insgesamt 178 Mio € (108 Mio € Restrukturierungsaufwendungen und 70 Mio € zusätzliche Kreditrisikovorsorge) aus.

Bereinigt um diese Effekte liegt das Ergebnis vor Steuern 2006 mit 1831 Mio € um 247 Mio € über dem bereinigten Vorjahreswert (1584 Mio €).

Dabei stieg das operative Ergebnis des aufgegebenen Geschäftsbereichs um 605 Mio € bzw. 35,5% auf 2310 Mio €. Von diesem Wachstum entfallen fast 400 Mio € auf die BA-CA Gruppe und 164 Mio € auf die IMB. Die Zunahme des operativen Ergebnisses ist auf die Steigerung der operativen Erträge um 17,8% zurückzuführen. Die Verwaltungsaufwendungen erhöhten sich um 6,7%. Die insgesamt gute operative Geschäftsentwicklung führte auch durch auf Grund eines niedrigeren Finanzanlageergebnisses (bereinigt um Sondereffekte) und der gestiegenen Zuführungen zu Rückstellungen nicht zu einer entsprechenden Steigerung des um Sondereffekte bereinigten Ergebnisses vor Steuern.

Ergebnis je Aktie aufgegebener Geschäftsbereiche:

	2006	2005
Ergebnis je Aktie in €	3,71	1,03
Ergebnis je Aktie (bereinigt)[1] in €	1,38	1,16

1 2006 bereinigt um Aufwendungen für Restrukturierungen, zusätzliche Kreditrisikovorsorge, andere nicht operative Aufwendungen und die Veräußerungsgewinne HVB Splitska banka und Bank BPH. 2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge.

40 Ergebnis je Aktie

HVB GROUP GESAMT	2006	2005
Gewinn/Verlust ohne Fremdanteile (in Mio €)[1]	2160	1163
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie in €	5,89	0,86
Ergebnis je Aktie (bereinigt)[1] in €	2,88	1,55

1 2006 bereinigt um die definierten Sondereffekte.
2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge.

Angaben zur Bilanz

41 Barreserve[1]

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kassenbestand und Guthaben bei Zentralnotenbanken	3 191	7 269
Schuldtitel öffentlicher Stellen und Wechsel,		
die zur Refinanzierung bei Zentralnotenbanken		
zugelassen sind	20	488
Schatzwechsel und unverzinsliche Schatz-		
anweisungen sowie ähnliche Schuldtitel		
öffentlicher Stellen	—	322
Wechsel	20	166
Insgesamt	**3 211**	**7 757**

1 Zahlungsmittel und Zahlungsmitteläquivalente

42 Handelsaktiva

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Schuldverschreibungen und andere festverzinsliche		
Wertpapiere	45 709	41 838
Geldmarktpapiere	667	1 594
Anleihen und Schuldverschreibungen	45 042	40 244
von öffentlichen Emittenten	5 521	7 651
von anderen Emittenten	39 521	32 593
darunter:		
börsenfähige Werte	45 624	41 692
börsennotiert	40 280	36 387
nicht börsennotiert	5 344	5 305
Aktien und andere nicht festverzinsliche Wertpapiere	19 917	11 663
Aktien	16 493	9 833
Investmentanteile	3 288	1 697
Sonstige	136	133
darunter:		
börsenfähige Werte	19 311	10 986
börsennotiert	19 276	10 899
nicht börsennotiert	35	87
Positive beizulegende Zeitwerte aus derivativen		
Finanzinstrumenten	35 114	44 371
Sonstige Handelsbestände	6 471	5 647
Insgesamt	**107 211**	**103 519**

Schuldverschreibungen und andere festverzinsliche Wertpapiere von nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	243	1
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	11	53
Sonstige Beteiligungsunternehmen	91	20
Insgesamt	**345**	**74**

43 Forderungen an Kreditinstitute

Forderungen an Kreditinstitute nach Geschäftsarten:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kredite und Darlehen		
Kommunaldarlehen	478	1 436
Immobilienfinanzierungen	—	24
Sonstige Forderungen	17 549	21 035
Geldanlagen	**23 237**	**34 734**
Insgesamt	**41 264**	**57 229**

Forderungen an Kreditinstitute in Deutschland und in übrigen Regionen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kreditinstitute in Deutschland	17 641	16 235
Kreditinstitute in übrigen Regionen	23 623	40 994
Insgesamt	**41 264**	**57 229**

Angaben zur Bilanz Fortsetzung

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Täglich fällig	12919	13459
Befristet mit Restlaufzeit	28345	43770
bis 3 Monate	19963	27516
über 3 Monate bis 1 Jahr	1928	7331
über 1 Jahr bis 5 Jahre	4104	5939
über 5 Jahre	2350	2984
Insgesamt	**41264**	**57229**

Der Buchwert der Forderungen an Kreditinstitute, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden (Fair-Value-Option), beträgt 521 Mio €.

Forderungen an nahestehende Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	5442	399
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	31	791
Sonstige Beteiligungsunternehmen	46	73
Insgesamt	**5519**	**1263**

44 Forderungen an Kunden

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kredite und Darlehen		
Kommunaldarlehen	13864	19004
Immobilienfinanzierungen	87841	111514
Sonstige Forderungen	65363	140093
Geldanlagen	**2930**	**4032**
Insgesamt	**169998**	**274643**

Forderungen an Kunden in Deutschland und in übrigen Regionen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kunden in Deutschland	136054	154175
Kunden in übrigen Regionen	33944	120468
Insgesamt	**169998**	**274643**

Forderungen an Kunden nach Fristen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Unbestimmte Laufzeiten	13658	23423
Befristet mit Restlaufzeit	156340	251220
bis 3 Monate	22838	35679
über 3 Monate bis 1 Jahr	11999	18774
über 1 Jahr bis 5 Jahre	34040	55602
über 5 Jahre	87463	141165
Insgesamt	**169998**	**274643**

Der Buchwert der Forderungen an Kunden, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden (Fair-Value-Option), beträgt 2705 Mio €.

Forderungen an nahestehende Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	1124	2559
Gemeinschaftsunternehmen	9	10
Assoziierte Unternehmen	123	254
Sonstige Beteiligungsunternehmen	1298	3072
Insgesamt	**2554**	**5895**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	155	470
über 3 Monate bis 1 Jahr	171	1 059
über 1 Jahr bis 5 Jahre	435	3 116
über 5 Jahre	24	3 309
Bruttoinvestitionswert insgesamt	**785**	**7 954**
darunter: Nicht garantierte Restwerte	—	1 147
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	– 6	– 45
über 3 Monate bis 1 Jahr	– 21	– 139
über 1 Jahr bis 5 Jahre	– 37	– 438
über 5 Jahre	– 2	– 747
Unrealisierter Finanzertrag insgesamt	**– 66**	**– 1 369**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	149	425
über 3 Monate bis 1 Jahr	150	920
über 1 Jahr bis 5 Jahre	398	2 678
über 5 Jahre	22	2 562
Nettoinvestitionswert insgesamt	**719**	**6 585**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann, sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwerts des Leasinggegenstands, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

45 Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	EINZELRISIKEN	PORTFOLIOWERT-BERICHTIGUNGEN	INSGESAMT
Bestand zum 1.1. 2005 HVB Group gesamt	**12924**	**480**	**13404**
Erfolgswirksame Veränderungen			
Bruttozuführungen	2705	502	3207
Auflösungen	−1651	− 97	−1748
Erfolgsneutrale Veränderungen			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie			
auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	53	37	90
Inanspruchnahme von bestehenden Wertberichtigungen	−2328	−306	−2634
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	275	− 24	251
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	− 59	—	− 59
Bestand zum 31.12. 2005 HVB Group gesamt	**11919**	**592**	**12511**
Bestand zum 1.1. 2006 HVB Group gesamt	**11919**	**592**	**12511**
Aufgegebene Geschäftsbereiche	−3159	−124	−3283
Bestand zum 1.1. 2006 HVB Group neu	**8760**	**468**	**9228**
Erfolgswirksame Veränderungen			
Bruttozuführungen	1592	281	1873
Auflösungen	− 853	− 11	− 864
Erfolgsneutrale Veränderungen			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie			
auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	− 397	—	− 397
Inanspruchnahme von bestehenden Wertberichtigungen	−3569	−267	−3836
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	62	2	64
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Bestand zum 31.12. 2006 HVB Group neu	**5595**	**473**	**6068**

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Forderungen an Kreditinstitute	102	169
Forderungen an Kunden	5493	11750
Portfoliowertberichtigungen	473	592
Insgesamt	**6068**	**12511**

46 Entwicklung des Kreditvolumens und Kennzahlen zur Risikovorsorge

Kreditvolumen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kredite und Darlehen an Kreditinstitute	18027	22495
Kredite und Darlehen an Kunden	167068	270611
Eventualverbindlichkeiten aus Bürgschaften		
und Gewährleistungsverträgen	24977	39513
Insgesamt	**210072**	**332619**

Risikovorsorgebestandsquote:

	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Risikovorsorgebestand in Mio €	6317	12993
Wertberichtigungen auf Forderungen in Mio €	6068	12511
Rückstellungen im Kreditgeschäft in Mio €	249	482
Kreditvolumen in Mio €	210072	332619
Risikovorsorgebestandsquote[1] in %	**3,01**	**3,91**

1 Risikovorsorgebestand: Kreditvolumen

Nettozuführungsquote:

	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kreditrisikovorsorge in Mio €	933	1482
Kreditvolumen in Mio €	210072	332619
Nettozuführungsquote[1] in %	**0,44**	**0,45**

1 Kreditrisikovorsorge: Kreditvolumen

Kreditausfallquote:

	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Inanspruchnahme von bestehenden		
Wertberichtigungen in Mio €	3836	2634
+ Inanspruchnahme von Rückstellungen		
im Kreditgeschäft in Mio €	3	14
– Eingänge auf abgeschriebene Forderungen in Mio €	90	87
Kreditausfälle in Mio €	3749	2561
Kreditvolumen in Mio €	210072	332619
Kreditausfallquote[1] in %	**1,78**	**0,77**

1 Kreditausfälle: Kreditvolumen

Der Anstieg der Kreditausfallquote auf 1,78% im Berichtsjahr steht überwiegend im Zusammenhang mit den im Rahmen diverser Portfolioverkäufe erhöhten Inanspruchnahmen bestehender Wertberichtigungen (Kreditausfälle).

47 Finanzanlagen

Zusammensetzung der Finanzanlagen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
HtM-Finanzanlagen		
Schuldverschreibungen und andere		
festverzinsliche Wertpapiere	471	8017
AfS-Finanzanlagen	7138	14697
Anteile an verbundenen nicht konsolidierten		
Unternehmen	588	1149
Beteiligungen	1884	1693
Schuldverschreibungen und andere		
festverzinsliche Wertpapiere	2700	7491
Aktien und andere nicht festverzinsliche		
Wertpapiere	1966	4364
darunter: langfristig gehaltene Bestände	1413	3788
Fair-Value-Option-Finanzanlagen	11728	21136
Schuldverschreibungen und andere		
festverzinsliche Wertpapiere	11613	19134
Aktien und andere nicht festverzinsliche		
Wertpapiere	115	2002
At-Equity bewertete Unternehmen	35	1036
darunter: Geschäfts- oder Firmenwerte	—	83
Als Finanzinvestition gehaltene Grundstücke		
und Gebäude (Investment Properties)	473	533
Insgesamt	**19845**	**45419**

Von den Buchwerten per 31. Dezember 2006 entfallen auf:

HVB GROUP NEU in Mio €	NICHT KONSOLIDIERTE VERBUNDENE UNTERNEHMEN	AT-EQUITY BEWERTETE UNTERNEHMEN	BETEILIGUNGEN	SCHULDVERSCHREIBUNGEN UND ANDERE FESTVERZINSLICHE WERTPAPIERE	AKTIEN UND ANDERE NICHT FESTVERZINSLICHE WERTPAPIERE	INSGESAMT
Börsenfähige Werte	22	—	996	14127	1476	16621
Börsennotierte Werte	22	—	846	13338	855	15061
Nicht börsennotierte Werte	—	—	150	789	621	1560

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 2832 Mio € fällig.

Angaben zur Bilanz Fortsetzung

Entwicklung der nicht konsolidierten verbundenen Unternehmen, Beteiligungen, at-Equity bewerteten Unternehmen und Investment Properties:

in Mio €	NICHT KONSOLIDIERTE VERBUNDENE UNTERNEHMEN	BETEILIGUNGEN	AT-EQUITY BEWERTETE UNTERNEHMEN		INVESTMENT PROPERTIES	INSGESAMT
			INSGESAMT	DAVON: GESCHÄFTS- ODER FIRMENWERTE		
Anschaffungskosten						
Stand 1.1.2006						
HVB Group gesamt	1844	2094	949	83	895	5782
Stand 1.1.2006						
Aufgegebene Geschäftsbereiche	–1041	–211	–815	–83	–333	–2400
Stand 1.1.2006						
HVB Group neu	803	1883	134	—	562	3382
Veränderungen des Konsolidierungskreises	71	152	—	—	1156	1379
Veränderungen aus Währungsumrechnungen	–2	—	—	—	—	–2
Zugänge	20	228	—	—	4	252
Umbuchungen	89	–3	—	—	14	100
Abgänge	–220	–232	—	—	–136	–588
Zur Veräußerung gehaltene langfristige						
Vermögenswerte oder Veräußerungsgruppen	—	–1	—	—	–676	–677
Stand 31.12.2006						
HVB Group neu	761	2027	134	—	924	3846
Erfolgsneutrale Bewertungsanpassungen						
Stand 1.1.2006						
HVB Group gesamt	11	431	—	—	—	442
Stand 1.1.2006						
Aufgegebene Geschäftsbereiche	–11	–24	—	—	—	–35
Stand 1.1.2006						
HVB Group neu	—	407	—	—	—	407
Veränderungen des Konsolidierungskreises	—	—	—	—	—	—
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	8	224	—	—	—	232
Umbuchungen	—	—	—	—	—	—
Abgänge	—	–53	—	—	—	–53
Zur Veräußerung gehaltene langfristige						
Vermögenswerte oder Veräußerungsgruppen	—	—	—	—	—	—
Stand 31.12.2006						
HVB Group neu	8	578	—	—	—	586

Entwicklung der nicht konsolidierten verbundenen Unternehmen, Beteiligungen, at-Equity bewerteten Unternehmen und Investment Properties:

in Mio €	NICHT KONSOLIDIERTE VERBUNDENE UNTERNEHMEN	BETEILIGUNGEN	AT-EQUITY BEWERTETE UNTERNEHMEN INSGESAMT	AT-EQUITY BEWERTETE UNTERNEHMEN DAVON: GESCHÄFTS- ODER FIRMENWERTE	INVESTMENT PROPERTIES	INSGESAMT
Kumulierte Veränderung aus der at-Equity-Bewertung, HVB Group gesamt						
Stand 1.1.2006						
HVB Group gesamt	—	—	159	—	—	159
Stand 1.1.2006						
Aufgegebene Geschäftsbereiche	—	—	– 155	—	—	– 155
Stand 1.1.2006						
HVB Group neu	—	—	4	—	—	4
Ab- und Zuschreibungen						
Stand 1.1.2006						
HVB Group gesamt	– 706	– 832	– 72	—	– 362	– 1 972
Stand 1.1.2006						
Aufgegebene Geschäftsbereiche	+ 303	+ 73	+ 1	—	+ 119	+ 496
Stand 1.1.2006						
HVB Group neu	– 403	– 759	– 71	—	– 243	– 1 476
Veränderungen des Konsolidierungskreises	– 46	—	—	—	– 451	– 497
Veränderungen aus Währungsumrechnungen	2	– 1	– 2	—	1	—
Wertminderungen	– 8	– 7	– 30	—	– 186	– 231
Zuschreibungen	—	—	—	—	11	11
Umbuchungen	92	—	—	—	– 4	88
Abgänge	182	46	—	—	59	287
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—	—	362	362
Stand 31.12.2006						
HVB Group neu	– 181	– 721	– 103	—	– 451	– 1 456
Buchwerte						
Stand 31.12.2005						
HVB Group gesamt	1 149	1 693	1 036	83	533	4 411
Stand 31.12.2006						
HVB Group neu	588	1 884	35	—	473	2 980

Angaben zur Bilanz Fortsetzung

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere enthalten:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Schuldverschreibungen und andere		
festverzinsliche Wertpapiere	14784	34642
Geldmarktpapiere	38	1731
Anleihen und Schuldverschreibungen	14746	32911
von öffentlichen Emittenten	7492	14543
von anderen Emittenten	7254	18368
Aktien und andere nicht festverzinsliche Wertpapiere	2081	6366
darunter:		
Aktien	871	2109
Investmentanteile	1184	2575

Schuldverschreibungen und andere festverzinsliche Wertpapiere von nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	—	9
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	96	131
Sonstige Beteiligungsunternehmen	—	123
Insgesamt	**96**	**263**

Beizulegende Zeitwerte der Finanzanlagen

Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich in der HVB Group neu auf 516 Mio € (2005: 562 Mio € HVB Group gesamt). Die zur Wertermittlung erstellten Gutachten basieren auf von externen Gutachtern angewendeten anerkannten Bewertungsverfahren, überwiegend in der Form von Sach- und Ertragswertverfahren.

Der beizulegende Zeitwert der wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich beträgt insgesamt 1,6 Mrd €. Aus der Gegenüberstellung mit dem Buchwert ergibt sich eine Kursreserve in Höhe von rund 0,5 Mrd €.

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2006		2005	
	KAPITALANTEIL[1] in %	MARKTWERTE in Mio €	KAPITALANTEIL[1] in %	MARKTWERTE in Mio €
Agrob AG	52,7	22	52,7	22
Babcock & Brown Ltd.	4,9	179	8,4	206
ERGO Versicherungsgruppe Aktiengesellschaft	<5,0	527	<5,0	400
Köhler & Krenzer Fashion AG	<50,0	13	<50,0	18
Münchener Rückversicherungs-Gesellschaft AG	2,2	659	4,9	1281
Nordex AG	4,3	38	5,7	17
Wüstenrot & Württembergische AG	7,5	140	7,5	94
HVB Group neu		**1578**		**2038**
Aufgegebene Geschäftsbereiche				
Unternehmens Invest AG[2]	13,0	9	13,0	6
Wienerberger AG	0,6	21	5,2	132
HVB Group gesamt		**1608**		**2176**

1 Additiv
2 Verkauft in 2007

Bei Prozentangaben, die mit einem < versehen sind, ergibt sich der angegebene Zahlenwert durch kaufmännische Rundung auf eine Nachkommastelle. So entsprechen <50,0% beispielsweise 49,99%.

48 Entwicklung der Sachanlagen

in Mio €	BETRIEBLICH GENUTZTE GRUND-STÜCKE UND GEBÄUDE	BETRIEBS- UND GESCHÄFTS-AUSSTATTUNG	LEASINGGEGEN-STÄNDE AUS OPERATING-LEASING	ANLAGEN IM BAU	INSGESAMT
Anschaffungs-/Herstellungskosten					
Stand 1.1.2006					
HVB Group gesamt	3340	2325	77	53	5795
Stand 1.1.2006					
Aufgegebene Geschäftsbereiche	–1088	–1032	–77	–44	–2241
Stand 1.1.2006					
HVB Group neu	2252	1293	—	9	3554
Veränderungen des Konsolidierungskreises	149	– 13	—	—	136
Veränderungen aus Währungsumrechnungen	—	– 6	—	—	– 6
Zugänge	8	89	—	2	99
Umbuchungen	– 17	5	—	– 8	– 20
Abgänge	– 58	– 179	—	—	– 237
Zur Veräußerung gehaltene langfristige					
Vermögenswerte oder Veräußerungsgruppen	– 56	– 7	—	– 1	– 64
Stand 31.12.2006					
HVB Group neu	2278	1182	—	2	3462
Ab- und Zuschreibungen					
Stand 1.1.2006					
HVB Group gesamt	–1296	–1739	–35	– 2	–3072
Stand 1.1.2006					
Aufgegebene Geschäftsbereiche	299	753	35	1	1088
Stand 1.1.2006					
HVB Group neu	– 997	– 986	—	– 1	–1984
Veränderungen des Konsolidierungskreises	– 46	13	—	—	– 33
Veränderungen aus Währungsumrechnungen	—	3	—	—	3
Planmäßige Abschreibungen	– 50	– 92	—	—	– 142
Außerplanmäßige Abschreibungen	– 22	– 3	—	—	– 25
Zuschreibungen	—	—	—	—	—
Umbuchungen	10	1	—	—	11
Abgänge	39	174	—	—	213
Zur Veräußerung gehaltene langfristige					
Vermögenswerte oder Veräußerungsgruppen	37	4	—	1	42
Stand 31.12.2006					
HVB Group neu	–1029	– 886	—	—	–1915
Buchwerte					
Stand 31.12.2005					
HVB Group gesamt	2044	586	42	51	2723
Stand 31.12.2006					
HVB Group neu	1249	296	—	2	1547

Angaben zur Bilanz Fortsetzung

49 Immaterielle Vermögenswerte

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Vermögenswerte werden grundsätzlich im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

Entwicklung der immateriellen Vermögenswerte:

in Mio €	GESCHÄFTS- ODER FIRMENWERTE AUS VERBUNDENEN UNTERNEHMEN	SOFTWARE DAVON ERWORBEN	SOFTWARE DAVON SELBSTERSTELLT	SONSTIGE IMMATERIELLE VERMÖGENSWERTE	GELEISTETE ANZAHLUNGEN AUF IMMATERIELLE VERMÖGENSWERTE
Anschaffungs-/Herstellungskosten					
Stand 1.1.2006					
HVB Group gesamt	3956	884	511	206	327
Aufgegebene Geschäftsbereiche 1.1.2006	– 2865	– 417	– 202	– 152	– 39
Stand 1.1.2006					
HVB Group neu	1091	467	309	54	288
Veränderungen des Konsolidierungskreises	—	– 44	—	– 49	—
Veränderungen aus Währungsumrechnungen	—	– 1	– 1	—	—
Zugänge	—	30	17	—	52
Umbuchungen	—	80	144	—	– 224
Abgänge	—	– 33	– 118	—	– 1
Zur Veräußerung gehaltene langfristige					
Vermögenswerte oder Veräußerungsgruppen	– 5	– 6	—	—	—
Stand 31.12.2006					
HVB Group neu	1086	493	351	5	115
Ab- und Zuschreibungen					
Stand 1.1.2006					
HVB Group gesamt	– 1901	– 686	– 305	– 120	– 96
Aufgegebene Geschäftsbereiche 1.1.2006	1234	349	104	86	—
Stand 1.1.2006					
HVB Group neu	– 667	– 337	– 201	– 34	– 96
Veränderungen des Konsolidierungskreises	—	43	—	35	—
Veränderungen aus Währungsumrechnungen	—	1	—	—	—
Planmäßige Abschreibungen	—	– 65	– 73	– 2	—
Außerplanmäßige Abschreibungen	—	– 3	—	—	—
Zuschreibungen	—	—	—	—	—
Umbuchungen	—	—	– 88	—	88
Abgänge	—	31	118	—	1
Zur Veräußerung gehaltene langfristige					
Vermögenswerte oder Veräußerungsgruppen	3	4	—	—	—
Stand 31.12.2006					
HVB Group neu	– 664	– 326	– 244	– 1	– 7
Buchwerte					
Stand 31.12.2005					
HVB Group gesamt	2055	198	206	86	231
Stand 31.12.2006					
HVB Group neu	422	167	107	4	108

50 Ertragsteueransprüche

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Tatsächliche Steuern	240	224
Latente Steuern	2505	3067
Insgesamt	**2745**	**3291**

51 Sonstige Aktiva

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Positive beizulegende Zeitwerte aus derivativen		
Finanzinstrumenten	1258	3118
Sonstige Vermögenswerte	1606	2117
Rechnungsabgrenzungsposten	157	338
Insgesamt	**3021**	**5573**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte enthalten unter anderem nicht bankgeschäftliche Forderungen.

52 Bilanz zum 31. Dezember 2006, HVB Group neu (pro forma)

AKTIVA	31.12.2006 in Mio €	31.12.2005 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Barreserve	3211	3557	– 346	– 9,7
Handelsaktiva	107211	88601	+ 18610	+ 21,0
Forderungen an Kreditinstitute	54977	48897	+ 6080	+ 12,4
Forderungen an Kunden	169998	185241	– 15243	– 8,2
Wertberichtigungen auf Forderungen	– 6068	– 9228	+ 3160	+ 34,2
Finanzanlagen	19845	26981	– 7136	– 26,4
Sachanlagen	1547	1568	– 21	– 1,3
Immaterielle Vermögenswerte	808	947	– 139	– 14,7
Ertragsteueransprüche	2745	2274	+ 471	+ 20,7
Sonstige Aktiva	3021	2820	+ 201	+ 7,1
Zur Veräußerung gehaltenene langfristige Vermögenswerte				
oder Veräußerungsgruppen	1004	—	+ 1004	+ 100,0
Summe der Aktiva	**358299**	**351658**	**+ 6641**	**+ 1,9**

Angaben zur Bilanz Fortsetzung

		31.12.2006	31.12.2005	VERÄNDERUNG
PASSIVA	in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	85672	72465	+ 13207	+ 18,2
Verbindlichkeiten gegenüber Kunden	92136	93381	− 1245	− 1,3
Verbriefte Verbindlichkeiten	76938	83784	− 6846	− 8,2
Handelspassiva	59962	59775	+ 187	+ 0,3
Rückstellungen	1683	1522	+ 161	+ 10,6
Ertragsteuerverpflichtungen	1439	1347	+ 92	+ 6,8
Sonstige Passiva	5214	5636	− 422	− 7,5
Nachrangkapital	12142	13243	− 1101	− 8,3
Verbindlichkeiten von zur Veräußerung				
gehaltenenen Veräußerungsgruppen	1242	—	+ 1242	+ 100,0
Eigenkapital	21871	20505	+ 1366	+ 6,7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	21019	19650	+ 1369	+ 7,0
Anteile in Fremdbesitz	852	855	− 3	− 0,4
Summe der Passiva	**358299**	**351658**	**+ 6641**	**+ 1,9**

Für die Erstellung der Bilanzen HVB Group neu (pro forma) der Stichtage 31. Dezember 2005 und 31. Dezember 2006 wurden folgende Prämissen zugrunde gelegt:

- Vereinfachend wurde in den pro forma-Darstellungen zu den beiden Stichtagen 31. Dezember 2005 und 31. Dezember 2006 angenommen, dass die zum Tag der Hauptversammlung am 25. Oktober 2006 ermittelten Veräußerungserlöse auch zu jedem dieser Stichtage erzielbar gewesen wären. Ferner wurden Veräußerungskosten einheitlich vernachlässigt.

- Etwaige Effekte aus der Wiederanlage der Verkaufserlöse in Bilanz und Gewinn- und Verlustrechnung sind in dieser pro forma-Betrachtung nicht enthalten, da hinsichtlich möglicher Reinvestitionen noch keine konkreten Entscheidungen getroffen wurden und somit auch keine konkreten Ertragserwartungen zu Grunde gelegt werden können. Die Darstellung der Effekte aus diesen Transaktionen auf die Erfolgsrechnung ist aus denselben Gründen nicht enthalten.

- Nach dem geltenden deutschen Steuerrecht ist der Veräußerungsgewinn aus dem Verkauf der Beteiligungen von Körperschaftsteuer, Solidaritätszuschlag und Gewerbesteuer befreit. Ein Betrag in Höhe von 5% des Veräußerungsgewinns gilt als nicht abzugsfähige Betriebsausgabe und unterliegt daher der Körperschaftsteuer zuzüglich Solidaritätszuschlag und der Gewerbesteuer. Der Gewinn aus der Veräußerung der Auslandsfiliale Vilnius, Litauen, unterliegt einer Ertragsteuerbelastung von 19%, der Gewinn aus der Veräußerung der Auslandsfiliale Tallinn, Estland, unterliegt einer Ertragsteuerbelastung von 24%. Die Steuerbelastungen wurden in die Steuerrückstellung eingestellt.

- Da die HVB Group im ersten Quartal 2006 das im überarbeiteten IAS 19.93A »Leistungen an Arbeitnehmer« neu ermöglichte und retrospektiv anzuwendende Wahlrecht ausgeübt hat, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, wurden die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung angepasst.

53 Vermögenswerte aufgegebener Geschäftsbereiche

AKTIVA	31. 12. 2006 in Mio €
Barreserve	2 874
Handelsaktiva	17 188
Forderungen an Kreditinstitute	32 694
Forderungen an Kunden	88 504
Wertberichtigungen auf Forderungen	– 2 755
Finanzanlagen	18 296
Sachanlagen	915
Immaterielle Vermögenswerte	1 984
Ertragsteueransprüche	1 022
Sonstige Aktiva	2 725
Summe der Aktiva	**163 447**

54 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In dieser Position sind folgende Sachverhalte enthalten:

- HVB Payments & Services (PAS)
  Im Juni 2006 haben die Postbank und die HypoVereinsbank einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Mit Wirkung zum 1. Januar 2007 haben wir die Zahlungsverkehrstochter PAS an die Postbank verkauft. Im Rahmen dieses Verkaufs hat die Postbank auch die Abwicklung des Zahlungsverkehrs für die HVB übernommen.

- Der Vorstand der HVB AG hat am 13. Dezember 2006 den Verkauf eines unter Finanzanlagen ausgewiesenen nicht strategischen Immobilienportfolios an Värde Partners, Inc., angekündigt. Deshalb ist dieses Immobilienportfolio gemäß IFRS 5 als zur Veräußerung bestimmt, klassifiziert. In diesem Zusammenhang ist ein im Finanzanlageergebnis ausgewiesener Bewertungsaufwand in Höhe von 130 Mio € entstanden, der gemäß IFRS 5.41 c anzugeben ist.

- Darüber hinaus wurden weitere verschiedene, bisher unter Finanzanlagen ausgewiesene Investment Properties als zur Veräußerung bestimmt klassifiziert. Dies gilt ebenfalls für einzelne Gebäude, die auf Grund einer überwiegend bankbetrieblichen Nutzung im Sachanlagevermögen enthalten waren.

- Im vierten Quartal 2006 wurde der Beschluss gefasst, die Tochtergesellschaft Nordinvest, Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg, zu verkaufen. Am 31. Januar 2007 haben sich die HVB AG und die Pioneer Global Asset Management S.p.A. (PGAM) über den Verkauf an die PGAM geeinigt. Ziel ist es, die Nordinvest in die Pioneer Investments-Gruppe zu integrieren.

- Die HVB AG hat am 7. November 2006 bekanntgegeben, dass sie sich mit der Barclays Bank PLC auf den Verkauf der Index-change AG zum Preis von 240 Mio € verständigt hat.

- Im Rahmen der Konzentration der Gesellschaften der HVB Group auf ihre jeweiligen Kernkompetenzen bietet die HVB Banque Luxembourg S. A., Luxemburg, gemäß einem im Berichtsjahr gefassten Beschluss, die Depotbanktätigkeiten ab Mitte 2007 nicht mehr an. Deshalb wurden die mit den Depotbanktätigkeiten verbundenen Bilanzvolumina als zur Veräußerung bestimmt, klassifiziert.

AKTIVA	31. 12. 2006 in Mio €
Barreserve	—
Handelsaktiva	—
Forderungen an Kreditinstitute	3
Forderungen an Kunden	614
Wertberichtigungen auf Forderungen	—
Finanzanlagen	343
Sachanlagen	22
Immaterielle Vermögenswerte	4
Ertragsteueransprüche	5
Sonstige Aktiva	13
Summe der Aktiva	**1 004**

Angaben zur Bilanz Fortsetzung

55 Nachrangige Vermögenswerte

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Forderungen an Kreditinstitute	**1377**	**2690**
darunter:		
an verbundene, nicht einbezogene Unternehmen	96	26
an Gemeinschaftsunternehmen	—	—
an assoziierte Unternehmen	—	2
an sonstige Beteiligungsunternehmen	—	—
Forderungen an Kunden	**494**	**791**
darunter:		
an verbundene, nicht einbezogene Unternehmen	—	5
an Gemeinschaftsunternehmen	—	—
an assoziierte Unternehmen	—	—
an sonstige Beteiligungsunternehmen	—	—
Handelsaktiva	**2433**	**1777**
Finanzanlagen	**328**	**910**
Insgesamt	**4632**	**6168**

56 Pensionsgeschäfte

Die HVB Group neu hat als Pensionsgeber echter Pensionsgeschäfte Vermögenswerte mit einem Buchwert von 27,0 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus (vgl. hierzu Notesangabe 72 »Sicherheitenübertragung für eigene Verbindlichkeiten«). Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit Zentralbanken.

57 Verbriefungsgeschäfte (Securitization), HVB Group gesamt

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme sind die Risikoentlastung unseres Kreditportfolios sowie eine wertschöpfende optimale Kapitalallokation. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization im Wesentlichen durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes) und bei traditioneller Securitization durch den Verkauf (True Sale) von Bilanzaktiva erreicht.

Die HVB Group gesamt hat in 2006 ihre Verbriefungsaktivitäten mit zwei neuen Verbriefungstransaktionen (Provide A 2006-1 und Promise XXS 2006-1) fortgesetzt. Das hierdurch neu ausplatzierte Kreditvolumen belief sich zum Jahresende auf 7,0 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 5,7 Mrd €. In 2006 sind hingegen die Transaktionen Amadeus, Lombard Sec. No. 1, Promise A 2000-1, Promise A 2002-1 sowie Promise Austria 2002-1 mit einem Gesamtkreditvolumen von 1,8 Mrd € ausgelaufen. Hierdurch ist eine Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 1,6 Mrd € entfallen.

Zum 31. Dezember 2006 betrug das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group gesamt 30,0 Mrd € (2005: 28,9 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach KWG in Höhe von 21,4 Mrd € (2005: 19,4 Mrd € nach KWG).

Bei den durchgeführten True Sale-Transaktionen GELDILUX-TS-2005 S.A., GELDILUX-TS-2003 S.A. sowie SUCCESS-2005 B.V. (Bank Austria Creditanstalt Leasing GmbH) sind die zu Grunde liegenden Forderungen im Buchwert von 6,5 Mrd € entsprechend den Ausbuchungsvorschriften des IAS 39 weiterhin in der Bilanz voll erfasst. Der Buchwert der damit verbundenen Verbindlichkeiten gemäß IAS 32.94 beträgt 6,5 Mrd €.

Bei Securitization-Programmen wird in der Regel ein geringer Teil der Risiken in Form von First Loss Pieces (nachrangigste Tranchen) bzw. von Zinsunterbeteiligungen (Interest Subparticipations) durch den Originator (verbriefendes Institut) zurückbehalten.

Bei den beiden neuen Transaktionen Provide A 2006-1 und Promise XXS 2006-1 haben wir diese nachrangigste Tranche verkauft.

Für die nachfolgend aufgelisteten Verbriefungstransaktionen betragen die First Loss Pieces insgesamt 203 Mio € und die Zinsunterbeteiligungen insgesamt 115 Mio €.

SICHERUNGSNEHMER HVB GROUP NEU	NAME DER TRANSAKTION	RECHTLICHE LAUFZEIT DER TRANSAKTION	CALL DATE DER TRANSAKTION	FORDERUNGSART	KREDIT-VOLUMEN in Mio €	ENTLASTUNG DER GEWICHTETEN RISIKO-AKTIVA NACH KWG[1] in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	1.7.2038	28.6.2006	Wertpapierportfolio		ausgelaufen im Juni 2006
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	28.2.2011	30.5.2006	Firmenkundenkredite		ausgelaufen im Mai 2006
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	27.12.2039	27.12.2007	private Hypothekendarlehen	393	370
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	23.7.2054	18.1.2009	private Hypothekendarlehen	2866	1162
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	31.10.2054	23.1.2009	private Hypothekendarlehen	2858	1156
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	28.7.2012	28.4.2006	Firmenkundenkredite		ausgelaufen im April 2006
Bayerische Hypo- und Vereinsbank AG	LOMBARD Sec. No. 1	15.5.2017	15.2.2006	Firmenkundenkredite		ausgelaufen im März 2006
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	28.2.2016	28.2.2008	Firmenkundenkredite	450	419
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	28.7.2055	28.10.2009	private Hypothekendarlehen	2129	1386
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	28.9.2015	28.6.2007	Firmenkundenkredite	792	720
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	27.11.2045	27.2.2010	private Hypothekendarlehen	2419	1497
HVB Banque Luxembourg S. A.	GELDILUX-TS-2003-1	15.6.2009	15.1.2007	Eurokredite	562	522
Summe 1998–2003 HVB Group neu					**12469**	**7232**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	31.12.2040	1.1.2008	Wertpapierportfolio	505	340
Summe 2004 HVB Group neu					**505**	**340**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2005-1	25.8.2048	25.2.2011	private Hypothekendarlehen	4146	2570
HVB Banque Luxembourg S. A.	GELDILUX-TS-2005-1	10.12.2012	Serie 1: 10.7.2008 Serie 2: 10.1.2009 Serie 3: 10.7.2010	Eurokredite	5488	5184
Summe 2005 HVB Group neu					**9634**	**7754**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2006-1	25.8.2048	1.5.2012	private Hypothekendarlehen	2843	1851
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2006-1	12.5.2024	12.8.2012	Firmenkundenkredite	3065	2862
Summe 2006 HVB Group neu					**5908**	**4713**

Angaben zur Bilanz Fortsetzung

SICHERUNGSNEHMER HVB GROUP NEU	NAME DER TRANSAKTION	RECHTLICHE LAUFZEIT DER TRANSAKTION / CALL DATE DER TRANSAKTION	FORDERUNGSART	KREDIT-VOLUMEN in Mio €	ENTLASTUNG DER GEWICHTETEN RISIKO-AKTIVA NACH KWG[1] in Mio €
Aufgegebene Geschäftsbereiche					
Bank Austria Creditanstalt AG	PROMISE Austria-2002	28.2.2013 29.5.2006	Firmenkundenkredite		ausgelaufen im Mai 2006
Bank Austria Creditanstalt Leasing GmbH	Success-2005 B.V.	15.7.2015 15.10.2010	Leasingforderungen	425	425
Bank Austria Creditanstalt AG	PROMISE XXS-2006-1	12.5.2024 12.8.2012		1074	951
Summe Aufgegebene Geschäftsbereiche				**1499**	**1376**
HVB Group gesamt				**30015**	**21415**

1 Beinhaltet keine zurückbehaltenen Risiken in Form von First Loss-Positionen und Interest Subparticipations. Andere zurückbehaltene Tranchen sind nicht aufgeführt.

Die angegebenen Werte sind Buchwerte, bezogen auf den jeweiligen Stichtag.

58 Verbindlichkeiten gegenüber Kreditinstituten

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und in übrigen Regionen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kreditinstitute in Deutschland	33690	37497
Kreditinstitute in übrigen Regionen	51982	76242
Insgesamt	**85672**	**113739**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Täglich fällig	20420	16394
Befristet mit Restlaufzeit	65252	97345
bis 3 Monate	49263	65965
über 3 Monate bis 1 Jahr	4944	7304
über 1 Jahr bis 5 Jahre	5075	9562
über 5 Jahre	5970	14514
Insgesamt	**85672**	**113739**

Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	16191	2699
Gemeinschaftsunternehmen	—	311
Assoziierte Unternehmen	7	10730
Sonstige Beteiligungsunternehmen	155	136
Insgesamt	**16353**	**13876**

59 Verbindlichkeiten gegenüber Kunden

Verbindlichkeiten gegenüber Kunden in Deutschland und in übrigen Regionen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Kunden in Deutschland	74527	75326
Kunden in übrigen Regionen	17609	83095
Insgesamt	**92136**	**158421**

Verbindlichkeiten gegenüber Kunden nach Fristen-Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Befristet mit Restlaufzeit		
bis 3 Monate	13696	21102
über 3 Monate bis 1 Jahr	105	3166
über 1 Jahr bis 5 Jahre	723	5576
über 5 Jahre	1270	6867
Insgesamt	**15794**	**36711**

Andere Verbindlichkeiten:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Täglich fällig	40114	65303
Befristet mit Restlaufzeit	36228	56407
bis 3 Monate	26366	37117
über 3 Monate bis 1 Jahr	2033	7013
über 1 Jahr bis 5 Jahre	2871	4781
über 5 Jahre	4958	7496
Insgesamt	**76342**	**121710**

Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	1120	1632
Gemeinschaftsunternehmen	1	3
Assoziierte Unternehmen	6	138
Sonstige Beteiligungsunternehmen	3270	2933
Insgesamt	**4397**	**4706**

60 Verbriefte Verbindlichkeiten

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Begebene Inhaberschuldverschreibungen	58238	83305
Hypothekenpfandbriefe	26066	31047
Öffentliche Pfandbriefe	2918	5042
Sonstige Schuldverschreibungen	28819	46194
Geldmarktpapiere	435	1022
Begebene Namenspapiere	18689	21477
Hypothekenpfandbriefe	14463	16201
Öffentliche Pfandbriefe	4135	5212
Sonstige Schuldverschreibungen	91	64
Andere verbriefte Verbindlichkeiten	11	1200
Insgesamt	**76938**	**105982**

Verbriefte Verbindlichkeiten nach Fristen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Befristet mit Restlaufzeit		
bis 3 Monate	12134	14487
über 3 Monate bis 1 Jahr	11613	19683
über 1 Jahr bis 5 Jahre	32475	42956
über 5 Jahre	20716	28856
Insgesamt	**76938**	**105982**

Verbriefte Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	1388	1668
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	39	52
Sonstige Beteiligungsunternehmen	31	104
Insgesamt	**1458**	**1824**

Angaben zur Bilanz Fortsetzung

61 Handelspassiva

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Negative beizulegene Zeitwerte aus		
derivativen Finanzinstrumenten	36964	45253
Sonstige Handelspassiva	22998	18385
Insgesamt	**59962**	**63638**

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier unter sonstige Handelspassiva vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, enthalten.

62 Rückstellungen

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Rückstellungen für Pensionen und ähnliche		
Verpflichtungen	190	3905
Rückstellungen im Kreditgeschäft	249	482
Restrukturierungsrückstellungen	243	564
Sonstige Rückstellungen	1001	721
darunter:		
Langfristige Verpflichtungen gegenüber		
Arbeitnehmern	106	126
Insgesamt	**1683**	**5672**

Pensionsrückstellungen, HVB Group neu

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Die Pensionsverpflichtungen werden um den beizulegenden Zeitwert eines Planvermögens reduziert. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckte Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 71 Mio € (2005: 98 Mio €).

Bei der Berechnung der Rückstellungen für betriebsinterne Pensionsansprüche blieben die Bewertungsparameter der HVB Group unverändert:

in %	31.12.2006/ 1.1.2007	31.12.2005/ 1.1.2006
Zinssatz	4,25	4,25
Erwartete Rendite des Planvermögens	5,0	5,0
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,0	2,0
Karrieredynamik	0–1,5	0–1,5

Finanzierungsstatus:

in Mio €	2006 HVB GROUP NEU
Barwert der Pensionsverpflichtungen,	
die nicht fondsfinanziert sind	134
Barwert der Pensionsverpflichtungen,	
die fondsfinanziert sind	2399
Ungetilgter versicherungstechnischer Verlust	—
Beizulegender Zeitwert des Planvermögens	–2343
Aktivierte Überdeckung des Planvermögens	—
Ausgewiesene Pensionsrückstellungen	**190**

Das im überarbeiteten IAS 19.93 A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, haben wir zum 1. Januar 2006 ausgeübt.

Im Jahresverlauf hat sich die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen wie folgt entwickelt:

in Mio €	2006
Stand 1. 1. 2006 vor Änderung IAS 19 HVB Group gesamt	2797
Erstanwendungseffekt aus geändertem IAS 19	1108
Stand 1.1.2006 nach Änderung IAS 19 HVB Group gesamt	3905
– aufgegebener Geschäftsbereich 1. 1. 2006	3653
Stand 1.1.2006 HVB Group neu	252
Pensionsaufwand	52
Liquiditätswirksame Zahlungen	−100
Zuwendungen zum Planvermögen	—
Überdeckung Planvermögen	—
Korridor erfolgsneutrale Behandlung	−12
Veränderungen im Konsolidierungskreis	13
Veränderungen aus Währungsumrechnungen	—
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	−15
Stand 31.12. 2006 HVB Group neu	190

Der Pensionsaufwand setzt sich wie folgt zusammen:

in Mio €	2006 HVB GROUP NEU
Barwert der im Geschäftsjahr erdienten Pensionsansprüche	43
Zinsaufwand	107
Erwarteter Ertrag aus Planvermögen	−113
Verluste aus Planänderungen	15
Insgesamt	**52**

Die HVB AG hatte Planvermögen in Form so genannter Contractual Trust Arrangements (CTA) eingerichtet. Dabei wurden zur Finanzierung der Pensionsverpflichtungen erforderliche Vermögen an rechtlich unabhängige Treuhänder – unter anderem HVB Trust e.V. – übertragen. Gemäß IAS 19.54 sind die übertragenen Vermögenswerte mit den Pensionsrückstellungen zu saldieren. Die Höhe der Pensionsrückstellungen im Konzern reduziert sich entsprechend.

Die Planvermögen der Treuhänder zur Finanzierung der Pensionsverpflichtungen setzen sich wie folgt zusammen:

in Mio €	2006 HVB GROUP NEU
Forderungen an HVB AG (durch diese besichert)	1
Investmentanteile	2342
Festverzinsliche Anlagen	—
Insgesamt	**2343**

Im Geschäftsjahr hat sich das Planvermögen wie folgt entwickelt:

in Mio €	2006 HVB GROUP NEU
Stand 1. 1. 2006	**2255**
Planvermögen erstmals einbezogener Pensionspläne	—
Zuwendungen zu Planvermögen	—
Tatsächliche Erträge aus den Planvermögen	113
Auszahlungen an Begünstigte	−95
Nachdotierungen durch Verzicht auf Entnahme	99
Wechselkursveränderungen	−2
Veränderungen Konsolidierungskreis	−12
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	−15
Stand 31.12. 2006	**2343**

Beziehungen zu Altersversorgungsplänen:

in Mio €	2006 HVB GROUP NEU
Träger für Altersversorgung in der Form von beitragsorientierten Plänen	
Forderungen	—
Wertberichtigungen auf Forderungen	—
Verbindlichkeiten	28
Kreditrisikovorsorge	—
Träger für Altersversorgung in der Form von leistungsorientierten Plänen	
Forderungen	—
Wertberichtigungen auf Forderungen	—
Verbindlichkeiten	40
Kreditrisikovorsorge	—

Angaben zur Bilanz Fortsetzung

Rückstellungen im Kreditgeschäft, Restrukturierungsrückstellungen und sonstige Rückstellungen:

in Mio €	RÜCKSTELLUNGEN IM KREDITGESCHÄFT	RESTRUKTURIERUNGS-RÜCKSTELLUNGEN	SONSTIGE RÜCKSTELLUNGEN
Stand 1.1. 2006 HVB Group gesamt	**482**	**564**	**721**
Aufgegebene Geschäftsbereiche	– 150	– 112	– 232
Stand 1.1. 2006 HVB Group neu	**332**	**452**	**489**
Veränderungen im Konsolidierungskreis	– 1	– 41	350
Veränderungen aus Währungsumrechnungen	—	—	—
Zuführungen zu den Rückstellungen	67	26	264
Auflösungen	– 41	– 11	– 63
Umbuchungen	– 105	– 61	29
Inanspruchnahmen	– 3	– 101	– 66
Zur Veräußerung gehaltene langfristige Vermögenswerte			
oder Veräußerungsgruppen	—	– 21	– 2
Stand 31.12. 2006 HVB Group neu	**249**	**243**	**1001**

In den Rückstellungen im Kreditgeschäft sind vor allem Rückstellungen für Avalrisiken, Akkreditive, unwiderrufliche Kreditzusagen und Prozessrisiken im Kreditgeschäft enthalten.

Die in den Jahren 2004 und 2005 gebildeten Restrukturierungsrückstellungen werden nach der in 2006 teilweisen Inanspruchnahme in den Jahren 2007 und 2008 verbraucht.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

63 Ertragsteuerverpflichtungen

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Tatsächliche Steuern	562	563
Latente Steuern	816	1328
Insgesamt	**1378**	**1891**

64 Sonstige Passiva

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Negative beizulegende Zeitwerte aus derivativen		
Finanzinstrumenten	1569	3783
Sonstige Verbindlichkeiten	3415	5233
Rechnungsabgrenzungsposten	230	390
Insgesamt	**5214**	**9406**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten für Provisionen, Zinsen, Sachaufwand und Ähnliches.

65 Nachrangkapital

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Nachrangige Verbindlichkeiten	8514	11990
Genussrechtskapital	619	1830
Hybride Kapitalinstrumente	3009	3792
Insgesamt	**12142**	**17612**

Nachrangkapital nach Fristen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Befristet mit Restlaufzeit		
bis 3 Monate	570	459
über 3 Monate bis 1 Jahr	473	549
über 1 Jahr bis 5 Jahre	6022	7661
über 5 Jahre	5077	8943
Insgesamt	**12142**	**17612**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2006 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. § 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten

In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrags übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 534 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 162 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber nahestehenden Unternehmen lagen in 2006 nicht vor.

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich in der HVB Group neu aus den folgenden wesentlichen Emissionen zusammen:

EMITTENT	EMISSIONS-JAHR	ART	NOMINALBETRAG in Mio €	ZINSSATZ	FÄLLIGKEIT
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	409	6,75	2007
Bayerische Hypo- und Vereinsbank AG	2001	Inhaber-Genussscheine	100	6,30	2011

Angaben zur Bilanz Fortsetzung

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf.

Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine.

Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Hybride Kapitalinstrumente
Per 31. Dezember 2006 trägt hybrides Kernkapital der HVB Group neu in Höhe von 2707 Mio € (gemäß KWG) zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So haben wir für Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren und für Preferred Shares eine unbegrenzte Laufzeit mit den Investoren vereinbart. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl von der Bundesanstalt für Finanzdienstleistungsaufsicht als auch vom Baseler Bankenausschuss ausdrücklich bestätigt.

66 Verbindlichkeiten aufgegebener Geschäftsbereiche
Die Verbindlichkeiten der aufgegebenen Geschäftsbereiche gliedern sich wie folgt auf:

2006	in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	50495
Verbindlichkeiten gegenüber Kunden	59641
Verbriefte Verbindlichkeiten	21898
Handelspassiva	5237
Rückstellungen	4521
Ertragsteuerverpflichtungen	655
Sonstige Passiva	3597
Nachrangkapital	5634
Summe der Verbindlichkeiten	**151678**

67 Verbindlichkeiten von zur Veräußerung gehaltenen Vermögensgruppen
Die Verbindlichkeiten der zur Veräußerung gehaltenen Vermögensgruppe« gliedern sich wie folgt auf:

2006	in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	8
Verbindlichkeiten gegenüber Kunden	1176
Handelspassiva	—
Rückstellungen	37
Ertragsteuerverpflichtungen	1
Sonstige Passiva	20
Summe der Verbindlichkeiten	**1242**

68 Eigenkapital
Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG

Zusammensetzung des gezeichneten Kapitals
Am 31. Dezember 2006 war das gezeichnete Kapital der HVB AG in Höhe von 2252 Mio € (2005: 2252 Mio €) eingeteilt in:

STÜCK	2006	2005
Auf den Inhaber lautende Stammaktien (Stückaktien)	736145540	736145540
Auf den Namen lautende Vorzugsaktien (Stückaktien)	14553600	14553600

Der auf die Aktie entfallende anteilige Betrag des Grundkapitals beträgt je Stückaktie 3,– €.

Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Genehmigtes Kapital:

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2006 in Mio €
2004	29. 4. 2009	990	990

Der von der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde am 18. Dezember 2006 in das Handelsregister eingetragen.

Bedingtes Kapital:

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2006 in Mio €
2003	14. 5. 2008	375	375

69 Eigene Aktien
Am 31. Dezember 2006 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte für den Zeitraum vom 1. Januar 2006 bis 23. Mai 2006 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 12. Mai 2005 sowie für den Zeitraum 24. Mai 2006 bis 31. Dezember 2006 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 erteilten Ermächtigung gemäß §71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß §71 Abs. 1 Nr. 7 AktG 3625295 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 3201833 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 30,27 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 30,51 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 11 Mio € bzw. 0,5% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 81368 Aktien, das entspricht einem Betrag von 0,2 Mio € bzw. 0,01% des Grundkapitals.

Am 31. Dezember 2006 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 76175 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,2 Mio € bzw. einem Anteil von 0,01% des Grundkapitals.

70 Vermögenswerte und Verbindlichkeiten in Fremdwährung

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Fremdwährungsaktiva[1]	62846	116933
darunter:		
USD	42718	51852
JPY	4666	8732
CHF	5478	21318
Fremdwährungspassiva (ohne Eigenmittel)[2]	60740	97046
darunter:		
USD	38035	40933
JPY	2423	7291
CHF	2534	18086

1 Fremdwährungsaktiva aufgegebener Geschäftsbereiche 2006: 56987 Mio €
2 Fremdwährungspassiva aufgegebener Geschäftsbereiche 2006: 54355 Mio €

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

71 Treuhandgeschäfte

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2006	2005
Forderungen an Kreditinstitute	267	402
Forderungen an Kunden	424	1 279
Aktien und andere nicht festverzinsliche Wertpapiere	90	6656
Schuldverschreibungen	—	2988
Beteiligungen	—	35
Sachanlagen	—	113
Sonstige Vermögenswerte	—	11
Restliche Treuhandforderungen	—	1
HVB Group neu	**781**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	13462	
HVB Group gesamt	**14243**	**11485**

Treuhandverbindlichkeiten:

in Mio €	2006	2005
Verbindlichkeiten gegenüber Kreditinstituten	8	231
Verbindlichkeiten gegenüber Kunden	374	10297
Verbriefte Verbindlichkeiten	399	803
Sonstige Verbindlichkeiten	—	154
HVB Group neu	**781**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	13462	
HVB Group gesamt	**14243**	**11485**

72 Sicherheitenübertragung für eigene Verbindlichkeiten

Die eigenen Verbindlichkeiten der HVB Group neu, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben. Daneben wurden Sicherheiten für Geldaufnahmen im Rahmen echter Pensionsgeschäfte (Repos) und für Wertpapierleihgeschäfte gestellt.

Sie gliedern sich wie folgt:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbindlichkeiten gegenüber Kreditinstituten	28977	43734
Verbindlichkeiten gegenüber Kunden	5520	5058
Verbriefte Verbindlichkeiten	—	4401
Eventualverbindlichkeiten	188	6510
Insgesamt	**34685**	**59703**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Handelsaktiva	12243	13168
Forderungen an Kreditinstitute	—	7216
Forderungen an Kunden	8878	18597
Finanzanlagen	13564	20722
Sachanlagen	—	—
Insgesamt	**34685**	**59703**

73 Erhaltene Sicherheiten, die von der HVB Group neu weiterveräußert oder weiterverpfändet werden dürfen

Die HVB Group neu hat im Rahmen echter Pensionsgeschäfte (Repos) und Wertpapierleihgeschäfte Sicherheiten erhalten, die jederzeit weiterveräußert oder weiterverpfändet werden können, ohne dass ein Zahlungsverzug des Sicherungsgebers vorliegen muss. Deren beizulegender Zeitwert beträgt in der HVB Group neu insgesamt 20 Mrd €.

Angaben zur Kapitalflussrechnung

74 Erläuterungen zu den Positionen der Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahrs, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2006 wurden Anteile an vollkonsolidierten Unternehmen zu einem Kaufpreis in Höhe von 216 Mio € erworben, welche in Höhe von 156 Mio € zu einem Zahlungsmittelabfluss führten. Dagegen wurden Erlöse aus der Veräußerung von Anteilen in Höhe von 4783 Mio € erzielt, davon 1607 Mio € in bar. Vermögenswerte und Verbindlichkeiten von erworbenen und veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

HVB GROUP GESAMT	ERWORBEN in Mio €	VERÄUSSERT in Mio €
Aktiva	**494**	**18313**
Barreserve	41	1050
Handelsaktiva	—	822
Forderungen an Kreditinstitute	54	3406
Forderungen an Kunden	113	10071
Wertberichtigungen auf Forderungen	– 6	– 596
Finanzanlagen	206	2690
Sachanlagen	15	285
Übrige Aktiva	71	585
Passiva	**494**	**18313**
Verbindlichkeiten gegenüber Kreditinstituten	128	2861
Verbindlichkeiten gegenüber Kunden	154	11053
Rückstellungen	6	89
Übrige Passiva	206	4310

Änderungen des Zahlungsmittelbestands, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

Angaben zu Finanzinstrumenten nach IAS 32

75 Beizulegende Zeitwerte der Finanzinstrumente

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

in Mrd €	2006 BUCHWERTE	2006 BEIZULEGENDER ZEITWERT	2005 BUCHWERTE	2005 BEIZULEGENDER ZEITWERT
Aktiva				
Barreserve	3,2	3,2	7,8	7,8
Handelsaktiva	107,2	107,2	103,5	103,5
Forderungen an Kreditinstitute[1]	41,3	41,1	57,2	57,2
Forderungen an Kunden[1]	170,0	170,7	274,6	278,5
Finanzanlagen[2]	19,8	19,9	45,6	45,9
Sonstige Aktiva[3]	1,3	1,3	5,6	5,6
HVB Group neu	**342,8**	**343,4**		
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	160,2	160,6		
HVB Group gesamt	**503,0**	**504,0**	**494,3**	**498,5**
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	– 85,7	– 85,6	– 113,7	– 113,8
Verbindlichkeiten gegenüber Kunden	– 92,1	– 92,4	– 158,4	– 159,1
Verbriefte Verbindlichkeiten	– 76,9	– 78,4	– 106,0	– 108,8
Handelspassiva	– 60,0	– 60,0	– 63,6	– 63,6
Sonstige Passiva[4]	– 1,6	– 1,6	– 9,4	– 9,4
Nachrangkapital	– 12,1	– 12,4	– 17,6	– 17,9
HVB Group neu	**– 328,4**	**– 330,4**		
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	– 144,1	– 143,9		
HVB Group gesamt	**– 472,5**	**– 474,3**	**– 468,7**	**– 472,6**

1 Ermittlung der Fair Values unter Berücksichtigung der Wertberichtigungen auf Forderungen
2 HtM-, AfS- und Fair-Value-Option-Finanzanlagen
3 positive Marktwerte aus derivativen Finanzinstrumenten nach IAS 39
4 negative Marktwerte aus derivativen Finanzinstrumenten nach IAS 39

in Mrd €	2006 BUCHWERTE	2006 BEIZULEGENDER ZEITWERT	2005 BUCHWERTE	2005 BEIZULEGENDER ZEITWERT
Sonstige Positionen				
Unwiderrufliche Kreditzusagen HVB Group neu	**45,2**	**45,2**		
Unwiderrufliche Kreditzusagen aufgegebener Geschäftsbereiche und zur Veräußerung gehaltener Vermögensgruppe	11,7	11,7		
Sonstige Positionen HVB Group gesamt	**56,9**	**56,9**	**52,8**	**52,8**

Die beizulegenden Zeitwerte bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet. Als Bewertungsmodelle dienen für einfache europäische Optionen die gängigen Black & Scholes (Aktien-, Währungs- und Indexinstrumente) oder lognormalen Modelle (Zinsinstrumente). Bei exotischeren Instrumenten werden die Zinsen über Term-Structure-Modelle mit der aktuellen Zinsstruktur sowie Caps- und Swaption-Volatilitäten als bewertungsrelevanten Parametern simuliert. Die Auszahlungsstruktur der Aktien bzw. Indizes der exotischen Instrumente wird entweder mittels Black & Scholes oder eines stochastischen Volatilitäts-Modells mit Aktienpreisen, Volatilitäten, Korrelationen und Dividendenerwartungen als Parametern bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen entsprechen ihren Buchwerten.

In der HVB Group gesamt beträgt die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten bei den Aktiva 1,0 Mrd € und bei den Passiva 1,8 Mrd €. Der Saldo dieser Werte beläuft sich auf – 0,8 Mrd €.

Sonstige Angaben

76 Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis), HVB Group gesamt

Nach § 10 KWG i.V. mit § 2 Grundsatz 1 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Zusätzlich ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen setzen wir im Konzern interne Modelle ein.

Die Eigenmittel nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2006 wie folgt dar:

in Mio €	2006 HVB GROUP GESAMT	2005 HVB GROUP GESAMT
Eigenmittel[1]		
Tier I		
Stammaktien	2208	2208
Kapitalrücklage, Gewinnrücklagen,		
Anteile in Fremdbesitz, Eigene Aktien	10298	9722
Hybride Kapitalinstrumente (Silent Partnership		
Certificates und Trust Preferred Securities)		
ohne anteilige Zinsen	2707	3702
Sonstiges	3101	1459
Kernkapital insgesamt	**18314**	**17091**
Tier II		
Unrealisierte Reserven in Grundstücken		
und Gebäuden und in Wertpapieren	192	227
Vorsorgereserven	46	49
Kumulative Vorzugsaktien	70	61
Genussrechtskapital	1283	1721
Nachrangige Verbindlichkeiten	9157	8545
Sonstiges	– 613	– 653
Ergänzungskapital insgesamt	**10135**	**9950**
Abzugsposten	**– 1745**	**– 1723**
Eigenkapital insgesamt	**26704**	**25318**
Drittrangmittel	363	697
Eigenmittel insgesamt	**27067**	**26015**

1 Konsolidierungskreis und -methoden gemäß Bankaufsichtsrecht

	2006 HVB GROUP GESAMT	2005 HVB GROUP GESAMT
Risikoaktiva in Mrd €		
Bilanzaktiva	187,7	200,0
Traditionelle außerbilanzielle Aktiva	31,5	32,3
Derivate des Anlagebuches	0,1	0,2
Risikoaktiva insgesamt	**219,3**	**232,5**
Risikoaktivaäquivalent der Marktrisikopositionen in Mrd €	**11,0**	**12,2**

Zum 31. Dezember 2006 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Kapitalquoten:

in %	2006 HVB GROUP GESAMT	2005 HVB GROUP GESAMT
Kernkapitalquote (Kernkapital/Risikoaktiva)	8,4	7,3
Kernkapitalquote (Kernkapital/ [Risikoaktiva + 12,5 x Marktrisikopositionen])	8,0	7,0
Eigenkapitalquote (Eigenkapital/Risikoaktiva)	12,2	10,9
Eigenmittelquote (Gesamtkennziffer) (Eigenmittel/ [Risikoaktiva + 12,5 x Marktrisikopositionen])	11,8	10,6

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 27 067 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 26 704 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2b Satz 1 Nr. 6 KWG in Höhe von 192 Mio € zugerechnet.

Unsere Eigenmittel gemäß KWG berechnen sich auf Basis der Einzelabschlüsse der einbezogenen Unternehmen unter Berücksichtigung der Besonderheiten des Bankaufsichtsrechts.

Im Vergleich zu den in der IFRS-Bilanz ausgewiesenen Kapital positionen ergibt sich folgende Überleitungsrechnung:

HVB GROUP GESAMT	KERNKAPITAL in Mio €	ERGÄNZUNGS-KAPITAL in Mio €	ABZUGS-POSTEN in Mio €	DRITTRANG-MITTEL in Mio €	EIGENMITTEL INSGESAMT in Mio €
In IFRS-Bilanz ausgewiesen					
Eigenkapital	19988				19988
Nachrangkapital (Hybride Kapitalinstrumente, Genussrechtskapital und nachrangige Verbindlichkeiten)	3409	14367			17776
Überleitung zu den KWG-Eigenmitteln					
Konzerngewinn	– 622				– 622
AfS-Rücklage	– 1195				– 1195
Hedge-Rücklage	323				323
Kumulative Vorzugsaktien	– 70	70			0
Abzug der immateriellen Vermögenswerte	– 2804				– 2804
Inanspruchnahme der bankaufsichtsrechtlichen Goodwill-Privilegierung	1475	– 632			843
Bankaufsichtsrechtlich nicht anrechnungsfähige Ergebniskomponenten	– 1459				– 1459
Bankaufsichtsrechtlich bedingte Abzugsposten (zum Beispiel Marktpflege, Restlaufzeitbegrenzung, anteilige Zinsen)	– 691	– 3564			– 4255
Bankaufsichtsrechtlich bedingte Umgliederungen		– 363		363	0
Ungenutzte anrechenbare Drittrangmittel				0	0
Unrealisierte Reserven in Grundstücken und Gebäuden und in Wertpapieren		192			192
Abzugsposten wegen nicht konsolidierter Finanzbeteiligungen			– 1745		– 1745
Sonstige Effekte (zum Beispiel Unterschiede im Konsolidierungskreis und in den -methoden)	– 40	65	0	0	25
Eigenmittel gemäß KWG	**18314**	**10135**	**– 1745**	**363**	**27067**

Sonstige Angaben Fortsetzung

77 Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	2006	2005
Eventualverbindlichkeiten[1]	**24977**	**39534**
Aus weitergegebenen abgerechneten Wechseln	0	21
Aus Bürgschaften und Gewährleistungsverträgen	24977	39513
Kreditbürgschaften	6436	10141
Erfüllungsgarantien und Gewährleistungen	15874	25499
Handelsbezogene Bürgschaften (Akkreditive)	2667	3873
Andere Verpflichtungen	**58298**	**61058**
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	0	449
Unwiderrufliche Kreditzusagen	45243	52341
Buchkredite	41412	45003
Avalkredite	2600	4514
Hypotheken- und Kommunaldarlehen	1161	2681
Wechselkredite	70	143
Lieferverpflichtungen aus Wertpapierleihen	11772	5940
Sonstige Verpflichtungen	1283	2328
HVB Group neu	**83275**	
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	23622	603
HVB Group gesamt	**106897**	**101195**

1 Den Eventualverbindlichkeiten stehen Eventualforderungen in der gleichen Höhe gegenüber.

Eventualverbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2006 HVB GROUP NEU	2005 HVB GROUP GESAMT
Verbundene, nicht einbezogene Unternehmen	438	793
Gemeinschaftsunternehmen	—	323
Assoziierte Unternehmen	—	55
Sonstige Beteiligungsunternehmen	—	—
Insgesamt	**438**	**1171**

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung.

In der HVB Group neu stellen unter den sonstigen Verpflichtungen den größten Einzelposten die Verpflichtungen aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten dar. Sie belaufen sich auf 678 Mio € (2005: 458 Mio €) jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2006 auf 549 Mio € (2005: 519 Mio €), die Haftsummen für Genossenschaftsanteile auf 1 Mio € (2005: 1 Mio €). Nachhaftungen gemäß § 22 Abs. 3 und 24 GmbHG bestanden bei 3 Gesellschaften mit beschränkter Haftung in Höhe von 1 Mio € (2005: 16 Mio €).

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2005 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 46 Mio € (2005: 45 Mio €), sowie bei der CMP Fonds I GmbH in Höhe von 8 Mio € (2005: 14 Mio €). Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrags.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an vier Personengesellschaften.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für die Vereinsbank Victoria Bauspar AG abgegeben.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

78 Patronatserklärung

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Wien
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

1 Die Gesellschaft gibt in ihrem Geschäftsbericht für die direktanlage.at AG, Salzburg, eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft vermindert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2006 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden oder werden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

Für die
- Bank Austria Creditanstalt Aktiengesellschaft, Wien, die am 9. Januar 2007,
- sowie die AS UniCredit Bank, Riga (vormals HVB Bank Latvia AS, Riga), die am 10. Januar 2007 aus der HVB Group ausgeschieden sind und
- für die Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, für die die Übertragung der Aktien Ende des ersten Quartals 2007 erwartet wird,

zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group zu dem jeweils genannten Datum begründet wurden oder werden, werden von früher abgegebenen Patronatserklärungen nicht mehr erfasst.

79 Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen

Transaktionen mit nahestehenden Unternehmen und Personen werden grundsätzlich zu Marktpreisen durchgeführt.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass in den Jahres- und Konzernabschlüssen der Gesellschaft für die Geschäftsjahre 2006 bis 2010, längstens aber bis zum 22. März 2011, die in § 285 Satz 1 Nr. 9a Satz 5 bis 9 und § 314 Abs. 1 Nr. 6a Satz 5 bis 9 des Handelsgesetzbuches verlangten Angaben unterbleiben. Die Bezüge der Vorstandsmitglieder werden daher nicht individualisiert angegeben.

Sonstige Angaben Fortsetzung

Bezüge an Organmitglieder sowie an die Bereichsvorstände

in Mio €	FIXUM 2006	FIXUM 2005	ERFOLGSBEZOGENE KOMPONENTEN 2006	ERFOLGSBEZOGENE KOMPONENTEN 2005	KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG[1] 2006	KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG[1] 2005	INSGESAMT 2006	INSGESAMT 2005
Mitglieder des Vorstands der HVB AG	4	5	5	4	1	7	10	16
Mitglieder des Aufsichtsrats der HVB AG								
für Aufsichtsratstätigkeit	0,8	1	0	0	0	0	0,8	1
Frühere Mitglieder des Vorstands der HVB AG								
und deren Hinterbliebene							11	12
Bereichsvorstände							22	29
Abfindungen/Rückstellungen für Abfindungen für frühere								
Mitglieder des Vorstands und Bereichsvorstände							2	25

1 Geldwert der aktienbasierten Vergütung

Aktienbasierte Vergütung im Einzelnen:

AN MITGLIEDER DES VORSTANDS DER HVB AG	STÜCK
Optionen	
Stock Options 2005	472000
Stock Options 2006	508633
Performance Shares	
Performance Shares 2005	201000
Performance Shares 2006	195333

Bezüglich der Details zu den Aktienoptionen bzw. Performance Shares verweisen wir auf die Angaben in der Note 32, in der wir das diesen Instrumenten zugrunde liegenden Long Termin Incentive-Programm der UCI Group darstellt haben.

Den Mitgliedern des Vorstands werden im üblichen Rahmen Sachbezüge und sonstige Nebenleistungen gewährt. Diese Werte sind in dem ausgewiesenen Fixum enthalten.

Vergütungen der Vorstandsmitglieder oder Angestellten der HVB AG für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Im Rahmen der Versorgungszusagen für die Vorstandsmitglieder wurden im Geschäftsjahr 2006 den Pensionsrückstellungen 560000,– € zugeführt; davon beliefen sich die in einem Fonds investierten Mittel der Deferred Compensation im Geschäftsjahr 2006 auf 463000,– €.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden nach § 285 HGB per 31. Dezember 2006 Pensionsrückstellungen in der HVB AG in Höhe von 92 Mio €. Gemäß IFRS beträgt der Pensionsrückstellungswert für pensionierte Vorstandsmitglieder 124 Mio €.

Mitglieder des Aufsichtsrats erhielten in 2006 keine Bezüge für persönlich erbrachte Leistungen.

An die Mitglieder des Aufsichtsrat wurden im Jahr 2006 Aufwandsentschädigungen in Höhe von insgesamt 86978,73 € gezahlt.

Vergütung der Aufsichtsratsmitglieder

Für das Geschäftsjahr 2006 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

in €	FESTE VERGÜTUNG	VARIABLE VERGÜTUNG	VERGÜTUNG FÜR AUSSCHUSSTÄTIGKEIT	INSGESAMT (OHNE UMSATZSTEUER)	
Alessandro Profumo, Vorsitzender	50000,00	22400,00	20000,00	92400,00	(63155,40)[6]
Peter König[1], stellv. Vorsitzender	37500,00	16800,00	16328,77	70628,77	
Dr. Lothar Meyer, stellv. Vorsitzender	37500,00	16800,00	40000,00	94300,00	
Aldo Bulgarelli	25000,00	11200,00		36200,00	(24742,70)[6]
Beate Dura-Kempf[2]	20410,96	9144,11		29555,07	
Sergio Ermotti[3]	9041,10	4050,41		13091,51	(8948,05)[6]
Paolo Fiorentino	25000,00	11200,00		36200,00	(24742,70)[6]
Dario Frigerio	25000,00	11200,00		36200,00	(24742,70)[6]
Klaus Grünewald	25000,00	11200,00		36200,00	
Anton Hofer	25000,00	11200,00	20000,00	56200,00	
Friedrich Koch	25000,00	11200,00		36200,00	
Hanns-Peter Kreuser	25000,00	11200,00		36200,00	
Ranieri de Marchis	25000,00	11200,00	20000,00	56200,00	(38412,70)[6]
Herbert Munker[4]	4589,04	2055,89	3671,23	10316,16	
Roberto Nicastro	25000,00	11200,00		36200,00	(24742,70)[6]
Vittorio Ogliengo	25000,00	11200,00		36200,00	(24742,70)[6]
Carlo Salvatori[5]	15958,90	7149,59		23108,49	(15794,65)[6]
Professor Dr. Dr. h. c. Hans-Werner Sinn	25000,00	11200,00		36200,00	
Maria-Magdalena Stadler	25000,00	11200,00		36200,00	
Ursula Titze	25000,00	11200,00		36200,00	
Jens-Uwe Wächter	25000,00	11200,00		36200,00	
Helmut Wunder	25000,00	11200,00		36200,00	
Summe	**550000,00**	**246400,00**	**120000,00**	**916400,00**	**800624,30[6]**

1 Mitglied des Prüfungsausschusses seit 9.3.2006
2 Mitglied seit 9.3.2006
3 Mitglied seit 22.8.2006
4 Mitglied bis 8.3.2006
5 Mitglied bis 21.8.2006
6 nach Abzug von 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtsrats- und Vorstandsmitglieder sowie an die erste operative Führungsebene wie folgt dar:

in Mio €	2006	2005
Mitglieder des Vorstands der HVB AG	5	1
Mitglieder des Aufsichtsrats der HVB AG	1	1
Bereichsvorstände	2	7

Alle Kredite an Mitglieder des Vorstands, des Aufsichtsrats und an die Bereichsvorstände werden zu marktüblichen Konditionen verzinst.

Director's Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15a Wertpapierhandelsgesetz (WpHG) sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahrs den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2006 sind der HVB AG folgende Geschäfte mitgeteilt worden:

NAME, FUNKTION	TRANS-AKTIONSART	BEZEICHNUNG DES WERTPAPIERS	WERTPAPIER-KENN-NUMMER/ ISIN-NUMMER	DATUM DES GESCHÄFTS-ABSCHLUSSES	STÜCK-ZAHL	PREIS JE STÜCK in €	GESCHÄFTS-VOLUMEN in €
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE 0008022005	14. 9. 2006	500	33,50	16750,00

Sämtliche Geschäfte sind auf der Internetseite der HVB unter www.hvb.com/dealings unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Die Mitglieder des Vorstands hielten am 31. Dezember 2006 keine Aktien der HVB AG. Die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2006 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

80 Honorierung des Abschlussprüfers

Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, von 14 Mio € für Tätigkeiten bei der HVB Group gesamt setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2006
Honorar für Abschlussprüfung	9
sonstige Bestätigungs- und Bewertungsleistungen	1
Steuerberatungsleistungen	1
sonstige Leistungen	3

81 Mitarbeiterinnen und Mitarbeiter

DURCHSCHNITTLICHER PERSONALSTAND	2006	2005
Mitarbeiter (ohne Auszubildende)	24848	26281
Vollzeitbeschäftigte	19712	21038
Teilzeitbeschäftigte	5136	5243
Auszubildende	1244	1174
Aufgegebene Geschäftsbereiche	24012	31408

82 Geschäftsstellen

Geschäftsstellen nach Regionen:

	1. 1. 2006 HVB GROUP GESAMT	ZUGÄNGE	ABGÄNGE		VERÄNDERUNGEN DES KONSOLIDIERUNGSKREISES	31. 12. 2006 HVB GROUP GESAMT	31. 12. 2006 AUFGEGEBENE GESCHÄFTSBEREICHE	31. 12. 2006 HVB GROUP NEU
		NEU-ERÖFFNUNGEN	SCHLIESSUNGEN	ZUSAMMEN-LEGUNGEN				
Deutschland								
Baden-Württemberg	25	1				26		26
Bayern	394	1		1	36	430		430
Berlin	8				3	11		11
Brandenburg	8					8		8
Bremen	8					8		8
Hamburg	35		1		1	35		35
Hessen	16	1			1	18	1	17
Mecklenburg-Vorpommern	8					8		8
Niedersachsen	27					27		27
Nordrhein-Westfalen	21				1	22		22
Rheinland-Pfalz	22					22		22
Saarland	9					9		9
Sachsen	10				4	14		14
Sachsen-Anhalt	11	1				12		12
Schleswig-Holstein	73			1		72		72
Thüringen	9				1	10		10
Zwischensumme	**684**	**4**	**1**	**2**	**47**	**732**	**1**	**731**
Übrige Regionen								
Österreich	401	2		17	6	392	383	9
Übriges Westeuropa	15	2			6	23	4	19
Zentral- und Osteuropa	1 185	81	20		– 542	704	700	4
Afrika	2		1			1		1
Amerika	14		1		– 1	12	1	11
Asien	15	1	3			13		13
Australien	0					0		0
Zwischensumme	**1 632**	**86**	**25**	**17**	**– 531**	**1 145**	**1 088**	**57**
Insgesamt	**2 316**	**90**	**26**	**19**	**– 484**	**1 877**	**1 089**	**788**

Sonstige Angaben Fortsetzung

83 Mitglieder des Aufsichtsrats und des Vorstands

Aufsichtsrat

Alessandro Profumo
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf
seit 9. 3. 2006

Sergio Ermotti
seit 22. 8. 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley
seit 1. 1. 2007

Anton Hofer
bis 31. 12. 2006

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
bis 8. 3. 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
bis 21. 8. 2005

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
bis 31. 8. 2006

Willibald Cernko
seit 23. 2. 2006

Jan-Christian Dreesen
bis 9. 2. 2006

Rolf Friedhofen

Heinz Laber

Dr. Stefan Schmittmann
(bis 11. 9. 2006 stellv.)

Ronald Seilheimer

Matthias Sohler

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese

Andreas Wölfer

München, den 20. März 2007

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

Der Vorstand

Cernko Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2006 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie die Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 20. März 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer



gang Tillmans, La Dancing, 1995, Sammlung HypoVereinsbank © Courtesy Galerie Daniel Buchholz, Köln

Gremien und Governance

Aufsichtsrat, Treuhänder und Vorstand

AUFSICHTSRAT

Alessandro Profumo
Chief Executive Officer
der UniCredito Italiano S.p.A., Mailand,
Vorsitzender

Peter König
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Haar-Salmdorf,
stellv. Vorsitzender

Dr. Lothar Meyer
Vorsitzender des Vorstands der
ERGO Versicherungsgruppe AG, Bergisch Gladbach,
stellv. Vorsitzender

Aldo Bulgarelli
Rechtsanwalt,
Verona

Beate Dura-Kempf
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf,
seit 9. 3. 2006

Sergio Ermotti
Head of Markets & Investment Banking,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Collina d'Oro,
seit 22. 8. 2006

Paolo Fiorentino
Head of Global Banking Services Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Dario Frigerio
Head of Private Banking and Asset Management
Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Klaus Grünewald
Fachbereichsleiter FB1, Landesbezirk Bayern der
Vereinten Dienstleistungsgewerkschaft e.V.,
Gröbenzell

Günter Guderley
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Goldbach,
seit 1. 1. 2007

Anton Hofer
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg,
bis 31. 12. 2006

Friedrich Koch
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, München

Ranieri de Marchis
Chief Financial Officer,
Mitglied des Management Committee der
UniCredito Italiano S.p.A.,
Mailand

Herbert Munker
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Leinburg,
bis 8. 3. 2006

Roberto Nicastro
Head of Retail Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Vittorio Ogliengo
Head of Corporate Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Parma

Carlo Salvatori
Bis 11. 1. 2006 Vorsitzender
und bis 2. 8. 2006 Mitglied des Board of Directors
der UniCredito Italiano S.p.A.,
seit 30. 6. 2006 Managing Director of Unipol
Assicurazioni, Parma,
bis 21. 8. 2006

Prof. Dr. Dr. h. c. Hans-Werner Sinn
Präsident des ifo-Instituts für Wirtschaftsforschung,
Gauting

Maria-Magdalena Stadler
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Himmelpforten

Helmut Wunder
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

Ausschüsse des Aufsichtsrats[1]

Präsidium
Alessandro Profumo,
Peter König,
Dr. Lothar Meyer

Prüfungsausschuss
Dr. Lothar Meyer, Vorsitzender,
Günter Guderley, seit 1. 1. 2007,
Anton Hofer, bis 31. 12. 2006,
Peter König, seit 9. 3. 2006,
Ranieri de Marchis,
Herbert Munker, bis 8. 3. 2006,
Alessandro Profumo

Vermittlungsausschuss
Alessandro Profumo,
Peter König,
Dr. Lothar Meyer,
Ursula Titze

1 Siehe auch Erläuterungen im Bericht des Aufsichtsrats

TREUHANDER

Treuhänder für das Pfandbriefgeschäft
gemäß § 7 Pfandbriefgesetz

Dr. Otto Beierl
Ministerialdirektor im Bayerischen
Staatsministerium der Finanzen, München,
bis 31.12.2006

Dieter Knauer
Ltd. Ministerialrat im Bayerischen
Staatsministerium der Finanzen, München,
seit 1.1.2007

stellvertretend

Dr. Michael Bauer
Ministerialdirigent im Bayerischen
Staatsministerium der Finanzen, München,
bis 31.12.2006

Ulrich Exler
Präsident des Bayerischen Landesamts für Steuern,
Ministerialdirigent a. D., München

Dr. Ulrich Klein
Ltd. Ministerialrat im Bayerischen
Staatsministerium der Finanzen, München,
seit 1.1.2007

VORSTAND

Johann Berger
Jahrgang 1960
Division Firmen- und Kommerzielle
Immobilienkunden,
Österreich & Zentral- und Osteuropa,
bis 31.8.2006

Willibald Cernko
Jahrgang 1956
Division Privat- und Geschäftskunden,
seit 23.2.2006

Jan-Christian Dreesen
Jahrgang 1967
Division Privat- und Geschäftskunden,
bis 9.2.2006

Rolf Friedhofen
Jahrgang 1958
Chief Financial Officer (CFO)

Heinz Laber
Jahrgang 1953
Human Resources Management

Dr. Stefan Schmittmann
(bis 11.9.2006 stellv.)
Jahrgang 1956
Division Firmen- und Kommerzielle
Immobilienkunden

Ronald Seilheimer
Jahrgang 1959
Division Markets & Investment Banking

Matthias Sohler
Jahrgang 1969
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Jahrgang 1945
Sprecher des Vorstands,
Division Österreich & Zentral- und Osteuropa[1]

Andrea Umberto Varese
Jahrgang 1964
Chief Risk Officer (CRO)

Andreas Wölfer
Jahrgang 1961
Division Wealth Management

1 Vom 12.9.2006 bis 9.1.2007

Bericht des Aufsichtsrats

Vor dem Hintergrund eines sich verbessernden wirtschaftlichen Umfelds in Deutschland und einer nachhaltigen Steigerung der Ertragskraft des Unternehmens war die Aufsichtsratsarbeit des Jahres 2006 im Wesentlichen von der Integration der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB) in die UniCredit Gruppe geprägt. Dies galt sowohl für die internen Strukturen, die an die divisionale Organisationsstruktur der UniCredit angepasst wurden, als auch für die Positionierung der HVB innerhalb der Gruppe mit Fokus auf den deutschen Markt und das Investment Banking. Die vorgesehenen Integrationsschritte konnten planmäßig und unter Beachtung des durch das deutsche Recht vorgegebenen Rahmens umgesetzt werden. Die Ankündigung der UniCredit vom 23. Januar 2007, sowohl bei der HVB als auch der Bank Austria Creditanstalt ein Squeeze-Out-Verfahren einzuleiten, ist ein weiterer konsequenter Schritt im Rahmen des Integrationsprozesses zur ersten wahrhaft europäischen Bankengruppe.

Schwerpunkt der Beratungen im Aufsichtsratsplenum

Das Aufsichtsratsplenum ist im vergangenen Jahr zu acht Sitzungen zusammengekommen, wobei eine Sitzung außerplanmäßig war. Darüber hinaus wurden 37 Beschlüsse im schriftlichen Verfahren gefasst, von denen 33 Beschlüsse Zustimmungen zu Kreditgeschäften mit Unternehmen gemäß Art. 136 Testo Unico Bancario (TUB) betrafen, einer im Kern mit § 15 KWG (»Organkredite«) vergleichbaren bankaufsichtsrechtlichen Regelung, die im Wesentlichen die Verhinderung missbräuchlicher Sonderbegünstigungen von Mandatsträgern zum Ziel hat. Der Beginn des Jahres 2006 war zunächst noch von den Ereignissen am Ende des Jahres 2005 geprägt. In einer außerplanmäßigen Sitzung, die auf Verlangen zweier Aufsichtsratsmitglieder einberufen worden war, ließ sich der Aufsichtsrat über die Gründe berichten, die Herrn Dr. Michael Kemmer veranlasst hatten, von der Change-of-Control-Klausel seines Dienstvertrags Gebrauch zu machen und am 22. Dezember 2005 aus dem Vorstand auszuscheiden. Im Wege einer schriftlichen Beschlussfassung wurde das Präsidium des Aufsichtsrats ermächtigt, zur Prüfung der Rechtsfolgen der Ausübung der Change-of-Control-Klausel einen externen juristischen Berater mit der Erstellung eines Gutachtens zu beauftragen. Außerdem hat der Aufsichtsrat im schriftlichen Verfahren beschlossen, gegen das Urteil des Landgerichts München vom 22. Dezember 2005, das einer Anfechtungsklage von Aktionären gegen die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2004 stattgegeben hatte, keine Berufung einzulegen, sondern statt dessen der Hauptversammlung am 23. Mai 2006 bei einer Überarbeitung des Aufsichtsratsberichts für das Jahr 2004 die Entlastung des Aufsichtsrats für das Geschäftsjahr 2004 nochmals zur Beschlussfassung vorzulegen. Wie bereits im Aufsichtsratsbericht des vergangenen Jahres ausführlich dargelegt, hat das Gericht den Bericht des Jahres 2004 deswegen beanstandet, weil dieser keine Ausführungen darüber enthielt, dass die Anfechtungsklage betreffend die Blockwahl der Aufsichtsratsmitglieder in der Hauptversammlung am 14. Mai 2003 durch Rücknahme der Berufung seitens der Bank im Juli 2004 rechtskräftig zu Gunsten der Anfechtungskläger abgeschlossen worden ist.

Vor dem Hintergrund der Integration der HVB in die UniCredit Gruppe ließ sich der Aufsichtsrat im Verlauf des Jahres in vier Sitzungen anhand entsprechender Vorlagen vom Vorstand über die Strategie und Geschäftsentwicklung des Unternehmens berichten. Gegenstand eingehender Beratungen waren dabei auch die Jahresplanung 2006, die 3-Jahres-Planung auf der Basis der neuen Divisionalisierung des operativen Geschäfts sowie gegen Ende des Jahres ein erster Zwischenbericht über die vorgesehene Planung für das Jahr 2007. Das besondere Interesse des Aufsichtsrats galt im Jahr 2006 aber der Umsetzung der einzelnen Schritte zur Integration der HVB in die UniCredit Gruppe. Im Februar wurden dem Aufsichtsrat zunächst die wichtigsten Integrationsprogramme vorgestellt, insbesondere die Anpassung an die divisionale Organisationsstruktur der UniCredit mit dem Ziel, die Steuerung der Gruppe zu verbessern und damit die Grundlage für ein nachhaltiges Ertragswachstum aller Unternehmen der Gruppe zu schaffen. Anhand von Kurzberichten der zuständigen Vorstandsmitglieder verschaffte sich der Aufsichtsrat in der Juli-Sitzung einen Überblick über den Stand der Divisionalisierung, die kurz darauf abgeschlossen werden konnte.

Ein weiterer Schritt auf dem Weg zur Neuausrichtung der einzelnen Konzerneinheiten der UniCredit Gruppe erfolgte mit der Zustimmung des Aufsichtsrats zu dem neuen Bank-der-Regionen-Vertrag insbesondere mit der Bank Austria Creditanstalt (BA-CA). Die Grundlage dieses neuen Vertrages, nach dem die BA-CA Subholding der UniCredit für Österreich und Mittel- und Osteuropa wird, war bereits im Business Combination Agreement vom 12. Juli 2005 zwischen der HVB und der UniCredit gelegt worden. In der Juli-Sitzung hat sich der Aufsichtsrat sodann mit einer ersten bedeutenden Veränderung im Beteiligungsbereich befasst. Im Business Combination Agreement war bereits als Strukturmaßnahme eine Entscheidung darüber angekündigt worden, ob die Asset Management Gesellschaften der HVB in Zukunft unmittelbar von der Pioneer Global Asset Management S.p.A., einer Tochtergesellschaft der UniCredit, gehalten werden sollen. Nachdem eine Überprüfung ergeben hat, dass durch die vorgesehene Bündelung der Asset Management Aktivitäten hohe Synergiepotenziale für die Gruppe erzielt werden können und für die HVB ein attraktiver Verkaufspreis erreicht werden kann, hat der Aufsichtsrat in der genannten Sitzung dem Verkauf der drei Activest Investmentgesellschaften in Deutschland, Luxemburg und in der Schweiz an Pioneer auf der Grundlage von Bewertungsgutachten einer Wirtschaftsprüfungsgesellschaft zugestimmt.

Ein weiterer wesentlicher Schritt zur Integration der HVB und BA-CA in die UniCredit Gruppe war schließlich die Zustimmung des Aufsichtsrats zur Übertragung der BA-CA an die UniCredit und Neuordnung der HVB-Beteiligungen in Zentral- und Osteuropa (Übertragung der HVB Bank Ukraine an die UniCredit, Übertragung der Anteile an der International Moscow Bank und Übertragung der HVB Bank Latvia an die BA-CA sowie Übertragung der HVB Niederlassungen Vilnius und Tallinn an die HVB Bank Latvia). In der Aufsichtsratssitzung am 11. September 2006 hat der Vorstand dem Aufsichtsrat die wesentlichen Punkte der zugrundeliegenden sechs Kauf- und Übertragungsverträge, die dann der außerordentlichen Hauptversammlung am 25. Oktober 2006 zur Beschlussfassung vorgelegt wurden, erläutert. Dem Aufsichtsrat lagen hierzu die Verträge sowie sämtliche Vorstandsberichte zu den Transaktionen mit den Bewertungsgutachten vor. In der Sitzung legte der Vorstand dem Aufsichtsrat zunächst die Hintergründe der Transaktionen dar, die auf eine Vereinfachung der Konzernstruktur der UniCredit Gruppe mit klarer Verantwortung und Ausrichtung der einzelnen Konzerneinheiten auf ihre jeweiligen Kernmärkte abzielen. Für die HVB bedeutet dies im Zuge einer konzerninternen Spezialisierung die Fokussierung auf das Deutschlandgeschäft und das Investment Banking, für das die HVB Kompetenzzentrum der gesamten UniCredit Gruppe werden soll.

Daneben ist unverändert das gruppenweite Firmenkundengeschäft in München angesiedelt. Von der vom Vorstand mandatierten Wirtschaftsprüfungsgesellschaft ließ sich der Aufsichtsrat in der Sitzung die Bewertungen zu den einzelnen Transaktionen erläutern und die Methoden zur Bewertung eingehend darlegen. Der Aufsichtsrat konnte sich hierbei davon überzeugen, dass die Bewertungen unter Beachtung der in Theorie, Praxis und Rechtsprechung anerkannten Grundsätze durchgeführt wurden. Außerdem lag dem Aufsichtsrat eine Fairness Opinion einer Investmentbank vor, die bestätigt, dass die Bewertungen fair sind. Der Aufsichtsrat ließ sich außerdem in der Sitzung von dem Chefsyndikus der HVB die rechtliche Zulässigkeit der Transaktionen mit Blick auf mögliche Nachteile im Sinne des Konzernrechts darlegen und sich vom Vorstand über die Einschätzung einer Investmentbank über die strategischen Investitionsmöglichkeiten in den nächsten Jahren berichten. Nachdem im Rahmen der Diskussion alle Argumente eingehend erörtert waren, ließ sich der Aufsichtsrat von einem zusätzlich als juristischer Berater hinzugezogenen Rechtsanwalt einer renommierten Kanzlei darlegen, dass auf der vorgelegten Informationsbasis den Transaktionen aus rechtlicher Sicht zugestimmt werden kann. Wie in dieser Aufsichtsratssitzung schon angekündigt worden war, hat der Board of Directors der UniCredit am 12. September 2006 auf dem Beschlussweg bestätigt, dass die HVB die aus der Veräußerung der Beteiligungen vereinnahmten Gewinne zur Weiterentwicklung des inländischen Geschäfts durch organisches Wachstum oder Akquisitionen verwenden kann, die HVB zum Kompetenzzentrum für des Investment Banking der UniCredit Gruppe weiterentwickelt werden soll – wobei die HVB die Investment Banking-Aktivitäten mindestens für die nächsten sieben Jahre bündeln soll – und Beschlüsse zur Aufspaltung der HVB in getrennte Rechtspersonen während der (fünfjährigen) Laufzeit des von der UniCredit und der HVB am 12. Juni 2005 unterzeichneten Business Combination Agreement einer Mehrheit von vier Fünfteln der Mitglieder des HVB-Aufsichtsrats bedürfen. Auch auf der Grundlage dieser Beschlüsse und in Ansehung der vorgenannten Argumente hat der Aufsichtsrat der HVB den Transaktionen am Abend des 12. September 2006 im schriftlichen Verfahren zugestimmt.

Bericht des Aufsichtsrats Fortsetzung

Im Zuge der Integration in die UniCredit Gruppe wurden dem Aufsichtsrat außerdem vom Vorstand die Group Managerial Golden Rules, die auf Grund aufsichtsrechtlicher Vorschriften der Banca d'Italia konzernweit zu beachten sind, sowie die Integrity Charter, die verpflichtende Verhaltensnormen für alle Mitarbeiter enthält, vorgestellt. Ferner ließ sich der Aufsichtsrat gegen Ende des Jahres einen Bericht über die Umstrukturierung der Division Markets & Investment Banking vorlegen, durch den sich der Aufsichtsrat einen Überblick über das Geschäftsmodell sowie die einzelnen Phasen der Umsetzung verschaffen konnte.

Im Verlauf des Jahres 2006 ließ sich der Aufsichtsrat ferner über den weiteren Abbau des Ende 2004 gebildeten Segments »Real Estate Restructuring« (RER) berichten, in dem Sanierungsbestände des Immobilienfinanzierungsgeschäfts in einem Volumen von 15,4 Mrd € gebündelt worden waren. Durch Verkäufe und eigene Abbauleistungen konnte das Portfolio einschließlich des Kreditportfolios »Aphrodite«, das Gegenstand der Beschlussfassungen der Hauptversammlung am 23. Mai 2006 war, um mehr als 10,4 Mrd € reduziert werden. Gegenstand der Beratungen war auch die Bildung eines neuen Portfolios von nicht strategischen Forderungen in Höhe von 20,5 Mrd €, das wegen fehlender Cross Selling-Möglichkeiten vordringlich abgebaut werden soll. Außerdem wurde der Aufsichtsrat vom Vorstand über den Verkauf eines Portfolios aus nicht strategischem Immobilienbesitz informiert, der gleichfalls im Kontext der Strategie der Bank steht, sich von Geschäftsfeldern zu trennen, die nicht zu ihren Kernkompetenzen gehören.

Der Aufsichtsrat ließ sich außerdem vom Chief Risk Officer (CRO) einen umfassenden Risikobericht vorlegen und sich nochmals gegen Ende des Jahres über die Risikostrategie, Risikosituation und Risikoentwicklung unter besonderer Berücksichtigung einzelner Branchen berichten. Anhand der Berichte und vorgelegten Unterlagen konnte sich der Aufsichtsrat einen umfassenden Überblick über die Entwicklung des Kreditrisikos, Marktrisikos und der operationellen Risiken sowie der Risikovorsorge verschaffen.

Weiterer Gegenstand der Beratungen waren die Nachfolgeplanung und Personalentwicklung. Schließlich hat sich der Aufsichtsrat mit Veränderungen und Maßnahmen im Beteiligungsbereich – hier insbesondere mit der Auslagerung der Abwicklung des Zahlungsverkehrs – befasst sowie in mehreren Sitzungen mit den verschiedenen, von Aktionären der Bank erhobenen, Anfechtungs-, Nichtigkeits- und Auskunftsklagen im Zusammenhang mit der Hauptversammlung am 23. Mai und der außerordentlichen Hauptversammlung am 25. Oktober 2006.

In Einzelfällen hat der Aufsichtsrat ergänzende schriftliche und mündliche Informationen erbeten, die seitens des Vorstands entsprechend erfüllt wurden. Angesichts der Informationsdichte und Häufigkeit der Sitzungen hat der Aufsichtsrat allerdings keine Veranlassung gesehen, über die zur Verfügung gestellten Unterlagen hinaus zusätzlich Bücher und Schriften der Gesellschaft einzusehen. In insgesamt 37 Fällen hat der Aufsichtsrat seine Zustimmung zu zustimmungspflichtigen Geschäften erteilt, wobei 33 Vorgänge Zustimmungen zu Transaktionen gemäß Art. 136 TUB betrafen.

Corporate Governance

Auch im Jahr 2006 hat sich der Aufsichtsrat intensiv mit Corporate-Governance-Themen befasst. Die Geschäftsordnung wurde geändert, nachdem Ende 2005 die Aufgaben des bisherigen Ausschusses für Strategie und Geschäftsentwicklung sowie des Risikoausschusses auf das Plenum und den Prüfungsausschuss übertragen worden waren. Außerdem wurde die Geschäftsordnung an einige Neuregelungen des deutschen Corporate-Governance-Kodex angepasst. Zur Durchführung der jährlichen Effizienzprüfung hat der Vorsitzende des Aufsichtsrats an die Aufsichtsratsmitglieder einen Fragebogen versandt, dessen Ergebnisse in der folgenden Aufsichtsratssitzung ausführlich erörtert wurden. Ein Ergebnis der Befragung war, dass nach Einschätzung des Aufsichtsrats diesem eine ausreichende Anzahl unabhängiger Mitglieder im Sinne von Ziffer 5.4.2 des Deutschen Corporate-Governance-Kodex angehören. Der Aufsichtsrat hat sich auch mit möglichen Interessenkonflikten befasst. So haben bei der Beschlussfassung über die Zustimmung des Aufsichtsrats zum konzerninternen Verkauf von drei Activest-Gesellschaften an die Pioneer Global Asset Management S.p.A. zwei Aufsichtsratsmitglieder auf Grund ihrer Mandate bei Pioneer und UniCredit nicht teilgenommen. Ebenfalls wurde bei den Beschlussfassungen zum Verkauf und der Übertragung des Geschäfts der HVB in Österreich, im östlichen Zentraleuropa und in Osteuropa an die UniCredit bzw. deren Tochtergesellschaften die Frage möglicher Interessenkonflikte im Aufsichtsrat erörtert. Ungeachtet der Tatsache, dass alle Transaktionen zu Marktbedingungen erfolgen, wurde möglichen Interessenkollisionen durch entsprechendes Abstimmungsverhalten Rechnung getragen.

In Übereinstimmung mit dem Corporate-Governance-Kodex hat der Aufsichtsrat die Struktur des Vergütungssystems für den Vorstand beraten und überprüft. In Anpassung an die Vergütungsstruktur der UniCredit haben sich Änderungen beim jährlichen Bonus ergeben. Weitere Einzelheiten hierzu sind im Vergütungsbericht dargelegt.

Außerdem hat der Aufsichtsrat Ende des Jahres die Entsprechenserklärung nach § 161 AktG verabschiedet, wobei im Jahr 2006 vier Kodex-Empfehlungen nicht und einer anderen nur teilweise gefolgt wurde. Nähere Ausführungen enthält der gemeinsame Corporate-Governance-Bericht von Vorstand und Aufsichtsrat (siehe das Kapitel »Corporate-Governance-Bericht mit Vergütungsbericht« dieses Geschäftsberichts).

Von wenigen krankheitsbedingten Abwesenheiten oder Terminüberschneidungen abgesehen, haben an den Plenumssitzungen in der Regel alle Aufsichtsratsmitglieder teilgenommen; kein Mitglied des Aufsichtsrats hat im Geschäftsjahr 2006 an weniger als der Hälfte der Sitzungen des Aufsichtsrats teilgenommen.

Tätigkeitsschwerpunkte der Ausschüsse

Der Aufsichtsrat hat drei Ausschüsse eingerichtet, welche die Arbeit des Aufsichtsratsplenums unterstützen. Die Aufgaben der Ausschüsse sind im Corporate-Governance-Bericht beschrieben, ihre Zusammensetzung ist in der Aufstellung »Aufsichtsrat« in diesem Geschäftsbericht dargestellt.

Präsidium des Aufsichtsrats

Das Präsidium des Aufsichtsrats ist im vergangenen Jahr zu drei Sitzungen zusammengekommen. Darüber hinaus wurde ein Beschluss im Wege telefonischer Abstimmung gefasst; zwei Beschlussfassungen erfolgten im schriftlichen Verfahren. Behandelt wurden insbesondere Vorstandspersonalien. Gegenstand der Beratungen war auch die Vorstandsvergütung, wobei die Bezüge und die Ziele für 2006 im Einzelnen festgelegt wurden. Wiederholt hat sich das Präsidium über den Stand der Verhandlungen mit Frau Novakovic und den Herren Dr. Jentzsch und Dr. Kemmer, die im Zuge der Übernahme durch die UniCredit Ende 2005 von der Change-of-Control-Klausel ihrer Dienstverträge Gebrauch gemacht hatten, berichten lassen. Auf der Grundlage von Rechtsgutachten von zwei externen juristischen Beratern hat das Präsidium nach intensiver Beratung den Vereinbarungen mit den drei ehemaligen Vorstandsmitgliedern zugestimmt. Außerdem hat das Präsidium seine Zustimmung zur Übernahme von Aufsichtsratsmandaten der Vorstandsmitglieder erteilt und sich im Umlaufverfahren mit zustimmungspflichtigen Krediten befasst.

Prüfungsausschuss

Der Prüfungsausschuss ist im vergangenen Jahr zu vier Sitzungen zusammengekommen. Vorsitzender des Ausschusses ist Herr Dr. Lothar Meyer, Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG. Der Prüfungsausschuss befasste sich insbesondere mit der Vorprüfung des Jahres- und Konzernabschlusses, des Berichtes über die Beziehungen zu verbundenen Unternehmen sowie der Erörterung der Zwischenberichte.

Zur Vorbereitung der Wahl des Abschlussprüfers durch die Hauptversammlung hat der Ausschuss die Unabhängigkeit des zur Wahl vorgeschlagenen Abschlussprüfers geprüft; er ließ sich hierzu von dem Abschlussprüfer eine detaillierte Erklärung zu Sachverhalten, welche die Unabhängigkeit beeinträchtigen können, vorlegen. Der Prüfungsausschuss ist danach zu dem Ergebnis gekommen, dass die dargestellten Sachverhalte die Unabhängigkeit des Abschlussprüfers nicht beeinträchtigen. Nach der Wahl hat sich der Ausschuss den Prüfungsplan erläutern lassen sowie dem Abschlussprüfer den Prüfungsauftrag unter Festlegung der Prüfungsschwerpunkte und des Honorars erteilt. Außerdem hat der Ausschuss Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festgelegt und ließ sich im Verlauf des Jahres nochmals über den Stand der gezahlten und voraussichtlich noch zu erwartenden Honorare berichten.

Bericht des Aufsichtsrats Fortsetzung

Gegenstand der Erörterung im Prüfungsausschuss waren ferner Berichte der internen Revision über die Revisionsergebnisse des ersten Halbjahres und des dritten Quartals des Jahres 2006. Ausführlich beraten wurde außerdem der Bericht des Abschlussprüfers über die jährliche Depotprüfung, der keine berichtenswerten Beanstandungen ergab. Nachdem seit Beginn des Jahres 2006 die Aufgaben des bisherigen Risikoausschusses auf den Prüfungsausschuss übertragen worden sind, ließ sich der Ausschuss in jeder Sitzung von dem Chief Risk Officer (CRO) einen umfassenden Portfoliobericht vorlegen, und sich anhand der Unterlagen die Entwicklung des Kreditrisikos, Marktrisikos sowie der operationellen Risiken erläutern.

In Übereinstimmung mit den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute wurde dem Ausschuss in jeder Sitzung der MaRisk-Bericht vorgelegt; außerdem hat sich der Ausschuss die Kreditrisikostrategie sehr eingehend erläutern lassen. Ferner konnte sich der Ausschuss anhand eines entsprechenden Berichts von der zufriedenstellenden Liquiditäts- und Fundingsituation überzeugen. Auf Grund der Berichte und der hierzu vorgelegten Unterlagen ist der Ausschuss der Ansicht, dass die Risiken frühzeitig und umfassend erfasst und angemessen gesteuert werden.

Vermittlungsausschuss
Der gesetzlich vorgeschriebene Vermittlungsausschuss brauchte auch im vergangenen Jahr nicht zusammenzutreten.

Die jeweiligen Vorsitzenden der Ausschüsse haben in den Sitzungen des Aufsichtsratsplenums ausführlich sowohl über die Gegenstände als auch über die Ergebnisse der Beratungen und die Beschlussfassungen in den Ausschüssen berichtet. Außerdem wurden die Mitglieder des Aufsichtsrats in der Zeit zwischen den Sitzungen vom Vorstand schriftlich über besondere Vorgänge informiert. Der Vorsitzende des Aufsichtsrats traf sich regelmäßig mit dem Vorstandssprecher zu Beratungen über wesentliche Entwicklungen und ließ sich laufend über die Entscheidungen des Vorstands und über aktuelle Ergebnisse informieren.

Prüfung und Billigung des Jahresabschlusses 2006
Der Jahresabschluss und der Lagebericht für die Bayerische Hypo- und Vereinsbank Aktiengesellschaft sowie der nach International Financial Reporting Standards (IFRS) aufgestellte Konzernabschluss und Konzernlagebericht für das Geschäftsjahr 2006 sind unter Einbeziehung der Buchführung von der KPMG geprüft und jeweils mit dem uneingeschränkten Bestätigungsvermerk versehen worden.

Der Abschlussprüfer hat im Rahmen seiner Prüfungspflichten gemäß § 317 Abs. 4 HGB auch die bei der Bank bestehenden Überwachungssysteme für die Früherkennung von Risiken geprüft. Der Abschlussprüfer kommt zu dem Ergebnis, dass die eingerichteten Überwachungssysteme grundsätzlich zur Steuerung, Erkennung und Überwachung der von der HVB Group eingegangenen Risiken geeignet sind und bestätigt, dass die Lageberichte für die AG und den Konzern die Risiken der künftigen Entwicklung zutreffend darstellen. An der Schlussbesprechung des Vorstands mit dem Abschlussprüfer hat der Vorsitzende des Prüfungsausschusses teilgenommen.

Die genannten Abschlussunterlagen mit dem Gewinnverwendungsvorschlag des Vorstands wurden zusammen mit dem Bericht des Abschlussprüfers dem Aufsichtsrat zugeleitet. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss intensiv mit diesen Unterlagen befasst. In der vorbereitenden Sitzung des Prüfungsausschusses sowie in der nachfolgenden Bilanzsitzung des Aufsichtsrats hat der Prüfungsleiter des Abschlussprüfers über die Ergebnisse der Prüfung berichtet und eingehend die Fragen der Aufsichtsratsmitglieder beantwortet. Außerdem hat der Vorstand die Abschlüsse in diesen Sitzungen ausführlich erläutert. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung von Jahres- und Konzernabschluss, Lage- und Konzernlagebericht sowie des Vorschlags für die Gewinnverwendung hat er festgestellt, dass Einwendungen nicht zu erheben sind. In seiner Sitzung vom 20. März 2007 hat der Aufsichtsrat deshalb den vom Vorstand aufgestellten Jahresabschluss gebilligt. Damit ist der Jahresabschluss festgestellt. Ebenso hat der Aufsichtsrat in dieser Sitzung den vom Vorstand aufgestellten Korzernabschluss gebilligt. Dem Vorschlag des Vorstands für die Verwendung des Bilanzgewinns stimmt der Aufsichtsrat zu.

Die UniCredito Italiano S.p.A. ist seit dem 17. November 2005 mehrheitlich am Grundkapital der HVB AG beteiligt. Der Vorstand hat demnach gemäß §312 AktG auch für das Geschäftsjahr 2006 einen Bericht über die Beziehung der Bayerischen Hypo- und Vereinsbank AG zu verbundenen Unternehmen erstellt. Der Bericht enthält folgende Schlusserklärung des Vorstands:
»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

Die KPMG hat diesen Bericht geprüft und mit folgendem Bestätigungsvermerk versehen:
»Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass
1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war oder Nachteile ausgeglichen worden sind,
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen.«

Der Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen und der diesbezügliche Prüfungsbericht der KPMG sind dem Aufsichtsrat ebenfalls zugeleitet worden. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss und anschließend der Aufsichtsrat in der Bilanzsitzung intensiv mit diesen Unterlagen befasst. Die KPMG hat an den Verhandlungen des Aufsichtsrats und der vorbereitenden Sitzung des Prüfungsausschusses teilgenommen und über die wesentlichen Ergebnisse ihrer Prüfung berichtet. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch die KPMG angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung des Berichts des Vorstands über die Beziehungen der Bayerischen Hypo- und Vereinsbank AG zu verbundenen Unternehmen im Geschäftsjahr 2006 gemäß § 312 AktG, bei der sich keine Beanstandungen ergeben haben, sind Einwendungen gegen die Schlusserklärung des Vorstands in diesem Bericht nicht zu erheben.

Weitere Erläuterungen gemäß §171 Abs. 2 Satz 2 AktG (§289 Abs. 4, §314 Abs. 4 HGB)

Das Grundkapital der HVB besteht aus 736 145 540 auf den Inhaber lautende Stammaktien und 14 553 600 auf den Namen lautende Vorzugsaktien ohne Stimmrecht. Die Vorzugsaktien, die einen Anteil von 1,9% des Grundkapitals ausmachen, resultieren aus dem Zusammenschluss mit der Bayerischen Staatsbank im Jahre 1971 und werden inzwischen ausschließlich von der UniCredit gehalten. Die Vorzugsaktien sind nicht an der Börse notiert und können nur mit Zustimmung der Gesellschaft übertragen werden. Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil sowie eine Dividende in derselben Höhe wie die Stammaktien.

Im Jahr 2005 hat die UniCredit ein Übernahmeangebot abgegeben, das von der weitaus überwiegenden Anzahl der Aktionäre angenommen worden ist. Infolge dieses Angebots ist die UniCredit seit dem 17. November 2005 mit 93,9% am Grundkapital der HVB beteiligt. Am 23. Januar 2007 hat die UniCredit mitgeteilt, dass sie inzwischen 95% des Grundkapitals der HVB hält und beabsichtigt, ein Squeeze-Out-Verfahren einzuleiten. Unter der Voraussetzung, dass diese Ankündigung umgesetzt wird, wird die UniCredit in absehbarer Zeit über 100% des Grundkapitals der HVB verfügen.

Die HVB verfügt über keine Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen. Soweit Mitarbeiter der HVB Aktien der HVB halten, bestehen keine besonderen Regelungen in Bezug auf die Ausübung ihrer Kontrollrechte. Alle Inhaber von stimmberechtigten Aktien können ihr Stimmrecht selbst ausüben oder durch einen Bevollmächtigten oder einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen.

Bericht des Aufsichtsrats Fortsetzung

Gemäß § 84 AktG werden die Mitglieder des Vorstands durch den Aufsichtsrat auf höchstens fünf Jahre bestellt. Der Aufsichtsrat ist berechtigt, die Bestellung zum Vorstandsmitglied aus wichtigem Grund zu widerrufen. Gemäß § 7 der Satzung der HVB besteht der Vorstand aus mindestens zwei Mitgliedern. Entsprechend der divisionalen Organisationsstruktur der HVB sind zurzeit neun Vorstandsmitglieder bestellt, wobei die Mandatslaufzeiten bei sieben Mitgliedern des Vorstands am 31. Dezember 2008 und bei den beiden weiteren Vorstandsmitgliedern am 22. Februar bzw. 31. März 2009 enden. Sämtliche Vorstandsverträge enthalten keine Change-of-Control-Klausel.

Nach § 179 AktG bedarf jede Satzungsänderung eines Beschlusses der Hauptversammlung. Eine Satzungsänderung wird gemäß § 181 Abs. 3 AktG erst mit Eintragung in das Handelsregister wirksam. Die von der Hauptversammlung am 23. Mai 2006 beschlossene Änderung von § 4 der Satzung ist angefochten worden und daher noch nicht in das Handelsregister eingetragen worden. Die Befugnis zu Satzungsänderungen, die nur die sprachliche Form, nicht jedoch deren Inhalt betreffen (Fassungsänderung), kann die Hauptversammlung auf den Aufsichtsrat übertragen. Gemäß § 21 Abs. 3 der Satzung der HVB ist diese Befugnis dem Aufsichtsrat eingeräumt worden. In der Regel macht der Aufsichtsrat von dieser Befugnis bei Kapitalerhöhungen aus dem genehmigten Kapital, die eine Änderung von § 5 der Satzung (Grundkapital) zur Folge haben, Gebrauch.

Das bis zur Verabschiedung dieses Aufsichtsratsberichts am 20. März 2007 noch in voller Höhe bestehende genehmigte Kapital von 990 Mio € ist von der Hauptversammlung im Jahr 2004 beschlossen worden und kann noch bis zum 29. April 2009 genutzt werden. Das genehmigte Kapital wurde am 18. Dezember 2006 im Handelsregister eingetragen und sieht insbesondere auch eine Ausnutzung durch Kapitalerhöhung gegen Sacheinlagen unter Ausschluss des Bezugsrechts der Aktionäre vor. Daneben steht ein bedingtes Kapital in Höhe von 375 Mio € zur Gewährung von Stammaktien der HVB an die Inhaber von Schuldverschreibungen oder Genussscheinen mit einem Options- oder Wandlungsrecht und/oder einer Wandlungspflicht zur Verfügung. Die von der Hauptversammlung im Jahr 2003 eingeräumte Ermächtigung des Vorstandes, bis zum 14. Mai 2008 entsprechende Schuldverschreibungen oder Genussscheine auszugeben, wurde bisher ebenfalls nicht genutzt. Gemäß § 71 Abs. 1 Nr. 7 AktG ist die Gesellschaft auf Grund des Beschlusses der Hauptversammlung vom 23. Mai 2006 ermächtigt, zum Zwecke des Wertpapierhandels eigene Aktien zu kaufen oder zu verkaufen. Von dieser Ermächtigung hat die Gesellschaft im Jahr 2006 wiederholt Gebrauch gemacht. Die hierfür erforderlichen Angaben finden sich im Anhang zum Jahresabschluss 2006 sowie in den Notes zum Konzernabschluss. Mit Eintragung eines Squeeze-Out im Handelsregister wird diese Ermächtigung gegenstandslos. Eine Ermächtigung, eigene Aktien gemäß § 71 Abs. 1 Nr. 8 AktG zu anderen Zwecken zu kaufen, um diese zum Beispiel einzuziehen, besteht zurzeit nicht.

In der HVB bestehen keine wesentlichen Vereinbarungen, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen.

Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots mit den Mitgliedern des Vorstands oder Arbeitnehmern bestehen nicht.

Personalien

In Folge der Übernahme der HVB durch die UniCredit wurden mit Wirkung vom 1. Januar 2006 neu zu Mitgliedern des Vorstands bestellt: Herr Jan-Christian Dreesen, Herr Rolf Friedhofen, Herr Heinz Laber, Herr Ronald Seilheimer, Herr Matthias Sohler, Herr Andrea Umberto Varese sowie Herr Andreas Wölfer. Herr Dr. Wolfgang Sprißler, der dem Vorstand bereits als Chief Financial Officer angehörte, wurde als Nachfolger von Herrn Dieter Rampl, der zum 31. Dezember 2005 aus dem Vorstand ausgeschieden ist, vom Vorstand im Einvernehmen mit dem Präsidium des Aufsichtsrats zum Sprecher des Vorstands gewählt. Außerdem wurde mit Wirkung zum 1. Januar 2006 Herr Dr. Stefan Schmittmann zum stellvertretenden Mitglied des Vorstands bestellt. Zum 9. Februar 2006 hat Herr Dreesen sein Mandat aus persönlichen Gründen einvernehmlich niedergelegt. Als dessen Nachfolger im Vorstand wurde Herr Willibald Cernko mit Wirkung zum 23. Februar 2006 zum Mitglied des Vorstands bestellt. Zum 31. August hat Herr Johann Berger sein Vorstandsmandat bei der HVB sowie sein Mandat als Mitglied des Management Committee der UniCredit niedergelegt, nachdem er mit der von ihm vorgeschlagenen Zusammenführung der gewerblichen Immobilienfinanzierung mit dem Firmenkundengeschäft zu einer Division seine Integrationsaufgabe als beendet angesehen hat. Herr Berger gehörte dem Vorstand seit dem 1. April 2005 an und hat sich große Verdienste insbesondere um den Abbau der in dem Segment Real Estate Restructuring gebündelten Sanierungsbestände des Immobilienfinanzierungsgeschäfts erworben. Der Aufsichtsrat dankt Herrn Berger für seine erfolgreiche Arbeit im Vorstand. Die Aufgaben von Herrn Berger im Vorstand wurden von Herrn Dr. Schmittmann übernommen, der mit Wirkung vom 12. September 2006 zum ordentlichen Vorstandsmitglied bestellt worden ist.

In der Hauptversammlung am 23. Mai 2006 sind die Herren Alessandro Profumo, Chief Executive Officer der UniCredit, Carlo Salvatori, ehemaliger Chairman des Board of Directors der UniCredit, Aldo Bulgarelli, Rechtsanwalt, Ranieri de Marchis, Chief Financial Officer der UniCredit, Paolo Fiorentino, Head of Global Banking Services der UniCredit, Dario Frigerio, Head of Private Banking and Asset Management der UniCredit, Roberto Nicastro, Head of Retail der UniCredit, und Vittorio Ogliengo, Head of Corporates der UniCredit für die Restlaufzeit der Mandate, das heißt bis zum Ablauf der ordentlichen Hauptversammlung des Jahres 2008, erneut zu Mitgliedern des Aufsichtsrats gewählt worden. Die genannten Herren waren zuvor im Zuge der Übernahme der HVB durch die UniCredit durch Beschluss des Registergerichts München vom 29. November 2005 zu Mitgliedern des Aufsichtsrats bestellt worden. In der Aufsichtsratssitzung am 23. Mai 2006 im Anschluss an die Hauptversammlung ist Herr Alessandro Profumo wieder zum Vorsitzenden des Aufsichtsrats gewählt worden.

Mit Wirkung vom 8. März 2006 haben Herr Herbert Munker und mit Wirkung vom 31. Dezember 2006 Herr Anton Hofer ihre Aufsichtsratsmandate niedergelegt. An ihrer Stelle sind Frau Beate Dura-Kempf und Herr Günter Guderley, die nach den Vorschriften des Mitbestimmungsgesetzes von den Arbeitnehmern der Bank zu Ersatzmitgliedern von Herrn Munker bzw. Herrn Hofer gewählt worden waren, Mitglieder des Aufsichtsrats geworden. Mit Wirkung zum 21. August 2006 hat Herr Carlo Salvatori den Rücktritt von seinem Aufsichtsratsmandat erklärt. An seiner Stelle ist durch Beschluss des Registergerichts München vom 22. August 2006 Herr Sergio Ermotti, Head of Markets & Investment Banking der UniCredit, zum Mitglied des Aufsichtsrats bestellt worden. Der Aufsichtrat dankt den aus dem Aufsichtsrat ausgeschiedenen Mitgliedern auch an dieser Stelle für ihre erfolgreiche Mitarbeit in diesem Gremium sehr herzlich. Mit persönlichem Engagement und großer beruflicher Erfahrung haben sie die Arbeit im Aufsichtsrat wesentlich bereichert.

Am 14. November 2006 ist Herr Rolf Heffner verstorben, der von 1975 bis 1984 dem Vorstand der Bayerischen Hypotheken- und Wechsel-Bank angehörte und anschließend bis 1993 Mitglied des Beirats der Bank war. Am 28. Dezember 2006 verstarb Herr Johann Rüth, der 1961 in den Vorstand der Bayerischen Staatsbank berufen wurde und nach dem Zusammenschluss mit der Bayerischen Vereinsbank dem Vorstand des vereinigten Instituts bis 1979 angehörte. Danach war er bis 1990 Mitglied des Beirats der Bank. Am 31. Januar 2007 ist Herr Karl Wüst verstorben, der von 1973 bis 1976 Mitglied des Vorstands der Bayerischen Hypotheken- und Wechsel-Bank war und als Mitglied des Beirats der Bank bis 1988 eng verbunden blieb. Mit unermüdlichem persönlichem Engagement, hoher Fachkompetenz und sicherer Urteilskraft haben sich die Verstorbenen um die Entwicklung der Bank sehr verdient gemacht. Das Andenken an die Verstorbenen werden wir in hohen Ehren halten.

Der Aufsichtsrat dankt dem Vorstand, den Mitarbeiterinnen und Mitarbeitern sowie den Mitarbeitervertretungen für den hohen Einsatz im vergangenen Jahr, das wesentlich von der Integration der HVB in die UniCredit Gruppe sowie einer nachhaltigen Steigerung der Ertragskraft des Unternehmens geprägt war. Für den weiteren Weg wünscht der Aufsichtsrat dem Vorstand und den Mitarbeitern viel Erfolg.

München, den 20. März 2007

Der Aufsichtsrat

Alessandro Profumo
Vorsitzender

Corporate-Governance-Bericht mit Vergütungsbericht

CORPORATE GOVERNANCE: LEITGEDANKE

Gute Corporate Governance bedeutet verantwortungsvolle Führung von Unternehmen. Für die Erreichung der Unternehmensziele und die nachhaltige Steigerung des Unternehmenswerts ist sie von zentraler Bedeutung, sie stärkt so das Vertrauen von Aktionären und Investoren in den Kapitalmarkt. Vorbildliche Corporate Governance wird dabei nicht allein durch Einhalten von formellen Bestimmungen, sondern vor allem durch gelebte verantwortungsvolle Unternehmensführung geprägt. Für die Bayerische Hypo- und Vereinsbank (HVB AG) ist diese verantwortungsvolle Unternehmensführung eine Maxime, der sie durch enges und effizientes Zusammenwirken von Vorstand und Aufsichtsrat sowie durch Klarheit und Transparenz in der Kommunikation entspricht.

Rechtliche Grundlagen

Den rechtlichen Rahmen bilden für die HVB AG mit Sitz in Deutschland insbesondere das Aktien- und Mitbestimmungsgesetz, das Kapitalmarktrecht sowie der Deutsche Corporate-Governance-Kodex. Den Empfehlungen des Deutschen Corporate-Governance-Kodex in der Fassung vom 2. Juni 2005 bzw. 12. Juni 2006 ist die HVB AG im Jahr 2006 mit fünf Abweichungen gefolgt und wird den Empfehlungen künftig mit zwei Abweichungen entsprechen. Im Sinne des »Comply or Explain«-Prinzips sind die Abweichungen in der Entsprechenserklärung des Vorstands und Aufsichtsrats vom 5. Dezember 2006 im Einzelnen aufgeführt. Auf den folgenden Seiten ist unter der Überschrift »Entsprechenserklärung 2006 zum Deutschen Corporate-Governance Kodex gem. § 161 AktG« der gesamte Wortlaut der Erklärung mit Erläuterung der Abweichungen abgedruckt. Diese Entsprechenserklärung ist den Aktionären darüber hinaus auf der Website der Gesellschaft dauerhaft zugänglich gemacht worden.

Den im Corporate-Governance-Kodex enthaltenen zahlreichen Anregungen folgt die HVB AG mit drei Ausnahmen:

- In mitbestimmten Aufsichtsräten sollten die Vertreter der Aktionäre und der Arbeitnehmer die Sitzungen des Aufsichtsrats jeweils gesondert, gegebenenfalls mit Mitgliedern des Vorstands, vorbereiten. Im Jahr 2006 fanden keine vorbereitenden Sitzungen der Vertreter der Aktionäre und keine regelmäßigen Vorbesprechungen der Arbeitnehmervertreter im Aufsichtsrat statt.

- Die Einführung unterschiedlicher Amtsperioden für die Anteilseignervertreter im Aufsichtsrat ist nicht vorgesehen, da sie einer anzustrebenden Kontinuität der Aufsichtsratsarbeit entgegenwirken würde. Auch würde eine solche Regelung nur die Anteilseignervertreter betreffen und damit die Aufsichtsratsmitglieder ungleich behandeln.

- Die Vergütung der Aufsichtsratsmitglieder enthält keine auf den langfristigen Unternehmenserfolg bezogenen Bestandteile. Der weit überwiegende Teil unserer Aufsichtsratsmitglieder ist gehalten, die Aufsichtsratsvergütung abzuführen, sodass das einzelne Aufsichtsratsmitglied von einer entsprechenden Regelung nicht profitieren würde. Wir halten daher eine Vergütungsregelung mit langfristiger Anreizwirkung für unseren Aufsichtsrat nicht für sinnvoll.

Weitere gesetzliche Regelungen, die der Transparenz und der Verhinderung missbräuchlicher Ausnutzung von Insiderinformationen dienen, finden sich im Wertpapierhandelsgesetz in der Fassung des Anlegerschutzverbesserungsgesetzes und des Transparenzrichtlinie-Umsetzungsgesetzes, insbesondere zum Insiderhandelsverbot, zur Ad-hoc-Publizität, zur Veröffentlichung von Wertpapiergeschäften von Organmitgliedern (Directors' Dealings) sowie zur Veröffentlichung von Beteiligungen an börsennotierten Unternehmen bei Erreichen, Über- oder Unterschreiten bestimmter Schwellenwerte. Ferner sind die gesetzlichen Regelungen zur Geldwäschebekämpfung und die hierzu ergangenen Richtlinien zu beachten, für deren Einhaltung und Umsetzung eine eigene Einheit in der Bank zuständig ist.

Satzung, Geschäftsordnung, Leitsätze, Compliance

Außer den gesetzlichen Rahmendaten für die Führung und Kontrolle einer Aktiengesellschaft enthalten die von der Hauptversammlung beschlossene Satzung der HVB AG sowie die Geschäftsordnungen, die sich Vorstand und Aufsichtsrat gegeben haben, Regelungen für die Unternehmensführung und -kontrolle. So finden sich in der Geschäftsordnung des Aufsichtsrats insbesondere Ausführungen zu zustimmungspflichtigen Geschäften sowie nähere Regelungen zu Informations- und Berichtspflichten. In Bezug auf das Wertpapier- und Immobiliengeschäft hat die Bank ferner Compliance-Richtlinien und Mitarbeiterleitsätze eingeführt. Die Einhaltung dieser Vorschriften wird vom Compliance-Beauftragten der Bank überwacht. Als Mitglied der UniCredit Gruppe hat die HVB darüber hinaus im vergangenen Jahr die Integrity Charter der UniCredit übernommen. Die Integrity Charter verbindet als gemeinsamer Werterahmen sämtliche Unternehmen der UniCredit Gruppe. Sie ist richtungweisend für das Verhalten der Mitarbeiter am Arbeitsplatz und enthält verpflichtende Verhaltensnormen für alle Mitarbeiter in den Unternehmen der UniCredit Gruppe. Ergänzend hierzu besteht der vom Vorstand der HVB schon vor einigen Jahren verabschiedete Code of Conduct fort. Dieser Verhaltenskodex fasst bestehende Regelungen und ethische Grundsätze zusammen und legt sie verbindlich für den Vorstand und alle Mitarbeiter der HVB fest.

Effiziente Unternehmensüberwachung

Aufsichtsrat, Ausschüsse

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich gemäß dem deutschen Mitbestimmungsgesetz zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Bei den Vorschlägen zur Wahl der Aufsichtsratsmitglieder wird darauf geachtet, dass diese die erforderlichen Kenntnisse und Fähigkeiten besitzen und keine Organfunktionen und Beratungsaufgaben bei wesentlichen Konkurrenten ausüben. Die Mitglieder des Aufsichtsrats sind dem Unternehmensinteresse verpflichtet. Gemäß der Geschäftsordnung des Aufsichtsrats sind Interessenkonflikte dem Aufsichtsrat gegenüber offen zu legen. Zur Vermeidung etwaiger Interessenkonflikte haben im Jahr 2006 einzelne Aufsichtsratsmitglieder an entsprechenden Beschlussfassungen nicht teilgenommen. Weitere Ausführungen enthält der Aufsichtsratsbericht in diesem Geschäftsbericht. Eine Übersicht der Mandate der Aufsichtsratsmitglieder in anderen gesetzlich zu bildenden Aufsichtsräten oder vergleichbaren Kontrollgremien ist im Anhang zum Jahresabschluss der AG veröffentlicht. Im Hinblick auf die Zusammensetzung des Aufsichtsrats sind bei den Sitzungen des Aufsichtsrats vereidigte Dolmetscher anwesend, damit durch Simultanübersetzung die Berücksichtigung der Beiträge aller Aufsichtsratsmitglieder sichergestellt ist.

Nach dem deutschen Aktiengesetz sind die Aufgaben der Geschäftsleitung und die der Geschäftskontrolle streng getrennt. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Die Bestellung und Abberufung der Vorstandsmitglieder gehört zu den zentralen Aufgaben des Aufsichtsrats. Darüber hinaus können bestimmte Arten von Geschäften kraft Gesetzes oder auf Grund von Zustimmungsvorbehalten des Aufsichtsrats nur mit dessen Zustimmung vorgenommen werden. Dies gilt insbesondere für Kapitalmaßnahmen und nach der Geschäftsordnung des Aufsichtsrats der HVB AG für Investitionen oder Desinvestitionen ab einem bestimmten Betrag. Zur Unterstützung seiner Arbeit hat der Aufsichtsrat der HVB AG drei Ausschüsse eingerichtet. Zusammensetzung und Aufgaben der Ausschüsse stellen sich wie folgt dar:

Präsidium

- Dem Präsidium gehören der Vorsitzende des Aufsichtsrats und seine beiden Stellvertreter an. Es befasst sich insbesondere mit der Vorstandsnachfolgeplanung und legt die Vorstandsvergütung und die Vergütungsstruktur fest.

Corporate-Governance-Bericht mit Vergütungsbericht Fortsetzung

Prüfungsausschuss

- Der Prüfungsausschuss, der in der Regel viermal pro Jahr tagt, besteht aus fünf Mitgliedern. Ihm obliegt insbesondere die Vorbereitung der Entscheidung des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses, die Vorprüfung des Berichts zu verbundenen Unternehmen sowie die Erörterung der Quartalsabschlüsse. Zu den weiteren Aufgaben dieses Ausschusses gehört die Vorbereitung des Vorschlags des Aufsichtsrats an die Hauptversammlung zur Wahl des Abschlussprüfers, wobei der Ausschuss die erforderliche Unabhängigkeit des Abschlussprüfers prüft sowie Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festlegt. Ferner obliegt dem Prüfungsausschuss die Erteilung des Prüfungsauftrags für den Jahres- und Konzernabschluss an den Abschlussprüfer auf Grund der Beschlussfassung der Hauptversammlung, einschließlich der Festlegung von Prüfungsschwerpunkten sowie des Honorars. Gegenstand der Erörterung des Prüfungsausschusses sind außerdem die regelmäßigen Berichte der internen Revision über die Revisionsergebnisse.

  Seit dem 1. Januar 2006 werden von diesem Ausschuss – wie im Corporate-Governance-Kodex vorgesehen – auch die Aufgaben des bisherigen Risikoausschusses wahrgenommen. Die Risikolage und die Früherkennung von Risiken sind für den Fortbestand eines Unternehmens von grundlegender Bedeutung. Nach den Mindestanforderungen an das Risikomanagement der Kreditinstitute der Bundesanstalt für Finanzdienstleistungsaufsicht sind sowohl dem Vorstand als auch dem Aufsichtsrat pro Quartal Risikoberichte vorzulegen. Außerdem hat die Geschäftsleitung die Risikostrategie mindestens einmal jährlich zu überprüfen und sie mit dem Aufsichtsrat zu erörtern. Auf diese Weise erhält der Aufsichtsrat regelmäßige und detaillierte Berichte, insbesondere über die Risikostrategie sowie über Kredit-, Markt- und operationelle Risiken aber auch über Liquiditäts- und Reputationsrisiken.

Vermittlungsausschuss

- Der Vermittlungsausschuss, dem je zwei Mitglieder der Anteilseignervertreter und der Arbeitnehmer angehören, hat dem Aufsichtsrat für die Bestellung oder die Abberufung von Vorstandsmitgliedern einen Vorschlag zu unterbreiten, wenn bei der vorausgegangenen Beschlussfassung des Aufsichtsrats die erforderliche Zweidrittelmehrheit nicht erreicht worden ist. Der gesetzlich vorgesehene Vermittlungsausschuss brauchte auch im vergangenen Jahr nicht zusammenzutreten.

Die Vorsitzenden der Ausschüsse berichten im Plenum ausführlich über die Ausschussarbeit.

Vorstand

Der Vorstand ist das Leitungsorgan des Unternehmens. Im Rahmen des Zusammenschlussvertrags (Business Combination Agreement) zwischen HVB AG und UniCredit wurde vereinbart, die Organisationsstrukturen der HVB AG an die der UniCredit anzupassen, um klare Führungs- und Managementstrukturen innerhalb der gesamten Gruppe zu erhalten. Bis Ende Juli 2006 konnte die Neuordnung der Divisionen im Wesentlichen abgeschlossen werden. In der Zeit vom 1. Januar 2006 bis zum 31. August 2006 gehörten dem Vorstand zehn Mitglieder an, davon ein stellvertretendes Mitglied. Seit diesem Zeitpunkt besteht der Vorstand der HVB aus neun ordentlichen Mitgliedern. Neben dem Vorstandssprecher, dem Chief Financial Officer (CFO), dem Chief Risk Officer (CRO), dem Chief Operating Officer (COO) und dem Chief Human Resources Management (HRM), der zugleich Arbeitsdirektor ist, gehören dem Vorstand die Leiter der weiteren vier Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- und Kommerzielle Immobilienkunden sowie Markets- und Investmentbanking an. Damit entspricht die neue Struktur und Zuständigkeit im Vorstand der HVB AG der nach Kundengruppen (Business Divisions) und nach Funktionen unterteilten Organisationsstruktur in den übrigen Einheiten der UniCredit Gruppe. Der Sprecher des Vorstands, Herr Dr. Sprißler ist zugleich Mitglied des Management Committee der UniCredit, das den Chief Executive Officer der UniCredit berät und bei der Umsetzung der Managemententscheidungen unterstützt.

Der Vorstand der HVB AG berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung einschließlich der Abweichung von Plänen und der strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage des Unternehmens einschließlich der Risikolage. Die Berichte werden in der Regel in Textform erstattet; entscheidungsrelevante Unterlagen werden dem Aufsichtsrat vor der Sitzung zur Verfügung gestellt. Präsentationen und Berichte sowie Unterlagen werden im Hinblick auf die Zusammensetzung des Aufsichtrats zweisprachig erstellt.

Directors' Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15 a Wertpapierhandelsgesetz (WpHG) sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahres den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2006 sind der HVB AG folgende Geschäfte mitgeteilt worden:

Sämtliche Geschäfte sind auf der Internetseite der HVB AG unter www.hvb.com/dealings unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Die Mitglieder des Vorstands hielten am 31. Dezember 2006 keine Aktien der HVB AG. Die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2006 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

Directors' Dealings

NAME, FUNKTION	TRANS-AKTIONSART	BEZEICHNUNG DES WERTPAPIERS	WERTPAPIER-KENN-NUMMER/ ISIN-NUMMER	DATUM DES GESCHÄFTS-ABSCHLUSSES	STÜCK-ZAHL	PREIS JE STÜCK	GESCHÄFTS-VOLUMEN
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE 0008022005	14. 9. 2006	500	33,50	16750,00

Aktionäre, Hauptversammlung

Die Aktionäre üben ihre Rechte in der Hauptversammlung aus, die vom Vorstand in der Regel einmal jährlich unter Angabe der Tagesordnung einberufen wird. Die ordentliche Hauptversammlung, der der Jahresabschluss vorgelegt wird, findet im ersten Halbjahr des Geschäftsjahrs statt. Für alle Inhaber von stimmberechtigten Aktien gilt das One-share-one-vote-Prinzip. Alle Inhaber von stimmberechtigten Aktien können ihr Stimmrecht selbst ausüben oder durch einen Bevollmächtigten (zum Beispiel eine Vereinigung von Aktionären oder Kreditinstitute) oder einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen. Weisungen zur Stimmrechtsausübung an den benannten Stimmrechtsvertreter der Gesellschaft können auch über das Internet – und damit über elektronische Kommunikationsmittel – erteilt werden. Einzelheiten hierzu werden den Aktionären mit der Einladung zur Hauptversammlung mitgeteilt. Die Hauptversammlung beschließt unter anderem über die Verwendung des Bilanzgewinns, die Entlastung von Vorstand und Aufsichtsrat, über die Wahl der Anteilseignervertreter im Aufsichtsrat und die Wahl des Abschlussprüfers, über Satzungsänderungen und Kapitalmaßnahmen sowie über umwandlungsrechtliche Maßnahmen.

Risikomanagement

Die HVB AG verfügt über eine umfassende, ihre Tochtergesellschaften einbeziehende Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement sind unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtet. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Kommunikation, Transparenz

Die HVB AG legt besonderen Wert auf eine regelmäßige und zeitnahe Kommunikation mit ihren Kunden, Eigentümern, Mitarbeitern und der Öffentlichkeit. Durch Pressemeldungen und Berichte wird über die Lage des Unternehmens informiert. Informationen, die geeignet sind, den Aktienkurs erheblich zu beeinflussen, werden als Ad-hoc-Mitteilungen veröffentlicht und auch auf der Website der Gesellschaft

Corporate-Governance-Bericht mit Vergütungsbericht Fortsetzung

zur Verfügung gestellt. Darüber hinaus berichten im Rahmen regelmäßiger Analysten- und Pressekonferenzen der Vorstandssprecher und der Finanzvorstand über für das Unternehmen wichtige Themen sowie über aktuelle Geschäftszahlen. Die entsprechenden Termine werden in einem Finanzkalender veröffentlicht.

Entsprechenserklärung 2006 zum Deutschen Corporate-Governance-Kodex gem. § 161 AktG

Vorstand und Aufsichtsrat haben am 5. Dezember 2006 nachfolgende Entsprechenserklärung abgegeben, die auch auf der Website der HVB AG dauerhaft zugänglich gemacht worden ist:

»Vorstand und Aufsichtsrat der Bayerische Hypo- und Vereinsbank Aktiengesellschaft (›HVB AG‹) erklären, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekanntgemachten Empfehlungen der ›Regierungskommission Deutscher Corporate-Governance-Kodex‹ in der Fassung vom 2. Juni 2005 und 12. Juni 2006 im Geschäftsjahr 2006 mit folgenden Abweichungen entsprochen wurde:

- Die Anlagen 1.2, 1.3.3, 1.3.4-1 bis 1.3.4-12 und 3.1 zum Rahmenvertrag vom 16. Januar 2006 sowie die entsprechenden Anlagen zu dem Ausgliederungsvertrag vom 29. März 2006 (vgl. Tagesordnungspunkte 13 und 14 der Hauptversammlung vom 23. Mai 2006) wurden aus den in der Hauptversammlungseinladung genannten Gründen nicht im Internet veröffentlicht. Insoweit wurde der Empfehlung in Ziff. 2.3.1 Satz 3 des Kodex nicht entsprochen.

- Nach Ziffer 3.8 Satz 3 des Corporate-Governance-Kodex soll ein angemessener Selbstbehalt vereinbart werden, wenn die Gesellschaft für Vorstand und Aufsichtsrat eine D&O Versicherung abschließt.

  Verantwortungsvolles Handeln ist für alle Organmitglieder selbstverständliche Pflicht; eines Selbstbehaltes bedarf es deshalb nicht.

- Nach Ziffer 4.2.3 Satz 6 des Kodex sollen Aktienoptionen und vergleichbare Gestaltungen auf anspruchsvolle, relevante Vergleichsparameter bezogen sein. Außerdem soll nach Ziffer 4.2.3 Satz 8 der Aufsichtsrat für außerordentliche, nicht vorhergesehene Entwicklungen eine Begrenzungsmöglichkeit (Cap) vereinbaren.

  Auf Grund der Konzernzugehörigkeit der ›HVB AG‹ zur UniCredito S.p.A. wurde die Vergütung der Vorstandsmitglieder der ›HVB AG‹ in 2006 vergleichbar der Handhabung in der UniCredit Gruppe ausgestaltet. Wie bisher umfasst die Vergütung drei Bestandteile: ein individuelles Grundgehalt, einen jährlichen, erfolgsabhängigen Bonus sowie ein jährliches Long Term Incentive. Der Long-Term-Incentive-Plan der UniCredit umfasst Stock Options auf UniCredit-Aktien und Performance Shares in Form von UniCredit-Aktien. Abweichend von Ziffer 4.2.3 des Kodex sieht dieser Long-Term-Incentive-Plan weder Vergleichsparameter noch – bezogen auf die Stock Options – Erfolgsziele vor; auch wurde keine Begrenzungsmöglichkeit (Cap) für außerordentliche, nicht vorhergesehene Entwicklungen vereinbart.

- Nach Ziff. 4.2.4 Satz 2 des Kodex in der Fassung vom 2. Juni 2005 sollen die Angaben über die Vergütung der Vorstandsmitglieder im Anhang des Konzernabschlusses individualisiert erfolgen.

  Dieser Empfehlung wurde im Bericht über das Geschäftsjahr 2005 nur teilweise entsprochen, da nur die Vergütung für den Sprecher des Vorstands im Anhang des Konzernabschlusses für das Jahr 2005 individualisiert angegeben wurde. Bei den anderen Vorstandsmitgliedern blieb es bei der bisherigen Darstellung der Gesamtvergütung, wobei im Anhang des Konzernabschlusses und im Corporate-Governance-Bericht auch die einzelnen Vergütungsbestandteile, nämlich Fixum, erfolgsbezogene Komponenten und Komponenten mit langfristiger Anreizwirkung ausgewiesen wurden. Eine weitergehende Individualisierung hat nach unserer Meinung mehr Nach- als Vorteile für die Gesellschaft.

  Inzwischen hat die Hauptversammlung vom 23. Mai 2006 von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und auf Vorschlag von Vorstand und Aufsichtsrat beschlossen, dass in den Jahres- und Konzernabschlüssen der Gesellschaft für die Geschäftsjahre 2006 bis 2010, längstens aber bis zum 22. Mai 2011, die in § 285 Satz 1 Nr. 9a Satz 5 bis 9 und § 314 Abs. 1 Nr. 6a Satz 5 bis 9 des Handelsgesetzbuches verlangten Angaben unterbleiben.

- Nach Ziffer 5.4.3 Satz 2 soll ein Antrag auf gerichtliche Bestellung eines Aufsichtsratsmitglieds bis zur nächsten Hauptversammlung befristet sein.

  Dieser Empfehlung wurde im Jahr 2006 nur insoweit gefolgt, als bei der gerichtlichen Bestellung von Herrn Ermotti beantragt wurde, diesen bis zur nächsten ordentlichen Hauptversammlung zum Aufsichtratsmitglied zu bestellen. Die Wahl von Herrn Ermotti zum Aufsichtsratsmitglied war hingegen nicht Gegenstand der Tagesordnung der außerordentlichen Hauptversammlung vom 25. Oktober 2006.

Zur Klarstellung sei angemerkt, dass die Bewertungsgutachten der PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, zum Unternehmenswert der verkauften Einheiten der HVB AG in Österreich, dem östlichen Zentraleuropa und Osteuropa (vgl. den einzigen Tagesordnungspunkt der Hauptversammlung vom 25. Oktober 2006) entsprechend den Vorgaben von PricewaterhouseCoopers nicht im Internet veröffentlicht wurden, um die sonst ungehinderte Zugriffsmöglichkeit von Nicht-Aktionären auf diese Gutachten zu beschränken. Vorstand und Aufsichtsrat der HVB AG sehen darin jedoch keine Abweichung von Ziffer 2.3.1 des Corporate-Governance-Kodex, wonach die vom Gesetz für die Hauptversammlung verlangten Berichte und Unterlagen auch auf der Internet-Seite der Gesellschaft veröffentlicht werden sollen.

Vorstand und Aufsichtsrat der Bayerische Hypo- und Vereinsbank Aktiengesellschaft (›HVB AG‹) erklären weiter, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekanntgemachten Empfehlungen der ›Regierungskommission Deutscher Corporate-Governance-Kodex‹ in der Fassung vom 12. Juni 2006 mit Ausnahme von Ziff. 3.8 Satz 3 (Selbstbehalt bei der D&O-Versicherung) und mit Ausnahme von Ziff. 4.2.3 (keine Vergleichsparameter und – bezogen auf Stock-Options – Erfolgsziele sowie Begrenzungsmöglichkeiten im Rahmen des Long-Term-Incentive-Plans auf UniCredit-Aktien) auch künftig entsprochen wird.«

VERGÜTUNGSBERICHT

In Übereinstimmung mit dem Deutschen Corporate-Governance-Kodex werden im Folgenden die Grundzüge des Vergütungssystems für den Vorstand der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) erläutert. Außerdem wird die Aufsichtsratsvergütung im Einzelnen beschrieben und individualisiert, aufgegliedert nach Vergütungsbestandteilen, ausgewiesen.

1. Struktur der Vorstandsvergütung für das Geschäftsjahr 2006

Die Struktur der Vorstandsvergütung sowie die Vergütung im Einzelnen werden vom Präsidium des Aufsichtsrats festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive).

Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die HVB AG durchgeführt, in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder für das Jahr 2006 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

1.1 Festgehalt

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

1.2 Bonus (Short Term Incentive)

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern zu Beginn des Jahres vereinbarter Ziele abhängig ist. In 2006 wurden diese Ziele im Laufe des Jahres nach Abschluss der Dreijahresplanung präzisiert. Die Ziele sind in Scorecards abgebildet und umfassen Team-, Core- und Integrationsziele.

Corporate-Governance-Bericht mit Vergütungsbericht Fortsetzung

Das Teamziel orientiert sich bei allen Vorstandsmitgliedern am Ergebnis des HVB-Teilkonzerns. Einige für regionale Divisionen verantwortliche Vorstandsmitglieder haben daneben noch als weiteres Teamziel ein divisionales Ziel. Den Schwerpunkt bilden die sog. Coreziele, also besonders bedeutende Ziele aus dem eigenen Verantwortungsbereich. Unter den Integrationszielen werden die wichtigsten Aufgaben aus dem Prozess zur Integration der HVB AG in die UniCredit Gruppe erfasst.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit keinen Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die zuvor festgelegte Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Berücksichtigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit wird ab 2007 als Referenzwert der Maximalwert des Bonus festgelegt. Dieser Maximal-Bonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist und künftig bei einer Zielerreichung von 100% ein entsprechend niedrigerer Prozentsatz des Maximal-Bonus ausgezahlt wird.

Bei einem Vorstandsmitglied enthält der Bonus auch Vergütungsbestandteile mit langfristiger Anreizwirkung. In diesem Fall wird der Betrag, der den Zielbonus überschreitet, erst nach Ablauf von zwei Jahren ausbezahlt, wenn das betreffende Vorstandsmitglied zu diesem Zeitpunkt noch für die HVB AG tätig ist (retention award).

1.3 Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive)

Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten.

Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von neun Jahren ab Vesting. In 2006 wurden dem Vorstand der HVB AG insgesamt 508633 Stock Options gewährt.

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Der Vorstand der HVB AG hat in 2006 insgesamt Zusagen für 195333 Performance Shares erhalten.

Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit.

Die Steuern auf die erlangten Vorteile, also bei Stock Options der Wert der Aktie abzüglich des festgelegten Erwerbspreises zum Zeitpunkt der Ausübung der Option und bei Performance Shares der Wert der Aktie zum Zeitpunkt der Zuteilung, sind vom Berechtigten zu tragen.

Ein Mitglied des Vorstands, das auch einen Dienstleistungsvertrag mit der UniCredit hat, erhält von der HVB AG nur eine Festvergütung, d.h. weder einen Bonus noch eine Vergütung mit langfristiger Anreizwirkung. Darüber hinaus erhält dieses Vorstandsmitglied auf Grund seiner Funktionen bei der UniCredit von dieser Gesellschaft ein festes Grundgehalt; weitere Bestandteile der von der UniCredit zu leistenden Vergütung dieses Vorstandsmitglieds sind entsprechende Boni sowie die Teilnahme an dem Long-Term-Incentive-Plan für das Top-Management der UniCredit Gruppe. Die Kosten für die Vergütung erstattet die HVB AG der UniCredit.

Ein weiteres Vorstandsmitglied, das auch einen Dienstvertrag mit der Bank Austria Creditanstalt (BA-CA) hat, erhält von der HVB AG dieselben direkten Vergütungskomponenten wie die anderen Vorstandsmitglieder. Die Höhe der Vergütung trägt allerdings dem Umstand Rechnung, dass dieses Vorstandsmitglied zum geringeren Teil auch für die BA-CA tätig ist und insoweit eine vergleichbare Vergütung anteilig von der BA-CA erhält.

Ein Mitglied des Vorstands, das in 2006 aus dem Vorstand ausgeschieden ist und als Mitglied des Management Committee der UniCredit auch einen Dienstvertrag mit der UniCredit hatte, hat im Geschäftsjahr 2006 von der HVB AG nur ein Festgehalt sowie eine Zuführung zu Altersversorgungsansprüchen erhalten.

Vergütung der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Für das Geschäftsjahr 2006 betrugen die Bezüge der Vorstandsmitglieder insgesamt 10 Mio €.

1.4 Bezüge der Vorstandsmitglieder

	FIXUM		ERFOLGSBEZOGENE KOMPONENTEN		KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG[1]		INSGESAMT	
in Mio €	2006	2005	2006	2005	2006	2005	2006	2005
Mietglieder des Vorstands der HVB AG	4	5	5	4	1	7	10	16
Mitglieder des Aufsichtsrats der HVB AG								
für Aufsichtsratstätigkeit	0,8	1	0	0	0	0	0,8	1
Frühere Mitglieder des Vorstands der HVB AG								
und deren Hinterbliebene							11	12
Abfindungen/Rückstellungen für Abfindungen für frühere								
Mitglieder des Vorstands und Bereichsvorstände							2	25

1 Geldwert der aktienbasierten Vergütung

Aktienbasierte Vergütung im Einzelnen

AN MITGLIEDER DES VORSTANDS DER HVB AG	STÜCK	GELDWERT in €	GELDWERT in €
		Fair Value am Tag der	Fair Value am Tag der
Optionen		Gewährung je Option	Gewährung insgesamt
Stock Options 2005	472000	1,0548	497865,60
Stock Options 2006	508633	1,269	645455,28
		Fair Value am Tag der Zusage	Fair Value am Tag der
Performance Shares		je Performance Share	Zusage insgesamt
Performance Shares 2005	201000	4,461	896661,00
Performance Shares 2006	195333	5,574	1088786,14

Als Aufwand wird der Fair Value am Tag der Gewährung auf Basis der erwarteten Anzahl der ausgeübten Optionen/gewährten Performance Shares über die Laufzeit bzw. den Erdienungszeitraum des jeweiligen Programms erfasst.

Corporate-Governance-Bericht mit Vergütungsbericht Fortsetzung

1.5 Versorgungszusagen
Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf drei Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, so dass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält.

Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fond. Die HVB AG garantiert eine Rendite von 2,75% p. a. Ein höherer Ertrag wird zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet.

Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet. Dabei werden die dann anwendbaren Rechnungsgrundlagen, insbesondere die Lebenserwartung zu diesem Zeitpunkt zugrunde gelegt. Für die Rente ist eine jährliche Anpassung um 1% zugesagt; damit ist die Anpassungsverpflichtung der Bank erfüllt. Alternativ kann das Kapital ausbezahlt werden, wenn das berechtigte Vorstandsmitglied dies zwei Jahre vor Eintritt des Versorgungsfalls beantragt.

Abweichend von der beschriebenen Versorgungsregelung wurde einem Vorstandsmitglied eine Altersversorgung durch die HVB AG in Form eines jährlichen Festbetrages zugesagt. Für ein anderes Vorstandsmitglied werden Beiträge an eine Pensionskasse entrichtet. Für ein weiteres Vorstandsmitglied besteht keine Versorgungszusage der HVB AG.

Im Geschäftsjahr 2006 wurden den Pensionsrückstellungen 560000,– € zugeführt, davon beliefen sich die in einen Fonds investierten Mittel der Deferred Compensation im Geschäftsjahr 2006 auf 463000,– €.

Die Bezüge der früheren Mitglieder des Vorstands und deren Hinterbliebenen beliefen sich im Jahr 2006 auf 11 Mio €. Für Pensionsverpflichtungen gegenüber früheren Vorstandsmitgliedern und deren Hinterbliebenen bestanden per 31. Dezember 2006 Pensionsrückstellungen im HVB-Teilkonzern in Höhe von 92 Mio €. Gemäß IFRS beträgt der Pensionsrückstellungswert für pensionierte Vorstandsmitglieder 124 Mio €.

1.6 Nebenleistungen
Die sonstigen Nebenleistungen sind materiell von geringerer Bedeutung. Die Vorstandsmitglieder können ihr Dienstfahrzeug privat nutzen. Die Bank entrichtet die Beiträge für eine Unfallversicherung mit 24-Stunden-Geltung und einer Deckungssumme von 511000,– € im Todesfall sowie von 1024000,– € bei vollständiger Invalidität. Außerdem erhalten die Vorstandsmitglieder Sonderkonditionen für Bankdienstleistungen wie die Mitarbeiter der Bank.

1.7 Zusagen für den Fall der Beendigung der Tätigkeit als Vorstandsmitglied
Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld von mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch von drei Jahresgehältern in Abhängigkeit von der Dienstzeit gezahlt; der Höchstbetrag wird nach 20 Jahren gezahlt. Das Übergangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus). Ein Vorstandsmitglied erhält wegen eines anderweitigen Vertrags in der Gruppe bei Nichtverlängerung von der HVB AG keine Leistungen, ein anderes kann Ruhegeld beziehen.

2. Vergütung der Aufsichtsratsmitglieder
Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die zurzeit geltende Satzungsregelung basiert auf einem Beschluss der Hauptversammlung vom 23. Mai 2006. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 25000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 120000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2006 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Keine gesonderte Ausschussvergütung erhalten die Mitglieder des Präsidiums sowie die Mitglieder des gesetzlich vorgeschriebenen Vermittlungsausschusses, der nur bei Bedarf zusammentritt. Darüber hinaus werden

den Aufsichtsratsmitgliedern ihre Auslagen sowie die auf die Aufsichtsratstätigkeit entfallende Umsatzsteuer erstattet. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahrs dem Aufsichtsrat angehören, erhalten eine zeitanteilige Vergütung.

Dem Vorsitzenden des Aufsichtsrats steht ein Büro mit Sekretariat zur Verfügung. An die Mitglieder des Aufsichtsrats wurden im Jahr 2006 Aufwandsentschädigungen in Höhe von insgesamt 86987,73 € gezahlt. Vergütungen für persönlich erbrachte Leistungen sind im Geschäftsjahr 2006 nicht angefallen.

Für das Geschäftsjahr 2006 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

Vergütung der Aufsichtsratsmitglieder

in €	FESTE VERGÜTUNG	VARIABLE VERGÜTUNG	VERGÜTUNG FÜR AUSSCHUSSTÄTIGKEIT	INSGESAMT (OHNE UMSATZSTEUER)	
Alessandro Profumo	50000,00	22400,00	20000,00	92400,00	(63155,40)[6]
Peter König,[1] stellv. Vorsitzender	37500,00	16800,00	16328,77	70628,77	
Dr. Lothar Meyer, stellv. Vorsitzender	37500,00	16800,00	40000,00	94300,00	
Aldo Bulgarelli	25000,00	11200,00		36200,00	(24742,70)[6]
Beate Dura-Kempf[2]	20410,96	9144,11		29555,07	
Sergio Ermotti[3]	9041,10	4050,41		13091,51	(8948,05)[6]
Paolo Fiorentino	25000,00	11200,00		36200.00	(24742,70)[6]
Dario Frigerio	25000,00	11200,00		36200,00	(24742,70)[6]
Klaus Grünewald	25000,00	11200,00		36200,00	
Anton Hofer	25000,00	11200,00	20000,00	56200,00	
Friedrich Koch	25000,00	11200,00		36200,00	
Hanns-Peter Kreuser	25000,00	11200,00		36200,00	
Ranieri de Marchis	25000,00	11200,00	20000,00	56200,00	(38412,70)[6]
Herbert Munker[4]	4589,04	2055,89	3671,23	10316,16	
Roberto Nicastro	25000,00	11200,00		36200,00	(24742,70)[6]
Vittorio Ogliengo	25000,00	11200,00		36200,00	(24742,70)[6]
Carlo Salvatori[5]	15958,90	7149,59		23108,49	(15794,65)[6]
Professor Dr. Dr. h.c. Hans-Werner Sinn	25000,00	11200,00		36200,00	
Maria-Magdalena Stadler	25000,00	11200,00		36200,00	
Ursula Titze	25000,00	11200,00		36200,00	
Jens-Uwe Wächter	25000,00	11200,00		36200,00	
Helmut Wunder	25000,00	11200,00		36200,00	
Summe	**550000,00**	**246400,00**	**120000,00**	**916400,00**	**800624,30**[6]

1 Mitglied des Prüfungsausschusses seit 9. 3. 2006
2 Mitglied seit 9. 3. 2006
3 Mitglied seit 22. 8. 2006
4 Mitglied bis 8. 3. 2006
5 Mitglied bis 21. 8. 2006
6 Nach Abzug von 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag

München, den 20. März 2007

Der Vorstand

Der Aufsichtsrat

Die Aktie

Solide Kursentwicklung

Auch im Jahr 2006 konnte die HVB-Aktie eine deutliche Kurssteigerung verzeichnen: Ihr Kurs stieg im Jahresverlauf um 29,0% auf 33,03 € am 31. Dezember 2006. Somit hat die Aktie seit Bekanntgabe des Zusammenschlusses mit UniCredit am 12. Juni 2005 ganze 65,0% an Wert hinzugewonnen. Dies zeigt, wie sehr der Markt die strategische Entscheidung des Managements begrüßt.

Auch gegenüber unseren Benchmark-Indizes, dem MDAX und dem Prime-Banks-Index, zeigte die HVB-Aktie eine solide Kursperformance: Beide stiegen im Jahresverlauf 2006 mit 28,6% bzw. 21,8% etwas weniger dynamisch als unsere Aktie.

Am 5. Juli 2006 stellten UniCredit und HVB den neuen Drei-Jahres-Plan der Gruppe – den ersten seit dem Zusammenschluss – in München der Finanzwelt vor. Er wurde offensichtlich sehr positiv aufgenommen: Auf die Präsentation folgte eine stark überdurchschnittliche Kursentwicklung der HVB-Aktie, die im darauffolgenden Monat um 15% zulegte, während der MDAX nur 2,1% und der Prime-Banks-Index um + 1,2% stiegen.

Die Gewichtung der HVB-Aktie stieg somit im MDAX auf 1,58% (2005: 1,56%) und im Prime-Banks-Index auf 1,67% (2005: 1,58%).

Verbesserte Kreditratings

Mit S&P und Fitch gelangten zwei der drei Ratingagenturen, die unsere Bonität beurteilen, im Jahr 2006 zu einer besseren Einschätzung der HVB Group und trugen damit dem freundlicheren Ausblick und der verbesserten Finanzkraft der Gruppe Rechnung. S&P änderte seinen Ausblick von negativ auf stabil (unter Beibehaltung seines A/A-1-Ratings). Fitch revidierte seinen Ausblick von stabil auf positiv und stufte das Finanzkraftrating von C/D auf C herauf.

Nahezu unveränderte Aktionärsstruktur

Die Aktionärsstruktur blieb im Jahresverlauf nahezu unverändert. Unser Mehrheitsaktionär UniCredit hielt 93,93% (gemessen am Anteil am Grundkapital). Die restlichen 6,07% unserer Aktien befinden sich im Streubesitz und werden hauptsächlich von institutionellen sowie einigen privaten Aktionären gehalten.

Das durchschnittliche tägliche Handelsvolumen der HVB-Aktie ging im Berichtsjahr gegenüber dem 2005 verzeichneten Rekordniveau (das unter anderem auf die gestiegene Nachfrage im Rahmen des Zusammenschlusses mit UniCredit geprägt war) merklich zurück. Dennoch blieb die HVB-Aktie trotz des niedrigeren Streubesitzes jedoch relativ liquide (durchschnittliches tägliches Handelsvolumen 2006: 443,000 Aktien).

HVB-Aktie im Vergleich zu MDAX und Prime Banks vom 1. 1. bis 31. 12. 2006 (in €)


36
33
30
27
24
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
HVB-Aktie
MDAX indexiert auf HVB
Prime Banks indexiert auf HVB

Gewichtungen

	GEWICHTUNG	RANG
MDAX	1,58%	27
Prime-Banks-Index	1,67%	6

Kennzahlen der HVB-Aktie
(basierend auf durchschnittlicher Anzahl der Aktien)

in €	2006	2005
Durchschnittliche Anzahl der Aktien in Mio	750,7	750,7
Anzahl der Aktien zum 31. 12. in Mio	750,7	750,7
Ergebnis je Aktie (bereinigt)[1]	2,88	1,55
Ergebnis je Aktie	5,89	0,86
Dividende je Stammaktie	0,40	0,25
Dividende je Vorzugsaktie	0,064	0,064
Börsenkurs: Jahresende	33,03	25,61
Höchststand	36,65	26,85
Tiefststand	25,52	16,30

1 2006 bereinigt um die definierten Sondereffekte
2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	ÖFFENTLICHE PFANDBRIEFE	HYPOTHEKEN-PFANDBRIEFE
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

Aktionärsstruktur seit 17. November 2005[1] (in %)



☐ UniCredit 93,93
■ Streubesitz 6,07

1 750699140 ausstehende Aktien, davon 14553600 Vorzugsaktien gehalten von UniCredit

Weiterhin intensive Investor-Relations-Arbeit

Auch im Berichtsjahr war unser Investor-Relations-Team in vielen Aufgabengebieten aktiv und stand im regelmäßigen Kontakt mit Aktien- und Fixed-Income-Analysten, Investoren sowie Ratingagenturen. Zum 31. Dezember 2006 verfolgten trotz des reduzierten Streubesitzes neun Analysten renommierter Banken und Wertpapierhäuser weiterhin die Aktie auf Grund ihrer immer noch vergleichsweise hohen Liquidität und dem Interesse an der HVB-Aktienstory und den deutschen Märkten. Wir nahmen an den wichtigsten deutschen Bankenkonferenzen teil und führten Gespräche mit unseren Investoren und Analysten in Frankfurt am Main, London, New York sowie an unserem Firmensitz in München.

Per Ende Januar 2006 und im Mai/Juni 2006 hat die HVB AG zwei Hypothekenpfandbriefe im Globalformat erfolgreich platziert. Der »Global Nr. 10« hat ein Volumen von 1,5 Mrd € und eine Laufzeit von sieben Jahren, der »Global Nr. 11« weist beim gleichen Volumen eine Laufzeit von zehn Jahren auf. Unser Investor-Relations-Team hat die Roadshow durch Europa mit begleitet.

An der Abstimmung der Investor-Relations-Arbeit mit den entsprechenden Aktivitäten der UniCredit Gruppe wurde umfassend und erfolgreich gearbeitet. Ziel war dabei, die neue Strategie und Struktur der beiden Bankengruppen den Marktteilnehmern bestmöglich zu erklären.

Jahresübersicht

in Mio €	HVB GROUP NEU 2006	HVB GROUP NEU 2005	HVB GROUP GESAMT 2006	HVB GROUP GESAMT 2005
Erfolgszahlen				
Überschuss aus originärem Zinsgeschäft	3148	3166	5886	5576
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	251	259	479	533
Zinsüberschuss	**3399**	**3425**	**6365**	**6109**
Provisionsüberschuss	1753	1723	3468	3198
Handelsergebnis	768	376	1230	656
Saldo sonstige Aufwendungen/Erträge	32	– 311	104	– 322
Zinsunabhängige Erträge	**2553**	**1788**	**4802**	**3532**
OPERATIVE ERTRÄGE	**5952**	**5213**	**11167**	**9641**
Personalaufwand	– 2216	– 2212	– 3895	– 3733
Andere Verwaltungsaufwendungen	– 1166	– 1260	– 2132	– 2185
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 313	– 413	– 573	– 690
Verwaltungsaufwand	**– 3695**	**– 3885**	**– 6600**	**– 6608**
OPERATIVES ERGEBNIS	**2257**	**1328**	**4567**	**3033**
Zuführungen zu Rückstellungen	– 164	– 87	– 267	– 98
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Aufwendungen für Restrukturierungen	– 60	– 438	– 308	– 546
Kreditrisikovorsorge	– 933	– 979	– 1661	– 1482
Finanzanlageergebnis	671	69	3170	392
Andere nicht operative Aufwendungen	– 153	—	– 184	—
ERGEBNIS VOR STEUERN	**1618**	**– 107**	**5317**	**1299**
Ertragsteuern	125	– 14	– 117	– 262
ERGEBNIS NACH STEUERN	**1743**	**– 121**	**5200**	**1037**
Fremdanteile am Ergebnis	– 103	– 6	– 780	– 395
GEWINN/VERLUST	**1640**	**– 127**	**4420**	**642**
Ergebnis je Aktie (bereinigt)[1] in €	1,50	0,39	2,88	1,55
Ergebnis je Aktie in €	2,18	– 0,17	5,89	0,86

1 2006 und 2005 bereinigt um die definierten Sondereffekte (siehe Gewinn- und Verlustrechnung, HVB Group gemäß IFRS 5)

	HVB GROUP NEU		HVB GROUP GESAMT	
	2006	2005	2006	2005
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern, bereinigt[1]	15,2	3,8	18,5	10,2
Eigenkapitalrentabilität nach Steuern	22,1	– 1,7	37,8	5,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	62,1	74,5	59,1	68,5
Bilanzzahlen in Mrd €[2]				
Bilanzsumme	358,3	351,7	508,0	493,7
Bilanzielles Eigenkapital	21,9	20,5	20,0	15,4
Bankaufsichtsrechtliche Kennzahlen nach KWG[2]				
Kernkapital in Mrd €	15,1	15,4	18,3	17,1
Risikoaktiva in Mrd €	137,4	150,8	219,3	232,5
Kernkapitalquote in %	11,0	10,2	8,4	7,3
Mitarbeiter	25738	27353	50659	61251
Geschäftsstellen	788		1877	2316

AKTIE	2006	2005
Börsenkurs		
Stichtag in €	33,03	25,61
Höchststand in €	33,20	26,85
Tiefststand in €	32,50	16,30
Börsenkapitalisierung in Mrd €	24,8	19,2

1 2006 und 2005 bereinigt um definierten Sondereffekte (siehe Gewinn- und Verlustrechnung, HVB Group gemäß IFRS 5)

2 HVB Group neu: Pro-forma-Zahlen

Quartalsübersicht

HVB Group (gemäß IFRS 5)

in Mio €	1. QUARTAL 2006	2. QUARTAL 2006	3. QUARTAL 2006	4. QUARTAL 2006
Erträge/Aufwendungen				
Zinsüberschuss	852	851	803	893
Provisionsüberschuss	538	447	371	397
Handelsergebnis	297	185	191	95
Saldo sonstige Aufwendungen/Erträge	27	16	– 4	– 7
OPERATIVE ERTRÄGE	**1 714**	**1 499**	**1 361**	**1 378**
Verwaltungsaufwand	– 964	– 906	– 919	– 906
OPERATIVES ERGEBNIS	**750**	**593**	**442**	**472**
Zuführungen zu Rückstellungen	– 21	– 25	– 27	– 91
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Aufwendungen für Restrukturierungen	—	– 3	– 16	– 41
Kreditrisikovorsorge	– 210	– 202	– 226	– 295
Finanzanlageergebnis	89	49	551	– 18
Andere nicht operative Aufwendungen	—	—	—	– 153
ERGEBNIS VOR STEUERN	**608**	**412**	**724**	**– 126**
Ertragsteuern	– 192	– 123	– 60	500
ERGEBNIS NACH STEUERN	**416**	**289**	**664**	**374**
Fremdanteile am Ergebnis	– 24	– 27	– 14	– 38
GEWINN/VERLUST DER HVB GROUP NEU	**392**	**262**	**650**	**336**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	382	1 083	297	1 695
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereichen	– 123	– 290	– 105	– 159
GEWINN/VERLUST DER HVB GROUP GESAMT	**651**	**1 055**	**842**	**1 872**
Ergebnis je Aktie in €[1] HVB Group gesamt	0,87	0,72	0,43	0,86

1 2. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn HVB Splitska banka; unbereinigt beträgt das Ergebnis je Aktie 1,40 €.
3. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn Activest Gesellschaften, unbereinigt beträgt das Ergebnis je Aktie 1,12 €.
4. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen, Methodenänderung, Kreditrisikovorsorge, Veräußerungsgewinne BPH Gruppe, und Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen; unbereinigt beträgt das Ergebnis je Aktie 2,50 €.

HVB Group gesamt

	31.3.2006	30.6.2006	30.9.2006	31.12.2006
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern, bereinigt[1]	—	21,0	17,7	18,5
Eigenkapitalrentabilität nach Steuern	22,8	30,0	29,8	37,8
Cost-Income-Ratio (gemessen an den operativen Erträgen)	56,4	57,0	58,6	59,1
Bilanzzahlen in Mrd €				
Bilanzsumme	498,2	486,8	495,1	508,0
Bilanzielles Eigenkapital	16,3	16,6	18,5	20,0
Bankaufsichtsrechtliche Kennzahlen nach KWG				
Kernkapital in Mrd €	17,1	16,9	17,1	18,3
Eigenmittel in Mrd €	25,6	25,3	25,6	27,1
Risikoaktiva in Mrd €	231,7	233,5	236,0	219,3
Kernkapitalquote in %	7,4	7,2	7,3	8,4
Eigenmittelquote in %	10,5	10,3	10,4	11,8
Aktie				
Börsenkurs in €	27,24	28,28	34,50	33,03
Börsenkapitalisierung in Mrd €	20,4	21,2	25,9	24,8
Mitarbeiter	62696	62716	60881	50659
Geschäftsstellen	2461	2489	2378	1877

1 2006 bereinigt um Aufwendungen für Restrukturierungen, Methodenänderung Kreditrisikovorsorge, Veräußerungsgewinne BPH Gruppe, HVB Splitska banka, Activest Gesellschaften und Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen.

Mehrjahresübersicht

in Mio €	HVB GROUP GESAMT 2005	2004	2003	2002
Erfolgszahlen				
Zinsüberschuss	5885	5662	5881	5936
Kreditrisikovorsorge	1513	1795	2313	3292
Zinsüberschuss nach Kreditrisikovorsorge	4372	3867	3568	2644
Provisionsüberschuss	3240	2845	2795	2672
Handelsergebnis	926	728	820	787
Verwaltungsaufwand	6582	6118	6371	6896
Saldo sonstige betriebliche Erträge/Aufwendungen	– 143	23	620	180
BETRIEBSERGEBNIS	**1813**	**1345**	**1432**	**– 613**
Finanzanlageergebnis	321	14	– 1806	587
Abschreibungen auf Geschäfts- oder Firmenwerte	—	165	1134	395
Aufwendungen für Restrukturierungen	546	250	—	283
Zuführung zu Sonderwertberichtigungen	—	2500	—	—
Saldo übrige Erträge/Aufwendungen	– 289	– 357	– 638	– 149
ERGEBNIS DER GEWÖHNLICHEN GESCHÄFTSTÄTIGKEIT/ ERGEBNIS VOR STEUERN	**1299**	**– 1913**	**– 2146**	**– 853**
Ertragsteuern	262	224	296	– 3
JAHRESÜBERSCHUSS/-FEHLBETRAG	**1037**	**– 2137**	**– 2442**	**– 850**
Fremdanteile am Jahresüberschuss/-fehlbetrag	– 395	– 288	– 197	41
JAHRESÜBERSCHUSS/-FEHLBETRAG OHNE FREMDANTEILE	**642**	**– 2425**	**– 2639**	**– 809**
Ergebnis je Aktie (bereinigt)[1] in €	1,55	0,70	0,54	– 0,77
Ergebnis je Aktie in €	0,86	– 3,48	– 4,92	– 1,51

1 2005 bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge; 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen; 2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte; 2002 bereinigt um Goodwillabschreibungen.

	HVB GROUP GESAMT			
	2005	2004	2003	2002
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern, bereinigt[1]	10,2	3,9	2,1	−2,8
Eigenkapitalrentabilität nach Steuern	5,6	−19,3	−19,7	−5,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	68,5	66,1	63,0	72,0
Bilanzzahlen in Mrd €				
Bilanzsumme	493,7	467,4	479,5	535,8
Kreditvolumen	332,6	324,6	338,3	375,8
Bilanzielles Eigenkapital	15,4	14,0	10,3	11,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]				
Kernkapital in Mrd €	16,0	15,7	14,4	14,6
Eigenmittel in Mrd €	27,4	27,1	25,6	25,9
Risikoaktiva in Mrd €	245,5	238,6	241,8	285,6
Kernkapitalquote in %	6,5	6,6[3]	5,9	5,1
Eigenmittelquote in %	10,9	10,4	9,7	8,2
Aktie				
Börsenkurs in €				
Stichtag in €	25,61	16,70	17,62[4]	15,22
Höchststand in €	26,85	21,13	19,26[4]	42,55
Tiefststand in €	16,30	12,86	5,47[4]	11,75
Börsenkapitalisierung in Mrd €	19,2	12,5	9,8[5]	8,2
Mitarbeiter	61 251	57 806	60 214	64 254
Geschäftsstellen	2316	2036	2062	2073

1 2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge; 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen; 2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte; 2002 bereinigt um Goodwillabschreibungen.

2 Nach festgestellten Jahresabschlüssen.

3 6,2% unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten.

4 HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

5 Vor Kapitalerhöhung.

Wichtige Begriffe kurz erklärt[1]

Acquisition & Leveraged Finance
Finanzierung von Unternehmenstransaktionen. Wechsel der Eigentumsverhältnisse unter Einsatz von Eigen- und Fremdmitteln.

Adressrisiko
Mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können.

Asset-Klasse
Vermögenskategorie bzw. -gattung. Darunter versteht man eine weit definierte Kategorie finanzieller Aktiva, wie beispielsweise Aktien, festverzinsliche Wertpapiere oder Immobilien.

Asset Management
Treuhänderische Verwaltung von Vermögen für Kunden wie zum Beispiel Unternehmen, Banken, Versicherungen, Pensionskassen und Privatpersonen im In- und Ausland. Die Vermögensverwaltung umfasst insbesondere das Management von Fonds und Portfolios mit Anlagen in Aktien, Renten, Cash und Immobilien.

Basel II
Mit »Basel I« werden die 1988 erstmals gesetzten regulatorischen Standards zur Eigenkapitalunterlegung von Bankgeschäften bezeichnet (→ BIZ). Diese Regelungen wurden vom Baseler Ausschuss überarbeitet. Der neue Regelungstext wird kurz »Basel II« genannt. Mit Basel II soll die bislang relativ pauschale Eigenkapitalunterlegung wesentlich stärker am tatsächlich vorhandenen Risiko der Bank ausgerichtet werden. Zu diesem Zweck wird sich die Unterlegung künftig insbesondere am Rating (extern bzw. bankintern) der Kreditnehmer orientieren. Gleichzeitig werden gestellte Sicherheiten des Kreditnehmers anders und differenzierter berücksichtigt als bisher. Auch operationelle Risiken sind künftig von den Banken mit Eigenkapital zu unterlegen.

BIZ
Die BIZ (= Bank für Internationalen Zahlungsausgleich) hat ihren Sitz in Basel. Sie ist insbesondere zuständig für grenzüberschreitende Bankenaufsicht und für die Schaffung international geltender Eigenkapitalanforderungen.

BIZ-Quote
Quote (→ BIZ), die das Verhältnis der Eigenmittel nach der Baseler Eigenmittelempfehlung von 1988 zur Summe aus den Risikoaktiva und dem 12,5fachen der → Marktrisikopositionen ausdrückt.

Bonds
Angelsächsischer Begriff für festverzinsliche Wertpapiere bzw. Schuldverschreibungen.

CEE
CEE = Central and Eastern Europe.

Corporate Finance
Unternehmensfinanzierung über Eigen- und/oder Fremdkapital; umfasst einerseits Projekt- und → Acquisition & Leveraged Finance, andererseits das Geschäft in den Bereichen Going-Public sowie → Mergers & Acquisitions.

Corporate Governance
Corporate Governance bezeichnet den rechtlichen und faktischen Rahmen für die Leitung und Überwachung von Unternehmen. Corporate-Governance-Regelungen dienen der Transparenz und stärken damit das Vertrauen in eine verantwortliche, auf Wertschöpfung gerichtete Unternehmensleitung und Kontrolle.

Cost-Income-Ratio
Verhältnis zwischen den Verwaltungsaufwendungen und der Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstiger betrieblicher Erfolg; eine niedrige Cost-Income-Ratio ist Ausdruck einer hohen Produktivität.

Coverage von Wertpapieren
Ausdruck aus der Finanzbranche für die Tätigkeit von Banken oder Analysten, die bestimmte Wertpapiere beobachten und bewerten.

Cross-Selling
Der Kunde soll durch Beratung veranlasst werden, weitere Produkte, die er noch nicht nutzt, kennen zu lernen und zu kaufen.

Derivate
Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (zum Beispiel Aktien, Anleihen, Devisen) abgeleitet werden; ihre Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente.

Eigenkapitalrentabilität
Kennzahl der Bilanzanalyse, bei der entweder der Jahresüberschuss oder eine Vorsteuer-Erfolgsgröße (zum Beispiel Gewinn vor Steuern) zum durchschnittlichen Eigenkapital in Beziehung gesetzt wird; gibt an, wie sich das von dem Unternehmen bzw. den Eigentümern eingesetzte Kapital verzinst hat.

Eigenmittel gemäß BIZ
(→ BIZ) Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus Gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

Emission
Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

1 Das vollständige Lexikon mit wichtigen Begriffen der Finanzdienstleistungs-Branche können Sie gerne bestellen (siehe Finanzkalender).

Exposure
Exposure bezeichnet den erwarteten Betrag, mit dem die Bank bei Ausfall eines Kreditnehmers im Risiko steht. In das Exposure werden freie externe Linien und bestimmte Produkte anteilig eingerechnet.

fast exit-Regel
Der Vorstand der Deutschen Börse AG entscheidet auf Vorschlag seines Arbeitskreis Aktienindizes einmal im Jahr über die Zusammensetzung des DAX (sog. ordentlicher Anpassungstermin). Der Arbeitskreis Aktienindizes zieht für sein Urteil jeweils zwei Daten heran: den so genannten Orderbuchumsatz von Anteilen an der Frankfurter Börse und im Xetra-Handel sowie die am umlaufenden Streubesitz berechnete Marktkapitalisierung eines Titels. Eine Gesellschaft wird zum ordentlichen Anpassungstermin im September aus dem DAX entfernt, wenn sie in einem der beiden Kriterien, Orderbuchumsatz oder Marktkapitalisierung, einen Rang höher als 40 aufweist. Dieser Wert wird ersetzt, sofern ein Aufsteiger existiert, der in beiden Kriterien, Orderbuchumsatz und Marktkapitalisierung, Rang 35 oder besser hat. Außer zu diesem festen Termin kann die Deutsche Börse einzelne Titel auch zwischenzeitlich, am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) aus dem DAX herausnehmen. Hierbei handelt es sich um die fast exit-Regel. Voraussetzung für die Anwendung der fast exit-Regel ist, dass die betroffene Gesellschaft in einem Fall, also Orderbuchumsatz oder Marktkapitalisierung hinter Platz 45 zurückgefallen ist und ein Austauschkandidat existiert, der in beiden Kriterien auf Rang 35 oder besser positioniert ist.

Gewinnthesaurierung
Einbehaltung von Gewinnen zur Finanzierung eines Unternehmens aus eigener Kraft.

Goodwill
Geschäfts- oder Firmenwert ist der Betrag, den ein Erwerber eines Unternehmens unter Berücksichtigung künftiger Ertragserwartungen (= Ertragswert) über den Wert der einzelnen Vermögensgegenstände nach Abzug der Schulden (= Substanzwert) hinaus zu zahlen bereit ist.

Hybridkapitaltransaktion (Hybrid Capital)
Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien, die unter Einschaltung einer konzernangehörigen Zweckgesellschaft begeben werden und bankaufsichtsrechtlich als Kernkapital anerkannt sind.

International Accounting Standards (IAS)
IAS werden vom IASC (International Accounting Standards Committee) herausgegeben, einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

International Financial Reporting Standards (IFRS)
Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die bisherigen International Accounting Standards (→ IAS) und Interpretationen des Standing Interpretations Committee sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden.

Investor Relations (IR)
Aufgabe eines IR-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen → Werttreiber eines Unternehmens.

IPO (Initial Public Offering)
IPO steht für den administrativen Vorgang der Erstemission von Aktien am Primärmarkt. Mit einem IPO sind im Allgemeinen eine Börsenzulassung des Aktienkapitals und die Aufnahme der Börsennotierung verbunden.

Jumbo-Pfandbriefe
Pfandbriefe mit einem Emissionsvolumen von mehr als 500 Mio €; es handelt sich um Öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

Kernkapitalallokation
Zuordnung von Kernkapital auf die Segmente (zum Beispiel die Unternehmensbereiche).

Kreditderivate
Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapiers, ohne dieses tatsächlich erwerben zu müssen.

Leveraged-Buy-out
Übernahme eines Unternehmens. Dies kann sowohl durch betriebsinterne als auch betriebsexterne Investoren geschehen. Man spricht bei der Übernahme durch ein Management von → Management-Buy-in oder → Management-Buy-out. Beim Kauf des Unternehmens werden wenig Eigenmittel aufgebracht, vielmehr stammt der größte Teil der Mittel aus Bankkrediten oder der Begebung von Anleihen.

Management-Buy-in
Übernahme eines Unternehmens durch ein fremdes Management.

Management-Buy-out
Übernahme eines Unternehmens durch das in dem erworbenen Unternehmen tätige Management.

Marktrisikoposition
Die Marktrisikoposition im Sinne des Grundsatz I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie → Adressrisiken des Handelsbuchs.

Mergers & Acquisitions (M & A)
Vermittlung von Zusammenschlüssen und Aufkäufen von Unternehmen oder Teilen davon und die damit verbundene Beratung von Käufern und Verkäufern.

Mezzanine-Darlehen
Ein gegenüber Bankdarlehen nachrangiges Finanzierungsinstrument, das vor allem bei Leveraged-Buy-outs als Finanzierungsbestandteil verwendet wird. Das auf Grund der Nachrangigkeit in der Regel höhere Risiko für den Kreditgeber wird durch eine entsprechend attraktivere Verzinsung sowie üblicherweise durch eine Option auf eine Beteiligung am Eigenkapital des erworbenen Unternehmens kompensiert.

Wichtige Begriffe kurz erklärt[1] Fortsetzung

Nachhaltigkeits-Management
Teil der Unternehmensstrategie, der durch Nutzen der Chancen und Vermeiden von Risiken, die sich aus ökonomischen, ökologischen und sozialen Entwicklungen ergeben, den → Shareholder Value langfristig steigert.

Operational Risk
Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Rating
Bonitätsurteil eines Finanztitels (Emissionsrating) oder eines Schuldners (Emittentenrating).

Risikoadjustiertes Pricing
Um auch im klassischen Kreditgeschäft die erforderliche Verzinsung des eingesetzten Eigenkapitals sicherzustellen, passen Banken die Höhe der Marge dem jeweiligen Risikoprofil eines Kreditnehmers an: je geringer die Bonität, desto höher der geforderte Zinssatz.

Risikoaktiva
Um die → Adressrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (zum Beispiel Bürgschaften und Garantien für Bilanzaktiva) sowie Termingeschäfte, Swaps und Optionsrechte mit – von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen – (Bonitäts-) Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8% haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch → Marktrisikoposition).

Risikocontrolling
Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

Risikomanagement
Operative Geschäftssteuerung spezifischer Portfolios unter Risiko-Rendite-Gesichtspunkten.

Securitization
Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, zum Beispiel Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (zum Beispiel Börse) handelbar zu machen. Der Kapitalgeber (= Gläubiger) und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (= Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. eine möglichst gute Einstufung durch eine Ratingagentur.

Shareholder Value
Steigerung des Unternehmenswertes für den Aktionär. Die Wertsteigerung wirkt sich in einer Verbesserung des Aktienkurses und/oder Erhöhung der Dividendenzahlung aus.

Spread
Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

Squeeze out
Dieses Verfahren erlaubt es, Kleinaktionäre per Barabfindung aus dem Unternehmen herauszudrängen. In Deutschland ist dies ab einem Mehrheitsanteil von 95 Prozent zulässig.

Syndizierte Kredite
Großvolumige Kredite, die über ein Bankenkonsortium vergeben werden; durch die → Syndizierung (die Bildung eines Bankenkonsortiums) wird das Kreditrisiko auf mehrere Banken verteilt.

Syndizierung
Kreditvergabe (→ syndizierte Kredite) oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines Konsortiums.

Verkettungstermin
Am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) verkettet die Deutsche Börse AG ihre Indizes neu. Das heißt, die in die Indexberechnung einfließenden Größen werden an die aktuelle Zusammensetzung des Index angepasst. So werden zum Beispiel die Korrekturfaktoren, die Kapitalveränderungen und Dividendenzahlungen zwischen den Verkettungsterminen berücksichtigt, in der Indexberechnungsformel wieder auf eins gesetzt. Um Sprungstellen im Index zu vermeiden, werden die neuberechneten Indexwerte mit einem Verkettungsfaktor multipliziert. Grundlage der Verkettung sind die Schlusskurse am Verkettungstag.

Werttreiber (Value Drivers)
Geschäftsfelder, die zur Steigerung des Unternehmenswertes im besonderen Maße beitragen.

Finanzkalender

TERMINE 2007

Veröffentlichung des Jahresabschlusses 2006	22. März 2007
Hauptversammlung	26. (27.) Juni 2007[1]
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2007	Erscheinungstermin: 9. Mai 2007
Zwischenbericht zum 30. Juni 2007	Erscheinungstermin: 3. August 2007
Zwischenbericht zum 30. September 2007	Erscheinungstermin: 13. November 2007

1 Die Hauptversammlung wird für den 26. Juni 2007 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 27. Juni 2007 einberufen.

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht
Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030



Franco Fontana, Puglia, 1978, UniCredit Group Collection

Anhang: UniCredit Gruppe

UniCredit Gruppe – Wir über uns

Die erste wahrhaft europäische Bank





Highlights

Die UniCredit Gruppe ist eine der größten Bank- und Finanzdienstleister in Europa. Hier nehmen wir durch unsere Größe eine marktführende Stellung ein, gestützt auf unsere einzigartige strategische Positionierung. Dadurch konnte die UniCredit Gruppe in den vergangenen Jahren seine Fähigkeit Wert zu schaffen, unter Beweis stellen.

Kunden: 35 Mio

Mitarbeiter[1]: über 142 000

Filialen[2]: über 7200

Bankverkehr in 20 Ländern

1. »Vollzeit-Äquivalent«. KFS Group bewertet mit 100%.
2. KFS Group bewertet mit 100%.

Aktienkurs Werte zum 31. Dezember


7,00
6,50
6,00
5,50
5,00
4,50
4,00
3,50
3,81
4,28
4,23
5,82
6,64
2002
2003
2004
2005
2006

Ergebnis je Aktie in €


0,45
0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,29
0,31
0,34
0,37
2002
2003
2004
2005



UniCredit Gruppe – Wir über uns Fortsetzung

Geographische Präsenz



Als Global Player sind wir auf 5 Kontinenten aktiv

■ Das sind die Länder, in denen die UniCredit Gruppe die Mehrheit oder eine wesentliche Kapitalbeteiligung an lokalen Banken hält.

■ Länder, in denen die UniCredit Gruppe durch Filialen, Repräsentanzen, kleinere Banktöchter oder Invest-ment-Zentren (Pioneer) vertreten ist.


Munich
Vienna
Milan



Quelle: UniCredit New Europe Research Network – Stand: Ende 2005.
Anmerkung: 100% der Bilanzsumme und Erträge der kontrollierten Unternehmen (Anteil >50%) sowie Beteiligungen an nicht-kontrollierten Unternehmen – 100% der Filialen und Geschäftsstellen (ohne Repräsentanzen). Einschließlich Pro-Forma-Ergebnisse und Akquisitionen in 2006.

Die UniCredit Gruppe baut auf die führende Stellung in drei der wohlhabendsten Regionen Europas: Bayern, Österreich und Norditalien.

Pro-Kopf-BIP (in %)


131
138
129
132
EU27
100%
Norditalien
Bayern
Österreich
Zusammmen-
gefasst

Quelle: CE inforegio Report vom Februar 2007 (basierend auf den aktuellsten, vorliegenden Informationen)

Darüber hinaus ist die Gruppe die Nummer eins unter den Banken in Zentral- und Osteuropa (CEE). Die Märkte in dieser Region sind besonders wachstumsstark und verfügen über die mit Abstand besten Wachstumspotenziale im Bankensektor. Die UniCredit Gruppe profitiert in dieser Region von erheblichen Wettbewerbsvorteilen – gemessen an der Bilanzsumme, der Ertragskraft und der Zahl der Filialen und Geschäftsstellen.

Bilanzsumme (in Mrd €)


UniCredit
100
Nummer zwei unter
den Bankengruppen
48,7

Erträge (in Mio €)


UniCredit
4,379
Nummer zwei unter
den Bankengruppen
2,406

Geschäftsstellen


UniCredit
2,956
Nummer zwei unter
den Bankengruppen
2,633

UniCredit Gruppe – Wir über uns Fortsetzung

Das Geschäftsmodell


UniCredit Group
Retail Division
Corporate Division
Private Banking & Asset Management Division
Markets & Investment Banking Division
Poland Markets Division
CEE Division
Global Banking Services Division

Die UniCredit Gruppe hat ein divisionales Organisationsmodell implementiert. Dies ermöglicht die optimale Nutzung der Wettbewerbsvorteile, die sich aus ihrer geografischen und geschäftlichen Struktur ergeben. Diese Vorteile stellen wir direkt in den Dienst unserer Kunden in Europa und anderen Regionen.
Die Gruppe kann damit auch ihre operative Effizienz erhöhen und ihren Geschäftswertbeitrag (Economic Value Added) in den nächsten drei Jahren erheblich verbessern. Sämtliche Divisionen werden hierzu ihren Beitrag leisten.

Für UniCredit ist die Spezialisierung ein zentraler Erfolgsfaktor, durch den wir uns von anderen Mitbewerbern in Europa unterscheiden und so für uns einen Wettbewerbsvorteil schaffen.

Die Gruppe hat deshalb ein divisional strukturiertes Geschäftsmodell eingeführt, das in der Lage ist, auf die Herausforderungen in den einzelnen Marktsegmenten effizient mit bedarfsorientierten Betreuungsmodellen zu reagieren. Hierfür wurden spezielle Servicemodelle entwickelt. Die operativen Divisionen legen ihre strategischen Entscheidungen eigenverantwortlich fest.

Spezialisierte „Produktfabriken" erhöhen die Wertschöpfung zu Gunsten der Kunden und anderen Anspruchsgruppen von UniCredit. So nutzen wir die großen Chancen in unserem globalen Geschäft und schaffen gleichzeitig einen Mehrwert in allen relevanten Märkten.

Die UniCredit Gruppe hat „Centers of Excellence" in ausgewählten Produktkategorien mit internationaler Ausrichtung gebildet (Asset-Management, Investment-Banking und globale Produktlinien, wie z.B. Leasing und Konsumentenkredite), um die Wettbewerbsfähigkeit dieser Produkte zu verbessern und eine konstant hohe Qualität zu garantieren.

Die Gruppe wird das kommerzielle Bankgeschäft standortübergreifend in Italien, Deutschland und Österreich betreiben und sich in den aufstrebenden Schwellenländern (Polen und CEE) auf das lokale Geschäft konzentrieren, um die vorhandenen Wachstums- und Wertpotenziale optimal auszuschöpfen.

Die UniCredit Gruppe will an allen relevanten Märkten als nationaler Player wahrgenommen werden. Hierfür ist die Betonung der Präsenz in der örtlichen Gesellschaft außerordentlich wichtig.

Schlüsselstrategien

- Die **Retail Division** wird die Ertragslage verbessern, indem sie an der erfolgreichen Strategie in Italien anknüpft, die Vertriebskraft durch segmentierte Betreuungsmodelle und übergreifende Kompetenzzentren stärkt und in Deutschland und Österreich die Kosten im Griff hält.
- Die **Corporate Division** setzt bei ihren Wachstumszielen auf eine stärkere Durchdringung der vorhandenen Kundenbasis, auf die Expansion in neue Regionen und auf die Ertragspotenziale in den Bereichen Leasing und Handelsfinanzierung in Zentral- und Osteuropa.
- Die **Private Banking Division** übernimmt das in Italien erfolgreiche Geschäftsmodell für den deutschen und österreichischen Markt. Unser Ziel ist es, dadurch eine stärkere Durchdringung der vorhandenen Kundenbasis zu erreichen und die Kosten für die Kundenakquisition zu senken.
- Die **Asset Management Division** will das erhebliche Wachstumspotenzial im institutionellen Kundensegment und in der Vermögensverwaltung ausschöpfen. Die Division baut dabei auf die Akquisitionen der letzten Jahre und das deutlich vielfältigere Produktsortiment. Im Retail-Segment wird die UniCredit Gruppe die hohe Qualität ihrer Beratungsleistungen nutzen, um die bestehenden Geschäftsbeziehungen zu festigen.
- Die **Divisionen CEE und Poland's Markets** werden künftig verstärkt auf das hoch entwickelte und flächendeckende Vertriebsnetz der UniCredit Gruppe zurückgreifen, um rasch und flexibel auf die exzellenten Wachstumschancen an diesen Märkten reagieren zu können. Für besonders vielversprechend halten wir die Bereiche Konsumentenkredite, Kreditkarten und Vermögensverwaltung.
- Die **Markets & Investment Banking Division** stellt die globale Produktfabrik sowie das Kompetenzzentrum der Gruppe für alle Finanzmarkt- und Investment Banking-Aktivitäten dar. Ihr eigentlicher Wettbewerbsvorteil liegt in der Anbindung an eine Gruppe, die über eine breite Kundenbasis in zahlreichen europäischen Märkten verfügt. UniCredit hat in Italien, Deutschland und Österreich eine starke Marktstellung im Investment Banking und ist in Zentral- und Osteuropa breit vertreten. In diesem Gebiet setzt die Gruppe an, kräftig zu wachsen um für ihre Unternehmenskunden die Investmentbank der ersten Wahl zu werden.
- **Global Banking Services** unterstützt die Geschäftsbereiche und ist für deren nachhaltige Aufwärtsentwicklung von strategischer Bedeutung. Aufgabe der Division ist es, hoch qualitative und effiziente Services zu bieten, erstklassige Durchführung die internen Abläufe und Kostenstrukturen zu optimieren.

Die Gruppe wird ihre spezialisierten überregionalen Produktfabriken weiter ausbauen, um das eigene Bankgeschäft zu unterstützen. Ein weiterer Schwerpunkt ist die Optimierung der Kapitalallokation mit besonderem Fokus auf wachstumsstarke Bereiche und Bereiche mit höchstem Wertsteigerungspotenzial.
Dank der erreichten Größenordnung kann die Bank Synergien nutzen und so die Kosten streng unter Kontrolle halten. Das wiederum setzt Ressourcen frei, welche die stark expandierenden Geschäftsbereiche dringend benötigen.

Erträge nach Divisionen (in %)



Private Banking & AM
Corporate Banking
CEE & PM
Retail
MIB
21
34
10
14
21

Erträge nach Regionen (in %)



10
12
36
9
12
21
Italien
Deutschland
Österreich
Polen
CEE
Andere

UniCredit ist durch eine starke Diversifikation der Ertragsquellen nach Regionen und Geschäftsfeldern charakterisiert. Davon profitiert die Ertragskraft der Gruppe. Das kommerzielle Bankgeschäft ist nach wie vor unser Kerngeschäft. Im Privatkundengeschäft erzielen wir die höchsten Erträge (ein Drittel vom Gesamtertrag), gefolgt vom Firmenkundengeschäft (rund 20%). Die Ausrichtung der Gruppe ist international, was die Aufschlüsselung der Erträge nach geografischen Regionen belegt. Italien bleibt der wichtigste Markt. Allerdings wird ein Großteil der Erträge auch in Deutschland, in der CEE-Region und in Österreich erwirtschaftet.

Integrität: Grundlage der Nachhaltigkeit

Ein gesundes Gewinnstreben ist nach Auffassung der UniCredit Gruppe die wichtigste Voraussetzung für nachhaltiges Wachstum. Dennoch reichen Gewinne per se nicht aus: Gewinne müssen auf der Basis einer Integrität erzielt werden, die dazu beiträgt, unser Ansehen intern und extern zu stärken und kontinuierlich zu verbessern. Damit gewährleisten wir auch die Nachhaltigkeit unserer Aktivitäten.

Die UniCredit Gruppe setzt auf das unternehmerische Denken und Können ihrer Mitarbeiterinnen und Mitarbeiter. Hierfür hat die Gruppe nicht nur eine effektive Corporate Governance implementiert, sondern auch einen Wertekodex entwickelt, der den Mitarbeitern Orientierungshilfen bei ihren täglichen Entscheidungen bietet.

Die „Integrity Charter" verkörpert unsere gemeinsamen Werte und enthält die „Grundpfeiler unserer Integrität": Fairness, Respekt, Freiheit, Transparenz, Gegenseitigkeit und Vertrauen.

Wir wenden diese Wertkategorien ohne Ausnahme auf die Interessengruppen an, die unser Unternehmen tragen – auf Mitarbeiter, Investoren, Kunden und Lieferanten sowie auf das lokale Gemeinwesen. So wollen wir den erzielten Gewinn in nachhaltige Werte für alle Interessengruppen umwandeln.

Die Integrity Charter dient unseren Mitarbeiterinnen und Mitarbeitern als nützliche Richtlinie für ihr Verhalten und unterstützt sie dabei, Probleme und Konflikte im Arbeitsalltag zu bewältigen sowie verantwortungsbewusste und verlässliche Entscheidungen zu treffen.

Einsatzorte der UniCredit-Mitarbeiter[1] (in %)



25,1
8,6
10,7
17,9
18,0
Andere
Italien
Deutschland
Polen
Türkei
Österreich

1. Aufteilung nach der Nationalität der Arbeitnehmer.
Quelle: Interne Daten zum 31. Dezember 2006.

Die UniCredit Gruppe setzt auf kulturelle Vielfalt und begreift sie als Differenzierungsmerkmal im Wettbewerb.

Beim prozentualen Anteil der Mitarbeiterinnen und Mitarbeiter aus den zentralen geografischen Regionen achtet UniCredit auf ein ausgewogenes Verhältnis.


UniCredit Group
THE INTEGRITY CHARTER
Values Expressed Through Our Behavior ...
... Building Our Reputation ...
... For All of Our Stakeholders
Fairness
Transparency
Respect
Reciprocity
Freedom
Trust
Our key enabler
to transform
our profits
into
sustainable value
Our Colleagues
Our Customers
Our Suppliers
Our Investors
The Local Communities in which We Operate
It is this group identity, together with our strong performance and sense of innovation, which sets us apart from our competitors.
in order to make markets ever more
Fairness in relation to Local Communities
We must be proactive in our relations with all stakeholders, by offering support, services and opportunities without discrimination.
We should promote local development by choosing initiatives that take account of the real needs of communities and local areas and are consistent with the goal of creating sustainable value.
UniCredit Group
Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.
and local cultures
your territory
UniCredit Group

HypoVereinsbank

Member of UniCredit Group

82-3999

HypoVereinsbank

Member of UniCredit Group

HVB Group Geschäftsbericht

Anteilsbesitz 2006

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 21. 3. 2007
Auslieferung: 23. 4. 2007
Printed in Germany

Inhalt

Anteilsbesitz

Gemäß § 313 Abs. 2 HGB zum Konzernabschluss sowie gemäß § 285 Nr. 11 und 11 a HGB zum Jahresabschluss der AG

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
1 Tochterunternehmen der HVB Group					
1.1 In den Konzernabschluss einbezogen					
1.1.1 Kreditinstitute					
1.1.1.1 Inländische Kreditinstitute					
Bankhaus Neelmeyer AG, Bremen	100,0		EUR	40400	1.1
DAB Bank AG, München	76,4		EUR	142763	24861
Financial Markets Service Bank GmbH, München	100,0		EUR	54773	1.2
INDEXCHANGE Investment AG, Unterföhring bei München[3]	100,0	100,0	EUR	12000	2
Internationales Immobilien-Institut GmbH, München	94,0		EUR	9362	1246
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[3]	100,0	100,0	EUR	23602	2
Vereinsbank Victoria Bauspar Aktiengesellschaft, München	70,0		EUR	64933	1993
1.1.1.2 Ausländische Kreditinstitute					
»HVB Banka Srbija i Crna Gora« A.D., Belgrad[3]	99,8	99,8	EUR	124315	13728
Asset Management GmbH, Wien[3]	100,0	100,0	EUR	21200	2
AS UniCredit Bank, Riga (vormals HVB Bank Latvia AS, Riga)[3]	100,0		LVL	45141	1503
Banca Comerciala HVB Tiriac S.A., Bukarest[3]	50,0	50,0	EUR	294005	45237
Bank Austria Cayman Islands Ltd., George Town[3]	100,0	100,0	EUR	285483	46749
Teilkonzern mit Tochterunternehmen:[3]					
BA Alpine Holdings, Inc., Wilmington	100,0	100,0			
BA-CA Finance (Cayman) Limited, George Town	100,0	100,0			
BA-CA Finance (Cayman) (2) Limited, George Town	100,0	100,0			
Bank Austria Creditanstalt Aktiengesellschaft, Wien[3]	77,5		EUR	6169087	364220
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana[3]	100,0	100,0	EUR	147741	10934
Bank Austria Creditanstalt Real Invest GmbH, Wien[3]	95,0	95,0	EUR	111674	2
Bank Austria Creditanstalt Wohnbaubank AG, Wien[3]	100,0	100,0	EUR	49451	2
Bankprivat AG, Wien[3]	100,0	100,0	EUR	26013	2
CA IB International Markets AG, Wien[3]	100,0	100,0	EUR	81647	2
Teilkonzern mit Tochterunternehmen:[3]					
CA IB International Marktes Limited, London	100,0	100,0			
Closed Joint Stock Company International Moscow Bank, Moskau	83,2	13,0	USD	796138	219591
(Stimmrechtsanteil: 89,7% insgesamt; davon mittelbar 10,4 %)[3]					
Teilkonzern mit Tochterunternehmen:[3]					
Limited Liability Company »B. A. Real Estate«, Moskau	100,0	100,0			
OOO »IMB Leasing Company«, Moskau	100,0	100,0			
ZAO »IMB-Leasing«, Moskau	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
direktanlage.at AG, Salzburg	100,0	100,0	EUR	24391	5928
Hebros Bank AD, Plovdiv[3]	99,9	99,9	EUR	60440	6646
Teilkonzern mit Tochterunternehmen:[3]					
Optima Financial Services E.O.O.D., Sofia	100,0	100,0			
HVB Bank Biochim AD, Sofia[3]	99,8	99,8	EUR	127425	21362
Teilkonzern mit Tochterunternehmen:[3]					
»HypoVereins Immobilien« EOOD, Sofia	100,0	100,0			
HVB Bank Czech Republic a.s., Prag[3]	100,0	100,0	EUR	645250	86549
HVB Bank Hungary Zrt., Budapest[3]	100,0	100,0	EUR	495523	65256
HVB Bank Slovakia a.s., Bratislava[3]	100,0	100,0	EUR	255680	17143
HVB Banque Luxembourg Société Anonyme, Luxemburg	100,0		EUR	1177800	179940
HVB Central Profit Banka d.d., Sarajevo[3]	80,9	80,9	EUR	58667	604
HVB Jelzálogbank Rt., Budapest[3]	100,0	100,0	EUR	39517	6866
Hypo stavebni sporitelna a.s., Prag (Teilverkauf in 2007)	100,0	100,0	EUR	32131	4661
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew voraussichtlich[3]	100,0		EUR	35747	8755
Nova Banjalucka Banka AD, Banja Luka[3]	90,9	90,9	EUR	29020	1862
Pioneer Investments Austria GmbH, Wien[3]	100,0	100,0	EUR	81208	[2]
Schoellerbank Aktiengesellschaft, Wien[3]	100,0	100,0	EUR	144844	15575
Visa-Service Kreditkarten Aktiengesellschaft, Wien[3]	50,1	50,1	EUR	75110	[2]
1.1.2 Sonstige konsolidierte Unternehmen					
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München[5]	66,7	66,7	EUR	−41174	0
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München[5]	100,0	100,0	EUR	29	1984
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München[5]	100,0	100,0	EUR	29	2326
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München[5]	100,0	100,0	EUR	28	286
Alexandersson Real Estate I B.V., Apeldoorn	100,0	100,0	EUR	91	0
ANWA Gesellschaft für Anlagenverwaltung mbH, München	95,0	93,8	EUR	26	0
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	793	[2]
ARRONDA Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	−50352	−625
Atlanterra Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	−44112	500
Aufbau Dresden GmbH, München	100,0	100,0	EUR	−25944	1145
Arany Pénzügyi Lizing Zrt., Budapest[3]	100,0	100,0	EUR	1788	159
Artemus Macro Fund SPC Limited, George Town	100,0		EUR	121413	6027

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
AWT International Trade AG, Wien[3]	100,0	100,0	EUR	173877	9366
Teilkonzern mit Tochterunternehmen:[3]					
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100,0	100,0			
AWT Handels Gesellschaft m.b.H., Wien	100,0	100,0			
BA-CA Administration Services GmbH, Wien[3]	100,0	100,0	EUR	6040	1953
BA-CA Betriebsobjekte GmbH, Wien[3]	100,0	100,0	EUR	15883	[2]
BACA Export Finance Limited, London[3]	100,0	100,0	EUR	185721	3551
Bank Austria Creditanstalt Leasing GmbH, Wien[3]	<100,0	<100,0	EUR	400027	39551
Teilkonzern mit Tochterunternehmen:[3]					
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrad	100,0	100,0			
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warschau	100,0	100,0			
»HVB Leasing« d.o.o. Beograd, Belgrad	100,0	100,0			
»HVB SUPER LEASING« EOOD, Sofia	100,0	100,0			
»Real Estate Management Poland« Sp. z.o.o., Warschau	100,0	100,0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99,0	99,0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	100,0	100,0			
Allegro Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100,0	100,0			
Allib Leasing s.r.o., Prag	100,0	100,0			
ALLIB ROM s.r.l., Bukarest	100,0	100,0			
ALMS Leasing GmbH., Salzburg	95,0	95,0			
ALV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ANI Leasing IFN S.A., Bukarest	100,0	100,0			
Antares Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Wien	99,8	99,8			
ARUNA Immobilienvermietung GmbH, Wien	99,8	99,8			
Austria Leasing GmbH, Wien	99,8	99,8			
Autogyör Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
BA CA SECUND Leasing GmbH, Wien	99,8	99,8			
BA Creditanstalt Bulus EOOD, Sofia	100,0	100,0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
BA-CA Adagio Leasing GmbH, Wien	99,8	99,8			
BA-CA Andante Leasing GmbH, Wien	100,0	100,0			
BA-CA Construction Leasing OOO, St. Petersburg	100,0	100,0			
BA-CA Export Leasing GmbH, Wien	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
BA-CA Ingatlanlízing Zrt. (BA-CA Ingatlanlízing Szolgáltató					
Zártkörüen Müködö Részvénytársaság), Budapest	100,0	100,0			
BA-CA Leasing Drei Garagen GmbH, Wien	99,8	99,8			
BA-CA Leasing MAR Immobilien Leasing GmbH, Wien	99,8	99,8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing TechRent GmbH, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Wien	100,0	100,0			
BA-CA Luna Leasing GmbH, Wien	99,8	99,8			
BA-CA Polaris Leasing GmbH, Wien	99,8	99,8			
BA-CA Presto Leasing GmbH, Wien	99,8	99,8			
BA-CA Zega Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
BA/CA-Leasing Beteiligungen GmbH, Wien	100,0	100,0			
BA/CA-Leasing Finanzierung GmbH, Wien	100,0	100,0			
BACA BARBUS Leasing d.o.o., Ljubljana	100,0	100,0			
BACA Baucis Leasing GmbH, Wien	99,8	99,8			
BACA CENA Immobilien Leasing GmbH, Wien	99,8	99,8			
BACA Cheops Leasing GmbH, Wien	99,8	99,8			
BACA Giocondo Leasing d.o.o., Sarajevo	100,0	100,0			
BACA HYDRA Leasing GmbH, Wien	99,8	99,8			
BACA KommunalLeasing GmbH, Wien	100,0	100,0			
BACA Leasing Alfa s.r.o., Prag	100,0	100,0			
BACA Leasing Carmen GmbH, Wien	99,8	99,8			
BACA Leasing Gama s.r.o., Prag	100,0	100,0			
BACA Leasing Nekretnine d.o.o., Banja Luka	100,0	100,0			
BACA Leasing und Beteiligungsmanagement GmbH, Wien	99,8	99,8			
BACA Minerva Leasing GmbH, Wien	100,0	100,0			
BACA Minos Leasing GmbH, Wien	99,8	99,8			
BACA Mobilien und LKW Leasing GmbH, Wien	100,0	100,0			
BACA PEGASUS Leasing GmbH, Wien	99,8	99,8			
BACA Romus Leasing IFN S.A., Bukarest	100,0	100,0			
BACA-Leasing Aquila Ingatlanhasznosító Kft, Budapest	100,0	100,0			
BACA-Leasing Gemini Ingatlanhasznosító Kft, Budapest	100,0	100,0			
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt	100,0	100,0			
Felelösségü Társaság, Budapest					
BACA-Leasing Lupus Ingatlanhasznosító Kft, Budapest	100,0	100,0			
BACA-Leasing Midas Ingatlanhasznosító Korlatólt					
Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Nero Ingatlanhasznosító Korlatólt					
Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Omikron Ingatlanhasznosító Kft., Budapest	100,0	100,0			
BACA-Leasing Ursus Ingatlanhasznosító Kft., Budapest	100,0	100,0			
BACAL ALPHA d.o.o., Zagreb	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
BACAL BETA Nekretnine d.o.o., Zagreb	100,0	100,0			
BACAL Versicherungsservice Holding GmbH, Wien	100,0	100,0			
BAL Carina Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Demeter Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Helios Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hestia Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Horus Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hypnos Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Leto Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
BAL Pan Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Sobek Immobilien Leasing GmbH, Wien	99,8	99,8			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94,9	94,9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100,0	100,0			
Bank Austria Creditanstalt KFZ Leasing GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100,0	100,0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100,0	100,0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100,0	100,0			
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG, Wien	100,0	100,0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Wien	100,0	100,0			
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Business City Management GmbH, Budapest	100,0	100,0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlatolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Euro s.r.o., Prag	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGENKAPITAL in Tausend	JAHRESERGEBNIS in Tausend
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Ovus s.r.o., Prag	100,0	100,0			
CA-Leasing Praha s.r.o., Prag	100,0	100,0			
CA-Leasing Senioren Park GmbH, Wien	99,8	99,8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100,0	100,0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CAC Full Service Leasing s.r.o., Bratislava	100,0	100,0			
CAC Full Service Leasing, s.r.o., Prag	100,0	100,0			
CAC IMMO, s.r.o., Prag	100,0	100,0			
CAC Leasing a.s., Prag	100,0	100,0			
CAC Leasing Slovakia a.s., Bratislava	100,0	100,0			
CAC poistovaci maklér, s.r.o., Bratislava	100,0	100,0			
CAC Pojist'ovací Maklérská spol. s.r.o., Prag	100,0	100,0			
CAC Real Estate, s.r.o., Prag	100,0	100,0			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
CALG 307 Mobilien Leasing GmbH, Wien	99,8	99,8			
CALG 443 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG 451 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Alpha Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, München	99,9	99,9			
CALG Anlagen Leasing GmbH & Co. OEG, Wien	100,0	100,0			
CALG Delta Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Gamma Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Wien	100,0	100,0			
CALG Immobilien Leasing GmbH, Wien	99,8	99,8			
CALG Minal Grundstückverwaltung GmbH, Wien	99,8	99,8			
centra bau Verwertungsgesellschaft m.b.H. & Co. OEG, Wien	100,0	100,0			
Charade Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Chefren Leasing GmbH, Wien	100,0	100,0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Contra Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Cristal Palace Real Estate, s.r.o., Prag	95,0	95,0			
Cukor Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
DEBO Leasing IFN S.A., Bukarest	100,0	100,0			
DLB LEASING s.r.o., Prag	100,0	100,0			
DLV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co KEG, Wien	100,0	100,0			
Expanda Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Wien	100,0	100,0			
FM Grundstücksverwaltungs GmbH & Co. KG, Bad Homburg	94,9	94,9			
FMC Leasing Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
FMZ Sigma Projektentwicklungs GmbH, Wien	99,8	99,8			
Folia Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Fugato Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Wien	99,8	99,8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,0	99,0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
Grundstücksverwaltung Linz-Mitte GmbH, Wien	99,8	99,8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG, Bregenz	100,0	100,0			
Hebros Auto E.O.O.D., Sofia	100,0	100,0			
Herku Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Hoka Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Honeu Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
HVB AGENT d.o.o. za posredovanje u osiguranju, Zagreb	100,0	100,0			
HVB AUTO LEASING EOOD, Sofia	100,0	100,0			
HVB CESAR d.o.o. Beograd, Belgrad	100,0	100,0			
HVB Fiero Leasing OOD, Sofia	100,0	100,0			
HVB Full Service d.o.o. Beograd, Belgrad	100,0	100,0			
HVB Független Biztosításközvetítö Szolgáltató Kft., Budapest	100,0	100,0			
HVB-Leasing Rubin Kft., Budapest	100,0	100,0			
HVB-Leasing Zafir Kft., Budapest	100,0	100,0			
HVB Leasing CPB d.o.o. , Sarajevo	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
HVB Leasing Czech Republic s.r.o., Prag	100,0	100,0			
HVB Leasing d.o.o., Sarajevo	100,0	100,0			
HVB Leasing Hungary Kereskedlmi Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB Leasing Hungary Zrt., Budapest	100,0	100,0			
HVB Leasing Imobiliar s.r.l., Bukarest	100,0	100,0			
HVB Leasing Insurance Broker Bulgaria OOD, Sofia	100,0	100,0			
HVB Leasing Insurance Broker s.r.l., Bukarest	99,8	99,8			
HVB Leasing Jupiter Kft., Budapest	100,0	100,0			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB LEASING OOD, Sofia	100,0	100,0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100,0	100,0			
HVB Leasing Slovakia s.r.o., Bratislava	100,0	100,0			
HVB Posrednik d.o.o., Belgrad	100,0	100,0			
HVB-Leasing Aida Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Dante Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Forte Ingatlanhasznositó Kartátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing GARO Kft., Budapest	100,0	100,0			
HVB-Leasing Hamlet Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Hermes Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing ImmoTruck Zrt., Budapest	100,0	100,0			
HVB-Leasing Ingatlanhasznositó Nano Kft., Budapest	100,0	100,0			
HVB-Leasing Ingatlanhasznositó Sole Kft., Budapest	100,0	100,0			
HVB-Leasing LAMOND Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Maestoso Ingatlanhasznosító Kartátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Othello Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Plutó Kft., Budapest (Stimmrechtsanteil: 70%)	100,0	100,0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Romania IFN S.A., Bukarest	100,0	100,0			
HVB-Leasing Sport Ingatlanhasznositó Kft., Budapest	100,0	100,0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Inprox Chomutov, s.r.o., Prag	100,0	100,0			
Inprox Karlovy Vary s.r.o., Prag	100,0	100,0			
INPROX Kladno, s.r.o., Prag	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
INPROX Poprad, Spol. s.r.o., Bratislava	100,0	100,0			
INPROX SR I., spol. s.r.o., Bratislava	100,0	100,0			
Intro Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Jausern-Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
KADMOS Immobilien Leasing GmbH, Wien	99,8	99,8			
Kamille Seniorenresidenz Immobilien GmbH, Wien	99,7	99,7			
Kulcsforma Ingatlanhasznosító Kft., Budapest	100,0	100,0			
Kunsthaus Leasing GmbH, Wien	100,0	100,0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Lagermax Leasing GmbH, Salzburg	99,8	99,8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Largo Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LEASFINANZ Bank GmbH, Wien	100,0	100,0			
LEASFINANZ GmbH, Wien	100,0	100,0			
LEASFINANZ Mobilienvermietung GmbH, Wien	100,0	100,0			
Legato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LF Beteiligungen GmbH, Wien	100,0	100,0			
LINO Hotel-Leasing GmbH, Wien	99,8	99,8			
Lipark Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Liva Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Wien	98,0	98,0			
Martianez Comercial S.A., Puerto de la Cruz	100,0	100,0			
MBC Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Melisse Immobilienbesitz GMBH, Wien	99,8	99,8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
MID Garagen GmbH, Wien	99,8	99,8			
MIK Beta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
MIK Ingatlankezelö Kft., Budapest	100,0	100,0			
MM Omega Projektentwicklungs GmbH, Wien	99,8	99,8			
Mögra Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Nage Lokalvermietungsgesellschaft m.b.H., Wien	99,8	99,8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Wien	57,5	57,5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Wien	95,0	95,0			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Wien	100,0	100,0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Wien	100,0	100,0			
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
OLG Industriegüter Leasing GmbH & Co.KG, Wien	86,1	86,1			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Wien	99,8	99,8			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
PAZONYI'98 Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
PELOPS Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Pestszentimrei Szakorvosi Rendelö Kft., Budapest	100,0	100,0			
Piana Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Polimar 13 Spólka z orgranczon odpowiedzialno ci, Warschau	100,0	100,0			
Polimar 6 Spólka z oraniczon odpowiedzialno ci, Warschau	100,0	100,0			
Posato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Rent Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Regev Realitätenverwertungsgesellschaft m.b.H., Wien	99,8	99,8			
Rondo Leasing GmbH, Wien	100,0	100,0			
RSB Anlagenvermietung Gesellschaft m.b.H., Wien	99,8	99,8			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100,0	100,0			
RWF Real – Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Wien	100,0	100,0			
Savka Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Seca-Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Seniorenwohnheim Trofaiach Gesellschaft mbH & Co KEG, Wien (Stimmrechtsanteil: 100%)	99,8	99,8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Shopping Center Györ Errichtungs und Betriebsgesellschaft mbH, Budapest	100,0	100,0			
SHS Leasing GmbH, Wien	99,8	99,8			
Sigma Leasing GmbH, Wien	99,8	99,8			
Sonata Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Wien	100,0	100,0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
UniCredit Leasing Croatia d.o.o. za leasing, Zagreb	100,0	100,0			
UniCredit Leasing TOB, Kiew	100,0	100,0			
UNICREDIT LEASING AD, Sofia	100,0	100,0			
Vape Communa Leasinggesellschaft m.b.H., Wien	99,8	99,8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Zagra Leasing d.o.o. za financiranje, Zagreb	100,0	100,0			
Bank Austria Trade Services Gesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	251357	[2]
Banking Transaction Services s.r.o., Prag[3]	100,0	100,0	EUR	1756	100
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München	100,0	100,0	EUR	294	[2]
Betaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0		EUR	306645	[1,3]
BodeHewitt AG & Co. KG, Grünwald	72,3		EUR	4569	4493

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
CABET-Holding-Aktiengesellschaft, Wien[3]	100,0	100,0	EUR	634154	11900
Teilkonzern mit Tochterunternehmen:[3]					
CABO Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	19444	[2]
Caibon.com Internet Services GmbH, Wien[3]	100,0	100,0	EUR	251057	[2]
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, München[5]	100,0	100,0	EUR	– 27730	-4675
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, München[5]	100,0	100,0	EUR	– 57327	1175
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, München[5]	100,0	100,0	EUR	– 63343	– 5193
Domus Bistro GmbH, Wien[3]	100,0	100,0	EUR	2373	21
Domus Clean Reinigungs GmbH, Wien[3]	100,0	100,0	EUR	1505	[2]
Domus Facility Management GmbH, Wien[3]	100,0	100,0	EUR	6773	[2]
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	20	[2]
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94,0	94,0	EUR	– 18437	706
Großkugel Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	– 3354	[2]
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), München	98,2	98,2	EUR	4495	[2]
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München	100,0		EUR	5101	4058
HVB Alternative Financial Products AG, Wien	100,0				
HVB Capital Asia Limited, Hongkong	100,0		EUR	108052	15696
HVB Capital Partners AG, München	100,0		EUR	12671	[1,4]
HVB Capital LLC, Wilmington	100,0				
HVB Capital LLC II, Wilmington	100,0				
HVB Capital LLC III, Wilmington	100,0				
HVB Capital LLC V, Wilmington	100,0				
HVB Capital LLC VI, Wilmington	100,0				
HVB Capital LLC VII, Wilmington	100,0				
HVB Capital LLC VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude mbH & Co KG, München[5]	100,0		EUR	871401	[2]
HVB Global Assets Company, L.P., City of Dover[4]	5,0		USD	1052249	79918
HVB Hong Kong Limited, Hongkong	100,0		USD	7724	246
HVB Immobilien AG, München	100,0		EUR	27030	[1,5]
HVB Information Services GmbH, München	100,0		EUR	901	[1,6]
HVB Investments (UK) Limited, George Town	100,0		GBP	199565	7336
HVB Leasing GmbH, Hamburg	100,0		EUR	22026	[1,7]
HVB Payments & Services GmbH, München[3]	100,0		EUR	5894	[1,8]
HVB Projekt GmbH, München	100,0	94,0	EUR	25626	[2]
HVB Tecta GmbH, München	100,0	94,0	EUR	1751	[2]
HVB U.S. Finance Inc., New York	100,0		USD	33583	7372
HVB Verwa 4 GmbH, München	100,0		EUR	307086	[1,9]

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
HVB Verwa 4.4 GmbH, München	100,0	100,0	EUR	65052	2
HVB-Leasing Smaragd Kft., Budapest[3]	100,0	100,0			
HVZ GmbH & Co. Objekt KG, München[5]	100,0	100,0	EUR	148065	2
Hypo (UK) Holdings Limited, London	100,0				
HypoVereinsFinance N.V., Amsterdam	100,0		EUR	2141	1366
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München[5]	100,0	100,0	EUR	26	2
Interra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	51	2
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München[5]	100,0	100,0	EUR	– 8330	925
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Wien[3]	99,1	99,1	EUR	2999	2
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München[5]	100,0	94,0	EUR	26	0
Orestos Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	10149	2
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München[5]	100,0	100,0	EUR	– 21292	– 4000
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München[5]	100,0	100,0	EUR	– 47408	– 11250
PARUS Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	2
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München[5]	100,0	100,0	EUR	500014	2
Roncasa Immobilien-Verwaltungs GmbH, München	90,0	90,0	EUR	– 42845	– 8358
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München[5]	100,0	100,0	EUR	2301	2
Sirius Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	– 143835	2
SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, München[5]	94,9	94,9	EUR	0	953
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München[5]	100,0	100,0	EUR	– 40200	– 3028
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, München[5]	75,0	75,0	EUR	– 269.554	– 13288
TIVOLI Grundstücks-Aktiengesellschaft, München	99,7	99,7	EUR	10636	3120
T & P Frankfurt Development B.V., Amsterdam	87,5	87,5	EUR	– 7060	– 22
T & P Vastgoed Stuttgart B.V., Amsterdam	87,5	87,5	EUR	– 16433	– 67
UniCredit CA IB Polska S.A., Warschau[3]	100,0	100,0	EUR	31789	13451
Universale International Realitäten GmbH, Wien[3]	100,0	100,0	EUR	185100	459
Teilkonzern mit Tochterunternehmen:[3]					
DiRana Liegenschaftsverwertungsgesellschaft mbH, Wien	100,0	100,0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H, Berlin	100,0	100,0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
GRUWA Grundbau und Wasserbau GmbH, Berlin	100,0	100,0			
ISB Universale Bau GmbH, Brandenburg	100,0	100,0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co.					
Finanzierungs OEG, Wien (Stimmrechtsanteil: 99,9%)	100,0	100,0			
Rana-Liegenschaftsverwertung GmbH, Wien	99,9	99,9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100,0	100,0			
Universale International Projektmanagement GmbH, Berlin	100,0	100,0			
Universale International Gesellschaft m.b.H., Wien	100,0	100,0			
Universale International Poland Sp.zo.o., Warschau	100,0	100,0			
Universale International Projektszervezesi Kft., Budapest	100,0	100,0			
Universale International spol s.r.o., Prag	100,0	100,0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H.,					
Berlin	100,0	100,0			
WAVE Solutions Information Technology GmbH., Wien[3]	100,0	100,0	EUR	13390	2025
1.2 Nicht konsolidierte Tochterunternehmen der HVB Group[6]					
1.2.1 Kreditinstitute					
HVB Investitionsbank GmbH, Hamburg	100,0	100,0	EUR	27013	[2]
Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage					
GmbH, Wien[3]	100,0	100,0	EUR	5050	277
FactorBank AG, Wien[3]	52,0	52,0	EUR	5354	164
HVB Banca pentru Locuinte S.A., Bukarest (Teilverkauf in 2007)	< 100,0	< 100,0	EUR	10270	– 1552
HVB Singapore Limited, Singapur	100,0	100,0	USD	14163	431
Mezzanin Finanzierungs AG, Wien[3]	56,7	56,7	EUR	30162	2922
Schoellerbank Invest AG, Salzburg[3]	100,0	100,0	EUR	3539	130
1.2.2 Sonstige nicht konsolidierte Unternehmen					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100,0	100,0			
»Artist« Marketing Entertainment GmbH, Wien[3]	100,0	100,0			
»CAFU« Vermögensverwaltung GmbH, Wien[3]	100,0	100,0			
»Diners Club CEE Holding AG«, Wien[3]	99,8	99,8	EUR	3593	539
»Prometheus« Immobilienerrichtungs- und -beteiligungs GmbH,					
Wien[3]	100,0	100,0			
A&T-Projektentwicklungs-Verwaltungs GmbH, München	66,7	66,7			
AB Immobilienverwaltungs-GmbH & Co. XENOR-KG, München					
(Stimmrechtsanteil: 66,7%)	94,0		EUR	– 6661	– 6513
AB Immobilienverwaltungs-GmbH, München	100,0	100,0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft					
m.b.H. & Co. OHG, Wien[3]	100,0	100,0			
Acis Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Active Bond Portfolio Management GmbH, Grünwald	100,0	100,0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100,0				
AE Liegenschaftsverwertung GmbH, Wien[3]	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
AGROB Aktiengesellschaft, Ismaning (Stimmrechtsanteil: 75,0 %)	52,7	52,7	EUR	16187	– 1647
AGRUND Grundstücks-GmbH, München	90,0	90,0			
Alfa Holding Ingatlanszolgaltato Kft., Györ[3]	95,0	95,0			
Alkmene Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Allcasa Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	5	1455
ALLTERRA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	– 6209	171
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, München	100,0	100,0			
Altea Verwaltungsgesellschaft mbH, München	100,0	100,0			
Amphitryon Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Antus Immobilien- und Projektentwicklungs GmbH, München	90,0	90,0	EUR	– 16497	– 1656
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, München	100,0	100,0	EUR	– 23196	– 25
Apir Verwaltungsgesellschaft mbH, München	100,0	100,0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0			
Arena Stadion Beteiligungsverwaltungs-GmbH, München	100,0				
Argentum Media GmbH & Co. KG, Hamburg	100,0	100,0			
Asset Management Bremen GmbH, Bremen	100,0	100,0			
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0			
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, München	100,0	100,0	EUR	– 673	1032
B.I. International Limited, George Town	100,0	100,0			
BA Worldwide Fund Management Ltd. i.L., Tortola[3]	100,0	100,0	USD	32	6254
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Wien[3]	51,0	51,0	EUR	1196	743
BA-CA Betriebsobjekte AG & Co Beta Vermietungs OEG, Wien[3]	100,0	100,0			
BA-CA Betriebsobjekte Praha spol.s.r.o., Prag[3]	100,0	100,0	CZK	207507	21506
BA-CA Infrastructure Finance Advisory GmbH, Wien[3]	100,0	100,0			
BA-CA Private Equity GmbH, Wien[3]	100,0	100,0	EUR	3033	[2]
BA-CA Real Invest Asset Management GmbH, Wien[3]	100,0	100,0			
BA-CA Wien Mitte Holding, Wien[3]	100,0	100,0			
BA-CA-GVG Holding GmbH, Wien[3]	100,0	100,0			
BACAI i.L., London[3]	100,0	100,0			
BaLea Soft GmbH & Co. KG, Hamburg	100,0	100,0	EUR	1829	624
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Baltic Business Center Sp.z.o.o., Gdynia[3]	62,0	62,0	EUR	– 19296	1390
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Wien[3]	100,0	100,0			
Bank Austria Cayman Islands (Management) Ltd., George Town[3]	100,0	100,0			
Bank Austria Cayman Islands (Nominees) Ltd., George Town[3]	100,0	100,0			
Bank Austria Creditanstalt Finanzservice GmbH, Wien[3]	100,0	100,0	EUR	1525	[2]
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Wien[3]	100,0	100,0	EUR	19	[2]

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Wien[3]	100,0	100,0			
Bank Austria Creditanstalt Versicherungsdienst GmbH, Wien[3]	81,0	81,0			
Bank Austria-CEE BeteiligungsgmbH, Wien[3]	100,0	100,0			
Bank Rozwoju Energetyki i Ochrony Srodowiska Spólka Akcyjna »Megabank« i.L., Warschau (Stimmrechtsanteil: 0%)[3]	100,0	100,0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100,0				
Bayern Power Limited, London	100,0		GBP	1910	77
BD Industrie-Beteiligungsgesellschaft mbH, München	100,0				
BFAG – Holding Gesellschaft m.b.H, Wien[3]	100,0	100,0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, München	100,0				
BIL Aircraftleasing GmbH, Grünwald	100,0	100,0			
BIL Beteiligungstreuhand GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, München (Stimmrechtsanteil: 99,8%)	100,0	100,0	EUR	3458	188
BIL Immobilien Fonds GmbH, München	100,0	100,0			
BIL Leasing-Fonds GmbH & Co VELUM KG, München	100,0				
BIL Leasing-Fonds Verwaltungs-GmbH, München	100,0	100,0			
BIL V & V Vermietungs GmbH, München	100,0	100,0			
Blue Capital Canadian Investments Inc., Toronto	100,0	100,0			
Blue Capital Canadian Mangement Inc., Toronto	100,0	100,0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Equity GmbH, Hamburg	100,0	100,0	EUR	12218	12714
Blue Capital Equity Management GmbH, Hamburg	100,0	100,0	EUR	775	467
Blue Capital Equity Sekundär GmbH, Hamburg	100,0	100,0			
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100,0	100,0	EUR	1637	449
Blue Capital Europa Immobilien GmbH & Co. Achte Objekte Großbritannien KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Fonds GmbH, Hamburg	100,0	100,0	EUR	2189	–4171
Blue Capital GmbH, Hamburg	100,0		EUR	1805	[1,10]
Blue Capital Immobilien und Verwaltung Sekundär GmbH, Hamburg	100,0	100,0	EUR	19	6
Blue Capital Initiatoren GmbH, Hamburg	100,0	100,0			
Blue Capital Investment Inc., Dallas	100,0	100,0	USD	6134	3203
Blue Capital Management Inc., Dallas	100,0	100,0	USD	1957	841
Blue Capital Metro Amerika Inc., Atlanta	100,0	100,0			
Blue Capital Note Erste GmbH & Co. KG, Hamburg	100,0	100,0			
Blue Capital Note Erste GmbH, Hamburg	100,0	100,0			
Blue Capital Note Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
Blue Capital Private Assets GmbH, Hamburg	100,0	100,0			
Blue Capital Real Estate GmbH, München	100,0	100,0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0	EUR	1642	310
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Trust GmbH, Grünwald	100,0	100,0			
BodeHewitt Beteiligungs AG, Grünwald	72,3				
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	60	[2]
Buchstein Immobilienverwaltung Gesellschaft m.b.H., Wien[3]	100,0	100,0			
BV Finance Praha s.r.o. i.L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, München	100,0	100,0	EUR	72	[2]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0	EUR	31	[2]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	511	[2]
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BVK 2 GmbH i.L., München	100,0	100,0			
CA European Bond Advisor S.A., Luxemburg[3]	100,0	100,0			
CA IB Bulinvest EOOD, Sofia[3]	100,0	100,0			
CA IB Corporate Finance a.s., Prag[3]	100,0	100,0	EUR	2403	1330
CA IB Corporate Finance d.d., Ljubljana[3]	100,0	100,0			
CA IB Corporate Finance d.o.o., Belgrad[3]	100,0	100,0	EUR	747	571
CA IB Corporate Finance Limited, London[3]	100,0	100,0			
CA IB Corporate Finance OOO, Moskau[3]	100,0	100,0	EUR	1633	118
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest[3]	100,0	100,0	HUF	379939	170492
CA IB d.d., Zagreb[3]	100,0	100,0	EUR	1069	178
CA IB Financial Advisers a.s., o.c.p., Bratislava[3]	100,0	100,0			
CA IB Romania SRL, Bukarest[3]	100,0	100,0	EUR	146	– 485
CA IB Securities (Ukraine) AT, Kiew[3]	100,0	100,0			
CA IB Securities S.A. (Bucharest), Bukarest[3]	100,0	100,0			
CAE Praha a.s., Prag[3]	100,0	100,0	CZK	73671	– 725
Cameron Granville 2 Asset Management Inc., Manila	100,0	100,0	PHP	– 319087	– 321047
Cameron Granville 3 Asset Management Inc., Manila	100,0	100,0	PHP	– 496439	– 527689
Cameron Granville Asset Management (SPV-AMC), Inc., Makati City	100,0	100,0	PHP	– 303623	– 366524
Cards & Systems EDV-Dienstleistungs GmbH, Wien[3]	58,0	58,0	EUR	864	271
CDT Advisor S.A., Luxembourg, Luxemburg[3]	100,0	100,0			
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest[3]	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u.Co. KEG, Wien[3]	83,6	83,6	EUR	1448	–564
Chemie Pensionsfonds AG, München	100,0		EUR	5476	–3338
Christoph Reisegger Gesellschaft m.b.H., Wien[3]	100,0	100,0			
City-Hotel GmbH, München	100,0	100,0			
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
COBB Beteiligungen und Leasing GmbH, Wien[3]	50,3	50,3			
Comes Bauconcept GmbH, München	100,0	100,0			
Cornus Immobilien- und Vermietungs GmbH, München	100,0	100,0			
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Creditanstalt Global Markets Fund Advisor S.A., Luxembourg i.L., Luxemburg[3]	100,0	100,0			
Crescat Equity 1 Beteiligungsgesellschaft mbH & Co. KG, Hamburg	59,4	59,4	EUR	38397	–2196
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
DANIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Delpha Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Diners Club Czech Republic s.r.o., Prag[3]	100,0	100,0			
Diners Club Polska Sp.z.o.o., Warschau[3]	100,0	100,0			
Diners Club Slowakei s.r.o., Bratislava[3]	100,0	100,0			
Dione Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, München	100,0	100,0	EUR	9929	191
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Wien[3]	100,0	100,0			
EK Mittelstandsfinanzierungs AG, Wien[3]	98,0	98,0	EUR	16408	–949
Enderlein & Co. GmbH, Bielefeld	100,0	100,0	EUR	114	[2]
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Mose KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5	EUR	674	–155
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Grefrath KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5	EUR	–352	–187
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Krähenberg KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5	EUR	–1376	–901
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Wien[3]	100,0	100,0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100,0	100,0			
Euro-Bond Blue Capital Verwaltungs GmbH, Bad Soden	100,0	100,0			
Euromarketing AG, Wien[3]	71,2	71,2	EUR	–6576	–222
Euroventures-Austria-CA-Management GesmbH, Wien[3]	100,0	100,0	EUR	3604	652
Evaris Objektgesellschaft Beteiligungs GmbH, München	100,0	100,0	EUR	26	[2]
Evaris Objekt-GmbH & Co. KG, München	100,0	100,0	EUR	511	[2]
Family Trust Management Europe S.A., Luxemburg	80,0	80,0	EUR	447	227

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, München	100,0	100,0	EUR	– 18765	1797
Ferra Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
FGB Grund und Boden GmbH & Co. KG, München	94,0	94,0	EUR	– 6003	– 4045
FGB Grund und Boden Verwaltungs GmbH, München	100,0	100,0			
Financial Risk Management GmbH, Wien[3]	100,0	100,0			
FM Beteiligungs AG, Wien[3]	50,0	50,0			
FMZ Savaria Szolgáltató Kft, Budapest[3]	75,0	75,0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Wien[3]	100,0	100,0			
Food & more GmbH, München	100,0		EUR	100	[1,11]
Freizeitpark Oberlaa Vermietungs GmbH, Wien[3]	75,0	75,0			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, München	100,0	100,0	EUR	708	[2]
G.F.S. Management Kantoor B.V., Den Haag	100,0	100,0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Wien[3]	99,0	99,0	EUR	55191	[2]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100,0	100,0	EUR	26	[2]
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, München	100,0	100,0	EUR	242	[2]
GE Immobilienverwaltungs-GmbH, München	98,0	98,0			
Goethe Galerie Centermanagement GmbH, Jena	100,0	100,0			
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Wien[3]	100,0	100,0			
Grand Central Re Limited, Hamilton	92,5		USD	56165	1079
Gründerfonds GmbH & Co. KEG, Wien[3]	100,0	100,0	EUR	11389	– 191
Gründerfonds GmbH, Wien[3]	100,0	100,0			
Grundstücksgesellschaft Simon beschränkt haftende Kommandit-gesellschaft, München	100,0	100,0	EUR	52	[2]
GUS Consulting GmbH, Wien[3]	100,0	100,0	EUR	1805	-28195
H & B Immobilien GmbH & Co. Objekte KG, München	100,0	100,0	EUR	5	[2]
H.F.S. Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 14 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 19 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., Den Haag	100,0	100,0			
H.F.S. Immobilienfonds Europa 4 KG, München	100,0	100,0			
H.F.S. Immobilienfonds GmbH, Ebersberg	100,0	100,0	EUR	– 3130	664
H.F.S. Komplementärs GmbH, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Hawai« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, München	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH, Ebersberg	100,0	100,0			
H.F.S. Schiffs-Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Value Management GmbH, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 3 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 4 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Zweitmarktfonds GmbH, München	100,0	100,0			
Halos GmbH & Co. Objekt KG, München	100,0	100,0	EUR	8191	[2]
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, München	100,0	100,0	EUR	276	[2]
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, München	100,0	100,0	EUR	54	[2]
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100,0	100,0	EUR	– 8642	– 3941
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HESTAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
HMIS Management Information & Service GmbH, München	100,0	100,0			
Hotel Seddiner See GmbH, Berlin	94,0	94,0	EUR	– 217	307
HVB Alternative Advisors LLC, New York	100,0		USD	75079	1
HVB Asia Advisers Sdn. Bhd., Kuala Lumpur	100,0	100,0			
HVB Asia Limited, Singapur	100,0		USD	35821	1087
HVB Asset Leasing Limited, London	100,0	100,0	USD	88078	6316
HVB Asset Management Asia Ltd., Singapur	100,0	100,0	USD	7856	1938
HVB Asset Management Holding GmbH, München	100,0	100,0	EUR	241952	[2]
HVB Australia Pty Ltd., Sydney	100,0	100,0	AUD	4384	– 146
HVB Beteiligungsgesellschaft mbH, München	100,0				
HVB Cape Blanc LLC, Wilmington	100,0	100,0			
HVB Capital Management, Inc., New York	100,0	100,0			
HVB Capital Markets Inc., New York	100,0	100,0	USD	27827	– 656
HVB Capital Partners S.à.r.l., Luxemburg	100,0	100,0	EUR	44101	43653
HVB Consult GmbH, München	100,0		EUR	1023	[1,12]
HVB Credit Advisors Limited, Dublin	100,0		EUR	2709	124
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	100,0		EUR	818	[1,13]
HVB Energy Holdings LLC, New York	100,0				
HVB Expertise GmbH, München	100,0				
HVB Export Leasing GmbH, München	100,0				

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
HVB Factor Pénzügyi Szolgáltató Zrt., Budapest[3]	100,0	100,0			
HVB Factoring s.r.o., Bratislava[3]	100,0	100,0	SKK	1260	–6883
HVB Factoring s.r.o., Prag[3]	100,0	100,0	CZK	50034	10
HVB Finance London Limited, London	100,0				
HVB Financne sluzby s.r.o., Bratislava[3]	100,0	100,0			
HVB Finanzberatung GmbH, München	100,0	100,0	EUR	26	[2]
HVB FondsFinance GmbH, München	100,0	5,0	EUR	2275	1252
HVB Fund Services Limited i.L., Dublin	100,0				
HVB Funding Trust II, Wilmington	100,0				
HVB Funding Trust VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, München	100,0				
HVB Global Assets Company (GP), LLC, City of Dover	100,0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava[3]	100,0	100,0	SKK	68057	10857
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxemburg	100,0		EUR	1725	19926
HVB International Asset Leasing GmbH, München	100,0		EUR	–7149	–335
HVB Leasing International GmbH & Co. KG, Hamburg	100,0	100,0			
HVB Leasing Limited Partnership, Wilmington	100,0	1,0			
HVB Life Science GmbH & Co. Beteiligungs-KG, München	100,0				
HVB Life Science GmbH, München	100,0				
HVB Loan Portfolio GmbH & Co. KG, München	100,0				
HVB Loan Portfolio Verwaltungs-GmbH, München	100,0				
HVB London Investments (AVON) Limited, London	100,0		USD	162	2414
HVB London Investments (Blackwater) Limited, London	100,0				
HVB London Investments (CAM) Limited, London	100,0		GBP	142	154
HVB London Trading Ltd., London	100,0				
HVB MG LLC, New York	100,0	100,0			
HVB Mortgage Capital Corp., Wilmington	100,0	100,0			
HVB Pensionsfonds AG, München	100,0		EUR	23347	–15
HVB Pensionsfonds-Service GmbH, München	100,0	100,0	EUR	25	[2]
HVB PGUP LLC, New York	100,0	100,0			
HVB Principal Equity GmbH, München	100,0		EUR	34	[1,14]
HVB Profil Gesellschaft für Personalmanagement mbH, München	100,0		EUR	28	[1,15]
HVB Projekt Emilienhof GmbH & Co. KG, München	100,0	100,0	EUR	250	[2]
HVB Projekt Emilienhof Verwaltungs GmbH, München	100,0	100,0			
HVB Projekt Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HVB Rating Advisory GmbH, München	100,0				
HVB Reality CZ s.r.o., Prag[3]	100,0	100,0	CZK	62226	42151
HVB Realty Capital Inc., New York	100,0	100,0	USD	–1373	–387
HVB Russell Management GmbH, München	51,0				
HVB Secur GmbH, München	100,0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100,0				
HVB Structured Invest S.A., Luxemburg-Kirchberg	100,0		EUR	1069	–925
HVB Verwa 1 GmbH, München	100,0				
HVB Verwa 3 GmbH, München	100,0		EUR	767	[1,16]

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGENKAPITAL in Tausend	JAHRESERGEBNIS in Tausend
HVB Verwa 4.1 GmbH, München	100,0	100,0	EUR	25	[2]
HVB Verwa 4.6 GmbH, München	100,0	100,0	EUR	25	[2]
HVB Verwa 5 GmbH & Co. Restrukturierung KG, Bochum	100,0				
HVB Verwa 5 GmbH, München	100,0				
HVB Verwa 6 GmbH, München	100,0		EUR	21	[1,17]
HVB Verwa 7 GmbH, München	100,0		EUR	21	[1,18]
HVB Verwa 8 GmbH, München	100,0		EUR	24	[1,19]
HVBFF Baumanagement GmbH, München	100,0	100,0	EUR	50	[2]
HVBFF Beteiligungstreuhand GmbH, München	100,0	100,0			
HVBFF International Greece GmbH, München	100,0	100,0			
HVBFF Internationale Leasing GmbH, München	100,0	100,0			
HVBFF Kapitalvermittlungs GmbH, München	100,0	100,0	EUR	19	[2]
HVBFF Leasing & Investition GmbH & Co Achte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Sechste KG, München	100,0	100,0			
HVBFF Leasing Objekt GmbH, München	100,0	100,0			
HVBFF Leasing-Fonds Verwaltungs GmbH, München	100,0	100,0			
HVBFF Objekt Beteiligungs GmbH, München	100,0	100,0			
HVBFF Objekt Leipzig GmbH, München	70,0	70,0			
HVBFF Produktionshalle GmbH, München	100,0	100,0			
HVBFF Verwaltungs GmbH, München	100,0	100,0			
HVZ GmbH & Co. Objekt Unterföhring KG, München	100,0	100,0	EUR	26	[2]
Hyperion Immobilienvermietungsgesellschaft m.b.H., Wien[3]	99,0	99,0	EUR	49479	[2]
Hypo-Bank Verwaltungszentrum GmbH, München	100,0	100,0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, München	80,0	80,0	EUR	– 3696	– 6472
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, München	100,0	100,0	EUR	128	[2]
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co.KG, Wien (Stimmrechtsanteil: 76,2%)[3]	74,4	74,4	EUR	2455	61
Immobilien Rating GmbH, Wien[3]	99,0	99,0			
Immobilien Vermietungs GmbH & Co Projekt Gumpendorferstraße 140 KEG, Wien (Stimmrechtsanteil: 87,3%)[3]	46,3	46,3			
IMWA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Wien[3]	99,9	99,9	EUR	153	[2]
Informations-Technologie Austria GmbH, Wien[3]	61,4	61,4	EUR	22491	162
Infrastruktur Holding GmbH, Wien[3]	100,0	100,0			
Interpark Management GmbH & Co. KG, München	100,0	100,0			
Interpark Management Verwaltungs GmbH, München	100,0	100,0			
IR Services SP. ZO.O, Warschau[3]	99,0	99,0			
Irodahaz Tanácsado Kft, Budapest[3]	100,0	100,0	HUF	– 973228	– 125645
Isar-Seine Immobilien GmbH, München	100,0				
Ispona Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
IVONA Beteiligungsverwaltung GmbH, Wien[3]	100,0	100,0	EUR	1836	538

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
Kamille Seniorenresidenz Immobilien GmbH & Co. KEG, Wien					
(Stimmrechtsanteil: 100 %)[3]	99,8	99,8			
Karolina Lenfonó Kft., Budapest[3]	100,0	100,0			
Keller Crossing L.P., Atlanta	100,0	100,0	USD	175	– 736
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße II KG, München	100,0	100,0	EUR	– 7122	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße III KG, München	100,0	100,0	EUR	– 5762	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße KG, München	100,0	100,0	EUR	– 23695	0
KHR Projektentwicklungsgesellschaft mbH, München	100,0	100,0			
KLEA ZS-Immobilienvermietung G.m.b.H., Wien[3]	100,0	100,0	EUR	2660	85
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Wien[3]	100,0	100,0	EUR	1473	– 449
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H.,					
Wien[3]	100,0	100,0	EUR	3244	87
Kunstforum Handelsgesellschaft m.b.H., Wien[3]	100,0	100,0			
LADIS Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Ladon Verwaltungsgesellschaft mbH, München	100,0	100,0			
Laimberg 81. V V AG, München	100,0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura[3]	98,7	98,7	EUR	9	– 5444
Landos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
LB Fonds Beratungsgesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	59098	47163
LB Holding Gesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	51168	2074
Leng Loi Limited, Hongkong	100,0				
LFL Luftfahrzeug Leasing GmbH, Hamburg	100,0	100,0	EUR	2127	– 439
Life Britannia GP Limited, Edgware	100,0	100,0			
Life Britannia Management GmbH, Grünwald	100,0	100,0			
Life Management Zweite GmbH, Grünwald	100,0	100,0	EUR	26	[2]
Life Mangagement Erste GmbH, München	100,0	100,0	EUR	24	[2]
Life Science I Beteiligungs GmbH, München	100,0	100,0	EUR	– 1637	– 24
Life Verwaltungs Erste GmbH, München	100,0	100,0			
Life Verwaltungs Zweite GmbH, Grünwald	100,0	100,0			
M.A.I.L. Alpha Real Estate Management s.r.o., Prag[3]	100,0	100,0			
M.A.I.L. Beteiligungsmanagement GmbH, Wien[3]	100,0	100,0			
M.A.I.L. CEE Property Invest GmbH, Wien[3]	100,0	100,0	EUR	1515	0
M.A.I.L. Eta Real Estate Management s.r.o., Prag[3]	100,0	100,0			
M.A.I.L. Finanzberatung GmbH, Wien[3]	100,0	100,0	EUR	4039	165
M.A.I.L. Gamma Real Estate Management s.r.o., Prag[3]	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co.					
KEG, Wien[3]	100,0	100,0			
M.A.I.L. Porperty Invest GmbH & Co. Delta KEG, Wien[3]	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Wien[3]	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Wien[3]	100,0	100,0			
M.A.I.L. Private Equity GmbH, Wien[3]	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
M.A.I.L. Real Estate Management Jota Bratislava s.r.o., Bratislava[3]	100,0	100,0			
M.A.I.L. STRATOS REAL Sp.Z o.o. Spk, Warschau[3]	100,0	100,0	PLN	54653	11955
M.A.I.L. Stratos Real Sp.zo.o., Warschau[3]	100,0	100,0			
M.A.I.L. Warschau Property Invest Alpha GmbH, Wien[3]	100,0	100,0	EUR	12	– 221
M.A.I.L. Zeta Real Estate Management s.r.o., Prag[3]	100,0	100,0			
Manfred Handbüchler GmbH, Wien[3]	100,0	100,0	EUR	8	[2]
Marienplatz Großgarage GmbH, München	66,7	66,7	EUR	601	257
Mather MA Leasing GmbH & Co OHG, Wien (Stimmrechtsanteil: 0 %)[3]	100,0	100,0			
MC Marketing GmbH, Wien[3]	100,0	100,0	EUR	306	– 822
MC Retail GmbH, Wien[3]	100,0	100,0	EUR	50	– 1467
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, München	100,0	100,0			
Mercator Industrie- und Büro-Center GmbH, München	100,0	100,0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[2]
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	13692	1002
MFT Multifunktionale Trainingsgeräte GmbH, Guntramsdorf[3]	74,0	74,0			
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
MLI Münchener Leasing & Investition Dreizehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investiton Siebte GmbH, München	100,0	100,0			
Mobility Concept GmbH, München	60,0	60,0	EUR	3385	735
Motion Picture Markets GmbH & Co KG, Grünwald	50,0	50,0			
Motion Picture Production GmbH, Grünwald	51,2	51,2			
Movie Market Beteiligungs GmbH, München	100,0	100,0			
Movie Market Dritte Produktions GmbH i. L., Grünwald	100,0	100,0			
Movie Market Erste Produktions GmbH i. L., Grünwald	100,0	100,0			
Movie Market Zweite Produktions GmbH i. L., Grünwald	100,0	100,0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100,0	100,0			
MY Beteiligungs GmbH, Wien[3]	100,0	100,0			
MY Drei Handels GmbH, Wien[3]	100,0	100,0			
MY Fünf Handels GmbH, Wien[3]	50,0	50,0			
MY Sechs Handels GmbH, Wien[3]	100,0	100,0			
Nadinion Verwaltungsgesellschaft mbH, München	100,0	100,0			
Ningbo Holding GmbH, München	100,0	100,0	EUR	7108	– 2
NXP Co-Investment Partners VIII, L.P., London	85,0	85,0			
Objekt Secunda v.o.s., Prag[3]	100,0	100,0			
Objekt Tertia v.o.s., Prag[3]	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	– 1773	317
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0	EUR	0	881
Olos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR		in Tausend	in Tausend
Omnia Grundstücks-GmbH & Co. Betriebs KG, München	100,0	94,0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, München	100,0	94,0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, München	100,0	94,0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, München	100,0	100,0			
Omnia Grundstücks-GmbH, München	100,0	100,0			
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, München	51,0	51,0			
Palais Rothschild Vermietung GmbH, Wien[3]	100,0	100,0			
Palais Rothschild Vermietungs GmbH & Co OEG, Wien[3]	100,0	100,0	EUR	1908	359
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Wien[3]	100,0	100,0			
Pegasus Bauträger GmbH, München	100,0	93,8	EUR	26	[2]
Pegasus Project Stadthaus Halle GmbH, München	100,0	93,8	EUR	26	[2]
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München	100,0		EUR	– 1585	346
Perterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Pioneer Asset Management SAI S.A., Bukarest[3]	100,0	100,0	RON	1885	– 454
Plan Trade Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
PlanetHome AG, München (Stimmrechtsanteil: 99,9%)	90,8		EUR	27382	2901
PlanetHome GmbH, Mannheim	100,0	100,0	EUR	560	– 1561
Plottos Verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	– 553	[2]
PORA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0	100,0			
Projekt-GbR Kronstadter Straße München, München	75,0	75,0	EUR	– 12097	0
Prunus Immobilien- und Vermietungs GmbH, München	100,0	100,0	EUR	– 7355	– 2
Quadraterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Quinterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
RAILTERRA Immobilienverwaltungs GmbH, München	100,0	100,0			
Randus Beteiligungs GmbH, München	100,0	100,0	EUR	26	[2]
Real Invest »Atlas« Immobilienerrichtungs- und -beteiligungs GmbH , Wien[3]	100,0	100,0			
Real Invest Asset Management Czech Republic s.r.o., Prag[3]	100,0	100,0			
Real Invest Immobilien GmbH, Wien[3]	100,0	100,0			
Real Invest Property GmbH & Co SPB Jota KEG, Wien[3]	100,0	100,0			
Real Invest Property GmbH & Co Zeta KEG, Wien[3]	100,0	100,0			
Real Invest Property GmbH & Co. Eta KEG, Wien[3]	100,0	100,0			
Real Invest Property GmbH, Wien[3]	100,0	100,0			
Real Invest Property Invest GmbH & Co. Epsilon KEG, Wien[3]	100,0	100,0			
Real Invest Vermögensberatung GmbH, Wien[3]	100,0	100,0	EUR	130	[2]
RE-St.Marx Holding GmbH, Wien[3]	100,0	100,0	EUR	22	[2]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR			
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, München	100,0	100,0			
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., München	97,0	97,0			
Rotus Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	26	[2]
Rudolf Piber 2001 GmbH, Wien[3]	100,0	100,0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, München	100,0	100,0	EUR	1534	[2]
Salvatorplatz-Grundstücksgesellschaft mbH, München	100,0	100,0	EUR	119	[2]
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, München	100,0	100,0			
Saphira Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Sas-Real Kft., Budapest[3]	100,0	100,0	HUF	500738	983
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, München	100,0	100,0	EUR	24	[2]
Schoeller Leasing Gesellschaft m.b.H., Wien[3]	100,0	100,0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Wien[3]	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, München	100,0	100,0	EUR	–2082	2369
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, München	90,0	90,0			
Schönefeld Wohn- und Gewerbebau GmbH, München	100,0	100,0			
Selfoss Beteiligungsgesellschaft mbH, München	100,0	100,0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungs-gesellschaft m.b.H., Stockerau[3]	99,8	99,8	EUR	103	180
SFS Financial Services GmbH, Wien[3]	100,0	100,0			
SIA »HVB Leasing«, Riga (Teilverkauf in 2007)	100,0	100,0	EUR	916	443
Sigma Holding Ingatlanszolgaltato Kft, Budapest[3]	95,0	95,0			
Simon Verwaltungs-Aktiengesellschaft i.L., München	<100,0		EUR	3048	28
SINERA AG, Zug[3]	100,0	100,0			
SKOGAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
sm-end-2-end.de AG, München	100,0		EUR	1921	28
Sole-Felsen-Bad Waldviertel GmbH, Gmünd[3]	57,0	57,0			
Solos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Spree Galerie Hotelbetriebsgesellschaft mbH, München	100,0	100,0	EUR	249	[2]
SR Immobilien Verwaltungs GmbH, München	100,0				
STARS Geschäftsführungs- und Verwaltungs-GmbH, München	100,0				
STARS GmbH & Co. KGaA, München	100,0				
Status Vermögensverwaltung GmbH, Hamburg	100,0	100,0	EUR	1285	–190
Structured Lease GmbH, Grünwald	100,0	100,0	EUR	750	[2]
Synterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Tai Tam Limited, London	100,0				
TALISA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TC – QUINTA Immobilienerrichtungsgesellschaft m.b.H., Wien[3]	100,0	100,0			
TC – QUINTA Projektverwaltungsgesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	2965	–3

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGENKAPITAL in Tausend	JAHRESERGEBNIS in Tausend
TC Projektverwaltungsges.m.b.H., Wien[3]	99,8	99,8			
TC Quarta Projektverwaltungsgesellschaft m.b.H., Wien[3]	100,0	100,0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Wien[3]	99,8	99,8			
TCHA Immobilien Verwaltungs-GmbH, München	100,0	100,0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	– 380	249
TC-QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	2050	286
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Wien[3]	99,8	99,8	EUR	– 5570	– 1553
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Wien[3]	100,0	100,0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
TERRCASA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, München	75,0		EUR	– 12805	0
TERRENO Grundstücksverwaltung GmbH, München	75,0	75,0			
Terronda Development B.V., Amsterdam	100,0	100,0			
Theta Fünf HandelsgmbH, Wien[3]	100,0	100,0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
Transterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Wien[3]	100,0	100,0	EUR	– 11448	199
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Wien[3]	99,4	99,4	EUR	– 14322	– 428
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Wien[3]	99,0	99,0	EUR	– 12087	– 676
Treuconsult Beteiligungsgesellschaft m.b.H., Wien[3]	100,0	100,0	EUR	60812	[2]
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Wien[3]	97,7	97,7	EUR	– 31144	– 2336
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0				
Triple A Rating Advisors Beratung GmbH, Wien[3]	100,0	100,0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Triton Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Ubiterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	– 66	1012
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	473	[2]
US Property Investments Inc., Dallas	100,0		USD	5990	881
V.M.G. Vermietungsgesellschaft mbH, München	100,0	100,0			
VBII Industrie und Immobilien GmbH, Hamburg[3]	100,0	100,0	EUR	6282	117
VCI Volta Center Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	– 23136	650
Verba Verwaltungsgesellschaft mbH, München	100,0		EUR	1567	– 830
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100,0				

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100,0		EUR	708	[1,20]
Vintners London Investments (Nile) Limited, George Town	100,0	100,0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	[2]
VOTIV Versicherungsvermittlungs-GesmbH, Wien[3]	100,0	100,0			
VuWB Investments Inc., Atlanta	100,0	100,0	USD	3605	1799
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, München	100,0	80,0	EUR	475	[2]
VWP Facility Management Gesellschaft m.b.H., Götzis[3]	100,0	100,0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest[3]	100,0	100,0	HUF	83661	39521
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Wien[3]	99,8	99,8	EUR	– 3480	– 341
WEAG Leasing Gesellschaft m.b.H., Wien[3]	100,0	100,0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Wien[3])	100,0	100,0	EUR	1657	– 1024
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Wien[3]	54,7	54,7	EUR	13	[2]
ZAO IMB-Real Estate, Moskau[3]	100,0	100,0			
Zapadni Trgovacki Centar d.o.o., Rijeka[3]	100,0	100,0			
ZETA Acht Handels GmbH, Wien[3]	100,0	100,0			
ZETA Fünf Handels GmbH, Wien[3]	100,0	100,0			
ZETA Neun Handels GmbH, Wien[3]	100,0	100,0			
2 Gemeinschaftsunternehmen (Joint Ventures)[6]					
2.1 Gemeinschaftsunternehmen von untergeordneter Bedeutung					
2.1.1 Kreditinstitute					
Notartreuhandbank AG, Wien[3]	25,0	25,0	EUR	14498	4361
2.1.2 Sonstige Unternehmen					
CGE Power Limited, London	33,3	33,3	GBP	– 19448	– 36
Global Life Science Limited Partnership, St. Peter Port	23,8		EUR	15607	– 943
Heizkraftwerk Cottbus Verwaltungs GmbH, München	33,3		EUR	196	461
Heizkraftwerke-Pool-Verwaltungs-GmbH, München	33,3		EUR	154	608
Interfinanziaria S.A., Paradiso-Lugano	33,3	33,3	CHF	2296	– 63
N665UA Offshore GP, LLC, Wilmington, Delaware	33,3	33,3			
N665UA Offshore OP, L.P., Wimington, Delaware (Stimmrechtsanteil: 0%)	33,2	33,2			
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart[3]	50,0	50,0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart[3]	50,0	50,0	EUR	29286	– 82
UBF Mittelstandsfinanzierungs AG, Wien[3]	24,1	24,1	EUR	13049	172
Udeko Handelsgesellschaft mbH, Luxemburg	24,9	24,9	EUR	2792	12
Wertweiser GmbH, München	50,0	50,0			

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
3 Assoziierte Unternehmen					
3.1 At-Equity bewertete assoziierte Unternehmen					
3.1.1 Kreditinstitute					
Adria Bank Aktiengesellschaft, Wien[3]	25,5	25,5	EUR	30590	1888
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck					
(Stimmrechtsanteil: 46,6%)[3]	47,4	47,4	EUR	469618	34891
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg[3]	24,1	24,1	EUR	294597	13163
BKS Bank AG, Klagenfurt (Stimmrechtsanteil: 37,3%)[3]	36,0	36,0	EUR	384985	29642
Oberbank AG, Linz (Stimmrechtsanteil: 34,6%)[3]	33,6	33,6	EUR	693315	69213
Oesterreichische Kontrollbank Aktiengesellschaft, Wien[3]	49,2	49,2	EUR	255705	26392
3.1.2 Sonstige Unternehmen					
Im Teilkonzernergebnis der Bank Austria Creditanstalt					
Leasing GmbH, Wien (s. u. »Tochterunternehmen der HVB Group/					
in den Konzernabschluss einbezogen«) enthalten:[3]					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Wien	50,0	50,0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Wien[7]	1,0	1,0			
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft					
m.b.H., Wien	33,2	33,2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50,0	50,0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
INPROX Osijek d.o.o., Zagreb	50,0	50,0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H.,					
Gerasdorf	40,0	40,0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Wien	33,4	33,4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft					
m.b.H., Wien	50,0	50,0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H.,					
Wien	50,0	50,0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50,0	50,0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Rembra Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
RENAULT LEASING CZ, s.r.o., Prag	50,0	50,0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Wien	50,0	50,0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft					
m.b.H., Graz	33,3	33,3			
Schulerrichtungsgesellschaft m.b.H., Wien	50,0	50,0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Wien[7]	1,0	1,0			
Ramius HVB Partners LLC, Delaware	50,0	50,0	USD	259363	11071

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
3.2 Assoziierte Unternehmen von untergeordneter Bedeutung					
3.2.1 Kreditinstitute					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Wien[3]	33,3	33,3	EUR	3699	350
Banco Interfinanzas S.A., Buenos Aires[3]	50,0	50,0	EUR	21191	2566
Bank Medici AG, Wien[3]	25,0	25,0	EUR	6208	419
Europay Austria Zahlungsverkehrssysteme GmbH, Wien[3]	23,9	23,9	EUR	53341	22816
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Wien[3]	50,0	50,0	EUR	26928	1183
Schwäbische Bank AG, Stuttgart	25,1		EUR	23543	3443
Wiener Kreditbürgschaftsgesellschaft m.b.H., Wien[3]	24,5	24,5	EUR	5072	5
3.2.2 Sonstige Unternehmen					
»BLB« Export Import d.o.o. Banja Luka, Banja Luka[3]	49,0	49,0			
»Gesfö« Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Wien[3]	25,1	25,1	EUR	5452	408
»Uni« Gebäudemanagement GmbH, Linz[3]	50,0	50,0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Wien[3]	50,0	50,0	EUR	84	691
BA – CA Investor Beteiligungs GmbH, Wien[3]	24,0	24,0			
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Wien[3]	50,0	50,0	EUR	528	451
Call Now Telekommunikationsservice Gesellschaft mbH, Wien[3]	25,0	25,0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Wien[3]	49,0	49,0			
CenterPoint – Connective Software Engineering GmbH, Villach – St. Magdalen[3]	27,0	27,0	EUR	–215	–166
CITEC Immobilien GmbH, Wien[3]	35,0	35,0			
CMP Fonds I GmbH, Berlin (Stimmrechtsanteil: 25,0%)	32,7		EUR	55889	–1644
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50,0	50,0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50,0	50,0			
Drustvo za Upravijanje Privatizacionim Investicionim Fondom BLB-menadzment-invest a.d. Banja Luka, Banja Luka[3]	49,0	49,0			
EBPP Electronic Bill Presentment and Payment GmbH, Wien[3]	45,0	45,0	EUR	1085	–2196
Euro Synergies Management S.A., Paris	20,0				
Giro Bankkártya Rt., Budapest[3]	25,4	25,4	HUF	418171	0
Hofgarten Grundbesitz Verwaltung GmbH i.L., Berlin	49,6	49,6			
Hofgarten Real Estate B.V., Amsterdam	47,2	47,2	EUR	–49272	57
Infrastruktur Planungs- und Entwickluns GmbH, Wien[3]	45,0	45,0			
INNOVEND Handelsges.m.b.H., Wien[3]	22,0	22,0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30,0				
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Wien[3]	50,0	50,0	EUR	1002	6

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	KAPITALANTEIL IN % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
MOC Verwaltungs GmbH, München	23,0	23,0			
MOC Verwaltungs GmbH & Co. Immobilien KG, München[9]	23,0	23,0	EUR	– 64	272
Oberbank KB-Leasing Gesellschaft m.b.H., Linz[3]	25,0	25,0			
Österreichische Wertpapierdaten Service GmbH, Wien[3]	29,5	29,5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Wien[3]	40,0	40,0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Köln	25,0	25,0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Köln	50,0	50,0			
Sparkassen-Haftungs Aktiengesellschaft, Wien[3]	28,3	28,3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (Stimmrechtsanteil: 49,1%)	49,0	6,0	EUR	– 295028	2354
Unitas Wohnbau Ges.m.b.H., Wien[3]	49,0	49,0			
WED Holding Gesellschaft m.b.H., Wien[3]	48,1	48,1	EUR	11549	0

4 Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%[6]

4.1 Kreditinstitute

Deutsche Schiffsbank AG, Bremen / Hamburg	20,0	20,0	EUR	513052	50173

4.2 Sonstige Unternehmen

»Salima« WIEN-MITTE Projektentwicklung GmbH, Wien[3]	50,0	50,0			
Auto Mondo Company S.A., Bukarest[3]	20,0	20,0			
Aviso Alpha Veranlagung GmbH, Wien[3]	22,9	22,9	EUR	442022	4522
Bavaria Filmkunst GmbH, München	20,6		EUR	5919	806
BayBG Bayerische Beteiligungsgesellschaft mbH, München	22,5		EUR	100104	7130
BC European Capital VII-12 L.P., St. Peter Port (Stimmrechtsanteil: 0%)	34,1		EUR	68979	14060
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50,0	50,0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg/Martinsried (Stimmrechtsanteil: 20,4%)	23,5		EUR	5508	– 498
Blue Capital Equity I GmbH & Co.KG, Hamburg	20,7	20,7	EUR	37418	– 1761
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S.A.), Warschau[3]	49,9	49,9	EUR	0	11513
Budapesti Ertektözsde Rt., Budapest[3]	25,2	25,2	HUF	5390733	3834
C.I.M. Beteiligungen 1998 GmbH, Wien[3]	33,3	33,3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Wien[3]	33,3	33,3	EUR	84	1727
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Wien[3]	33,3	33,3			
CALG 435 Grundstückverwaltung GmbH, Wien[3]	50,0	50,0			
CALG 445 Grundstückverwaltung GmbH, Wien[3, 8]	75,0	75,0			
CBCB - Czech Banking Credit Bureau, a.s., Prag[3]	20,0	20,0			
CITEC Immobilien in Deutschland AG, Wien[3]	20,0	20,0			
CREDANTI HOLDINGS LIMITED, Nicosia[3]	30,0	30,0	EUR	45378	457

NAME UND SITZ	KAPITALANTEIL IN % INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Dayoco Ltd., Hongkong	50,0	50,0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt (Stimmrechtsanteil: 39,8 %)	39,9	4,0	EUR	2990	-256
Dospa Immobilien Leasing Gesellschaft m.b.H., Wien[3]	25,0	25,0			
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (Stimmrechtsanteil: 0%)	22,3		USD	25604	– 8252
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft, Düsseldorf	30,2				
EQT III ISS Co-Investment L.P., St. Peter Port (Stimmrechtsanteil: 0%)	55,1	55,1	EUR	25308	– 45
ESMT European School of Management and Technology GmbH, Berlin	24,2		EUR	20446	– 2380
GermanIncubator Erste Beteiligungs GmbH, München (Stimmrechtsanteil: 9,9 %)	39,6		EUR	– 4778	255
GI Ventures Aktiengesellschaft, München	20,8				
GREENGOLD Kernöl Handels GmbH, St. Marein bei Graz[3]	20,0	20,0			
Gustav-Kramer-Straße 5C, Wien[3]	25,5	25,5			
Hansa-Nord-Lux Managementgesellschaft, Luxemburg[3]	50,0	50,0	EUR	1717	429
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31,3	31,3	EUR	28161	2763
Heraflax Forschungs- und Entwicklungsges.m.b.H., Knittelfeld[3]	33,3	33,3			
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main	25,2	25,2			
HP IT-Solutions GmbH, Innsbruck[3]	28,6	28,6			
INVESCO Real Estate Germany L.L.C., Wilmington	24,9				
INVESCO Real Estate Germany L.P., Wilmington	24,7		USD	7295	1559
INVESCO Real Estate GmbH, München	24,9		EUR	1541	870
IPE Euro Wagon L.P., St. Helier (Stimmrechtsanteil: 0 %)	37,5	37,5	EUR	26597	– 43
Köhler & Krenzer Fashion AG, Ehrenberg	<50,0		EUR	39.293	3138
Leasing 439 GmbH, Wien[3]	50,0	50,0			
LNC (SPV-AMC) Corp., Metro Manila	40,0	40,0	PHP	– 31467	– 59614
LNC Investments Holdings Inc., Metro Manila	40,0	40,0			
LNC3 Asset Management Inc., Alabang	40,0	40,0	PHP	– 176563	– 207813
Lorit Immobilien Leasing Gesellschaft m.b.H., Wien[3]	25,0	25,0			
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Wien[3]	50,0	50,0			
MEDIA DRUCK GmbH, Tulln[3]	20,0	20,0			
Megapark Invest GmbH, Wien[3]	40,0	40,0			
Motion Picture Markets Holding GmbH, Grünwald	33,3	33,3			
Mozfund (Proprietary) Limited, Sandton (Stimmrechtsanteil: 12,5%)	40,0				
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, München	25,0	25,0	EUR	2641	1800
Olympus @ HCS S.A. i.L., Mangalia[3]	20,0	20,0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23,4				
PHG POS – Handelsgesellschaft m.b.H., Wien[3]	33,3	33,3			
PROCON MultiMedia Aktiengesellschaft, Hamburg	25,0	25,0	EUR	10197	– 248

NAME UND SITZ	KAPITALANTEIL IN %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 ABS. 4 AKTG	DAVON MITTELBAR			
PTP Liegenschaftsentwicklung AG, Wien[3]	25,0	25,0	EUR	2047	– 242
Ramius Capital Group, L.L.C., New York (Stimmrechtsanteil: 0 %)[3]	24,9	24,9	USD	228216	34400
Real Invest Property Jota Immobilienverwertungs GmbH, Wien[3]	44,5	44,5			
Realitäten-Development GmbH, Wien[3]	26,7	26,7			
Sentient Global Resources Fund I, L.P., George Town (Stimmrechtsanteil: 0%)	24,4		USD	102461	19672
ShopIn Card Betriebs GmbH, Klagenfurt[3]	33,3	33,3			
Stadion Center Einkaufszentrumerrichtungs GmbH, Wien[3]	50,0	50,0			
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim	40,0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23,8				
The St. Margarets Limited Partnership, George Town	20,9	20,9	USD	92148	4098
The Williams Capital Group, L.P., New York (Stimmrechtsanteil: 0%)	22,1	22,1	USD	4521	– 1150
TP Co-Investment Partners L.P., George Town (Stimmrechtsanteil: 0%)	100,0	100,0			
VB Private Equity Fund I GbR, Hamburg	25,0	25,0	EUR	5781	4932
WED Wiener Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Wien[3]	38,0	38,0	EUR	18404	– 19

NAME UND SITZ	STIMMRECHTSANTEIL IN %	
	INSGESAMT	DAVON MITTELBAR § 16 ABS. 4 AKTG
5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15,4	
Bank Austria Creditanstalt Versicherung AG, Wien[3]	10,0	10,0
CJSC Moscow Interbank Currency Exchange, Moskau[3]	12,3	12,3
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
Société Générale de Banques au Sénégal S. A., Dakar	5,6	
Société Générale de Banques en Côte d'Ivoire S. A., Abidjan	5,1	
Union Versicherungs-Aktiengesellschaft, Wien[3]	10,0	10,0
Unternehmens Invest AG, Wien[3]	13,0	13,0
VBW Bauen und Wohnen GmbH, Bochum	10,8	
Wüstenrot & Württembergische AG, Stuttgart	7,5	

NAME UND SITZ	KAPITALANTEIL DER BAYERISCHE HYPO- UND VEREINSBANK AG IN %	GEZEICHNETES KAPITAL in Mio €
6 Weitere ausgewählte Beteiligungen unter 20%		
6.1 Kreditinstitute		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, München	10,5	0,4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4,3	3,2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7,8	7,4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9,1	8,1
Bürgschaftsbank Sachsen GmbH, Dresden	4,7	13,1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8,9	8,4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6,0	3,6
Bürgschaftsbank Thüringen GmbH, Erfurt	8,7	12,9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10,5	10,9
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	5,7	200,0
Saarländische Investitionskreditbank AG, Saarbrücken	3,3	5,2
6.2 Sonstige Unternehmen		
Babcock & Brown Limited, Sydney	4,9	733,1
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	8,5	2,9
Börse Düsseldorf AG, Düsseldorf	3,0	5,0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	<5,0	196,3
MBG Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, Stuttgart	5,0	3,6
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8,7	2,9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11,6	5,7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH, Schwerin	15,4	5,1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hannover	8,2	0,9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11,8	10,4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12,7	6,5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13,4	9,9
Münchener Rückversicherungs-Gesellschaft AG, München	2,2	587,7
Nordex AG, Norderstedt	4,3	64,3
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8,7	0,8

HypoVereinsbank

Member of UniCredit Group

HypoVereinsbank

Member of UniCredit Group

2006 Annual Report HVB Group

Holdings

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as €6,171,000.

This edition is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Published by:

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: March 21, 2007
Publication date: April 23, 2007
Printed in Germany

Contents

Holdings

Compliant with Section 313 (2) of the German Commercial Code for the consolidated financial statements and with Section 285 No. 11 and 11 a of the German Commercial Code for the annual financial statements of HVB AG

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
1 HVB Group subsidiaries					
1.1 Consolidated subsidiaries					
1.1.1 Banks and financial institutions					
1.1.1.1 Domestic banks and financial institutions					
Bankhaus Neelmeyer AG, Bremen	100.0		EUR	40,400	[1.1.]
DAB Bank AG, Munich	76.4		EUR	142,763	24,861
Financial Markets Service Bank GmbH, Munich	100.0		EUR	54,773	[1.2]
INDEXCHANGE Investment AG, Unterföhring near Munich[3]	100.0	100.0	EUR	12,000	[2]
Internationales Immobilien-Institut GmbH, Munich	94.0		EUR	9,362	1.246
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[3]	100.0	100.0	EUR	23,602	[2]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich	70.0		EUR	64,933	1,993
1.1.1.2 Foreign banks and financial institutions					
"HVB Banka Srbija i Crna Gora" A.D., Belgrade[3]	99.8	99.8	EUR	124,315	13,728
Asset Management GmbH, Vienna[3]	100.0	100.0	EUR	21,200	[2]
AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga)[3]	100.0		LVL	45,141	1,503
Banca Comerciala HVB Tiriac S.A., Bucharest[3]	50.0	50.0	EUR	294,005	45,237
Bank Austria Cayman Islands Ltd., George Town[3]	100.0	100.0	EUR	285,483	46,749
sub-group with subsidiaries:[3]					
BA Alpine Holdings, Inc., Wilmington	100.0	100.0			
BA-CA Finance (Cayman) Limited, George Town	100.0	100.0			
BA-CA Finance (Cayman) (2) Limited, George Town	100.0	100.0			
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[3]	77.5		EUR	6,169,087	364,220
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana[3]	100.0	100.0	EUR	147,741	10,934
Bank Austria Creditanstalt Real Invest GmbH, Vienna[3]	95.0	95.0	EUR	111,674	[2]
Bank Austria Creditanstalt Wohnbaubank AG, Vienna[3]	100.0	100.0	EUR	49,451	[2]
Bankprivat AG, Vienna[3]	100.0	100.0	EUR	26,013	[2]
CA IB International Markets AG, Vienna[3]	100.0	100.0	EUR	81,647	[2]
sub-group with subsidiaries:[3]					
CA IB International Marktes Limited, London	100.0	100.0			
Closed Joint Stock Company International Moscow Bank, Moscow	83.2	13.0	USD	796,138	219,591
(share of voting rights: 89.7% total; of which 10.4% held indirectly)[3]					
sub-group with subsidiaries:[3]					
Limited Liability Company "B.A. Real Estate", Moscow	100.0	100.0			
OOO "IMB Leasing Company", Moscow	100.0	100.0			
ZAO "IMB-Leasing", Moscow	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
direktanlage.at AG, Salzburg	100.0	100.0	EUR	24,391	5,928
Hebros Bank AD, Plovdiv[3]	99.9	99.9	EUR	60,440	6,646
sub-group with subsidiaries:[3]					
Optima Financial Services E.O.O.D., Sofia	100.0	100.0			
HVB Bank Biochim AD, Sofia[3]	99.8	99.8	EUR	127,425	21,362
sub-group with subsidiaries:[3]					
"HypoVereins Immobilien" EOOD, Sofia	100.0	100.0			
HVB Bank Czech Republic a.s., Prague[3]	100.0	100.0	EUR	645,250	86,549
HVB Bank Hungary Zrt., Budapest[3]	100.0	100.0	EUR	495,523	65,256
HVB Bank Slovakia a.s., Bratislava[3]	100.0	100.0	EUR	255,680	17,143
HVB Banque Luxembourg Société Anonyme, Luxembourg	100.0		EUR	1,177,800	179,940
HVB Central Profit Banka d.d., Sarajevo[3]	80.9	80.9	EUR	58,667	604
HVB Jelzálogbank Rt., Budapest[3]	100.0	100.0	EUR	39,517	6,866
Hypo stavebni sporitelna a.s., Prague (partially sold in 2007)	100.0	100.0	EUR	32,131	4,661
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev[3] probably	100.0		EUR	35,747	8,755
Nova Banjalucka Banka AD, Banja Luka[3]	90.9	90.9	EUR	29,020	1,862
Pioneer Investments Austria GmbH, Vienna[3]	100.0	100.0	EUR	81,208	[2]
Schoellerbank Aktiengesellschaft, Vienna[3]	100.0	100.0	EUR	144,844	15,575
Visa-Service Kreditkarten Aktiengesellschaft, Vienna[3]	50.1	50.1	EUR	75,110	[2]
1.1.2 Other consolidated subsidiaries					
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, Munich[5]	66.7	66.7	EUR	(41,174)	0
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich[5]	100.0	100.0	EUR	29	1,984
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, Munich[5]	100.0	100.0	EUR	29	2,326
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, Munich[5]	100.0	100.0	EUR	28	286
Alexandersson Real Estate I B.V., Apeldoorn	100.0	100.0	EUR	91	0
ANWA Gesellschaft für Anlagenverwaltung mbH, Munich	95.0	93.8	EUR	26	0
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	793	[2]
ARRONDA Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(50,352)	(625)
Atlanterra Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(44,112)	500
Aufbau Dresden GmbH, Munich	100.0	100.0	EUR	(25,944)	1,145
Arany Pénzügyi Lizing Zrt., Budapest[3]	100.0	100.0	EUR	1,788	159
Artemus Macro Fund SPC Limited, George Town	100.0		EUR	121,413	6,027

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
AWT International Trade AG, Vienna[3]	100.0	100.0	EUR	173,877	9,366
sub-group with subsidiaries:[3]					
AWT – Handels und Beteiligungs (Deutschland) GmbH,					
Bad Homburg	100.0	100.0			
AWT Handels Gesellschaft m.b.H., Vienna	100.0	100.0			
BA-CA Administration Services GmbH, Vienna[3]	100.0	100.0	EUR	6,040	1,953
BA-CA Betriebsobjekte GmbH, Vienna[3]	100.0	100.0	EUR	15,883	[2]
BACA Export Finance Limited, London[3]	100.0	100.0	EUR	185,721	3,551
Bank Austria Creditanstalt Leasing GmbH, Vienna[3]	<100.0	<100.0	EUR	400,027	39,551
sub-group with subsidiaries:[3]					
"BA Creditanstalt Leasing Alpha" d.o.o., Belgrade	100.0	100.0			
"BA-Creditanstalt Leasing Angla" Sp.z.o.o., Warsaw	100.0	100.0			
"BA-Creditanstalt Leasing Delta" Sp.z.o.o., Warsaw	100.0	100.0			
"BA-Creditanstalt Leasing Ecos" Sp.z.o.o., Warsaw	100.0	100.0			
"BA-Creditanstalt Leasing Polus" Sp.z.o.o., Warsaw	100.0	100.0			
"HVB Leasing" d.o.o. Beograd, Belgrade	100.0	100.0			
"HVB SUPER LEASING" EOOD, Sofia	100.0	100.0			
"Real Estate Management Poland" Sp.z.o.o., Warsaw	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co.	99.0	99.0			
Geschäftshaus Wuppertal KG, Bad Homburg					
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.,					
Bad Homburg	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100.0	100.0			
Allib Leasing s.r.o., Prague	100.0	100.0			
ALLIB ROM s.r.l., Bucharest	100.0	100.0			
ALMS Leasing GmbH., Salzburg	95.0	95.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ANI Leasing IFN S.A., Bucharest	100.0	100.0			
Antares Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Arno Grundstücksverwaltungs Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
ARUNA Immobilienvermietung GmbH, Vienna	99.8	99.8			
Austria Leasing GmbH, Vienna	99.8	99.8			
Autogyör Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
BA CA SECUND Leasing GmbH, Vienna	99.8	99.8			
BA Creditanstalt Bulus EOOD, Sofia	100.0	100.0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
BA-CA Adagio Leasing GmbH, Vienna	99.8	99.8			
BA-CA Andante Leasing GmbH, Vienna	100.0	100.0			
BA-CA Construction Leasing OOO, St. Petersburg	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
BA-CA Export Leasing GmbH, Vienna	100.0	100.0			
BA-CA Ingatlanlízing Zrt. (BA-CA Ingatlanlízing Szolgáltató					
Zártkörüen Müködö Részvénytársaság), Budapest	100.0	100.0			
BA-CA Leasing Drei Garagen GmbH, Vienna	99.8	99.8			
BA-CA Leasing MAR Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing TechRent GmbH, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Vienna	100.0	100.0			
BA-CA Luna Leasing GmbH, Vienna	99.8	99.8			
BA-CA Polaris Leasing GmbH, Vienna	99.8	99.8			
BA-CA Presto Leasing GmbH, Vienna	99.8	99.8			
BA-CA Zega Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
BA/CA-Leasing Beteiligungen GmbH, Vienna	100.0	100.0			
BA/CA-Leasing Finanzierung GmbH, Vienna	100.0	100.0			
BACA BARBUS Leasing d.o.o., Ljubljana	100.0	100.0			
BACA Baucis Leasing GmbH, Vienna	99.8	99.8			
BACA CENA Immobilien Leasing GmbH, Vienna	99.8	99.8			
BACA Cheops Leasing GmbH, Vienna	99.8	99.8			
BACA Giocondo Leasing d.o.o., Sarajevo	100.0	100.0			
BACA HYDRA Leasing GmbH, Vienna	99.8	99.8			
BACA KommunalLeasing GmbH, Vienna	100.0	100.0			
BACA Leasing Alfa s.r.o., Prague	100.0	100.0			
BACA Leasing Carmen GmbH, Vienna	99.8	99.8			
BACA Leasing Gama s.r.o., Prague	100.0	100.0			
BACA Leasing Nekretnine d.o.o., Banja Luka	100.0	100.0			
BACA Leasing und Beteiligungsmanagement GmbH, Vienna	99.8	99.8			
BACA Minerva Leasing GmbH, Vienna	100.0	100.0			
BACA Minos Leasing GmbH, Vienna	99.8	99.8			
BACA Mobilien und LKW Leasing GmbH, Vienna	100.0	100.0			
BACA PEGASUS Leasing GmbH, Vienna	99.8	99.8			
BACA Romus Leasing IFN S.A., Bucharest	100.0	100.0			
BACA-Leasing Aquila Ingatlanhasznosító Kft., Budapest	100.0	100.0			
BACA-Leasing Gemini Ingatlanhasznosító Kft., Budapest	100.0	100.0			
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt	100.0	100.0			
Felelösségü Társaság, Budapest					
BACA-Leasing Lupus Ingatlanhasznosító Kft., Budapest	100.0	100.0			
BACA-Leasing Midas Ingatlanhasznosító Korlatólt					
Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Nero Ingatlanhasznosító Korlatólt					
Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Omikron Ingatlanhasznosító Kft., Budapest	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
BACA-Leasing Ursus Ingatlanhasznosító Kft., Budapest	100.0	100.0			
BACAL ALPHA d.o.o., Zagreb	100.0	100.0			
BACAL BETA Nekretnine d.o.o., Zagreb	100.0	100.0			
BACAL Versicherungsservice Holding GmbH, Vienna	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Wien	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Leto Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94.9	94.9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100.0	100.0			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100.0	100.0			
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG, Vienna	100.0	100.0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	100.0	100.0			
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Business City Management GmbH, Budapest	100.0	100.0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	100.0	100.0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	100.0	100.0			
CA-Leasing Praha s.r.o., Prague	100.0	100.0			
CA-Leasing Senioren Park GmbH, Vienna	99.8	99.8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100.0	100.0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CAC Full Service Leasing s.r.o., Bratislava	100.0	100.0			
CAC Full Service Leasing, s.r.o., Prague	100.0	100.0			
CAC IMMO, s.r.o., Prague	100.0	100.0			
CAC Leasing a.s., Prague	100.0	100.0			
CAC Leasing Slovakia a.s., Bratislava	100.0	100.0			
CAC poistovaci maklér, s.r.o., Bratislava	100.0	100.0			
CAC Pojist'ovací Maklérská spol. s.r.o., Prague	100.0	100.0			
CAC Real Estate, s.r.o., Prague	100.0	100.0			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CALG 307 Mobilien Leasing GmbH, Vienna	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 451 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, Munich	99.9	99.9			
CALG Anlagen Leasing GmbH & Co. OEG, Vienna	100.0	100.0			
CALG Delta Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Gamma Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	99.8	99.8			
CALG Minal Grundstückverwaltung GmbH, Vienna	99.8	99.8			
centra bau Verwertungsgesellschaft m.b.H. & Co. OEG, Vienna	100.0	100.0			
Charade Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Chefren Leasing GmbH, Vienna	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Communa-Leasing Grundstücksverwaltungs-					
gesellschaft m.b.H., Vienna	99.8	99.8			
Contra Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Cristal Palace Real Estate, s.r.o., Prague	95.0	95.0			
Cukor Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
DEBO Leasing IFN S.A., Bucharest	100.0	100.0			
DLB LEASING s.r.o., Prague	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease RAMSES Immobilien Leasing Gesellschaft					
m.b.H. & Co KEG, Vienna	100.0	100.0			
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	100.0	100.0			
FM Grundstücksverwaltungs GmbH & Co. KG, Bad Homburg	94.9	94.9			
FMC Leasing Ingatlanhasznosító Korlátolt					
Felelösségü Társaság, Budapest	100.0	100.0			
FMZ Sigma Projektentwicklungs GmbH, Vienna	99.8	99.8			
Folia Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Fugato Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Vienna	99.8	99.8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.0	99.0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H.,					
Vienna	99.8	99.8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
Grundstücksverwaltung Linz-Mitte GmbH, Vienna	99.8	99.8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG, Bregenz	100.0	100.0			
Hebros Auto E.O.O.D., Sofia	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hoka Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Honeu Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
HVB AGENT d.o.o. za posredovanje u osiguranju, Zagreb	100.0	100.0			
HVB AUTO LEASING EOOD, Sofia	100.0	100.0			
HVB CESAR d.o.o. Beograd, Belgrade	100.0	100.0			
HVB Fiero Leasing OOD, Sofia	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
HVB Full Service d.o.o. Beograd, Belgrade	100.0	100.0			
HVB Független Biztosításközvetítő Szolgáltató Kft., Budapest	100.0	100.0			
HVB-Leasing Rubin Kft., Budapest	100.0	100.0			
HVB-Leasing Zafir Kft., Budapest	100.0	100.0			
HVB Leasing CPB d.o.o., Sarajevo	100.0	100.0			
HVB Leasing Czech Republic s.r.o., Prague	100.0	100.0			
HVB Leasing d.o.o., Sarajevo	100.0	100.0			
HVB Leasing Hungary Kereskedlmi Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB Leasing Hungary Zrt., Budapest	100.0	100.0			
HVB Leasing Imobiliar s.r.l., Bucharest	100.0	100.0			
HVB Leasing Insurance Broker Bulgaria OOD, Sofia	100.0	100.0			
HVB Leasing Insurance Broker s.r.l., Bucharest	99.8	99.8			
HVB Leasing Jupiter Kft., Budapest	100.0	100.0			
HVB Leasing Max Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB LEASING OOD, Sofia	100.0	100.0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100.0	100.0			
HVB Leasing Slovakia s.r.o., Bratislava	100.0	100.0			
HVB Posrednik d.o.o., Belgrade	100.0	100.0			
HVB-Leasing Aida Ingatlanhasznosító Kft., Budapest	100.0	100.0			
HVB-Leasing Atlantis Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Dante Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Fidelio Ingatlanhasznosító Kft., Budapest	100.0	100.0			
HVB-Leasing Forte Ingatlanhasznosító Kartátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing GARO Kft., Budapest	100.0	100.0			
HVB-Leasing Hamlet Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Hermes Ingatlanhasznosító Kft., Budapest	100.0	100.0			
HVB-Leasing ImmoTruck Zrt., Budapest	100.0	100.0			
HVB-Leasing Ingatlanhasznosító Nano Kft., Budapest	100.0	100.0			
HVB-Leasing Ingatlanhasznosító Sole Kft., Budapest	100.0	100.0			
HVB-Leasing LAMOND Ingatlanhasznosító Kft., Budapest	100.0	100.0			
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Othello Ingatlanhasznosító Kft., Budapest	100.0	100.0			
HVB-Leasing Plutó Kft., Budapest (share of voting rights: 70%)	100.0	100.0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Romania IFN S.A., Bucharest	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
HVB-Leasing Sport Ingatlanhasznosító Kft., Budapest	100.0	100.0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Inprox Chomutov, s.r.o., Prague	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	100.0	100.0			
INPROX Kladno, s.r.o., Prague	100.0	100.0			
INPROX Poprad, spol. s.r.o., Bratislava	100.0	100.0			
INPROX SR I., spol. s.r.o., Bratislava	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Jausern-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Kamille Seniorenresidenz Immobilien GmbH, Vienna	99.7	99.7			
Kulcsforma Ingatlanhasznosító Kft., Budapest	100.0	100.0			
Kunsthaus Leasing GmbH, Vienna	100.0	100.0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Lagermax Leasing GmbH, Salzburg	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Largo Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
LEASFINANZ Bank GmbH, Vienna	100.0	100.0			
LEASFINANZ GmbH, Vienna	100.0	100.0			
LEASFINANZ Mobilienvermietung GmbH, Vienna	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
LF Beteiligungen GmbH, Vienna	100.0	100.0			
LINO Hotel-Leasing GmbH, Vienna	99.8	99.8			
Lipark Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	98.0	98.0			
Martianez Comercial S.A., Puerto de la Cruz	100.0	100.0			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Melisse Immobilienbesitz GMBH, Vienna	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
MID Garagen GmbH, Vienna	99.8	99.8			
MIK Beta Ingatlanhasznosító Korlátolt Felelősségű Társaság, Budapest	100.0	100.0			
MIK Ingatlankezelő Kft., Budapest	100.0	100.0			
MM Omega Projektentwicklungs GmbH, Vienna	99.8	99.8			
Mögra Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Nage Lokalvermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	57.5	57.5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	95.0	95.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	100.0	100.0			
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
OLG Industriegüter Leasing GmbH & Co.KG, Vienna	86.1	86.1			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
PAZONYI'98 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
PELOPS Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Pestszentimrei Szakorvosi Rendelö Kft., Budapest	100.0	100.0			
Piana Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Polimar 13 Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.0	100.0			
Polimar 6 Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.0	100.0			
Posato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
Rondo Leasing GmbH, Vienna	100.0	100.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	99.8	99.8			
RUBATO LEASING drustvo s organicenom odgovornescu za leasing, Zagreb	100.0	100.0			
RWF Real – Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Vienna-Hietzing Kommanditgesellschaft, Vienna	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seca-Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seniorenwohnheim Trofaiach Gesellschaft m.b.H. & Co KEG, Vienna (share of voting rights: 100%)	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Shopping Center Györ Errichtungs und Betriebsgesellschaft mbH, Budapest	100.0	100.0			
SHS Leasing GmbH, Vienna	99.8	99.8			
Sigma Leasing GmbH, Vienna	99.8	99.8			
Sonata Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Vienna	100.0	100.0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
UniCredit Leasing Croatia d.o.o. za leasing, Zagreb	100.0	100.0			
UniCredit Leasing TOB, Kiev	100.0	100.0			
UNICREDIT LEASING AD, Sofia	100.0	100.0			
Vape Communa Leasinggesellschaft m.b.H., Vienna	99.8	99.8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Zagra Leasing d.o.o. za financiranje, Zagreb	100.0	100.0			
Bank Austria Trade Services Gesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	251,357	[2]
Banking Transaction Services s.r.o., Prague[3]	100.0	100.0	EUR	1,756	100
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich	100.0	100.0	EUR	294	[2]
Betaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100.0		EUR	306,645	[1,3]
BodeHewitt AG & Co. KG, Grünwald	72.3		EUR	4,569	4,493
CABET-Holding-Aktiengesellschaft, Vienna[3]	100.0	100.0	EUR	634,154	11,900
sub-group with subsidiaries:[3]					
CABO Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	19,444	[2]
Caibon.com Internet Services GmbH, Vienna[3]	100.0	100.0	EUR	251,057	[2]
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Munich[5]	100.0	100.0	EUR	(27,730)	(4,675)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Munich[5]	100.0	100.0	EUR	(57,327)	1,175
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Munich[5]	100.0	100.0	EUR	(63,343)	(5,193)
Domus Bistro GmbH, Vienna[3]	100.0	100.0	EUR	2,373	21
Domus Clean Reinigungs GmbH, Vienna[3]	100.0	100.0	EUR	1,505	[2]
Domus Facility Management GmbH, Vienna[3]	100.0	100.0	EUR	6,773	[2]
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	20	[2]
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94.0	94.0	EUR	(18,437)	706
Großkugel Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(3,354)	[2]
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), Munich	98.2	98.2	EUR	4,495	[2]
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich	100.0		EUR	5,101	4,058
HVB Alternative Financial Products AG, Vienna	100.0				
HVB Capital Asia Limited, Hong Kong	100.0		EUR	108,052	15,696
HVB Capital Partners AG, Munich	100.0		EUR	12,671	[1,4]
HVB Capital LLC, Wilmington	100.0				
HVB Capital LLC II, Wilmington	100.0				
HVB Capital LLC III, Wilmington	100.0				

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
HVB Capital LLC V, Wilmington	100.0				
HVB Capital LLC VI, Wilmington	100.0				
HVB Capital LLC VII, Wilmington	100.0				
HVB Capital LLC VIII, Wilmington	100.0				
HVB Gesellschaft für Gebäude mbH & Co KG, Munich[5]	100.0		EUR	871,401	[2]
HVB Global Assets Company, L.P., City of Dover[4]	5.0		USD	1,052,249	79,918
HVB Hong Kong Limited, Hong Kong	100.0		USD	7,724	246
HVB Immobilien AG, Munich	100.0		EUR	27,030	[1,5]
HVB Information Services GmbH, Munich	100.0		EUR	901	[1,6]
HVB Investments (UK) Limited, George Town	100.0		GBP	199,565	7,336
HVB Leasing GmbH, Hamburg	100.0		EUR	22,026	[1,7]
HVB Payments & Services GmbH, Munich[3]	100.0		EUR	5,894	[1,8]
HVB Projekt GmbH, Munich	100.0	94.0	EUR	25,626	[2]
HVB Tecta GmbH, Munich	100.0	94.0	EUR	1,751	[2]
HVB U.S. Finance Inc., New York	100.0		USD	33,583	7,372
HVB Verwa 4 GmbH, Munich	100.0		EUR	307,086	[1,9]
HVB Verwa 4.4 GmbH, Munich	100.0	100.0	EUR	65,052	[2]
HVB-Leasing Smaragd Kft., Budapest[3]	100.0	100.0			
HVZ GmbH & Co. Objekt KG, Munich[5]	100.0	100.0	EUR	148,065	[2]
Hypo (UK) Holdings Limited, London	100.0				
HypoVereinsFinance N.V., Amsterdam	100.0		EUR	2,141	1,366
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, Munich[5]	100.0	100.0	EUR	26	[2]
Interra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	51	[2]
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich[5]	100.0	100.0	EUR	(8,330)	925
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna[3]	99.1	99.1	EUR	2,999	[2]
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich[5]	100.0	94.0	EUR	26	0
Orestos Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	10,149	[2]
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, Munich[5]	100.0	100.0	EUR	(21,292)	(4,000)
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, Munich[5]	100.0	100.0	EUR	(47,408)	(11,250)
PARUS Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	[2]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Munich[5]	100.0	100.0	EUR	500,014	[2]
Roncasa Immobilien-Verwaltungs GmbH, Munich	90.0	90.0	EUR	(42,845)	(8,358)
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich[5]	100.0	100.0	EUR	2,301	[2]
Sirius Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(143,835)	[2]
SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, Munich[5]	94.9	94.9	EUR	0	953
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich[5]	100.0	100.0	EUR	(40,200)	(3,028)

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs-					
und Finanzierungsvermittlungs-KG, Munich[5]	75.0	75.0	EUR	(269.554)	(13,288)
TIVOLI Grundstücks-Aktiengesellschaft, Munich	99.7	99.7	EUR	10,636	3,120
T & P Frankfurt Development B.V., Amsterdam	87.5	87.5	EUR	(7,060)	(22)
T & P Vastgoed Stuttgart B.V., Amsterdam	87.5	87.5	EUR	(16,433)	(67)
UniCredit CA IB Polska S.A., Warschau[3]	100.0	100.0	EUR	31,789	13,451
Universale International Realitäten GmbH, Vienna[3]	100.0	100.0	EUR	185,100	459
sub-group with subsidiaries:[3]					
DiRana Liegenschaftsverwertungsgesellschaft mbH, Vienna	100.0	100.0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	100.0	100.0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co.					
Finanzierungs OEG, Vienna (share of voting rights: 99.9%)	100.0	100.0			
Rana-Liegenschaftsverwertung GmbH, Vienna	99.9	99.9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	100.0	100.0			
Universale International Gesellschaft m.b.H., Vienna	100.0	100.0			
Universale International Poland Sp.zo.o., Warsaw	100.0	100.0			
Universale International Projektszervezesi Kft., Budapest	100.0	100.0			
Universale International spol s.r.o., Prague	100.0	100.0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
WAVE Solutions Information Technology GmbH, Vienna[3]	100.0	100.0	EUR	13,390	2,025
1.2 Non-consolidated subsidiaries[6]					
1.2.1 Banks and financial institutions					
HVB Investitionsbank GmbH, Hamburg	100.0	100.0	EUR	27,013	[2]
Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage					
GmbH, Vienna[3]	100.0	100.0	EUR	5,050	277
FactorBank AG, Vienna[3]	52.0	52.0	EUR	5,354	164
HVB Banca pentru Locuinte S.A., Bukarest (partially sold in 2007)	< 100.0	< 100.0	EUR	10,270	(1,552)
HVB Singapore Limited, Singapore	100.0	100.0	USD	14,163	431
Mezzanin Finanzierungs AG, Vienna[3]	56.7	56.7	EUR	30,162	2,922
Schoellerbank Invest AG, Salzburg[3]	100.0	100.0	EUR	3,539	130
1.2.2 Other non-consolidated subsidiaries					
"Alte Schmelze" Projektentwicklungsgesellschaft mbH, Dresden	100.0	100.0			
"Artist" Marketing Entertainment GmbH, Vienna[3]	100.0	100.0			
"CAFU" Vermögensverwaltung GmbH, Vienna[3]	100.0	100.0			
"Diners Club CEE Holding AG", Vienna[3]	99.8	99.8	EUR	3,593	539

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY	CURRENCY	EQUITY CAPITAL in thousands of currency units	NET PROFIT in thousands of currency units
"Prometheus" Immobilienerrichtungs- und -beteiligungs GmbH, Wien[3]	100.0	100.0			
A&T-Projektentwicklungs-Verwaltungs GmbH, Munich	66.7	66.7			
AB Immobilienverwaltungs-GmbH & Co. XENOR-KG, Munich (share of voting rights: 66.7%)	94.0		EUR	(6,661)	(6,513)
AB Immobilienverwaltungs-GmbH, Munich	100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Vienna[3]	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Active Bond Portfolio Management GmbH, Grünwald	100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100.0				
AE Liegenschaftsverwertung GmbH, Vienna[3]	100.0	100.0			
AGROB Aktiengesellschaft, Ismaning (share of voting rights: 75.0 %)	52.7	52.7	EUR	16,187	(1,647)
AGRUND Grundstücks-GmbH, Munich	90.0	90.0			
Alfa Holding Ingatlanszolgaltato Kft., Győr[3]	95.0	95.0			
Alkmene Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Allcasa Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	5	1,455
ALLTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(6,209)	171
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, Munich	100.0	100.0			
Altea Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Antus Immobilien- und Projektentwicklungs GmbH, Munich	90.0	90.0	EUR	(16,497)	(1,656)
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich	100.0	100.0	EUR	(23,196)	(25)
Apir Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
Arena Stadion Beteiligungsverwaltungs-GmbH, Munich	100.0				
Argentum Media GmbH & Co. KG, Hamburg	100.0	100.0			
Asset Management Bremen GmbH, Bremen	100.0	100.0			
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, Munich	100.0	100.0	EUR	(673)	1,032
B.I. International Limited, George Town	100.0	100.0			
BA Worldwide Fund Management Ltd. i.L., Tortola[3]	100.0	100.0	USD	32	6,254
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna[3]	51.0	51.0	EUR	1,196	743
BA-CA Betriebsobjekte AG & Co Beta Vermietungs OEG, Vienna[3]	100.0	100.0			
BA-CA Betriebsobjekte Praha spol.s.r.o., Prague[3]	100.0	100.0	CZK	207,507	21,506
BA-CA Infrastructure Finance Advisory GmbH, Vienna[3]	100.0	100.0			
BA-CA Private Equity GmbH, Vienna[3]	100.0	100.0	EUR	3,033	[2]
BA-CA Real Invest Asset Management GmbH, Vienna[3]	100.0	100.0			
BA-CA Wien Mitte Holding, Vienna[3]	100.0	100.0			
BA-CA-GVG Holding GmbH, Vienna[3]	100.0	100.0			
BACAI i.L., London[3]	100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg	100.0	100.0	EUR	1,829	624

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Baltic Business Center Sp.z.o.o., Gdynia[3]	62.0	62.0	EUR	(19,296)	1,390
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Vienna[3]	100.0	100.0			
Bank Austria Cayman Islands (Management) Ltd., George Town[3]	100.0	100.0			
Bank Austria Cayman Islands (Nominees) Ltd., George Town[3]	100.0	100.0			
Bank Austria Creditanstalt Finanzservice GmbH, Vienna[3]	100.0	100.0	EUR	1,525	[2]
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Vienna[3]	100.0	100.0	EUR	19	[2]
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Vienna[3]	100.0	100.0			
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna[3]	81.0	81.0			
Bank Austria-CEE BeteiligungsgmbH, Vienna[3]	100.0	100.0			
Bank Rozwoju Energetyki i Ochrony Srodowiska Spólka Akcyjna "Megabank" i.L., Warschau (share of voting rights: 0%)[3]	100.0	100.0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100.0				
Bayern Power Limited, London	100.0		GBP	1,910	77
BD Industrie-Beteiligungsgesellschaft mbH, Munich	100.0				
BFAG – Holding Gesellschaft m.b.H, Vienna[3]	100.0	100.0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, Munich	100.0				
BIL Aircraftleasing GmbH, Grünwald	100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich	100.0	100.0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, Munich (share of voting rights: 99.8%)	100.0	100.0	EUR	3,458	188
BIL Immobilien Fonds GmbH, Munich	100.0	100.0			
BIL Leasing-Fonds GmbH & Co VELUM KG, Munich	100.0				
BIL Leasing-Fonds Verwaltungs-GmbH, Munich	100.0	100.0			
BIL V & V Vermietungs GmbH, Munich	100.0	100.0			
Blue Capital Canadian Investments Inc., Toronto	100.0	100.0			
Blue Capital Canadian Mangement Inc., Toronto	100.0	100.0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Equity GmbH, Hamburg	100.0	100.0	EUR	12,218	12,714
Blue Capital Equity Management GmbH, Hamburg	100.0	100.0	EUR	775	467
Blue Capital Equity Sekundär GmbH, Hamburg	100.0	100.0			
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100.0	100.0	EUR	1,637	449
Blue Capital Europa Immobilien GmbH & Co. Achte Objekte Großbritannien KG, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Blue Capital Fonds GmbH, Hamburg	100.0	100.0	EUR	2,189	(4,171)
Blue Capital GmbH, Hamburg	100.0		EUR	1,805	[1,10]
Blue Capital Immobilien und Verwaltung Sekundär GmbH, Hamburg	100.0	100.0	EUR	19	6
Blue Capital Initiatoren GmbH, Hamburg	100.0	100.0			
Blue Capital Investment Inc., Dallas	100.0	100.0	USD	6,134	3,203
Blue Capital Management Inc., Dallas	100.0	100.0	USD	1,957	841
Blue Capital Metro Amerika Inc., Atlanta	100.0	100.0			
Blue Capital Note Erste GmbH & Co. KG. Hamburg	100.0	100.0			
Blue Capital Note Erste GmbH. Hamburg	100.0	100.0			
Blue Capital Note Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Pennsylvania Inc., Washington	100.0	100.0			
Blue Capital Private Assets GmbH, Hamburg	100.0	100.0			
Blue Capital Real Estate GmbH, Munich	100.0	100.0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100.0	100.0			
Blue Capital Treuhand GmbH, Hamburg	100.0	100.0	EUR	1,642	310
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Bode Grabner Beye Trust GmbH, Grünwald	100.0	100.0			
BodeHewitt Beteiligungs AG, Grünwald	72.3				
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100.0	100.0	EUR	60	[2]
Buchstein Immobilienverwaltung Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
BV Finance Praha s.r.o. i.L., Prague	100.0				
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, Munich	100.0	100.0	EUR	72	[2]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projekt-entwicklungs-KG, Munich	100.0	100.0	EUR	31	[2]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich	100.0		EUR	511	[2]
BV Grundstücksentwicklungs-GmbH, Munich	100.0	100.0			
BVK 2 GmbH i.L., Munich	100.0	100.0			
CA European Bond Advisor S.A., Luxembourg[3]	100.0	100.0			
CA IB Bulinvest EOOD, Sofia[3]	100.0	100.0			
CA IB Corporate Finance a.s., Prague[3]	100.0	100.0	EUR	2,403	1,330
CA IB Corporate Finance d.d., Ljubljana[3]	100.0	100.0			
CA IB Corporate Finance d.o.o., Belgrad[3]	100.0	100.0	EUR	747	571
CA IB Corporate Finance Limited, London[3]	100.0	100.0			
CA IB Corporate Finance OOO, Moscow[3]	100.0	100.0	EUR	1,633	118
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest[3]	100.0	100.0	HUF	379,939	170,492
CA IB d.d., Zagreb[3]	100.0	100.0	EUR	1,069	178
CA IB Financial Advisers a.s., o.c.p., Bratislava[3]	100.0	100.0			
CA IB Romania SRL, Bucharest[3]	100.0	100.0	EUR	146	(485)
CA IB Securities (Ukraine) AT, Kiev[3]	100.0	100.0			
CA IB Securities S.A. (Bucharest), Bucharest[3]	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
CAE Praha a.s., Prague[3]	100.0	100.0	CZK	73,671	(725)
Cameron Granville 2 Asset Management Inc., Manila	100.0	100.0	PHP	(319,087)	(321,047)
Cameron Granville 3 Asset Management Inc., Manila	100.0	100.0	PHP	(496,439)	(527,689)
Cameron Granville Asset Management (SPV-AMC), Inc., Makati City	100.0	100.0	PHP	(303,623)	(366,524)
Cards & Systems EDV-Dienstleistungs GmbH, Vienna[3]	58.0	58.0	EUR	864	271
CDT Advisor S.A., Luxembourg[3]	100.0	100.0			
Celer Allgemeine Vermögensverwaltungs-. Investitions- und Beratungs Gesellschaft m.b.H., Budapest[3]	100.0	100.0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u.Co. KEG, Vienna[3]	83.6	83.6	EUR	1,448	(564)
Chemie Pensionsfonds AG, Munich	100.0		EUR	5,476	– 3,338
Christoph Reisegger Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
City-Hotel GmbH, Munich	100.0	100.0			
City Carré Verwaltungs B.V., The Hague	100.0	100.0			
CL Dritte Car Leasing GmbH & Co. KG. Camin	100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
COBB Beteiligungen und Leasing GmbH, Vienna[3]	50.3	50.3			
Comes Bauconcept GmbH, Munich	100.0	100.0			
Cornus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0			
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Creditanstalt Global Markets Fund Advisor S.A., Luxembourg i.L.[3]	100.0	100.0			
Crescat Equity 1 Beteiligungsgesellschaft mbH & Co. KG, Hamburg	59.4	59.4	EUR	38,397	(2,196)
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
DANIA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Delpha Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Diners Club Czech Republic s.r.o., Prague[3]	100.0	100.0			
Diners Club Polska Sp.z.o.o., Warsaw[3]	100.0	100.0			
Diners Club Slowakei s.r.o., Bratislava[3]	100.0	100.0			
Dione Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Munich	100.0	100.0	EUR	9,929	191
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Vienna[3]	100.0	100.0			
EK Mittelstandsfinanzierungs AG, Vienna[3]	98.0	98.0	EUR	16,408	(949)
Enderlein & Co. GmbH, Bielefeld	100.0	100.0	EUR	114	[2]
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Mose KG, Oldenburg (share of voting rights: 68.3%)	68.5	68.5	EUR	674	(155)
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Grefrath KG, Oldenburg (share of voting rights: 68.3%)	68.5	68.5	EUR	(352)	(187)
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Krähenberg KG, Oldenburg (share of voting rights: 68.3%)	68.5	68.5	EUR	(1,376)	(901)
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna[3]	100.0	100.0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100.0	100.0			
Euro-Bond Blue Capital Verwaltungs GmbH, Bad Soden	100.0	100.0			
Euromarketing AG, Vienna[3]	71.2	71.2	EUR	(6,576)	(222)

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Euroventures-Austria-CA-Management GesmbH, Vienna[3]	100.0	100.0	EUR	3,604	652
Evaris Objektgesellschaft Beteiligungs GmbH, Munich	100.0	100.0	EUR	26	[2]
Evaris Objekt-GmbH & Co. KG, Munich	100.0	100.0	EUR	511	[2]
Family Trust Management Europe S.A., Luxembourg	80.0	80.0	EUR	447	227
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich	100.0	100.0	EUR	(18,765)	1,797
Ferra Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
FGB Grund und Boden GmbH & Co. KG, Munich	94.0	94.0	EUR	(6,003)	(4,045)
FGB Grund und Boden Verwaltungs GmbH, Munich	100.0	100.0			
Financial Risk Management GmbH, Vienna[3]	100.0	100.0			
FM Beteiligungs AG, Vienna[3]	50.0	50.0			
FMZ Savaria Szolgáltató Kft., Budapest[3]	75.0	75.0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna[3]	100.0	100.0			
Food & more GmbH, Munich	100.0		EUR	100	[1.11]
Freizeitpark Oberlaa Vermietungs GmbH, Vienna[3]	75.0	75.0			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich	100.0	100.0	EUR	708	[2]
G.F.S. Management Kantoor B.V., The Hague	100.0	100.0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna[3]	99.0	99.0	EUR	55,191	[2]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100.0	100.0	EUR	26	[2]
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich	100.0	100.0	EUR	242	[2]
GE Immobilienverwaltungs-GmbH, Munich	98.0	98.0			
Goethe Galerie Centermanagement GmbH, Jena	100.0	100.0			
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Vienna[3]	100.0	100.0			
Grand Central Re Limited, Hamilton	92.5		USD	56,165	1,079
Gründerfonds GmbH & Co. KEG, Vienna[3]	100.0	100.0	EUR	11,389	(191)
Gründerfonds GmbH, Vienna[3]	100.0	100.0			
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Munich	100.0	100.0	EUR	52	[2]
GUS Consulting GmbH, Vienna[3]	100.0	100.0	EUR	1,805	(28,195)
H & B Immobilien GmbH & Co. Objekte KG, Munich	100.0	100.0	EUR	5	[2]
H.F.S. Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 14 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 19 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., The Hague	100.0	100.0			
H.F.S. Immobilienfonds Europa 4 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH, Ebersberg	100.0	100.0	EUR	(3,130)	664
H.F.S. Komplementärs GmbH, Munich	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
H.F.S. Leasingfonds GmbH & Co. Deutschland "Ecuador" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Haiti" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Hawai" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Java" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Korea" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Kuba" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Malaysia" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Panama" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland "Thailand" KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH, Ebersberg	100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Value Management GmbH, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds Deutschland 3 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds Deutschland 4 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds GmbH, Munich	100.0	100.0			
Halos GmbH & Co. Objekt KG, Munich	100.0	100.0	EUR	8,191	[2]
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, Munich	100.0	100.0	EUR	276	[2]
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, Munich	100.0	100.0	EUR	54	[2]
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100.0	100.0	EUR	(8,642)	(3,941)
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HESTAR Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
HMIS Management Information & Service GmbH, Munich	100.0	100.0			
Hotel Seddiner See GmbH, Berlin	94.0	94.0	EUR	(217)	307
HVB Alternative Advisors LLC, New York	100.0		USD	75,079	1
HVB Asia Advisers Sdn. Bhd., Kuala Lumpur	100.0	100.0			
HVB Asia Limited, Singapore	100.0		USD	35,821	1,087
HVB Asset Leasing Limited, London	100.0	100.0	USD	88,078	6,316
HVB Asset Management Asia Ltd., Singapore	100.0	100.0	USD	7,856	1,938
HVB Asset Management Holding GmbH, Munich	100.0	100.0	EUR	241,952	[2]
HVB Australia Pty Ltd., Sydney	100.0	100.0	AUD	4,384	(146)
HVB Beteiligungsgesellschaft mbH, Munich	100.0				
HVB Cape Blanc LLC, Wilmington	100.0	100.0			
HVB Capital Management. Inc., New York	100.0	100.0			
HVB Capital Markets Inc., New York	100.0	100.0	USD	27,827	(656)
HVB Capital Partners S.à.r.l., Luxembourg	100.0	100.0	EUR	44,101	43,653
HVB Consult GmbH, Munich	100.0		EUR	1,023	[1,12]
HVB Credit Advisors Limited, Dublin	100.0		EUR	2,709	124
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	100.0		EUR	818	[1,13]
HVB Energy Holdings LLC, New York	100.0				

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
HVB Expertise GmbH, Munich	100.0				
HVB Export Leasing GmbH, Munich	100.0				
HVB Factor Pénzügyi Szolgáltató Zrt., Budapest[3]	100.0	100.0			
HVB Factoring s.r.o., Bratislava[3]	100.0	100.0	SKK	1,260	(6,883)
HVB Factoring s.r.o., Prague[3]	100.0	100.0	CZK	50,034	10
HVB Finance London Limited, London	100.0				
HVB Financne sluzby s.r.o., Bratislava[3]	100.0	100.0			
HVB Finanzberatung GmbH, Munich	100.0	100.0	EUR	26	[2]
HVB FondsFinance GmbH, Munich	100.0	5.0	EUR	2,275	1,252
HVB Fund Services Limited i.L., Dublin	100.0				
HVB Funding Trust II, Wilmington	100.0				
HVB Funding Trust VIII, Wilmington	100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich	100.0				
HVB Global Assets Company (GP), LLC, City of Dover	100.0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava[3]	100.0	100.0	SKK	68,057	10,857
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxembourg	100.0		EUR	1,725	19,926
HVB International Asset Leasing GmbH, Munich	100.0		EUR	(7,149)	(335)
HVB Leasing International GmbH & Co. KG, Hamburg	100.0	100.0			
HVB Leasing Limited Partnership, Wilmington	100.0	1.0			
HVB Life Science GmbH & Co. Beteiligungs-KG, Munich	100.0				
HVB Life Science GmbH, Munich	100.0				
HVB Loan Portfolio GmbH & Co. KG, Munich	100.0				
HVB Loan Portfolio Verwaltungs-GmbH, Munich	100.0				
HVB London Investments (AVON) Limited, London	100.0		USD	162	2,414
HVB London Investments (Blackwater) Limited, London	100.0				
HVB London Investments (CAM) Limited, London	100.0		GBP	142	154
HVB London Trading Ltd., London	100.0				
HVB MG LLC, New York	100.0	100.0			
HVB Mortgage Capital Corp., Wilmington	100.0	100.0			
HVB Pensionsfonds AG, Munich	100.0		EUR	23,347	(15)
HVB Pensionsfonds-Service GmbH, Munich	100.0	100.0	EUR	25	[2]
HVB PGUP LLC, New York	100.0	100.0			
HVB Principal Equity GmbH, Munich	100.0		EUR	34	[1,14]
HVB Profil Gesellschaft für Personalmanagement mbH, Munich	100.0		EUR	28	[1,15]
HVB Projekt Emilienhof GmbH & Co. KG, Munich	100.0	100.0	EUR	250	[2]
HVB Projekt Emilienhof Verwaltungs GmbH, Munich	100.0	100.0			
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HVB Rating Advisory GmbH, Munich	100.0				
HVB Reality CZ s.r.o., Prague[3]	100.0	100.0	CZK	62,226	42,151
HVB Realty Capital Inc., New York	100.0	100.0	USD	(1,373)	(387)
HVB Russell Management GmbH, Munich	51.0				
HVB Secur GmbH, Munich	100.0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100.0				

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
HVB Structured Invest S.A., Luxembourg-Kirchberg	100.0		EUR	1,069	(925)
HVB Verwa 1 GmbH, Munich	100.0				
HVB Verwa 3 GmbH, Munich	100.0		EUR	767	[1,16]
HVB Verwa 4.1 GmbH, Munich	100.0	100.0	EUR	25	[2]
HVB Verwa 4.6 GmbH, Munich	100.0	100.0	EUR	25	[2]
HVB Verwa 5 GmbH & Co. Restrukturierung KG, Bochum	100.0				
HVB Verwa 5 GmbH, Munich	100.0				
HVB Verwa 6 GmbH, Munich	100.0		EUR	21	[1,17]
HVB Verwa 7 GmbH, Munich	100.0		EUR	21	[1,18]
HVB Verwa 8 GmbH, Munich	100.0		EUR	24	[1,19]
HVBFF Baumanagement GmbH, Munich	100.0	100.0	EUR	50	[2]
HVBFF Beteiligungstreuhand GmbH, Munich	100.0	100.0			
HVBFF International Greece GmbH, Munich	100.0	100.0			
HVBFF Internationale Leasing GmbH, Munich	100.0	100.0			
HVBFF Kapitalvermittlungs GmbH, Munich	100.0	100.0	EUR	19	[2]
HVBFF Leasing & Investition GmbH & Co Achte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Erste KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Sechste KG, Munich	100.0	100.0			
HVBFF Leasing Objekt GmbH, Munich	100.0	100.0			
HVBFF Leasing-Fonds Verwaltungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Beteiligungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Leipzig GmbH, Munich	70.0	70.0			
HVBFF Produktionshalle GmbH, Munich	100.0	100.0			
HVBFF Verwaltungs GmbH, Munich	100.0	100.0			
HVZ GmbH & Co. Objekt Unterföhring KG, Munich	100.0	100.0	EUR	26	[2]
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna[3]	99.0	99.0	EUR	49,479	[2]
Hypo-Bank Verwaltungszentrum GmbH, Munich	100.0	100.0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich	80.0	80.0	EUR	(3,696)	(6,472)
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, Munich	100.0	100.0	EUR	128	[2]
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co.KG, Vienna (share of voting rights: 76.2%)[3]	74.4	74.4	EUR	2,455	61
Immobilien Rating GmbH, Vienna[3]	99.0	99.0			
Immobilien Vermietungs GmbH & Co Projekt Gumpendorferstraße 140 KEG, Vienna (share of voting rights: 87.3%)[3]	46.3	46.3			
IMWA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna[3]	99.9	99.9	EUR	153	[2]
Informations-Technologie Austria GmbH, Vienna[3]	61.4	61.4	EUR	22,491	162
Infrastruktur Holding GmbH, Vienna[3]	100.0	100.0			
Interpark Management GmbH & Co. KG, Munich	100.0	100.0			
Interpark Management Verwaltungs GmbH, Munich	100.0	100.0			
IR Services Sp.z.o.o., Warsaw[3]	99.0	99.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Irodahaz Tanácsado Kft., Budapest[3]	100.0	100.0	HUF	(973,228)	(125,645)
Isar-Seine Immobilien GmbH, Munich	100.0				
Ispona Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
IVONA Beteiligungsverwaltung GmbH, Vienna[3]	100.0	100.0	EUR	1,836	538
Kamille Seniorenresidenz Immobilien GmbH & Co. KEG, Vienna (share of voting rights: 100 %)[3]	99.8	99.8			
Karolina Lenfonó Kft., Budapest[3]	100.0	100.0			
Keller Crossing L.P., Atlanta	100.0	100.0	USD	175	(736)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, Munich	100.0	100.0	EUR	(7,122)	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, Munich	100.0	100.0	EUR	(5,762)	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, Munich	100.0	100.0	EUR	(23,695)	0
KHR Projektentwicklungsgesellschaft mbH, Munich	100.0	100.0			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna[3]	100.0	100.0	EUR	2,660	85
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna[3]	100.0	100.0	EUR	1,473	(449)
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	3,244	87
Kunstforum Handelsgesellschaft m.b.H., Vienna[3]	100.0	100.0			
LADIS Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Ladon Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Laimberg 81. V V AG, Munich	100.0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura[3]	98.7	98.7	EUR	9	(5,444)
Landos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	59,098	47,163
LB Holding Gesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	51,168	2,074
Leng Loi Limited, Hong Kong	100.0				
LFL Luftfahrzeug Leasing GmbH, Hamburg	100.0	100.0	EUR	2,127	(439)
Life Britannia GP Limited, Edgware	100.0	100.0			
Life Britannia Management GmbH, Grünwald	100.0	100.0			
Life Management Zweite GmbH, Grünwald	100.0	100.0	EUR	26	[2]
Life Mangagement Erste GmbH, Munich	100.0	100.0	EUR	24	[2]
Life Science I Beteiligungs GmbH, Munich	100.0	100.0	EUR	(1,637)	(24)
Life Verwaltungs Erste GmbH, Munich	100.0	100.0			
Life Verwaltungs Zweite GmbH, Grünwald	100.0	100.0			
M.A.I.L. Alpha Real Estate Management s.r.o., Prague[3]	100.0	100.0			
M.A.I.L. Beteiligungsmanagement GmbH, Vienna[3]	100.0	100.0			
M.A.I.L. CEE Property Invest GmbH, Vienna[3]	100.0	100.0	EUR	1,515	0
M.A.I.L. Eta Real Estate Management s.r.o., Prague[3]	100.0	100.0			
M.A.I.L. Finanzberatung GmbH, Vienna[3]	100.0	100.0	EUR	4,039	165
M.A.I.L. Gamma Real Estate Management s.r.o., Prague[3]	100.0	100.0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co. KEG, Vienna[3]	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
M.A.I.L. Porperty Invest GmbH & Co. Delta KEG, Vienna[3]	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Vienna[3]	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Vienna[3]	100.0	100.0			
M.A.I.L. Private Equity GmbH, Vienna[3]	100.0	100.0			
M.A.I.L. Real Estate Management Jota Bratislava s.r.o., Bratislava[3]	100.0	100.0			
M.A.I.L. STRATOS REAL Sp.z.o.o. Spk, Warsaw[3]	100.0	100.0	PLN	54,653	11,955
M.A.I.L. Stratos Real Sp.z.o.o. Spk, Warsaw[3]	100.0	100.0			
M.A.I.L. Warsaw Property Invest Alpha GmbH, Vienna[3]	100.0	100.0	EUR	12	(221)
M.A.I.L. Zeta Real Estate Management s.r.o., Prague[3]	100.0	100.0			
Manfred Handbüchler GmbH, Vienna[3]	100.0	100.0	EUR	8	[2]
Marienplatz Großgarage GmbH, Munich	66.7	66.7	EUR	601	257
Mather MA Leasing GmbH & Co OHG, Vienna (share of voting rights: 0 %)[3]	100.0	100.0			
MC Marketing GmbH, Vienna[3]	100.0	100.0	EUR	306	(822)
MC Retail GmbH, Vienna[3]	100.0	100.0	EUR	50	(1,467)
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, Munich	100.0	100.0			
Mercator Industrie- und Büro-Center GmbH, Munich	100.0	100.0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	[2]
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	13,692	1,002
MFT Multifunktionale Trainingsgeräte GmbH. Guntramsdorf[3]	74.0	74.0			
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
MLI Münchener Leasing & Investition Dreizehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investiton Siebte GmbH, Munich	100.0	100.0			
Mobility Concept GmbH, Munich	60.0	60.0	EUR	3,385	735
Motion Picture Markets GmbH & Co KG, Grünwald	50.0	50.0			
Motion Picture Production GmbH, Grünwald	51.2	51.2			
Movie Market Beteiligungs GmbH, Munich	100.0	100.0			
Movie Market Dritte Produktions GmbH i. L., Grünwald	100.0	100.0			
Movie Market Erste Produktions GmbH i. L., Grünwald	100.0	100.0			
Movie Market Zweite Produktions GmbH i. L., Grünwald	100.0	100.0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100.0	100.0			
MY Beteiligungs GmbH, Vienna[3]	100.0	100.0			
MY Drei Handels GmbH, Vienna[3]	100.0	100.0			
MY Fünf Handels GmbH, Vienna[3]	50.0	50.0			
MY Sechs Handels GmbH, Vienna[3]	100.0	100.0			
Nadinion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Ningbo Holding GmbH, Munich	100.0	100.0	EUR	7,108	(2)
NXP Co-Investment Partners VIII. L.P., London	85.0	85.0			
Objekt Secunda v.o.s., Prague[3]	100.0	100.0			
Objekt Tertia v.o.s., Prague[3]	100.0	100.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(1,773)	317
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0	EUR	0	881
Olos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich	100.0	94.0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich	100.0	94.0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich	100.0	94.0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich	100.0	100.0			
Omnia Grundstücks-GmbH, Munich	100.0	100.0			
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, Munich	51.0	51.0			
Palais Rothschild Vermietung GmbH, Vienna[3]	100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co OEG, Vienna[3]	100.0	100.0	EUR	1,908	359
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
Pegasus Bauträger GmbH, Munich	100.0	93.8	EUR	26	[2]
Pegasus Project Stadthaus Halle GmbH, Munich	100.0	93.8	EUR	26	[2]
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich	100.0		EUR	(1,585)	346
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Pioneer Asset Management SAI S.A., Bucharest [3]	100.0	100.0	RON	1,885	(454)
Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
PlanetHome AG, Munich (share of voting rights: 99.9%)	90.8		EUR	27,382	2,901
PlanetHome GmbH, Mannheim	100.0	100.0	EUR	560	(1,561)
Plottos Verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	(553)	[2]
PORA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0	100.0			
Projekt-GbR Kronstadter Straße München, Munich	75.0	75.0	EUR	(12,097)	0
Prunus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0	EUR	(7,355)	(2)
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
RAILTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0			
Randus Beteiligungs GmbH, Munich	100.0	100.0	EUR	26	[2]
Real Invest "Atlas" Immobilienerrichtungs- und -beteiligungs GmbH, Vienna[3]	100.0	100.0			
Real Invest Asset Management Czech Republic s.r.o., Prague[3]	100.0	100.0			
Real Invest Immobilien GmbH, Vienna[3]	100.0	100.0			
Real Invest Property GmbH & Co SPB Jota KEG, Vienna[3]	100.0	100.0			
Real Invest Property GmbH & Co Zeta KEG, Vienna[3]	100.0	100.0			
Real Invest Property GmbH & Co. Eta KEG, Vienna[3]	100.0	100.0			
Real Invest Property GmbH, Vienna[3]	100.0	100.0			
Real Invest Property Invest GmbH & Co. Epsilon KEG, Vienna[3]	100.0	100.0			
Real Invest Vermögensberatung GmbH, Vienna[3]	100.0	100.0	EUR	130	[2]

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
RE-St.Marx Holding GmbH, Vienna[3]	100.0	100.0	EUR	22	[2]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., Munich	97.0	97.0			
Rotus Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	26	[2]
Rudolf Piber 2001 GmbH, Vienna[3]	100.0	100.0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich	100.0	100.0	EUR	1,534	[2]
Salvatorplatz-Grundstücksgesellschaft mbH, Munich	100.0	100.0	EUR	119	[2]
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Sas-Real Kft., Budapest[3]	100.0	100.0	HUF	500,738	983
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, Munich	100.0	100.0	EUR	24	[2]
Schoeller Leasing Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna[3]	100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. "Neues Wohnen" KG, Munich	100.0	100.0	EUR	(2,082)	2,369
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Munich	90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Munich	100.0	100.0			
Selfoss Beteiligungsgesellschaft mbH, Munich	100.0	100.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau[3]	99.8	99.8	EUR	103	180
SFS Financial Services GmbH, Vienna[3]	100.0	100.0			
SIA "HVB Leasing", Riga (partially sold in 2007)	100.0	100.0	EUR	916	443
Sigma Holding Ingatlanszolgaltato Kft., Budapest[3]	95.0	95.0			
Simon Verwaltungs-Aktiengesellschaft i.L., Munich	<100.0		EUR	3,048	28
SINERA AG, Zug[3]	100.0	100.0			
SKOGAR Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
sm-end-2-end.de AG, Munich	100.0		EUR	1,921	28
Sole-Felsen-Bad Waldviertel GmbH, Gmünd[3]	57.0	57.0			
Solos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Spree Galerie Hotelbetriebsgesellschaft mbH, Munich	100.0	100.0	EUR	249	[2]
SR Immobilien Verwaltungs GmbH, Munich	100.0				
STARS Geschäftsführungs- und Verwaltungs-GmbH, Munich	100.0				
STARS GmbH & Co. KGaA, Munich	100.0				
Status Vermögensverwaltung GmbH, Hamburg	100.0	100.0	EUR	1,285	(190)
Structured Lease GmbH, Grünwald	100.0	100.0	EUR	750	[2]
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Tai Tam Limited, London	100.0				

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
TALISA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
TC – QUINTA Immobilienerrichtungsgesellschaft m.b.H., Vienna[3]	100.0	100.0			
TC – QUINTA Projektverwaltungsgesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	2,965	(3)
TC Projektverwaltungsges.m.b.H., Vienna[3]	99.8	99.8			
TC Quarta Projektverwaltungsgesellschaft m.b.H., Vienna[3]	100.0	100.0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Vienna[3]	99.8	99.8			
TCHA Immobilien Verwaltungs-GmbH, Munich	100.0	100.0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	(380)	249
TC-QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	2,050	286
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Vienna[3]	99.8	99.8	EUR	(5,570)	(1,553)
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
TERRCASA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, Munich	75.0		EUR	(12,805)	0
TERRENO Grundstücksverwaltung GmbH, Munich	75.0	75.0			
Terronda Development B.V., Amsterdam	100.0	100.0			
Theta Fünf HandelsgmbH, Vienna[3]	100.0	100.0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.8	EUR	26	[2]
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Vienna[3]	100.0	100.0	EUR	(11,448)	199
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Vienna[3]	99.4	99.4	EUR	(14,322)	(428)
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Vienna[3]	99.0	99.0	EUR	(12,087)	(676)
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna[3]	100.0	100.0	EUR	60,812	[2]
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Vienna[3]	97.7	97.7	EUR	(31,144)	(2,336)
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0				
Triple A Rating Advisors Beratung GmbH, Vienna[3]	100.0	100.0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
Triton Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[2]
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	(66)	1,012
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	473	[2]
US Property Investments Inc., Dallas	100.0		USD	5,990	881
V.M.G. Vermietungsgesellschaft mbH, Munich	100.0	100.0			
VBII Industrie und Immobilien GmbH, Hamburg[3]	100.0	100.0	EUR	6,282	117
VCI Volta Center Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(23,136)	650
Verba Verwaltungsgesellschaft mbH, Munich	100.0		EUR	1,567	(830)

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Vereinsbank Leasing International Verwaltungsgesellschaft mbH,					
Hamburg	100.0	100.0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100.0				
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100.0		EUR	708	[1,20]
Vintners London Investments (Nile) Limited, George Town	100.0	100.0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	26	[2]
VOTIV Versicherungsvermittlungs-GesmbH, Vienna[3]	100.0	100.0			
VuWB Investments Inc., Atlanta	100.0	100.0	USD	3,605	1,799
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH,					
Munich	100.0	80.0	EUR	475	[2]
VWP Facility Management Gesellschaft m.b.H., Götzis[3]	100.0	100.0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft.,					
Budapest[3]	100.0	100.0	HUF	83,661	39,521
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Vienna[3]	99.8	99.8	EUR	(3,480)	(341)
WEAG Leasing Gesellschaft m.b.H., Vienna[3]	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna[3])	100.0	100.0	EUR	1,657	(1,024)
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt,					
reg.Gen.m.b.H., Vienna[3]	54.7	54.7	EUR	13	[2]
ZAO IMB-Real Estate, Moscow[3]	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka[3]	100.0	100.0			
ZETA Acht Handels GmbH, Vienna[3]	100.0	100.0			
ZETA Fünf Handels GmbH, Vienna[3]	100.0	100.0			
ZETA Neun Handels GmbH, Vienna[3]	100.0	100.0			
2 Joint Ventures[6]					
2.1 Minor joint ventures					
2.1.1 Banks and financial institutions					
Notartreuhandbank AG, Vienna[3]	25.0	25.0	EUR	14,498	4,361
2.1.2 Other companies					
CGE Power Limited, London	33.3	33.3	GBP	(19,448)	(36)
Global Life Science Limited Partnership, St. Peter Port	23.8		EUR	15,607	(943)
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich	33.3		EUR	196	461
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich	33.3		EUR	154	608
Interfinanziaria S.A., Paradiso-Lugano	33.3	33.3	CHF	2,296	(63)
N665UA Offshore GP, LLC, Wilmington, Delaware	33.3	33.3			
N665UA Offshore OP, L.P., Wimington, Delaware					
(share of voting rights: 0%)	33.2	33.2			
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH,					
Stuttgart[3]	50.0	50.0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart[3]	50.0	50.0	EUR	29,286	(82)

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
UBF Mittelstandsfinanzierungs AG, Vienna[3]	24.1	24.1	EUR	13,049	172
Udeko Handelsgesellschaft mbH, Luxembourg	24.9	24.9	EUR	2,792	12
Wertweiser GmbH, Munich	50.0	50.0			
3 Associated companies					
3.1 Associated companies valued at equity					
3.1.1 Banks and financial institutions					
Adria Bank Aktiengesellschaft, Vienna[3]	25.5	25.5	EUR	30,590	1,888
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck					
(share of voting rights: 46.6%)[3]	47.4	47.4	EUR	469,618	34,891
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg[3]	24.1	24.1	EUR	294,597	13,163
BKS Bank AG, Klagenfurt (share of voting rights: 37.3%)[3]	36.0	36.0	EUR	384,985	29,642
Oberbank AG, Linz (share of voting rights: 34.6%)[3]	33.6	33.6	EUR	693,315	69,213
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna[3]	49.2	49.2	EUR	255,705	26,392
3.1.2 Other companies					
Included in the sub-group totals for Bank Austria Creditanstalt					
Leasing GmbH, Vienna (see "Subsidiaries/Consolidated subsidiaries"):[3]					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Vienna	50.0	50.0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Vienna[7]	1.0	1.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft					
m.b.H., Vienna	33.2	33.2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50.0	50.0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
INPROX Osijek d.o.o., Zagreb	50.0	50.0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H.,					
Gerasdorf	40.0	40.0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Vienna	33.4	33.4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft					
m.b.H., Vienna	50.0	50.0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
RENAULT LEASING CZ, s.r.o., Prague	50.0	50.0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft					
m.b.H., Graz	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna[7]	1.0	1.0			
Ramius HVB Partners LLC, Delaware	50.0	50.0	USD	259,363	11,071
3.2 Minor associated companies					
3.2.1 Banks and financial institutions					
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna[3]	33.3	33.3	EUR	3,699	350
Banco Interfinanzas S.A., Buenos Aires[3]	50.0	50.0	EUR	21,191	2,566
Bank Medici AG, Vienna[3]	25.0	25.0	EUR	6,208	419
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna[3]	23.9	23.9	EUR	53,341	22,816
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna[3]	50.0	50.0	EUR	26,928	1,183
Schwäbische Bank AG, Stuttgart	25.1		EUR	23,543	3,443
Wiener Kreditbürgschaftsgesellschaft m.b.H., Vienna[3]	24.5	24.5	EUR	5,072	5
3.2.2 Other companies					
"BLB" Export Import d.o.o. Banja Luka, Banja Luka[3]	49.0	49.0			
"Gesfö" Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Vienna[3]	25.1	25.1	EUR	5,452	408
"Uni" Gebäudemanagement GmbH, Linz[3]	50.0	50.0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna[3]	50.0	50.0	EUR	84	691
BA-CA Investor Beteiligungs GmbH, Vienna[3]	24.0	24.0			
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Vienna[3]	50.0	50.0	EUR	528	451
Call Now Telekommunikationsservice Gesellschaft mbH, Vienna[3]	25.0	25.0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Vienna[3]	49.0	49.0			
CenterPoint – Connective Software Engineering GmbH, Villach – St. Magdalen[3]	27.0	27.0	EUR	(215)	(166)
CITEC Immobilien GmbH, Vienna[3]	35.0	35.0			
CMP Fonds I GmbH, Berlin (share of voting rights: 25.0%)	32.7		EUR	55,889	(1,644)
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50.0	50.0			
Drustvo za Upravljanje Privatizacionim Investicionim Fondom BLB-menadzment-invest a.d. Banja Luka, Banja Luka[3]	49.0	49.0			
EBPP Electronic Bill Presentment and Payment GmbH, Vienna[3]	45.0	45.0	EUR	1,085	(2,196)
Euro Synergies Management S.A., Paris	20.0				
Giro Bankkártya Rt., Budapest[3]	25.4	25.4	HUF	418,171	0
Hofgarten Grundbesitz Verwaltung GmbH i.L., Berlin	49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam	47.2	47.2	EUR	(49,272)	57
Infrastruktur Planungs- und Entwickluns GmbH, Vienna[3]	45.0	45.0			
INNOVEND Handelsges.m.b.H., Vienna[3]	22.0	22.0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30.0				
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Vienna[3]	50.0	50.0	EUR	1,002	6

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
MOC Verwaltungs GmbH, Munich	23.0	23.0			
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich[9]	23.0	23.0	EUR	(64)	272
Oberbank KB-Leasing Gesellschaft m.b.H., Linz[3]	25.0	25.0			
Österreichische Wertpapierdaten Service GmbH, Vienna[3]	29.5	29.5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Vienna[3]	40.0	40.0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne	25.0	25.0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne	50.0	50.0			
Sparkassen-Haftungs Aktiengesellschaft, Vienna[3]	28.3	28.3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (share of voting rights: 49.1%)	49.0	6.0	EUR	(295,028)	2,354
Unitas Wohnbau Ges.m.b.H., Vienna[3]	49.0	49.0			
WED Holding Gesellschaft m.b.H., Vienna[3]	48.1	48.1	EUR	11,549	0
4 Holdings of 20% to 50% without significant influence[6]					
4.1 Banks and financial institutions					
Deutsche Schiffsbank AG, Bremen / Hamburg	20.0	20.0	EUR	513,052	50,173
4.2 Other companies					
"Salima" WIEN-MITTE Projektentwicklung GmbH, Vienna[3]	50.0	50.0			
Auto Mondo Company S.A., Bucharest[3]	20.0	20.0			
Aviso Alpha Veranlagung GmbH, Vienna[3]	22.9	22.9	EUR	442,022	4,522
Bavaria Filmkunst GmbH, Munich	20.6		EUR	5,919	806
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich	22.5		EUR	100,104	7,130
BC European Capital VII-12 L.P., St. Peter Port (share of voting rights: 0%)	34.1		EUR	68,979	14,060
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50.0	50.0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg/ Martinsried (share of voting rights: 20.4%)	23.5		EUR	5,508	(498)
Blue Capital Equity I GmbH & Co. KG, Hamburg	20.7	20.7	EUR	37,418	(1,761)
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S.A.), Warsaw[3]	49.9	49.9	EUR	0	11,513
Budapesti Ertektözsde Rt., Budapest[3]	25.2	25.2	HUF	5,390,733	3,834
C.I.M. Beteiligungen 1998 GmbH, Vienna[3]	33.3	33.3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Vienna[3]	33.3	33.3	EUR	84	1,727
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Vienna[3]	33.3	33.3			
CALG 435 Grundstückverwaltung GmbH, Vienna[3]	50.0	50.0			
CALG 445 Grundstückverwaltung GmbH, Vienna[3, 8]	75.0	75.0			
CBCB – Czech Banking Credit Bureau, a.s., Prague[3]	20.0	20.0			
CITEC Immobilien in Deutschland AG, Vienna[3]	20.0	20.0			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
CREDANTI HOLDINGS LIMITED, Nicosia[3]	30.0	30.0	EUR	45,378	457
Dayoco Ltd., Hong Kong	50.0	50.0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt (share of voting rights: 39.8%)	39.9	4.0	EUR	2,990	(256)
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna[3]	25.0	25.0			
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (share of voting rights: 0%)	22.3		USD	25,604	(8,252)
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft, Düsseldorf	30.2				
EQT III ISS Co-Investment L.P., St. Peter Port (share of voting rights: 0%)	55.1	55.1	EUR	25,308	(45)
ESMT European School of Management and Technology GmbH, Berlin	24.2		EUR	20,446	(2,380)
GermanIncubator Erste Beteiligungs GmbH, Munich (share of voting rights: 9.9%)	39.6		EUR	(4,778)	255
GI Ventures Aktiengesellschaft, Munich	20.8				
GREENGOLD Kernöl Handels GmbH, St. Marein bei Graz[3]	20.0	20.0			
Gustav-Kramer-Straße 5C, Vienna[3]	25.5	25.5			
Hansa-Nord-Lux Managementgesellschaft, Luxembourg[3]	50.0	50.0	EUR	1,717	429
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31.3	31.3	EUR	28,161	2,763
Heraflax Forschungs- und Entwicklungsges.m.b.H., Knittelfeld[3]	33.3	33.3			
Hotel Rügen Betriebs- und Management GmbH, Frankfurt am Main	25.2	25.2			
HP IT-Solutions GmbH, Innsbruck[3]	28.6	28.6			
INVESCO Real Estate Germany L.L.C., Wilmington	24.9				
INVESCO Real Estate Germany L.P., Wilmington	24.7		USD	7,295	1,559
INVESCO Real Estate GmbH, Munich	24.9		EUR	1,541	870
IPE Euro Wagon L.P., St. Helier (share of voting rights: 0%)	37.5	37.5	EUR	26,597	(43)
Köhler & Krenzer Fashion AG, Ehrenberg	<50.0		EUR	39,.293	3,138
Leasing 439 GmbH, Vienna[3]	50.0	50.0			
LNC (SPV-AMC) Corp., Metro Manila	40.0	40.0	PHP	(31,467)	(59,614)
LNC Investments Holdings Inc., Metro Manila	40.0	40.0			
LNC3 Asset Management Inc., Alabang	40.0	40.0	PHP	(176,563)	(207,813)
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna[3]	25.0	25.0			
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Vienna[3]	50.0	50.0			
MEDIA DRUCK GmbH, Tulln[3]	20.0	20.0			
Megapark Invest GmbH, Vienna[3]	40.0	40.0			
Motion Picture Markets Holding GmbH, Grünwald	33.3	33.3			
Mozfund (Proprietary) Limited, Sandton (share of voting rights: 12.5%)	40.0				
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich	25.0	25.0	EUR	2,641	1,800
Olympus @ HCS S.A. i.L., Mangalia[3]	20.0	20.0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23.4				
PHG POS – Handelsgesellschaft m.b.H., Vienna[3]	33.3	33.3			

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST		CURRENCY	EQUITY CAPITAL	NET PROFIT
	TOTAL SECT. 16 (4) STOCK CORPORATION ACT	OF WHICH: HELD INDIRECTLY		in thousands of currency units	in thousands of currency units
PROCON MultiMedia Aktiengesellschaft, Hamburg	25.0	25.0	EUR	10,197	(248)
PTP Liegenschaftsentwicklung AG, Vienna[3]	25.0	25.0	EUR	2,047	(242)
Ramius Capital Group. L.L.C., New York (share of voting rights: 0%)[3]	24.9	24.9	USD	228,216	34,400
Real Invest Property Jota Immobilienverwertungs GmbH, Vienna[3]	44.5	44.5			
Realitäten-Development GmbH, Vienna[3]	26.7	26.7			
Sentient Global Resources Fund I, L.P., George Town (share of voting rights: 0%)	24.4		USD	102,461	19,672
ShopIn Card Betriebs GmbH, Klagenfurt[3]	33.3	33.3			
Stadion Center Einkaufszentrumerrichtungs GmbH, Vienna[3]	50.0	50.0			
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim	40.0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23.8				
The St. Margarets Limited Partnership, George Town	20.9	20.9	USD	92,148	4,098
The Williams Capital Group. L.P., New York (share of voting rights: 0%)	22.1	22.1	USD	4,521	(1,150)
TP Co-Investment Partners L.P., George Town (share of voting rights: 0%)	100.0	100.0			
VB Private Equity Fund I GbR, Hamburg	25.0	25.0	EUR	5,781	4,932
WED Viennaer Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Vienna[3]	38.0	38.0	EUR	18,404	(19)

NAME AND REGISTERED OFFICE	PERCENTAGE SHARE OF VOTING RIGHTS	
	TOTAL	HELD INDIRECTLY AS PER SEC. 16 (4) STOCK CORPORATION ACT
5 Holdings in large corporations not already shown, with more than 5% of the voting rights		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main	15.4	
Bank Austria Creditanstalt Versicherung AG, Vienna[3]	10.0	10.0
CJSC Moscow Interbank Currency Exchange, Moscow[3]	12.3	12.3
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Union Versicherungs-Aktiengesellschaft, Vienna[3]	10.0	10.0
Unternehmens Invest AG, Vienna[3]	13.0	13.0
VBW Bauen und Wohnen GmbH, Bochum	10.8	
Wüstenrot & Württembergische AG, Stuttgart	7.5	

NAME AND REGISTERED OFFICE	PERCENTAGE INTEREST HELD BY BAYERISCHE HYPO-UND VEREINSBANK AG	SUBSCRIBED CAPITAL, € millions
6 Other selected holdings below 20%		
6.1 Banks and financial institutions		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, Munich	10.5	0.4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4.3	3.2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	7.4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9.1	8.1
Bürgschaftsbank Sachsen GmbH, Dresden	4.7	13.1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8.9	8.4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6.0	3.6
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	12.9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10.5	10.9
Liquiditäts-Konsortialbank GmbH, Frankfurt am Main	5.7	200.0
Saarländische Investitionskreditbank AG, Saarbrücken	3.3	5.2
6.2 Other companies		
Babcock & Brown Limited, Sydney	4.9	733.1
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	8.5	2.9
Börse Düsseldorf AG, Düsseldorf	3.0	5.0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	<5.0	196.3
MBG Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, Stuttgart	5.0	3.6
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	2.9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	5.7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH, Schwerin	15.4	5.1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hannover	8.2	0.9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.8	10.4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12.7	6.5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	9.9
Münchener Rückversicherungs-Gesellschaft AG, Munich	2.2	587.7
Nordex AG, Norderstedt	4.3	64.3
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	0.8

Exchanges rates for 1 Euro at December 31, 2006

Australia	1 euro =	1.6691	AUD
Czech Republic	1 euro =	27.485	CZK
Hungary	1 euro =	251.77	HUF
Latvia	1 euro =	0.6972	LVL
Philippines	1 euro =	64.546	PHP
Poland	1 euro =	3.831	PLN
Slovakia	1 euro =	34.435	SKK
Switzerland	1 euro =	1.6069	CHF
UK	1 euro =	0.6715	GBP
USA	1 euro =	1.317	USD

Notes and comments:

Percentages marked < or > are rounded up or down to one decimal place, e.g. < 100.0% = 99.99% or > 0.0% = 0.01%.

1 Bayerische Hypo- and Vereinsbank AG has concluded profit-and-loss transfer agreements with the following companies:

	COMPANY	PROFIT/LOSS TRANSFERRED €'000
1.1	Bankhaus Neelmeyer AG, Bremen	7,385
1.2	Financial Markets Service Bank GmbH, Munich	(512)
1.3	Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	41,617
1.4	HVB Capital Partners AG, Munich	41,859
1.5	HVB Immobilien AG, Munich	(97,948)
1.6	HVB Information Services GmbH, Munich	(8,330)
1.7	HVB Leasing GmbH, Hamburg	0
1.8	HVB Payments & Services GmbH, Munich	(1,948)
1.9	HVB Verwa 4 GmbH, Munich	327,671
1.10	Blue Capital GmbH, Hamburg	5,062
1.11	Food & more GmbH, Munich	172
1.12	HVB Consult GmbH, Munich	(1,108)
1.13	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	94
1.14	HVB Principal Equity GmbH, Munich	957
1.15	HVB Profil Gesellschaft für Personalmanagement mbH, Munich	2,233
1.16	HVB Verwa 3 GmbH, Munich	(18)
1.17	HVB Verwa 6 GmbH, Munich	(1)
1.18	HVB Verwa 7 GmbH, Munich	(1)
1.19	HVB Verwa 8 GmbH, Munich	(1)
1.20	Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	(221)

2 Profit and loss transfer to shareholders and partners

3 Sold in 2007

4 Subsidiary since Bayerische Hypo- und Vereinsbank AG exercises a controlling influence through company management

5 Compliant with Section 264b German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations

6 Omission of equity capital and net profit is due to the options provided under Section 286 (3) 1 No.1 (minor importance) German Commercial Code. Otherwise amounts for sub-groups are consolidated figures. Compliant with Section 286 (3) 1 No. 1 German Commercial Code, information required by Section 285 No. 11a German Commercial Code is not shown due to minor importance

7 Classified as an associated company valued at equity within the Bank Austria Creditanstalt Leasing GmbH, Vienna, sub-group due to significant influence via Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna

8 No control, therefore shown within holdings of 20% to 50% without significant influence

9 Compliant with SIC 12 the company is fully consolidated by HVB Group

This paper is made of chlorin free pulp and with acid-free raw materials.
Non-ageing according to ISO 9706.

HypoVereinsbank

Member of UniCredit Group

HypoVereinsbank

Member of UniCredit Group

Geschäftsbericht Bayerische Hypo- und Vereinsbank AG 2006

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 20. 3. 2007
Auslieferung: 4. 4. 2007
Printed in Germany

Inhalt

Geschäftsverlauf und Lage

STRUKTUR UND GESCHÄFTSTÄTIGKEIT

Rechtliche Struktur und Organisationsstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft.

Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua (UniCredit).

Vorstand und Aufsichtsrat der HVB AG haben am 12. September 2006 beschlossen, die Beteiligungen der HVB AG an der Bank Austria Creditanstalt AG (BA-CA) und Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine) an die UniCredit, der Töchter Closed Joint Stock Company International Moscow Bank (IMB) und AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA sowie die Aktiva und Passiva der HVB AG Filialen Tallinn, Estland und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zu übertragen. Die außerordentliche Hauptversammlung der HVB AG vom 25. Oktober 2006 hat mit jeweils mehr als 99,4% der abgegebenen Stimmen den entsprechenden Verträgen zugestimmt. Der Vorstand hat am 9. Januar 2007 über den Vollzug entschieden. Die Veräußerungsgewinne aus den erwähnten Transaktionen werden weitgehend im ersten Quartal 2007 vereinnahmt.

Die Stammaktien der HVB AG sind zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange. Am 23. Januar 2007 hat der Board of Directors der UniCredit als Mehrheitsgesellschafter der HVB AG beschlossen, ein Squeeze-Out-Verfahren der HVB Aktien zu beginnen. Die UniCredit hält zum Zeitpunkt der Aufstellung des Jahresabschlusses mehr als 95% des Aktienkapitals.

Angaben gemäß §289 Abs. 4 HGB im Zusammenhang mit dem Übernahmerichtlinie-Umsetzungsgesetz

Das gezeichnete Kapital der HVB AG beträgt 2 252 097 420,00 € und ist eingeteilt in

a) 2 208 436 620,00 € auf den Inhaber lautende Stammaktien, zerlegt in 736 145 540 Stückaktien
b) 43 660 800,00 € auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14 553 600 Stückaktien.

Die Stammaktien machen 98,06% und die Vorzugsaktien 1,94% des Grundkapitals aus.

Die Stammaktien lauten auf den Inhaber oder auf Namen.

Aktionäre, welche auf den Inhaber lautende Stammaktien besitzen, sind zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts unter den in § 18 Abs. 2 der Satzung geregelten Voraussetzungen berechtigt. Jede Stammaktie gewährt in der Hauptversammlung eine Stimme.

Jeder Aktionär hat in der Hauptversammlung ein Frage- und Rederecht, wobei der Versammlungsleiter das Frage- und Rederecht angemessen beschränken kann.

Die Stammaktien nehmen neben den Vorzugsaktien an der gleichmäßigen Zahlung etwaiger Gewinnanteile (Dividende) teil.

Die Vorzugsaktien sind stimmrechtslos und lauten auf Namen. Sie erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt.

Aktionäre, welche auf den Namen lautende Vorzugsaktien besitzen, sind zur Teilnahme an der Hauptversammlung unter den in § 18 Abs. 1 der Satzung geregelten Voraussetzungen berechtigt.

Die Inhaber von Stamm- und Vorzugsaktien haben bei Kapitalerhöhungen grundsätzlich ein Bezugsrecht, es sei denn, dass der Vorstand gemäß Beschluss der Hauptversammlung oder auf Grund einer entsprechenden, von der Hauptversammlung beschlossenen Satzungsregelung ermächtigt ist, das Bezugsrecht auszuschließen.

Darüber hinaus stehen den Inhabern von Stamm- und Vorzugsaktien die weiteren im Aktiengesetz geregelten Rechte zu.

Die auf Namen lautenden Vorzugsaktien können gemäß § 6 Abs. 2 der Satzung nur mit Zustimmung der Gesellschaft übertragen werden. Aus eigenen Aktien stehen der Gesellschaft gemäß § 71 b) AktG keine Rechte zu. Etwaige Beschränkungen in Bezug auf die Ausübung von Stimmrechten oder die Übertragung von Aktien, die sich aus Vereinbarungen zwischen Gesellschaftern ergeben können, sind dem Vorstand nicht bekannt.

Am 22. November 2005 hat die UniCredito Italiano S.p.A., Genua, gemäß §21 WpHG der Gesellschaft mitgeteilt, dass sie seit dem 17. November 2005 93,9% des Grundkapitals und 93,8% der stimmberechtigten Inhaber-Stammaktien der Gesellschaft hält, davon 0,001% indirekt. Der Ad-hoc-Mitteilung vom 23. Januar 2007 der UniCredit ist zu entnehmen, dass sich ihr Anteil am Grundkapital der HVB AG inzwischen auf 95% erhöht hat.

Die Gesellschaft hat keine Aktien ausgegeben, die eine besondere Einflussnahmemöglichkeit auf die Gesellschaftsorgane und damit eine besondere Kontrollbefugnis verleihen.

Eine Trennung zwischen Stimmrechtskontrolle und Aktie im Zusammenhang mit Arbeitnehmerbeteiligungen besteht nicht. Sofern Arbeitnehmer der Gesellschaft Aktien der Gesellschaft erworben haben, können sie ihr Stimmrecht – wie jeder andere Aktionär – entweder selbst oder durch einen Bevollmächtigten ausüben.

Die Bestellung und Abberufung von Vorstandsmitgliedern richtet sich nach den gesetzlichen Vorschriften in §§84, 85 AktG. Satzungsänderungen bedürfen gemäß §179 AktG eines Beschlusses der Hauptversammlung. Der Beschluss bedarf einer Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals. Gemäß §21 Abs. 2 der Satzung ist die Befugnis zu Änderungen der Satzung, die nur die sprachliche Form, nicht jedoch deren Inhalt betreffen (Fassungsänderung), dem Aufsichtsrat eingeräumt.

Auf Grund eines Beschlusses der Hauptversammlung vom 29. April 2004 ist der Vorstand gemäß §5 Abs. 2 der Satzung zur Aktienausgabe aus genehmigtem Kapital (§§202ff. AktG) ermächtigt. §5 Abs. 2 Satz 1 und 2 der Satzung der Gesellschaft hat folgenden Wortlaut: »Der Vorstand ist ermächtigt, bis zum 29. April 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen oder auch gegen Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal 990000000,00 € durch Ausgabe von bis zu 330000000 Stückaktien zu erhöhen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden.«

Der Vorstand ist hierbei ermächtigt, in den in §5 Abs. 2 der Satzung im Einzelnen aufgeführten Fällen das Bezugsrecht der Aktionäre nach Maßgabe der Ermächtigung vom 29. April 2004 mit Zustimmung des Aufsichtsrats auszuschließen.

Durch Beschluss der Hauptversammlung vom 14. Mai 2003 ist der Vorstand ferner ermächtigt, gemäß §221 AktG bis zum 14. Mai 2008 Optionsschuldverschreibungen, Wandelschuldverschreibungen, Optionsgenussscheine oder Wandelgenussscheine mit einem Options- oder Wandlungsrecht und/oder einer Wandlungspflicht in auf den Inhaber lautende Stammaktien der Bayerische Hypo- und Vereinsbank Aktiengesellschaft oder Gewinnschuldverschreibungen (mit oder ohne Options- oder Wandlungsrecht oder -pflicht) in Euro oder einer anderen gesetzlichen Währung im Gesamtnennbetrag oder Gegenwert von insgesamt bis zu 1500000000,00 € zu begeben. Zur Gewährung von Stammaktien an die Inhaber von Schuldverschreibungen und Genussscheinen, die gemäß dieser Ermächtigung vom 14. Mai 2003 begeben werden, steht gemäß §5 Abs. 4 der Satzung ein bedingtes Kapital von 375 Mio € zur Verfügung.

Auf Grund des Beschlusses der Hauptversammlung vom 23. Mai 2006 ist der Vorstand ferner gemäß §71 Abs. 1 Nr. 7 AktG ermächtigt, zum Zwecke des Wertpapierhandels eigene Aktien zu kaufen und zu verkaufen.

Darüber hinaus kann die Gesellschaft in den in §71 Abs. 1 Nr. 1–5 AktG gesetzlich vorgesehenen Fällen eigene Aktien erwerben.

In der HVB AG bestehen keine wesentlichen Vereinbarungen, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen.

Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots mit den Mitgliedern des Vorstands oder Arbeitnehmern bestehen nicht.

Gemäß §171 Abs. 2 Satz 2 AktG in der Fassung des Übernahmerichtlinie-Umsetzungsgesetzes vom 8. Juli 2006 werden die Angaben zu §289 Abs. 4 HGB im Bericht des Aufsichtsrats des Geschäftsberichts 2006 der HVB Group erläutert.

Geschäftsfelder

Im Zusammenhang mit der Integration in die UniCredit Gruppe wurden die marktbezogenen Aktivitäten der HVB AG neu strukturiert und gemäß der global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking aufgeteilt. Daneben gibt es ein Geschäftsfeld »Sonstige«, das Global Business Services und Group Corporate Center Aktivitäten umfasst. In die Group Corporate Center Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SCP) einbezogen.

Geschäftsverlauf und Lage Fortsetzung

Wesentliche Produkte, Absatzmärkte, Wettbewerbsposition und Standorte
Die HVB AG gehört zu den großen Banken in Deutschland, die in ausgewählten Regionen mit hoher Präsenz vertreten ist. Die HVB AG bietet sowohl Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich eine umfassende Auswahl an Bank- und Finanzprodukten und -dienstleistungen an, die zum Beispiel von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Privatkundengeschäft, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Wealth Management reicht.

Nach Übertragung der Beteiligungen der HVB AG an der BA-CA sowie an weiteren Einheiten in Zentral- und Osteuropa ergibt sich die Möglichkeit für weiteres organisches Wachstum sowie für externes akquisitionsbezogenes Wachstum auf dem deutschen Bankenmarkt. Außerdem ergibt sich die Chance für einen Markteintritt in anderen Regionen Europas (insbesondere Skandinavien und Benelux-Staaten). Auch ist es das Ziel, das Investment-Banking-Geschäft signifikant auszubauen und sich zum Kompetenzzentrum für das Investment Banking innerhalb der gesamten UniCredit Gruppe zu entwickeln.

Wie bislang auch, liegt die operative Verantwortung für das Geschäft in Zentral- und Osteuropa (CEE) bei der BA-CA. Die Präsenz und Angebotsbreite der UniCredit Gruppe wird sich durch die Zusammenführung der CEE-Aktivitäten weiter erheblich verbessern. Damit ist die HVB AG in der Lage, ihren Kunden einen noch besseren Zugang in diese Region zu eröffnen, die damit von den Transaktionen profitieren.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Kapitel Geschäftsstellen im Lagebericht.

Organisation der Leitung und Kontrolle
Der Vorstand als Leitungsorgan der HVB AG berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB AG einschließlich der Risikolage.

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr drei Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss und Vermittlungsausschuss.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement waren 2006 unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risikobericht«.

Eine namentliche Aufstellung aller Mitglieder des Vorstands und des Aufsichtsrats der HVB AG befindet sich im Kapitel Organe im Anhang.

Grundzüge des Vergütungssystems
Struktur der Vorstandsvergütung
Die Struktur der Vorstandsvergütung sowie die Vergütung im Einzelnen werden vom Präsidium des Aufsichtsrats festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive).

Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die HVB AG durchgeführt, in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder für das Jahr 2006 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern zu Beginn des Jahres vereinbarter Ziele abhängig ist. 2006 wurden diese Ziele im Laufe des Jahres nach Abschluss der Dreijahresplanung präzisiert. Die Ziele sind in Scorecards abgebildet und umfassen Team-, Core- und Integrationsziele.

Das Teamziel orientiert sich bei allen Vorstandsmitgliedern am Ergebnis des HVB-Teilkonzerns. Einige für regionale Divisionen verantwortliche Vorstandsmitglieder haben daneben noch als weiteres Teamziel ein divisionales Ziel. Den Schwerpunkt bilden die so genannten Coreziele, also besonders bedeutende Ziele aus dem eigenen Verantwortungsbereich. Unter den Integrationszielen werden die wichtigsten Aufgaben aus dem Prozess zur Integration der HVB AG in die UniCredit Gruppe erfasst.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit keinen Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die zuvor festgelegte Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Berücksichtigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit wird ab 2007 als Referenzwert der Maximalwert des Bonus festgelegt. Dieser Maximal-Bonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist und künftig bei einer Zielerreichung von 100% ein entsprechend niedrigerer Prozentsatz des Maximal-Bonus ausgezahlt wird.

Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten. Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl an Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). In 2006 wurden dem Vorstand der HVB AG insgesamt 508 633 Stock Options gewährt. Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von neun Jahren ab Vesting.

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Der Vorstand der HVB AG hat in 2006 195 333 Performance Shares erhalten. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit.

Für einzelne Mitglieder des Vorstands kommt es je nach den vertraglichen Konstellationen zu Abweichungen von den oben genannten Regelungen. Weitere Einzelheiten dazu sind im Geschäftsbericht der HVB Group im Vergütungsbericht dargestellt.

Vergütung der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Angaben zur Höhe der Gesamtbezüge der Vorstandsmitglieder sind dem Anhang zu entnehmen.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting-Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Geschäftsverlauf und Lage Fortsetzung

Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf drei Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200 000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, sodass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält. Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fonds. Die HVB AG garantiert eine Rendite von 2,75% p. a. Ein höherer Ertrag wird zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet. Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet. Einem Vorstandsmitglied wurde eine Festbetragszusage erteilt. Für ein anderes Vorstandsmitglied werden Beiträge an eine Pensionskasse entrichtet. Für ein weiteres Vorstandsmitglied besteht keine Versorgungszusage mit der HVB AG.

Ferner bestehen Zusagen für den Fall der Beendigung der Tätigkeit als Vorstandsmitglied. Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld von mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch von drei Jahresgehältern in Abhängigkeit von der Dienstzeit gezahlt; der Höchstbetrag wird nach 20 Jahren gezahlt. Das Übergangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus). Ein Vorstandsmitglied erhält wegen eines anderweitigen Vertrags in der Gruppe bei Nichtverlängerung von der HVB AG keine Leistungen, ein anderes kann Ruhegeld beziehen.

Vergütung der Aufsichtsratsmitglieder
Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 25 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 120 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2006 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20 000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder sind dem Anhang zu entnehmen.

Unternehmensinterne Steuerung
Die HVB AG hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um den Anforderungen des Kapitalmarkts sowie der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt. Das vorrangige Ziel der Wertschaffung im Sinne des »Shareholder Value« kann so auf die operativen Divisionen übertragen werden.

Im Wesentlichen fordert dieses Konzept eine Verzinsung von zwei Kapitalressourcen. Das ist zum einen das regulatorische Kapital im Sinne von gebundenem Kernkapital, zum anderen das Risikokapital, also das tatsächlich notwendige ökonomische Kapital zur Deckung der nach internen Modellen ermittelten Risiken. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, die von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wird die duale Gesamtbanksteuerung weiter mit der Steuerung der UniCredit Gruppe harmonisiert. Eine detaillierte Beschreibung zu diesem Thema befindet sich im Risikobericht im Kapitel »Gesamtbanksteuerung«.

RAHMENBEDINGUNGEN

Gesamtwirtschaftliche Entwicklung 2006

Die Weltwirtschaft wuchs im vergangenen Jahr mit knapp 5% gegenüber dem Vorjahr etwa so stark wie im Jahr 2005. Wachstumspole waren die USA (BIP-Zuwachs 2006: +3,5%), China (+10,75%) und die asiatischen Schwellenländer (+7,0%). Vor allem in den USA zeigte sich im Jahresverlauf jedoch bereits eine Abkühlung, in deren Folge das BIP-Wachstum spürbar unter den langfristigen Durchschnitt von 3,25% fiel. Ursache waren vor allem die schwächeren wirtschaftspolitischen Stimuli, das weiter steigende Außenhandelsdefizit, eine deutliche Abschwächung im Immobiliensektor sowie die tiefgreifenden Probleme in der amerikanischen Autoindustrie. Japan hingegen befindet sich in der Mitte einer ausgedehnten Wachstumsphase. Getragen von Exporten und Unternehmensinvestitionen legte das BIP 2006 um gut 2,0% gegenüber dem Vorjahr zu.

Im Euroraum hat der Aufschwung im vergangenen Jahr an Dynamik hinzugewonnen. Das Bruttoinlandsprodukt (BIP) wuchs 2006 mit 2,75% nahezu doppelt so schnell wie im Vorjahr. Dabei konnte die europäische Wirtschaft von anhaltend starker Auslandsnachfrage ebenso profitieren wie von einer robusten Binnennachfrage. Das gilt vor allem für Deutschland, wo neben den Investitionen auch der private Verbrauch wieder zur Wachstumsstütze wurde. Erstmals seit gut einer Dekade blieb der deutsche BIP-Zuwachs nicht mehr hinter dem des Euroraums zurück. Die Entwicklung im Einzelnen:

- Im Jahresdurchschnitt 2006 fiel der BIP-Anstieg in Deutschland mit 2,5% deutlich höher aus als im Vorjahr (+0,9%). Es war der stärkste Zuwachs seit dem Jahr 2000, hauptsächlich getragen vom starken Wachstum der Unternehmensinvestitionen.
- Die deutsche Inflation lag bei 1,8% (2005: +1,9%). Verantwortlich für den Rückgang gegenüber dem Vorjahr war vor allem ein weniger starker Anstieg von Energiepreisen und von staatlich festgesetzten Preisen.
- Die Zahl der Arbeitslosen lag im Jahresmittel 2006 bei 4,48 Millionen, nach 4,86 Millionen im Vorjahr.
- Der Leistungsbilanzüberschuss lag bei 4,4% des nominalen BIP (2005: 4,0%). Deutschland blieb damit weltweit die stärkste Exportwirtschaft.
- Das Defizit der öffentlichen Haushalte sank deutlich von 3,2% des BIP auf 1,9%. Damit hielt Deutschland erstmals seit fünf Jahren wieder die Vorgaben des europäischen Stabilitäts- und Wachstumspakts ein.
- Die Langfristzinsen sind wieder angestiegen. Ende 2006 lagen die Renditen der zehnjährigen Bundesanleihen bei 3,95% (2005: 3,3%). Die Europäische Zentralbank erhöhte den Refi-Satz von 2,25% zu Jahresbeginn auf 3,5% im Dezember 2006.

Branchenspezifische Rahmenbedingungen

Der deutsche Bankensektor war im Jahr 2006 durch eine positive Entwicklung der Kredit- und Einlagebestände geprägt. Ursachen waren das immer noch robuste Wachstum der Weltwirtschaft in Verbindung mit der stärksten Expansion der deutschen Wirtschaft seit dem Jahre 2000. Hinzu kam eine starke Performance der internationalen Finanzmärkte. Die für den Zinsüberschuss verantwortlichen Faktoren schufen insgesamt ein positives Umfeld für die Profitabilität der deutschen Banken. Im Kreditgeschäft ist die Wachstumsrate der Ausleihungen des Bankensektors 2006 zum ersten Mal seit 2002 wieder positiv gewesen, auch wenn sie gemessen am Niveau des Euro-Raums noch sehr niedrig war. Die gesamten Ausleihungen wuchsen 2006 um circa 1%, während sie zwischen 2002 und 2005 im Durchschnitt jährlich noch um 0,6% zurückgegangen waren. Dies ist auf die hohen Investitionen der deutschen Firmen für Kapitalgüter und die dadurch bedingten Ausleihungen zurückzuführen. Die Kreditnachfrage der Haushalte nahm hingegen nur leicht zu.

Die Einlagenbestände sind stärker gewachsen (die gesamten Einlagen der Nichtbanken sind 2006 um 4,5% angestiegen). Wie auch bei den Ausleihungen trug dazu hauptsächlich die verbesserte finanzielle Situation der Unternehmen bei, die 2006 Termingelder im Gegensatz zu Sichteinlagen bevorzugten.

Der im Jahr 2006 aus dem Wachstum der Kredit- und der Einlagenbestände resultierende positive Beitrag zum Zinsüberschuss wurde während der ersten Hälfte des Jahres durch weiteren Druck auf die Zinsspanne gedämpft. Während die Banken im Zusammenhang mit der restriktiveren Geldpolitik der EZB die Einlagenzinsen spürbar erhöhten, waren zunächst die langfristigen Kreditzinsen in der ersten Jahreshälfte weiter rückläufig, zeigten in der zweiten Jahreshälfte eine Trendumkehr und erreichten nahezu das Vorjahresniveau.

Geschäftsverlauf und Lage Fortsetzung

Der Beitrag des Provisionsüberschusses zur Ertragssituation deutscher Banken profitierte 2006 hauptsächlich vom sehr freundlichen Finanzmarktumfeld. Die verstärkte Aktivität am Kapitalmarkt hat sich 2006 im erneut starken Zuwachs des Handelsvolumens an den deutschen Börsen niedergeschlagen. Dies wurde besonders durch die sehr starke Nachfrage der institutionellen Investoren begünstigt. Der DAX stieg zum zweiten Mal in Folge um über 20% bezogen auf das jeweilige Vorjahr an und schuf somit ein sehr positives Umfeld für das Fondsgeschäft sowie für das Handelsergebnis der deutschen Banken.

Die Risikovorsorge hat sich 2006, zumindest was den Unternehmenssektor betrifft, vergleichsweise positiv entwickelt. Zu verzeichnen war eine weiterhin schrumpfende Anzahl von Unternehmensinsolvenzen; die Verbraucherinsolvenzen hingegen wuchsen weiter an.

Erfolgsrechnung 2006 und wesentliche Ereignisse des Geschäftsjahres 2006

Auch im Geschäftsjahr 2006 wurde die Gewinn- und Verlustrechnung der HVB AG durch Sondereffekte beeinflusst, die sich vor allem außerhalb des Betriebsergebnisses ausgewirkt haben. Das Betriebsergebnis verbesserte sich durch einen gestiegenen Zinsüberschuss und eine erhebliche Entlastung der Risikovorsorge um mehr als die Hälfte. Außerhalb des Betriebsergebnisses ergaben sich im Berichtsjahr per saldo belastende Sondereffekte, die sich im Saldo sonstiges Geschäft niederschlagen.

So konnten im Berichtsjahr negative Sondereffekte aus Verlustübernahmen und Änderungen von Bewertungsparametern nicht vollständig durch positive Sondereffekte aus Beteiligungsverkäufen kompensiert werden; im Saldo sonstiges Geschäft ergibt sich dadurch eine Nettobelastung von –89 Mio €.

ERFOLGSRECHNUNG

	2006	2005	VERÄNDERUNG	
GEWINN- UND VERLUSTRECHNUNG	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	3 929	3 682	247	6,7
Provisionsüberschuss	1 464	1 395	69	4,9
Nettoergebnis aus Finanzgeschäften	336	395	– 59	– 14,9
Verwaltungsaufwendungen	– 3 375	– 3 364	– 11	0,3
Personalaufwand	– 1 878	– 1 846	– 32	1,7
Andere Verwaltungsaufwendungen[1]	– 1 497	– 1 518	21	– 1,4
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	– 106	– 127	21	16,5
Betriebsergebnis vor Risikovorsorge	**2 248**	**1 981**	**267**	**13,5**
Risikovorsorge	– 762	– 1 018	256	– 25,1
Betriebsergebnis	**1 486**	**963**	**523**	**54,3**
Aufwendungen für Restrukturierungen	—	– 330	330	– 100,0
Außerordentliche Aufwendungen	—	– 225	225	– 100,0
Saldo sonstiges Geschäft	– 89	822	– 911	
Zuführung zum Fonds für allgemeine Bankrisiken	—	– 1	1	– 100,0
Ergebnis vor Steuern	**1 397**	**1 229**	**168**	**13,7**
Steuern	– 155	– 236	81	– 34,3
Jahresüberschuss/-fehlbetrag	**1 242**	**993**	**249**	**25,1**
Entnahmen aus der Rücklage für eigene Anteile	1	—	1	
Einstellungen in die Rücklage für eigene Anteile	—	– 2	2	– 100,0
Einstellungen in andere Gewinnrücklagen	– 621	– 800	179	– 22,4
Bilanzgewinn	**622**	**191**	**431**	**>+ 100,0**

1 Einschließlich Normalabschreibungen auf Sachanlagen

Im Vorjahr ergaben sich unterhalb des Betriebsergebnisses per saldo begünstigende Sondereffekte, insbesondere durch Zuschreibungen auf Anteile an verbundenen Unternehmen und Veräußerungsgewinnen, die die negativen Sondereffekte wie Restrukturierungsaufwendungen, außerordentliche Aufwendungen sowie Verlustübernahmen deutlich übertrafen.

- Der Zinsüberschuss hat sich auf 3929 Mio € (+6,7%) erhöht. Dazu trugen vor allem die Zinsen aus Kredit- und Geldmarktgeschäften, den festverzinslichen Wertpapieren, den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren sowie aus Beteiligungen bei. Niedriger waren die Erträge aus Anteilen an verbundenen Unternehmen, da in Folge des anstehenden Verkaufs der BA-CA an die UniCredito Italiano S.p.A. die Dividendenerträge Bestandteil des Veräußerungspreises sind und somit nicht im Zinsüberschuss der HVB AG enthalten sind. Die Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen stiegen durch die erhöhte Ausschüttung der HVB Verwa 4 GmbH, München, auf Grund des Verkaufs der Activest Investmentgesellschaft mbH, München, an Pioneer Global Asset Management S.p.A., Mailand, auf 427 Mio €. Die beiden letztgenannten Sondereffekte haben sich per saldo weitgehend ausgeglichen.

- Der Provisionsüberschuss konnte auf 1464 Mio € (+4,9%) gesteigert werden. Diese positive Entwicklung ist neben dem verbesserten Marktumfeld auf einen Anstieg im Wertpapier- und Depotgeschäft, die Erträge aus dem Vermittlungsgeschäft, insbesondere aus Beratungstätigkeiten, zurückzuführen. Gerade bei den Produktplatzierungen konnten wir die Erträge in hohem Maße steigern. Belastet wurde dieser positive Trend durch einen Rückgang im Kreditgeschäft.

- Das Nettoergebnis aus Finanzgeschäften betrug im abgelaufenen Geschäftsjahr 336 Mio €, das sind 59 Mio € weniger als im Vorjahr. Der Rückgang begründet sich im Wesentlichen durch ein niedrigeres Ergebnis aus dem kursbezogenen Geschäft (–54 Mio €).

- Mit 3375 Mio € liegen die Verwaltungsaufwendungen leicht über denen des Vorjahrs. Die Personalaufwendungen sind um 1,7% gestiegen, was im Wesentlichen auf tarifliche und außertarifliche Gehaltsanpassungen zurückzuführen ist. Die anderen Verwaltungsaufwendungen einschließlich der Normalabschreibungen auf Sachanlagen haben sich um 1,4% auf 1497 Mio € verringert. Dieser Rückgang ist das Resultat strikten Kostenmanagements.

- Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen betrug im Geschäftsjahr 2006 –106 Mio € (2005: –127 Mio €). Im Aufwandssaldo enthalten sind Zuführungen zu Rückstellungen für Mietgarantien sowie Rückstellungen aus dem Nichtkreditgeschäft.

- Da die operativen Erträge prozentual stärker stiegen (+3,1%) als die Verwaltungsaufwendungen (+0,3%) verbesserte sich die Cost-Income-Ratio um 1,7%-Punkte auf erfreuliche 61,2%.

- Der Aufwand für die Risikovorsorge (inklusive Ergebnis aus Liquiditätsvorsorgebestand) belief sich auf 762 Mio € und lag damit erheblich unter dem Niveau des Vorjahres. Die Belastungen aus Einzelengagements aus dem Kreditgeschäft konnten durch den konjunkturellen Aufschwung weiter reduziert werden. Das Bewertungsergebnis im Kreditgeschäft lag bei 808 Mio €. Das Ergebnis aus dem Liquiditätsvorsorgebestand belief sich auf 46 Mio €, was zu einem Anstieg von 67 Mio € gegenüber dem Vorjahr führte.

- Das ausgewiesene Betriebsergebnis in Höhe von 1486 Mio € stieg vor allem durch den höheren Zinsüberschuss und die niedrigere Risikovorsorge um 54,3% und spiegelt insgesamt die erfreuliche Entwicklung der Gesamtbank wider.

- Im Saldo sonstiges Geschäft weisen wir einen Aufwand von –89 Mio € aus (2005: 822 Mio €). Darin enthalten sind unter anderem Veräußerungsgewinne und -verluste aus Beteiligungen, verbundenen Unternehmen, wie Anlagevermögen behandelte Wertpapiere (246 Mio €) und Zu- bzw. Abschreibungen auf unseren Anteilsbesitz von per saldo 59 Mio €. Belastet wurde das Ergebnis durch die in dieser Position enthaltenen Verlustübernahmen in Höhe von 230 Mio € (2005: 422 Mio €) sowie durch einmalige Aufwendungen im Zusammenhang mit der Änderung von Parametern bei der Ermittlung von Fair Values bei Handelsbeständen sowie Finanzinstrumenten aus dem Liquiditätsvorsorgebestand (153 Mio €).

- Der Aufwand für Steuern vom Einkommen und vom Ertrag beträgt 150 Mio € (2005: 230 Mio €). Die sonstigen Steuern beliefen sich auf 5 Mio €.

Geschäftsverlauf und Lage Fortsetzung

- Aus der beschriebenen Entwicklung erzielte die HVB AG im Geschäftsjahr 2006 einen Jahresüberschuss in Höhe von 1242 Mio €. Zum Jahresende errechnet sich eine Eigenkapitalrentabilität nach Steuern von 10,1%. Die Verwendung des Jahresüberschusses haben wir mit 621 Mio € für die Einstellung in die anderen Gewinnrücklagen vorgesehen. Aus der 2005 gebildeten Rücklage für eigene Anteile haben wir 1 Mio € entnommen. Der Hauptversammlung im Juni 2007 schlagen wir vor zu beschließen, aus dem verbleibenden Bilanzgewinn eine Dividende in Höhe von 301 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 321 Mio € vorzunehmen. Die Dividendensumme in Höhe von 301 Mio € entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie (300 Mio €) sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie (1 Mio €).

BILANZ

- Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2006 auf 321,9 Mrd € (+3,0%). Die Forderungen an Kreditinstitute und Kunden entwickelten sich rückläufig, wohingegen die Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinslichen Wertpapiere stärker zunahmen.

- Das Kreditvolumen (Bilanzaktiva, Derivate mit Ausnahme von Stillhalterpositionen von Optionsgeschäften sowie die dafür übernommenen Gewährleistungen und andere außerbilanzielle Geschäfte) stieg von 396,0 Mrd € im Vorjahr auf 404,2 Mrd € (+2,1%).

- Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren erhöhten sich um 22,1% auf 66,3 Mrd € und die Aktien und anderen nicht festverzinslichen Wertpapieren um 55,0% auf 24,1 Mrd €. Die Anteile an Beteiligungen und verbundenen Unternehmen erhöhten sich leicht um 0,3 Mrd € auf 12,0 Mrd €.

- Die Refinanzierung wurde dem erhöhten Aktivvolumen angepasst. Dabei haben wir die Verbindlichkeiten gegenüber Kreditinstitute (+2,2%) sowie die verbrieften Verbindlichkeiten (+1,6%) erhöht. Die Verbindlichkeiten gegenüber Kunden blieben mit 104,0 Mrd € nahezu unverändert. Die sonstigen Verbindlichkeiten stiegen deutlich (+40,9%) auf 20,9 Mrd €, bedingt durch Verbindlichkeiten aus Wertpapier-Short-Positionen und erhaltenen Prämien für noch nicht fällige Optionsgeschäfte. Die Bank nutzt alle Arten der Refinanzierung, darunter auch Geldeinlagen, Geldaufnahmen bei anderen Kreditinstituten über alle Laufzeitbänder des Kapitalmarktes unter teilweiser Inanspruchnahme der ausgereichten Linien.

- Das bilanzielle Eigenkapital der HVB AG (einschließlich 1,2 Mrd € Jahresüberschuss) erhöhte sich gegenüber dem Vorjahr um 1,1 Mrd €. Aus der Rücklage für eigene Anteile haben wir 1 Mio € aufgelöst. Den anderen Gewinnrücklagen haben wir 0,6 Mrd € zugeführt.

- Die Risikoaktiva nach KWG belaufen sich nach festgestelltem Jahresabschluss 2006 auf 137,6 Mrd € (2005: 151,9 Mrd €). Die Marktrisikopositionen betragen 0,6 Mrd €.

- Im Berichtsjahr beläuft sich das Kernkapital (KWG) nach festgestelltem Jahresabschluss auf 12,5 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (17,9 Mrd €) auch die so genannten Drittrangmittel (0,4 Mrd €) einschließen, betragen 18,3 Mrd €. Damit errechnet sich eine Kernkapitalquote in Höhe von 9,1% und eine Eigenmittelquote von 12,7%.

- Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2006 durchschnittlich auf 1,2 (2005: 1,2).

GESCHÄFTSSTELLEN

Im Geschäftsjahr 2006 unterhielt die HVB AG 640 inländische und 31 ausländische Geschäftsstellen. In den übrigen Regionen haben wir eine Geschäftsstelle in der Schweiz eröffnet sowie unsere Repräsentanz in Ägypten geschlossen.

Geschäftsstellen nach Regionen

	2005	ZUGÄNGE	ABGÄNGE		2006
		NEUERÖFFNUNGEN	SCHLIESSUNGEN	ZUSAMMENLEGUNGEN	
Deutschland					
Baden-Württemberg	23	1	—	—	24
Bayern	370	—	—	—	370
Berlin	7	—	—	—	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	30	—	—	—	30
Hessen	13	1	—	—	14
Mecklenburg-Vorpommern	8	—	—	—	8
Niedersachsen	26	—	—	—	26
Nordrhein-Westfalen	19	—	—	—	19
Rheinland-Pfalz	22	—	—	—	22
Saarland	9	—	—	—	9
Sachsen	10	—	—	—	10
Sachsen-Anhalt	11	1	—	—	12
Schleswig-Holstein	73	—	—	1	72
Thüringen	9	—	—	—	9
Zwischensumme	**638**	**3**	**—**	**1**	**640**
Übrige Regionen					
Europa	13	1	—	—	14
Amerika	6	—	—	—	6
Asien	10	—	—	—	10
Afrika	2	—	1	—	1
Australien	—	—	—	—	—
Zwischensumme	**31**	**1**	**1**	**—**	**31**
Insgesamt	**669**	**4**	**1**	**1**	**671**

Die Geschäftsstelle in der Türkei wurde in den Vorjahreszahlen von Asien nach Europa umgegliedert.

Geschäftsverlauf und Lage Fortsetzung

VORGÄNGE NACH DEM 31. DEZEMBER 2006

Auf der außerordentlichen Hauptversammlung vom 25. Oktober 2006 hat die HVB AG die Verträge zur Veräußerung der Töchter BA-CA und HVB Bank Ukraine an die UniCredit, der Töchter IMB und AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA sowie der Aktiva und Passiva der HVB AG Filialen Tallinn, Estland und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zur Zustimmung vorgelegt. Die Hauptversammlung hat mit jeweils mehr als 99,4% der abgegebenen Stimmen den Verträgen zugestimmt.

Vollzugsvoraussetzung für die Transaktionen war neben der Erteilung der behördlichen Genehmigungen jeweils ein Vorstandsbeschluss auf Basis eines Rechtsgutachtens eines externen Beraters, dass die zugrunde liegenden Hauptversammlungsbeschlüsse vom 25. Oktober 2006 keine Fehler aufweisen, die einem Vollzug entgegenstehen. Der Vorstand hat am 9. Januar 2007 einen entsprechenden Beschluss gefasst. Daraufhin wurden übertragen:
- der Anteil der HVB AG an der BA-CA in Höhe von 77,53% an die UniCredit gegen Zahlung von 109,81 € pro Aktie (entsprechend einem Gesamtkaufpreis von insgesamt rund 12,5 Mrd € in bar) am 9. Januar 2007,
- die 100%ige Beteiligung der HVB AG an der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA zu einem Kaufpreis von 35 Mio € in bar zuzüglich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) von rund 40 Mio € am 10. Januar 2007 und
- die Beteiligung der HVB AG an der IMB in Höhe von 70,26% zuzüglich der Optionen auf weitere 2,79% an der IMB zu einem Kaufpreis von insgesamt 1070 Mio € in bar an die BA-CA am 11. Januar 2007.

Wegen noch ausstehender aufschiebender Bedingungen sind zum Zeitpunkt der Aufstellung des Jahresabschlusses hingegen noch nicht übertragen:
- die 100%ige Beteiligung der HVB AG an der HVB Bank Ukraine an die UniCredit gegen Zahlung von 83 Mio € in bar sowie
- die Aktiva und Passiva der HVB AG Filialen Tallinn, Estland und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zu einem Kaufpreis von 1 Mio € bzw. 9 Mio € zuzüglich der Differenz zwischen dem Buchwert der übertragenen Vermögenswerte und der übernommenen Verbindlichkeiten.

Die UniCredit hat am 23. Januar 2007 bekannt gegeben, die Anteile der Minderheitsaktionäre der HVB AG erwerben zu wollen (Squeeze-Out). Die HVB AG wird auch nach dem Squeeze-Out weiterhin als Aktiengesellschaft und operativ eigenständiges Institut agieren. Die HVB AG wird das Kompetenzzentrum für das gesamte Investment Banking der UniCredit-Gruppe sein. Außerdem wird sie ihre Marktstellung im Geschäft mit Privat- und Geschäftskunden, mit Firmen- und gewerblichen Immobilienkunden sowie im Wealth Management in Deutschland mit dem Ziel profitablen Wachstums deutlich ausbauen.

AUSBLICK

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zurzeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Gesamtwirtschaftlicher Ausblick 2007
Das globale Wachstum wird sich 2007 voraussichtlich etwas abschwächen. Dabei steht aber keine harte Landung der Weltwirtschaft bevor. Mit knapp 4,5% dürfte der BIP-Zuwachs nur wenig hinter den des vergangenen Jahres zurückfallen. Gleichzeitig wird das weltweite Wachstum ausgeglichener. Den USA dürfte eine weiche Landung gelingen (2007: +2,1%). Der Euroraum und Japan werden dem Vernehmen nach ähnlich stark wachsen wie die amerikanische Wirtschaft. Die asiatischen Schwellenländer bzw. China sollten an der Spitze der Wachstumsliga (knapp +8% bzw. knapp +9,5%) bleiben.

In den USA werden die Probleme im Immobilien- und Autosektor zunächst noch bremsend wirken. Entlastung kommt dagegen von den niedrigeren Energiepreisen, die die Kaufkraft der privaten Verbraucher erhöhen. Das günstige Finanzmarktumfeld dürfte hier unterstützend wirken. Die Wachstumsabschwächung in den USA dürfte bereits im ersten halben Jahr 2007 ausklingen; im zweiten Halbjahr sollte sich die Investitionstätigkeit beleben, sodass die US-Wirtschaft wieder an Fahrt gewinnen und in Richtung ihres langfristigen Wachstumspotenzials zurückkehren kann. Für das Gesamtjahr dürfte dies ein Wachstum von knapp über 2,0% gegenüber dem Vorjahr bedeuten. Die japanische Wirtschaft wird 2007 voraussichtlich mit gut 2% BIP-Zuwachs zum vierten Mal in Folge über ihrem langfristigen Wachstumsdurchschnitt liegen. Exporte und Unternehmensinvestitionen bleiben dort wichtige Stützen der Konjunktur. Hinzu dürfte eine deutliche Erholung des privaten Verbrauchs kommen. Im Zuge der guten Wirtschaftsentwicklung wird der bisher nur sehr geringe Aufwärtstrend bei den Verbraucherpreisen dem Vernehmen nach etwas zunehmen. Die Bank of Japan dürfte daher in diesem Jahr noch zwei moderate Zinserhöhungen auf dann 0,75% vornehmen.

Im Euroraum sollte das Wachstum im laufenden Jahr zwar robust bleiben, wird im Rahmen eines längerfristigen Normalisierungsprozesses jedoch etwas an Fahrt verlieren. Darauf deuten nicht zuletzt auch die Frühindikatoren, die zwar etwas rückläufig sind, sich aber immer noch auf sehr hohem Niveau bewegen. Vor allem in den Unternehmen dürfte die Stimmung nach wie vor gut sein. Die Inlandsnachfrage wird sich voraussichtlich weiter beleben, auch als Folge eines nachhaltigen Beschäftigungszuwachses. Allerdings werden sich infolge der weltweiten leichten Abschwächung auch die Exportaussichten etwas eintrüben. Im Gesamtjahr 2007 dürfte der BIP-Anstieg im Euroraum daher bei etwa 2% liegen. In Deutschland wird sich wahrscheinlich das Wachstum mit einem BIP-Anstieg von knapp 2% etwas abschwächen. Das liegt vor allem an den leicht getrübten Exportaussichten auf Grund des schwächeren Wachstums in den USA; hinzu kommt ein zu erwartender leichter Rückgang der im Jahr 2006 noch sehr hohen Wachstumsrate der Unternehmensinvestitionen. Des Weiteren könnte die zum Jahresanfang in Kraft getretene Mehrwertsteuererhöhung zu Vorzieheffekten führen und im Gegenzug den privaten Konsum vor allem zu Beginn des Jahres 2007 etwas zurückfallen lassen. Der anhaltende Anstieg der sozialversicherungspflichtigen Beschäftigung sollte einen eventuellen Rückgang beim privaten Verbrauch jedoch dämpfen und im Jahresverlauf für eine moderate Konsumerholung sorgen.

Branchenentwicklung 2007
Nach unserer Einschätzung wird es im Verlauf des Jahres 2007 zu einer weiteren Stabilisierung des Wirtschaftswachstums kommen. Von diesen positiven konjunkturellen Aussichten sollte auch die Finanzdienstleistungsbranche profitieren. Wir gehen daher davon aus, dass vor dem Hintergrund der fortgesetzten Nachfrage nach Bankdienstleistungen die Banken sowohl im Privatkunden- als auch im Firmenkundengeschäft Ertragszuwächse verzeichnen werden. Zudem steht zu erwarten, dass sich das positive gesamtwirtschaftliche Umfeld günstig auf die Risikovorsorge auswirken wird, und auch die Verwaltungsaufwendungen dürften etwas weniger stark steigen als im Jahr 2006. Im Jahr 2008 werden die Gewinnsteigerungen der deutschen Banken dann wohl nur leicht geringer ausfallen als 2007.

Die Europäische Zentralbank wird den Leitzins im Verlauf des Jahres voraussichtlich noch zwei Mal um jeweils 25 Basispunkte anheben. Dafür sprechen die stabile konjunkturelle Entwicklung, die die Gefahr von Zweitrundeneffekten bei der Inflation birgt, sowie eine weiterhin sehr reichliche Liquiditätsversorgung. Die amerikanische Notenbank Fed wird dagegen den Leitzins im laufenden Jahr voraussichtlich nur leicht um 25 Basispunkte senken. Die Langfristzinsen dürften in den USA infolge des etwas schwächeren Wirtschaftswachstums weitgehend in etwa auf dem Niveau vom Jahresende 2006 bei 4,7% bleiben. Auch die deutschen Renditen sollten nur äußerst moderat auf 4,1% ansteigen. Der US Dollar dürfte sich auf Grund der weiteren Reduktion des Zinsvorsprungs der USA bis zum Jahresende auf die Marke 1,34 zubewegen.

Geschäftsverlauf und Lage Fortsetzung

Gesamtwirtschaftlicher Ausblick 2008

Im Jahr 2008 wird die Weltwirtschaft voraussichtlich ähnlich robust wachsen wie bereits im Jahr 2007. Dies gilt hauptsächlich für die USA, deren Wachstum sich leicht beschleunigen sollte. Die europäische und die deutsche Wirtschaft sollten dagegen die Wachstumsraten des Jahres 2007 beibehalten.

Eckdaten für die Planung 2007

Unsere Planung beruht auf konservativen Prämissen:
- der globale Aufschwung verliert etwas an Fahrt,
- das Wachstum des Bruttoinlandsprodukts in Deutschland liegt bei knapp 2%,
- die Inflationsrate steigt infolge der Mehrwertsteuererhöhung auf gut 2%,
- die langfristigen Zinsen bleiben in der Nähe von 4%,
- bei den Unternehmensinsolvenzen setzt sich die Entspannung noch leicht fort.

Entwicklung der HVB AG

Im Jahr 2007 wird die HVB AG aus dem Verkauf der BA-CA, der HVB Bank Ukraine an die UniCredit und dem Verkauf der IMB und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA sowie dem Verkauf der Aktiva und Passiva der HVB AG Filialen Tallinn, Estland und Vilnius, Litauen, an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) einen Gewinn von rund 6,5 Mrd € realisieren.

Die gesamten operativen Erträge der HVB AG wollen wir in 2007 im Vergleich zum Vorjahr weiter steigern.

Treiber der verbesserten operativen Erträge sollen dabei ein stärkerer Provisionsüberschuss durch innovative Produkte für Privat- und Firmenkunden sowie ein verbessertes Ergebnis aus handelsbezogenen Aktivitäten sein.

Bei nur leicht ansteigenden Verwaltungsaufwendungen führt dies zu einer verbesserten Cost-Income-Ratio.

Bei der Kreditrisikovorsorge erwarten wir ebenfalls nur eine leichte Steigerung, sodass wir insgesamt auf Basis der beschriebenen Entwicklung für das Jahr 2007 mit einem steigenden Jahresüberschuss rechnen. Für das Jahr 2008 erwarten wir eine weitere Ergebnisverbesserung.

Die HVB AG ist das Kompetenzzentrum für die Investment Banking Aktivitäten der UniCredit Gruppe. Derzeit wird die Möglichkeit überprüft, die in einer virtuellen Struktur zusammengefassten Aktivitäten bei der HVB AG zu bündeln. In einem ersten Schritt sollen wesentliche geschäftliche Aktivitäten der UniCredit Banca Mobiliare (UBM), der Investmentbank der UniCredit, in die HVB AG integriert werden. Der Zeitpunkt und die Art des Einbringens sollen kurzfristig abschließend geklärt werden.

Chancen aus der Entwicklung der Rahmenbedingungen und der künftigen Geschäftspolitik

Im Rahmen des Zusammenschlusses mit der UniCredit Gruppe und durch den Verkauf der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa sowie in Russland, der Ukraine und im Baltikum ergeben sich für die HVB AG interessante neue Möglichkeiten nach einer Periode der Transformation und Integration wieder organisch und im Rahmen von Akquisitionen weiter zu wachsen:
- Nutzung sich ergebender Chancen aus Veränderungs- und Konsolidierungsprozessen in Deutschland, im Rahmen eines klar auf Deutschland fokussierten und spezialisierten Geschäftsmodells.
- Nutzung der Erfolgspotenziale, die sich aus dem konzentrierten Ausbau der Investment Banking Aktivitäten ergeben.
- Aussichten der HVB AG auf hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum als Teil einer europäischen Bankengruppe mit einem einzigartigen Wettbewerbsprofil in den zentral- und osteuropäischen Märkten.
- Nutzung der günstigeren Möglichkeiten zur Refinanzierung durch eine nachhaltig verbesserte und gesicherte Kapitalausstattung, die auch Einfluss auf Ratingbewertungen haben kann.
- Vorteil durch die nunmehr hohe Kapitalausstattung und Liquidität der HVB AG, sich ergebende Chancen am Markt schnell und flexibel wahrnehmen zu können.
- Verringerung von regionalen Risikopotenzialen und den künftigen Investitionsrisiken daraus.
- Nutzung von Kosten- und Ertragssynergien durch die Optimierung sämtlicher Produktionskapazitäten, der Rationalisierung sich überlappender Funktionen sowie der Optimierung von Prozessen in der Abwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen

Neben den Chancen aus dem Zusammenschluss mit der UniCredit Gruppe, den Verkäufen in Österreich und Zentral- und Osteuropa und der strategischen Neuausrichtung der HVB AG, ergeben sich weitere Chancen durch:

- die weitere Verbesserung der operativen Erträge durch Entwicklung und Nutzung neuer Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- Projekte zur Unterstützung von Kunden, die grenzüberschreitend in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- eine weitere Reduzierung des Verwaltungsaufwands durch striktes Kostenmanagement in Deutschland,
- die Verbesserung der Cross Selling Potenziale in allen Kundengruppen,
- die Reduzierung von Risiken durch Veräußerung von nicht-strategischen Vermögensteilen sowie
- die Stärkung der Eigenkapitalbasis auch durch nachhaltiges Ertragswachstum.

Sämtliche dargestellte Chancen werden außerdem von der wirtschaftlichen Entwicklung im Kernmarkt Deutschland wesentlich beeinflusst. Eine wirtschaftliche Erholung mit einhergehender Verbesserung der Erwerbslosenquote und einer positiven Entwicklung auf den Immobilienmärkten bieten einen positiven Hebel für eine weiterhin erfreuliche Entwicklung.

BEZIEHUNGEN ZU VERBUNDENEN UNTERNEHMEN

Über die Beziehungen unserer Gesellschaft im Geschäftsjahr 2006 zu verbundenen Unternehmen haben wir einen gesonderten Bericht erstellt, der die nachstehende Erklärung des Vorstands gemäß § 312 Aktiengesetz enthält:

»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

Risikobericht

DIE HVB AG ALS RISIKONEHMER

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB AG als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB AG.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Divisionen und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

MANAGEMENT UND ÜBERWACHUNG DER RISIKEN

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Ebene der HVB Group ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Divisionen risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Divisionen setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Risikoanalyse

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Risikokontrolle

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Vorstand der HVB AG vorgegebenen Kompetenzen in den Händen der Divisionen. Auf Gesamtbankebene sind als wesentliche Gremien das Strategische Kreditkomitee und das Asset Liability Committee zu nennen.

Strategisches Kreditkomitee (SKK)

Strategische Fragestellungen werden im Strategischen Kreditkomitee (SKK) als übergreifendes Steuerungs- und Entscheidungsgremium erörtert und entschieden. Davon unberührt ist die Entscheidungshoheit des Vorstands über nicht delegierbare Sachverhalte und solche, welche die Mindestanforderungen an das Risikomanagement (MaRisk) betreffen.

Schwerpunktmäßig werden im SKK Kreditgrundsätze, die Risikostrategie der HVB Group sowie divisionsbezogene Risikostrategien, Kreditportfolioreviews und -maßnahmen, die Festlegung der Risikotoleranz, Risikoklassifizierungsverfahren, Grundsätze der Kreditorganisation, risikorelevante Aspekte hinsichtlich Prozess-/Bearbeitungsstandards im Kreditgeschäft, wesentliche Änderungen bzw. Neuerungen im Produktangebot des Aktivgeschäfts sowie die Höhe der Risikoprämien (Verrechnungspreise) und Länderlimite behandelt.

Unter Vorsitz des Chief Risk Officers sind im SKK alle Divisionen sowie von der Marktfolge Risk Control, Recovery Management und Credit & Risk Management vertreten.

Asset Liability Committee

Das Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für die HVB Group. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:

- die Etablierung einheitlicher Methoden im Aktiv-Passiv-Management der HVB Group,
- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital,
- die Abstimmung zwischen dem Bedarf der Divisionen an finanziellen Ressourcen und der Geschäftsstrategie.

Risikoüberwachung

Die Überwachung und Koordination der wesentlichen risikopolitischen Aktivitäten sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr durch den Prüfungsausschuss des Aufsichtsrats, verschiedene Bereiche des Chief Financial Officers sowie die Revision flankiert.

Prüfungsausschuss des Aufsichtsrats

Im Jahr 2006 wurde der Prüfungsausschuss des Aufsichtsrats vom Vorstand in vier Sitzungen über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat zeitnah detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolien und Kreditstrategien. Dies trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung.

Chief Risk Officer

Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert, welche sowohl Aufgaben für die HVB Group als auch für die HVB AG wahrnehmen:

Risk Control

- Der Bereich Risk Control befasst sich mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie dem Risiko aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz in der HVB Group. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Vorstand der HVB Group sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus ist Risk Control für die Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen in der HVB Group zuständig. Ab dem 2. Quartal 2007 wird die Struktur von Risk Control an die veränderte Zuständigkeit innerhalb der UniCredit Gruppe angepasst.

Credit & Risk Management

- Im Bereich Credit & Risk Management sind die kreditbearbeitenden Einheiten des Individualgeschäfts im Sinne der aufsichtsrechtlichen MaRisk des ehemaligen Geschäftsfelds Deutschland sowie für Nordamerika, Lateinamerika und Asien gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft in den neu geschaffenen Divisionen Privat- und Geschäftskunden, Wealth Management sowie Firmen- & Kommerzielle Immobilienkunden ab. Unterstützt werden diese Einheiten durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft der genannten Divisionen sowie generell für das Kreditgeschäft der Division Markets & Investment Banking in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwert im Sinne einer branchenorientierten Risikosteuerung an.

Chief Credit Risk Officer

- Die Funktion des Chief Credit Risk Officers wurde zum 31. Januar 2006 aufgelöst. Die ihm untergeordneten Bereiche Restrukturierung und Workout werden seither vom Bereich Recovery Management verantwortet. Die Kreditverantwortung für Amerika und Asien wurde vom Bereich Credit & Risk Management übernommen, wohingegen die Creditpolicy inzwischen vom Bereich Risk Control verantwortet wird. Die Kreditverantwortung für Financial Institutions wurde auf den Bereich Credit Risk Banks, Institutions & Country Risk übertragen. Die ursprünglich vom Chief Credit Risk Officer betreuten Aufgaben des Risikovorsorge Forecasts und der Portfolioanalysen liegen nun in der Verantwortung des Bereichs Recovery Management. Die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft werden vom Risk Control verantwortet.

Risikobericht Fortsetzung

Immobilien-Bewertung und Consulting

– Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios, die regelmäßige Fortschreibung und das Monitoring von Immobilienwerten sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung in Bezug auf grundpfandrechtliche Sicherheiten sowohl für das Pfandbriefgeschäft als auch für die Eigenkapitalbemessung nach Basel II.

Chief Financial Officer

Folgende Bereiche des Chief Financial Officers unterstützen neben den Bereichen Tax Affairs sowie Anteilsbesitz die Risikoüberwachung:

Accounting

– Der Bereich Accounting ist durch Analyse seiner monatlich erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet.

Regulatory Reporting

– Der Bereich Regulatory Reporting hat die bankaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Asset Liability Management

– Der Bereich Asset Liability Management verantwortet die Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der entsprechenden Einheiten. Zu den weiteren Aufgaben von Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Darüber hinaus verantwortet der Bereich das Risikomanagement der Finanzanlagen der HVB AG. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank.

Zudem sind Bereiche des Chief Financial Officers – gemeinsam mit dem Bereich Risk Control – in die Aktivitäten unseres Basel II Projekts eingebunden.

Revision

– Die Revision ist als unabhängiger organisatorischer Bereich direkt dem Vorstandssprecher unterstellt und für den Vorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Überdies hat sie auch einen Auftrag innerhalb der gesamten HVB Group. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.
Gemäß den MaRisk werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.
Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Außerdem wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter der Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2006 wider. Im Zuge der Integration der HVB AG in die UniCredit Gruppe kann es zu weiteren organisatorischen Anpassungen kommen.

RISIKOARTEN UND -MESSUNG

1 Relevante Risikoarten

In der HVB AG differenzieren wir nach folgenden Risikoarten:

– Adressrisiko,
– Marktrisiko,
– Liquiditätsrisiko,
– Operationelles Risiko,
– Geschäftsrisiko,
– Risiko aus bankeigenem Immobilienbesitz,
– Risiko aus Anteils- und Beteiligungsbesitz,
– Strategisches Risiko.

2 Methoden der Risikomessung
Mit Ausnahme des Liquiditätsrisikos und des Strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikoarten werden im Rahmen der Risikokapitalermittlung auf Ebene der HVB Group aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäftseinheiten der HVB Group als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und Strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risikoberichts aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden
Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB AG damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II sowie Mindestanforderungen an das Risikomanagement) Rechnung. Zusätzlich finden im Rahmen der Integration in die UniCredit Gruppe Methodenabgleiche statt.

GESAMTBANKSTEUERUNG

1 Duale Gesamtbanksteuerung
Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group und damit auch der HVB AG steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Divisionen sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wird die duale Gesamtbanksteuerung weiter mit der Steuerung der UniCredit Gruppe harmonisiert.


Ergebnisanspruch
des Kapitalmarkts an HVB Group
Verzinsungsansprüche auf
Kapitalressourcen
Gebundenes
Kernkapital
Trägt den bank-
aufsichtsrechtlichen
Anforderungen
Rechnung
Risikokapital
Trägt dem
ökonomischen
Risiko Rechnung
Ressourcenoptimierung

Risikobericht Fortsetzung

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Divisionen wird für Zwecke der Planung eine Kernkapitalunterlegung bezogen auf das Risikoaktivaäquivalent für Kredit- und Marktrisiken von durchschnittlich 6,8% eingefordert. Ferner wird auf das durchschnittlich gebundene Kernkapital – für diesen Zweck ohne Hybridkapital – der Verzinsungsanspruch abgeleitet.

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva, alternativ mit bzw. ohne Berücksichtigung der mit dem Faktor 12,5 gewichteten Marktrisikopositionen),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende Acht-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß KWG durch.
- Das Asset Liability Committee wird monatlich über die Ist Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.
- Der Gesamtvorstand wird monatlich über die Risikoaktiva Budgetauslastung der Divisionen in Kenntnis gesetzt.

3 Ökonomische Kapitaladäquanz

Das von den Divisionen jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Vorstand der HVB Group werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Risikokapital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2006		2005	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Risikoarten				
Marktrisiko	159	4,3	174	4,3
Adressrisiko	1728	46,4	1910	46,8
Geschäftsrisiko	537	14,4	488	11,9
Operationelles Risiko	742	19,9	558	13,7
Risiko aus bankeigenem Immobilienbesitz	13	0,4	16	0,4
Risiko aus Anteils- und Beteiligungsbesitz	546	14,6	937	22,9
Summe	**3725**	**100,0**	**4083**	**100,0**

Zum 31. Dezember 2006 reduziert sich das Risikokapital der HVB AG nach Berücksichtigung aller Risiko mindernden Portfolioeffekte um 0,4 Mrd € auf 3,7 Mrd €.

Im Risikokapital für Anteils- und Beteiligungsbesitz zeigt sich im Berichtsjahr nach der signifikanten Reduzierung unserer Anteile an der Münchener Rückversicherungs-Gesellschaft AG ein deutlicher Rückgang auf 0,5 Mrd €, welcher sich im Sonstige widerspiegelt. Infolgedessen hat sich der Anteil des Beteiligungsrisikos am gesamten Risikokapital im Geschäftsjahr 2006 nochmals deutlich auf rund 14,6% verringert. Der Rückgang im Adressrisiko prägt auch die jeweiligen Entwicklungen der divisionalen Risikokapitalwerte.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir auf Ebene der HVB Group unser gesamtes Risikokapital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse als Bestandteil unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum.

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Ist Ergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse der HVB Group beläuft sich zum Jahresende 2006 auf 21,9 Mrd € (vergleichbarer Vorjahreswert: 18,8 Mrd €). Der Anstieg gegenüber dem Vorjahr resultiert vor allem aus einer höheren Rücklagendotierung, einer gestiegenen AfS Rücklage sowie geringerem Genussrechts- und Hybridkapital. Bei einem aggregierten Risikokapital von 7,9 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse von 36,1%.

4 Risikostrategie

Aufbauend auf dem Risikokapital und der Risikotragfähigkeit hat der Vorstand eine zur Geschäftsstrategie konsistente Risikostrategie für 2006 verabschiedet. Für 2007 erfolgte dies für die HVB AG, die bereits die Neuausrichtung innerhalb der geplanten Struktur der UniCredit Gruppe und alle relevanten Risikoarten berücksichtigt.

Risikokapital nach Portfolioeffekten

(Konfidenzniveau 99,95%)

	2006		2005[1]	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	531	14,2	683	16,7
Wealth Management	71	1,9	76	1,9
Firmen- & Kommerzielle Immobilienkunden	669	18,0	826	20,2
Markets & Investment Banking	1489	40,0	1089	26,7
Sonstige/Konsolidierung	965	25,9	1409	34,5
Summe	**3725**	**100,0**	**4083**	**100,0**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006.

Risikobericht Fortsetzung

RISIKOARTEN IM EINZELNEN

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

Kreditrisiko

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird bilanziell durch die Bildung von Kreditrisikovorsorge Rechnung getragen, sobald sich konkrete Anhaltspunkte in der Vergangenheit für einen Ausfall ergeben haben (incurred loss). Hiervon getrennt zu sehen ist die abstrakte Erwartung, dass Kunden in der Zukunft ausfallen könnten (Konzept des expected loss und Credit-Value-at-Risk).

Kontrahentenrisiko

- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Kreditderivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs-, Wiedereindeckungs- und Barrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss. Das Barrisiko besteht in der Gefahr, dass die Gegenpartei aufgenommene (Bar-)Kredite nicht zurückzahlt. Bei Handelsprodukten ist es für den Geldhandel relevant.

Emittentenrisiko

- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.

Länderrisiko

- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich Geschäfte innerhalb der HVB Group sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB AG die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Verantwortungsbereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Divisionen ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Kreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken in der HVB AG.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine Strategie für Länderrisiken festgelegt und unterjährig mit der Ist Entwicklung abgeglichen.

Messmethodik

Kreditrisiko

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

Bonitätsanalyse

– Sowohl für die Kreditentscheidungen, das Pricing, die zukünftige Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

Die HVB AG verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit eines Kunden sicher zu stellen.

Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen (notches) unterschieden wird.

Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet. In 2006 lag ein Schwerpunkt in der Weiterentwicklung für Privat- und Geschäftskunden.

Internes Adressrisikomodell

– Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir Ausfall bedingte Kredit- und Kontrahentenrisiken weltweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und welches jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

Erwarteter Verlust

– Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlustes wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten »Add-On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen.

Credit-Value-at-Risk

– Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlustes vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.

Risikobericht Fortsetzung

Szenarioanalysen

– Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB AG zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

Risiko- und marktgerechtes Pricing

– Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.

Umsetzung Basel II

– Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kreditrisiken auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den unsere Bank ab 2008 anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren laufend verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Im Bereich Validierung und Kalibrierung haben wir die bereits für die Bonitätseinstufungsverfahren implementierten Standardabläufe auf die Schätzung von Verlustquoten und Exposuregrößen übertragen. Dabei werden sowohl Informationen aus der eigenen Verwertungserfahrung der Bank als auch extern verfügbare Benchmarks benutzt. Die Bewertung unserer Sicherheiten erfolgt bereits auf Basis von Recovery-Rates. Diese Abläufe entsprechen aus unserer Sicht den Basel II Anforderungen. Im Berichtsjahr haben wir zudem den so genannten Basel II Rechenkern finalisiert und an die Vorgaben der deutschen Solvabilitätsverordnung angepasst.

Hinsichtlich der Anforderungen der Säulen 2 und 3 gemäß Basel II Regularien bzw. EU Richtlinie haben die betroffenen Bereiche eine umfängliche Prüfung durchgeführt. Die Anforderungen der Säule 2 sind durch die zeitgerechte Umsetzung der MaRisk der deutschen Bankenaufsicht in unserem Haus bereits erfüllt. Hierzu gehören unter anderem die Behandlung von Konzentrationsrisiken, das Stresstesting (einzelner Risikoarten sowie des Gesamtbankrisikos) wie auch die Ermittlung der Risikotragfähigkeit.

Im Rahmen der Teilnahme unseres Hauses an der Quantitative Impact Study QIS 5.0 konnten wir die operativen Risiko Systeme ebenso wie den Basel II Rechenkern bereits nutzen.

Länderrisikomessung

– Die Länderrisikomessung in der HVB AG wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB AG durch den unabhängigen volkswirtschaftlichen Research Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB AG ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel II Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements. Durch die Verwendung eines internen Portfoliomodells erreichen wir somit schon heute wichtige Steuerungseffekte, die im Zuge der Basel II Einführung zu erwarten sind.

Risikoüberwachung
Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Kontrahenten- und Emittentenrisiken
Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB AG, die Handelsgeschäft betreiben, online zur Verfügung. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und zeitnah auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, sodass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Länderrisiken
Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den MaRisk werden der Vorstand und der Prüfungsausschuss des Aufsichtsrats quartalsweise über das Kreditportfolio informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem divisions-, produkt- oder branchenspezifischem Fokus erstellt.

Quantifizierung und Konkretisierung
Im Berichtsjahr konnte ein Rückgang des Kredit- und Kontrahentenexposures um 23,2 Mrd € (–9,5%) verzeichnet werden. Wesentliche Treiber dieses Rückgangs sind unter anderem der weitere konsequente Abbau des Real Estate Restructuring (RER) Portfolios und eine strategisch angestrebte Reduzierung des Kreditportfolios in Deutschland.

Hinsichtlich der Branchengruppen bleibt die Struktur des Kreditportfolios im Wesentlichen unverändert. Die größten Rückgänge ergaben sich in den Branchengruppen Privatkunden und Bau. Im Verlauf des Jahres 2006 wurde die Branchenzusammenfassung geringfügig überarbeitet, insbesondere im Bereich Kliniken, öffentliche Haushalte. Um die Entwicklung in 2006 besser nachvollziehbar zu machen, wurde die Branchenverteilung von 2005 reorganisiert.

Die Entwicklung der regionalen Verteilung spiegelt mit einem Rückgang des Exposures in Deutschland die Geschäftsstrategie wider. Das Exposure ging in allen Divisionen zwischen 5% und 11% zurück mit Ausnahme eines Zuwachses in der Division WEM.

Risikobericht Fortsetzung

Die Qualität des Core Portfolios blieb stabil. Als Core Portfolio wird das Portfolio der HVB AG exklusive der RER Kreditbestände bezeichnet. Die nicht gerateten Bestände stiegen leicht an. Der größte Teil des Rückgangs im Exposure entfiel auf adressrisikofreie Kunden und auf die Bonitätsklassen 1–4. Auch in den höheren Bonitätsklassen 5–8 wurde das Exposure reduziert. In den Ausfallklassen 9 und 10 konnte das Exposure um 1,2 Mrd € verringert werden.

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen veränderten Risikobeitrag der Divisionen. Bei der Division Privat- und Geschäftskunden gingen sowohl der erwartete Verlust als auch der Value-at-Risk zurück. Bei Markets & Investment Banking stieg der Risikoanteil an und stellt nun auf Grund des großvolumigen Geschäfts knapp die Hälfte des Value-at-Risk-Anteils am Gesamtportfolio. Der Risikobeitrag im Geschäft mit Firmen- & Kommerziellen Immobilienkunden ging geringfügig zurück, im Wealth Management blieb er stabil auf niedrigem Niveau.

Risikovorsorgebestand

Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft reduzierte sich im Jahr 2006 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands (3,8 Mrd €) um 3,1 Mrd € auf 6,2 Mrd €.

Kreditrisiken

Für Kreditrisiken haben wir im Jahr 2006 eine Kreditrisikovorsorge in Höhe von insgesamt 0,9 Mrd € gebildet.

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

in Mrd €	2006	2005[1]
Branchengruppe		
Privatkunden	49,7	58,5
Banken und Versicherungen	40,2	44,8
Bau	34,2	40,3
Nahrung, Konsum, Dienstleistung	23,5	26,3
Chemie, Gesundheit, Pharma	11,4	11,1
Versorger	10,5	10,2
Verkehr	10,0	9,8
Sonstige	9,0	8,2
Öffentliche Haushalte	8,6	11,1
Maschinenbau, Stahl	5,7	5,7
Elektro, EDV, Kommunikation	5,3	4,7
Medien, Druck, Papier	4,3	4,0
Fahrzeuge	3,9	4,4
Mineralöl	3,8	4,2
Summe	**220,1**	**243,3**

1 Darstellung der Vorjahreswerte gemäß Branchendefinition 2006 sowie abzüglich der Werte aus den Niederlassungen Tallinn und Vilnius.

Verteilung des Kredit- und Kontrahentenexposures nach Regionen

in Mrd €	2006	2005[1]
Region		
Deutschland	152,3	174,2
Übriges Europa	37,4	36,3
Nordamerika	12,4	12,8
Sonstige	10,0	11,6
Asien	3,1	3,5
Japan	2,7	2,4
Zentral- und Osteuropa	1,2	1,0
Österreich	1,0	1,5
Summe	**220,1**	**243,3**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006 und abzüglich der Werte aus den Niederlassungen Tallinn und Vilnius.



Verteilung des Kredit- und Kontrahentenexposures nach Bonitätsklassen – Core Portfolio

	2006		2005[1]	
	in Mrd €	in %	in Mrd €	in %
Bonitätsklasse				
Adressrisikofrei	7,7	3,6	10,0	4,3
Nicht geratet	7,8	3,6	7,6	3,3
Bonitätsklassen 1–4	102,7	47,5	114,5	49,3
Bonitätsklassen 5–8	91,4	42,3	92,3	39,8
Bonitätsklassen 9–10	6,5	3,0	7,7	3,3
Summe	**216,1**	**100,0**	**232,1**	**100,0**

1 Darstellung der Vorjahreswerte abzüglich der Werte aus den Niederlassungen Tallinn und Vilnius.

Verteilung des Kredit- und Kontrahentenexposures nach Divisionen – Core Portfolio (in Mrd €)[1]


Privat- und Geschäftskunden
54,8
48,8
Wealth Management
4,1
4,9
Firmen- & Kommerzielle Immobilienkunden
66,8
62,6
Markets & Investment Banking
78,0
74,1
Sonstige / Konsolidierung
28,4
25,7
2005
2006

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006 und abzüglich der Werte aus den Niederlassungen Tallinn und Vilnius.

Verteilung des erwarteten Verlusts sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Divisionen – Core Portfolio

	ERWARTETER VERLUST		VALUE-AT-RISK	
in %	2006	2005[1]	2006	2005[1]
Division				
Privat- und Geschäftskunden	19,6	25,2	11,6	17,7
Wealth Management	1,4	1,4	1,2	1,5
Firmen- & Kommerzielle Immobilienkunden	22,8	25,8	26,0	29,2
Markets & Investment Banking	32,4	23,8	48,3	33,9
Sonstige/Konsolidierung	23,8	23,8	12,9	17,7
Summe	**100,0**	**100,0**	**100,0**	**100,0**

1 Darstellung der Vorjahreswerte gemäß der Divisionsstruktur 2006 und abzüglich der Werte aus den Niederlassungen Tallinn und Vilnius.

Finanzderivate

Finanzderivate werden in der HVB AG überwiegend zur Steuerung von Marktpreisrisiken (insbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB AG betrug zum Jahresende 2006 insgesamt rund 2274 Mrd €.

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB AG im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich für die HVB AG zum Jahresende 2006 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 37,5 Mrd € (31. Dezember 2005: 42,7 Mrd €).

Entsprechend dem bankaufsichtsrechtlichen Grundsatz I errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting Vereinbarungen sowie erhaltenen Sicherheiten – für die HVB AG Kreditäquivalente (Kontrahentenrisiko inklusive Add-On) in Höhe von 18,3 Mrd € (31. Dezember 2005: 16,8 Mrd €); nach individueller Bonitätsgewichtung verbleiben 5,3 Mrd € (31. Dezember 2005: 4,6 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB AG.

Derivategeschäft

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
in Mio €	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2006	2005	2006	2005	2006	2005
Zinsbezogene Geschäfte	**544600**	**554514**	**437992**	**1537106**	**1573330**	**19838**	**33949**	**21272**	**34550**
OTC-Produkte									
Forward Rate Agreements	35361	251	—	35612	41060	15	14	6	15
Zinsswaps	375309	485106	382976	1243391	1284352	17700	31024	18985	31484
Zinsoptionen									
– Käufe	16208	31860	27868	75936	70410	2094	2902	—	—
– Verkäufe	10282	28779	27148	66209	71497	—	—	2281	3045
Sonstige Zinskontrakte	294	4	—	298	8480	3	9	—	6
Börsengehandelte Produkte									
Zinsfutures	48948	8514	—	57462	63938	—	—	—	—
Zinsoptionen	58198	—	—	58198	33593	26	—	—	—
Währungsbezogene Geschäfte	**157244**	**82472**	**35023**	**274739**	**251010**	**4186**	**3424**	**3973**	**3858**
OTC-Produkte									
Devisentermingeschäfte	113414	20311	252	133977	140531	1775	1885	1958	2309
Zins-/Währungsswaps	15557	57345	33545	106447	82074	2010	1192	1673	1222
Devisenoptionen									
– Käufe	12803	2249	645	15697	14319	401	347	—	—
– Verkäufe	15470	2567	581	18618	14086	—	—	342	327
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**99315**	**100979**	**6538**	**206832**	**215402**	**10465**	**4609**	**10746**	**5383**
OTC-Produkte									
Aktien-/Indexswaps	14384	4539	559	19482	—	503	—	228	—
Aktien-/Indexoptionen									
– Käufe	21640	25966	751	48357	76914	6679	4579	—	—
– Verkäufe	23575	42318	3169	69062	83880	—	—	6980	5308
Sonstige Aktien-/Indexkontrakte	107	141	—	248	1418	17	30	—	75
Börsengehandelte Produkte									
Aktien-/Indexfutures	9893	4	—	9897	10222	—	—	—	—
Aktien-/Indexoptionen	29716	28011	2059	59786	42968	3266	—	3538	—
Kreditderivate[1]	**36148**	**142771**	**73264**	**252183**	**115726**	**2748**	**711**	**3234**	**1560**
Sonstige Geschäfte	**1370**	**1316**	**407**	**3093**	**2260**	**297**	**112**	**291**	**121**
Summe	**838677**	**882052**	**553224**	**2273953**	**2157728**	**37534**	**42805**	**39516**	**45472**

1 Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Risikobericht Fortsetzung

Derivategeschäft nach Kontrahentengruppen

	MARKTWERTE			
	POSITIV		NEGATIV	
in Mio €	2006	2005	2006	2005
OECD-Zentralregierungen (und Notenbanken)	137	306	130	273
OECD-Banken	26092	36758	27287	39599
OECD-Finanzinstitute	8645	3535	9543	4563
Nicht-OECD-Zentralregierungen (und Notenbanken)	89	77	53	—
Nicht-OECD-Banken	104	35	118	99
Nicht-OECD-Finanzinstitute	183	50	136	59
Sonstige Unternehmen und Privatpersonen	2284	2044	2249	879
Summe	**37534**	**42805**	**39516**	**45472**

Kreditderivate

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
in Mio €	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2006	2005	2006	2005	2006	2005
Anlagebuch	**462**	**2149**	**11688**	**14299**	**14148**	**485**	**231**	**798**	**807**
Sicherungsnehmer									
Credit Default Swaps	323	979	7537	8839	9836	462	161	53	14
Total Return Swaps	—	—	2000	2000	2000	—	—	327	343
Credit Linked Notes	45	65	515	625	261	2	—	2	254
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	49	1091	1606	2746	1998	21	17	415	196
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	45	14	30	89	53	—	53	1	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**35686**	**140622**	**61576**	**237884**	**101578**	**2263**	**480**	**2436**	**753**
Sicherungsnehmer									
Credit Default Swaps	6609	68521	35275	110405	52791	393	244	1617	224
Total Return Swaps	11726	1606	235	13567	767	329	4	—	4
Credit Linked Notes	57	310	284	651	153	15	—	4	153
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	5536	68525	25503	99564	47723	1524	206	477	369
Total Return Swaps	11706	1503	33	13242	123	—	2	327	3
Credit Linked Notes	52	157	246	455	21	2	24	11	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**36148**	**142771**	**73264**	**252183**	**115726**	**2748**	**711**	**3234**	**1560**

Kreditderivate nach Referenzaktiva

In Mio €	NOMINALVOLUMEN CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT LINKED NOTES	SONSTIGE	SUMME 2006	SUMME 2005
Öffentliche Anleihen	14346	—	553	—	14899	4833
Unternehmensanleihen	196120	28606	781	—	225507	49264
Aktien	—	—	—	—	—	—
Sonstige Aktiva	11088	203	486	—	11777	61629
Summe	**221554**	**28809**	**1820**	**—**	**252183**	**115726**

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr sank das länderrisikorelevante Exposure um 15,2 Mrd € auf 45,2 Mrd €.

Rund 94,4% des länderrisikorelevanten Exposures der HVB AG betreffen Länder mit den Bonitätsklassen 1–4 (entspricht Investmentgrade). Innerhalb der Bonitätsklasse 5–8 entfallen 2,2 Mrd € bzw. 4,8% des Exposures auf die Bonitätsklasse 5.

Das Portfolio der HVB AG ist regional sehr gut diversifiziert. Der Hauptanteil des Exposures der HVB liegt mit 53% im risikoarmen Westeuropa (Bonitätsklasse 1).

Auch die Top 10 Länder verteilen sich im Wesentlichen auf risikoarme Länder in Westeuropa, Nordamerika und Asien.

Länderexposure[1] und Länderrisiko-Value-at-Risk nach Bonitätsklassen

in Mio €	EXPOSURE 2006	EXPOSURE 2005	VALUE-AT-RISK 2006	VALUE-AT-RISK 2005
Bonitätsklasse				
Bonitätsklassen 1–4	42662	56870	33,3	43,0
Bonitätsklassen 5–8	2541	3510	29,0	27,0
Bonitätsklasse 9	3	51	0,0	8,0
Summe	**45206**	**60431**	**62,3**	**78,0**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

Länderexposure[1] nach Regionen und Produktkategorie

in Mio €	KREDITGESCHÄFT 2006	KREDITGESCHÄFT 2005	HANDELSGESCHÄFT 2006	HANDELSGESCHÄFT 2005	EMITTENTENRISIKO 2006	EMITTENTENRISIKO 2005	GESAMT 2006	GESAMT 2005
Region								
Afrika	309	599	190	188	7	5	506	792
Nordamerika	1646	2636	2143	3083	303	708	4092	6427
Osteuropa	3488	3737	640	1087	63	244	4191	5068
Mittel- und Südamerika	2506	2929	2031	6833	1251	1040	5788	10802
Asien/Pazifik	3597	4052	3052	5087	134	531	6783	9670
Westeuropa	5886	11008	17211	15952	749	712	23846	27672
Summe	**17432**	**24961**	**25267**	**32230**	**2507**	**3240**	**45206**	**60431**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

Risikobericht Fortsetzung

Top-Ten-Länder nach Exposure[1] über alle Bonitätsklassen

in Mio €	EXPOSURE 2006	EXPOSURE 2005	VALUE-AT-RISK 2006	VALUE-AT-RISK 2005
Land				
Großbritannien	17781	21055	0	0
Cayman Islands, Off-Shore	3559	7138	6,6	20,2
Schweiz	3118	3459	0	0
USA	2502	4229	0	0
Japan	1510	2928	0	0
Russland	1425	1506	9,5	6,5
Türkei	1196	1611	11,9	12,9
Norwegen	1189	1082	0	0
Cayman Islands, On-Shore	1127	2322	1,5	1,8
Kanada	892	1745	0	0
Summe	**34299**	**47075**	**29,5**	**41,4**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit Spread Risiko zusammen.

Das Management unserer Marktrisiken erfolgt in der Division Markets & Investment Banking.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern wird auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird der Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir weltweit ein internes Modell im Full Use, das zum Jahresende 2005 aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte (VaR) mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte über einen Schock der zugrunde liegenden Volatilitäten bis hin zur Ausweitung von Credit Spreads sowie der Veränderung der Korrelationen. Darunter befinden sich auch die Szenarien, die in der UniCredit Gruppe Verwendung finden.

Risikoüberwachung

Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Vorstand der HVB Group genehmigt und dürfen nicht überschritten werden.

Marktrisiko der Handelsaktivitäten

(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

in Mio €	DURCHSCHNITT 2006[1]	31.12.2006	30.9.2006	30.6.2006	31.3.2006	31.12.2005
Zinsbezogene Geschäfte (inkl. Credit Spread Risiken)	8	9	7	6	9	8
Währungsbezogene Geschäfte	3	2	2	3	6	5
Aktien-/Indexbezogene Geschäfte	4	4	5	4	4	8
Diversifikationseffekt[2]	–5	–5	–5	–5	–7	–9
Summe	**10**	**10**	**9**	**8**	**12**	**12**

1 Arithmetisches Mittel
2 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2006 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front Office Systemen und überwacht damit in Stichproben auch intraday die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, berichtet.

Quantifizierung und Konkretisierung

Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB AG die in der Tabelle aufgezeigten Marktrisiken.

Das Risikokapital für Marktrisiken liegt mit 0,16 Mrd € gegenüber dem Vorjahr auf unverändertem Niveau.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 9 Mio € (Vorjahr 15 Mio €, eintägige Haltedauer; Vorjahreswert nach alter Methodik ohne Korrelationseffekte).

Backtesting Internes Modell Handelsaktivitäten HVB AG 2006 (in Mio €)


15
7,5
0
–7,5
–15
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
–VaR
Hypothetische P/L

Risikobericht Fortsetzung

Ergänzend werden für die Bankbücher der HVB AG regelmäßig Stresstests und Szenarioanalysen durchgeführt, die das Verlustpotenzial bei extremen Marktbewegungen zeigen:

Entsprechend der Basel II Anforderungen wird die Veränderung des Marktwertes des Bankbuchs bei einem 200 Basispunkte Zinsschock den anrechenbaren Eigenmitteln der Bank gegenübergestellt. Mit einem theoretischen Verbrauch von 6,4% des aufsichtsrechtlichen Eigenkapitals per Ultimo Dezember 2006 befindet sich die HVB AG weit unterhalb des von der Bankenaufsicht geforderten Outlier Wertes in Höhe von 20%.

Im Rahmen der »Earnings perspective« wird quartalsweise eine dynamische Simulation des Zinsüberschusses für die HVB AG durchgeführt. Die zukünftige Entwicklung des Nettozinsertrages wird in unterschiedlichen Szenarien bezüglich des Geschäftsvolumens und der Zinsen simuliert. Ein paralleler 200 Basispunkte Zinsschock nach oben würde unter der Annahme eines gleichbleibenden Geschäftsvolumens zu einem sinkenden Zinsüberschuss von 165 Mio € innerhalb der nächsten 12 Monate führen.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

Kurzfristiges Liquiditätsrisiko

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.

Refinanzierungsrisiko

- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.

Marktliquiditätsrisiko

- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Vorstand verabschiedeten Liquidity Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Portfolios. Infolgedessen geht es in die Erhebung des Marktrisikos ein und es ist im Wesentlichen auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Kurzfristiges Liquiditätsrisiko

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Geschäftseinheiten kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Geschäftseinheiten werden darüber hinaus Stress Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Refinanzierungsrisiko

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Marktliquiditätsrisiko

Durch Fair-Value-Adjustments (FVA) wird das Marktliquiditätsrisiko von Wertpapieren und Derivaten bereits sowohl für das Handelsbuch als auch für das Bankbuch in der Rechnungslegung berücksichtigt. Die FVA beinhalten einen Abschlag für Close-Out-Kosten, für illiquide Positionen und für Modellrisiken im Rahmen der Fair-Value-Ermittlung.

Risikoüberwachung

Die Überwachung unserer Liquiditätssituation ist in unserem Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Treasury Management kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury Einheiten, die regelmäßig an den Bereich Asset Liability Management berichten.

Das Asset Liability Committee und der Gesamtvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung

Die Rahmenbedingungen an den Geld- und Kapitalmärkten waren im Berichtsjahr weiterhin günstig. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt gegenüber 2005 nochmals leicht reduziert. Durch die Beteiligungsverkäufe im Laufe des Jahres 2006 hat sich die Liquiditätsausstattung der HVB AG zusätzlich verbessert.

Kurzfristiges Liquiditätsrisiko

Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2006 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 9,2 Mrd € in der HVB AG ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 7,6 Mrd €.

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Einheiten der HVB Group im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2006 für die HVB AG 20,2 Mrd €.

Refinanzierungsrisiko

Das Refinanzierungsrisiko der HVB AG ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit möglich. Im Jahr 2006 wurde seitens der HVB AG ein Volumen von 10,7 Mrd € längerfristig refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

4 Operationelles Risiko

Risikomanagement

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der Divisionen und funktionalen Bereiche. Die Aktivitäten orientieren sich dabei an einem in der HVB AG definierten, toolunterstützten Operational Risk Management Prozess, welcher seit 2004 umgesetzt wird. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung mit laufendem Monitoring wesentlicher Risiken gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Bereich Recht zuständig. Er überwacht die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung.

Im Rahmen der Integrationsaktivitäten der UniCredit Gruppe erfolgte im Geschäftsjahr 2006 sukzessive eine Harmonisierung der angewandten Standards und Verfahren, welche in 2007 fortgeführt wird. Das bisher eingesetzte Operational Risk System zur Verlustdatensammlung und Risikoerhebung wird nach Modifikationen künftig sukzessive als Plattform für die gesamte UniCredit Gruppe Anwendung finden.

Messmethodik

Zur Quantifizierung des operationellen Risikos der HVB AG setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel in bestimmten Bereichen wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse der HVB AG ermittelt. Durch die Berücksichtigung interner Kontrollfaktoren und Geschäftsumfeldfaktoren werden die Verlustverteilungen bzw. die Messergebnisse an das aktuelle Risikoprofil angepasst.

Risikobericht Fortsetzung

Hinsichtlich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in der HVB AG werden wir im Rahmen von Basel II den »Advanced Measurement Approach« (AMA) mit allen diesbezüglichen Anforderungen umsetzen. Als Einführungszeitpunkt ist, in Abstimmung mit der UniCredit Gruppe, der 1. Januar 2008 vorgesehen. Die AMA Berechung soll hierbei künftig gemäß einem einheitlichen Messmodell erfolgen, welches in der gesamten UniCredit Gruppe Anwendung findet.

Risikoüberwachung

Im Berichtsjahr stand die Umsetzung des Operational Risk Management Prozesses im Sinne einer erstmalig umfassenden Risikoerhebung im Fokus. Hierbei wurden wesentliche Risiken identifiziert und einschließlich Risiko mindernder Maßnahmen erfasst. Darüber hinaus wurde ein laufendes Monitoring auf Basis eines Frühwarnsystems implementiert, welches sich – soweit möglich – auf Indikatoren stützt.

Im Rahmen eines regelmäßigen, umfassenden Berichtswesens werden der Chief Risk Officer, der Gesamtvorstand sowie der Prüfungsausschuss des Aufsichtsrats durch Risk Control über aufgetretene Verlustereignisse sowie wesentliche operationelle Risiken und deren Management informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

Quantifizierung und Konkretisierung

Das Risikokapital für operationelle Risiken der HVB AG beträgt zum Jahresultimo 0,7 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste folgende Maßnahmen hervorzuheben:

Divisionen und Unternehmen der HVB Group:

- Es erfolgte eine Bestandsaufnahme und Überprüfung des Versicherungsprogramms als Grundlage für dessen weitere Optimierung.

- Privat- und Geschäftskunden/Firmen- & Kommerzielle Immobilienkunden: Durch die Umsetzung von Maßnahmen wie der Anbindung des Ordererfassungssystems an das Portfoliomanagementsystem, die Implementierung weiterer Prüfmechanismen bei der Ordererfassung und die Erhöhung der »Straight-Through-Processing«-Rate bei inländischen Depotüberträgen konnten die Risiken im Wertpapierprozess weiter reduziert werden.

- Markets & Investment Banking: Wesentliche Maßnahmen waren unter anderem die Verbesserungen im Liquiditätsmanagement (Money-Market-/Foreign-Exchange-Gelddisposition). Gleichzeitig wurde die »Straight-Through-Processing«-Rate bei den Transaktionen zu den Fremdwährungs-Zahlungssystemen und bei den Positionsabgleichen zwischen Front Office, Back Office und Rechnungswesen nachhaltig erhöht.

Bewältigung von Krisensituationen:

- Die Leistungsfähigkeit der Krisen- und Notfallorganisation wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.

- Seit Beginn des Jahres 2006 läuft ein Projekt zur Vorbereitung der Bank für den Fall einer weltweiten Grippe Epidemie (Pandemie). Gemäß dem in diesem Rahmen entwickelten Pandemieplan werden die Vorbereitungen der HVB Group auf dieses Ereignis organisiert, um die Aufrechterhaltung des Geschäftsbetriebes zu sichern.

- Die »Business-Continuity-Management« (BCM) Arbeitsgruppe hat wesentliche geschäftskritische Prozesse identifiziert und bewertet. Die Ergebnisse fließen in die in 2007 einzuführende, einheitliche BCM Policy ein.

Rechtliche Risiken:
Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds

- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde, der die Voraussetzungen eines Widerrufsrechts zu beweisen hat, auch nach einem Widerruf die Darlehensvaluta einschließlich einer marktüblichen Verzinsung an die Bank zurückzahlen. Nach der Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 verstoßen die insoweit in Deutschland geltenden gesetzlichen Regelungen nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank setzt voraus, dass der Kunde beweisen kann, dass er bei Kenntnis des Widerrufsrechts das Investment nicht getätigt hätte; darüber hinaus hat der BGH entschieden, dass die Bank nur bei schuldhaftem Handeln das Anlagerisiko zu übernehmen hat. Negative Auswirkungen erwartet die Bank daher auch nach der neueren Rechtsprechung nicht. Die Bank behält darüber hinaus auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Nach den bisherigen Erfahrungen bestehen in diesen Fällen keine rechtlichen Risiken. Die neuere Rechtsprechung des BGH bestätigt auch die bislang schon engen Voraussetzungen einer möglichen Aufklärungs- und Beratungspflicht der Bank. In Fällen eines institutionalisierten Zusammenwirkens gewährt der BGH (Entscheidung vom 16. Mai 2006) Anlegern eine erleichterte Beweisführung hinsichtlich einer Aufklärungspflichtverletzung. Dieser neu eingeführte Begriff in der Rechtsprechung wird erst künftig durch Einzelfallentscheidungen ausgefüllt werden.

- Finanziert die Bank dem Kreditnehmer den Erwerb von Anteilen an Immobilienfonds und handelt es sich um einen Kredit, der nicht grundschuldgesichert ist, kann der Kreditnehmer – wenn es sich um ein verbundenes Geschäft handelt – dem Rückzahlungsanspruch des finanzierenden Instituts Einwendungen entgegenhalten, die ihm auf Grund Falschberatung gegen den Verkäufer oder Vermittler der Fondsanteile zustehen. Daher hat die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.

Verfahren von Aktionären der HVB AG

- Aktionäre unserer Bank haben gegen die erneute Wahl der Anteilseignervertreter in den Aufsichtsrat sowie die Wahl des Abschlussprüfers für das Geschäftsjahr 2004 in der Hauptversammlung unserer Bank vom 29. April 2004 Anfechtungsklage erhoben. Die Klage wurde auch in zweiter Instanz vom OLG München mit Urteil vom 18. Januar 2006 abgewiesen; hiergegen hat ein Aktionär Nichtzulassungsbeschwerde zum Bundesgerichtshof eingelegt.

- Ein Aktionär hat in einem gesonderten Verfahren die Feststellung der Nichtigkeit des Jahresabschlusses 2004 begehrt mit der Begründung, der Abschlussprüfer in der Hauptversammlung 2004 sei nicht wirksam vorgeschlagen und gewählt worden. Auf Grund der vorgenannten Entscheidung des OLG München vom 18. Januar 2006 gehen wir davon aus, dass die Klage keinen Erfolg haben wird.

- Weiter hat ein Teil der Anfechtungskläger beantragt, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen, da die registergerichtliche Bestellung der Aufsichtsratsmitglieder in 2004 sowie die Jahresabschlüsse der HVB nichtig seien. Im Hinblick auf den Ausgang der vorgenannten Verfahren gehen wir davon aus, dass das Registergericht München den Antrag zurückweisen wird.

- Des Weiteren haben Aktionäre gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit die Klage sich gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 bezieht, hat das LG München mit Urteil vom 22. Dezember 2005 der Klage stattgegeben, da der Bericht des Aufsichtsrats die Rücknahme der Berufung gegen das Urteil des LG München I vom 15. April 2004 und die daraus folgende Unwirksamkeit der Wahl 2003 nicht erwähnt habe. Die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers hat das LG München I abgewiesen, das Urteil ist noch nicht rechtskräftig. Die Nichtentlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 in der Hauptversammlung vom 12. Mai 2005, über die in der ordentlichen Hauptversammlung am 23. Mai 2006 noch einmal Beschluss gefasst wurde, hat keine materiellen Auswirkungen für die Bank.

- Weiterhin haben Aktionäre unserer Bank insbesondere gegen die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006, mit welchen dem Ausgliederungs- und Übernahmevertrag vom 29. März 2006 sowie dem Rahmenvertrag vom 16. Januar 2006 im Zusammenhang mit der Übertragung eines Kreditportfolios auf eine Gesellschaft der Goldman Sachs Gruppe zugestimmt wurde, Anfechtungsklage erhoben. In dem daraufhin von unserer Bank angestrengten Freigabeverfahren hat das LG München I am 27. September 2006 festgestellt, dass die Anfechtungsklagen der Eintragung der Ausgliederung nicht entgegenstehen, da die Klagen offensichtlich unbegründet sind. Die dagegen gerichteten Beschwerden wurden vom OLG München am 12. Februar 2007 zurückgewiesen, sodass die Freigabeentscheidung rechtskräftig ist.

- Gegen die Beschlüsse der außerordentlichen Hauptversammlung unserer Bank vom 25. Oktober 2006, mit welchen dem Verkauf und der Übertragung der von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG und der HVB Bank Ukraine an die UniCredit Gruppe bzw. an der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die

Risikobericht Fortsetzung

Bank Austria Creditanstalt AG sowie der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) zugestimmt wurde, haben zahlreiche Aktionäre Anfechtungs- und Nichtigkeitsklagen erhoben. Außerdem haben einige Aktionäre beantragt, der HVB AG aufzugeben, weitere Auskünfte hinsichtlich in der außerordentlichen Hauptversammlung angeblich nicht vollständig beantworteter Fragen zu erteilen, insbesondere die Zusammenschlussvereinbarung mit der UniCredit Gruppe vollständig auszulegen; nach Ansicht unserer Bank besteht insoweit kein Anspruch. Die Kauf- und Übertragungsverträge sehen vor, dass ein Vollzug der Transaktionen unter anderem voraussetzt, dass nach pflichtgemäßer Beurteilung des Vorstands auf der Grundlage der Stellungnahme eines externen Rechtsberaters die entsprechenden Zustimmungsbeschlüsse keine Fehler aufweisen, die dem Vollzug des jeweiligen Vertrages entgegenstehen. Nachdem der Vorstand in diesem Sinne Beschluss gefasst hat, wurden die von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG an die UniCredit Gruppe bzw. an der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die Bank Austria Creditanstalt AG Anfang Januar 2007 übertragen. Hinsichtlich der Übertragungen der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der Übertragung der Anteile unserer Bank an der HVB Bank Ukraine an die UniCredit Gruppe steht die Erfüllung anderer Vollzugsvoraussetzungen noch aus.

Spruchverfahren Barabfindung Vereins- und Westbank AG

– Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG beschlossen; nach Erledigung der hiergegen gerichteten Anfechtungsklagen hatte die HVB AG den Minderheitsaktionären der Vereins- und Westbank AG eine – erhöhte – Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) bezahlt. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Das LG Hamburg hat auf Grund eigener Schätzungen die Barabfindung mit Entscheidung vom 2. März 2006 auf 37,20 € je Stückaktie angehoben; gegen diese Entscheidung hat die Bank Rechtsmittel eingelegt. Wir gehen davon aus, dass allenfalls eine weitere geringere Zuzahlung an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen muss. Detailliertere Angaben könnten in dem anhängigen Verfahren zu negativen Auswirkungen auf die Rechtsposition der HVB AG führen.

Vom Insolvenzverwalter eines Firmenkunden geltend gemachte Ansprüche

Im Jahr 2002 stellte ein Firmenkunde der HVB AG Antrag auf Insolvenzeröffnung. Der Insolvenzverwalter machte daraufhin außergerichtlich Ansprüche gegen ein aus mehreren Banken bestehendes Konsortium geltend. Die HVB AG war an diesem Konsortium in einer Größenordnung von circa 9,25% der ausstehenden Kreditfazilitäten aller Banken beteiligt. Die Konsortialbanken beauftragten einen Insolvenzrechtsspezialisten mit der Prüfung der in diesem Zusammenhang auftretenden Fragen. Dieser schätzt die Rechtsstellung des Insolvenzverwalters als nicht sehr stark ein und riet den Konsortialbanken, die außergerichtlich geltend gemachten Ansprüche zurückzuweisen. Derzeit ist der Ausgang bezüglich der außergerichtlich geltend gemachten Ansprüche unsicher. Obgleich wir der Auffassung sind, dass die vorstehend bezeichneten Ansprüche unbegründet sind, würde eine erfolgreiche Klage seitens des Insolvenzverwalters die HVB AG mit einem unteren dreistelligen Millionen Betrag in € belasten.

Gewerbesteuer-Umlage/Hypo Real Estate

– Die HVB AG hat bei verschiedenen Tochtergesellschaften, die im jeweils maßgeblichen Zeitraum zum gewerbesteuerlichen Organkreis der HVB AG bzw. ihrer Vorgängerinstitute gehörten, bis einschließlich 2001 Gewerbesteuerumlagen erhoben bzw. erstattet. Die Hypo Real Estate Bank AG sowie die Hypo Real Estate International AG haben nunmehr klageweise eine angebliche Überzahlung an Gewerbesteuerumlage in Höhe von rund 62 Mio € zuzüglich Zinsen sowie angeblich ihnen zustehende Auskunftsansprüche geltend gemacht. Auf der Basis eingeholter Rechtsgutachten geht die HVB AG davon aus, dass den Klägerinnen die behaupteten Ansprüche nicht zustehen.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik
Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Divisionsebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswerts repräsentiert.

Risikoüberwachung
Das Risikokapital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Bereichs Accountings wird die unterjährige Erlös- und Kostenentwicklung der Geschäftseinheiten als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung
Das ermittelte Risikokapital für das Geschäftsrisiko der HVB AG beläuft sich zum Jahresultimo 2006 auf rund 0,5 Mrd €.

Das in 2004 begonnene Programm zur Steigerung der Effizienz »Prozess-Redesign und -Optimierung (PRO)« wurde auch in 2006 erfolgreich fortgesetzt. Für das Jahr 2007 stehen nur noch wenige Maßnahmen aus. Das Projekt wird seine gesteckten Ziele voraussichtlich in vollem Umfang erreichen.

Beim Kostenmanagement profitiert die HVB AG auch von der Volumensbündelung innerhalb der UniCredit Gruppe sowie dem systematischen Austausch und der Implementierung von Best-Practice-Ansätzen zur Kostensenkung. 2007 wird eine Vielzahl weiterer kostensenkender Maßnahmen entlang aller wesentlichen Kostenarten zusätzliche Einsparungen erzielen. Zusätzliche Einzelheiten zu PRO und dem Kostenmanagement finden sich in den Erläuterungen zu Global Banking Services.

6 Risiko aus bankeigenem Immobilienbesitz
Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren.

Grundsätzlich wurde der bankeigene Immobilienbesitz der HVB AG auf unsere Tochter HVB Gesellschaft für Gebäude mbH & Co KG übertragen. Im Zuge der Integration der Vereins- und Westbank AG in 2004 ist indes deren Immobilienbestand auf die HVB AG übergegangen. Aus diesem Grunde ergibt sich in der HVB AG zum Jahresende 2006 ein Risikokapital für bankeigenen Immobilienbesitz von 13 Mio €.

7 Risiko aus Anteils- und Beteiligungsbesitz
Risikomanagement
Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes (ohne operative Tochtergesellschaften der HVB Group). Die Steuerung des Portfolios erfolgt durch den Vorstand.

Messmethodik
Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung
Der Bereich Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Anteilsbesitz, der dem Chief Financial Officer zugeordnet ist. Dieser Bereich überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Risikobericht Fortsetzung

Quantifizierung und Konkretisierung
Asset Liability Management hat durch aktive Steuerung der Finanzanlagen die Reduktion der Markt- und insbesondere der Klumpenrisiken im Verlauf des Jahres 2006 erfolgreich fortgesetzt. Zu nennen sind hier insbesondere die weitere Verminderung unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG sowie die Veräußerung unseres Anteilsbesitzes an der Deutschen Lufthansa AG.

Das Risikokapital hat sich signifikant um 0,4 Mrd € auf 0,5 Mrd € verringert.

8 Strategisches Risiko

Risikomanagement
Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des Strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB AG bestimmt.

Messmethodik
Das Strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung
Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der Bank. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstands mit dem Aufsichtsrat, insbesondere mit dem Prüfungsausschuss, statt.

Quantifizierung und Konkretisierung
Gesamtwirtschaftliches Risiko
Ein Risiko, das den Erfolg der strategischen Neuausrichtung der HVB AG im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Durch die regionale Fokussierung auf den Kernmarkt Deutschland ergibt sich eine im Vergleich zur Vergangenheit erhöhte Abhängigkeit von der Dynamik der deutschen Wirtschaft. Allerdings beeinflussen auch die unterschiedlichen Entwicklungen auf den Märkten der globalen Division Markets & Investment Banking die Vermögens-, Finanz- und Ertragslage unserer Bank.

Die wirtschaftliche Lage in Deutschland hat sich im Berichtsjahr deutlich positiv entwickelt und bietet damit entsprechende gute Wachstumschancen, jedoch bestehen weiterhin Risiken, die von den strukturellen Problemen Deutschlands ausgehen. Obwohl die wirtschaftliche Dynamik seit langem erstmals wieder den Arbeitsmarkt erfasste und zu einer Trendwende bei der sozialversicherungspflichtigen Beschäftigung führte, bleibt das regionale Kerngeschäftsfeld der HVB AG auf Grund einer nach wie vor beträchtlichen Arbeitslosigkeit, hohen Insolvenzzahlen und einer noch nicht gefestigten Inlandsnachfrage in Deutschland schwierig. Im öffentlichen Bereich kommen eine hohe Staatsverschuldung sowie Defizite in den gesetzlichen Sozialversicherungssystemen hinzu. Da von der Fiskalpolitik in 2007 mit der Anhebung der Regelsätze von Umsatzsteuer und Versicherungsteuer um jeweils drei Prozentpunkte und dem Abbau weiterer Steuervergünstigungen restriktive Impulse ausgehen, ist mit einer fortgesetzten – jedoch etwas gedämpften – Dynamik auszugehen. Hinzu kommen Unsicherheiten, die von den Preisentwicklungen von Fremdwährungen und Rohstoffen ausgehen. Somit können die aufgezeigten Risikofaktoren einzeln oder kumulativ dazu führen, dass sich die von uns angestrebten Erfolgsziele nicht oder nur eingeschränkt realisieren lassen.

Die HVB AG stellt einen der größten Darlehensgeber des deutschen Mittelstands dar. Darüber hinaus ist unsere Bank einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland. Das skizzierte Geschäftsumfeld hat in der Vergangenheit wiederholt zu einem Anstieg an Kreditausfällen und zu einer Erhöhung der Kreditrisikovorsorge geführt. Wenn die Wirtschaftslage sich schwächer entwickelt als gegenwärtig erwartet, ist nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

Risiken aus der Umstrukturierung des Konzerns/Integrationsrisiken
Aus dem im Jahr 2005 initiierten Zusammenschluss der HVB Group mit der UniCredit Gruppe und den damit verbundenen Integrationsprojekten können sich unvorhergesehene Schwierigkeiten ergeben, die in der Folge auch negative Auswirkungen auf die Vermögens-,

Finanz- und Ertragslage unserer Bank haben können. Im Berichtsjahr hat die HVB Group eine der UniCredit Gruppe entsprechende divisionale Struktur für die Ausübung der geschäftlichen Aktivitäten auf ihrem regionalen Kernmarkt geschaffen. Damit wird eine wichtige Voraussetzung für einen nachhaltig erfolgreichen Marktauftritt erfüllt, jedoch könnte es auch zu vorübergehenden Abwanderungen von Kunden kommen. Ferner werden im Rahmen dieser Umstrukturierung zunächst neuartige Prozesse durchlaufen, wodurch auf Grund der hohen Komplexität anfänglich Risiken entstehen können.

Schließlich ist der Erfolg der Integrationsprojekte maßgeblich von dem Verbleib wichtiger Mitarbeiter in unserer Bank abhängig. Sollte die HVB Group im weiteren Verlauf der Integration wichtige Mitarbeiter verlieren, könnte die finale Integration der HVB Group in die UniCredit Gruppe erschwert werden.

Sicherlich konnten Anfang 2007 durch die Übertragung der Beteiligungen an der Bank Austria Creditanstalt-Gruppe sowie an weiteren Einheiten in Zentral- und Osteuropa zu einem günstigen Zeitpunkt erhebliche Verkaufserlöse generiert werden, die Suche nach gleichwertigen Reinvestitionen birgt jedoch auch Risiken. Mit den Erlösen aus den genannten Transaktionen verfügt die Bank zwar über den notwendigen Spielraum, sowohl organisches als auch akquisitionsgetriebenes Wachstum auf dem deutschen Bankenmarkt zu forcieren, in andere Märkte westeuropäisch geprägter Regionen Nordeuropas einzutreten, ihre Kernkompetenzen in spezialisierten Nischenbereichen auszubauen, ihre aufsichtsrechtliche Kapitalausstattung zu optimieren sowie im Rahmen des wirtschaftlich Sinnvollen ausstehende Hybridfinanzierungen zurückzukaufen, die Aufgabe der Wachstums- und Ertragspotenziale in den verkauften Märkten und Geschäftsfeldern sowie die Unsicherheit über den Zeitpunkt einer attraktiven Reinvestition der erzielten Veräußerungserlöse können dabei jedoch negative Auswirkungen auf die finanzielle Situation unserer Bank haben. Auch wenn der Vorstand der HVB AG der Überzeugung ist, dass der Veräußerungsgewinn ertragreich reinvestiert werden kann, kann nicht ausgeschlossen werden, dass entsprechende Investitionen erst später als geplant oder nur in einem geringeren Umfang zu nicht oder weniger attraktiven Konditionen möglich sind. Weiter bedeutet die im Vergleich zur Vergangenheit stärkere Fokussierung auf den deutschen Markt in Anbetracht der für Investitionen zur Verfügung stehenden Mittel nach der Überzeugung des Vorstands eine hervorragende Chance, die Position im erstarkenden deutschen Markt deutlich auszubauen; sie geht jedoch umgekehrt einher mit einer Reduktion der regionalen Diversifikation. Diese Konzentration auf einen derzeit als schwierig geltenden Markt könnte die Vermögens-, Finanz- und Ertragslage unserer Bank beeinträchtigen.

Es ist nicht sicher, ob die regionale Konzentration auf Deutschland durch Investitionen in Benelux-Ländern und/oder Skandinavien oder in ausgewählten Nischenmärkten oder durch die künftige Funktion der HVB AG als Kompetenzzentrum für das Investment Banking der gesamten UniCredit Gruppe vollständig oder zumindest im Wesentlichen kompensiert werden kann.

Durch die oben genannten Veräußerungserlöse ist die HVB AG in der Lage, das bisherige Investment-Banking-Geschäft auszubauen und insbesondere Investment-Banking-Aktivitäten anderer Einheiten der UniCredit Gruppe in die HVB Group zu integrieren. Durch diese Bündelung sämtlicher Investment-Banking-Aktivitäten der UniCredit Gruppe können sich jedoch unabhängig von der Bindung entsprechenden Eigenkapitals Risiken ergeben, da im Vergleich zum klassischen Bankgeschäft das Investment Banking in der Regel nicht nur höhere Ertragschancen, sondern auch höhere Risiken und eine stärkere Zyklizität aufweist.

Die aufgezeigten möglichen Schwierigkeiten können einzeln oder kumulativ negative Auswirkungen auf die finanzielle Situation unserer Bank haben.

Intensives Wettbewerbsumfeld
Mit der Fokussierung auf den Markt für Finanzdienstleistungen in Deutschland sowie das Investment Banking muss sich unsere Bank einem ausgeprägten Konkurrenzkampf stellen. Gerade im Commercial Banking herrscht im Kernmarkt der HVB AG ein intensiver Wettbewerb, insbesondere auf Grund von Überkapazitäten im Privatkundengeschäft. Hier steht die HVB AG im Wettbewerb mit öffentlich-rechtlichen Banken, Genossenschaftsbanken sowie anderen privaten deutschen und internationalen Banken, von denen einige, im Falle bestimmter öffentlich-rechtlicher Banken, zum Teil noch auf staatliche Garantien zurückgreifen können.

Durch die neue Konzernstruktur beabsichtigt die HVB Group, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Gleichwohl kann nicht ausgeschlossen werden, dass eine weitere Wettbewerbsintensivierung – beispielsweise initiiert durch weitere nationale oder grenzüberschreitende Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB AG hat.

Gewinn- und Verlustrechnung

für die Zeit vom 1. Januar bis 31. Dezember 2006

Aufwendungen	in Mio €	in Mio €	2006 in Mio €	2005 in Mio €
1 **Zinsaufwendungen**			9370	8569
2 **Provisionsaufwendungen**			319	279
3 **Nettoaufwand aus Finanzgeschäften**			—	—
4 **Allgemeine Verwaltungsaufwendungen**				
a) Personalaufwand				
aa) Löhne und Gehälter	1478			1461
ab) Soziale Abgaben und Aufwendungen für				
Altersversorgung und für Unterstützung	400			385
		1878		1846
darunter: für Altersversorgung				
Mio € 183				(179)
b) andere Verwaltungsaufwendungen		1384		1427
			3262	3273
5 **Abschreibungen und Wertberichtigungen**				
auf immaterielle Anlagewerte und Sachanlagen			124	157
6 **Sonstige betriebliche Aufwendungen**			298	301
7 **Abschreibungen und Wertberichtigungen auf**				
Forderungen und bestimmte Wertpapiere sowie				
Zuführungen zu Rückstellungen im Kreditgeschäft			1735	2164
8 **Abschreibungen und Wertberichtigungen auf**				
Beteiligungen, Anteile an verbundenen Unternehmen				
und wie Anlagevermögen behandelte Wertpapiere			—	—
9 **Aufwendungen aus Verlustübernahme**			230	422
10 **Außerordentliche Aufwendungen**			—	555
11 **Einstellungen in den Fonds für allgemeine**				
Bankrisiken gemäß § 340g HGB			—	1
12 **Steuern vom Einkommen und vom Ertrag**			150	230
13 **Sonstige Steuern, soweit nicht unter Posten 6**				
ausgewiesen			5	6
14 **Jahresüberschuss**			1242	993
Summe der Aufwendungen			**16735**	**16950**

[redacted]

Erträge	in Mio €	2006 in Mio €	2005 in Mio €
1 Zinserträge aus			
a) Kredit- und Geldmarktgeschäften	10351		10054
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	1814		1261
		12165	11315
2 Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	390		264
b) Beteiligungen	135		97
c) Anteilen an verbundenen Unternehmen	182		491
		707	852
3 Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		427	84
4 Provisionserträge		1783	1674
5 Nettoertrag aus Finanzgeschäften		225	395
6 Erträge aus Zuschreibungen zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft		931	1146
7 Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren		305	1310
8 Sonstige betriebliche Erträge		192	174
Summe der Erträge		**16735**	**16950**
1 Jahresüberschuss		1242	993
2 Entnahmen aus Gewinnrücklagen			
a) aus der gesetzlichen Rücklage	—		—
b) aus der Rücklage für eigene Anteile	1		—
c) aus anderen Gewinnrücklagen	—		—
		1	—
3 Einstellungen in Gewinnrücklagen			
a) in die gesetzliche Rücklage	—		—
b) in die Rücklage für eigene Anteile	—		2
c) in andere Gewinnrücklagen	621		800
		621	802
4 Bilanzgewinn		622	191

Bilanz

zum 31. Dezember 2006

Aktiva	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
1 Barreserve			
a) Kassenbestand	501		420
b) Guthaben bei Zentralnotenbanken	2427		2907
darunter: bei der Deutschen Bundesbank			
Mio € 2320			(1139)
		2928	3327
2 Schuldtitel öffentlicher Stellen und Wechsel, die zur			
Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche Schatzanweisungen			
sowie ähnliche Schuldtitel öffentlicher Stellen	193		22
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € 192			(21)
b) Wechsel	20		151
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € 20			(151)
		213	173
3 Forderungen an Kreditinstitute			
a) täglich fällig	16467		17442
b) andere Forderungen	39887		39642
		56354	57084
darunter: Hypothekendarlehen			
Mio € —			(3)
Kommunalkredite			
Mio € 478			(537)
4 Forderungen an Kunden		150528	161570
darunter: Hypothekendarlehen			
Mio € 79634			(91079)
Kommunalkredite			
Mio € 13862			(15462)
andere durch Grundpfandrechte			
gesicherte Kredite			
Mio € 5322			(6728)
Übertrag:		210023	222154

Passiva	in Mio €	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
1 Verbindlichkeiten gegenüber Kreditinstituten				
a) täglich fällig		25232		17501
b) mit vereinbarter Laufzeit oder Kündigungsfrist		72621		78283
			97853	95784
darunter: begebene Hypotheken-Namenspfandbriefe				
Mio € 2615				(3198)
begebene öffentliche Namenspfandbriefe				
Mio € 698				(871)
zur Sicherstellung aufgenommener				
Darlehen an den Darlehensgeber aus-				
gehändigte Hypotheken-Namenspfandbriefe				
Mio € 24				(13)
und öffentliche Namenspfandbriefe				
Mio € 12				(27)
2 Verbindlichkeiten gegenüber Kunden				
a) Spareinlagen				
aa) mit vereinbarter Kündigungsfrist von 3 Monaten	13528			16288
ab) mit vereinbarter Kündigungsfrist				
von mehr als 3 Monaten	152			185
		13680		16473
b) begebene Hypotheken-Namenspfandbriefe		11895		12777
c) begebene öffentliche Namenspfandbriefe		3368		4354
d) andere Verbindlichkeiten				
da) täglich fällig	37621			37579
db) mit vereinbarter Laufzeit oder Kündigungsfrist	37413			33327
darunter: zur Sicherstellung aufgenommener				
Darlehen an den Darlehensgeber aus-				
gehändigte Hypotheken-Namenspfandbriefe				
Mio € 238				(437)
und öffentliche Namenspfandbriefe				
Mio € 90				(244)
		75034		70906
			103977	104510
Übertrag:			201830	200294

Aktiva	in Mio €	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
Übertrag:			210023	222154
5 Schuldverschreibungen und andere festverzinsliche Wertpapiere				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	210			92
darunter: beleihbar bei der Deutschen Bundesbank Mio € 124				(89)
ab) von anderen Emittenten	468			845
darunter: beleihbar bei der Deutschen Bundesbank Mio € 303				(304)
		678		937
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	12129			13208
darunter: beleihbar bei der Deutschen Bundesbank Mio € 10030				(10250)
bb) von anderen Emittenten	43965			35140
darunter: beleihbar bei der Deutschen Bundesbank Mio € 21613				(17495)
		56094		48348
c) eigene Schuldverschreibungen		9541		5044
Nennbetrag Mio € 9880				(4862)
			66313	54329
6 Aktien und andere nicht festverzinsliche Wertpapiere			24091	15538
7 Beteiligungen			1258	1129
darunter: an Kreditinstituten Mio € 19				(23)
an Finanzdienstleistungsinstituten Mio € —				(—)
8 Anteile an verbundenen Unternehmen			10728	10523
darunter: an Kreditinstituten Mio € 8432				(8105)
an Finanzdienstleistungsinstituten Mio € 100				(98)
Übertrag:			312413	303673

Passiva	in Mio €	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
Übertrag:			201830	200294
3 Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	28438			33157
ab) öffentliche Pfandbriefe	3027			3690
ac) sonstige Schuldverschreibungen	40069			33553
		71534		70400
b) andere verbriefte Verbindlichkeiten		3		1
darunter: Geldmarktpapiere				
Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf				
Mio € 3				(1)
			71537	70401
4 Treuhandverbindlichkeiten			459	569
darunter: Treuhandkredite				
Mio € 459				(556)
5 Sonstige Verbindlichkeiten			20911	14836
6 Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		195		266
b) andere		344		367
			539	633
7 Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1475		1414
b) Steuerrückstellungen		560		478
c) andere Rückstellungen		1823		1788
			3858	3680
8 Nachrangige Verbindlichkeiten			8664	9022
9 Genussrechtskapital			614	716
darunter: vor Ablauf von zwei Jahren fällig				
Mio € 409				(102)
10 Fonds für allgemeine Bankrisiken			291	291
Übertrag:			308703	300442

Aktiva	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
Übertrag:		312413	303673
9 Treuhandvermögen		459	569
darunter: Treuhandkredite			
Mio € 459			(556)
10 Immaterielle Anlagewerte		290	285
11 Sachanlagen		383	389
12 Eigene Aktien oder Anteile		1	2
Nennbetrag Mio € —			(—)
13 Sonstige Vermögensgegenstände		7923	7149
14 Rechnungsabgrenzungsposten			
a) aus dem Emissions- und Darlehensgeschäft	293		349
b) andere	123		157
		416	506
Summe der Aktiva		**321885**	**312573**

Passiva	in Mio €	in Mio €	31.12.2006 in Mio €	31.12.2005 in Mio €
Übertrag:			308703	300442
11 Eigenkapital				
a) gezeichnetes Kapital		2252		2252
eingeteilt in:				
Stück 736145540 auf den Inhaber lautende				
Stammaktien				
Stück 14553600 auf den Namen lautende				
Vorzugsaktien ohne Stimmrecht				
b) Kapitalrücklage		8886		8886
c) Gewinnrücklagen				
ca) gesetzliche Rücklage	—			—
cb) Rücklage für eigene Anteile	1			2
cc) andere Gewinnrücklagen	1421			800
		1422		802
d) Bilanzgewinn		622		191
			13182	12131
Summe der Passiva			**321885**	**312573**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen				
abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und				
Gewährleistungsverträgen		30414		31441
c) Haftung aus der Bestellung von Sicherheiten				
für fremde Verbindlichkeiten		—		—
			30414	31441
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus				
unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		38475		35288
			38475	35288

Allgemeine Angaben

Rechtsgrundlagen

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2006 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute (RechKredV) aufgestellt worden.

Die Bank ist in allen wesentlichen Sparten einer Geschäftsbank und Pfandbriefbank tätig.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex sind auf unserer Internet-Seite www.hvb.com/entsprechenserklaerung veröffentlicht.

Bilanzierungs-, Bewertungs- und Ausweismethoden

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Ausfallrisiko entfallen ist oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wird.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelöst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 81,7% aus Handelsbeständen, zu 17,2% aus Wertpapieren der Liquiditätsvorsorge und zu 1,1% aus Wertpapieren, die wie Anlagevermögen behandelt wurden.

Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Dagegen werden Liquiditätsvorsorgebestände grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB bewertet. Liquiditätsvorsorgebestände, die in Portfolios strukturiert sind, behandeln wir nach den Grundsätzen der Bewertung von Bewertungseinheiten. Für gleiche Risikoarten bilden wir dazu ex ante definierte, strengen Voraussetzungen unterliegende und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinsliche Wertpapiere) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzeln bewerteten Finanzinstrumente. Ein sich insgesamt ergebender Bewertungsgewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir Rückstellungen für drohende Verluste aus schwebenden Geschäften.

Handelsbestände fassen wir für Zwecke der Rechnungslegung mit Handelskontrakten zu Portfolios zusammen und bewerten diese Portfolios mit einem modifizierten Mark-to-Market-Verfahren. Die zusammengefassten Handelsbestände und -kontrakte werden zu Marktpreisen bewertet und – im Falle eines positiven Bewertungsüberhangs – um das mit mathematischen Verfahren berechnete Verlustpotenzial des Portfolios (Value-at-Risk-Abschlag) gekürzt, sodass keine unrealisierten Gewinne aus offenen Positionen in die Gewinn- und Verlustrechnung einfließen. Dem handelsrechtlichen Vorsichtsprinzip wird dadurch Rechnung getragen, dass dieses Verfahren auf die aktiv gemanagten Portfolien des Handelsbuchs beschränkt ist und dass der Value-at-Risk-Abschlag zukünftige Unsicherheiten berücksichtigt. Es handelt sich dabei nicht um Unsicherheiten bei der Ermittlung der angesetzten Zeitwerte. Durch Berücksichtigung des Value-at-Risk-Abschlags wird ein Wert angesetzt, der die Bank gegen potenzielle Verlustpositionen schützt, die in einem definierten Zeitraum zwingend glattgestellt oder terminiert werden müssen.

Die Bewertungsergebnisse für Wertpapiere und Derivate werden entweder auf Basis von externen Kursquellen (zum Beispiel Börsenkurse oder andere Kurslieferanten wie Reuters) oder auf Basis von Marktwerten aus internen Bewertungsmodellen (Mark-to-Modell) berechnet. Für Wertpapiere werden überwiegend Kurse von externen Kursquellen für die Ermittlung des Bewertungsergebnisses verwendet. Derivate werden zum größten Teil auf Basis von Bewertungsmodellen bewertet. Die Parameter für unsere internen Bewertungsmodelle (zum Beispiel Zinskurven, Volatilitäten, Spreads) werden aus externen Quellen entnommen und durch das Risikocontrolling auf ihre Plausibilität und Korrektheit hin geprüft.

Die Ermittlung der Fair Values für Finanzinstrumente im Hinblick auf die Berücksichtigung von Risiken in den Modellannahmen wurde weiterentwickelt und hierfür so genannte Fair-Value-Abschläge bei bestimmten Finanzinstrumenten vorgenommen. Der Fair-Value-Abschlag berücksichtigt die folgenden drei Einflussgrößen:

- Close-Out-Costs: Marktwertabschlag für Kosten, die bei der Liquidierung von Positionen im täglichen Geschäftsverlauf entstehen können.
- Less Liquid Positions: Marktwertabschlag für Produkte in weniger liquiden Märkten, da hier im Falle einer Liquidation der Position der aktuelle Marktwert gegebenenfalls nicht erzielt werden kann.
- Model Risks: Marktwertabschlag für die Unsicherheit von Bewertungsparametern und Bewertungsannahmen des verwendeten Bewertungsmodells.

Mit der Einführung eines Fair-Value-Abschlags verbessern wir die Qualität unserer Marktwerte, die aus externen Quellen und aus unseren Bewertungsmodellen stammen. Der Fair-Value-Abschlag trägt den oben genannten Einflussfaktoren auf alle Marktwerte Rechnung. Durch die Berücksichtigung dieser Einflussfaktoren wird die mittels Bewertungsmodellen ermittelte Marktbewertung an die tatsächlich erwarteten Erlöse angepasst.

Ausführliche Angaben zu unseren bilanzunwirksamen Finanzkontrakten mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren beizulegenden Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen periodengleich im Jahr des Entstehens.

Allgemeine Angaben Fortsetzung

Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E.7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A.8) wenden wir das Wahlrecht des § 340c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Unter immaterielle Anlagewerte (Aktivposten 10) weisen wir Software aus. Software bewerten wir zu Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren planmäßig abschreiben.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 sowie 8 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird als Rechnungsabgrenzungsposten erfasst und planmäßig aufgelöst. Verbindlichkeiten ohne laufende Zinszahlungen werden mit ihrem Barwert angesetzt.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6a EStG in Verbindung mit R 6a EStR in steuerlich maximal zulässiger Höhe gebildet. Wertguthaben der Mitarbeiter für Altersteilzeit wurden nach § 8a Altersteilzeitgesetz durch Einbringung oder Verpfändung von Wertpapieren an den Treuhänder gesichert.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen erfasst. Aktivische und passivische latente Steuern werden saldiert. Ein verbleibender aktivischer Saldo wird gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresergebnis ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den in § 340h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

Angaben zur Bilanz

Laufzeitgliederung bestimmter Aktivposten

in Mio €			2006	2005
A 3 b)	Andere Forderungen an Kreditinstitute			
	mit Restlaufzeit	bis 3 Monate	30339	29854
		mehr als 3 Monate bis 1 Jahr	1906	2390
		mehr als 1 Jahr bis 5 Jahre	4792	4808
		mehr als 5 Jahre	2850	2590
A 4)	Forderungen an Kunden			
	mit Restlaufzeit	bis 3 Monate	12433	13128
		mehr als 3 Monate bis 1 Jahr	9699	8894
		mehr als 1 Jahr bis 5 Jahre	30250	31014
		mehr als 5 Jahre	84139	92824
	mit unbestimmter Laufzeit		14007	15710
A 5)	Schuldverschreibungen und andere festverzinsliche Wertpapiere im Folgejahr fällig werdende Beträge		6369	9643

Laufzeitgliederung bestimmter Passivposten

in Mio €			2006	2005
P 1 b)	Verbindlichkeiten gegenüber Kreditinstituten			
	mit vereinbarter Laufzeit oder Kündigungsfrist			
	mit Restlaufzeit	bis 3 Monate	48327	48451
		mehr als 3 Monate bis 1 Jahr	5432	10214
		mehr als 1 Jahr bis 5 Jahre	11825	11972
		mehr als 5 Jahre	7037	7646
	Verbindlichkeiten gegenüber Kunden			
P 2 ab)	Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten			
	mit Restlaufzeit	bis 3 Monate	6	6
		mehr als 3 Monate bis 1 Jahr	44	60
		mehr als 1 Jahr bis 5 Jahre	102	119
		mehr als 5 Jahre	—	—
P 2 b)	Begebene Hypotheken-Namenspfandbriefe,			
P 2 c)	begebene öffentliche Namenspfandbriefe,			
P 2 db)	andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist			
	mit Restlaufzeit	bis 3 Monate	26345	20550
		mehr als 3 Monate bis 1 Jahr	3192	4564
		mehr als 1 Jahr bis 5 Jahre	8242	9978
		mehr als 5 Jahre	14897	15366
	Verbriefte Verbindlichkeiten			
P 3 a)	Begebene Schuldverschreibungen im Folgejahr fällig werdende Beträge		23876	24687
P 3 b)	Andere verbriefte Verbindlichkeiten			
	mit Restlaufzeit	bis 3 Monate	3	1
		mehr als 3 Monate bis 1 Jahr	—	—
		mehr als 1 Jahr bis 5 Jahre	—	—
		mehr als 5 Jahre	—	—

Angaben zur Bilanz Fortsetzung

Beziehungen zu verbundenen Unternehmen und zu Beteiligungsunternehmen

in Mio €	AN/GEGENÜBER VERBUNDENE(N) UNTERNEHMEN 2006	AN/GEGENÜBER VERBUNDENE(N) UNTERNEHMEN 2005	AN/GEGENÜBER UNTERNEHMEN MIT BETEILIGUNGS-VERHÄLTNIS 2006	AN/GEGENÜBER UNTERNEHMEN MIT BETEILIGUNGS-VERHÄLTNIS 2005
Forderungen an Kreditinstitute	16631	20069	116	126
Forderungen an Kunden	3106	3356	1404	2671
Schuldverschreibungen und andere festverzinsliche Wertpapiere	909	869	205	176
Verbindlichkeiten gegenüber Kreditinstituten	24682	18876	155	140
Verbindlichkeiten gegenüber Kunden	4889	4684	3266	2923
Verbriefte Verbindlichkeiten	2959	4011	70	118
Nachrangige Verbindlichkeiten	1642	1723	—	—

Treuhandgeschäfte

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivpositionen:

in Mio €	2006	2005
Forderungen an Kreditinstitute	247	334
Forderungen an Kunden	212	222
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	—	13
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**459**	**569**
Verbindlichkeiten gegenüber Kreditinstituten	8	9
Verbindlichkeiten gegenüber Kunden	52	56
Verbriefte Verbindlichkeiten	399	504
Treuhandverbindlichkeiten	**459**	**569**

Vermögensgegenstände und Schulden in Fremdwährung

Unser Fremdwährungsvolumen besteht zu 67,3% aus USD, zu 14,6% aus GBP und zu 6,7% aus JPY.

in Mio €	2006	2005
Vermögensgegenstände	55067	51846
Schulden	48015	47751

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

Nachrangige Vermögensgegenstände

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

in Mio €	2006	2005
Forderungen an Kreditinstitute	1678	1466
Forderungen an Kunden	444	366
Schuldverschreibungen und andere festverzinsliche Wertpapiere	2472	1149
Aktien und andere nicht festverzinsliche Wertpapiere	89	107
darunter: eigene Genussscheine aus Marktpflegebeständen	2	2

Wertpapiere und Finanzanlagen

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

in Mio €	BÖRSENFÄHIGE WERTPAPIERE 2006	BÖRSENFÄHIGE WERTPAPIERE 2005	DAVON: BÖRSENNOTIERT 2006	DAVON: BÖRSENNOTIERT 2005	DAVON: NICHT BÖRSENNOTIERT 2006	DAVON: NICHT BÖRSENNOTIERT 2005
Schuldverschreibungen und andere						
festverzinsliche Wertpapiere	66313	54329	52150	46770	14163	7559
Aktien und andere						
nicht festverzinsliche Wertpapiere	19756	11397	19099	11379	657	18
Beteiligungen	548	474	547	473	1	1
Anteile an verbundenen Unternehmen	6892	6892	6892	6892	—	—

Die gesamten Handelsbestände werden nach einem modifizierten Mark-to-Market-Verfahren bewertet (siehe auch Abschnitt Bilanzierungs-, Bewertungs- und Ausweismethoden). Die Differenz zwischen den Anschaffungskosten und dem Marktwert der Wertpapiere des Handelsbestandes beträgt 145 Mio €. Es ist allerdings zu beachten, dass die Wertpapiere des Handelsbestandes grundsätzlich im Rahmen unserer Hedgestrategie mit Derivaten gesichert werden und die Marktwerte der Derivate gegenläufige Effekte haben.

Für Risiken in den Modellannahmen wurde ein Fair-Value-Abschlag (siehe auch Abschnitt Bilanzierungs-, Bewertungs- und Ausweismethoden) erfolgswirksam angesetzt. Dieser wurde, für Bestände im Handelsbuch, im Nettoertrag aus Finanzgeschäften bzw. für die sonstigen Wertpapier- und Derivatebestände in der Position Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft berücksichtigt.

Eigene Aktien

Am 31. Dezember 2006 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte für den Zeitraum vom 1. Januar 2006 bis 23. Mai 2006 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 12. Mai 2005 sowie für den Zeitraum 24. Mai 2006 bis 31. Dezember 2006 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 3625295 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 3201833 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 30,27 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 30,51 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 11 Mio € bzw. 0,5% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 81368 Aktien, das entspricht einem Betrag von 0,2 Mio € bzw. 0,01% des Grundkapitals.

Am 31. Dezember 2006 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 76175 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,2 Mio € bzw. einem Anteil von 0,01% des Grundkapitals.

Angaben zur Bilanz Fortsetzung

Entwicklung des Anlagevermögens

in Mio €	ANSCHAFFUNGS-/ HERSTELLUNGSKOSTEN 1	ZUGÄNGE GESCHÄFTSJAHR 2	ABGÄNGE GESCHÄFTSJAHR 3	UMBUCHUNGEN GESCHÄFTSJAHR[2] 4
Immaterielle Anlagewerte	533	84	19	−2
davon: Geschäfts- oder Firmenwert	—	—	—	—
Software	533	84	19	−2
Sachanlagen	714	53	89	−18
davon: im Rahmen der eigenen Tätigkeit genutzte				
Grundstücke und Gebäude	307	1	3	−13
Betriebs- und Geschäftsausstattung	407	52	86	−5
Andere Vermögensgegenstände des Anlagevermögens	25	—	—	−2
	ANSCHAFFUNGS-KOSTEN			VERÄNDERUNGEN +/−[1]
Beteiligungen	1788			−530
Anteile an verbundenen Unternehmen	11212			−484
Wertpapiere des Anlagevermögens	1919			−923

1 Von der Zusammenfassungsmöglichkeit des § 34 Abs. 3 RechKredV wurde Gebrauch gemacht.
2 In der Spalte Umbuchungen Geschäftsjahr zeigen wir neben Wertveränderungen aus der Währungsumrechnung auch Grundstücke im Umlaufvermögen.

Immaterielle Anlagewerte

System- und Anwendungssoftware weisen wir gemäß IDW RS HFA 11 unter immaterielle Anlagewerte aus.

Auf nicht genutzte Software-Entwicklungen werden außerplanmäßige Abschreibungen vorgenommen.

Sonstige Vermögensgegenstände

in Mio €	2006	2005
Bezahlte Prämien für noch nicht fällige Optionsgeschäfte	5780	4996
Gewinnansprüche	600	539
Inkassopapiere wie Schecks, fällige Schuldverschreibungen, Zins- und Dividendenscheine	185	305
Ausgleichsposten für Swapgeschäfte und gebundene Währungspositionen	321	235
Kapitalanlagen bei Lebensversicherungsgesellschaften	204	215
Fusionsbedingte Zeitwertdifferenzen aus VuW AG-Portfolios	139	194
Ansprüche auf Steuererstattungen	234	173
Bewertungsausgleichsposten aus Handelsbeständen	37	35
Gesellschaftsanteile zur Weiterveräußerung	1	1
Kaufpreisforderungen	19	—

Aktive Rechnungsabgrenzungsposten

in Mio €	2006	2005
Disagio aus Verbindlichkeiten	289	339
Agio aus Forderungen	4	10

Sicherheitenübertragung für eigene Verbindlichkeiten

Für nachstehende Verbindlichkeiten wurden Vermögensgegenstände in Höhe von insgesamt 35791 Mio € als Sicherheit übertragen.

in Mio €	2006	2005
Verbindlichkeiten gegenüber Kreditinstituten	28796	32781
Verbindlichkeiten gegenüber Kunden	5520	4892
Rückstellungen für Pensionen und ähnliche Verpflichtungen	1475	1414

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben.

ZUSCHREIBUNGEN GESCHÄFTSJAHR 5	ABSCHREIBUNGEN KUMULIERT 6	PLANMÄSSIGE ABSCHREIBUNGEN GESCHÄFTSJAHR 7	AUSSERPLANMÄSSIGE ABSCHREIBUNGEN GESCHÄFTSJAHR 8	RESTBUCHWERT 31.12.2006 9	RESTBUCHWERT 31.12.2005 10
—	306	58	—	290	285
—	—	—	—	—	—
—	306	58	—	290	285
—	277	–48	—	383	389
—	42	10	—	250	274
—	235	–58	—	133	115
—	—	—	—	23	25
				RESTBUCHWERT 31.12.2006	RESTBUCHWERT 31.12.2005
				1258	1129
				10728	10523
				996	1919

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 25565 Mio € verpensioniert. Die Vermögensgegenstände sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Im Rahmen eines Contractual Trust Arrangement (CTA) haben wir Vermögenswerte und Sicherheiten an den Treuhänder zur Absicherung von Pensions- und Altersteilzeitverpflichtungen gegeben. Gemäß § 8 a AltTZG müssen Wertguthaben, die das Dreifache des Regelarbeitsentgelts einschließlich des darauf entfallenen Arbeitgeberanteils am Gesamtsozialversicherungsbeitrag übersteigen, durch den Arbeitgeber gegen das Risiko der Zahlungsunfähigkeit abgesichert werden. Bilanzielle Rückstellungen sowie zwischen Konzernunternehmen begründete Einstandspflichten gelten nicht als geeignete Sicherungsmittel.

Sonstige Verbindlichkeiten

in Mio €	2006	2005
Erhaltene Prämien für noch nicht fällige		
Optionsgeschäfte	8129	6046
Verbindlichkeiten aus Wertpapier-Short-Positionen	10154	5245
Verpflichtungen aus Schuldübernahmen	1513	1492
Bewertungsausgleichsposten aus Handelsbeständen	242	762
Verbindlichkeiten aus Zuschüssen an und Verlust-		
übernahmen von Tochtergesellschaften	230	415
Ausgleichsposten für Swapgeschäfte und gebundene		
Währungspositionen	105	134
Fusionsbedingte Zeitwertdifferenzen		
aus VuW AG-Portfolios	94	132
Noch nicht fällige Zinsen auf Genussrechtskapital	41	50

Passive Rechnungsabgrenzungsposten

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 160 Mio €.

Angaben zur Bilanz Fortsetzung

Rückstellungen
In der Position andere Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

in Mio €	2006	2005
Rückstellungen im Kreditgeschäft	248	321
Rückstellungen für drohende Verluste		
aus schwebenden Geschäften	177	147
Rückstellungen für ungewisse Verbindlichkeiten	1 163	956
darunter:		
Prämienzahlungen für Sparverträge	22	26
Jubiläumszahlungen	79	79
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	59	73
Zahlungen an Mitarbeiter	424	349
Rückstellungen für Restrukturierung	235	364
Andere Rückstellungen insgesamt	**1 823**	**1 788**

Nachrangige Verbindlichkeiten
In dieser Position sind anteilige Zinsen in Höhe von 27 Mio € enthalten. Im Jahr 2006 sind Zinsaufwendungen von 459 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

Genussrechtskapital
Das begebene Genussrechtskapital setzt sich aus den folgenden Emissionen zusammen:

EMITTENT	WKN	EMISSIONS-JAHR	ART	NOMINAL-BETRAG	ZINSSATZ	FÄLLIGKEIT
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Inhaber-Genussscheine	409	6,75	2007
2 Bayerische Hypo- und Vereinsbank AG	788119	2001	Inhaber-Genussscheine	100	6,30	2011
3 Bayerische Hypo- und Vereinsbank AG	HV0CLA	2004	Inhaber-Genussscheine	10	6,78	2010
4 Bayerische Hypo- und Vereinsbank AG	HV0CLB	2004	Inhaber-Genussscheine	10	6,90	2011
5 Bayerische Hypo- und Vereinsbank AG	HV0CLL	2004	Inhaber-Genussscheine	10	7,08	2010
6 Bayerische Hypo- und Vereinsbank AG	HV0CLP	2004	Inhaber-Genussscheine	10	7,20	2010
7 Bayerische Hypo- und Vereinsbank AG	HV0CLQ	2004	Inhaber-Genussscheine	10	7,20	2010
8 Bayerische Hypo- und Vereinsbank AG	HV0CLC	2004	Inhaber-Genussscheine	8	6,90	2011
9 Bayerische Hypo- und Vereinsbank AG	HV0CLD	2004	Inhaber-Genussscheine	6	6,90	2011
10 Bayerische Hypo- und Vereinsbank AG	HV0CLF	2004	Inhaber-Genussscheine	5	6,90	2011
11 Bayerische Hypo- und Vereinsbank AG	HV0CLG	2004	Inhaber-Genussscheine	5	6,90	2011
12 Bayerische Hypo- und Vereinsbank AG	HV0CLH	2004	Inhaber-Genussscheine	5	6,93	2011
13 Bayerische Hypo- und Vereinsbank AG	HV0CLJ	2004	Inhaber-Genussscheine	5	6,93	2011
14 Bayerische Hypo- und Vereinsbank AG	HV0CLK	2004	Inhaber-Genussscheine	5	6,98	2011
15 Bayerische Hypo- und Vereinsbank AG	HV0CLM	2004	Inhaber-Genussscheine	5	7,08	2010
16 Bayerische Hypo- und Vereinsbank AG	HV0CLN	2004	Inhaber-Genussscheine	5	7,08	2010
17 Bayerische Hypo- und Vereinsbank AG	HV0CLR	2004	Inhaber-Genussscheine	5	6,93	2011
18 Bayerische Hypo- und Vereinsbank AG	HV0CLE	2004	Inhaber-Genussscheine	1	6,90	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf. Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine. Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Die Genussscheine Nr. 1 sowie Nr. 2 bis Nr. 18 stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

Eigenkapital und Anteilsbesitzliste

Entwicklung des bilanziellen Eigenkapitals

	in Mio €	in Mio €
Gezeichnetes Kapital		
Stand 1.1.2006	2252	
Stand 31.12.2006		2252
Kapitalrücklage		
Stand 1.1.2006	8886	
Stand 31.12.2006		8886
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1.1.2006	—	
Stand 31.12.2006		—
Rücklage für eigene Anteile		
Stand 1.1.2006	2	
Auflösung der Rücklagen für eigene Anteile	–1	
Stand 31.12.2006		1
Andere Gewinnrücklagen		
Stand 1.1.2006	800	
Einstellungen aus dem Jahresüberschuss	621	
Stand 31.12.2006		1422
Bilanzgewinn		
Stand 1.1.2006	—	
Jahresüberschuss	1242	
Auflösung der Rücklagen für eigene Anteile	1	
Einstellungen aus dem Jahresüberschuss		
in die anderen Gewinnrücklagen	–621	
Stand 31.12.2006		622
Eigenkapital Stand 31.12.2006		13182

Genehmigtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2006 in Mio €
2004	29.4.2009	990	990

Der von der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde am 18. Dezember 2006 in das Handelsregister eingetragen.

Bedingtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2006 in Mio €
2003	14.5.2008	375	375

Anteile am Grundkapital der HVB AG über 5%

in %	2006	2005
UniCredito Italiano S.p.A.	93,9[1]	93,9

1 Gemäß WpHG – Meldung vom 22. November 2005

Die UniCredito Italiano S.p.A. hat am 23. Januar 2007 mitgeteilt, dass sie 95% des Grundkapitals der HVB AG hält und beabsichtigt, ein Squeeze-out-Verfahren einzuleiten.

Die HVB AG ist gemäß §271 Abs. 2 HGB ein mit der UniCredito Italiano S.p.A., Genua (UniCredit) verbundenes Unternehmen und wird in den Konzernabschluss der UniCredit einbezogen. Dieser ist bei der UniCredito Italiano S.p.A., via Dante 1, Genua erhältlich.

Anteilsbesitzliste gemäß §285 Nr. 11 und 11 a HGB
Wir haben von der Regelung des §287 HGB Gebrauch gemacht. Die gesonderte, vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs ist beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvb.com/anteilsbesitzliste abgerufen werden.

Angaben zur Gewinn- und Verlustrechnung

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

Dienstleistungsgeschäfte gegenüber Dritten

Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

Geographische Aufteilung der Erträge

Die
- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften

verteilen sich regional wie folgt:

in Mio €	2006	2005
Deutschland	12808	12383
Übriges Europa	1604	1230
Amerika	635	507
Asien	452	374

Aufgliederung der sonstigen betrieblichen Erträge und Aufwendungen

Die sonstigen betrieblichen Aufwendungen enthalten unter anderem
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen (120 Mio €),
- Aufwendungen für Mietgarantien (70 Mio €),
- Abschreibungen auf sonstige Vermögensgegenstände sowie
- Aufwendungen für die Betriebsgemeinschaft und das Personal.

Außerdem sind in den sonstigen betrieblichen Erträgen im Wesentlichen Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft (90 Mio €) sowie weiterberechnete Personal- und Sachkosten enthalten.

Steuern vom Einkommen und vom Ertrag

Die Steuern vom Einkommen und vom Ertrag entfallen in vollem Umfang auf das Ergebnis der gewöhnlichen Geschäftstätigkeit.

Jahresüberschuss

Die HVB AG erzielte 2006 einen Jahresüberschuss in Höhe von 1242 Mio €. Die Verwendung des Jahresüberschusses haben wir mit 621 Mio € für die Einstellung in die anderen Gewinnrücklagen vorgesehen. Aus der in 2005 gebildeten Rücklage für eigene Anteile haben wir 1 Mio € entnommen. Der Hauptversammlung im Juni 2007 schlagen wir vor zu beschließen aus dem verbleibenden Bilanzgewinn (622 Mio €) eine Dividende in Höhe von 301 Mio € auszuschütten sowie eine weitere Einstellung in andere Gewinnrücklagen in Höhe von 321 Mio € vorzunehmen. Die Ausschüttung beläuft sich auf 0,40 € je Stammaktie und je Vorzugsaktie (300 Mio €) sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie (1 Mio €).

Sonstige Angaben

Haftungsverhältnisse und sonstige finanzielle Verpflichtungen
Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 30414 Mio € setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2006	2005
Kreditbürgschaften	10900	9186
Erfüllungsgarantien und Gewährleistungen	16781	19419
Außenhandelsbezogene Bürgschaften (Akkreditive)	2733	2836

Die unwiderruflichen Kreditzusagen in Höhe von 38475 Mio € beziehen sich im Einzelnen auf:

in Mio €	2006	2005
Buchkredite	34644	31707
Hypotheken- und Kommunaldarlehen	1161	1054
Avalkredite	2600	2390
Wechselkredite	70	137

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf 312 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von 12503 Mio € als Sicherheit für Geschäfte an der Terminbörse Eurex Frankfurt AG, Frankfurt am Main sowie gegenüber Clearingstellen (Clearstream Banking S. A., Luxembourg und Clearstream Banking AG, Frankfurt am Main) verpfändet.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2006 auf 549 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 22 Abs. 3 und § 24 GmbHG bestanden bei 3 Gesellschaften mit beschränkter Haftung in Höhe von 1 Mio €.

Gemäß § 26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2006 eine anteilige Nachschusspflicht in Höhe von 45 Mio € und bei der CMP Fonds I GmbH in Höhe von 8 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an 4 Personengesellschaften.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Honorierung des Abschlussprüfers
Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2006	2005
Honorar für		
die Abschlusssprüfung	7	7
sonstige Bestätigungs- oder Bewertungsleistungen	1	1
Steuerberatungsleistungen	—	—
sonstige Leistungen	3	3

Patronatserklärungen

Für die folgenden Gesellschaften trägt die HVB AG abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg
mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Wien
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

1 Die Gesellschaft gibt in ihrem Geschäftsbericht für die direktanlage.at AG, Salzburg, eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2006 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden oder werden, werden von früher abgegebenen Patronatserklärungen nicht mehr erfasst.

Für die
- Bank Austria Creditanstalt Aktiengesellschaft, Wien, die am 9. Januar 2007 sowie
- die AS UniCredit Bank, Riga (vormals HVB Bank Latvia AS, Riga), die am 10. Januar 2007 aus der HVB Group ausgeschieden sind und
- für die Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, für die die Übertragung deren Aktien Ende des ersten Quartals 2007 erwartet wird, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group zu dem jeweils genannten Datum begründet wurden oder werden, werden von früher abgegebenen Patronatserklärungen nicht mehr erfasst.

Bankaufsichtsrechtliche Eigenmittel

Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 18317 Mio €.

Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 17912 Mio €.

Derivative Finanzinstrumente

Ausführliche Angaben zu unseren derivativen Finanzinstrumenten mit detaillierten Aufgliederungen des Nominalvolumens, der Marktwerte und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Sonstige Angaben Fortsetzung

Mitarbeiter

Der durchschnittliche Personalstand beträgt:

in Mio €	2006	2005
Mitarbeiter (ohne Auszubildende)	19487	20343
davon: Vollzeitbeschäftigte	15401	16223
Teilzeitbeschäftigte	4086	4120
Auszubildende	1151	1077

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild

in %	MITARBEITERINNEN (OHNE AUSZUBILDENDE)	MITARBEITER (OHNE AUSZUBILDENDE)	2006 INSGESAMT	2005 INSGESAMT
Betriebszugehörigkeit				
25 Jahre und darüber	13,5	19,1	16,0	15,9
15 bis unter 25 Jahre	26,5	21,7	24,4	21,0
10 bis unter 15 Jahre	20,0	14,9	17,7	19,9
5 bis unter 10 Jahre	17,4	17,7	17,5	18,1
unter 5 Jahren	22,6	26,6	24,4	25,1

Organbezüge

in Mio €	2006	2005
Mitglieder des Vorstands	10	16
Mitglieder des Aufsichtsrats	1	1
Frühere Mitglieder des Vorstands und deren Hinterbliebene	11	12

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2006 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß §6a EStG ermittelten Teilwertes von 92 Mio € (2005: 90 Mio €).

Organkredite

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse wie folgt dar:

in Mio €	2006	2005
Mitglieder des Vorstands	5	1
Mitglieder des Aufsichtsrats	1	1

ORGANE

Aufsichtsrat

Alessandro Profumo
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf
seit 9. 3. 2006

Sergio Ermotti
seit 22. 8. 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley
seit 1. 1. 2007

Anton Hofer
bis 31. 12. 2006

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
bis 8. 3. 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
bis 21. 8. 2006

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
bis 31. 8. 2006

Willibald Cernko
seit 23. 2. 2006

Jan-Christian Dreesen
bis 9. 2. 2006

Rolf Friedhofen

Heinz Laber

Dr. Stefan Schmittmann
(bis 11. 9. 2006 stellv.)

Ronald Seilheimer

Matthias Sohler

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese

Andreas Wölfer

Verzeichnis der Mitglieder der Organe sowie deren Mandate[1]

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Alessandro Profumo Chief Executive Officer der UniCredito Italiano S.p.A., Mailand, Vorsitzender	Deutsche Börse AG, Frankfurt	Bank Austria Creditanstalt Aktiengesellschaft, Wien (Vorsitzender)[2], UniCredit Banca Mobiliare S.p.A. (UBM), Mailand (Vorsitzender)[2], UniCredit Banca S.p.A., Bologna[2], UniCredit Banca d'Impresa S.p.A., Verona[2], UniCredit Private Banking S.p.A., Turin[2], Mediobanca, Mailand
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Haar-Salmdorf, stellv. Vorsitzender		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Lothar Meyer Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Bergisch Gladbach, stellv. Vorsitzender	DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[2], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[2], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[2], Victoria Krankenversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Lebensversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Versicherung AG, Düsseldorf (Vorsitzender)[2], ERGO International AG, Düsseldorf (Vorsitzender)[2]	
Aldo Bulgarelli Rechtsanwalt, Verona		
Beate Dura-Kempf Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf, seit 9. 3. 2006		
Sergio Ermotti Head of Markets & Investment Banking, Mitglied des Management Committee der UniCredito Italiano S.p.A., Collina d'Oro, seit 22. 8. 2006		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], UniCredit Banca Mobiliare S.p.A. (UBM), Mailand[2]
Paolo Fiorentino Head of Global Banking Services Division, Mitglied des Management Committee der UniCredito Italiano S.p.A.		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Bank Pekao SA, Polen, Warschau (stv. Vorsitzender)[2], I-Faber S.p.A., UniCredit Banca S.p.A., Bologna[2], UniCredit Global Information Service S.p.A., Mailand[2], UniCredit Private Banking S.p.A., Turin[2], UniCredit Produzioni Accentrate S.p.A., Mailand (Vorsitzender)[2], UniCredit Real Estate S.p.A., Mailand[2]

1 Stand: 31. 1. 2007
2 Konzernmandat

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Dario Frigerio Head of Private Banking and Asset Management Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Pioneer Global Asset Management S.p.A., Mailand[2], UniCredit Private Banking S.p.A., Turin[2], Pioneer Investment Management Ltd., Dublin[2], Pioneer Investment Management SGRp.A., Mailand[2], Pioneer Alternative Investment Management, Dublin[2], Pioneer Investment Management USA Inc., Boston[2], Capital Italia Luxembourg SICAV
Klaus Grünewald Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V., Gröbenzell	Fiducia IT AG, Karlsruhe	
Günter Guderley Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Goldbach, seit 1. 1. 2007		
Anton Hofer Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg		
Friedrich Koch Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim		
Hans-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München		
Ranieri de Marchis Chief Financial Officer, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		UniCredit Real Estate S.p.A., Mailand[2] bis 30. 10. 2006, Koç Finansal Hizmetler AS, Istanbul[2], Yapi Kredi Bankasi AS, Istanbul[2], Bank BPH S.A., Warschau seit 6. 6. 2006
Herbert Munker Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Leinburg, bis 8. 3. 2006		Pensionskasse der HypoVereinsbank, München
Roberto Nicastro Head of Retail Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], UniCredit Clarima Banca S.p.A., Mailand[2], CreditRas Assicurazioni S.p.A., Mailand[2], CreditRas Vita S.p.A., Mailand[2], UniCredit Banca S.p.A., Bologna[2]

1 Stand: 31. 1. 2007
2 Konzernmandat

Verzeichnis der Mitglieder der Organe sowie deren Mandate[1] Fortsetzung

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Vittorio Ogliengo Head of Corporate Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Parma		UniCredit Banca d'Impresa S.p.A., Verona[2], LOCAT S.p.A., Bologna[2]
Carlo Salvatori Bis 11. 1. 2006 Vorsitzender und bis 2. 8. 2006 Mitglied des Board of Directors der UniCredito Italiano S.p.A., seit 30. 6. 2006 Managing Director of Unipol Assicurazioni, Parma, bis 21. 8. 2006		Mediobanca, Mailand (stv. Vorsitzender)[2], R.A.S. – Riunione Adriatica di Sicurtà, Mailand, Enia, Parma
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschaftsforschung, Gauting	Thüga AG, München	
Maria-Magdalena Stadler Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Pullach		
Ursula Titze Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Neusäß		
Jens-Uwe Wächter Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten		
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld		

1 Stand: 31. 1. 2007
2 Konzernmandat

Vorstand

NAME	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Johann Berger bis 31. 8. 2006	Bavaria Film GmbH, München, bis 31. 12. 2006	Bavaria Filmkunst GmbH, München, bis 31. 12. 2006
Willibald Cernko seit 23. 2. 2006	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München (Vorsitzender)[2], PlanetHome AG, München (Vorsitzender)[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München (Vorsitzender)[2]	Asset Management GmbH, Wien (Vorsitzender)[2], Bank Austria Creditanstalt Finanzservice GmbH, Wien (Vorsitzender)[2], Bank Austria Creditanstalt Leasing GmbH, Wien (stellv. Vorsitzender)[2], Bank Austria Creditanstalt Versicherung AG, Wien (stellv. Vorsitzender), Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, Bankprivat AG, Wien (Vorsitzender)[2], Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, EBPP Electronic Bill Presentment and Payment GmbH, Wien (stellv. Vorsitzender), Notartreuhandbank AG, Wien (stellv. Vorsitzender), Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Wien, Schoellerbank Aktiengesellschaft, Wien (Vorsitzender)[2], Stahl Judenburg GmbH, Judenburg, Union Versicherungs-Aktiengesellschaft, Wien (stellv. Vorsitzender), Visa-Service Kreditkarten Aktiengesellschaft, Wien[2]
Jan-Christian Dreesen bis 9. 2. 2006		
Rolf Friedhofen	Financial Markets Service Bank GmbH, München (stellv. Vorsitzender)[2], HVB Immobilien AG, München (Vorsitzender)[2], HVB Information Services GmbH, München (stellv. Vorsitzender)[2], HVB Pensionsfonds AG, München[2]	HVB Profil Gesellschaft für Personalmanagement mbH, München (stellv. Vorsitzender)[2]
Heinz Laber	BodeHewitt Beteiligungs AG, Grünwald (Vorsitzender)[2], HVB Pensionsfonds AG, München (stellv. Vorsitzender)[2]	BVV Versicherungsverein des Bankgewerbes a.G., Berlin, ESMT European School of Management and Technology GmbH, Berlin, HVB Profil Gesellschaft für Personalmanagement mbH, München (Vorsitzender)[2], HVB Secur GmbH, München[2], Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München[2]
Dr. Stefan Schmittmann (bis 11. 9. 2006 stellv.)	Deutsche Schiffsbank AG, Bremen/Hamburg (stellv. Vorsitzender), Schaltbau Holding AG, München, Verlagsgruppe Weltbild GmbH, Augsburg	Bayerische Landesanstalt für Aufbaufinanzierung (LfA), München

1 Stand: 31. 1. 2007
2 Konzernmandat

Verzeichnis der Mitglieder der Organe sowie deren Mandate[1] Fortsetzung

Vorstand

NAME	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Ronald Seilheimer	Chemie Pensionsfonds AG, München[2], HVB Capital Partners AG, München (Vorsitzender)[2], HVB Payments & Services GmbH, München (stellv. Vorsitzender)[2] bis 31.12. 2006, HVB Pensionsfonds AG, München (Vorsitzender)[2]	CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien[2], HVB Banque Luxembourg Société Anonyme, Luxemburg[2], HVB Consult GmbH, München (Vorsitzender)[2], HVB Principal Equity GmbH, München (Vorsitzender)[2], Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München (Vorsitzender)[2]
Matthias Sohler	DAB Bank AG, München (stellv. Vorsitzender)[2], Financial Markets Service Bank GmbH, München (Vorsitzender)[2], HVB Immobilien AG, München (stellv. Vorsitzender)[2], HVB Information Services GmbH, München (Vorsitzender)[2], HVB Payments & Services GmbH, München (Vorsitzender)[2], bis 31.12. 2006	HVB Secur GmbH, München (Vorsitzender)[2]
Dr. Wolfgang Sprißler Sprecher	ThyssenKrupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg, HVB Banque Luxembourg Société Anonyme, Luxemburg (Präsident)[2]
Andrea Umberto Varese	HVB Immobilien AG, München[2]	Liquiditäts-Konsortialbank GmbH, Frankfurt/Main, Locat Croatia, Zagreb, Locat Russia, Moskau, Pekao Leasing, Warschau (President)
Andreas Wölfer	DAB Bank AG, München (Vorsitzender)[2], NordInvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2]	Asset Management GmbH, Wien[2], HVB Banque Luxembourg Société Anonyme, Luxemburg (stellv. Vorsitzender)[2], HVB Capital Management, Inc., New York (Vorsitzender)[2]

1 Stand: 31.1.2007
2 Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

NAME	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSGREMIEN VON GROSSEN KAPITALGESELLSCHAFTEN
Dr. Wolfgang Bassermann (bis 31.12.2006)	Dermapharm AG, Grünwald
Tiziana Bernardi	HVB Payments & Services GmbH (bis 31.12.2006), München[2]
Alexander Boldyreff	Bankhaus Neelmeyer AG, Bremen (Vorsitzender)[2]
Lutz Diederichs	Köhler & Krenzer Fashion AG, Ehrenberg
Dr. Peter Ermann	Bankhaus Neelmeyer AG, Bremen[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2]
Henning Giesecke	Rothenberger AG, Kelkheim
Matthias Glückert	Oechsler AG, Ansbach
Klaus Greger	HVB Payments & Services GmbH (bis 31.12.2006), München[2]
Dr. Rainer Krütten	Internationales Immobilien-Institut GmbH, München[2]
Raimund Meilner	Bankhaus Neelmeyer AG, Bremen[2]
Virginio Meli	Financial Markets Service Bank GmbH, München[2]
Michael Papenfuß (bis 31.12.2006)	Beate Uhse AG, Flensburg
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main
Dr. Peter Stopfer	Chemie Pensionsfonds AG, München[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, München[2]
Stephan Winkelmeier	HVB Immobilien AG, München[2]

1 Stand: 31.1.2007
2 Konzernmandat

Angaben zum Hypothekenbankgeschäft

Deckungsrechnung

in Mio €	2006	2005
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	—	—
2. Forderungen an Kunden		
Hypothekendarlehen	46 829	52 287
Weitere Deckungswerte[1]		
1. Andere Forderungen an Kreditinstitute	700	1 000
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 107	950
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**48 636**	**54 237**
Summe der deckungspflichtigen Hypothekenpfandbriefe	42 175	48 165
Überdeckung	**6 461**	**6 072**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	459	524
Hypothekendarlehen	—	—
Kommunalkredite	459	524
2. Forderungen an Kunden	11 522	12 819
darunter:		
Hypothekendarlehen	1 363	1 622
Kommunalkredite	9 766	10 505
3. Schuldverschreibungen und andere festverzinsliche Wertpapiere	487	1 709
Weitere Deckungswerte[2]		
Andere Forderungen an Kreditinstitute	50	50
Zwischensumme	**12 518**	**15 102**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	7 014	8 910
Überdeckung	**5 504**	**6 192**

1 Gemäß § 19 Abs. 1 PfandBG.
2 Gemäß § 20 Abs. 2 PfandBG.

Im Umlauf befindliche Pfandbriefe und dafür verwendete Deckungswerte

in Mio €	NOMINAL 2006	NOMINAL 2005	BARWERT 2006	BARWERT 2005	RISIKOBARWERT 2006	RISIKOBARWERT 2005
1. Hypothekenpfandbriefe						
Deckungswerte[1]	48636	54237	50519	58110	52037	56387
davon: Derivate	—	—	—	—	—	—
Hypothekenpfandbriefe	42175	48165	43635	51496	45221	49980
Überdeckung	**6461**	**6072**	**6884**	**6614**	**6816**	**6407**
2. Öffentliche Pfandbriefe						
Deckungswerte[2]	12518	15102	13052	16140	12663	15672
davon: Derivate	—	—	—	—	—	—
Hypothekenpfandbriefe	7014	8910	7382	9710	7064	9351
Überdeckung	**5504**	**6192**	**5670**	**6430**	**5599**	**6321**

1 Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG.
2 Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG.

Laufzeitstruktur der im Umlauf befindlichen Pfandbriefe sowie Zinsbindungsfristen der entsprechenden Deckungswerte

in Mio €	DECKUNGSWERTE 2006	DECKUNGSWERTE 2005	PFANDBRIEFE 2006	PFANDBRIEFE 2005
1. Hypothekenpfandbriefe[1]				
bis zu 1 Jahr	11361	11772	8379	12670
mehr als 1 Jahr bis 5 Jahre	24894	28096	17825	20620
mehr als 5 Jahre bis 10 Jahre	10557	12624	13942	13785
mehr als 10 Jahre	1824	1745	2029	1090
	48636	**54237**	**42175**	**48165**
2. Öffentliche Pfandbriefe[2]				
bis zu 1 Jahr	4072	4775	402	2737
mehr als 1 Jahr bis 5 Jahre	4981	6805	3138	2623
mehr als 5 Jahre bis 10 Jahre	2439	2574	2209	2118
mehr als 10 Jahre	1026	948	1264	1432
	12518	**15102**	**7013**	**8910**

1 Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.
2 Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen

in Mio €	2006	2005
Hypothekendeckungswerte		
bis einschließlich € 300000,–	29522	32584
mehr als € 300 000,–		
bis einschließlich € 5000000,–	12458	14055
mehr als € 5000000,–	4849	5648
	46829	**52287**

Angaben zum Hypothekenbankgeschäft Fortsetzung

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, sowie nach Nutzungsart

	HYPOTHEKENDECKUNGSWERTE			
	WOHNZWECKEN DIENEND		GEWERBLICH GENUTZTE GRUNDSTÜCKE	
in Mio €	2006	2005	2006	2005
1. Deutschland				
Wohnungen	11796	13208	—	—
Einfamilienhäuser	12269	13519	—	—
Mehrfamilienhäuser	10150	11240	—	—
Bürogebäude	—	—	4864	5526
Handelsgebäude	—	—	3858	4233
Industriegebäude	—	—	872	987
Sonstige gewerblich genutzte Gebäude	—	—	938	1137
Unfertige, noch nicht ertragsfähige Neubauten	1069	1119	883	1158
Bauplätze	48	61	51	67
	35332	**39147**	**11466**	**13108**
2. Frankreich/Monaco				
Wohnungen	—	—	—	—
Einfamilienhäuser	3	4	—	—
Mehrfamilienhäuser	1	1	—	—
Bürogebäude	—	—	6	5
Unfertige, noch nicht ertragsfähige Neubauten	—	—	—	—
	4	**5**	**6**	**5**
3. Italien/San Marino				
Wohnungen	1	—	—	—
Einfamilienhäuser	1	1	—	—
Mehrfamilienhäuser	—	1	—	—
	2	**2**	**—**	**—**
4. Luxemburg				
Bürogebäude	—	—	4	4
	—	**—**	**4**	**4**
5. Niederlande				
Bürogebäude	—	—	13	13
	—	**—**	**13**	**13**
6. Österreich				
Wohnungen	1	1	—	—
Einfamilienhäuser	—	—	—	—
Mehrfamilienhäuser	—	—	—	—
	1	**1**	**—**	**—**
7. Spanien				
Wohnungen	—	2	—	—
Einfamilienhäuser	1	—	—	—
Unfertige, noch nicht ertragsfähige Neubauten	—	—	—	—
	1	**2**	**—**	**—**
	35340	**39157**	**11489**	**13130**

Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen nach Art des Schuldners bzw. der gewährleistenden Stelle und deren Sitzland

	DECKUNGSWERTE	
in Mio €	2006	2005
1. Deutschland		
Staat	309	327
Regionale Gebietskörperschaften	3286	4483
Öffentliche Gebietskörperschaften	5546	6393
Sonstige	2673	3283
	11814	**14486**
2. Europa[1]		
Sonstige	—	—
	—	**—**
3. Griechenland		
Staat	236	436
Sonstige	43	59
	279	**495**
4. Italien		
Regionale Gebietskörperschaften	20	20
	20	**20**
5. Österreich		
Staat	210	10
	210	**10**
6. Spanien		
Regionale Gebietskörperschaften	20	20
Öffentliche Gebietskörperschaften	50	21
Sonstige	75	—
	145	**41**
	12468	**15052**

1 Europäische Gemeinschaft für Kohle und Stahl.

Rückständige Leistungen

Die rückständigen Leistungen bei Hypothekenforderungen bzw. öffentlichen Forderungen aus Fälligkeiten vom 1. Oktober 2005 bis 30. September 2006 verteilen sich auf:

	DECKUNGSWERTE	
in Mio €	2006	2005
1. Rückständige Leistungen auf Hypothekenforderungen		
Deutschland	32	52
Frankreich	—	—
	32	**52**
2. Rückständige Leistungen auf öffentliche Forderungen		
Deutschland		
Regionale Gebietskörperschaften[1]	4	2
Sonstige[1]	9	9
	13	**11**

1 Öffentlich verbürgte Forderungen.

Angaben zum Hypothekenbankgeschäft Fortsetzung

Rückzahlungen und Zwangsmaßnahmen

in Mio €		HIERVON ENTFALLEN AUF GEWERBLICH GENUTZT 2006	HIERVON ENTFALLEN AUF WOHNZWECKEN DIENEND 2006
1. Rückzahlungen			
durch Amortisation		1 000	2 943
in sonstiger Weise		670	845
		1 670	**3 788**
(Vergleichswerte 2005		353	929)
2. Zwangsmaßnahmen	ANZAHL DER FÄLLE		
a) am 31.12.2006 anhängige			
Zwangsversteigerungsverfahren	938	61	877
Zwangsverwaltungsverfahren	62	21	41
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	702	83	619
	1 702	**165**	**1 537**
(Vergleichswerte 2005	2 788	287	2 501)
b) in 2006 durchgeführte Zwangsversteigerungsverfahren	**1 849**	**118**	**1 731**
(Vergleichswerte 2005	2 571	220	2 351)
3. Eingesteigerte bzw. übernommene Objekte			
Im Berichtsjahr hat die Pfandbriefbank keine Grundstücke zur Verhütung von Verlusten an Hypotheken übernehmen müssen.			

Zinsrückstände

Die rückständigen Zinsen auf Hypothekendeckungswerte aus Fälligkeiten vom 1. Oktober 2005 bis 30. September 2006 beliefen sich auf 9 Mio €. Die Rückstände verteilen sich auf:

in Mio €	2006	2005
Gewerblich genutzte Grundstücke	2	4
Wohnzwecken dienende Grundstücke	7	10

Der vorliegende Jahresabschluss wurde am 20. März 2007 aufgestellt.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Cernko Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss – bestehend aus Bilanz-, Gewinn- und Verlustrechnung sowie Anhang – unter Einbeziehung der Buchführung und den Lagebericht der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2006 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnissen entspricht der Jahresabschluss den gesetzlichen Vorschriften und vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss, vermittelt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 20. März 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker	Pukropski
Wirtschaftsprüfer	Wirtschaftsprüfer

Finanzkalender

TERMINE 2007

Veröffentlichung des Jahresabschlusses 2006	22. März 2007
Hauptversammlung	26. (27.) Juni 2007[1]
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2007	Erscheinungstermin: 9. Mai 2007
Zwischenbericht zum 30. Juni 2007	Erscheinungstermin: 3. August 2007
Zwischenbericht zum 30. September 2007	Erscheinungstermin: 13. November 2007

1 Die Hauptversammlung wird für den 26 Juni 2007 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 27. Juni 2007 einberufen.

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht
Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Dieses Papier ist hergestellt aus chlorfrei gebleichten Zellstoffen und unter Einsatz säurefreier Rohstoffe.
Alterungsbeständig nach ISO 9706.

HypoVereinsbank

Member of UniCredit Group

HypoVereinsbank

Member of UniCredit Group

Bayerische Hypo- und Vereinsbank AG

2006 Annual Report

Published by:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: March 20, 2007
Publication date: April 4, 2007

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000. For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as €6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Printed in Germany

Contents

Business Situation and Trends

STRUCTURE AND BUSINESS OPERATIONS

Legal structure and organisational structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) was formed in 1998 through the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft.

HVB AG has been an affiliated company of UniCredito Italiano S.p.A., Genoa, (UniCredit) since November 2005.

On September 12, 2006, the Management Board and Supervisory Board of HVB AG agreed to transfer HVB AG's holdings in Bank Austria Creditanstalt AG.(BA-CA) and Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine) to UniCredit, its Closed Joint Stock Company International Moscow Bank (IMB) and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) subsidiaries to BA-CA, and the assets and liabilities of the HVB AG branches in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga). An Extraordinary Meeting of Shareholders of HVB AG held on October 25, 2006 approved the corresponding contracts with more than 99.4% of the votes cast in each case. The Management Board decided to complete the transactions on January 9, 2007. The gains on disposal from the transactions listed will be largely realised in the first quarter of 2007.

The ordinary shares of HVB AG are admitted to official trading on all German stock exchanges, as well as on the Vienna Stock Exchange, Euronext in Paris and the SWX Swiss Exchange. On January 23, 2007, the Board of Directors of UniCredit (the majority shareholder of HVB AG) decided to start a squeeze-out procedure with regard to HVB shares. When the annual financial statements were prepared, UniCredit held more than 95% of the capital stock.

Information pursuant to Section 289 (4), German Commercial Code, in conjunction with the German Takeover Directive Implementation Act

The subscribed capital of HVB AG totals €2,252,097,420.00 and is divided into

a) €2,208,436,620.00 shares of common bearer stock, broken down into 736,145,540 no par shares,
b) €43,660,800.00 non-voting shares of registered preferred stock, broken down into 14,553,600 no par shares.

The common bearer stock makes up 98.06% of capital stock and the preferred stock 1.94%.

The common stock consists of bearer or registered shares.

Shareholders holding shares of common bearer stock are entitled to attend the Annual General Meeting of Shareholders and exercise their voting rights subject to the conditions set out in Article 18 (2) of the Articles of Association. Each share of common stock is vested with one vote at the Annual General Meeting of Shareholders.

Each shareholder has the right to ask questions and speak at the Annual General Meeting of Shareholders, although the meeting chairman may limit the right to ask questions and speak as appropriate.

The shares of both common stock and preferred stock benefit from the equal disbursement of any profit distributions (dividend payment).

The preferred shares are non-voting and registered. They receive an advance share of profits of €0.064 per no par share, payable out of cumulative profit on a cumulative basis, as well as a further share in profits of the same amount as the shares of common stock. The claim to payment of the advance share of profits on a cumulative basis is granted to the holders of preferred stock as a separate right.

Shareholders holding shares of registered preferred stock are entitled to attend the Annual General Meeting of Shareholders subject to the conditions set out in Article 18 (1) of the Articles of Association.

In the event of a capital increase, the holders of common and preferred shares normally have a subscription right. The Management Board may exclude this subscription right if it is authorised to do so by a resolution adopted by the Annual General Meeting of Shareholders or by an amendment to the Articles of Association approved by the Annual General Meeting of Shareholders.

In addition, the holders of common and preferred shares enjoy the other rights granted by the German Stock Corporation Act.

Under Article 6 (2) of the Company's Articles of Association, the shares of registered preferred stock may only be transferred with the Company's approval. Compliant with Section 71 b) of the German Stock Corporation Act, treasury stock does not confer any rights to the Company. The Management Board is not aware of any restrictions regarding the exercise of voting rights or the transfer of shares that might arise from agreements between shareholders.

On November 22, 2005, UniCredito Italiano S.p.A., Genoa, informed the Company compliant with Section 21 of the German Securities Trading Act (WpHG) that it held 93.9% of the capital stock and 93.8% of the voting shares of common bearer stock in the Company, of which 0.001% indirectly, since November 17, 2005. UniCredit's ad-hoc announcement dated January 23, 2007 indicates that its interest in the capital stock of HVB AG had in the meantime risen to 95%.

The Company has not issued any shares that confer any special influence over the Company's executive bodies and hence any special control powers.

There is no distinction between control of voting rights and share with regard to employee holdings. Where Company employees have acquired Company shares, they can exercise their voting rights in the same way as any other shareholder: either in person or through a proxy.

The appointment and dismissal of members of the Management Board is based on the legal provisions set forth in Sections 84 and 85 of the German Stock Corporation Act. Under Section 179 of the German Stock Corporation Act, amendments to the Company's Articles of Association require a resolution from the Annual General Meeting of Shareholders. Such a resolution requires a majority of at least three quarters of the capital stock represented when the resolution is adopted. Article 21 (2) of the Company's Articles of Association confers to the Supervisory Board the authority to make amendments to the Articles of Association that only affect the wording but not the content (amendment of the wording).

A resolution adopted by the Annual General Meeting of Shareholders on April 29, 2004 authorises the Management Board to issue shares from the authorised capital increase (Section 202 et seq., German Stock Corporation Act) in accordance with Article 5 (2) of the Company's Articles of Association. Article 5 (2), 1 and 2 of the Company's Articles of Association is worded as follows: "The Management Board, with the consent of the Supervisory Board, is authorised until April 29, 2009 to increase the Company's share capital by issuing new shares in exchange for contributions in cash or kind, one or several times but in an aggregate volume of no more than 330,000,000 shares in a total par value of €990,000,000.00. Either only common shares or common shares and non-voting preferred stock vested with the same rights as the already existing non-voting preferred stock may be issued."

The Management Board is hereby authorised, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders in the instances listed individually in Article 5 (2) of the Company's Articles of Association in accordance with the authorisation granted on April 29, 2004.

Moreover, a resolution adopted by the Annual General Meeting of Shareholders on May 14, 2003 authorises the Management Board until May 14, 2008 to issue equity warrant bonds, convertible bonds, dividend bonds, option certificates and convertible certificates with an option or conversion right and/or conversion obligation into shares of common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft or dividend bonds (with or without option or conversion right/obligation) compliant with Section 221 of the German Stock Corporation Act in euros or any other legal tender. The total nominal value or equivalent amount may not exceed an aggregate of €1,500,000,000.00. Under Article 5 (4) of the Company's Articles of Association, a conditional capital of €375 million is available to grant shares of common stock to the holders of bonds and certificates issued in accordance with the authorisation granted on May 14, 2003.

Furthermore, the Management Board is authorised compliant with Section 71 (1) No. 7 of the German Stock Corporation Act to buy and sell treasury stock for trading purposes by a resolution adopted at the Annual General Meeting of Shareholders held on May 23, 2006.

Moreover, the Company is permitted to buy treasury stock in the instances provided for in Section 71 (1) Nos. 1-5 of the German Stock Corporation Act.

There are no significant agreements at HVB AG that are subject to the condition of a change of control following a takeover offer.

No compensation agreements have been reached with members of the Management Board or employees in the event of a takeover offer.

In accordance with Section 171 (2) 2 of the German Stock Corporation Act as amended by the German Takeover Directive Implementation Act of July 8, 2006, the information pursuant to Section 289 (4) of the German Commercial Code is explained in the Report of the Supervisory Board in the 2006 Annual Report of HVB Group.

Business Situation and Trends continued

Business segments

As a result of the integration in the UniCredit Group, the activities of HVB AG have been restructured and divided into the following global divisions: Retail; Wealth Management; Corporates & Commercial Real Estate Finance; and Markets & Investment Banking. Also shown is a segment called "Other" that covers Global Business Services and Group Corporate Centre activities. The latter also contain the former RER segment and the newly defined SCP portfolio.

Main products, sales markets, competitive position and facilities

HVB AG is one of the major banks in Germany, with a strong presence in selected regions. HVB AG offers a comprehensive range of banking and financial products and services to private and corporate customers as well as public-sector customers. Our range extends from mortgage loans and banking services for consumers, private banking, business loans and foreign trade finance through to fund products, advisory and brokerage services, securities transactions and wealth management.

Following the transfer of the holdings of HVB AG in BA-CA and in other units in central and eastern Europe, an opportunity has arisen for further organic growth and for external acquisition-related growth on the German banking market. Moreover, there is the possibility of entering markets in other regions of Europe (notably Scandinavia and Benelux). The aim is also to significantly expand investment banking operations and become the centre of competence for investment banking within the entire UniCredit Group.

BA-CA will continue to have operating responsibility for business in central and eastern Europe (CEE). Consolidating the CEE activities will significantly enhance the footprint and service range of the UniCredit Group. HVB AG is consequently in a position to offer its customers even better access to this region, thus enabling them to benefit from the transactions.

A breakdown of our offices by region is provided in the section entitled "Offices" below.

Organisation of management and control

As the managing body of HVB AG, the Management Board provides the Supervisory Board with regular, timely and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business and the state of HVB AG, including the risk situation.

The Supervisory Board of HVB AG has 20 members and includes equal numbers of representatives of the shareholders and employees. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. To support its work, the Supervisory Board set up three committees in the year under review: the Remuneration & Nomination Committee, the Audit Committee and the Negotiating Committee.

HVB AG conducts risk monitoring and risk management on a group-wide basis. The monitoring systems are geared to identifying risks at an early stage. In 2006, controlling and risk management were combined under the area of responsibility of the Chief Risk Officer, who reported to the Audit Committee of the Supervisory Board on a regular basis. Please refer to the Risk Report for further details.

A list showing the names of all of the members of the Management Board and Supervisory Board of HVB AG is given in the section entitled "Executive boards" in the notes.

Basic features of the remuneration system

Structure of compensation paid to members of the Management Board

The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. The direct compensation has three components comprising fixed and variable elements: fixed compensation, variable compensation as a bonus featuring profit-related components (short-term incentive) and a long-term incentive.

The variable components are especially important as these are linked to the achievement of the targets agreed for the financial year and the targets in the strategic plan and can exceed the fixed salary. Competitive profit-related compensation and postponing payment to the near or far future as a result of participation in the long-term incentive plan of the UniCredit Group is intended to ensure that the management is bound to the company.

To ensure that the compensation for the responsibilities assumed by Management Board members is commensurate with market conditions, an external specialist performed a market survey on behalf of HVB AG which included similar companies. The compensation payable to members of the Management Board for 2006 was stipulated by the Remuneration & Nomination Committee taking account of this survey.

The fixed salary is equivalent to the level paid in similar companies. It is disbursed in 12 monthly amounts.

The bonus is a short-term incentive, the size of which depends on certain targets agreed at the beginning of the year with all members of the Management Board being met. In 2006, these targets were specified in detail in the course of the year after completion of the three-year planning. The targets are shown in scorecards and include team targets, core targets and integration targets.

The team target for all members of the Management Board is based on the results achieved by the HVB sub-group. Some Management Board members responsible for regional divisions also have a divisional target as an additional team target. The main emphasis is placed on what are known as core targets, i.e. especially significant targets from the Management Board members' own area of responsibility. The most important tasks arising during the process of integrating HVB AG into the UniCredit Group are covered by the integration targets.

Targets mainly relating to quantities, but also some quality targets, are agreed with the members of the Management Board. A relatively narrow range is defined for meeting the quantitative targets. If the lowest value of this range is not achieved, no points are awarded for the target. If the highest value is achieved, the Management Board member receives the highest number of points previously defined for this target. The Remuneration & Nomination Committee decides on the quality targets, taking into account the vote given for the target achievement by the head of the division or the function in which the Management Board member works.

The weighted total amount of points gained from each target results in the target achievement. A bonus is paid if a specified minimum number of points is achieved. Compliant with UniCredit's treatment of this issue, the maximum bonus will be defined as the reference value from 2007. This maximum bonus can be utilised whenever a total number of 120 points is achieved in the scorecard. This means that the bonus has a maximum upper limit and a correspondingly lower percentage of the maximum bonus will be disbursed in future if targets are fully met.

Each Management Board member takes part in the Stock Option & Performance Shares Plan of the UniCredit Group (long-term incentive plan of the UniCredit Group). This plan consists of two components. On the one hand, each Management Board member is granted a certain number of options which can be exercised if the beneficiary is still working for the UniCredit Group after four years (vesting). In 2006, the Management Board of HVB AG was granted a total of 508,633 stock options. Each option entitles the Management Board member to purchase a UniCredit share at a price which was fixed before the option was issued. The option may be exercised within a period of nine years after vesting.

On the other hand, each Management Board Member is promised a specific number of UniCredit shares (to be transferred free-of-charge) on condition that the relevant targets in UniCredit's strategic plan are met after three years have passed and the beneficiary is still working for the UniCredit Group. The Management Board of HVB AG received 195,333 performance shares in 2006. The targets were combined in baskets. There are baskets for the UniCredit Group and for each division. Each basket has five targets, of which three must have been met.

Members of the Management Board involved in operating activities receive the shares only if the division has achieved its target. They receive 50% of the shares if only the division has met its targets but 100% of the shares if the Group has also met its targets. The other Management Board members receive the shares if the Group has achieved its targets. HVB AG reimburses the cost of participating in the long-term incentive plan to UniCredit.

Exceptions have been made to the rules set out above for individual members of the Management Board, depending on their personal contractual arrangements. Please see the Compensation Report in the Annual Report of HVB Group for further details in this regard.

Compensation paid to members of the Management Board for positions on supervisory boards of Group companies is surrendered to HVB AG.

Information on the total amount of compensation paid to members of the Management Board is provided in the notes.

The Annual General Meeting of Shareholders of May 23, 2006 invoked what is referred to as the opt-out clause of the Act on the Disclosure of Management Board Remuneration and resolved that the remuneration received by Management Board members will not be disclosed on an individualised basis.

Business Situation and Trends continued

Besides direct remuneration, Management Board members have received pension commitments. Except for three members of the Management Board, the Management Board members take part in the fund-linked deferred compensation scheme (FDC) which is also available to the Bank's employees. HVB AG has fixed the contribution as 20% of the fixed salary and the short term incertive, subject to a cap of €200,000 per year. It has been agreed with the members of the Management Board that this amount of their pay would be converted, which means that, instead of a disbursed sum of money, the Management Board member receives a pension commitment to the same value from HVB AG. HVB AG credits the deferred compensation amounts to the Management Board member's capital account and invests them in a fund, currently the Pioneer Total Return Fund. HVB AG guarantees an annual return of 2.75%. A higher yield is initially used for allocation to a fluctuation reserve amounting to 10% of the separate funds for FDC. Any surplus return is credited to the Management Board member in due proportion. The fluctuation reserve is used to offset any actuarial losses. When the beneficiary becomes entitled to receive benefits the capital credit balance is converted into a pension for life. A commitment for a fixed amount was agreed with one member of the Management Board. Contributions will be paid to a pension fund for another member of the Management Board. HVB AG has not agreed a pension commitment with a further member of the Management Board.

In addition, there are commitments in the event of the termination of Management Board activities. If a contract is not extended for reasons for which the member of the Management Board is not responsible, a transitional allowance of at least one year's salary (fixed salary and bonus), but a maximum of three years' salary depending on the length of service, is usually paid; the maximum amount is paid after 20 years. The transitional allowance is limited to the annual salaries (fixed salary and bonus) still outstanding until the age of 62 in each case. In the event that his contract is not extended, one member of the Management Board will not receive any benefits from HVB AG on account of another contract he has in the corporate group; another can receive a retirement pension.

Compensation paid to members of the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Association of HVB AG. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €25,000 payable upon conclusion of the financial year and dividend-dependent compensation of €400 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €120,000 payable upon conclusion of the financial year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. According to this, the members of the Audit Committee receive annual compensation of €20,000 each for the 2006 financial year. The chairman of the committee receives twice this amount. Where they sit on the Management Committee of UniCredit, the members of the Supervisory Board surrender to UniCredit the compensation they receive for Supervisory Board work, as the performance of Supervisory Board functions at subsidiaries is considered a typical management duty.

Information on the amount of compensation paid to members of the Supervisory Board is provided in the notes.

Internal management

One of HVB AG's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering. The overriding goal of value creation in the sense of shareholder value can thus be transferred to the operating divisions.

Essentially, this concept requires a return from two capital resources. One is the regulatory (or used core) capital and the other risk capital, in other words the economic capital actually required to cover risks identified on the basis of internal models. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. In 2007, the dual steering will continue to be harmonised with the steering of the UniCredit Group. A detailed description of this issue is given in the Risk Report under the section entitled "Overall bank management".

ECONOMIC CONDITIONS

General economic trends in 2006

With year-on-year growth of nearly 5% in 2006, the global economy grew at around the same pace as in 2005. The engines of growth were the United States, with GDP up 3.5% in 2006, China, up 10.75%, and the emerging economies of Asia, up 7.0%. However, there was a slowdown during the year, primarily in the United States, in the wake of which GDP growth fell tangibly below the long-term average of 3.25%. The main reasons for this were the weaker fiscal stimuli, the continuing rise in the foreign trade deficit, a significant slowdown in the real estate sector and the serious problems encountered by the U.S. automotive industry. In contrast, Japan is in the midst of a prolonged period of growth. Driven by exports and business capital expenditures, GDP rose by approximately 2.0% in 2006 compared to the previous year.

The upturn in the euro area gained momentum during the past year. At 2.75%, gross domestic product (GDP) rose almost twice as rapidly as in 2005. In this context, the European economy benefited from external demand that remained strong coupled with lively domestic demand. This applies particularly to Germany, where capital spending was joined by private consumption as factors driving growth. For the first time in over a decade, Germany's GDP growth kept pace with the euro area as a whole. Turning now to the developments in detail:

- At an average of 2.5% in 2006, GDP growth in Germany was significantly higher than the 0.9% recorded in the previous year. This was the biggest rise since 2000, primarily driven by strong growth in capital expenditures by companies.
- German inflation stood at 1.8% after 1.9% in 2005. The year-on-year decline was largely due to the smaller increase in energy prices and in prices set by the government.
- Unemployment averaged 4.48 million in 2006 after 4.86 million in the previous year.
- The current account surplus totalled 4.4% of GDP following on from 4.0% in 2005, helping Germany retain its position as the world's biggest exporter.
- The public-sector deficit fell significantly, from 3.2% of GDP to 1.9%. Hence Germany met the requirements of the European Stability and Growth Pact for the first time in five years.
- Long-term interest rates rose again. At the end of 2006, yields on 10-year German government bonds were at 3.95% after 3.3% in 2005. The European Central Bank raised the refinancing rate from 2.25% at the outset of the year to 3.5% in December 2006.

Sector conditions

The German banking sector enjoyed a good year in 2006 in terms of loan portfolios and total deposits. This trend was driven by continued rapid growth in the global economy coupled with a German economy expanding more rapidly than at any time since 2000 and international financial markets performing strongly. The factors underpinning net interest income created a favourable environment overall for the profitability of German banks. On the lending side, the growth rate for loans in 2006 rose again in the banking sector for the first time since 2002, even if it was still very low compared with the rest of the euro area. The total number of loans and advances increased by around 1% in 2006, after decreasing by an average of 0.6% each year between 2002 and 2005. This can be attributed to high capital spending by German companies and the loans required to fund this investment. In contrast, there was only a slight increase in the demand for credit from private households.

Total deposits grew more rapidly, with the aggregate deposits of non-banks rising by 4.5% in 2006. As with loans and advances, the main factor behind this change was the improved financial situation of companies, which preferred term money to sight deposits in 2006.

The positive contribution to net interest income made by the growth in loan portfolios and total deposits in 2006 was tempered by further pressure on interest margins during the first half of the year. Whereas banks raised their deposit rates appreciably in response to the more restrictive monetary policy pursued by the European Central Bank, long-term credit interest rates initially continued their downward path in the first half of the year. This trend reversed in the second half to almost return to the previous year's level.

Net fees and commissions' contribution to the earnings situation of German banks benefited chiefly from the very friendly financial market environment in 2006. Greater activity on the capital market again resulted in much higher trading volumes on German stock exchanges in 2006. This development was reinforced by very strong demand from institutional investors. The DAX rose by over 20% year-on-year for the second time in a row, thus creating a very favourable environment for the funds business and trading profit of German banks.

Risk provisioning developed relatively well in 2006, at least as far as the corporate sector is concerned. There was a further decline in the number of company insolvencies, whilst personal bankruptcies continued to increase.

2006 income statement and important events in the 2006 financial year

In the 2006 financial year, HVB AG's income statement was again impacted by non-recurring effects which primarily affected items not included in the operating result. The operating result improved on the back of an increase in net interest income and a more than 50% reduction in risk provisioning. In the year under review, non-recurring effects arose which were not included in the operating result and, on balance, had a negative impact; these are reflected under other income less other expenses.

Hence non-recurring effects attributable to gains on the disposal of shareholdings failed to completely offset non-recurring losses arising from the absorption of losses and changes to valuation parameters, resulting in a net expense of €89 million for other income less other expenses.

INCOME STATEMENT

	2006	2005	CHANGE	
INCOME STATEMENT	€ millions	€ millions	€ millions	in %
Net interest income	3,929	3,682	247	6.7
Net commission income	1,464	1,395	69	4.9
Net income from financial operations	336	395	(59)	(14.9)
General administrative expenses	(3,375)	(3,364)	(11)	0.3
Personnel expense	(1,878)	(1,846)	(32)	1.7
Other administrative expenses[1]	(1,497)	(1,518)	21	(1.4)
Other operating income less other operating expenses	(106)	(127)	21	16.5
Operating result before provisions for losses on loans and advances	**2,248**	**1,981**	**267**	**13.5**
Provisions for losses on loans and advances	(762)	(1,018)	256	(25.1)
Operating result	**1,486**	**963**	**523**	**54.3**
Restructuring costs	—	(330)	330	(100.0)
Extraordinary expenses	—	(225)	225	(100.0)
Other income less other expenses	(89)	822	(911)	
Transfers to the special fund for general banking risks	—	(1)	1	(100.0)
Pre-tax income (loss)	**1,397**	**1,229**	**168**	**13.7**
Taxes	(155)	(236)	81	(34.3)
Net income (loss) for the year	**1,242**	**993**	**249**	**25.1**
Reversals of reserve for treasury stock	1	—	1	
Allocations to reserve for treasury stock	—	(2)	2	(100.0)
Allocations to other retained earnings	(621)	(800)	179	(22.4)
Profit available for distribution	**622**	**191**	**431**	**>+ 100.0**

1 including standard depreciation on property, plant and equipment

In the previous year, non-recurring gains – notably including write-ups of investments in affiliated companies and gains on disposals – far in excess of non-recurring losses reflecting restructuring costs, extraordinary expenses and absorbed losses resulted in a net gain after the operating result.

- Net interest income rose by 6.7% to €3,929 million. In particular, interest gained from lending and money market operations, fixed-income securities, current income from equity securities, other variable-yield securities and shareholdings contributed to this increase. Income from investments in affiliated companies was lower because, as a result of the imminent sale of BA-CA to UniCredito Italiano S.p.A., dividend income is included in the disposal price and is thus not included in the net interest income of HVB AG. Income from profit-pooling agreements, profit-and-loss transfer agreements and partial profit-and-loss transfer agreements rose to €427 million on account of the higher dividend payout by HVB Verwa 4 GmbH, Munich, due to the sale of Activest Investmentgesellschaft mbH, Munich, to Pioneer Global Asset Management S.p.A., Milan. The last two non-recurring items largely offset each other.

- Net commission income increased by 4.9% to €1,464 million. This healthy development can be attributed to the improved market environment coupled with an increase in the securities and depositary business, and income from agency operations, notably from advisory activities. We succeeded in sharply increasing income from product placements. However, this positive trend was offset by a decline in lending operations.

- Net income on financial operations stood at €336 million in the past financial year, €59 million less than in 2005. The decline was caused chiefly by a downturn of €54 million in the result of equity trading.

- At €3,375 million, general administrative expenses are slightly higher than the year before. Personnel expense was up 1.7%, largely on account of pay rises for staff covered by collectively agreed rates and management staff. Other administrative expenses, including standard depreciation on property, plant and equipment, decreased by 1.4% to stand at €1,497 million. This decline is the outcome of strict cost management.

- A net expense of €106 million accrued for other operating income less other operating expenses in the 2006 financial year (2005: net expense of €127 million). The net expense includes transfers to provisions for rental guarantees and provisions other than loan-loss provisions.

- Since operating revenues increased at a faster rate (up 3.1%) than general administrative expenses (up 0.3%) in percentage terms, the cost-income ratio improved by 1.7 percentage points to reach a pleasing 61.2%.

- The cost of loan-loss provisions (including the net income from the securities held for liquidity purposes) amounted to €762 million and was thus significantly below the previous year's level. The charges arising from individual exposures in lending operations were further reduced as a result of the upturn in the economy. Loan-loss provisions amounted to €808 million. The net profit from the securities held for liquidity purposes totalled €46 million, which led to a year-on-year increase of €67 million.

- At €1,486 million, the reported operating result was up 54.3%, primarily due to higher net interest income and lower loan-loss provisions, thus reflecting the healthy overall performance of the bank as a whole.

- A net loss of €89 million accrued for other income less other expenses after net income of €822 million in 2005. Among other items, this total includes gains and losses on the sale of shareholdings, affiliated companies and marketable securities classified as non-current assets (€246 million), and write-downs and write-ups on our shareholdings resulting in a net gain of €59 million. The total was reduced by absorbed losses of €230 million carried under this item (2005: €422 million) and non-recurrent expenditure arising from a change in the parameters used to determine the fair values of assets held for trading purposes and financial instruments classified as securities held for liquidity purposes (€153 million).

- Taxes on income totalled €150 million after €230 million in 2005. Other taxes amounted to €5 million.

Business Situation and Trends continued

- Taking all these factors into account, HVB AG generated net income of €1,242 million in the 2006 financial year. This gave rise to a return on equity after taxes of 10.1% at year-end. We have earmarked €621 million of the net income for the year for transfer to other retained earnings and released €1 million from the reserve for treasury stock set up in 2005. We will propose to the Annual General Meeting of Shareholders in June 2007 that a dividend of €301 million be paid to the shareholders from the remaining profit available for distribution and a further transfer of €321 million be made to retained earnings. The total dividend payout of €301 million is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock (€300 million) and an advance dividend of €0.064 per share of preferred stock (€1 million).

BALANCE SHEET

- HVB AG's total assets at December 31, 2006 amounted to €321.9 billion, up 3.0% on 2005. Placements with, and loans and advances to, other banks as well as loans and advances to customers decreased, whereas a stronger increase was posted in debt securities and other fixed-income securities as well as equity securities and other variable-yield securities.

- Our total lending volume (on-balance-sheet assets, derivatives with the exception of short option positions and the guarantees assumed for this and other off-balance-sheet transactions) rose by 2.1%, from €396.0 billion in 2005 to €404.2 billion.

- We raised our holdings of debt securities and other fixed-income securities by 22.1%, to €66.3 billion, and of equity securities and other variable-yield securities by 55.0%, to €24.1 billion. Participating interests and shares in affiliated companies increased by €0.3 billion to €12.0 billion.

- Funding was adjusted to reflect the higher volume of lending. To do this, we increased amounts owed to other banks by 2.2% and liabilities evidenced by paper by 1.6%. At €104.0 billion, amounts owed to other depositors remained almost unchanged. Other liabilities rose by a strong 40.9%, to €20.9 billion, caused by liabilities from short securities positions and premiums received on options pending. The Bank makes use of all types of funding, including deposits and borrowings from other banks across all time buckets on the capital market, in places utilising the credit lines that have been granted.

- HVB AG's shareholders' equity (including €1.2 billion net income for the year) increased year-on-year by €1.1 billion We released €1 million from the reserve for treasury stock and allocated €0.6 billion to other retained earnings.

- Risk assets compliant with the German Banking Act amounted to €137.6 billion in 2006 in accordance with adopted financial statements after €151.9 billion in 2005. The market risk positions totalled €0.6 billion.

- During the year under review, our core capital (compliant with the German Banking Act) in accordance with adopted financial statements totalled €12.5 billion. Equity funds, which includes both liable equity of €17.9 billion and Tier III capital of €0.4 billion, amounted to €18.3 billion. This gives rise to a core capital ratio of 9.1% and an equity funds ratio of 12.7%.

- A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2006 (2005: 1.2).

OFFICES

HVB AG maintained 640 bank offices in Germany and 31 offices abroad in the 2006 financial year. In the other regions, we opened a new office in Switzerland and closed our representative office in Egypt.

Offices, broken down by region

	2005	ADDITIONS	REDUCTIONS		2006
		NEW OPENINGS	CLOSURES	CONSOLIDATIONS	
Germany					
Baden-Wuerttemberg	23	1	—	—	24
Bavaria	370	—	—	—	370
Berlin	7	—	—	—	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	30	—	—	—	30
Hesse	13	1	—	—	14
Lower Saxony	26	—	—	—	26
Mecklenburg-Western Pomerania	8	—	—	—	8
North Rhine-Westphalia	19	—	—	—	19
Rhineland-Palatinate	22	—	—	—	22
Saarland	9	—	—	—	9
Saxony	10	—	—	—	10
Saxony-Anhalt	11	1	—	—	12
Schleswig-Holstein	73	—	—	1	72
Thuringia	9	—	—	—	9
Subtotal	**638**	**3**	**—**	**1**	**640**
Other regions					
Europe	13	1	—	—	14
Americas	6	—	—	—	6
Asia	10	—	—	—	10
Africa	2	—	1	—	1
Australia	—	—	—	—	—
Subtotal	**31**	**1**	**1**	**—**	**31**
Total	**669**	**4**	**1**	**1**	**671**

The office in Turkey was transferred from Asia to Europe in the figures for 2005

Business Situation and Trends continued

EVENTS AFTER DECEMBER 31, 2006

At the Extraordinary Meeting of Shareholders on October 25, 2006, HVB AG submitted the agreements for the sale of its holdings in BA-CA and HVB Bank Ukraine to UniCredit, its IMB and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) subsidiaries to BA-CA, and the assets and liabilities of HVB AG's branch offices in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) for approval. The Extraordinary Meeting of Shareholders approved the agreements with over 99.4% of the votes cast.

Conditions were set for executing the transactions. These were that official approval be obtained from the relevant authorities and that the Management Board adopt a resolution based on a legal opinion given by an external advisor confirming that the underlying resolutions at the Extraordinary Meeting of Shareholders on October 25, 2006 contain no errors which would prevent implementation of the agreements. The Management Board adopted a corresponding resolution on January 9, 2007. The following transactions were subsequently completed:

- HVB AG's 77.53% interest in BA-CA was transferred to UniCredit against payment of €109.81 per share (giving a total purchase price of around €12.5 billion in cash) on January 9, 2007,
- HVB AG's 100% interest in AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) was transferred to BA-CA for a purchase price of €35 million in cash plus the capital increase of AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) underwritten by HVB in August 2006 of around €40 million, on January 10, 2007, and
- HVB AG's 70.26% interest in IMB plus options on a further 2.79% interest in IMB was transferred to BA-CA for a purchase price of €1,070 million in cash on January 11, 2007.

Due to conditions that had not been met, the following transfers had not taken place by the time the annual financial statements were prepared:

- HVB AG's 100% interest in HVB Bank Ukraine to UniCredit against payment of €83 million in cash, and
- the assets and liabilities of HVB AG's branches in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) for a purchase price of €1 million and €9 million, respectively, plus the difference between the carrying amount of the assets transferred and liabilities assumed.

On January 23, 2007, UniCredit announced its intention of acquiring the shares in HVB AG held by minority shareholders (squeeze-out). HVB AG will remain a joint stock corporation under German law and an operationally independent institution after the squeeze-out. HVB AG will be the centre of competence for the entire investment banking activities of the UniCredit Group. Furthermore, it aims to expand its market position in retail banking, corporate banking and commercial real estate financing, and wealth management with a view to securing profitable growth.

OUTLOOK

The Management Report and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on plans and estimates that are supported by the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

General economic outlook for 2007
In 2007, global growth is anticipated to slow down somewhat, although there are no signs of a hard landing for the global economy. At just under 4.5%, GDP growth is expected to lag behind that of last year only slightly. At the same time, worldwide growth will be more evenly balanced. The United States will probably enjoy a soft landing in 2007, expanding by 2.1%, while the euro area and Japan are expected to grow at a similar pace to the U.S. economy. The emerging economies of Asia and China should remain at the top of the growth league (at just under 8% and just under 9.5%, respectively).

In the United States, the problems in the real estate and automotive sectors will initially have a restraining effect. However, lower energy prices will bring relief and boost the purchasing power of private consumers with a favourable financial market environment probably acting as a support in this regard. The slowdown in growth in the United States will probably come to an end in the first half of 2007, while capital spending will revive in the second half. This will give the U.S. economy new momentum, enabling it to return to its long-term growth potential. For the year as a whole, this will mean growth of almost 2.0% year-on-year. With GDP rising a good 2% in 2007, Japan's economy is anticipated to expand above its long-term trend for the fourth time in a row. Exports and capital spending by companies will remain important pillars of the economy. In addition, a significant recovery is expected in private consumption levels. As the economy continues to perform well, the slight upward trend in consumer prices to date is expected to increase somewhat. Hence, the Bank of Japan will probably carry out two moderate interest rate rises this year, to take the key rates to 0.75%.

Although growth in the euro area is expected to remain steady in 2007, it will lose some of its momentum in the course of a long-term normalisation process. This is suggested in part by leading indicators which, despite declining slightly, are still at a very high level. The sentiment, notably in companies, is set to remain positive. Domestic demand is anticipated to continue its revival, partly as a result of a sustained rise in employment, although there will be a slight deterioration in the outlook for exports because of the slight slowdown worldwide. For 2007 as a whole, GDP growth will thus stand at around 2% in the euro area. With GDP rising at just under 2% in Germany, growth is expected to slow down a little. This is chiefly a result of the slight deterioration in the outlook for exports due to weaker growth in the United States; in addition, a slight decline is expected in the very high growth rate of capital spending by companies in 2006. Furthermore, the increase in value-added tax that came into force at the start of the year may have led to purchases being brought forward and, in return, to private consumption decreasing, particularly at the beginning of 2007. However, the continued increase in jobs for which social security contributions are payable should restrain any decline in private consumption and ensure a moderate recovery in consumption levels as the year wears on.

Sector development 2007
Our assessment indicates a consolidation of economic growth in the economy during the 2007 financial year. The financial services industry should also benefit from these positive growth prospects. We therefore assume that the continued rise in demand for banking services will stimulate revenue growth for banks on both the retail and corporate side. At the same time, we can assume that the positive economic environment will have a further favourable impact on risk provisioning. Operating costs should feature a slightly lower increase than in 2006. In 2008, we expect German banks' profits to grow only slightly less than in 2007.

The European Central Bank is expected to raise its key rate twice, by 25 basis points each time, in the course of year. This is suggested by the stable economic performance which entails the risk of second-tier effects in inflation and a continuing ample supply of liquidity. In contrast, the Fed is expected to lower the key rate by a mere 25 basis points in the current year. In the United States, long-term interest rates will probably remain largely around 4.7%, the level reached at the end of 2006, as a result of slightly weaker economic growth. German yields should also rise very slowly, to 4.1%. Because the relative advantage in terms of interest rates enjoyed in the United States will decline further, the dollar is expected to move towards the 1.34 mark by the end of the year.

Business Situation and Trends continued

General economic outlook for 2008

In 2008, the global economy will show the same solid growth as in 2007. This is especially true for the United States, which should see growth accelerate slightly. In contrast, the European and German economies should keep the same growth rates as in 2007.

Key planning data for 2007

Our plans are based on the following conservative assumptions:
- the global upturn will lose some of its momentum,
- growth in gross domestic product will be close to 2% in Germany,
- the inflation rate will rise to approximately 2% as a result of the increase in the rate of value-added tax,
- long-term interest rates will remain close to 4%,
- the number of company bankruptcies will continue to decline slightly.

Development of HVB AG

In 2007 HVB AG will realise a gain of around €6.5 billion from the sale of BA-CA and HVB Bank Ukraine to UniCredit, the sale of IMB and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) to BA-CA, and the sale of the assets and liabilities of the HVB AG branches in Tallinn, Estonia, and Vilnius, Lithuania, to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga).

We aim to increase the total operating income of HVB AG again in 2007 beyond the figure for 2006.

Higher net commission income from innovative products for private and corporate customers coupled with a better result achieved from trading operations are set to drive the increase in total revenues.

With only a slight increase in general administrative expenses, this will lead to an improved cost-income ratio.

We also expect to see only a slight increase in provisions for losses on loans and advances. Hence, we anticipate a rise in the net income for the year overall based on the development described for 2007. We expect to see a further improvement in results for 2008.

HVB AG is the centre of competence for the investment banking activities of the UniCredit Group. The possibility of pooling the activities grouped together in a virtual structure at HVB AG is currently being considered. The first step would involve integrating the main business activities of UniCredit Banca Mobiliare (UBM), UniCredit's investment bank, in HVB AG. The definitive timing and nature of the integration are to be determined in the near future.

Opportunities arising from the development of general conditions and future business strategy

In the course of the combination with the UniCredit Group, and as a result of the sale of the commercial activities in Austria, central and eastern Europe, Russia, the Ukraine and the Baltic states, interesting new opportunities have arisen for HVB AG to continue to grow again organically and by means of aquisitions after a period of transformation and integration:
- Exploiting opportunities arising from change and consolidation processes in Germany within the framework of a specialised business model with a clear emphasis on Germany.
- Tapping the success potential arising from the concentrated expansion of investment banking activities.
- HVB AG's prospects of realising high value-added potential and sustained earnings growth as part of a European banking group with a unique competitive profile in central and eastern European markets.
- Using more favourable funding options through a sustainably improved and secured capital base, which can also influence rating assessments.
- Leveraging the advantage from HVB AG's now high capital base and liquidity to swiftly and flexibly respond to opportunities arising on the market.
- Reduction of regional risk potential and the entailed future investment risks.
- Exploiting cost and earning synergies by optimising all production capacities, rationalising overlapping functions and enhancing processing flows.

Opportunities in terms of corporate strategy, performance and other factors

Besides the opportunities arising from our combination with the UniCredit Group, the disposals in Austria as well as in central and eastern Europe and the strategic realignment of HVB AG, further opportunities have arisen through:

- a further improvement in total revenues by creating and using new products for all customer segments through product factories with tailored solutions,
- projects to support customers demanding cross-border financial services in central and eastern European markets,
- a further reduction in operating costs achieved by strict cost management in Germany,
- an improvement in cross-selling potential in all customer groups,
- reducing risk by disposing of individual non-strategic assets, and
- a bolstering of the capital base also from sustainable earnings growth.

The economic development in the core market of Germany will also have a major impact on all of the opportunities described. An economic recovery, accompanied by an improvement in the unemployment rate and a favourable trend on the real estate markets, provides positive leverage for further strong performance.

RELATIONSHIPS WITH RELATED PARTIES

We have prepared a separate report on our relationships with related parties in the 2006 financial year which contains the following declaration made by the Management Board in accordance with Section 312 of the German Stock Corporation Act:

"We declare that, based on the circumstances known to us at the time in which the legal transactions mentioned in this report were entered into or the measures mentioned in this report were taken or omitted, Bayerische Hypo- und Vereinsbank AG received appropriate consideration for each legal transaction and that the Bank was not put at a disadvantage by these measures having been taken or omitted."

Risk Report

HVB AG AS A RISK-BEARING ENTITY

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB AG as part of the UniCredit Group. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB AG.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve a consistent integration of profitability and risk criteria in all divisions and functions of the Bank.

MANAGEMENT AND MONITORING OF RISK

1 Risk management

For risk management purposes the Bank defines its overall risk strategy at HVB Group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various divisions. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various divisions implement – with profit responsibility – the risk strategies defined for them. In doing so, they utilise the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organisationally independent and encompasses the following tasks:

Risk analysis

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

Risk control

In addition to the quantification and validation of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organisational structures.

3 Divisions and committees

Risk management

The divisions are responsible for performing the risk management functions within the framework of the competencies defined by the Management Board of HVB AG. Important bodies operating at the overall bank level are the Strategic Credit Committee and the Asset Liability Committee.

Strategic Credit Committee (SCC)

Strategic issues are discussed and decided on by the Strategic Credit Committee (SCC) in its capacity as a management and decision-making body with responsibility for all areas. The role of the SCC has no effect on the final decision-making authority of the Management Board on matters that cannot be delegated or those related to the Minimum Requirements for Risk Management (MaRisk).

The issues addressed by the SCC are primarily the risk strategy of HVB Group and division-related risk strategies and measures, the specification of risk tolerance, risk classification processes, credit organisation principles, risk-related aspects with regard to process/processing standards in the credit business, major changes or updates in the product range in the lending business and the amount of risk premiums (transfer prices) and country limits.

The SCC is chaired by the Chief Risk Officer, and has representatives from all the divisions and, from the back office side, Risk Control, Recovery Management and Credit & Risk Management.

Asset Liability Committee

The Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of HVB AG and sets guidelines for HVB Group. The committee pursues the following key goals:

- establishment of uniform methods for asset/liability management for the entire HVB Group,
- optimum utilisation of the financial resources of liquidity and capital, and
- co-ordination of the requirements of the divisions for financial resources and the corporate business strategy.

Risk monitoring

The Chief Risk Officer is responsible for monitoring and co-ordinating important risk-policy activities. The activities of the Chief Risk Officer in the year under review were supported by the Audit Committee of the Supervisory Board, various units under the Chief Financial Officer and the Audit department.

Audit Committee of the Supervisory Board

In 2006, the Management Board provided the Audit Committee of the Supervisory Board with information on the entire risk situation and risk management of the Bank at four meetings. The Supervisory Board received timely, detailed reports on all risks relevant to the Bank and on the performance of the loan portfolios and credit strategies. This reflects the vital importance for the continuing existence of the company of comprehensive early recognition of all risks and the feasibility of achieving business development targets.

Chief Risk Officer

The following departments, which perform tasks for HVB Group as well as HVB AG, are under the responsibility of the Chief Risk Officer:

Risk Control

- Risk Control deals in HVB Group with market risk, credit risk, operational risk and business risk as well as risks arising from the Bank's own real estate portfolio and shareholdings/financial investments. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer, the Management Board of HVB Group and the Audit Committee of the Supervisory Board. In addition, Risk Control is responsible for economic capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements in HVB Group. As of the second quarter of 2007, the structure of Risk Control will be adjusted to match its redefined responsibilities within the UniCredit Group.

Credit & Risk Management

- The Credit & Risk Management department pools the credit processing units for special business transactions for the credit business of the former Germany segment and for North America, Latin America and Asia as defined in the Minimum Requirements for Risk Management (MaRisk). This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business in the newly formed Retail, Wealth Management and Corporates & Commercial Real Estate Financing divisions. These units are supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the divisions named above and across the board for the lending business of the Markets & Investment Banking division. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.

Chief Credit Risk Officer

- The function of the Chief Credit Risk Officer was eliminated effective January 31, 2006, and the restructuring and workout areas, of which he was in charge, were placed under the responsibility of Recovery Management. Credit responsibility for the Americas and Asia was taken on by Credit & Risk Management, whereas credit policy was taken over by Risk Control. Credit responsibility for financial institutions was transferred to Credit Risk Banks, Institutions & Country Risk. The tasks of risk provision forecasting and portfolio analysis originally under the responsibility of the Chief Credit Risk Officer are now handled by Recovery Management. Risk Control is in charge of preparing centralised policies and operating guidelines for the entire credit business.

Risk Report continued

Real Estate Valuation and Consulting

- The Real Estate Valuation and Consulting department focuses on the valuation of individual properties and portfolios, regular updates and monitoring of property values, and the analysis and forecasting of real estate market trends. At the same time it provides support in risk assessment and management in relation to mortgage collateral and the pfandbrief business as well as the determination of economic capital pursuant to Basel II.

Chief Financial Officer

The following departments under the Chief Financial Officer provide support in risk monitoring alongside the Tax Affairs and Investments departments:

Accounting

- The Accounting department is able to identify unfavourable trends by analysing the income statements which it produces on a monthly basis. This provides an important contribution to compliance with the risk management process.

Regulatory Reporting

- The Regulatory Reporting department is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (governing the liquidity of credit institutions), this specifically includes the evidence of large exposures, loans in excess of €1.5 million and loans to directors.

Asset Liability Management

- The Asset Liability Management department controls the short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimise the funding costs. Key elements are co-ordinated operations on money markets and capital markets and the specification of liquidity profiles for the corresponding units. Asset Liability Management is also responsible for the balance sheet structure and measures to optimise regulatory capital as well as risk management of the investments of HVB AG. The measures implemented in connection with these functions serve to support our Bank's rating and return targets.

Moreover, units under the responsibility of the Chief Financial Officer – along with the Risk Control department – are involved in our Basel II project activities.

Audit

- The Audit department operates as an independent organisational unit. It reports directly to the Board Spokesman and acts on behalf of the Management Board. Although it primarily performs the internal audit function for HVB AG, it also performs tasks for HVB Group as a whole. Its duties range from a control and advisory function based on a standardised system of reporting through to complete execution of internal auditing for the subsidiaries.
  The Minimum Requirements for Risk Management (MaRisk) stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.
  In addition to the individual audit reports, an annual review is prepared to provide the Management Board with a comprehensive overview of all audit findings and conclusions as well as their current status. In addition, the head of the Audit department reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee.

The departments and committees described here reflect the status of the organisational structure at December 31, 2006. Additional organisational adjustments may take place during the integration of HVB AG into the UniCredit Group.

RISK TYPES AND RISK MEASUREMENT

1 Relevant risk types

At HVB AG we distinguish the following risk types:

- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The individual risk types are aggregated at HVB Group level as part of the economic capital calculation, applying a uniform one-year holding period and a 99.95 percent confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units of HVB Group and the correlations across the risk types.

Liquidity risk and strategic risk are measured separately. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB AG to the more stringent statutory requirements and, to an even greater extent, the more stringent regulatory requirements (especially Basel II and the Minimum Requirements for Risk Management). In addition, differences in methodologies will be examined in the course of integration into the UniCredit Group.

OVERALL BANK MANAGEMENT

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group, and therefore in HVB AG as well, is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the divisions are allocated both regulatory (or used core) capital and economic capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. In 2007, harmonisation of the dual management principle with the management principles applied by the UniCredit Group will continue.


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Economic capital
Takes financial risks into account
Resource optimisation

2 Regulatory capital adequacy

Used core capital

For planning purposes, the divisions are required to have core capital backing for credit and market risks equal to an average of 6.8 percent of equivalent risk assets. Furthermore, the expected return on investment is derived from the average used core capital – for this purpose, excluding hybrid capital.

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following three capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk assets, with or without the market risk positions weighted by a factor of 12.5)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the German Banking Act.
- Reports on the actual ratios and significant effects on them are submitted every month to the Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.
- The Management Board is informed on a monthly basis on the risk asset budget utilisation of the divisions.

3 Economic capital adequacy

The future economic capital requirements of the divisions – broken down by risk type – are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Management Board of HVB Group, the economic capital parameters are anchored in the control and reporting instruments. A comparison between the targets and the actual values of the parameters is produced on a quarterly basis and reported to the Chief Risk Officer.

Economic capital after portfolio effects
(confidence level 99.95%)

	2006		2005	
	€ millions	in %	€ millions	in %
Broken down by risk type				
Market risk	159	4.3	174	4.3
Credit risk	1,728	46.4	1,910	46.8
Business risk	537	14.4	488	11.9
Operational risk	742	19.9	558	13.7
Risks arising from the Bank's own real estate portfolio	13	0.4	16	0.4
Risks arising from our shareholdings/financial investments	546	14.6	937	22.9
Total	**3,725**	**100.0**	**4,083**	**100.0**

The economic capital of HVB AG at December 31, 2006, after taking into account all risk-reducing portfolio effects, was down €0.4 billion to €3.7 billion.

Economic capital for shareholdings and financial investments showed a substantial decline to €0.5 billion in the reporting year, shown under "Other", following the significant reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG. As a consequence, the share of investment risk in the overall economic capital again declined significantly in 2006 to about 14.6%. The decline in credit risk also impacted the economic capital trends in the various divisions.

In a quarterly analysis of our ability to support risk, we measure our entire economic capital at the HVB Group level against the capital cushion available to us to cover risk. In addition, this sustainability analysis is carried out with a corresponding forecasting horizon as a component of our planning process.

According to our internal definition, the capital cushion is made up of IFRS capital components, participatory certificate and hybrid capital, reserves and the actual results. Minority interests are included and goodwill is deducted. The capital cushion for HVB Group amounted to €21.9 billion at the end of 2006 (comparable previous-year figure: €18.8 billion). The year-on-year rise results primarily from higher transfers to reserves together with an increase in the AfS reserve and lower participating certificates outstanding and hybrid capital instruments. With an aggregate economic capital of €7.9 billion, this represents a utilisation of 36.1% of the cushion.

4 Risk strategy

Taking as the starting point the economic capital and the ability to cover risks, the Management Board approved a risk strategy for 2006 that is consistent with the business strategy. For 2007 this will be done for HVB AG, which already reflects the new orientation within the planned structure of the UniCredit Group and all relevant risk types.

Economic capital after portfolio effects
(confidence level 99.95%)

	2006		2005[1]	
	€ millions	in %	€ millions	in %
Broken down by division				
Retail	531	14.2	683	16.7
Wealth Management	71	1.9	76	1.9
Corporates & Commercial Real Estate Financing	669	18.0	826	20.2
Markets & Investment Banking	1,489	40.0	1,089	26.7
Other/consolidation	965	25.9	1,409	34.5
Total	**3,725**	**100.0**	**4,083**	**100.0**

1 previous-year figures based on the 2006 divisional structure

Risk Report continued

RISK TYPES IN DETAIL

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk and country risk.

Loan default risk

– Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account by recognising allowances for losses on loans and advances in the balance sheet whenever specific indicators of a default have arisen in the past (incurred loss). The abstract expectation that customers could default in the future (the concept of expected loss and credit value-at-risk) must be seen separately from this.

Counterparty risk

– Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or credit derivative transactions. It can be broken down into settlement risk, replacement risk and cash risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favourable market conditions following a default by the counterparty. The cash risk consists of the risk that the counterparty will not repay loans (taken out in cash). In the case of treasury products, cash risk is relevant in money trading.

Issuer risk

– Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.

Country risk

– Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The credit risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within HVB Group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB AG units that are involved in credit business must take organisational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are pooled under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all divisions for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk in HVB AG.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a strategy is established annually and compared over the course of the year with the actual situation.

Measurement methods

Loan default risk

We use differentiated risk measurement instruments to assess our loan default risk:

Rating analysis

– It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, future regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal creditworthiness analysis instruments.

HVB AG has a wide range of rating and scoring processes tailored to the needs of the various customer groups. We continually optimise these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a customer.

The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing loans and classes 8–10 for non-performing loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses (notches).

The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required. A key aspect of this work in 2006 was in further development for private and business customers.

Internal credit risk model

– To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a worldwide basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

Expected loss

– For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilisation at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

Credit value-at-risk

– The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by economic capital as a safety cushion, taking portfolio effects into account.

Risk Report continued



Scenario analysis

– The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB AG. The analysis includes multi-year forecasts of interest rate trends, economic growth and unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are used to manage and limit loan default and country risk.

Risk-based and market-oriented pricing

– To optimise the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation towards the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

Implementation of Basel II

– A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loan default risk according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which our Bank intends to implement as of 2008. The related implications from Basel II are moving the regulatory viewpoint towards the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

In the context of Pillar 1, we continually improved the methods for risk assessment through the use of scoring and rating processes, adjusting and streamlining the internal processes accordingly. In the area of validation and calibration, we have extended the rating processes already implemented for rating procedures to the estimation of loss quotas and the size of exposures. This process utilises information both from the Bank's own experience in liquidation of collateral and externally available benchmarks. We already assess the value of collateral on the basis of recovery rates. We regard the usage of these methods as Basel-II-compliant. In the year under review we also finalised the so-called Basel II calculation engine and adapted it to the requirements of the German Solvency Ordinance (SolvV).

With regard to the requirements of Pillar 2 and Pillar 3 under the Basel II regulations and the EU Directive, the departments concerned have carried out a comprehensive in-house audit. The requirements of Pillar 2 were met through the on-schedule implementation within our Bank of the Minimum Requirements for Risk Management of the German banking supervision authorities. These include the treatment of concentration risk, stress testing (of individual risk types and overall bank risk) and the determination of the ability to cover risks.

Through the participation of our Bank in the Quantitative Impact Study QIS 5.0 we have already had the opportunity to use the operational risk system and the Basel II calculation engine.

Measuring country risk

– At HVB AG, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calibrated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB AG's independent Economic Research department. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB AG every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio management. The use of an internal portfolio model thus enables us even today to achieve important management effects anticipated as the Basel II requirements go into effect.

Risk monitoring

Risk monitoring takes place at two different levels:
- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed.

Counterparty risk and issuer risk

We employ limit systems as a key element of our management and control of counterparty risk and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB AG facilities engaged in trading activities. Each new trade is immediately entered and applied to the corresponding limit within an appropriate time frame. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilisation and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

All credit risks are also monitored at the portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk.

Another instrument for risk monitoring, particularly at the portfolio level, is internal reporting. In compliance with the Minimum Requirements for Risk Management (MaRisk), the Management Board and the Audit Committee of the Supervisory Board must receive a report on the credit portfolio on a quarterly basis. In addition, risk reports are produced with a special focus on specific divisions, products or industries.

Quantification and specification

A decrease of €23.2 billion (9.5%) in loan default and counterparty risk was recorded in the year under review. The driving forces behind this decline were the ongoing systematic reduction of the Real Estate Restructuring (RER) portfolio and a strategic reduction in the lending portfolio in Germany.

The structure of the loan portfolio in terms of industries is essentially unchanged. The biggest decreases arose among retail customers and in the construction sector. During 2006 the industry structure was adjusted slightly, in particular with respect to hospitals and the public sector. To make developments in 2006 more understandable, the industry breakdown of 2005 was reorganised.

The trend in regional distribution reflects company strategy, with a decline in exposure in Germany. Apart from an increase in the Wealth Management division, exposure declined by between 5% and 11% in all divisions.

Risk Report continued

The quality of the core portfolio remained stable. The core portfolio is defined as the HVB AG portfolio minus the RER exposures. The non-rated portfolios increased slightly. Customers free of credit risk and risk classes 1–4 accounted for the greatest share in the exposure decrease. The exposure was also decreased in the higher risk classes 5–8. Exposures in rating classes 9 and 10 declined by €1.2 billion.

The risk contribution from the divisions has changed, as reflected in the distributions of expected loss and value-at-risk. Both expected loss and value-at-risk decreased in the Retail division. The risk share in Markets & Investment Banking rose to make up almost half of the total value-at-risk on account of the large volumes involved. The share of risk from Corporates and Commercial Real Estate Financing declined slightly, whereas in Wealth Management, it remained stable at a low level.

Loan-loss provisions
Our total loan-loss provisions, including allowances for losses on guarantees and indemnities, declined by €3.1 billion to €6.2 billion in 2006, taking into account write-offs taken on the lending portfolio of €3.8 billion.

Loan default risks
We created a total loan-loss provision of €0.9 billion for loan default risks in 2006.

Breakdown of loan default exposure and counterparty exposure by industry sector

€ billions	2006	2005[1]
Industry sector		
Retail customers	49.7	58.5
Banks and insurers	40.2	44.8
Construction	34.2	40.3
Food, consumer goods, services	23.5	26.3
Chemicals, health, pharmaceuticals	11.4	11.1
Utilities	10.5	10.2
Transportation	10.0	9.8
Other	9.0	8.2
Public sector	8.6	11.1
Mechanical engineering, steel	5.7	5.7
Electrical, IT, communications	5.3	4.7
Media, printing, paper	4.3	4.0
Automotive	3.9	4.4
Mineral oil	3.8	4.2
Total	**220.1**	**243.3**

1 previous-year figures based on 2006 industry structure, excluding the figures from the Tallinn and Vilnius branches

Breakdown of loan default exposure and counterparty exposure by region

€ billions	2006	2005[1]
Region		
Germany	152.3	174.2
Rest of Europe	37.4	36.3
North America	12.4	12.8
Other	10.0	11.6
Asia	3.1	3.5
Japan	2.7	2.4
Central and Eastern Europe	1.2	1.0
Austria	1.0	1.5
Total	**220.1**	**243.3**

1 previous-year figures based on 2006 divisional structure, excluding the figures from the Tallinn and Vilnius branches

Breakdown of loan default and counterparty exposure by rating class – core portfolio

	2006		2005[1]	
	€ billions	in %	€ billions	in %
Rating				
Free of credit risk	7.7	3.6	10.0	4.3
Not rated	7.8	3.6	7.6	3.3
Rating 1–4	102.7	47.5	114.5	49.3
Rating 5–8	91.4	42.3	92.3	39.8
Rating 9–10	6.5	3.0	7.7	3.3
Total	**216.1**	**100.0**	**232.1**	**100.0**

1 previous-year figures less the figures from the Tallinn and Vilnius branches

Breakdown of loan default exposure and counterparty exposure by division – core portfolio (€ billions)[1]



Retail
54.8
48.8
Wealth Management
4.1
4.9
Corporates & Commercial Real Estate Financing
66.8
62.6
Markets & Investment Banking
78.0
74.1
Other/consolidation
28.4
25.7
2005
2006

1 previous-year figures based on 2006 divisional structure, excluding the figures from the Tallinn and Vilnius branches

Breakdown of expected loss, and of loan default risk and counterparty risk (value-at-risk) by division – core portfolio

in %	EXPECTED LOSS 2006	EXPECTED LOSS 2005[1]	VALUE-AT-RISK 2006	VALUE-AT-RISK 2005[1]
Division				
Retail	19.6	25.2	11.6	17.7
Wealth Management	1.4	1.4	1.2	1.5
Corporates & Commercial Real Estate Financing	22.8	25.8	26.0	29.2
Markets & Investment Banking	32.4	23.8	48.3	33.9
Other/consolidation	23.8	23.8	12.9	17.7
Total	**100.0**	**100.0**	**100.0**	**100.0**

1 previous-year figures based on 2006 divisional structure, excluding the figures from the Tallinn and Vilnius branches

Financial derivatives

HVB AG uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/ liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2006, the total nominal amount of worldwide derivative transactions of HVB AG amounted to approximately €2,274 billion.

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB AG would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) for HVB AG at year-end 2006 totalled €37.5 billion (December 31, 2005: €42.7 billion).

In accordance with Principle I of the banking supervisory regulations, and taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements and the provision of collateral provided by borrowers, credit equivalents (counterparty risk including add-on) for HVB AG totalled €18.3 billion (December 31, 2005: €16.8 billion) and the remaining risk after risk weighting amounted to €5.3 billion (December 31, 2005: €4.6 billion).

The tables below provide detailed information on the nominal values and fair values of the overall derivative transactions and credit derivative transactions of HVB AG.

Derivatives transactions

€ millions	NOMINAL AMOUNT					FAIR VALUE			
	RESIDUAL MATURITY			TOTAL	TOTAL	POSITIVE		NEGATIVE	
	UP TO 1 YEAR	1 – 5 YEARS	MORE THAN 5 YEARS	2006	2005	2006	2005	2006	2005
Interest rate derivatives	**544,600**	**554,514**	**437,992**	**1,537,106**	**1,573,330**	**19,838**	**33,949**	**21,272**	**34,550**
OTC products									
Forward rate agreements	35,361	251	—	35,612	41,060	15	14	6	15
Single-currency swaps	375,309	485,106	382,976	1,243,391	1,284,352	17,700	31,024	18,985	31,484
Interest rate options									
– purchased	16,208	31,860	27,868	75,936	70,410	2,094	2,902	—	—
– written	10,282	28,779	27,148	66,209	71,497	—	—	2,281	3,045
Other interest rate derivatives	294	4	—	298	8,480	3	9	—	6
Exchange-traded products									
Interest rate futures	48,948	8,514	—	57,462	63,938	—	—	—	—
Interest rate options	58,198	—	—	58,198	33,593	26	—	—	—
Foreign exchange derivatives	**157,244**	**82,472**	**35,023**	**274,739**	**251,010**	**4,186**	**3,424**	**3,973**	**3,858**
OTC products									
Foreign exchange forwards	113,414	20,311	252	133,977	140,531	1,775	1,885	1,958	2,309
Cross-currency swaps	15,557	57,345	33,545	106,447	82,074	2,010	1,192	1,673	1,222
Foreign exchange options									
– purchased	12,803	2,249	645	15,697	14,319	401	347	—	—
– written	15,470	2,567	581	18,618	14,086	—	—	342	327
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**99,315**	**100,979**	**6,538**	**206,832**	**215,402**	**10,465**	**4,609**	**10,746**	**5,383**
OTC products									
Equity/index swaps	14,384	4,539	559	19,482	—	503	—	228	—
Equity/index options									
– purchased	21,640	25,966	751	48,357	76,914	6,679	4,579	—	—
– written	23,575	42,318	3,169	69,062	83,880	—	—	6,980	5,308
Other equity/index derivatives	107	141	—	248	1,418	17	30	—	75
Exchange-traded products									
Equity/index futures	9,893	4	—	9,897	10,222	—	—	—	—
Equity/index options	29,716	28,011	2,059	59,786	42,968	3,266	—	3,538	—
Credit derivatives[1]	**36,148**	**142,771**	**73,264**	**252,183**	**115,726**	**2,748**	**711**	**3,234**	**1,560**
Other transactions	**1,370**	**1,316**	**407**	**3,093**	**2,260**	**297**	**112**	**291**	**121**
Total	**838,677**	**882,052**	**553,224**	**2,273,953**	**2,157,728**	**37,534**	**42,805**	**39,516**	**45,472**

1 For details of credit derivatives, please see the tables "Credit derivatives" and "Credit derivatives by reference asset" below.

Derivatives transactions by counterparty type

	FAIR VALUE			
	POSITIVE		NEGATIVE	
€ millions	2006	2005	2006	2005
OECD central governments (and central banks)	137	306	130	273
OECD banks	26,092	36,758	27,287	39,599
OECD financial institutions	8,645	3,535	9,543	4,563
Non-OECD central governments (and central banks)	89	77	53	—
Non-OECD banks	104	35	118	99
Non-OECD financial institutions	183	50	136	59
Other companies and private individuals	2,284	2,044	2,249	879
Total	**37,534**	**42,805**	**39,516**	**45,472**

Credit derivatives

	NOMINAL AMOUNT					FAIR VALUE			
	RESIDUAL MATURITY			TOTAL	TOTAL	POSITIVE		NEGATIVE	
€ millions	UP TO 1 YEAR	1 – 5 YEARS	MORE THAN 5 YEARS	2006	2005	2006	2005	2006	2005
Banking book	**462**	**2,149**	**11,688**	**14,299**	**14,148**	**485**	**231**	**798**	**807**
Protection buyer									
Credit default swaps	323	979	7,537	8,839	9,836	462	161	53	14
Total return swaps	—	—	2,000	2,000	2,000	—	—	327	343
Credit-linked notes	45	65	515	625	261	2	—	2	254
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	49	1,091	1,606	2,746	1,998	21	17	415	196
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	45	14	30	89	53	—	53	1	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**35,686**	**140,622**	**61,576**	**237,884**	**101,578**	**2,263**	**480**	**2,436**	**753**
Protection buyer									
Credit default swaps	6,609	68,521	35,275	110,405	52,791	393	244	1,617	224
Total return swaps	11,726	1,606	235	13,567	767	329	4	—	4
Credit-linked notes	57	310	284	651	153	15	—	4	153
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	5,536	68,525	25,503	99,564	47,723	1,524	206	477	369
Total return swaps	11,706	1,503	33	13,242	123	—	2	327	3
Credit-linked notes	52	157	246	455	21	2	24	11	—
Other	—	—	—	—	—	—	—	—	—
Total	**36,148**	**142,771**	**73,264**	**252,183**	**115,726**	**2,748**	**711**	**3,234**	**1,560**

Credit derivatives by reference asset

€ millions	NOMINAL AMOUNT					
	CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT-LINKED NOTES	OTHER	TOTAL 2006	TOTAL 2005
Public-sector bonds	14,346	—	553	—	14,899	4,833
Corporate bonds	196,120	28,606	781	—	225,507	49,264
Equities	—	—	—	—	—	—
Other assets	11,088	203	486	—	11,777	61,629
Total	**221,554**	**28,809**	**1,820**	**—**	**252,183**	**115,726**

Country risk year-on-year

In the year under review, the exposures entailing country risk decreased by €15.2 billion to €45.2 billion.

Approximately 94.4% of the total exposure of HVB AG entailing country risk are from countries with rating classes 1–4 (investment grade). Of the exposure in rating classes 5–8, a volume of €2.2 billion (4.8%) was in rating class 5.

The portfolio of HVB AG displays very good regional diversification. The majority (53%) of the exposure of HVB AG is related to low-risk western Europe (rating class 1).

The top 10 countries also include mainly low-risk countries in western Europe, North America and Asia.

Country exposure[1] and country value-at-risk by rating class

€ millions	EXPOSURE		VALUE-AT-RISK	
	2006	2005	2006	2005
Rating				
Rating 1–4	42,662	56,870	33.3	43.0
Rating 5–8	2,541	3,510	29.0	27.0
Rating 9	3	51	0.0	8.0
Total	**45,206**	**60,431**	**62.3**	**78.0**

1 net of collateral; excluding transactions with loan-loss provisions

Country exposure[1] by region and product category

€ millions	LENDING		TRADING		ISSUER RISK		TOTAL	
	2006	2005	2006	2005	2006	2005	2006	2005
Region								
Africa	309	599	190	188	7	5	506	792
North America	1,646	2,636	2,143	3,083	303	708	4,092	6,427
Eastern Europe	3,488	3,737	640	1,087	63	244	4,191	5,068
Central and South America	2,506	2,929	2,031	6,833	1,251	1,040	5,788	10,802
Asia/Pacific	3,597	4,052	3,052	5,087	134	531	6,783	9,670
Western Europe	5,886	11,008	17,211	15,952	749	712	23,846	27,672
Total	**17,432**	**24,961**	**25,267**	**32,230**	**2,507**	**3,240**	**45,206**	**60,431**

1 net of collateral; excluding transactions with loan-loss provisions

Top ten countries by exposure[1] across all rating classes

€ millions	EXPOSURE		VALUE-AT-RISK	
	2006	2005	2006	2005
Country				
UK	17,781	21,055	0	0
Cayman Islands, off-shore	3,559	7,138	6.6	20.2
Switzerland	3,118	3,459	0	0
USA	2,502	4,229	0	0
Japan	1,510	2,928	0	0
Russia	1,425	1,506	9.5	6.5
Turkey	1,196	1,611	11.9	12.9
Norway	1,189	1,082	0	0
Cayman Islands, on-shore	1,127	2,322	1.5	1.8
Canada	892	1,745	0	0
Total	**34,299**	**47,075**	**29.5**	**41.4**

1 net of collateral; excluding transactions with loan-loss provisions

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity and credit spread risk.

Our market risks are managed in the Markets & Investment Banking division.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. On account of the joint management of the trading and banking books, the value-at-risk is also shown as an aggregate value. The risks inherent in the trading books continue to be shown separately for regulatory purposes. To determine and allocate the economic capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value at risk we employ an internal model in full use on a worldwide basis that was given full regulatory approval at the end of 2005. The model is based on a Monte Carlo simulation approach.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk (VaR) calculations with the market value changes (hypothetical P/L) derived from the positions. The results of this back-testing confirm the high quality of our internal risk model.

In addition to calculating the value-at-risk, we continually conduct stress tests to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from large movements in interest rate, currency and equity markets or disruptions in the underlying volatilities through to a widening of the credit spread and changes in the correlations. This also includes scenarios used in the UniCredit Group.

Risk monitoring

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Management Board of the HVB Group and are not permitted to be exceeded.

Market risk from trading positions
(value-at-risk, 99% confidence level, one-day holding period)

€ millions	AVERAGE 2006[1]	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005
Interest rate positions (incl. credit spread risks)	8	9	7	6	9	8
Foreign exchange positions	3	2	2	3	6	5
Equity/index positions	4	4	5	4	4	8
Diversification effect[2]	(5)	(5)	(5)	(5)	(7)	(9)
Total	**10**	**10**	**9**	**8**	**12**	**12**

1 arithmetic mean
2 because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2006 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to perform spot checks on the risk situation on an intraday basis as well.

Management is informed daily of the exposure to market risk, limit utilisation, and the profits and losses. The results of the risk analyses, including the results of the back-testing and stress tests, are reported on a monthly basis.

Quantification and specification
The table shows the aggregate market risks of our trading positions in HVB AG for last year.

At €0.16 billion, the economic capital for market risks is unchanged as compared to the previous year.

At year-end, the banking book contained market risks of €9 million (2005: €15 million; one-day holding period; prior-year value calculated using the old method without correlation effects).

Back-testing of internal model: Trading activities HVB AG 2006 (€ millions)


15
7.5
0
-7.5
-15
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR
-VaR
Hypothetical P/L

Risk Report continued

In addition, regular stress tests and scenario analyses are carried out on the banking books of HVB AG that reveal the loss potential in case of extreme market movements.

In compliance with the Basel II requirements, the change in the market value of the banking book in case of an interest rate shock amounting to 200 basis points is compared with the Bank's eligible equity funds. With a notional utilisation of 6.4% of its regulatory equity capital at December 31, 2006, HVB AG is well below the outlier value of 20% required by the banking supervisory authorities.

As part of the earnings perspective, a dynamic simulation of the net interest income is carried out for HVB AG on a quarterly basis. The future trend in net interest income is simulated in various scenarios in relation to business volume and interest rates. Assuming a constant volume of business, a parallel upward interest shock of 200 basis points would result in a €165 million decrease in net interest income within the next 12 months.

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

Short-term liquidity risk

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.

Funding risk

- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.

Market liquidity risk

- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Liquidity Policy passed by the Management Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and the funding risk – is co-ordinated and tracked by Asset Liability Management.

Market liquidity risk is managed by the people responsible for the various portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring instruments listed for market risks.

Measurement methods

Short-term liquidity risk

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. On the basis of these two components, cumulative limits are determined for the most important business units, ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the business units are simulated, and the limits are adjusted accordingly as required. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

Funding risk

To measure funding risk, long-term funding needs are determined through a co-ordinated process, taking the expected business trends into consideration. This funding plan is updated regularly. The funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Market liquidity risk

Fair value adjustments (FVAs) are used to reflect the market liquidity risk of securities and derivatives in the accounts for both the trading book and the banking book. The FVAs include a discount for close-out costs, non-liquid positions and model risks related to the assessment of fair values.

Risk monitoring

The monitoring of our liquidity situation has been entrusted to our Asset Liability Management unit. It essentially comprises the analysis, classification and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Treasury Management while optimising costs.

The local treasury units are responsible for observing developments in the various local markets. These units submit regular reports to Asset Liability Management.

The Asset Liability Committee and the Management Board are kept regularly informed on the current liquidity and funding situation. A contingency plan is in place to deal with liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

Quantification and specification

Conditions on the money markets and capital markets remained favourable during the year under review. Risk premiums on capital markets for funding costs again declined slightly compared to 2005. The disposals of participating interests in the course of 2006 resulted in a further improvement of the liquidity situation of HVB AG.

Short-term liquidity risk

Within the framework of our short-term liquidity limit system, which operates under conservative assumptions, we showed an overall positive balance of €9.2 billion in HVB AG for the next banking day at the end of December 2006. The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity amounted to €7.6 billion at year-end.

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant units of HVB Group during the year under review. In 2006 the funds available to HVB AG exceeded its payment obligations for the following month by an average of €20.2 billion.

Funding risk

The funding risk of HVB AG is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. HVB AG refinanced a volume of €10.7 billion on the capital market in 2006. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

4 Operational risk

Risk management

We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events. Under Basel II, this definition also includes legal risks.

The identification, analysis and management of operational risk are the responsibility of the relevant divisions and functional units. The activities are guided by a tool-based operational risk management process defined internally within HVB AG and implemented since 2004. These will take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk".

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, analysis, evaluation and quality assurance of risk data and the planning of appropriate measures with continual monitoring of important risks.

Our Legal Department is responsible for managing legal risk. It monitors compliance with the statutory regulations and the recognised principles of case law.

In the course of integration into the UniCredit Group, the standards and procedures applied were gradually harmonised during 2006. This process will continue in 2007. The previous operational risk system for collecting loss data and determining risk will gradually be applied as a platform for the entire UniCredit Group when modifications are complete.

Measurement methods

We employ the loss distribution approach to quantify the operational risk of HVB AG. Our quantification model for this purpose uses internal and external loss data to determine the loss distributions. We compensate for the shortage of data in some areas through scenario analysis. A Monte Carlo simulation is used to calculate the value-at-risk figures for HVB AG, taking into account risk-reducing measures such as insurance. By taking into account factors related to internal control and the business environment, we adapt the risk distributions and/or the measurements to the current risk profile.

Risk Report continued

When determining capital adequacy in HVB AG for regulatory purposes within the Basel II framework, we will implement the Advanced Measurement Approach (AMA) with all related requirements. The intended launch date, which will be co-ordinated with the UniCredit Group, is January 1, 2008. The AMA calculation will be carried out in the future using a standardised measurement model that will be applied across the entire UniCredit Group.

Risk monitoring

In the year under review, the focus was on implementing the operational risk management process in the interest of performing a comprehensive risk survey for the first time. In this process, important risks were identified and recorded along with risk-reducing measures. In addition, ongoing monitoring was implemented on the basis of an early warning system based – wherever possible – on indicators.

As part of regular and comprehensive reporting, the Chief Risk Officer, the Management Board and the Audit Committee of the Supervisory Board are kept informed by Risk Control on any loss events that occur and important operational risks and their management. This provides the basis for any measures deemed necessary.

Quantification and specification

The economic capital for operational risks of HVB AG amounted to €0.7 billion at the end of 2006.

The following measures were the most important steps taken during the year to minimise operational risk and avoid possible losses:

Divisions and companies of HVB Group:

- The insurance programme was surveyed and reviewed to obtain a basis for further optimisation.

- Retail/Corporates & Commercial Real Estate Financing: Further reductions were achieved in risks in the securities process by implementing measures such as linking the order entry system to the portfolio management system, the implementation of additional checking mechanisms for order entry and increasing the straight-through processing rate for transferring domestic custodial accounts.

- Markets & Investment Banking: Important measures included improvements in liquidity management (money market/foreign exchange cash management). At the same time the straight-through processing rate was increased for transactions handled in foreign currency payment systems and the items reconciled between the front office, back office and accounting units.

Handling crisis situations:

- The crisis and emergency management organisation demonstrated its ability to perform by its appropriate and effective responses to real situations and drills.

- A project has been underway since the beginning of 2006 to prepare the Bank for a worldwide flu epidemic (pandemic). In accordance with the pandemic plan developed in this project, the preparations of HVB Group will be organised to ensure that business operations can continue.

- The Business Continuity Management (BCM) working group has identified and assessed the main processes critical to business operations. The results will be included in the uniform BCM Policy due to be introduced in 2007.

Legal risks:

Real estate finance/financing of purchases of shares in real estate funds

- HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer, who is required to demonstrate that the conditions for cancelling the contract have been met, must repay the outstanding loan amount to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. According to the ruling by the European Court of Justice dated October 25, 2005, the relevant German legal provisions do not contravene European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract. However, this applies only if the customer can prove that he would not have made the investment if he had been aware of this right; in addition, the German Supreme Court has decided that the Bank would only have to assume the investment risk in case of culpable actions. Consequently, the Bank does not expect the more recent court rulings to have negative effects either. In addition, the Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy. Experience gained to date shows that there are no legal risks in such cases. The most recent judgement from the German Supreme Court also confirms the already narrow conditions for an explanation and advisory obligation on the part of the Bank. In cases of institutionalised collaboration, the German Supreme Court (in a decision dated May 16, 2006) makes it easier for investors to provide evidence of violations of the explanation obligation. This new concept in legal opinion will only be fully explained by decisions in individual cases in the future.

– If the Bank finances the purchase of shares in real estate funds for the borrower with a loan not secured by a real property lien, the borrower can – if the transaction is a so-called related transaction – dispute the claim of the financing bank to repayment of the loan on the basis of objections which the borrower is entitled to assert against the seller or agent in the fund transaction because of improper advice. Consequently, the Bank has no claim against the borrower to repayment of the loan if it utilised the sales organisation of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares or if the borrower enjoys the right to cancel such agreements. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases.

Court proceedings of HVB AG shareholders

– Shareholders have filed suit against the re-election of the shareholder representatives to the Supervisory Board and the election of the auditor for the 2004 financial year at the Annual General Meeting of our Bank on April 29, 2004. This suit was also rejected on second appeal by Munich Higher Regional Court in a ruling dated January 18, 2006. A shareholder has filed an appeal with the German Supreme Court against the denial of leave to appeal.

– A shareholder has filed a separate action seeking a declaration that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 were null and void. Because of the decision of January 18, 2006 of the Munich Higher Regional Court mentioned above, we do not expect this suit to succeed.

– Moreover, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void. In view of the result of the proceedings described above, we expect Munich Registration Court to reject the motion.

– In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our Bank on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related to the approval of the actions of Supervisory Board members for the 2004 financial year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void. Munich Regional Court I dismissed the suit against the election of the Supervisory Board members and the auditor of the financial statements; the ruling is not yet final. The non-ratification of the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005, on which another resolution was passed at the ordinary general meeting on May 23, 2006, has no material effect on the Bank.

– Furthermore, shareholders of our Bank have filed suit against the resolutions of our Annual General Meeting of May 23, 2006, approving the spin-off and take-over agreement of March 29, 2006 and the master agreement of January 16, 2006 in conjunction with the transfer of a loan portfolio to a company in the Goldman Sachs Group. In the so-called release motion filed by our Bank in response to this suit, the Munich Regional Court on September 27, 2006 stated that the suits filed against the spin-off are no impediment to their being entered in the Commercial Register, since the suits are obviously without foundation. Munich Higher Regional Court rejected the filed suits on February 12, 2007, meaning that the release ruling is final.

– Numerous shareholders have filed suit contesting the resolutions adopted by our Bank's Extraordinary Shareholders' Meeting on October 25, 2006 approving the sale and transfer of the shares held by our Bank in Bank Austria Creditanstalt AG and HVB Bank Ukraine to the UniCredit Group, the shares held by our Bank in International Moscow Bank and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) to Bank Austria Creditanstalt AG, and the branches in Vilnius and Tallinn to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), asking the court to declare these resolutions null and void. In addition some shareholders have filed suit asking the court to order HVB AG to provide further information regarding questions which they claim were not fully answered at the Extraordinary Shareholders' Meeting, and in particular to provide a full interpretation of the business combination agreement with the UniCredit Group. In the view of the Bank these claims are without merit. Among the prerequisites stipulated in the purchase and transfer agreements for the execution of the transactions is due diligence on the part of the Management Board in ensuring, on the basis of a report prepared by an external legal consultant, that the approval resolutions contain no errors that would represent an impediment to the execution of the contract in question. After the Management Board adopted a resolution for this purpose, the shares held by our Bank in Bank Austria Creditanstalt AG were transferred to the UniCredit Group, and in International Moscow Bank and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) to Bank Austria Creditanstalt AG, at the beginning of January 2007. With regard to the transfers of the branches in Vilnius and Tallinn to AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), and the shares held by our Bank in HVB Bank Ukraine to UniCredit Group, other conditions remain to be met.

Special proceedings regarding the cash settlement for Vereins- und Westbank AG

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG; after settlement of the legal challenges to this move, HVB AG paid the minority shareholders of Vereins- und Westbank AG an increased cash settlement of €26.65 per share (the "26.65 settlement"). Notwithstanding this arrangement, numerous minority shareholders have exercised their right to have the €26.65 compensation reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders. In a ruling dated March 2, 2006, Hamburg District Court increased the cash settlement to €37.20 per share on the basis of its own assessment; the Bank has appealed against this decision. We assume that, at most, a small additional payment will have to be made to the squeezed-out shareholders of Vereins- und Westbank AG. More detailed information could have a negative effect on the legal position of HVB AG in the pending proceedings.

Claims asserted by the bankruptcy liquidator of a corporate customer

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of court against a consortium made up of several banks. HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues. The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-court claims. At present the outcome related to the out-of-court claims is uncertain. Although we are of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

Trade tax allocation/Hypo Real Estate

- Up to and including 2001, HVB AG charged or reimbursed trade tax (Gewerbesteuer) to various subsidiaries which comprised a single entity with HVB AG or its legal predecessors for trade tax purposes. Hypo Real Estate Bank AG and Hypo Real Estate International AG have now filed a lawsuit demanding repayment of approximately €62 million plus interest for alleged overpayments and asserting supposed rights to information. On the basis of legal opinions obtained on this matter, HVB AG believes that the plaintiffs are not entitled to their claims.

5 Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behaviour, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Measurement methods
The economic capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at division level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in the company value associated with business risk.

Risk monitoring
Economic capital arising from business risk is calculated and analysed by Risk Control and reported to the Chief Risk Officer and the Audit Committee of the Supervisory Board.

Within the framework of monthly reporting by the Accounting department, interim revenues and costs of the business units are tracked as levers of business risk by comparing the actual figures with the budgeted targets.

Quantification and specification
The calculated economic capital for business risks of HVB AG amounted to €0.5 billion at year-end 2006.

The Process Redesign and Optimisation (PRO) efficiency programme launched in 2004 was successfully continued in 2006. Only a few measures remain to be implemented in 2007. The project is expected to fully achieve all of its goals.

In cost management terms, HVB AG will also benefit from the pooling of volumes within the UniCredit Group and the systematic exchange and implementation of best-practice approaches to cost-cutting. In 2007, additional savings will be achieved through a large number of further cost-cutting measures covering all major cost categories. More details on PRO and cost management can be found in the section on Global Banking Services in the present Annual Report.

6 Risks arising from our real estate portfolio
We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type.

The real estate portfolio of HVB AG has essentially been transferred to our HVB Gesellschaft für Gebäude mbH & Co. KG subsidiary. Meanwhile, in the course of the integration of Vereins- und Westbank AG in 2004, its real estate portfolio was transferred to HVB AG. As a result of this, the real estate economic capital for HVB AG amounts to €13 million as of December 31, 2006.

7 Risks arising from our shareholdings and investments
Risk management
We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type (operational subsidiaries of HVB Group are excluded). The portfolio is managed by the Management Board.

Measurement methods
Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities, which, in the case of investments in listed companies, are determined using the share price fluctuations. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring
Risk Control calculates and analyses the economic capital for shareholdings and financial investments, and reports it to the Chief Risk Officer and the Audit Committee of the Supervisory Board.

The task of investment controlling falls to the Investments department, which is under the responsibility of the Chief Financial Officer. This department uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognised early, analysed, and reported to the Chief Financial Officer.

Quantification and specification

By actively managing our financial investments, Asset Liability Management successfully continued its efforts to reduce market risk and particularly cluster risk in the course of 2006. Major moves included the further reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG and the disposal of our holding in Deutsche Lufthansa AG.

Economic capital decreased significantly, by €0.4 billion to €0.5 billion.

8 Strategic risk

Risk management

Strategic risk results from management being slow to recognise important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, the management of strategic risk lies within the area of responsibility of the Management Board, which determines the risk positioning of HVB AG by defining the Bank's strategic orientation.

Measurement methods

Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring

As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB AG. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Audit Committee.

Quantification and specification

Risk from overall economic trends

A particular risk that could impede the strategic reorientation of HVB AG stems from the overall economic trend. The regional focus on the German core market results in a greater dependency on the state of the German economy than in the past. However, the differing trends in the markets served by the global Markets & Investment Banking division also affect the net asset, financial and earnings position of our Bank.

The trend in the economic situation in Germany was clearly positive, thus presenting good growth opportunities. However, there are still risks associated with Germany's structural problems. Although the economic upswing energised the employment market for the first time in a long while and produced a turnaround in the area of regular employment, the regional core business segment of HVB AG remains difficult in view of the high unemployment level overall, which remains substantial, high bankruptcy figures and the persistent fragility of domestic demand. Additional factors in the public sector are the high level of public debt and the deficits in the statutory social insurance system. In view of the restrictive fiscal policy signals in 2007 in the form of increases in value-added tax and insurance tax rates by three percentage points and the elimination of other tax breaks, the dynamic trend can be expected to continue at a somewhat slower rate.
In addition there are uncertainties related to trends in foreign currency exchange rates and commodity prices.
Consequently, the risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set, or could prevent us from fully achieving them.

HVB AG is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany. The business environment described above has repeatedly led to increases in loan defaults and loan-loss provisions in the past. If the economic environment proves weaker than currently expected, we cannot preclude the possibility that provisions for losses on loans and advances will remain at a high level.

Risks from the restructuring of the corporate group/ integration risks

The business combination of HVB Group with the UniCredit Group initiated in 2005 and the related integration projects may result in unforeseen difficulties that may also have a negative impact on the net asset, financial and earnings position of our Bank. In the year under review HVB Group established a divisional structure corresponding to that of the UniCredit Group for carrying out its business activities in its regional core market. This fulfils a key prerequisite for successful operations in the market in the long term, but could also lead to the temporary loss of customers. In addition, this restructuring means that new types of processes will be carried out in the early phases which could entail risks because of their complexity.

Finally, the success of the integration projects will depend to a decisive degree on key staff members remaining with our Bank. If HVB Group loses key employees in the further course of the business combination, this could represent a difficulty for the ultimate integration of HVB Group into the UniCredit Group.

The transfer at the beginning of 2007 of the investments in Bank Austria Creditanstalt Group and other units in central and eastern Europe certainly took place at a favourable time, resulting in substantial sales proceeds; however, the search for equivalent re-investments entails risks. With the proceeds from these transactions the Bank has the manoeuvring space to push ahead with both organic and acquisition-driven growth in the German banking market, gain access in northern European regions to markets similar to those in western Europe, expand its core competencies in specialised niche areas, optimise its regulatory capital and repurchase hybrid financing when it makes economic sense to do so. However, relinquishing the growth and income potential in the markets and business segments we have sold, combined with the uncertainty regarding when the gains on disposal can be reinvested in attractive targets, may have detrimental effects on the financial situation of our Bank. Even if the Management Board of HVB AG is convinced that the gains on disposal can be profitably reinvested, we cannot preclude the possibility that investments will be made later than planned, or that a smaller amount will be invested, possibly on unfavourable or less favourable terms. In addition, the Management Board is convinced that the stronger focus on the German market than in the past represents an enormous opportunity, in view of the available funds, to significantly expand the Bank's position in the German market as the German economy gains strength; however, this focus also means less regional diversification. The concentration on a market currently regarded as difficult could have detrimental effects on our Bank's net asset, financial and earnings position.

It is uncertain whether the regional focus on Germany can be fully or at least largely offset through investments in the Benelux countries and/or Scandinavia or in selected niche markets or through the future function of HVB AG as a centre of competence for investment banking for the entire UniCredit Group.

As a result of the above-named gains on disposal, HVB AG is in a position to expand its existing investment banking business and in particular to integrate the investment banking activities of other units of the UniCredit Group into HVB Group. However, the pooling of all investment banking activities within the UniCredit Group could also result in risks over and above those resulting from tying up equity capital. This is because investment banking generally involves not only greater earnings opportunities, but also greater risks and more exposure to cyclical effects than conventional banking activities.

The possible difficulties listed above could individually or cumulatively have negative effects on the financial situation of our Bank.

Hard-fought marketplace

Our Bank must face up to intense competition as a result of focussing on the market for financial services in Germany and investment banking. This is the case especially in commercial banking in HVB AG's core market, in particular due to excess capacity in the retail banking business. In these markets, HVB AG is competing against public sector banks and co-operative banks as well as other private sector German and international banks, some of which – as in the case of certain public-sector banks – are still backed by state guarantees.

Through the new corporate structure, HVB Group intends to further improve its market position and income situation. Nevertheless, it is possible that a further increase in the intensity of competition – triggered, for instance, by further national or cross-border bank mergers – could have negative effects on the net asset, financial and earnings position of HVB AG.

Income Statement

For the year ended December 31, 2006

Expenses	€ millions	€ millions	2006 € millions	2005 € millions
1 Interest payable			9,370	8,569
2 Fees and commissions payable			319	279
3 Net loss on financial operations			—	—
4 General administrative expense				
a) personnel expense				
aa) wages and salaries	1,478			1,461
ab) social security costs and expenses for				
pensions and other employee benefits	400			385
		1,878		1,846
including: for pensions				
€183 million				(179)
b) other administrative expenses		1,384		1,427
			3,262	3,273
5 Depreciation and amortisation on intangible assets,				
and on property, plant and equipment			124	157
6 Other operating expenses			298	301
7 Write-downs and provisions for losses on loans,				
advances and securities, and additions to provisions				
for losses on guarantees and indemnities			1,735	2,164
8 Write-downs on participating interests,				
shares in affiliated companies,				
and investment securities			—	—
9 Expenses from absorbed losses			230	422
10 Extraordinary expenses			—	555
11 Transfers to the special fund for general banking risks				
pursuant to Section 340g, Commercial Code			—	1
12 Taxes on income			150	230
13 Other taxes, unless shown under				
'Other operating expenses'			5	6
14 Net income			1,242	993
Total expenses			**16,735**	**16,950**

Income	€ millions	2006 € millions	2005 € millions
1 Interest income from			
a) loans and money market operations	10,351		10,054
b) fixed-income securities and government-inscribed debt	1,814		1,261
		12,165	11,315
2 Current income from			
a) equity securities and other variable-yield securities	390		264
b) participating interests	135		97
c) shares in affiliated companies	182		491
		707	852
3 Income earned under profit-pooling			
and profit-and-loss transfer agreements		427	84
4 Fees and commissions receivable		1,783	1,674
5 Net profit on financial operations		225	395
6 Write-ups on bad and doubtful debts and on certain			
securities as well as release of provisions for losses on			
guarantees and indemnities		931	1,146
7 Write-ups on participating interests,			
shares in affiliated companies and			
investment securities		305	1,310
8 Other operating income		192	174
Total income		**16,735**	**16,950**
1 Net income		1,242	993
2 Withdrawal from retained earnings			
a) from legal reserve	—		—
b) from reserve for treasury stock	1		—
c) from other retained earnings	—		—
		1	—
3 Transfer to retained earnings			
a) to legal reserve	—		—
b) to reserve for treasury stock	—		2
c) to other retained earnings	621		800
		621	802
4 Profit available for distribution		622	191

Balance Sheet

At December 31, 2006

Assets	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
1 Cash reserve			
a) cash on hand	501		420
b) balances with central banks	2,427		2,907
including: with Deutsche Bundesbank			
€2,320 million			(1,139)
		2,928	3,327
2 Treasury bills and other bills eligible			
for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and			
similar securities issued by public authorities	193		22
including: eligible for refinancing with			
Deutsche Bundesbank			
€192 million			(21)
b) bills of exchange	20		151
including: eligible for refinancing with			
Deutsche Bundesbank			
€20 million			(151)
		213	173
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	16,467		17,442
b) other loans and advances	39,887		39,642
		56,354	57,084
including: mortgage loans			
€— million			(3)
municipal loans			
€478 million			(537)
4 Loans and advances to customers		150,528	161,570
including: mortgage loans			
€79,634 million			(91,079)
municipal loans			
€13,862 million			(15,462)
other loans secured by			
real-estate liens			
€5,322 million			(6,728)
Amount carried forward:		210,023	222,154

Liabilities		€ millions	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
1 Amounts owed to other banks					
a) repayable on demand			25,232		17,501
b) with agreed maturity dates or periods of notice			72,621		78,283
				97,853	95,784
including:	registered mortgage bonds in issue				
	€2,615 million				(3,198)
	registered public-sector bonds in issue				
	€698 million				(871)
	bonds given to lender as				
	collateral for funds borrowed:				
	registered mortgage bonds				
	€24 million				(13)
	and registered public-sector bonds				
	€12 million				(27)
2 Amounts owed to other depositors					
a) savings deposits					
aa) with agreed period of notice of three months		13,528			16,288
ab) with agreed period of notice					
of more than three months		152			185
			13,680		16,473
b) registered mortgage bonds in issue			11,895		12,777
c) registered public-sector bonds in issue			3,368		4,354
d) other debts					
da) repayable on demand		37,621			37,579
db) with agreed maturity dates or periods of notice		37,413			33,327
including:	bonds given to lender as				
	collateral for funds borrowed:				
	registered mortgage bonds				
	€238 million				(437)
	and registered public-sector bonds				
	€90 million				(244)
			75,034		70,906
				103,977	104,510
Amount carried forward:				201,830	200,294

Assets	€ millions	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
Amount brought forward:			210,023	222,154
5 Debt securities and other				
fixed-income securities				
a) money market paper				
aa) issued by public authorities	210			92
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€124 million				(89)
ab) issued by other borrowers	468			845
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€303 million				(304)
		678		937
b) bonds and notes				
ba) issued by public authorities	12,129			13,208
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€10,030 million				(10,250)
bb) issued by other borrowers	43,965			35,140
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€21,613 million				(17,495)
		56,094		48,348
c) own debt securities		9,541		5,044
nominal value €9,880 million				(4,862)
			66,313	54,329
6 Equity securities and other variable-yield securities			24,091	15,538
7 Participating interests			1,258	1,129
including: in banks				
€19 million				(23)
in financial service institutions				
€— million				(—)
8 Shares in affiliated companies			10,728	10,523
including: in banks				
€8,432 million				(8,105)
in financial service institutions				
€100 million				(98)
Amount carried forward:			312,413	303,673

Liabilities	€ millions	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
Amount brought forward:			201,830	200,294
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	28,438			33,157
ab) public-sector bonds	3,027			3,690
ac) other bonds	40,069			33,553
		71,534		70,400
b) other liabilities evidenced by paper		3		1
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€3 million				(1)
			71,537	70,401
4 Trust liabilities			459	569
including: loans taken out on a trust basis				
€459 million				(556)
5 Other liabilities			20,911	14,836
6 Deferred income				
a) from issuing and lending operations		195		266
b) other		344		367
			539	633
7 Provisions				
a) provisions for pension fund and similar obligations		1,475		1,414
b) tax provisions		560		478
c) other provisions		1,823		1,788
			3,858	3,680
8 Subordinated liabilities			8,664	9,022
9 Participating certificates outstanding			614	716
including: those due in less than two years				
€409 million				(102)
10 Fund for general banking risks			291	291
Amount carried forward:			308,703	300,442

Balance Sheet continued

Assets	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
Amount brought forward:		312,413	303,673
9 Trust assets		459	569
including: loans granted on a trust basis			
€459 million			(556)
10 Intangible assets		290	285
11 Property, plant and equipment		383	389
12 Treasury stock		1	2
nominal value €— million			(—)
13 Other assets		7,923	7,149
14 Prepaid expenses			
a) from issuing and lending operations	293		349
b) other	123		157
		416	506
Total assets		**321,885**	**312,573**

Liabilities	€ millions	€ millions	Dec. 31, 2006 € millions	Dec. 31, 2005 € millions
Amount brought forward:			308,703	300,442
11 Shareholders' equity				
a) subscribed capital		2,252		2,252
divided into:				
736,145,540 shares of common bearer stock				
14,553,600 shares of registered non-voting stock				
b) additional paid-in capital		8,886		8,886
c) retained earnings				
ca) legal reserve	—			—
cb) reserve for treasury stock	1			2
cc) other retained earnings	1,421			800
		1,422		802
d) profit available for distribution		622		191
			13,182	12,131
Total liabilities and shareholders' equity			**321,885**	**312,573**
1 Contingent liabilities				
a) contingent liabilities on rediscounted				
bills of exchange credited to borrowers		—		—
b) liabilities on guarantees and				
indemnity agreements		30,414		31,441
c) contingent liabilities on assets pledged				
as collateral for third-party debts		—		—
			30,414	31,441
2 Other commitments				
a) commitments from the sale of assets				
subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		38,475		35,288
			38,475	35,288

General information

Legal basis

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2006 financial year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Pfandbrief Act (PfandBG) and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the key sectors served by commercial and mortgage banks.

The Bank has published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvbgroup.com/compliance.

Accounting, valuation and disclosure

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the default risk has ceased, or used if the receivable is classified as irrecoverable and written off.

The Bank makes general provisions for losses on specific loans or sets aside provisions for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 81.7% held for trading purposes, 17.2% held for liquidity purposes and 1.1% investment securities on the balance sheet date.

Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for liquidity purposes are valued strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for liquidity purposes structured in portfolios are treated in accordance with the valuation-unit principles.

Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions.

For accounting purposes, securities held for trading purposes are grouped together with other financial contracts held for trading purposes to form portfolios, which are valued in accordance with a modified mark-to-market method. Trading portfolios and contracts are valued at market prices less computed potential loss of the portfolio (value-at-risk discount) – where there is a positive valuation difference – to ensure that no unrealised gains from outstanding positions are recognised in the income statement. The Bank makes allowance for the principle of prudence by limiting this procedure to the actively managed portfolios in the trading book and applying a value-at-risk discount to take account of future uncertainties. These are not uncertainties that arise when determining the fair value stated. Applying the value-at-risk discount gives a value that protects the Bank against potential loss positions that it is essential to square or execute within a defined period.

The valuation results for securities and derivatives are calculated on the basis of either external price sources (e.g. stock exchanges or other price providers like Reuters) or market prices determined using internal valuation models (mark-to-model). For the most part, prices from external sources are used to calculate the valuation results of securities. Derivatives are primarily valued on the basis of valuation models. The parameters for the Bank's internal valuation models (e.g. yield curves, volatilities, spreads, etc.) are taken from external sources and checked for validity and correctness by the Risk Control unit.

The method used to determine fair values for financial instruments with regard to incorporating risks in the model assumptions has been refined and so-called fair-value discounts applied in this respect for certain financial instruments. The fair-value discount takes account of the following three factors:

- Close-out costs: Fair-value discount for costs that might arise when liquidating positions in everyday operations.
- Less liquid positions: Fair-value discount for products in less liquid markets, as it might not be possible to realise the current fair value when liquidating a position.
- Model risks: Fair-value discount for the uncertainty inherent in the valuation parameters and assumptions in the valuation model used.

Introducing a fair-value discount helps to enhance the quality of the fair values we use from external sources and our valuation models. The fair-value discount applies the factors listed above to all fair values. Incorporating these factors adjusts the marked-to-market amounts to reflect the gains actually expected.

Exhaustive information about the Bank's off-balance-sheet financial contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent impairment – at the lower fair value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

General information continued

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out respective expense and income items which also contain the results from the disposal of financial assets.

Software is disclosed under intangible assets (asset item 10). Software is valued at cost, with scheduled amortization taken over an expected useful life of three to five years.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the income statement for additions to furniture and office equipment in the year of acquisition.

Liabilities (liability items 1 to 3, 8 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set aside in the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 6a, German Income Tax Regulations, such provisions are based on present values. Compliant with Section 8a of the German Partial Retirement Act (Altersteilzeitgesetz), employee credits for part-time working pre-retirement are secured by pledging securities to the trustee.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. Compliant with Section 274 (2), German Commercial Code, any remaining asset balance is not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

Foreign currencies

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the income statement. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets aside provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

Notes to the Balance Sheet

Breakdown by maturity of selected asset items

€ millions			2006	2005
A 3 b)	Other placements with, and loans and advances to banks			
	with residual maturity of	less than 3 months	30,339	29,854
		at least 3 months but less than 1 year	1,906	2,390
		at least 1 year but less than 5 years	4,792	4,808
		5 years or more	2,850	2,590
A 4)	Loans and advances to customers			
	with residual maturity of	less than 3 months	12,433	13,128
		at least 3 months but less than 1 year	9,699	8,894
		at least 1 year but less than 5 years	30,250	31,014
		5 years or more	84,139	92,824
	no fixed maturity		14,007	15,710
A 5)	Debt securities and other fixed-income securities amounts: due in the following year		6,369	9,643

Breakdown by maturity of selected liability items

€ millions			2006	2005
L 1 b)	Amounts owed to other banks			
	with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	48,327	48,451
		at least 3 months but less than 1 year	5,432	10,214
		at least 1 year but less than 5 years	11,825	11,972
		5 years or more	7,037	7,646
	Amounts owed to other depositors			
L 2 ab)	Savings deposits with agreed periods of notice			
	with residual maturity of	less than 3 months	6	6
		at least 3 months but less than 1 year	44	60
		at least 1 year but less than 5 years	102	119
		5 years or more	—	—
L 2 c)	registered public-sector bonds in issue,			
L 2 db)	other debts with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	26,345	20,550
		at least 3 months but less than 1 year	3,192	4,564
		at least 1 year but less than 5 years	8,242	9,978
		5 years or more	14,897	15,366
	Liabilities evidenced by paper			
L 3 a)	Debt securities in issue: amounts due in the following year		23,876	24,687
L 3 b)	Other liabilities evidenced by paper			
	with residual maturity of	less than 3 months	3	1
		at least 3 months but less than 1 year	—	—
		at least 1 year but less than 5 years	—	—
		5 years or more	—	—

Notes to the Balance Sheet continued

Amounts receivable from and payable to affiliates and companies in which participating interests are held

€ millions	AFFILIATES 2006	AFFILIATES 2005	PARTICIPATING INTERESTS 2006	PARTICIPATING INTERESTS 2005
Placements with, and loans and advances to, other banks	16,631	20,069	116	126
Loans and advances to customers	3,106	3,356	1,404	2671
Debt securities and other fixed-income securities	909	869	205	176
Amounts owed to other banks	24,682	18,876	155	140
Amounts owed to other depositors	4,889	4,684	3,266	2923
Liabilities evidenced by paper	2,959	4,011	70	118
Subordinated liabilities	1,642	1,723	—	—

Trust business

Trust business assets and liabilities break down as follows:

€ millions	2006	2005
Placements with, and loans and advances to,		
other banks	247	334
Loans and advances to customers	212	222
Equity securities and other variable-yield securities	—	—
Participating interests	—	13
Other assets	—	—
Trust assets	**459**	**569**

Amounts owed to other banks	8	9
Amounts owed to other depositors	52	56
Liabilities evidenced by paper	399	504
Trust liabilities	**459**	**569**

Foreign-currency assets and liabilities

67.3% of the Bank's foreign-currency holdings consist of U.S. dollars, 14.6% of pounds sterling and 6.7% of yen.

€ millions	2006	2005
Assets	55,067	51,846
Debt	48,015	47,751

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

Subordinated asset items

The following balance sheet items contain subordinated assets:

€ millions	2006	2005
Placements with, and loans and advances to,		
other banks	1,678	1,466
Loans and advances to customers	444	366
Debt securities and other fixed-income securities	2,472	1,149
Equity securities and other variable-yield securities	89	107
thereof: own participating certificates in		
market-smoothing portfolio	2	2

Marketable debt and equity securities

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	TOTAL MARKETABLE SECURITIES 2006	TOTAL MARKETABLE SECURITIES 2005	OF WHICH: LISTED 2006	OF WHICH: LISTED 2005	OF WHICH: UNLISTED 2006	OF WHICH: UNLISTED 2005
Debt securities and other fixed-income securities	66,313	54,329	52,150	46,770	14,163	7,559
Equity securities and other variable-yield securities	19,756	11,397	19,099	11,379	657	18
Participating interests	548	474	547	473	1	1
Shares in affiliated companies	6,892	6,892	6,892	6,892	—	—

All securities held for trading purposes are valued using a modified mark-to-market method (see "Accounting, valuation and disclosure" above). The difference between the acquisition cost and fair value of the securities held for trading purposes amounts to €145 million. It should be noted, however, that the securities held for trading purposes are normally hedged using derivatives as part of the Bank's hedging strategy and the fair values of the derivatives have opposite effects.

A fair-value discount has been taken to the income statement for risks in the model assumptions (see also the section entitled "Accounting, valuation and disclosure"). For holdings in the trading book, this discount is shown under net profit from financial operations. For other holdings of securities and derivatives, it is shown under write-downs and provisions for losses on loans, advances and securities, and additions to provisions for losses on guarantees and indemnities.

Treasury stock

At December 31, 2006, neither HVB AG nor any controlled companies nor any companies in which a majority interest is held had significant holdings of shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

The purchase of treasury stock during the reporting period from January 1 to May 23, 2006 was carried out on the basis of the authorisation issued under the resolutions passed at the Bank's Annual General Meeting of Shareholders on May 12, 2005, and for the period from May 24 to December 31, 2006 was carried out on the basis of the authorisation issued under the resolutions passed at the Bank's Annual General Meeting of Shareholders on and May 23, 2006, compliant with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 German Stock Corporation Act, a total of 3,625,295 shares of treasury stock were purchased by HVB AG and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 3,201,833 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €30.27 per share and resold at an average price of €30.51 per share. The shares purchased during the period under review amounted to an equivalent of €11 million or 0.5% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 81,368, equivalent to €0.2 million or 0.01% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 76,175 shares as collateral as of December 31, 2006. This represents €0.2 million or 0.01% of capital stock.

Notes to the Balance Sheet continued

Analysis of non-current assets

€ millions	ACQUISITION/ PRODUCTION COST 1	ADDITIONS DURING FISCAL YEAR 2	DISPOSALS DURING FISCAL YEAR 3	RECLASSIFICATIONS DURING FISCAL YEAR[2] 4
Intangible assets	533	84	19	(2)
thereof: Goodwill	—	—	—	—
Software	533	84	19	(2)
Property, plant and equipment	714	53	89	(18)
thereof: Land and buildings used by the Bank in its operations	307	1	3	(13)
Furniture and office equipment	407	52	86	(5)
Other	25	—	—	(2)
	ACQUISITION COST			CHANGES +/–[1]
Participating interests	1,788			(530)
Shares in affiliated companies	11,212			(484)
Investment securities	1,919			(923)

1 Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions.
2 The "Reclassifications during fiscal year" column shows property classified as current assets as well as the changes in value as a result of currency translation.

Intangible assets

Compliant with IDW RS HFA 11, system and application software is shown under intangible assets.

Non-scheduled amortisation is taken on unused software developments.

Other assets

€ millions	2006	2005
Premiums paid on options pending	5,780	4,996
Claims to dividends	600	539
Collection paper, such as checks, matured debentures, interest and dividend coupons	185	305
Equalization item for revaluation of tied currency positions	321	235
Capital investments with life insurers	204	215
Merger-related differences in market values of VuW portfolios	139	194
Claims to tax reimbursements	234	173
Offsetting valuation item from assets held for trading purposes	37	35
Shares for resale	1	1
Purchase price receivables	19	—

Prepaid expenses

€ millions	2006	2005
Discounts on funds borrowed	289	339
Premiums on amounts receivable	4	10

Assets assigned or pledged as security for own liabilities

Assets totalling €35,791 million were assigned or pledged as security for the following liabilities:

€ millions	2006	2005
Amounts owed to other banks	28,796	32,781
Amounts owed to other depositors	5,520	4,892
Provisions for pension fund and similar obligations	1,475	1,414

Examples of own liabilities for which the Bank provides collateral are special credit facilities provided by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions.

WRITE-UPS DURING FISCAL YEAR 5	DEPRECIATION/ AMORTISATION ACCUMULATED 6	SCHEDULED DEPRECIATION/ AMORTISATION DURING FISCAL YEAR 7	NON-SCHEDULED DEPRECIATION/AMORTISATION DURING FISCAL YEAR 8	NET BOOK VALUE Dec. 31, 2006 9	NET BOOK VALUE Dec. 31, 2005 10
—	306	58	—	290	285
—	—	—	—	—	—
—	306	58	—	290	285
—	277	(48)	—	383	389
—	42	10	—	250	274
—	235	(58)	—	133	115
—	—	—	—	23	25
				NET BOOK VALUE Dec. 31, 2006	NET BOOK VALUE Dec. 31, 2005
				1,258	1,129
				10,728	10,523
				996	1,919

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a book value of €25,565 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

In setting up a contractual trust arrangement (CTA), the Bank transferred assets and collateral to the asset administrator to hedge obligations regarding pre-retirement part-time work. Pursuant to Section 8a of the German Partial Retirement Act (Altersteilzeitgesetz), employers are required to hedge credit balances exceeding three times the amount of normal earnings, including the associated employer's contribution to the total social security charge, against the risk of insolvency. Recognized provisions and obligations to cover the costs of other group companies are not considered suitable means of security.

Other liabilities

€ millions	2006	2005
Premiums received on options pending	8,129	6,046
Liabilities from short securities positions	10,154	5,245
Obligations arising from debts assumed	1,513	1,492
Offsetting valuation item for assets held for trading purposes	242	762
Liabilities from allowances paid to and losses absorbed from subsidiaries	230	415
Offsetting item for swaps and tied currency positions	105	134
Merger-related differences in market values of VuW portfolios	94	132
Accrued interest on participating certificates outstanding	41	50

Deferred income

Discounts on amounts receivable shown at nominal value totalled €160 million.

Notes to the Balance Sheet continued

Provisions

Other provisions include the following items:

€ millions	2006	2005
Provisions for losses on guarantees and indemnities	248	321
Anticipated losses on pending transactions	177	147
Provisions for uncertain liabilities	1,163	956
of which:		
Bonuses on savings plans	22	26
Anniversary bonus payments	79	79
Payments for early retirement, pre-retirement part-time working, etc.	59	73
Payments to employees	424	349
Restructuring provisions	235	364
Total other provisions	**1,823**	**1,788**

Subordinated liabilities

This item includes accrued interest of €27 million. The Bank incurred interest expenses of €459 million in 2006.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or Tier III capital.

In 2006, no single item exceeded 10% of total subordinated liabilities.

Participating certificates outstanding

The following table shows the breakdown of participating certificates outstanding:

ISSUER	WKN	YEAR OF ISSUE	TYPE	NOMINAL AMOUNT	INTEREST RATE	MATURITY
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Bearer participating certificates	409	6.75	2007
2 Bayerische Hypo- und Vereinsbank AG	788119	2001	Bearer participating certificates	100	6.30	2011
3 Bayerische Hypo- und Vereinsbank AG	HVOCLA	2004	Bearer participating certificates	10	6.78	2010
4 Bayerische Hypo- und Vereinsbank AG	HVOCLB	2004	Bearer participating certificates	10	6.90	2011
5 Bayerische Hypo- und Vereinsbank AG	HVOCLL	2004	Bearer participating certificates	10	7.08	2010
6 Bayerische Hypo- und Vereinsbank AG	HVOCLP	2004	Bearer participating certificates	10	7.20	2010
7 Bayerische Hypo- und Vereinsbank AG	HVOCLQ	2004	Bearer participating certificates	10	7.20	2010
8 Bayerische Hypo- und Vereinsbank AG	HVOCLC	2004	Bearer participating certificates	8	6.90	2011
9 Bayerische Hypo- und Vereinsbank AG	HVOCLD	2004	Bearer participating certificates	6	6.90	2011
10 Bayerische Hypo- und Vereinsbank AG	HVOCLF	2004	Bearer participating certificates	5	6.90	2011
11 Bayerische Hypo- und Vereinsbank AG	HVOCLG	2004	Bearer participating certificates	5	6.90	2011
12 Bayerische Hypo- und Vereinsbank AG	HVOCLH	2004	Bearer participating certificates	5	6.93	2011
13 Bayerische Hypo- und Vereinsbank AG	HVOCLJ	2004	Bearer participating certificates	5	6.93	2011
14 Bayerische Hypo- und Vereinsbank AG	HVOCLK	2004	Bearer participating certificates	5	6.98	2011
15 Bayerische Hypo- und Vereinsbank AG	HVOCLM	2004	Bearer participating certificates	5	7.08	2010
16 Bayerische Hypo- und Vereinsbank AG	HVOCLN	2004	Bearer participating certificates	5	7.08	2010
17 Bayerische Hypo- und Vereinsbank AG	HVOCLR	2004	Bearer participating certificates	5	6.93	2011
18 Bayerische Hypo- und Vereinsbank AG	HVOCLE	2004	Bearer participating certificates	1	6.90	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year. In the event of the interest payment being reduced, the shortfall is to be repaid in the subsequent financial years, provided this does not result in a net loss for the year; a claim to repayment only exists, however, during the term of the participating certificates. Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately. Where net profits are generated in the subsequent financial years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

For the Bank, the participating certificates listed as 1 and 2 to 18 are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

Shareholders' Equity and List of Holdings

Analysis of shareholders' equity shown in the balance sheet

	€ millions	€ millions
Subscribed capital		
Balance at January 1, 2006	2,252	
Balance at December 31, 2006		2,252
Additional paid-in capital		
Balance at January 1, 2006	8,886	
Balance at December 31, 2006		8,886
Retained earnings		
Legal reserve		
Balance at January 1, 2006	—	
Balance at December 31, 2006		—
Reserve for treasury stock		
Balance at January 1, 2006	2	
Reversal of reserve for treasury stock	(1)	
Balance at December 31, 2006		1
Other retained earnings		
Balance at January 1, 2006	800	
Transfer from net income	621	
Balance at December 31, 2006		1,422
Profit available for distribution		
Balance at January 1, 2006	—	
Net income	1,242	
Reversal of reserve for treasury stock	1	
Transfer from net income to other retained earnings	(621)	
Balance at December 31, 2006		622
Shareholders' equity at December 31, 2006		13,182

Authorized capital increase

YEAR AUTHORISED	AVAILABLE UNTIL	ORIGINAL AMOUNT € millions	DEC. 31, 2006 € millions
2004	April 29, 2009	990	990

The resolution adopted at the Annual General Meeting of Shareholders on April 29, 2004 with regard to the release of the remaining €137 million and the simultaneous approval of a new amount of €990 million was entered in the Commercial Register on December 18, 2006.

Conditional capital

YEAR AUTHORISED	AVAILABLE UNTIL	ORIGINAL AMOUNT € millions	DEC. 31, 2006 € millions
2003	May 14, 2008	375	375

Holdings of Bayerische Hypo- und Vereinsbank AG stock in excess of 5%

in %	2006	2005
UniCredito Italiano S.p.A.	93.9[1]	93.9

1 pursuant to German Securities Trading Act (WpHG) notification of November 22, 2005

On January 23, 2007, UniCredito Italiano S.p.A. announced that it held 95% of the capital stock of HVB AG and intended to initiate a squeeze-out procedure.

Compliant with Section 271 (2) of the German Commercial Code, HVB AG is an affiliated company of UniCredito Italiano S.p.A., Genoa (UniCredit), and is included in the consolidated financial statements of UniCredit, which can be obtained from UniCredito Italiano S.p.A., via Dante 1, Genoa, Italy.

Holdings pursuant to Section 285 No. 11 and 11a, German Commercial Code

The Bank has made use of the option set forth in Section 287 of the German Commercial Code. The separate, complete list of holdings as part of the notes to the annual financial statements is filed in the Commercial Register in Munich and can be called up on the Bank's website: www.hvb.com/holdings.

Notes to the Income Statement

The condensed income statement is shown with the Management Report.

Services performed for third parties
The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts and investment funds.

Breakdown of income by region
The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2006	2005
Germany	12,808	12,383
Rest of Europe	1,604	1,230
Americas	635	507
Asia	452	374

Breakdown of other operating income and expenses
Other operating expenses includes the following:
- additions to provisions other than provisions for lending and securities operations (€120 million),
- expenses for rent guarantees (€70 million),
- depreciation of other assets, and
- amounts for social facilities and personnel costs.

In addition, other operating income includes income from the reversal of provisions other than provisions for lending and securities operations (€90 million), and personnel costs and costs of materials passed on.

Taxes on income
The total for taxes on income relates to earnings from ordinary business.

Net income
HVB AG generated net income of €1,242 million in 2006. €621 million of the profit available for distribution is earmarked for transfer to other retained earnings. €1 million of the reserve for treasury stock set aside in 2005 has been released. The Bank will propose to the Annual General Meeting of Shareholders in June 2007 that the remaining profit available for distribution of €622 million be used to pay a dividend of €301 million and that an amount of €321 million will be transferred to other retained earnings. The dividend payout amounts to €0.40 per share of common stock and share of preferred stock (€300 million) and an advance dividend of €0.064 per share of preferred stock (€1 million).

Other Information

Contingent liabilities and other financial commitments
The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totalling €30,414 million:

€ millions	2006	2005
Loan guarantees	10,900	9,186
Guarantees and indemnities	16,781	19,419
Documentary credits	2,733	2,836

Irrevocable lending commitments totalling €38,475 million break down as follows:

€ millions	2006	2005
Book credits	34,644	31,707
Mortgage and municipal loans	1,161	1,054
Guarantees	2,600	2,390
Bills of exchange	70	137

Other financial commitments arising from real estate and IT operations total €312 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods, and no charges have been put off to future years.

At the balance sheet date, the Bank had pledged securities worth €12,503 million as collateral for transactions with Eurex Frankfurt AG, Frankfurt am Main, Clearstream Banking S.A., Luxembourg, and Clearstream Banking AG, Frankfurt am Main.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been set aside in the income statement to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €549 million at year-end 2006, and similar obligations for shares in cooperatives totalled €1 million. Under Section 22 (3) and Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three companies for an aggregate of €1 million.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €8 million with regard to CMP Fonds I GmbH at year-end 2006. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in four partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiary in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Auditor's fees
The following table shows the breakdown of fees paid to the auditor KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, recognized as expense in the year under review:

€ millions	2006	2005
Fees for		
Auditing of the financial statements	7	7
Other auditing or appraisal services	1	1
Tax consulting services	—	—
Other services	3	3

Statement of Responsibility

HVB AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg
mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Vienna
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

1 The company provides a Statement of Responsibility with the same wording for direktanlage.at, Salzburg, in its annual report.

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during the 2006 financial year or an earlier financial year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are no longer covered by either the above Statement of Responsibility or by Statements of Responsibility provided earlier.

HVB AG no longer issues a Statement of Responsibility covering
- Bank Austria Creditanstalt Aktiengesellschaft, Vienna or
- HVB Bank Latvia AS, Riga

which left HVB Group on January 9 and January 10, 2007, respectively, and
- Joint Stock Commercial Bank HVB Bank Ukraine, Kiev, with regard to which the transfer of shares is expected to take place at the end of the first quarter of 2007

but for which previous Annual Reports of HVB AG carried Statements of Responsibility. Liabilities of these companies accruing after they left HVB Group at the date stated in each case are no longer covered by previously issued Statements of Responsibility.

Key capital ratios

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and Tier III capital totalling €18,317 million.

The liable funds consist of core capital (Tier I) and supplementary capital (Tier II) totalling €17,912 million.

Derivative financial instruments

Detailed information on the Bank's derivative financial instruments, complete with itemized breakdowns of the nominal amounts, fair values and counterparty structure, is shown in the Risk Report.

Other Information continued

Employees

The average number of staff employed was as follows:

	2006	2005
Staff (excluding trainees)	19,487	20,343
of whom: full-time	15,401	16,223
part-time	4,086	4,120
Trainees	1,151	1,077

The staff's length of service was as follows:

In %	WOMEN (EXCLUDING TRAINEES)	MEN	2006 TOTAL	2005 TOTAL
25 years or more	13.5	19.1	16.0	15.9
15 to 25 years	26.5	21.7	24.4	21.0
10 to 15 years	20.0	14.9	17.7	19.9
5 to 10 years	17.4	17.7	17.5	18.1
less than 5 years	22.6	26.6	24.4	25.1

Emoluments

€ millions	2006	2005
Members of the Management Board	10	16
Members of the Supervisory Board	1	1
Former members of the Management Board and their surviving dependants	11	12

At December 31, 2006, the Bank had pension provisions for former members of the Management Board and their surviving dependants totalling €92 million (2005: €90 million) calculated in accordance with Section 6a of the German Income Tax Act using actuarial principles.

Loans to executive board members

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

€ millions	2006	2005
Members of the Management Board	5	1
Members of the Supervisory Board	1	1

EXECUTIVE BOARDS

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf
since March 9, 2006

Sergio Ermotti
since August 22, 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley
since January 1, 2007

Anton Hofer
until December 31, 2006

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
until March 8, 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
until August 21, 2006

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
until August 31, 2006

Willibald Cernko
since February 23, 2006

Jan-Christian Dreesen
until February 9, 2006

Rolf Friedhofen

Heinz Laber

Dr Stefan Schmittmann
(deputy Board member until September 11, 2006)

Ronald Seilheimer

Matthias Sohler

Dr Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese

Andreas Wölfer

List of executives and outside directorships[1]

Supervisory Board

NAME OCCUPATION PLACE OF RESIDENCE	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER GERMAN COMPANIES	POSITIONS ON COMPARABLE BOARDS OF GERMAN AND FOREIGN COMPANIES
Alessandro Profumo Chief Executive Officer of UniCredito Italiano S.p.A., Milan, Chairman	Deutsche Börse AG, Frankfurt am Main	Bank Austria Creditanstalt Aktiengesellschaft, Vienna (chairman)[2] UniCredit Banca Mobiliare S.p.A. (UBM), Milan (chairman)[2] UniCredit Banca S.p.A., Bologna[2] UniCredit Banca d'Impresa S.p.A., Verona[2] UniCredit Private Banking S.p.A., Turin[2] Mediobanca, Milan
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Haar-Salmdorf, Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G.
Dr Lothar Meyer Chairman of the Management Board of ERGO Versicherungsgruppe AG, Bergisch Gladbach, Deputy Chairman	DKV Deutsche Krankenversicherung AG, Cologne (chairman)[2] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[2] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[2] Victoria Krankenversicherung AG, Düsseldorf (chairman)[2] Victoria Lebensversicherung AG, Düsseldorf (chairman)[2] Victoria Versicherung AG, Düsseldorf (chairman)[2] ERGO International AG, Düsseldorf (chairman)[2]	
Aldo Bulgarelli Attorney, Verona		
Beate Dura-Kempf Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf, since March 9, 2006		
Sergio Ermotti Head of Markets & Investment Banking, member of the Management Committee of UniCredito Italiano S.p.A., Collina d'Oro, since August 22, 2006		Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] UniCredit Banca Mobiliare S.p.A. (UBM), Milan[2]
Paolo Fiorentino Head of Global Banking Services Division, member of the Management Committee of UniCredito Italiano S.p.A.		Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] Bank Pekao SA, Warsaw (deputy chairman)[2] I-Faber S.p.A., UniCredit Banca S.p.A., Bologna[2] UniCredit Global Information Service S.p.A., Milan[2] UniCredit Private Banking S.p.A., Turin[2] UniCredit Produzioni Accentrate S.p.A., Milan (chairman)[2] UniCredit Real Estate S.p.A., Milan[2]

1 As of January 31, 2007
2 Group directorship

Supervisory Board

NAME OCCUPATION PLACE OF RESIDENCE	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER GERMAN COMPANIES	POSITIONS ON COMPARABLE BOARDS OF GERMAN AND FOREIGN COMPANIES
Dario Frigerio Head of Private Banking and Asset Management Division, member of the Management Committee of UniCredito Italiano S.p.A., Milan		Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] Pioneer Global Asset Management S.p.A., Milan[2] UniCredit Private Banking S.p.A., Turin[2] Pioneer Investment Management Ltd., Dublin[2] Pioneer Investment Management SGRp.A., Milan[2] Pioneer Alternative Investment Management, Dublin[2] Pioneer Investment Management USA Inc., Boston[2] Capital Italia Luxembourg SICAV
Klaus Grünewald FB1 unit manager in the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V., Gröbenzell	Fiducia IT AG, Karlsruhe	
Günter Guderley Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Goldbach, since January 1, 2007		
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Nuremberg		
Friedrich Koch Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich		
Ranieri de Marchis Chief Financial Officer, member of the Management Committee of UniCredito Italiano S.p.A., Milan		UniCredit Real Estate S.p.A., Milan[2], until October 30, 2006 Koç Finansal Hizmetler AS, Istanbul[2] Yapi Kredi Bankasi AS, Istanbul[2] Bank BPH S.A., Warsaw, since June 6, 2006
Herbert Munker Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Leinburg, until March 8, 2006		Pensionskasse der HypoVereinsbank, Munich
Roberto Nicastro Head of Retail Division, member of the Management Committee of UniCredito Italiano S.p.A., Milan		Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] UniCredit Clarima Banca S.p.A., Milan[2] CreditRas Assicurazioni S.p.A., Milan[2] CreditRas Vita S.p.A., Milan[2] UniCredit Banca S.p.A., Bologna[2]

1 As of January 31, 2007
2 Group directorship

List of executives and outside directorships[1] continued

Supervisory Board

NAME OCCUPATION PLACE OF RESIDENCE	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER GERMAN COMPANIES	POSITIONS ON COMPARABLE BOARDS OF GERMAN AND FOREIGN COMPANIES
Vittorio Ogliengo Head of Corporate Division, member of the Management Committee of UniCredito Italiano S.p.A., Parma		UniCredit Banca d'Impresa S.p.A., Verona[2] LOCAT S.p.A., Bologna[2]
Carlo Salvatori Chairman until January 11, 2006 and member of the Board of Directors of UniCredito Italiano S.p.A. until August 2, 2006 Managing Director of Unipol Assicurazioni, Parma, since June 30, 2006, until August 21, 2006		Mediobanca, Milan (deputy chairman)[2] R.A.S. – Riunione Adriatica di Sicurtà, Milan Enia, Parma
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research, Gauting	Thüga AG, Munich	
Maria-Magdalena Stadler Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Pullach		
Ursula Titze Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Neusäß		
Jens-Uwe Wächter Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten		
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld		

1 As of January 31, 2007
2 Group directorship

Management Board

NAME	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER GERMAN COMPANIES	POSITIONS ON COMPARABLE BOARDS OF GERMAN AND FOREIGN COMPANIES
Johann Berger until August 31, 2006	Bavaria Film GmbH, Munich, until December 31, 2006	Bavaria Filmkunst GmbH, Munich, until December 31, 2006
Willibald Cernko since February 23, 2006	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich (chairman)[2] PlanetHome AG, Munich (chairman)[2] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[2]	Asset Management GmbH, Vienna (chairman)[2] Bank Austria Creditanstalt Finanzservice GmbH, Vienna (chairman)[2] Bank Austria Creditanstalt Leasing GmbH, Vienna (deputy chairman)[2] Bank Austria Creditanstalt Versicherung AG, Vienna (deputy chairman) Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck Bankprivat AG, Wien (chairman)[2] Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg EBPP Electronic Bill Presentment and Payment GmbH, Vienna (deputy chairman) Notartreuhandbank AG, Vienna (deputy chairman) Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna Schoellerbank Aktiengesellschaft, Vienna (chairman)[2] Stahl Judenburg GmbH, Judenburg Union Versicherungs-Aktiengesellschaft, Vienna (deputy chairman) Visa-Service Kreditkarten Aktiengesellschaft, Vienna[2]
Jan-Christian Dreesen until February 9, 2006		
Rolf Friedhofen	Financial Markets Service Bank GmbH, Munich (deputy chairman)[2] HVB Immobilien AG, Munich (chairman)[2] HVB Information Services GmbH, Munich (deputy chairman)[2] HVB Pensionsfonds AG, Munich[2]	HVB Profil Gesellschaft für Personalmanagement mbH, Munich (deputy chairman)[2]
Heinz Laber	BodeHewitt Beteiligungs AG, Grünwald (chairman)[2] HVB Pensionsfonds AG, Munich (deputy chairman)[2]	BVV Versicherungsverein des Bankgewerbes a.G., Berlin ESMT European School of Management and Technology GmbH, Berlin HVB Profil Gesellschaft für Personalmanagement mbH, Munich (chairman)[2] HVB Secur GmbH, Munich[2] Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich[2]
Dr Stefan Schmittmann (deputy Board member until September 11, 2006)	Deutsche Schiffsbank AG, Bremen/Hamburg (deputy chairman) Schaltbau Holding AG, Munich Verlagsgruppe Weltbild GmbH, Augsburg	Bayerische Landesanstalt für Aufbaufinanzierung (LfA), Munich

1 As of January 31, 2007
2 Group directorship

List of executives and outside directorships[1] continued

Management Board

NAME	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER GERMAN COMPANIES	POSITIONS ON COMPARABLE BOARDS OF GERMAN AND FOREIGN COMPANIES
Ronald Seilheimer	Chemie Pensionsfonds AG, Munich[2] HVB Capital Partners AG, Munich (chairman)[2] HVB Payments & Services GmbH, Munich (deputy chairman)[2] until December 31, 2006 HVB Pensionsfonds AG, Munich (chairman)[2]	CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna[2] HVB Banque Luxembourg Société Anonyme, Luxembourg[2] HVB Consult GmbH, Munich (chairman)[2] HVB Principal Equity GmbH, Munich (chairman)[2] Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich (chairman)[2]
Matthias Sohler	DAB Bank AG, Munich (deputy chairman)[2] Financial Markets Service Bank GmbH, Munich (chairman)[2] HVB Immobilien AG, Munich (deputy chairman)[2] HVB Information Services GmbH, Munich (chairman)[2] HVB Payments & Services GmbH, Munich (chairman)[2], until December 31, 2006	HVB Secur GmbH, Munich (chairman)[2]
Dr Wolfgang Sprissler Spokesman	ThyssenKrupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (president)[2]
Andrea Umberto Varese	HVB Immobilien AG, Munich[2]	Liquiditäts-Konsortialbank GmbH, Frankfurt am Main Locat Croatia, Zagreb Locat Russia, Moscow Pekao Leasing, Warsaw (president)
Andreas Wölfer	DAB Bank AG, Munich (chairman)[2] Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2]	Asset Management GmbH, Vienna[2] HVB Banque Luxembourg Société Anonyme, Luxembourg (deputy chairman)[2] HVB Capital Management, Inc., New York (chairman)[2]

1 As of January 31, 2007
2 Group directorship

List of employees and outside directorships

NAME	POSITIONS ON STATUTORY SUPERVISORY BOARDS OF OTHER COMPANIES
Dr Wolfgang Bassermann (until December 31, 2006)	Dermapharm AG, Grünwald
Tiziana Bernardi	HVB Payments & Services GmbH (until December 31, 2006), Munich[2]
Alexander Boldyreff	Bankhaus Neelmeyer AG, Bremen (chairman)[2]
Lutz Diederichs	Köhler & Krenzer Fashion AG, Ehrenberg
Dr Peter Ermann	Bankhaus Neelmeyer AG, Bremen[2] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[2]
Henning Giesecke	Rothenberger AG, Kelkheim
Matthias Glückert	Oechsler AG, Ansbach
Klaus Greger	HVB Payments & Services GmbH (until December 31, 2006), Munich[2]
Dr Rainer Krütten	Internationales Immobilien-Institut GmbH, Munich[2]
Raimund Meilner	Bankhaus Neelmeyer AG, Bremen[2]
Virginio Meli	Financial Markets Service Bank GmbH, Munich[2]
Michael Papenfuss (until December 31, 2006)	Beate Uhse AG, Flensburg
Dr Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main
Dr Peter Stopfer	Chemie Pensionsfonds AG, Munich[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, Munich[2]
Stephan Winkelmeier	HVB Immobilien AG, Munich[2]

1 As of January 31, 2007
2 Group directorship

Mortgage Banking

Coverage

€ millions	2006	2005
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	—	—
2. Loans and advances to customers		
Mortgage loans	46,829	52,287
Other eligible cover[1]		
1. Other lending to banks	700	1,000
2. Debt securities and other fixed-income securities	1,107	950
3. Equalisation claims on government authorities	—	—
Subtotal	**48,636**	**54,237**
Total mortgage bonds requiring cover	42,175	48,165
Excess coverage	**6,461**	**6,072**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	459	524
Mortgage loans	—	—
Municipal loans	459	524
2. Loans and advances to customers	11,522	12,819
including:		
Mortgage loans	1,363	1,622
Municipal loans	9,766	10,505
3. Debt securities and other fixed-income securities	487	1,709
Other eligible cover[2]		
Other lending to banks	50	50
Subtotal	**12,518**	**15,102**
Total public-sector bonds requiring cover	7,014	8,910
Excess coverage	**5,504**	**6,192**

1 compliant with Section 19 (1) of the German Pfandbrief Act
2 compliant with Section 20 (2) of the German Pfandbrief Act

Mortgage bonds outstanding and covering assets used

€ millions	NOMINAL 2006	NOMINAL 2005	PRESENT VALUE 2006	PRESENT VALUE 2005	PRESENT RISK VALUE 2006	PRESENT RISK VALUE 2005
1. Mortgage bonds						
Covering assets[1]	48,636	54,237	50,519	58,110	52,037	56,387
thereof: derivatives	—	—	—	—	—	—
Mortgage bonds	42,175	48,165	43,635	51,496	45,221	49,980
Excess coverage	**6,461**	**6,072**	**6,884**	**6,614**	**6,816**	**6,407**
2. Public-sector bonds						
Covering assets[2]	12,518	15,102	13,052	16,140	12,663	15,672
thereof: derivatives	—	—	—	—	—	—
Mortgage bonds	7,014	8,910	7,382	9,710	7,064	9,351
Excess coverage	5,504	**6,192**	5,670	**6,430**	5,599	**6,321**

1 including further covering assets compliant with Section 19 (1) of the German Pfandbrief Act
2 including further covering assets compliant with Section 20 (2) of the German Pfandbrief Act

Maturity structure of mortgage bonds outstanding and fixed-interest periods of the respective covering assets

€ millions	COVERING ASSETS 2006	COVERING ASSETS 2005	MORTGAGE BONDS 2006	MORTGAGE BONDS 2005
1. Mortgage bonds[1]				
less than 1 year	11,361	11,772	8,379	12,670
at least 1 year but less than 5 years	24,894	28,096	17,825	20,620
at least 5 years but less than 10 years	10,557	12,624	13,942	13,785
10 years or more	1,824	1,745	2,029	1,090
	48,636	**54,237**	**42,175**	**48,165**
2. Public-sector bonds[2]				
less than 1 year	4,072	4,775	402	2,737
at least 1 year but less than 5 years	4,981	6,805	3,138	2,623
at least 5 years but less than 10 years	2,439	2,574	2,209	2,118
10 years or more	1,026	948	1,264	1,432
	12,518	**15,102**	**7,013**	**8,910**

1 including further covering assets compliant with Section 19 (1) of the German Pfandbrief Act; by fixed-interest period or remaining maturity in the case of bonds
2 including further covering assets compliant with Section 20 (2) of the German Pfandbrief Act; by fixed-interest period or remaining maturity in the case of bonds

Loans and advances to cover mortgage bonds, broken down by size

€ millions	2006	2005
Mortgage covering assets		
up to and including €300,000	29,522	32,584
over €300,000 up to		
and including €5,000,000	12,458	14,055
€5,000,000 or more	4,849	5,648
	46,829	**52,287**

Mortgage Banking continued

Loans and advances used to cover mortgage bonds, broken down by region in which the mortgaged properties are located and by type of occupancy

	MORTGAGE COVERING ASSETS			
	RESIDENTIAL PROPERTY		COMMERCIAL PROPERTY	
€ millions	2006	2005	2006	2005
1. Austria				
Apartments	1	1	—	—
Single-family homes	—	—	—	—
Multi-family homes	—	—	—	—
	1	**1**	**—**	**—**
2. France/Monaco				
Apartments	—	—	—	—
Single-family homes	3	4	—	—
Multi-family homes	1	1	—	—
Office buildings	—	—	6	5
Buildings under construction	—	—	—	—
	4	**5**	**6**	**5**
3. Germany				
Apartments	11,796	13,208	—	—
Single-family homes	12,269	13,519	—	—
Multi-family homes	10,150	11,240	—	—
Office buildings	—	—	4,864	5,526
Commercial buildings	—	—	3,858	4,233
Industrial buildings	—	—	872	987
Other commercial buildings	—	—	938	1,137
Buildings under construction	1,069	1,119	883	1,158
Building sites	48	61	51	67
	35,332	**39,147**	**11,466**	**13,108**
6. Italy/San Marino				
Apartments	1	—	—	—
Single-family homes	1	1	—	—
Multi-family homes	—	1	—	—
	2	**2**	**—**	**—**
5. Luxembourg				
Office buildings	—	—	4	4
	—	**—**	**4**	**4**
6. Netherlands				
Office buildings	—	—	13	13
	—	**—**	**13**	**13**
7. Spain				
Apartments	—	2	—	—
Single-family homes	1	—	—	—
Buildings under construction	—	—	—	—
	1	**2**	**—**	**—**
	35,340	**39,157**	**11,489**	**13,130**

Loans and advances used to cover public-sector bonds, broken down by type of debtor or guarantor and its home country

	COVERING ASSETS	
€ millions	2006	2005
1. Austria		
Central government	210	10
	210	**10**
2. Europe[1]		
Other	—	—
	—	—
3. Germany		
Central government	309	327
Regional authorities	3,286	4,483
Public-sector authorities	5,546	6,393
Other	2,673	3,283
	11,814	**14,486**
4. Greece		
Central government	236	436
Other	43	59
	279	**495**
5. Italy		
Regional authorities	20	20
	20	**20**
6. Spain		
Regional authorities	20	20
Public-sector authorities	50	21
Other	75	—
	145	**41**
	12,468	**15,052**

1 European Coal and Steel Community

Payments in arrears

Payments in arrears on mortgages and public-sector loans and advances due between October 1, 2005 and September 30, 2006 break down as follows:

	COVERING ASSETS	
€ millions	2006	2005
1. Payments in arrears on mortgages		
France	—	—
Germany	32	52
	32	**52**
2. Payments in arrears on public-sector loans and advances		
Germany		
Regional authorities[1]	4	2
Other[1]	9	9
	13	**11**

1 officially guaranteed loans and advances

Mortgage Banking continued

Repayments, foreclosures and sequestrations

€ millions	NUMBER OF PROCEEDINGS	OF WHICH: COMMERCIAL PROPERTY 2006	OF WHICH: RESIDENTIAL PROPERTY 2006
1. Repayments			
through amortisation		1,000	2,943
other		670	845
		1,670	**3,788**
(comparative figures from 2005		353	929)
2. Foreclosures and sequestrations			
a) Pending at December 31, 2006			
Foreclosure proceedings	938	61	877
Sequestration proceedings	62	21	41
Foreclosure and sequestration proceedings	702	83	619
	1,702	**165**	**1,537**
(comparative figures from 2005	2,788	287	2,501)
b) Foreclosures finalised in 2006	**1,849**	**118**	**1,731**
(comparative figures from 2005	2,571	220	2,351)
3. Properties auctioned or repossessed			
The Pfandbrief bank did not have to repossess any properties in the year under review.			

Interest in arrears

Interest in arrears on mortgage-covering assets due between October 1, 2005 and September 30, 2006 totalled €9 million. Arrears break down as follows:

€ millions	2006	2005
Commercial property	2	4
Residential property	7	10

The present annual financial statements were prepared on March, 20, 2007.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE MANAGEMENT BOARD

Cernko Friedhofen Laber Schmittmann

Seilheimer Sohler Sprissler Varese Wölfer

Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Bayerische Hypo- und Vereinsbank AG, for the business year from January 1 to December 31, 2006. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the shareholder agreement/articles of incorporation agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Article 317 HGB (Handelsgesetzbuch, "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements (and the supplementary provisions of the shareholder agreement/articles of incorporation) and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, March 20, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer

Financial Calendar

IMPORTANT DATES 2007

Publication of the 2006 annual results	March 22, 2007
Annual General Meeting of Shareholders	June 26 (27), 2007*
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 9, 2007
Second-quarter earnings	August 3, 2007
Third-quarter earnings	November 13, 2007

* The Annual General Meeting of Shareholders has been convened for June 26, 2007 and also for June 27, 2007 as a precautionary measure in the event that it cannot be concluded on the first day.

Contacts
Should you have any questions about the annual report, please contact Group Investor Relations
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com
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Internet
You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvb.com/annualreport
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Shareholder publications
Annual Report (English/German)
Interim reports (English/German)
for the first, second and third quarters
Sustainability Report
You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport
Annual Report Lexicon (available in German only)

Ordering
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calling +49 (0)89 89506075 or
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HypoVereinsbank

Member of UniCredit Group

END